Form 20-F
period 2002-12-31
ELBIT VISION SYSTEMS LTD
filed 2003-06-30
CIK 1011664

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File No. 1-8201

ELBIT VISION SYSTEMS LTD.
 (Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

New Industrial Park, Building 7, Yoqneam, Israel
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 1.00 New Israeli Shekel per share

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,166,667 Ordinary Shares

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑          No ☐

               Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐	Item 18 ☑

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3.	KEY INFORMATION	5
	SELECTED FINANCIAL DATA	5
	RISK FACTORS	5
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	5
	GENERAL RISKS	6
	RISK FACTORS RELATING TO OUR TEXTILE INSPECTION BUSINESS	8
	RISK FACTORS RELATING TO OUR MICRO-ELECTRONICS INSPECTION BUSINESS	10
	RISK FACTORS RELATING TO OUR INTELLECTUAL PROPERTY	11
	RISKS FACTORS RELATING TO OUR OPERATIONS IN ISRAEL	12

ITEM 4.	INFORMATION ON THE COMPANY	14
	HISTORY AND DEVELOPMENT OF THE COMPANY	14
	BUSINESS OVERVIEW	15
	INTELLECTUAL PROPERTY RIGHTS	26
	ORGANIZATIONAL STRUCTURE	27
	PROPERTY, PLANTS AND EQUIPMENT	27
	GOVERNMENTAL REGULATION AFFECTING THE COMPANY	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
	SELECTED FINANCIAL DATA	28
	OPERATING RESULTS	29
	LIQUIDITY AND CAPITAL RESOURCES	31
	IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS	31
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	32
	TREND INFORMATION	34

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
	COMPENSATION	38
	BOARD OF DIRECTORS	39
	EMPLOYEES	41
	SHARE OWNERSHIP	42

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
	MAJOR SHAREHOLDERS	44
	VOTING AND RIGHT OF FIRST REFUSAL AGREEMENTS	44
	RELATED PARTY TRANSACTIONS	45

ITEM 8.	FINANCIAL INFORMATION	48
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	48
	LITIGATION	48
	DIVIDEND DISTRIBUTIONS	49
	SIGNIFICANT CHANGES	50

ITEM 9.	THE OFFER AND LISTING	50
	MARKET AND SHARE PRICE HISTORY	50

ITEM 10.	ADDITIONAL INFORMATION	51
	MEMORANDUM AND ARTICLES OF ASSOCIATION	51
	MATERIAL CONTRACTS	55
	EXCHANGE CONTROLS	55
	TAXATION	56
	DOCUMENTS ON DISPLAY	61

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3 “Risk Factors.”

---------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States.  As applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein.  All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

---------------

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

Risk Factors Related to our Ordinary Shares

The market prices of our ordinary shares have been and may continue to be volatile.

The market prices of our ordinary shares are subject to fluctuations.  The following factors may significantly impact the market price of our ordinary shares:

•	quarter-to-quarter fluctuations in our financial results;

•	under or over performance against analysts’ estimates;

•	changing laws and government regulations relating to our business;

•	increased market share penetration by our competitors;

•	general economic conditions;

•	increased operating costs, particularly with regard to machinery and personnel;

•	additions or departures of key personnel;

•	sales of additional ordinary shares;

•	political, economic or other developments affecting Israel; and

•	stock market volatility.

Our results are affected by volatility in the securities markets.

Due to the downturn in the world economy over recent years, the securities markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many high-technology companies, including companies that have a significant presence in Israel.  Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they, and particularly those in the fields of communications, software and Internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses.  Such failure and the volatility of the securities market in general, and in particular in relation to our shares, may affect our ability to raise additional financing in the future.

General Risks

Uncertainty following the terrorist attacks that occurred in New York and Washington on September 11, 2001, the war in Iraq and other acts of violence or war may materially affect the markets on which our securities trade, the markets in which we operate, our operations and profitability.

On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C.  In response to these terrorist attacks, a United States-led coalition of nations retaliated against the Taliban regime in Afghanistan. Since this time governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq, which resulted in a change in the Iraqi regime. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

The spread of the SARS epidemic could seriously harm our profitability in Asia.

SARS is a Flu-like virus which first appeared in China in November 2002. To date, there have been thousands of cases reported worldwide with hundreds of fatalities. Due to the ease with which SARS can spread, medical experts recommend placing people who have contracted SARS into quarantine. Although there have been cases of SARS reported in various regions, SARS is most prominent in Asia and specifically China and Hong Kong. The spread of SARS has resulted in a slowdown in our business that has been felt especially in China, where we have an office of interest. Usually, this office of interest generates approximately 5% of our total revenues. There is no way of knowing when the global spread of SARS will be brought under control. Although the substantial majority of our sales are not made in Asia, if the situation persists or worsens, it could seriously damage our sales in Asia, and particularly in China.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Our planned growth may not be successful.

Our planned growth may strain our administrative, operational, financial and management systems and resources. The management of our growth will require expansion and improvement of our systems and controls.  We may also require an increase in our research and development and marketing and sales operations. There can be no assurance that we will be able to implement our plans for future growth.

We depend on a limited number of key personnel who would be difficult to replace.

Our success depends in large part on certain of our personnel, including our sales representatives, executive and research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

Our international sales could be adversely affected by changes in domestic and foreign regulations.

Our systems have been sold primarily in the United States, Europe and the Far East. We are subject to the risks inherent in international business activities.  These risks include unexpected changes in regulatory requirements, compliance with a wide variety of foreign laws and regulations, import restrictions, tariffs and other trade barriers, staffing and managing foreign operations, transportation delays and seasonal reduction of business activities. Additionally, if for any reason exchange or price controls or other restrictions on conversion of foreign currencies were imposed, our business could be adversely affected.

We depend on a limited group of subcontractors and suppliers.

Any material interruption in production at our facility could have a material adverse effect on our business, operating results and financial condition. In addition, certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a single or a limited group of suppliers could result in the inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. There can be no assurance that supplies will be available to us on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could have an adverse effect on us.

We may require additional financing.

Due to our recent history of losses, it may be difficult for us to obtain additional financing, should we require it.  We are currently finalizing negotiations with our principal shareholder Altro Warenhandelsgesmbh (an Austrian company, controlled by Nir Alon), or Altro, which has agreed to invest a further $700,000 dollars, in installments over the course of approximately one year, in consideration for the purchase of 2,000,000 of our ordinary shares. The negotiations relate principally to the amount to be paid in each installment by Altro. For more information see Item 7, “Major Shareholders and Related Party Transactions– Plan of Arrangement and Warrant Offering”.

We have a history of losses and may not be profitable in the future.

We have not generated net income on an annual basis since 1997. We incurred net losses of $8.34 million, $1.31 million, and $1.68 million in 2000, 2001, and 2002, respectively. As of December 31, 2002, we had an accumulated deficit of approximately $17.56 million. We may continue to operate at a loss for the foreseeable future and we cannot estimate when or if we will achieve profitability.

Risk Factors Relating to our Textile Inspection Business

We rely heavily on sales of I-TEX systems.

Sales of our I-TEX systems have in the past accounted for all, and continue to account for the majority of our revenues. In addition, we anticipate that sales of I-TEX systems and related textile systems will continue to account for a substantial portion of our revenues in the foreseeable future. Accordingly, our business and results of operations are dependent on sales of I-TEX systems and any decrease in sales of I-TEX systems would have a material adverse effect on our business and results.

The textile automatic inspection market has become highly competitive.

We understand that several companies claim to have developed products with similar visual inspection or shade analyzing capabilities. It is possible that systems developed by these or other future competitors will prove more effective than our I-Tex systems and our Shade Variation Analyzer and that potential customers will prefer them. If we are unable to maintain our competitive advantage or are unable to convince potential customers of the superiority of our products, our business will be seriously harmed.

Competition in our industry is intense.

The competition for the development and sale of advanced automated vision systems in other industries and for other applications is intense. To the extent providers of automated vision systems choose to focus on or develop advanced automated vision technology for the fabric industry or other industries for which we attempt to develop products, we could face significant competition in the future.  Our potential competitors may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have. There can be no assurance that our potential competitors will not develop products that render our products less competitive.

We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

The technology incorporated in vision inspection and quality management systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products which can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our core technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

There is uncertainty of market acceptance for our products, and the nature of the industry is cyclical.

Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual inspection and quality management systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our system over human visual inspection and quality monitoring of fabrics. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace. In addition, most of our sales have been to manufacturers of textiles used for apparel. The textile industry, which is substantially dependent on apparel, has been subject to cyclical variations. For the foreseeable future, our operations will continue to depend on the volume of capital expenditures in the textile manufacturing industry. While our current strategy is to diversify beyond the textile industry (see Item 4, “Information on the Company -- The Micro-Electronics Industry”), our results of operations would be adversely affected by a slowdown in the textile industry.

The long payment cycle in our industry may have a negative effect on our cash flow.

As is the case with many suppliers of equipment to the textile industry, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after an evaluation and/or acceptance period for systems sold subject to an evaluation period.  The time required for installation and evaluation varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, assimilation of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system.  For systems sold subject to an evaluation period, revenue is recognized upon customer acceptance. The length of the customer’s evaluation and acceptance period generally varies from one to twelve months after installation. Because of these factors, there is a long payment cycle with respect to our sales process.

We may experience fluctuations in quarterly results.

We may from time to time experience significant fluctuations in quarterly operating results due to a variety of factors. Historically, our highest level of net sales has been in the fourth quarter of each year. Significant fluctuations in our net sales can occur from period to period depending upon the timing of the receipt of customer orders and shipment, installation and/or acceptance of systems. The timing of customer orders can be affected by a variety of factors, including a customer’s internal purchasing policies, capital equipment budget and manufacturing cycles, industry trade shows and anticipated new product introductions by us or by others. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

We rely on a small number of customers for a significant portion of our revenues.

Although the composition of our customers has changed from year to year, and sales to individual customers are subject to material increases and decreases depending on customer capital equipment requirements. In 2002, 2001 and 2000 one of our customers accounted for 9.5% 21% and 15% of our net sales respectively. While no other customer accounted for more than 10% of our net sales in 2000, 2001 or 2002, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases.

Risk Factors Relating to our Micro-Electronics Inspection Business

We may not be able to develop or market the new products successfully.

In the third quarter of 2002, we made a strategic decision to expand our business by the adaptation of our automated inspection technology and its application to the micro-electronics inspection industry. To that end, we created an electronic inspection division, which is utilized for the purpose of developing know-how related to the automated inspection of wafers in the micro-electronics industry. While textile inspection is still our only revenue-creating business, we have invested a material amount of our resources for the development of our new field of wafer inspection. If we are unable to successfully develop or market products for this new part of our business, this could significantly affect our longer-term plans for profitability.

The micro-electronics industry is highly volatile and unpredictable.

As a supplier to the micro-electronics industry, we would be subject to the business cycles that characterize the industry – the timing, length and volatility of these cycles are difficult to predict. The micro-electronics industry has historically been cyclical because of sudden changes in demand for micro-electronics and capacity requirements, including capacity utilizing the latest technology. These changes affect the timing and amounts of customers’ capital equipment purchases and investments in new technology. Consequently, in the event that we successfully develop our inspection devices for the industry, these cycles could create pressure on our ability to launch new products to market or adapt existing products in a timely manner, which could affect our net sales, gross margin and net income. Additionally, these cycles could challenge key management, engineering and other employees, who are vital to our success.

The current weakness in the micro-electronics industry could affect our ability to launch our products.

While our business model for the micro-electronics industry is based on the current weakness in the industry by focusing on add-on products (e.g. wax and haze inspection technologies) to the installed manufacturing capacity rather than new capital equipment, the micro-electronics industry is currently experiencing what our management believes may be the most severe decline in its history. We cannot predict when a recovery will begin or what the industry’s rate of growth will be in such a recovery. Should the decline continue into the long-term or a slow recovery rate, this may affect our ability to reach the full marketing potential of our products.

Our business would rely on a small number of customers.

According to our research there are approximately seven companies, which produce 80% of all wafers sold globally. Consequently, there are a limited number of customers to which we could sell our products. While we are not aware of any competitors in our field, should any of our target customers seek to purchase similar products from other companies, or such target customers reduce or cancel expected orders, this could have a material adverse affect on our profitability in this segment industry.

Risk Factors Relating to Our Intellectual Property

We may not be able to protect our intellectual proprietary rights.

We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches have any patents or patent applications pending with respect to this technology. We do have a patent in France and Germany and patent applications pending in Canada and Israel with respect to certain technology incorporated in the video cameras used by our systems. For our developments for the micro-electronic industry we intend to apply for patents for haze and wax inspection technologies. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information see Item 4, “Information on the Company -- Intellectual Property Rights.”

We may not be able to avoid others from successfully claiming that we have infringed their proprietary rights.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid.  For more information see Item 8, “Financial Information -- Lemelson Patent Infringement Claim”.

Risk Factors Relating to Our Operations in Israel

Conditions in Israel may affect our operations.

We are incorporated under the laws of, and our corporate offices, research and development operations and production facilities are located in, Israel.  Although almost all of our current sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel and the Middle East.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries.  Israel has entered into peace agreements with Egypt and Jordan, various agreements with certain Arab countries and the Palestine Liberation Organization and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Nevertheless, there has been a significant escalation in violence since September 2000, which has continued with varying levels of severity into 2001, 2002, and 2003. Negotiations between Israeli and Palestinian representatives have ceased in light of heightened terrorist activity of groups operating within the Palestinian Authority.  The political and security situation in Israel may result in certain parties, with whom we have entered into contractual relations, claiming that they are not obligated, pursuant to force majeure provisions, to perform their commitments under such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could preclude us from raising capital. Furthermore, our main facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if events associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses and/or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.  While these developments have not had a material impact on our business, we can give no assurance that it will not have such an effect in the future.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances.  Recently, there has been a significant call-up of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

Most of our sales are made in U.S. dollars.  We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. During each of 2001 and 2002, less than 10% of our sales were made in non-U.S. dollar currencies. This exposes us to market risk from changes in foreign exchange rates vis-a-vis the U.S. dollar.  We generally utilize foreign currency exchange contracts to mitigate these risks.  Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Resulting from the strong devaluation of the NIS against the dollar during 2002, the Consumer Price Index steadily rose during that year and has continued to rise into 2003 (in spite of the relative strength of the NIS against the dollar). For further discussion of such devaluation, see Item 5, “Operating And Financial Review And Prospects -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets”. There can be no assurance that we will not incur losses from such fluctuations.

We benefit from certain government programs and tax benefits, which may change or be withdrawn.

We benefit from certain Israeli government grants, programs and tax benefits. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund payments under these programs or pay certain taxes. There can be no assurance that such programs and tax benefits will be continued in the future, at their current levels or otherwise. The termination or reduction of certain programs and tax benefits could have a material adverse affect on our business, results of operations and financial conditions.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. Most of our executive officers and all of the directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time.  Judgment creditors bear the risk of unfavorable exchange rates.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Elbit Vision Systems Ltd. (“EVS”) designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for the textile and other fabric industries.  Our systems are designed to increase the accuracy, consistency and speed of the detection of defects in the manufacturing process of fabrics in order to reduce labor costs, improve product quality and increase manufacturing efficiency.  We currently market four product lines designed to address the quality monitoring needs of different sectors within the fabric manufacturing industry: I-Tex, for the visual inspection and quality monitoring of woven and knitted fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, for the detection of filament defects in glass fabrics; and Shade Variation Analyzer, for the detection of shade inconsistencies in dyed fabric. We adapted our core visual interpretation technologies for other applications, such as those in the non-woven fabric and printing industries, which have visual inspection and quality monitoring needs similar to those of the fabric industry.  Potential applications in the non-woven industry include air filtration media, diapers, surgical dressings and other non-woven based products.

In the third quarter of 2002, we decided to leverage our expertise in designing visual inspection systems and expand our business into the field of machines for the inspection of wafers manufactured for the micro-electronic industry. During 2003, we have continued to invest time and resources in our efforts to expand our business into new areas of production. We intend to these efforts to be on-going.

Our legal and commercial name is Elbit Vision Systems Ltd.  We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, which was replaced in February 2000 by the Israel Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Ltd.  Prior to such date, our business operated as a division of Elbit.  In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares.  At such time the ordinary shares were quoted on the NASDAQ National Market.  Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the over-the-counter bulletin board until June 21, 2001 when they were transferred to the NASDAQ SmallCap Market.

The discussion on the investments by Mr. Nir Alon and/or Altro is incorporated by reference to Item 7 “Major Shareholders and Related Party Transactions”.

Our executive offices are located at New Industrial Park, Building 7, Yoqneam, Israel and our telephone number is 972-4-993-6400.  Our Web site is www.evs.co.il. Information on our Web site is not incorporated by reference in this annual report.

Business Overview

The Textile Industry

The textile industry has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric-forming, fabric spreading fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

In recent years, textile manufacturers have successfully incorporated automation technology into their manufacturing process. While automation has permeated virtually every component of the textile manufacturing process, inspection and quality monitoring remain principally labor-intensive operations and consequently can be impediments to greater efficiency and profitability. Textile manufacturers inspect fabric in order to:

•	determine the quality of the fabric, thereby enabling a determination of its end usage and price;

•	locate, label and trace major defects (a requirement in the industry) for rapid identification in later stages of the manufacturing process;

•	prevent the reoccurrence of defects caused by manufacturing equipment; and

•	reduce rebate payments for textiles delivered with defects.

Fabric inspection can be performed at various stages of the production process and is often performed two to three times during a complete production cycle.

Manual inspection of fabrics is generally performed by running the fabric over a wide table under appropriate lighting.  A human inspector is generally expected to detect a variety of defects, including holes of various sizes and shapes, tears, cuts, thick ends, missing threads, width distortion and variations in the fabric density and width, and mark them according to their type and location on the fabric roll.  In the case of inspection of printed fabrics, the human inspector is expected to detect defects such as misfits, lint, stick-ins and off-center and narrow prints.  Inspectors inspecting dyed fabrics are also expected to detect variations in the color and shades of the dyed fabric.
Human inspection of fabrics is unreliable for the following reasons:

•

the inspection environment is influenced by factors such as the speed at which the fabric passes in front of the inspector, the lighting in the testing area and the distance and angle at which the inspector views the fabric. Differences in inspection environments can lead to varying assessments of fabric quality;

•	the accuracy of the inspection is affected by the attention span and fatigue of the human inspector, who is normally expected to view fabrics for a period of several hours;

•	perception problems caused by the fatigue of specific nerve cells in the case of patterned and printed material; and

•	manual inspection is performed by numerous persons worldwide, each with a different perception of product quality.

These factors have led to inconsistent assessments of fabric quality and have caused fabric inspection to be a time-consuming and costly process. These limitations also make it difficult to establish a reliable industry-wide standard for fabric quality.  The limitations of manual inspection, along with the general trend in the textile industry towards automation, in order to reduce costs and improve quality, have created an opportunity for an effective automatic visual inspection and quality monitoring systems, for various niche markets in the textile industry.

The EVS Solution for the Textile Industry

We develop sophisticated automatic visual inspection systems designed to overcome the limitations of human visual inspection.  Our systems combine high-performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms.  The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision making elements.  The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories.  Our systems then analyze detected defects and provide information regarding their nature.  Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

Products

We currently offer four families of visual inspection systems: I-TEX, for the visual inspection and quality monitoring of woven, knitted and non-woven fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, for the detection of broken filaments defects in glass fabric; SVA LITE, a Shade Variation Analyzer for the detection of shade inconsistencies in dyed fabric.

               I-TEX Family of Products

The I-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs.  I-TEX systems detect numerous types of defects on any unicolor web as well as some complex fabrics such as fabrics for the automative industry and denim fabrics, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities.  They then provide the manufacturer with information regarding the location, size and shape of the defect.  Depending on the model, I-TEX systems can detect defects as small as 0.5 mm on a variety of web widths ranging from 150 to 600 centimeters, at maximum speeds ranging from 10 to 800 meters per minute.  In addition, I-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

The modular design of the I-TEX systems enables their use for a wide range of applications throughout the fabric-forming process, including greige, dyed fabrics and finished fabrics, and for inspection of a variety of fabrics including those used for apparel, home textile and technical and industrial textiles.  The modular design also enables the configuration of the system to match the manufacturer’s demands with respect to matters such as web width, web speed, desired resolution, auxiliaries, information distribution channels within the plant and grading standards.  I-TEX systems can be integrated in-line with existing textile production equipment or can be used as off-line stand-alone units to inspect web after manufacturing is complete.

               Quality Monitoring Process

The I-TEX quality monitoring process is comprised of three primary phases: the pre-inspection phase, the inspection phase and the post-inspection phase.

Pre-Inspection Phase.  The pre-inspection phase is the preliminary learning stage in which a sample of web of acceptable quality is scanned through the system. Based on the information obtained, the system creates a parameters file for the web style to be inspected that defines the statistical features of a “good” web based on the customer’s specifications. The system then uses these parameters to learn what to look for when inspecting the fabric. Once the system has learned the parameters of the sample, the system is ready to begin inspecting the fabric.

Inspection Phase.  The system moves the web being inspected through the image acquisition unit.  The image acquisition unit acquires the image of the web being inspected and transforms video signals of the web into digital signals for processing and analysis. This unit then transfers the web image to the system’s computer. The computer processes the web image and distinguishes between inherent product irregularities and product defects.  It then groups product defects according to their size, direction and shape and grades them in terms of severity. The system displays a map of the defects in real-time, stores the defect image and records information with respect to each defect detected.  The system may also be programmed to activate external units such as marking units and alarms upon detection of a defect.

Post-Inspection Phase.  Following the inspection of the fabric, the system provides an inspection report, which may be printed or archived, containing a record of each defect that has been detected, statistics regarding the type and position of the defect, and the overall grading of the rolls according to pre-defined guidelines. In the in-line mode, the inspection report may be sent directly to the manufacturer’s host computer thereby enabling an operator to take immediate actions to remedy the cause of the defects or take actions to eliminate such defects in the future. The images can also be analyzed using the video album workstation described below, enabling customers to identify the cutting points for optimal web yield, and to re-grade the fabric.

Models

I-TEX. I-TEX systems are currently available in four basic models: I-TEX 100, I-TEX 200, I-TEX 2000 and I-TEX Lite.
•

The I-TEX 100 is designed for greige and technical web inspection.  It can be configured for extra-high resolution and for extra-wide fabrics.  The list price of the basic configuration of the I-TEX 100 ranges between $120,000 and $200,000.

•	The I-TEX 200 is designed for in process and final inspection of unicolored dyed and finished fabric. The list price for the basic configuration of the I-TEX 200 is approximately $250,000.
•

The I-TEX 2000 is the I-TEX family’s high-end product.  I-TEX 2000 is a more compact, more powerful and more flexible version of I-TEX.  It can operate at a maximum speed of up to 300 meters per minute.  It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric.  The list price for the I-TEX 2000 ranges between $350,000 and $550,000, depending on the configuration.

•

The I-TEX Lite is one of the new line of inspection products of EVS. The system is designed for a easy and flexible installation on a wide range of web production lines such as Non Woven, Paper, Composite materials, laminated materials etc. The system allows EVS to offer solutions to new market segments using its vast experience from the textile industry. The list price for the I-TEX Lite ranges is between $70,000 and $180,000, depending on the configuration.

      Modules

We offer the following three modules for defect analysis and cut optimization for our I-TEX systems: the Video Album workstation, the DMSS (Defect Monitoring Sub System) and the Cut Optimization software.

Video Album Workstation.  This module is a stand-alone PC-based station for review and analysis of defect images and data using a Windows-based interface. The images and inspection results are automatically transferred from the system’s computer to the video album workstation via a local area network.

The Video Album workstation enables rapid review of web images and provides visual documentation of defects and overall roll quality. The video album workstation enables review of all recorded information, such as images and data, for each defect. This information enables:

•	regarding and editing of defect data;

•	generation of management reports;

•	archiving of defect data; and

•	definition of points of interest and mandatory cutting points, for the cutting table and DMSS system.

Cut Optimization. A software which enables the user to cut a large “I-TEX Inspected” roll of web into smaller rolls while optimizing the fabrics yield per class (A; B; C …) according to the user’s specifications.  Our Cut Optimization software offers the following benefits:

•	maximizes web rolls selling price;

•	reduces the quantity of second and third quality product; and

•	consistent fulfillment of customer’s demands.

Smart Table. The Smart Table interfaces the I-TEX system and the cutting table and provides users with the following benefits:

•	allows for an accurate stop or slowing the table speed on “point of interest” which were defined on the video album such as: selected defects, cutting points and mending points;

•	contains a trigger for invisible ink or metallic labels defects marking signs; and

•	operates the roll cutting device following the cut optimization results.

These modules can be purchased separately or together to form the I-TEX Inspected Process that provides an integrated link between the web forming and cutting segments of the textile industry.

               Accessories

We offer an extensive line of accessories designed to provide, along with the I-TEX systems, a comprehensive solution for the web inspection and grading process.  These accessories include invisible ink or sticker marking units, alarm sets, ultra violet ink for marking and external connecting devices for marking and measuring.

               PRIN-TEX Family of Products

PRIN-TEX is an in-line, full-color fabric defect detection and quality control system designed to detect defects in printed fabric.  It is designed to be mounted on rotary screen printing machines.  The system is capable of processing and analyzing large amounts of data acquired by cameras positioned over moving printed fabric and comparing this data with data acquired from good repeats of fabric.  The system alerts the operator of printed fabric defects and displays them in real-time on a video monitor.  These features enable the operator to locate the defect and take required corrective measures during the printing process, thereby significantly reducing fabric defects and improving yield of quality fabric.

PRIN-TEX systems can detect printed defects as small as 0.5 mm on an array of fabrics, including woven, knitted and paper.  Defects detectable by PRIN-TEX systems include misfits, lint, stick-ins, insufficient paste, defects due to damaged or blocked screens, defects due to glue problems and off-center and narrow prints. The pattern repetitive length for PRIN-TEX is up to 143.6 centimeters with a maximum fabric speed of 70 meters per minute.

The PRIN-TEX quality monitoring process is comprised of the calibration phase and the inspection phase.

Calibration Phase.  During the calibration phase, the PRIN-TEX system learns the characteristics of the fabric pattern and extracts the appropriate pattern parameters.  The system provides automatic light or integration time calibration in order to ensure optimal lighting conditions for the processing unit based on the type of fabric being inspected.  The fabric length generally required for the automatic calibration is approximately 20 meters.

Inspection Phase.  The inspection phase begins after the calibration phase has been concluded.  During this phase, the system analyzes the determined extracted features and parameters.  The system enables the operator to manipulate the following parameters during the inspection phase: sensitivity, light intensity, zoom control, left margin vertical marker positioning and right margin vertical marker positioning

The system produces detailed reports of the detected defects in the fabric roll.  These reports include information with respect to date, time, total fabric length, total length of defects on the fabric, fabric’s length of calibration and the inspection starting point.  The system also reports location and dimensions of each defect and shows its image type and nature.

PRIN-TEX 2000 is the new generation of our printing monitoring systems. It implements improved image understanding algorithms, specially designed color CCD line cameras, upgraded color displays and synchronization to the rotary printer’s screen. PRIN-TEX 2000 provides better detection performances, better human interface and better ROI results.  We offer PRINT-TEX 2000 in one model or fabric widths of up to 3.2 meters. The list price of PRINT-TEX 2000 is $170,000 – $250,000.

               Broken Filaments Analyzer

The Broken Filaments Analyzer (BFA) is a visual inspection system designed for the detection of broken filaments in glass fabrics used for the electronic printed circuit board (PCB) industry.  Broken glass filaments are small filaments that protrude from glass fabric, generally used for the PCB industry. Broken glass filaments are hardly visible to the human eye, at low web speeds, and are practically invisible at normal production speeds.  They can be as small as a few microns and as short as 0.5 millimeters.  Broken glass filaments can cause defects in the lamination of glass fabrics and the production of printed circuit boards, and may short-circuit or disconnect the end product incorporating the PCB.  For this reason, it is important to effectively detect broken glass filaments and grade glass web in terms of broken filament content. Human inspectors are unable to effectively detect broken glass filaments.

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute.  The broken filaments detected by BFA are displayed on a monitor that shows the running map of the fabric, in real time, and are recorded for further analysis.  The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading.  The BFA is integrated with the I-TEX 100 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics.   The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics.  The list price for the BFA system is $120,000.

               Shade Variation Analyzer

The Shade Variation Analyzer (SVA LITE) is an in-line system designed to measure shade variation in textiles during normal web flow. The SVA LITE is a modular system utilizing calibrated traversing sensors and proprietary signal-processing algorithms. Sensor readings are compared to readings received at the beginning of the roll, or at any other user selected point, to detect side-to-side and beginning-to-end shade variations. The system is designed to be either fully integrated with I-TEX systems or to operate as an independent stand-alone unit.The SVA LITE can be used in two modes of operation.  In the first mode, the SVA LITE is installed after the dryer of the dyeing range and alerts the user when shade variation exceeds the preset limits.  This enables the operator to modify the process parameters. In the second mode, the SVA LITE is installed at the exit of a finishing range together with an I-TEX system or as a stand-alone unit.  The results of the inspection can be used to sort the rolls by their shade or to identify problems during the dyeing-finishing process.  Data from the SVA LITE inspection process can be incorporated into the I-TEX system reports or into a separate SVA LITE report. The list price of the SVA LITE is between $80,000 and $150,000.

The Micro-Electronics Industry

We have adopted a two-year research and development program which aims to develop add-on devices for the optical inspection of bare wafers in the micro-electronics industry in the near term and stand-alone products for the longer-term when we expect to see growth in the micro-electronics industry.

Most microchips are built on a bare silicon wafer and include a variety of components such as transistors and other devices that are connected by multiple layers of wiring. As the density of the circuit components is increased to enable greater computing power in the same or smaller area, the complexity of building the chip also increases, necessitating the formation of smaller structures and more intricate wiring schemes. To build a chip, the transistors, capacitors and other circuit components are first created on the surface of the wafer by performing a series of processes to deposit and remove selected film layers. Similar processes are then used to build the layers of wiring structures on the wafer. The quality of a bare wafer will affect the ability to build the correct circuitry. By constant assessment of the quality of the bare wafer, a microchip producer can better ensure that the product will suit the market for which the chips are being produced.

The production of the bare wafer is a mechanical process requiring several stages, including the preparation of a carrier block by depositing “waxy” layers on its upper – -mounting - surface, and polishing (“hazing”). Currently there is no method to inspect wafers during the early production process.

The EVS Solution for the Micro-Electronics Industry

Due to the overcapacity caused by the downturn in the micro-electronics industry, manufacturers are reluctant to invest in new capital equipment and their main concern is to maximize yield using the existing equipment and reduce labor costs.
Given that the competition between wafer manufacturers is mainly price versus quality, the most efficient way to improve the yield is to perform an effective automated inspection at the end of the wafer production process.

In order to answer the inspection/monitoring requirements in the industry, we are in the process of developing a number of proprietary technologies dedicated to the bare wafer segment.  In spite of their sophistication and novelty, the technologies we are developing are rather inexpensive, robust and scalable.

Our primary goal in this segment industry is to produce devices to be added on to existing machinery one of the devices will inspect the thick transparent layers (“wax”) as they are added to the wafer, and which will monitor the results of the polishing process. In the longer-term we intend to produce devices which will inspect the wafers at other stages of the manufacturing process.

As we improve the performance envelope of our technologies we foresee additional applications in the micro-electronics industry.

Sales and Markets

Sales Network

We market our products through in-house sales personnel in conjunction with independent sales representatives. As of May 31, 2003, 8 in-house sales personnel and 20 independent sales representatives marketed our products.  Our independent sales representatives provide essential pre-and-post sales support for our products in their territories and account for a substantial percentage of our sales worldwide. We believe that our sales representatives network will enable us to introduce new products and to penetrate additional web manufacturers around the world. We intend to further expand our international sales representatives network by entering into relationships with additional sales representatives and forming joint ventures in target markets.

We utilize the services of independent sales representatives in Europe, Latin America, and the Far East.  Our independent sales representatives do not have the authority to enter into contracts on our behalf or otherwise bind us. To promote our products, we devote significant resources towards participation in the key annual textile equipment trade shows.  We also advertise in trade magazines and conduct customer seminars.

We maintain sales and support centers located in the United States, Europe, Asia, and Israel.  When a high level of technical expertise is needed, the sales effort is supported by product marketing managers and our engineers who work closely with customers and potential customers to find solutions to their current and future web inspection challenges.  We work closely with customers in a continuous improvement process on selected technical aspects of our products.  Such improvements often become standard on products sold worldwide.  A specified number of training classes are included in the purchase price of our products.  Subsequent training is provided for a nominal fee.

“I-TEX Inspected” Standard

A significant portion of our marketing effort is focused on making web inspection by I-TEX systems, and the corresponding labeling of the inspected web as “I-TEX Inspected,” an industry standard for web quality inspection.  We believe that the best way to increase demand for our I-TEX systems is to convince end product manufacturers of the benefits of I-TEX inspection, in terms of the quality, uniformity and reliability of the inspection.  If we are successful in doing so, fashion designers will increasingly demand that the fabrics they purchase from web manufacturers be inspected by I-TEX systems.  As more and more designers make these demands, web manufacturers will be required to purchase our systems.  Our efforts include performing tests of the capabilities of I-TEX with leading clothing manufacturers.  Although inspection by I-TEX systems has not yet become an industry standard, many designers express preference for “I-TEX Inspected” fabrics.  There can be no assurance that we will be successful in our efforts to make inspection by I-TEX an industry standard.

Relationships with Leading Equipment Manufacturers

Another important element of our marketing strategy is to establish and strengthen relationships with leading textile equipment manufacturers. These relationships bolster our marketing abilities and assist us in ensuring that our products are technically advanced and designed in conjunction with the development of the textile manufacturers’ web inspection requirements and industry trends.

Principal Markets

In 2000, approximately 60% of our sales were in the United States, approximately 39% were in Europe and 1% were in the Far East.In 2001, approximately 54% of our sales were in the United States, approximately 31.1% were in Europe, approximately 12.2% were in the Far East and 2.1% were in the Central America.In 2002, approximately 45% of our sales were in the United States, approximately 45% were in Europe, and approximately 10% were in the Far East.One customer accounted for 15%, 21%, and 9.5% in 2000, 2001, and 2002 respectively.  No other customers accounted for more than 10% of our net sales in 2000, 2001, or 2002.

Manufacturing

The principal manufacturing and assembly of our basic systems are conducted by subcontractors. We perform logistics and purchasing activities, integration and final testing in-house. In addition, we perform the software installation and configuration, final hardware configuration, quality control and any special system customization needed for a particular customer. Production is based upon firm customer commitments and anticipated orders and is generally planned six months in advance.  We contract with third party subcontractors to perform the manufacturing of our systems so that we can focus on design and product development strengths and minimize fixed costs and capital expenditures. Our engineers work closely with subcontractors to increase manufacturing yields, lower manufacturing costs and assure quality. Our manufacturing facilities and those of our subcontractors are in compliance with ISO-9000 standards.
The proprietary cameras and spectrophotometer included in our products are manufactured by a single source supplier. Some of the electronic components included in our product are manufactured especially for us by exclusive suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers. Our reliance on sole suppliers involves several risks, including a potential inability to obtain adequate supplies of these components and reduced control over pricing and timely delivery of these components.  We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if our single source supplier ceases to produce these components, we would have to transfer the manufacture of the components to another supplier or suppliers.  We estimate that such a transfer would take approximately up to six months and could delay the production and supply of our products, which could harm our results of operations.

There are seven companies that manufacture approximately 80% of wafers worldwide. The leading companies are located in USA, Europe and Far East.

For the sale, distribution and servicing of our products we are negotiating with several companies across the world.

Competition

Over the past few years there have been several academic and commercial attempts to develop systems that will be competitive with our I-TEX family of products. Most of those projects did not reach a commercial stage. Uster Technologies AG (formally Zelleweger Uster) manufactures a system that offers automatic visual inspection technology similar to the primary generations of our I-TEX systems. Uster is a provider of quality control equipment for the textile spinning industry and has greater financial, production and marketing resources than we do. We believe that the capabilities of our technology, along with our experience in implementing these technologies and our wide customer base, provide us with a competitive advantage over them. Other potential competitors are small suppliers of automatic inspection solutions with PC based or “smart camera” technologies. These suppliers, who offer low-cost solutions for low-end applications such as NonWoven, are attempting to penetrate the field of textile inspection, yet, thus far, have not been commercially successful. We are familiar with several companies that are working on an “On Loom” automatic inspection solution for the greige fabric market, including BarcoVision. It is possible that when “On Loom” inspection systems are commercially available, they will be competitive with us in the greige inspection market.

EVS is targeting the Non Woven industry as a high potential market for its automatic inspection systems. The main competitor on this industry is Cognex Corporation - based in the US. Cognex Corporation is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the Non Woven industry, will allow us to produce revenues from it. For a discussion of legal proceedings commenced against Panoptes Ltd., see Item 8, “Financial Information --Litigation -- Panoptes Litigation.”

The presence of competitors in the textile automatic inspection field may increase awareness of the benefits of automatic fabric inspection, and maybe help us enlarge our market. However, it is possible that systems developed by these or other future competitors will prove more effective than our I-TEX systems or that potential customers will prefer them for other reasons.  If we are unable to maintain our technological advantage or are unable to convince potential customers of the superiority of our I-TEX systems, our business would be seriously harmed.

We are not aware of any automated visual inspection and quality control systems, in existence or currently under development, which will compete with the PRIN-TEX family of production.

Several manufactures of equipment for the fabric manufacturing industry offer products that compete with our Shade Variation Analyzer.  Our main competitor is Mahlo GmbH & Co. KG.

The competition for the development and sale of advanced automated vision systems in other industries and for other applications is intense. To the extent providers of automated vision systems choose to focus on or develop advanced automated vision technology for the fabric industry or other industries for which we attempt to develop products, we could face significant competition in the future.  Potential competitors may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do.

We are not aware of any competition in the field of wafer inspection for the micro-electronic industry.

Intellectual Property Rights

In May 2002, we entered into an agreement with our former principal shareholder Elbit Ltd. and Dr. Ilan Tamches, which amended the license agreement existing between us and Elbit, dated June 12, 1996. According to this agreement, Elbit transferred to Dr. Ilan Tamches certain elements of our technology (“Elbit Technology”), which we formerly licensed from Elbit, and other elements of our technology were directly transferred to us by Elbit (“Elbit Modified Technology”). Consequently, we currently license the Elbit Technology from Dr. Tamches, its original developer. Pursuant to this agreement, we have certain non-exclusive rights to this technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license Elbit Technology to any third party which competes with I-TEX systems.

Neither we nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a patent in France and Germany and patent applications pending in Canada and Israel with respect to certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights.

Our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We have registered trademarks with respect to the name “I-TEX” in the United States, Mexico, Spain, Germany, Turkey, Portugal, Brazil, France, China and Japan, and have filed applications for registered trademarks for the name “I-TEX” in India and Italy. We have filed applications for registered trademarks of the name and design “I-TEX Inspected” in Taiwan and South Africa.  We have registered trademarks with respect to the name and a new design “I-TEX Inspected” in the United States, Mexico, Brazil, Germany, France, Turkey, Italy, the European Community, China and Taiwan, and have filed applications for registered trademarks of the name and a new design “I-TEX Inspected” in India and South Africa. We also have registered trademarks with respect to the name “PRIN-TEX” in Spain, Portugal, France, Turkey and Japan, and have filed applications for registered trademarks with respect to the name “PRIN-TEX” in Italy. We also have a registered trademark with respect to the name and old design “PRIN-TEX” in the United States.  In addition, we have a registered trademark with respect to the name “KNI-TEX” in the United States and Italy.  We also have a registered trademark with respect to the name “EVS” in the European Community, Japan and the United States.    In addition, we have registered trademarks for the name “LOOM-TEX” in the European Community and in the United States.  Our trademark rights include rights associated with the use of our trademarks.

For our developments for the micro-electronic industry we intend to apply for patents for hazing and wax inspection technologies

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8. “Litigation” below contains description of a current patent infringement claim that has come to our attention.

Organizational Structure

We own all of the issued and outstanding shares of our two subsidiaries Elbit Vision Systems US, Inc. and Elbit Vision Systems B.V.  Elbit Vision Systems US, Inc. is incorporated in the United States under the Business Corporations Act of the State of Delaware. Elbit Vision Systems US, Inc. predominantly functions as a sales and support center for our products.

Elbit Vision Systems B.V. is incorporated in Holland.  Elbit Vision Systems B.V. predominantly functions as a support center for our products.

Property, Plants and Equipment

Our facilities are located at New Industrial Park in Yoqneam, Israel. We do not own any real property. We lease approximately 7,000 square feet at our facilities in Israel, at an annual rent of approximately $120,000. Our lease expires on December 31 2005.  Elbit Vision Systems US, Inc. leases office space in Greenville, South Carolina, at an annual rent of approximately $30,000.

We believe that our current facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel.  Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products.  In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties.  Approval must be obtained to transfer technologies developed through projects in which the government participates.  See Item 5, “Operating And Financial Review And Prospects --Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel.  See Item 10, “Additional Information -- Effective Corporate Tax Rate.”  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments.  In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data

The following selected financial data for the years ended December 31, 1998 and 1999, which are not set forth elsewhere in this annual report; and for the years ended December 31, 2000 and 2001, which are derived from the financial statements set forth elsewhere in this annual report, have been audited by Luboshitz Kasierer, which during such years was a member firm of Arthur Andersen, independent public accountants.  The selected financial data for the year ended December 31, 2002 is derived from the financial statements set forth elsewhere in this annual report that have been audited by Luboshitz Kasierer, which is now a member firm of Ernst & Young International, independent public accountants. Our financial statements have been prepared in accordance with US GAAP. For all periods for which financial data is set forth below, Israeli GAAP and U.S. GAAP were substantially identical in all material respects. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

	1998	1999	2000	2001	2002

Statement of Operations Data:
Net sales	$16,067	$13,057	$8,875	$9,373	$7,178
Cost of sales	9,928	9,462	9,562	6,930	4,668
Gross profit (loss)	6,139	3,595	(687)	2,443	2,510
Research and development expenses, net	2,726	2,116	1,620	1,405	1,340
Marketing and selling expenses, net	3,318	2,509	1,699	1,568	1,487
General and administrative expenses	2,002	2,543	1,411	886	1,404
Total operating expenses	8,046	7,168	4,730	3,859	4,231
Operating income (loss)	(1907)	(3,573)	(5,417)	(1,416)	(1,721)
Other expenses (income)			310	(20)	(9)
Financing expenses (income), net	17	(72)	(50)	(89)	(34)
Income (loss) before taxes	(1924)	(3,501)	(5,677)	(1,307)	(1.678)
Income taxes	72	67	38	6	6
Net Income (loss) from continuing operations	(1996)	(3,568)	(5,715)	(1,313)	(1,684)
Cumulative effect of change in accounting principle, net (1)	—		(2,625)	—	—
Net Income (loss)	(1,996)	(3,568)	(8,340)	(1,313)	(1,684)
Basic earnings per share, net loss	(0.23)	(0.41)	(0.66)	(0.13)	(0.17)
Cumulative effect of change in accounting principle, net	—	—	(0.30)	—	—
Net Income (loss) per share (2)	(0.23)	(0.41)	(0.96)	(0.13)	(0.17)
Pro Forma (3)
Net loss	(1,091)	(2,798)	—	—	—
Net loss per share	(0.13)	(0.32)	—	—	—
Weighted average number of shares outstanding (2)	8,667	8,667	8,667	9,817	10,167

	1998	1999	2000	2001	2002

Balance Sheet Data:
Working capital	$12,776	$9,110	$1,810	$2,513	$951
Total assets	20,100	16,611	9,022	9,339	6,828

Total liabilities	5,182	5,261	6,012	6,229	5,402
Accumulated deficit	2,662	6,230	14,570	15,883	17,567
Shareholders’ equity (4)	14,918	11,350	3,010	3,110	1,426

(1)

Effective January 1, 2000, the Company changed its revenue recognition policy so that it is now in accordance with guideline SAB 101 of the United States Securities and Exchange Commission.  As a result, revenues in an amount of $4.9 million have been moved from 1999 to 2000 and $4.3 have been moved from 2000 to 2001.  As well, a non-cash charge of $2.6 million has been recorded as a cumulative effect of a change in the accounting principles. See Note 2U to our Consolidated Financial Statements.

(2)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.
(3)	See Note 2U to our Consolidated Financial Statements.
(4)

We are currently finalizing negotiations with Altro, which has agreed to invest an additional $700,000. See Item 7 – “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering.”

Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2000	2001	2002

Net sales	100.0	100.0	100.0
Cost of sales	107.7	73.9	65.0
Gross profit	(7.7)	26.1	35.0

Research and development expenses, net	18.3	14.9	18.7

Marketing and selling expenses, net	19.1	16.7	20.7
General and administrative expenses	15.9	9.5	19. 6
Total operating expenses	53.3	41.1	58.9
Operating (loss)	(61.0)	(15.1)	(24.0)
Other expenses	3.5	(0.2)	(0.1)
Financing expenses (income), net	(0.6)	(0.9)	(0.5)
Income (Loss) before taxes	(64.0)	(13.9)	(23.4)
Income taxes	0.4	0.06	0.08
Cumulative effect of change in accounting principle, net	(29.6)	—	—
Net (loss)	(94.0)	(14.0)	(23.5)

Sales in 2002 decreased by approximately 23.4% to $ 7.178 million compared with sales of $9.373 million in 2001.  This decrease was primarily attributable to a decrease in sales in USA.

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products.

Cost of sales as a percentage of net sales was 73.9% in 2001 and 65.0% in 2002. In 2002 we earned a gross profit of  $2.510 million as compared to a gross profit of  $2.443 million in 2001. Gross profit as a percentage of net sales was 35% in 2002 as compared to 26% in 2001. This improvement was primarily due to the reduction in labor costs and royalties accrual in 2002.

Net research and development expenses in 2002 were $1.340 million compared with  $1.405 million in 2001. Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to 1.49 million in 2002 from $1.530 million in 2001, and were offset by Israeli government grants of $150,000 in 2002 and $126,000 in 2001.

Gross marketing and selling expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.487 million in 2002, compared to $1.568 million in 2001.

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 19.55% in 2002 from 9.5% in 2001. General and administrative expenses in 2002 were $1,404 million, compared to $0.886 million in 2001. The increase in expenses from 2001 to 2002 was primarily attributable to an increase in allowance for doubtful and bad accounts.

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from Elbit and currency translation adjustments between U.S. dollar exchange rate imposed on our assets and liabilities.  Financial income decreased from $89,000 in 2001 to $34,000 in 2002.

Our principal investing activities to date have been investment in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements. We invested $6.1 million of the net proceeds of its initial public offering in short-term investment-grade securities (of which $3.6 million and $2.5 million was used to finance our operations in 1997 and 1998, respectively). Purchases of equipment totaled $56,000 and $49,000 in 2001 and 2002, respectively.

Net loss increased from $1.31 million in 2001 to $1.68 million in 2002.  This increase in losses was primarily due a reduction in sales in 2002 and increase in allowance for doubtful accounts.

For a discussion comparing the results of our operations from 2001 to 2000, see pages 24-26) of our annual report on Form 20-F for the year ending December 31, 2001 filed with the Securities and Exchange Commission on June 28, 2002, which is hereby incorporated by reference.

Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a bank credit line. As of December 31, 2002, we had working capital of  $0.951 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products.  We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months following the date of this annual report.Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investment by Altro

The discussion on the investments by Mr. Nir Alon and/or Altro is incorporated by reference to Item 7 “Major Shareholders and Related Party Transactions.”

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished.  Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months from a low of NIS 4.373 to the dollar to a high of NIS 4.924 to the dollar.  The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =	MONTH

4.632	4.791	December 2002
4.737	4.898	January 2003
4.810	4.924	February 2003
4.687	4.858	March 2003
4.564	4.671	April 2003
4.373	4.577	May 2003

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period

3.810 NIS/$1	January 1, 1998 - December 31, 1998
4.154 NIS/$1	January 1, 1999 - December 31, 1999
4.067 NIS/$1	January 1, 2000 - December 31, 2000
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.723 NIS/$1	January 1, 2002 - December 31, 2002

In 1999, the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%.  In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the NIS was devalued against the dollar by 9.3%. In 2002, the rate on inflation was approximately 6.5% and the rate of devaluation was 7.26%. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2002, but they did not materially affect our results of operations in such periods.

From time to time, we   engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the fabric and micro-electronic industries as well as enhancing our existing products.  We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems’ software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers’ manufacturing process.

We have a number of product and technology initiatives underway at any given time.  Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products.  Current product and technology initiatives include, among others, the following:

•

The development of a visual inspection system for the inspection of woven fabrics during weaving.  The system is already operating in a few weavers’ sites for final tests before becoming commercial. The system is based on a contact sensor, which was specially developed by EVS for an easy integration with the loom. It is operated through a central computer connected to a network of dedicated computers, each of which is monitoring a number of looms.  LOOMTEX will inspect 100% of the fabric, automatically pinpointing faults based on learned criteria, and will be capable of being updated in real-time by user feedback.

•

For our developments for the micro-electronic industry we intend to apply for patents for hazing and wax inspection technologies. We currently intend to apply for a patent in Israel and Europe. According to a preliminary patent search conducted on our behalf no patents will be infringed by developing the inspection heads as proposed.

As of May 31, 2003, our research and development staff working on products for the textile industry consisted of 15 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff for the textile industry engages in hardware and electro-optics development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. In 2000 our gross research and development expenditures for the textile industry were approximately $1.6 million, in 2001 they were approximately $1.5 million, and in 2002 they were $1.2 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $95,000, $126,000, and $150,000 in each of 2000, 2001, and 2002, respectively.

As of May 31, 2003, our research and development staff working on adapting our technology for use in the micro-electronic industry consisted of 2 full-time employees, all of whom are located in Israel, and hold advanced technical degrees. Our research and development staff engages in electro-optics development and real-time software development. In 2002, our gross research and development expenditures for the micro-electronic industry were approximately $0.14 million. We expect to continue to commit substantial resources to research and development in the future.

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS.  Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

Pursuant to recent regulations, effective with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants will be subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

Research and Development Grants

Royalty-bearing grants received from the Government of Israel for research and development are offset against our gross research and development expenditures on development of products only for the textile industry. We expect that we will continue to commit substantial resources to research and development in the future.

The following table sets forth-net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated:

	2000	2001	2002

Research and development expenses, net	$1,620	$1,405	$1,340
OCS grants	95	126	150
Gross research and development expenditures	1,715	1,531	1,490

Trend Information

Trends and changes in the world textile industry are having an influence on our markets, customers and sales.  World textile production has transferred to the Far East due to low labor costs. The Far East market is increasing with large investments in textile machinery (especially in China). The investments are currently in productive equipment for increasing the production volume and achieving the demands of western markets and not in automatic inspection technology.  Our traditional markets in Western Europe and the United States, are becoming smaller, with less willingness for capital expenditures.  Unless textile manufacturers in the Far East begin investing in automatic inspection technology, the growth in our sales revenue may not keep pace with the growth in the Far East market. Nevertheless, the recent spread of the SARS epidemic in the Far East and mainly China has had a negative impact on our business there. We can give no assurance that if SARS persists in that region, there will be no further effect on our operations in the Far East.

An additional trend is the worldwide slowdown in technology-based companies. This trend may have an effect on the adoption of our newly developed applications for the micro-electronic industry. Currently, manufacturers of wafers are reluctant to spend capital on expanding and purchasing new equipment. The further growth of this target market for our products depends on the global economy emerging from its current recession. We can give no assurance that if the current global downturn continues, that it will not affect our results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2003, our directors, senior managers and key employees are as follows:

Name	Age	Position

Nir Alon	40	Chairman of the Board

Zami Aberman*	49	Chief Executive Officer

Yaky Yanay*	32	Vice president, Chief Financial Officer and Secretary

Idan Kleifeld*	41	Vice President of Sales & Marketing

Michael Lollis*	39	Vice President and Managing Director of Elbit Vision Systems US, Inc.

Avigdor Rosenberg*	45	Vice President of Research and Development

Ilan Laver*	59	Vice President of Electronic Inspection Division
Jossef Barath	52	Director

Tsvi Piran	54	External Director

Meir Amit	81	External Director

Israel Gal	51	Director

Benny Yehezkel	36	Director

Shlomo Alon	64	Director

Naomi Livne	57	Director

* Beneficially owns less than 1% of our outstanding ordinary shares.

Nir Alon was appointed chairman of the Board of Directors in February 2001. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company.  Mr. Alon holds a Bachelor of Arts degree in social sciences from Tel-Aviv University.

Zami Aberman has 15 years of experience in managing industrial companies, international marketing of breakthrough technological solutions to automotive, aerospace, metal industry, and flat panel manufacturing, as well as experience in establishing and managing start-up companies active in the field of software development, chip development, advanced system development, flexible automation inspection and image processing. Mr. Aberman served as the President & CEO of Robomatix Technologies Ltd. from 1987 until 1996. From 1996, Mr. Aberman founded and managed high-tech companies active in various fields. In 1992, Mr. Aberman was awarded the prestigious Rothschild Prize by the President of the State of Israel, for the development of a unique, laser based, flexible manufacturing system for the automotive industry. Mr. Aberman holds a Bachelor of Science degree in Mechanical Engineering from Ben-Gurion University.

Yaky Yanay has served as our chief financial officer since July 2002. From 1999 until 2002 Mr. Yanay worked as a manager at Ernst &Young Israel. From 1993, he served at the Israeli Ministry of Foreign affairs. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

Idan Kleifeld has been vice president of sales& marketing and managing director of Asia and Africa region since May 2000. From 1998 through May 2000, Mr. Kleifeld served as director of operations and logistics at Delta Galil. From 1993 through 1997, Mr. Kleifeld served at Kitan in Nazareth Elit, first as project manager and later as the plant manager.  From 1992 through 1993, he worked at LET, a development company, as a member of the marketing staff.  From 1991 through 1992, Mr. Kleifeld served as a system engineer at Elbit Computers, Haifa.  Mr. Kleifeld holds a Bachelor of Science degree in industrial management from the Technion.

Michael Lollis is the vice president and managing director of Elbit Vision Systems US, Inc. and has been with the company since June 1997.  Mr. Lollis has served in various management roles at Elbit Vision Systems US, Inc. including vice president - sales & marketing, and sales manager. Prior to his affiliation with Elbit Vision Systems US, Inc., Mr. Lollis was employed by John D. Hollingsworth, Inc., in Greenville, South Carolina, where he held a variety of sales management positions from 1989 until 1997, the most recent being regional sales manager.  Mr. Lollis graduated from Lander University in Greenwood, South Carolina, with a Bachelor’s Degree in Business Administration.

Avigdor Rosenberg has been vice president of research and development since October 1999. Mr. Rosenberg is one of our founders. From 1990 to 1999 he served in various engineering and technical management positions, including image processing and acquisition engineer, hardware development engineer, system engineer, group leader and project manager of various of our products. From 1987 to 1990, he worked at Elbit Computers Ltd.’s digital signal processing computers development group as electronics design engineer.  From 1984 to 1987 he worked at Elbit Computers Ltd.’s image processing lab as an algorithms and software development engineer. Mr. Rosenberg holds a Bachelor of Science degree in electrical engineering from the Technion, Israel Institute of Technology.

Ilan Laver served as general manager at DDIS/BNS, between 1995 and 2001, where he founded and managed an activity in the field of high quality surfaces optical inspection (a spin-off from Robomatix Technologies Ltd.). From 1993, Mr. Laver served for 2 years as general manager at Robomatix Israel Ltd. where he managed the Israeli operation in the areas of machine vision, laser robotics and advanced computing.  In 1987, Mr. Laver co-founded and served for 6 years as general manager at DPA Technologies Israel, a company which focuses on the testing and inspection of equipment for the electronics industry. From 1984 Mr. Laver served as product line manger and chief mechanical engineer at Elron Advanced Technologies Center and managed the development of automated optical inspection and gauging systems for metal parts industries. From 1982 Mr. Laver served as technical office manager at IMI, Plant 77 and was mainly involved in the development of the ground optical guidance system for beam riding missiles. From 1976 he served as R&D manager at Laser Industries \MLI where he designed and developed medical (Laser Industries) and industrial (MLI) laser systems. Prior to that he served 3 years at Elscint Ltd. as mechanical team leader. Mr. Laver holds a Bachelor of Science in Mechanical Engineering from the Technion.

Jossef (Yossi) Barath is one of the founders and has been a director since the Company’s inception. He was president and chief executive officer from inception until May 1998.  Mr. Barath is a member of the Board of Directors of SADOT Research & Development Fund Ltd. (TASE).  From 1987 to 1990, Mr. Barath served as director of marketing and business development at Inframetrics, Inc., a subsidiary of Elbit. From 1984 to 1987, he served as head of marketing of Elbit’s Ground Systems Division. From 1982 to 1983, Mr. Barath was the managing director of Elbit Data System Ltd., a British subsidiary of Elbit. Previously, Mr. Barath served as a research and development officer in the communications and technology division of the Israeli Defense Forces. Mr. Barath has a Bachelor of Science degree in electrical engineering from the Technion and is a graduate of the Executive Business Program at the Sloan School of Business at Massachusetts Institute of Technology.

Tsvi Piran is and has been a Professor of Physics at the Hebrew University in Jerusalem since 1986. Prior to that, he served as a visiting professor to various Ivy-League universities worldwide, including the Universities of Harvard and Columbia in the United States. He has been a member of the Steering Committee for the Israel Space Agency since 1999 and the Chairman of the Appointment Committee for Sciences, Medicine and Agriculture since 2001. Mr. Piran is also the Founder of the Jerusalem Winter School for Theoretical Physics and was its Chairman from 1981-1992. He is the author of 11 scientific books, including the popular Hebrew book - “The Big Bang”, and of over 200 publications in scientific journals worldwide. Mr. Piran holds a Bachelor’s degree in Physics from Tel-Aviv University, a Master’s degree in Space Science from Tel-Aviv University, a Ph.D in Physics from Hebrew University and completed his post-doctoral fellowship in Oxford University, England and at the University of Texas in Austin, Texas.

Major-General (Res.) Meir Amit served in several command positions in the Haganah (the pre-state Israeli army), Israel Defense Force and Defense establishment for over thirty years, ending his military career in 1968 as Head of the Mossad, Israel’s Intelligence Agency, after having served in that position for 6 years. In 1981, Major-General Amit initiated Israeli satellite project “Amos”, and is the Chairman of the Board of Directors of “Spacecom”, the company that owns the satellite. He is currently the Chairman of Board of Directors of “Hallal”, Israel’s space program and of Spark Venture Capital Fund. Major-General Amit was elected to the Israeli Parliament in 1977, where he remained a member until 1982. In 1977, he served as the Israeli Minister of Transportation and Communications. He was appointed Director-General of Koor Industries, one of Israel’s largest investment holding companies, in 1968 and served in that position for nine years. Major-General Amit also serves on the boards of a number of Israeli companies and corporations.

Israel Gal is currently the president and CEO of Espro Information Technologies. From 1993 to 1996, Mr. Gal served as a general director of a subsidiary of the Koor Industries Group. From 1990 to 1993 Mr. Gal was the Manager of the Bank Tefachot’s central branch. From 1970 to 1990, Mr. Gal served in the Israel Defense Forces (the “IDF”). His service included, staff and command positions in IDF’s field units and in the General Staff Headquarters, and the establishment and commanding of an elite field unit which integrated a warfare system based on especially complex advanced technologies. Mr. Gal completed his army service with the rank of Colonel. Mr. Gal holds a Bachelor’s degree in Economics and Business Administration from Bar–Ilan University and a Master’s degree in Political Science and International Relations from University of Haifa.

Benny Yehezkel currently holds the CEO position at Elron Telesoft Ltd. Prior to his current position, Mr. Yehezkel held several positions in Elron Electronic Industries group including, VP of Business Development position at Elbit Ltd, CEO at Dealigence Inc., and CEO at ICC Ltd. During 1998-2000, Mr. Yehezkel was CEO of a call/contact center application start-up company, Sintec Call Centers Ltd (“SCC”), which became a leading company in the Israeli telecommunication, newspaper, and outsourced service provider market. From 1994 to 1998 Mr. Yehezkel co-managed, Limtec Ltd (“Limtec”), a start-up company, which produced software for intensive care units. Mr. Yehezkel holds a Bachelor of Science degree in Computer Science from the Technion and a MBA from Tel-Aviv University.

Shlomo Alon, father of Nir Alon, was appointed a Director in the Board of Directors of Elbit Vision Systems Ltd. on August 2001. Since 1999 Mr. Alon has been the Chairman of the Cell-Tel Wireless, Israel, which specializes in communications. In 1979 Mr. Alon founded Altro Vienna GmbH, a company that is active in the field of textiles. From 1961 through 1978, Mr. Alon worked for several different departments in Koor Maarachot, filling various managerial positions. From 1971 through 1975, Mr. Alon was the General Manager of Koor Maarachot in Israel and from 1975 until 1978 was General Manager of the Vienna Austria branch of Koor Maarachot. Mr. Alon holds a BA degree in Economy from Tel-Aviv University.

Naomi Livne was elected Director by the Company’s Board of Directors on November 4, 2001. Since 1993 Mrs. Livne has been working for the Israeli Securities Authorities. From 1989 through 1991, Mrs. Livne worked at the Hebrew University in Jerusalem, filling the position of Associate Dean of the law faculty. From 1977 through 1987, Mrs. Livne worked in the Israeli State Attorneys Office, Ministry of Justice, in the position of a senior deputy state attorney. Mrs. Livne graduated in 1977 from the Hebrew University Law School in Jerusalem.

Compensation

During 2002, we paid to all our directors and officers as a group $656,000in salaries, fees and bonuses and set aside $102,000in pension, retirement and similar benefits.  This does not include amounts we spent for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Other than Messrs. Gad Propper and Amotz Weinberg, our former external directors, Ms. Ida Keidar  (who together with Messrs. Propper and Weinberg resigned from our board of directors in July 2002), Messrs. Meir Amit and Tsvi Piran, our current external directors, and Mr. Barath (who we no longer employ), our directors (who are not also officers) received no compensation in 2002. At our Annual and General Meeting of Shareholders in December 2001, our shareholders agreed that Messrs. Propper, Weinberg and Ms. Keidar shall each be paid: (i) an annual compensation of approximately $2500; and (ii) a one time payment of approximately $150 per meeting of the Board of Directors or any committee thereof attended, in consideration for their services as our directors. Messrs. Propper and Weinberg resigned as our external directors in July 2002 and were replaced by Messrs. Amit and Piran at our Annual and General Meeting of Shareholders in September 2002. In this meeting, our shareholders agreed that Mr. Barath shall be paid: (i) an annual compensation of approximately $2,500; and (ii) a one time payment of approximately $150 per meeting of the Board of Directors or any committee thereof attended, in consideration for their services as our directors. We paid approximately $13,000 in aggregate to Messrs. Propper, Barath and Weinberg and Ms. Keidar in 2002.

Board of Directors

Our articles of association provide for a board of directors of not less than two and not more than nine members.  Our articles of association were amended on March 26, 2001 to enable members of the board to temporarily fill any vacancy on the board until the next annual general meeting of shareholders. Officers serve at the discretion of the board of directors.  Pursuant to the terms of our share purchase agreement with Mr. Alon, he is entitled to appoint four directors to the board of directors.

Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve as both director and as a substitute director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment.  Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration.  The substitute director may not act at any meeting at which the director appointing him or her is present.  Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term.  To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

The Israel Companies Law, which took effect on February 1, 2000, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years.  External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Messrs. Amit and Piran serve as our external directors.

In addition, pursuant to the listing requirements of the NASDAQ SmallCap Market, we are required to have at least two external directors on our board of directors.  Currently, Messrs. Amit and Piran qualify as external directors under the NASDAQ SmallCap Market requirements.

The Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including the external directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

NASDAQ SmallCap Market also requires us to establish an audit committee, at least a majority of whose members is independent of management.  Our two external directors Messrs. Amit and Piran serve on the audit committee of the board of directors.

Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

Employees

As of May 31, 2003, we employed 57 full-time persons. Out of such 57, 43 were employed in Israel of whom 17 were in research and development, 5 were in marketing and sales, 2 were in customer support, 12 were in operations and 7 were in administration and management. In addition, as of May 31, 2003, our U.S. subsidiary employed 9 full-time persons (of whom 2 were in sales support and product management, 6 were in technical support and 1 was in administration) and our European subsidiary employed 5 full-time persons (all of whom were in technical support).

In 2002, we employed 40 full-time persons, of whom 16 were in research and development, 5 were in marketing and sales, 2 were in customer support, 11 were in operations and 6 were in administration and management. In addition, in 2002, our U.S. subsidiary employed 9 full-time persons (of whom 2 were in sales support and product management, 6 were in technical support and 1 was in administration) and our European subsidiary employed 5 full-time persons (all of whom were in technical support).

In 2001, we employed 51 full-time persons, of whom 16 were in research and development, 5 were in marketing and sales, 4 were in customer support, 18 were in operations and 8 were in administration and management. Our U.S. subsidiary employed 14 full-time persons (of whom 3 were in sales support and product management, 10 were in technical support and 1 was in administration) and our European subsidiary employed 5 full-time persons (all of whom were in technical support.

We believe that our success will depend, in large part, on our ability to attract and retain highly-skilled engineering, managerial and sales and marketing personnel. Competition for such personnel is intense.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurances Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we contribute funds on behalf of most of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of salary and the employer contributes between 13.3% and 15.8% of salary.

Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, only Messrs. Nir and Shlomo Alon and Yossi Barath beneficially own shares and options exceeding 1% of our outstanding ordinary shares.  Nir Alon is the controlling shareholder of Altro, which is the beneficial owner of 3,500,000 million of our ordinary shares and therefore Mr. Nir Alon may be deemed to be the beneficial owner of such shares.  Mr. Barath is the beneficial owner of 410,753 ordinary shares.  Mr. Barath entered into an agreement with Mr. Alon dated February 6, 2001, whereby effective March 29, 2001 Alon gave Barath an option to purchase 75,000 ordinary shares at $1.00 each for a ten year period.  Elbit owns 2,647,643 of our ordinary shares. Mr. Benny Yehezkel is one of our directors and an officer of Elron, and therefore may be deemed to beneficially own the ordinary shares owned by Elbit. Mr. Yehezkel disclaims any beneficial interest in the ordinary shares owned by Elbit.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries.  In addition to the discussion below, see Note 12 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan (the “1996 Share Option Plan”) pursuant to which 554,780 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2003, options to purchase 297,947,of such ordinary shares were outstanding and options to purchase 256,833 ordinary shares were available for future grants. Of the outstanding options, options to purchase 99,447, 110,000and 88,500 ordinary shares are fully vested and are exercisable at an exercise price of $3.00, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

The 1996 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is February 2006. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 50% commencing the beginning of the third year after the grant and as to an additional 25% in each of the two years thereafter, assuming continuous employment with us through such periods.

In April 2000, the board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2003, options to purchase 2,115,539 of such ordinary shares were outstanding and options to purchase 2,384,461 ordinary shares were available for future grants. 561,389 of the outstanding options have an exercise price of $1.169 per share.  75% of the options referred to above vested equally on May 24, 2001, May 24, 2002 and May 24, 2003, and the remaining 25% will vest on May 24, 2004, assuming continuous employment with us through such period.437,750 of the outstanding options have an exercise price of $0.36 per share.  218,875 of the options referred to above vested equally on January 21, 2002 and January 21, 2003, and the remaining 218,875 will vest equally on, January 21, 2004 and January 21, 2005, assuming continuous employment with us through such periods.516,400 of the outstanding options have an exercise price of $0.48 per share.  129,100 of the options referred to above vested on March 18, 2003 and the remaining 387,300 vest equally on March 18, 2004, March 18, 2005 and March 18, 2006, assuming continuous employment with us through such periods. 400,000 of the outstanding options, have an exercise price of $0.15 per share and an additional 200,000 an exercise price of $1 per share and vesting monthly over three years through August 2005. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25% commencing the beginning of the second year after the grant and as to an additional 25% in each of the three years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table and notes set forth information, as of May 31, 2003, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by any person who is known to own at least 5% of our ordinary shares.  The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Owned	Percent of Class

Altro (1)(2)	3,500,000	34.42%
Elbit Ltd.(3) Advanced Technology Center P.O. Box 539 Haifa, Israel	2,647,643	26.04%
All directors and officers as a group(4)	6,558,396	64.51%

(1)

Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit Ltd. granted an irrevocable proxy to Alon, according to which he was granted the right to vote such Proxy Shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to the Proxy Shares which Elbit would sell or transfer from time to time. The second closing did not take place. In August 2002, Alon transferred all of his shares to Altro, an Austrian company controlled Nir Alon. Pursuant to a new plan of arrangement with Altro, Altro will purchase 2 million of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments commencing immediately following approval of the plan, following which Altro is expected to hold approximately 45.21% of our outstanding shares. We are currently in the process of completing negotiations with Altro regarding the sums that he will be required to pay in each installment. For further discussion of Altro’s investment obligations, see Item 7 – “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering.”

(2)	Includes: (a) 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(3)

Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15. Following the merger, Elbit became a wholly owned subsidiary of Elron.

(4)

Includes 2,647,643 ordinary shares owned by Elbit.  Benny Yehezkel is one of our directors and an officer of Elron, and therefore they may be deemed to beneficially own the ordinary shares owned by Elbit. Benny Yehezkel disclaims any beneficial interest in the ordinary shares owned by Elbit.

Voting and Right of First Refusal Agreements

In 1993, Elbit and certain of our key executive officers entered into a formation agreement, which was amended in February 1996 and August 1998, and which provided for our formation.  Pursuant to the Formation Agreement, Elbit and Messrs. Yossi Barath and Hillel Avni have agreed to vote the ordinary shares held by them at all shareholders meetings at which directors are elected for the appointment of either Mr. Barath or Mr. Avni to our board of directors. The term of this voting agreement was for the three years after the date of our initial public offering in July 1996 but it is automatically extended for one-year periods until terminated by either party with at least six months notice prior to the end of the year-long period. In addition, pursuant to the Formation Agreement, Messrs. Barath and Avni have granted each other mutual rights of first refusal with respect to the private sale of ordinary shares. These rights of first refusal do not apply to sales effected through the facilities of the NASDAQ Market System or other stock exchange or automatic quotation system.

Elbit granted an irrevocable proxy to Alon to vote such number of shares owned by Elbit that represent 10% of the issued and outstanding share capital of our company from time to time until the expiration of eighteen months following the second closing of the share purchase agreement between Elbit and Alon, which was due to take place in March 2002, after which the proxy would terminate only with respect to shares which Elbit will transfer to third parties. The second closing did not take place.

In March 2001 Elbit and Nir Alon entered into a Shareholders Agreement in which Elbit and Nir Alon agreed to vote their shares at meetings of our shareholders for the appointment of four members of our board nominated by Nir Alon (including the appointment of Nir Alon as chairman of our board), one member of our board nominated by Elbit (for as long as Elbit holds at least 7.5% of our outstanding share capital), a second member of the board nominated by Elbit in the event that the second closing did not take place, and Yossi Barath for as long as he was entitled to be appointed director pursuant to the Formation Agreement.

As a result of its holdings in our company and his voting agreement with Elbit, Altro is in a position to control our activities and policies, including possessing the voting power to elect a majority of the members of our board of directors and approve all matters requiring shareholder approval (except for those matters that must be approved by a disinterested shareholder vote or a special resolution under Israeli law) and the ability to generally direct our affairs.

As of May 31, 2003, there were a total of 23holders of record of our ordinary shares, of which 13 were registered in the United States.  Such United States shareholders were, as of such date, the holders of record of approximately 31.7% of our outstanding ordinary shares.

Related Party Transactions

We have entered into a number of material agreements with Nir Alon and Altro.

On February 7, 2001, Mr. Nir Alon, CEO of Altro purchased 1,500,000 of our ordinary shares for $1.5 million, constituting the first tranche of an investment for the purchase of 3 million of our ordinary shares for $3 million. Concurrent with that investment Mr. Alon purchased 2 million shares from our former major shareholder Elbit, for a purchase price of $2 million, which was the first tranche of his investment for the purchase of 3.5 million of our shares from Elbit.  Mr. Alon’s commitment to make his second investment in our company and to purchase the second tranche of shares from Elbit was subject to the fulfillment of certain conditions, which were not satisfied. Nevertheless, in March 2002 Altro agreed to complete the second investment in our company (although no similar commitment was made to purchase the additional shares from Elbit). In August 2002 Mr. Alon transferred all 3.5 million of his shares in our company to Altro, which became our major shareholder.

Pursuant to an amendment to the Share Purchase Agreement with us, dated March 18, 2002, we agreed to permit Altro, to complete Mr. Alon’s commitment to the second stage of the investment for the purchase of the remaining 1,500,000 ordinary shares from us, which was to be paid in nine monthly installments commencing March 31, 2002. In May 2002, our audit committee and board of directors agreed to delay the first four installments, until no later than June 30, 2002 when these installments were to be paid together including payment of interest for such delayed payments. This investment was not completed, but was replaced by the plan of arrangement. See Item 7, “Related Party Transactions -- Plan of Arrangement and Warrant Distribution.” Additionally, in March 2002 we entered into an additional share purchase agreement with Altro, which was subject to the receipt of shareholder approval, in which Altro agreed to purchase an additional 1,500,000 of our ordinary shares in March 2004 at a price per share to be determined upon our fulfillment of certain financial milestones. This agreement was never approved by our shareholders and was replaced by the plan of arrangement. See Item 5, “Operating and Financial Review and Prospects -- Plan of Arrangement and Warrant Distribution”.

Plan of Arrangement and Warrant Distribution

Our audit committee and board of directors approved a plan of arrangement with Altro, whereby Altro’s prior commitments to invest are to be cancelled subject to Altro’s fulfillment of new investment terms and a warrant distribution to our shareholders.  According to the plan of arrangement, Altro will purchase 2 million of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments commencing immediately following approval of the plan, and to be completed by no later than August 25, 2004 following which Altro is expected to hold approximately 45.21 % of our outstanding shares. We are currently negotiating with Altro the amount to be paid to us in each installment. Once we have completed such negotiations we will be asking our shareholders to approve the terms.

Pursuant to the plan of arrangement, we will also distribute four-year warrants to purchase approximately 4 million of our ordinary shares to all of our shareholders, other than Altro, on a pro rata basis. Each warrant will be exercisable at a price of $0.35 per share. This plan of arrangement remains subject to the approval of our shareholders and the Haifa District Court.

As of May 30, 2003, Altro owned 34.42% of our outstanding ordinary shares and Elbit owned 26.04% of our outstanding ordinary shares. Following Altro’s investments, Altro is expected to hold approximately 45.21%, however in the event that all the warrants distributed to our shareholders are exercised pursuant to the plan of arrangement, Altro will hold 34% of our outstanding ordinary shares.

We maintain a number of material relationships with Elbit.

Formation. We commenced independent commercial operations on January 1, 1994 pursuant to the Formation Agreement. Prior to such date, we operated as a division of Elbit. Pursuant to the Formation Agreement, Elbit retained approximately 78.1% of the then outstanding ordinary shares and certain key employees and one of our consultants were issued a number of shares in the aggregate equal to approximately 21.9% of the then outstanding ordinary shares pursuant to the 1993 Share Purchase Plan.

Technology License.  Until July 2001, Elbit granted us an exclusive license to exploit Elbit’s vision interpretation technology for applications in the textile, food and automotive industries and a non-exclusive license to exploit applications in other industries, except for military applications, which remained exclusive to Elbit or its assignee or Elbit Technology. While the license agreement with Elbit was terminated in May 2002, with effect from June 30, 2001, such that certain technology is now licensed to us by Dr. Ilan Tamches. Elbit will continue to indemnify us from all claims, demands, or actions alleging that the Elbit Technology infringes a third party right in a validly issued patent, copyright or trade secret and any losses, expenses and damages resulting directly there from.

Royalty Payments.  Until June 30, 2001, Elbit had an obligation to pay royalties to Dr. Ilan Tamches, the Chief Scientist of Elbit and the original developer of certain elements of the Elbit Technology. Through June 30, 1996, these royalties were paid directly by Elbit and were reflected as royalty expenses in our financial statements. We agreed to pay Elbit all amounts payable pursuant to Elbit’s obligations to Dr. Tamches, which relate to our use of the Elbit Technology. Upon the closing of our initial public offering, we issued 94,624 ordinary shares for nominal consideration to Dr. Tamches in connection with his agreement to reduce the royalty rate payable to him. Elbit agreed that it will not take any action that reduces the proportion of Dr. Tamches’ share holdings in us, other than the issuance of shares to the public, to a strategic partner or for capital raising transactions. We believe that this agreement does not prohibit us from consummating a merger or an acquisition of a business, product or technology or issuing shares to employees or directors other than Messrs. Barath and Avni pursuant to the 1996 Share Option Plan and the 2000 Share Option Plan. However, in the event that we issue employee share options to Mr. Avni, we will issue a number of options to Dr. Tamches such that issuances to Mr. Avni will not dilute Dr. Tamches’ holdings in EVS. From the date of our initial public offering through June 30, 2001, the royalties that we paid for the Elbit Technology were not less than $300,000 and not more than $500,000 per year based on the annual amount of cash receipts from sales of products in the textile, food and automotive industries. This royalty rate was payable for five years from the date of the consummation of our initial public offering (i.e. July 12, 2001) and was subject to adjustment after such date.  In May 2002, we entered into an agreement with Elbit and Dr. Tamches, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the certain other technology to us. See Item 10, “Additional Information -- Material Contracts”.

Provision of Services.  Pursuant to the Formation Agreement, Elbit provided us with a broad range of manufacturing and general and administrative services for which we were charged a fee by Elbit. Manufacturing services included assembly, component purchase and product engineering. General and administrative services included personnel administration, computer maintenance, fleet management, finance, legal and accounting services, cash management, customer engineering support in the United States and other corporate services. Effective upon the closing of our initial public offering, we entered into a five-year comprehensive agreement with Elbit under which the parties agreed that Elbit, or its assignee, will continue to provide us with certain of these services for a fee. Following Elbit’s reorganization, certain parts of this services agreement were assigned to Elbit Systems Ltd.  Pursuant to the services agreement, Elbit and Elbit Systems Ltd. continued to provide services at the following rates: (i) for manufacturing and engineering services, we will pay for the cost of materials and other direct charges plus an annual payment of $200,000; (ii) for labor related to manufacturing and engineering services and for infrastructure and logistical services, such as security, transportation, computer management, printing and personnel, we will pay Elbit’s and Elbit System Ltd.’s hourly time charges based on its internal rate plus 4% of such amount; and (iii) for general and administrative services, such as legal, accounting, auditing and public relations services, we will pay no more than 1% of its annual sales, at a rate equivalent to that which will be charged by Elbit to its other affiliates. These charges were based on the historical inter-company charges for such services calculated in a manner substantially consistent with the parties’ past practices. In 2000, 2001 and 2002, we did not pay Elbit and Elbit Systems Ltd. any sum for such services. We believe that the terms under which Elbit and Elbit Systems Ltd. provided these services were reasonable and no less favorable to us than those available from unaffiliated third parties.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F1-F30.

Litigation

Other than the claims described below, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

               Lemelson Patent Infringement Claim

Between May 2000 and February 2001, we were informed by three of our customers that they were named as three out of the 76 defendants in a patent infringement claim brought by the Lemelson Medical, Education & Research Foundation, Limited Partnership in the United States District Court in Arizona. The Lemelson Foundation alleged that these defendants are using various imaging techniques, which infringe on a patent duly assigned to the Lemelson Foundation.

The customers individually requested that we indemnify them for any loss suffered as a result of the suit, claiming that we are contractually obliged to indemnify them. Several of our other customers also named in the suit have not contacted us.

In light of Elbit’s obligation to indemnify us pursuant to our amended License Agreement with Elbit and Dr. Ilan Tamches, we notified Elbit of these claims and immediately sought full indemnification from Elbit for any losses, expenses and damages that we may suffer resulting from these claims. Elbit has informed us by letter that until such time as we meet all applicable evidentiary, procedural, contractual and other legal requirements relevant to our claim for indemnification from them, they make no admission as to matters relating to the lawsuit, nor do they acknowledge any liability under the License Agreement.  We have informed our customers that because the complaint was not specific as to which activities of the customers were infringing the claimant’s rights, we could not agree to indemnify or defend these customers.

To the extent that we are required to indemnify our customers in connection with the suit, a failure by Elbit to indemnify us, would have a material adverse affect on our business, results of operations and financial conditions, the extent of which cannot be calculated.

               Panoptes Litigation

In November 2002, we filed an application for a permanent injunction against Panoptes Ltd. with the Haifa District Court, in Israel, requiring it to cease all production and marketing of its current products. We also claimed damages from Panoptes in the sum of at least approximately $500,000. The claim which was also brought against Mr. Hillel Avni, the CEO of Panoptes and our former founder, is based on the fact that Panoptes, which was established by Mr. Hillel Avni, is marketing products which unlawfully incorporate our technology and has recruited several of our former employees who were engaged in the development and marketing of these products. Panoptes filed a counter-claim in December 2002, claiming that we had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement with Panoptes for the purchase of $4 million of Panoptes’ products. The claim was for a minimum of $500,000.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%.  Income not derived from an approved enterprise is taxable at regular rates of 36%.  See Note 17 to our Consolidated Financial Statements and Item 10, “Additional Information -- Taxation.”

Significant Changes

Other than the investment by Altro described above, no significant changes have occurred since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Market and Share Price History

In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares.  At such time, our ordinary shares were quoted on the NASDAQ National Market.  Our ordinary shares were quoted on the NASDAQ National Market from July 1996.  Effective December 29, 2000 our ordinary shares were delisted from the NASDAQ National Market.  From that time until June 21, 2001 our shares traded on the NASDAQ over-the-counter bulletin board.  Our ordinary shares currently trade on the NASDAQ SmallCap Market.  From July 1996 to May 4, 1999 our ordinary shares were quoted under the symbol EVSNF.  Since May 4, 1999, they have been quoted under the symbol EVSN.  Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market or the NASDAQ over-the-counter bulletin board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High	Low

May 2003	0.26	0.2
April 2003	0.25	0.22
March 2003	0.23	0.08
February 2003	0.18	0.14
January 2003	0.17	0.10
December 2002	0.25	0.10
First quarter 2003	0.23	0.08
Fourth quarter 2002	0.25	0.10
Third quarter 2002	0.36	0.11
Second quarter 2002	0.52	0.16
First quarter 2002	0.77	0.35
Fourth quarter 2001	0.63	0.23
Third quarter 2001	0.80	0.32
Second quarter 2001 (3)	0.67	0.38
First quarter 2001 (2)	0.88	0.06
Year ended 2002	0.77	0.10
Year ended 2001 (3)	0.88	0.23
Year ended 2000 (1)	3.56	0.12
Year ended 1999	$2.63	$1.28
Year ended 1998	$11.125	$0.8125

(1) Traded on the NASDAQ over-the-counter bulletin board from December 29, 2000.

(2) Traded on the NASDAQ over-the-counter bulletin board throughout the period.

(3) Traded on the NASDAQ over-the-counter bulletin board until June 21, 2001.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Articles of Association

In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law.  Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our Articles are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant section of the Companies Law.

Our shareholders approved our Articles of Association on September 2, 1992. Our objectives as stated in our Memorandum of Association are as follows:

•	to engage in all types of vision systems and optical systems;
•	to engage in all types of computers, software, hardware, in the sphere of automation and computerization;
•	to import, export, develop and manufacture all types of instrument software in all the optic, electronic and computer spheres, to engage in all types of electronic products whatsoever;
•	to manage service and maintenance stations for the repair of optical systems, computer software and electrical products;
•	to engage in software and to market all types of software; and
•	to do any action within the scope of these objectives.

Currently we have one class of outstanding securities, our ordinary shares, par value NIS 1.00 per share. No preferred shares are currently authorized.

Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles may be amended by a resolution carried at a general meeting by 75% of those whose vote is required. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed.  No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
•	approval of acts and transactions requiring general meeting approval under the Israel Companies Law;
•	increase or reduction of our authorized share capital;
•	any merger as provided in section 320 of the Israel Companies Law;
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israel Companies Law.

A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 10% of our issued share capital.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.

Our articles provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the fulfillment of our objectives.  Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

The Israel Companies Law

The Israel Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

The Israel Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

According to the Israel Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  The regulations to the Israel Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Material Contracts

Share Purchase Agreement with Nir Alon.  On March 29, 2001, we entered into a Share Purchase Agreement with Nir Alon.  This agreement and the amendments thereto are incorporated herein by reference to the discussion under the caption “Related Party Transactions” in Item 7, to Exhibits 4.4 and 4.5 of this annual report and to Note 11 to our consolidated financial statements included in this annual report.

Registration Rights Agreement.  Concurrent with the Share Purchase Agreement described above, we entered into a Registration Rights Agreement with Nir Alon on March 29, 2001.  Pursuant to this agreement, we granted Alon certain registration rights with respect to the ordinary shares of our company that he owned.  Pursuant to the agreement Alon was granted one demand registration right pursuant to which he may demand that we file a registration under the Securities Act of 1933, as amended for an amount of securities having an aggregate price to the public of at least $1,000,000, subject to certain specified limitations.  We also granted Alon certain piggy-back registration rights in the event that we file any registration statement under the Securities Act for purposes of effecting an initial public or secondary offering of our securities to the public.  According to the agreement, in the event that we file a registration on Form F-3, Alon will be notified of such registration and will be able to participate in such registration subject to certain limitations.  Discussions of this agreement are incorporated by reference to Exhibit 4.7 to this annual report.

Additional Investment Agreement with Altro. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Related Party Transactions -- Plan of Arrangement and Warrant Distribution” in Item 7 of this Annual Report.

Amendment to the License Agreement.   In May 2002, we entered into an agreement with our former principal shareholder Elbit Ltd. and Dr. Ilan Tamches, which amended the license agreement existing between us and Elbit and dated June 12, 1996, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the Elbit Modified Technology to us. As a result of this amendment, Dr. Tamches has granted us a non-exclusive rights to the Elbit Technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license such elements of our technology to any third party, which competes with I-TEX systems. Pursuant to the amendment we have agreed to pay Dr. Tamches a biannual royalty equal to the lesser of (i) 0.9375% of all amounts actually received by us in the immediately preceding six months plus Value Added Tax; or (ii) 1.5% of such part of the amounts actually received by us generated from the sales of the I-TEX systems in the immediately preceding six months plus Value Added Tax. Discussions of this agreement are incorporated herein by reference to Exhibit 4.3 to this annual report.

Exchange Controls

The Government of Israel recently replaced the general permit under the Israel Currency Control Law. Pursuant to the new general permit, most transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date that the payment is made in U.S. dollars. For further discussion with respect to such currency fluctuation, see Item 5, “Operating And Financial Review And Prospects --Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets.”

Taxation

The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

General Corporate Tax Structure

In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income. However, as is in our case, the rate is effectively reduced for income derived from an Approved Enterprise, as set forth below.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”).

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax exempt for a period of ten years (rather than 36% as stated above) for the “Benefit Period”. The Benefit Period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises that sought approval no later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Should our foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this Law will not change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and the requirement that the minimum proportion of our paid-up capital to our fixed assets be 30%. In the event that we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits with the addition of linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants of up to 50% of the project’s expenditure in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.

There can be no assurance that the consents described above, if requested, will be granted.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

The following preferred corporate tax benefits are available to Industrial Corporations as defined under the Law for the Encouragement of Industry (Taxes), 1969. We believe that we qualify as an Industrial Corporation.

(a) Deduction of purchases of know-how and patents over eight years for tax purposes.

(b) Deduction for tax purposes of expenses incurred in connection with certain public securities issuances

(c) Accelerated depreciation rates on equipment and buildings.

(d) Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies.

Taxation under Inflationary Conditions

Under the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli consumer price index. The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers. We are taxed under the Inflationary Adjustments Law.

Israeli Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax.  Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to an persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

Pursuant to the U.S.--Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.--Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S.--Israel Tax Treaty (“Treaty U.S. Resident”) will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S.--Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

Residents of the United States will generally have taxes in Israel withheld at source.  Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in 1999, 2000, 2001 and 2002 (the regular rate of corporate tax being 36%). Four of our investment programs have received Approved Enterprise status under the Investment Law, pursuant to which we have elected to forego certain Israeli government grants in return for an “alternate package” of tax benefits. All of our income has been generated through our Approved Enterprise programs. The Benefit Period for our first investment program ends in 2003.  The Benefit Period for our second investment program ends in 2004.  The Benefit Period for our third investment program ends in 2006. The Benefit Period for our forth investment program will commence in the year in which we first generate taxable income and will continue for a period of ten years. Our first three investment programs have been ratified by the Israeli Investment Center. The tax incentives that we receive from the fourth program or that we receive from future investment programs in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program.  The tax incentives that we receive from the third and fourth programs or that we receive from future investment programs in accordance with the Investment Law remain subject to final determination by the Israel Tax Authority, such determination being conditional upon fulfillment of all terms of the approved program. In the event we distribute to our shareholders a cash dividend from tax-exempt income attributable to one or more of our Approved Enterprises, we would incur a company tax liability of 25% of the earnings so distributed (the amount of the distribution being deemed to include the tax thereon).  Such a dividend would be liable to 15% withholding tax.

Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $6,000, $6,000, $38,000, and $67,000 outside of Israel in 2002, 2001, 2000, and 1999, respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.
We received final tax assessments for the years since our incorporation ending and including December 31, 1999.  Our subsidiaries have not received final tax assessments since their respective incorporations.

Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.    While as a foreign private issuer we are now required to file our annual report through the SEC’s EDGAR system, we are still exempt from filing our periodic reports through the SEC’s EDGAR system, consequently they are not available on the SEC’s Web site. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Risk

Most of our sales are made in U.S. Dollars.  However, we occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. During 2002, less than 10% of our sales were made in non-U.S. Dollar currencies. This exposes us to market risk from changes in foreign exchange rates vis-a-vis the U.S. dollar.

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 6.5%, in 2002.

As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2002.

A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and are partially adjusted for changes in the CPI. The devaluation of the NIS against the U.S. dollar decreased employee compensation expenditures as expressed in dollars. Some of our other NIS-based expenses, such as payments of rent for our facilities, are either currently adjusted to U.S. dollars or are adjusted to the CPI.

Nevertheless, the devaluation of the NIS has not materially affected our results of operations in such periods. For further discussion with respect to the devaluation of the NIS, see the discussion under the caption “Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets” in Item 5.

We generally utilize foreign currency exchange contracts to mitigate these risks.  Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and losses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. We do not use forward contracts for trading purposes.  All outstanding forward contracts at the end of a period are marked-to-market with unrealized gains and losses included in other income, net, and thus are recognized in income in advance of the actual foreign currency cash flows.  As these forward contracts mature, the realized gains and losses are recorded and are included in net income as a component of other income, net.  Our ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

               Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

               None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

               None.

ITEM 15.	CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officers and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officers and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS.

               Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

               See pages F-1 to F-30.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Amendment No.1 to License Agreement of June 12, 1996 between Elbit Ltd., Elbit Vision Systems Ltd., and Dr. Ilan Tamches, dated May 12, 2002.(4)

4.4	Share Purchase Agreement dated February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH(3)

4.5	Amendment to the Share Purchase Agreement of February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandelsges GmbH, dated March 18, 2002(4)

4.6	Share Purchase Agreement dated March 18, 2002, between Elbit Vision Systems Ltd. and Altro Warenhandels GmbH.(4)

4.7	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

8.1	List of subsidiaries

12.1	Certification by Co-Chief Executive Officers pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.3	Consent of Luboshitz Kasierer.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(2)	English translation or summary from Hebrew original.
(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Yoqneam, State of Israel, on this 29th day of June 2003.

ELBIT VISION SYSTEMS LTD.

By:	/S/ ZAMI ABERMAN

Zami Aberman Chief Executive Officer

CERTIFICATIONS

I, Zami Aberman, certify that:

1.	I have reviewed this annual report on Form 20-F of Elbit Vision Systems Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 29, 2003

/S/ ZAMI ABERMAN

Zami Aberman
Chief Executive Officer

CERTIFICATIONS

I, Yaky Yanay, certify that:

1.	I have reviewed this annual report on Form 20-F of Elbit Vision Systems Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 29, 2003

/S/ YAKY YANAY

Yaky Yanay
Chief Financial Officer

EXHIBIT 8.1

The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation

Elbit Vision Systems US, Inc.	Delaware
Elbit Vision Systems B.V.	Holland

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of Elbit Vision Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Zami Aberman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ ZAMI ABERMAN
Zami Aberman
June 29, 2003	Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of Elbit Vision Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Yaky Yanay, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

3.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

4.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ YAKY YANAY
Yaky Yanay
June 29, 2003	Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2002
(In thousands of U.S. dollars)

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS	2-2A

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 - 30

#   #   #   #   #   #   #

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Haifa, Israel
June 25, 2002

This is a copy of the previously issued Independent Public Accountants’ report of Arthur Andersen.
The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

ELBIT VISION SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

LUBOSHITZ KASIERER
Arthur Andersen

Haifa, Israel
March 18, 2002

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars, except share data)

		December 31,

	Note	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$1,485	$1,614
Marketable securities	(3)	-	812
Trade receivables, net of allowance for doubtful accounts of $1,225 and $618 as of December 31, 2002 and December 31, 2001, respectively		652	1,168
Other receivables and prepaid expenses	(4)	413	251
Inventories	(5)	3,211	4,151

Total current assets		5,761	7,996

LONG-TERM INVESTMENTS
Long-term trade receivables, net of allowance for doubtful accounts of $302 and $280 as of December 31, 2002 and December 31, 2001, respectively	(6)	27	78
Deposits and loans	(7)	76	94
Severance pay funds	(10)	431	426

Total long-term investments		534	598

PROPERTY AND EQUIPMENT, NET	(8)	533	745

Total assets		$6,828	$9,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Related party	(18)	$438	$276
Trade payables		612	273
Other payables and accrued expenses	(9)	2,544	3,017
Advances from customers		1,216	1,917

Total current liabilities		4,810	5,483

LONG-TERM LIABILITIES
Related party	(18)	-	150
Accrued severance pay	(10)	592	596

Total long-term liabilities		592	746

CONTINGENT LIABILITIES AND COMMITMENTS	(11)

SHAREHOLDERS’ EQUITY
Share capital	(12)
Ordinary shares, NIS 1 par value; Authorized - 20,000,000 as of December 31, 2002 and 2001; issued and outstanding - 10,166,667 as of December 31, 2002 and 2001		1,208	1,208
Additional paid in capital		17,785	17,785
Accumulated deficit		(17,567)	(15,883)

Total shareholders’ equity		1,426	3,110

Total liabilities and shareholders’ equity		$6,828	$9,339

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except per share data)

		Year ended December 31,

	Note	2002	2001	2000

Revenues	(13)	$7,178	$9,373	$8,875

Cost of revenues	(14)	4,668	6,930	9,562

Gross profit (loss)		2,510	2,443	(687)

Research and development costs, net	(15)	1,340	1,405	1,620

Marketing and selling expenses		1,487	1,568	1,699

General and administrative expenses		1,404	886	1,411

		4,231	3,859	4,730

Operating loss		(1,721)	(1,416)	(5,417)

Financing income, net	(16)	34	89	50

Other income (expenses), net		9	20	(310)

Loss before taxes on income		(1,678)	(1,307)	(5,677)

Taxes on income	(17)	6	6	38

Loss from continuing operations		(1,684)	(1,313)	(5,715)

Cumulative effect of change in accounting principle, net	(2U)	-	-	(2,625)

Net loss		$(1,684)	$(1,313)	$(8,340)

BASIC AND DILUTED NET LOSS PER SHARE:
Loss from continuing operations		$(0.17)	$(0.13)	$(0.66)
Cumulative effect of change in accounting principle		-	-	(0.30)

Basic and diluted net loss per share		$(0.17)	$(0.13)	$(0.96)

Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)		10,167	9,817	8,667

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. Dollars, except share data)

	Number of shares	Share capital	Additional paid in capital	Accumulated deficit	Total Shareholders’ equity

Balance as of January 1, 2000	8,666,667	$852	$16,728	$(6,230)	$11,350

Net loss	-	-	-	(8,340)	(8,340)

Balance as of December 31, 2000	8,666,667	852	16,728	(14,570)	3,010

Shares issued (1) (2)	1,500,000	356	1,057	-	1,413

Net loss	-	-	-	(1,313)	(1,313)

Balance as of December 31, 2001	10,166,667	1,208	17,785	(15,883)	3,110

Net loss	-	-	-	(1,684)	(1,684)

Balance as of December 31, 2002	10,166,667	$1,208	$17,785	$(17,567)	$1,426

               (1) Net of issuance expenses of $87.

               (2) See note 12A.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	Year ended December 31,

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,684)	$(1,313)	$(8,340)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	256	312	381
Currency exchange differences on deposits	2	15	-
Impairment of assets	-	-	308
Accrued interest on liability	12	-	-
Loss (gain) from sale of property and equipment	4	(13)	-
Decrease (increase) in marketable securities	812	(812)	-
Accrued severance pay, net	150	(23)	22
Decrease in trade and other receivables	405	612	5,363
Decrease (increase) in inventories	940	854	(746)
Increase (decrease) in advances from customers	(701)	(504)	3,069
Increase (decrease) in trade and other payables	(293)	(411)	147

Net cash provided by (used in) operating activities	(97)	(1,283)	204

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(49)	(56)	(75)
Proceeds from sale of equipment	1	63	71
Investment in long-term deposits	(8)	(13)	(53)
Collection of long-term deposits	24	-	-

Net cash used in investing activities	(32)	(6)	(57)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issuance expenses	-	1,413	-
Short-term bank credit, net	-	(73)	(185)
Increase (decrease) in related party	-	(100)	-

Net cash provided by (used in) financing activities	-	1,240	(185)

DECREASE IN CASH AND CASH EQUIVALENTS	(129)	(49)	(38)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,614	1,663	1,701

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$1,485	$1,614	$1,663

SUPPLEMANTAL CASH FLOW ACTIVITIES:

Cash paid during the year for: Interest	$-	$1	$2

Income taxes	$15	$23	$10

NON - CASH TRASACTION: Short-term liability to related party converted to long-term liability	$-	$300	$-

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -	GENERAL

	A.	BUSINESS

Elbit Vision Systems Ltd. (“EVS” or the “Company”) designs, develops, manufactures, markets and supports automatic vision inspection and quality monitoring systems.  The Company markets and sells to the textile manufacturing industry.

Elbit Vision Systems Inc. (“EVS Inc”) incorporated in Delawere U.S.A and Elbit Vision Systems B.V. (“EVS BV”) incorporated in  Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

	B.	RELATIONSHIP WITH SHAREHOLDERS

The Company is 34.42% owned by Altro Warenhandelsgesmbh (“Altro”) an Austrian wholly owned Company by Mr. Nir Alon’s familiy and to which Mr. Alon had transferred all of his shareholdings in the Company and 26% owned (2000 - 54%) by Elbit Ltd. (“Elbit”), Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd., an Israeli public company traded on both the Tel-Aviv Stock Exchange and the Nasdaq National Market. Through December 2000, Elbit provided certain production,  installation, marketing and selling services, at cost or agreed upon terms.

Through July 2001, the Company has incurred royalty expenses through Elbit for the payment of royalties to the original developer of certain elements of the technology licensed to the Company from Elbit.  See Note 11D.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The financial statements of the Company and its subsidiaries have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of the Company’s sales are made in U.S. dollars, as are the majority of purchases of materials and components and marketing costs. Therefore, the functional currency and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of the Financial Accounting Standards Board (“SFAS No. 52”), “Foreign Currency Translation”. Accordingly, items have been remeasured as follows:

• Monetary items - at exchange rate in effect on the balance sheet date.
• Nonmonetary items - at historical exchange rates;
• Revenue and expense items - at exchange rates in effect as of date of recognition of those items (excluding depreciation and other items deriving from nonmonetary items).

All exchange gains and losses from the abovementioned remeasurment are reflected in the consolidated statements of operations. The representative rate of exchange as of December 31, 2000, 2001, 2002 was U.S. $1.00 to NIS 4.04, NIS 4.42 and NIS 4.74 respectively.

	C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the U.S. and the Netherlands. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	D.	CASH AND CASH EQUIVALENTS

All highly liquid investments that are not restricted with an original maturity of three months or less are considered as cash equivalents.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	E.	MARKETABLE SECURITIES

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for certain investments in debt and equity securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company has classified its marketable debt securities as trading securities. Under SFAS 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financing income, or expenses as appropriate.

	F.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful based upon the Company’s experience.

	G.	INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs are recorded in cost of revenues.

	H.	LONG-TERM TRADE RECEIVABLES

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on the market rates of interest on the transaction dates. Imputed interest is recognized, using the effective interest method, as a component of interest income in the accompanying statements.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	I.	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance expenses are charged to operations as incurred. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining estimated useful life or the remaining term of the lease.

Principal annual rates of depreciation:
Computers and equipment	10-33%
Office furniture and equipment	6-10%
Leasehold improvements	10%
Vehicles	15%

J.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets are reviewed for impairment in accordance with Statements of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying  amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

K.	REVENUE RECOGNITION

The Company and its subsidiaries generate revenues from product sales, including systems, and from sales of spare parts, customer services and technical support.

Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB No. 101”), when delivery has occurred or services have been rendered, persuasive evidence of an arrangement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of U.S. dollars)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	K.	REVENUE RECOGNITION (CONT.)

In respect of systems, the Company and its subsidiaries recognize revenue upon the installation of systems when they require no evaluation or acceptance period. For systems sold subject to an evaluation period, revenue is recognized upon customer acceptance.

Revenues relating to customer services and technical support are recognized ratably over the period of the related contract.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

	L.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred.  These expenses are presented net of royalty bearing grants provided by the Office of the Chief Scientist of the Ministry of Industry and Commerce of the State of Israel (“OCS”).

	M.	WARRANTY COSTS

The Company provides a warranty for certain parts of the systems sold for up to one year.  The Company estimates the costs that may be incurred under its warranty and records a liability for such costs at the time product revenue is recognized. Factors that affect the amount of the liability include the number of installed systems, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. Accrued for warranty obligation amounted to $94 and $144 as of December 31, 2002 and 2001, respectively.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	N.	INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes” (“SFAS No 109”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	O.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade receivables and marketable securities.

The majority of the Company’s cash and cash equivalents and short-term deposits are invested in dollar instruments with major banks in Israel and the U.S.. Managements believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located mainly in the United States and Europe. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of U.S. dollars, except per share data)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	P.	STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 (“FIN 44”) “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. Under APB 25, compensation expense is recognized based on the intrinsic value method where by compensation expense equals to the excess, if any, of the quoted market price of the share at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the share.

Under SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, the Company is required to disclose pro forma information regarding stock based employee compensation cost, net loss and basic and diluted net loss per share, as if the Company had accounted for its employee share options under the fair value method of SFAS 123. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions for grants in 2002, 2001 and 2000:  (1) expected life of 2.3 years for all periods; (2) dividend yield of 0% for all periods; (3) expected volatility of 132% in 2002, 143% in 2001, and 156% in 2000 (4) risk-free interest rate of 1.5% in 2002, 2% in 2001 and 6% in 2000.

Pro forma information under SFAS 123 is as follows:

	Year ended December 31,

	2002	2001	2000

Net loss as reported	$(1,684)	$(1,313)	$(8,340)
Stock based compensation cost as reported	-	-	-
Stock based compensation cost under SFAS 123	(270)	(130)	-

Net loss pro forma	$(1,954)	$(1,443)	$(8,340)

Basic and diluted net loss per share as reported	$(0.17)	$(0.13)	$(0.96)

Pro forma basic and diluted net loss per share	$(0.19)	$(0.15)	$(0.96)

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	Q.	GOVERNMENT GRANTS

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

	R.	BASIC AND DILUTED NET LOSS PER SHARE

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128 “Earning Per Share” (“SFAS No. 128”). Under the provision of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of Ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of Ordinary shares and dilutive Ordinary share equivalents outstanding during the period. All stock options, are not reflected in diluted net loss per share for all periods presented because the effect of such options is antidilutive.

	S.	SEVERANCE PAY

The Company’s liability for severance pay to its Israeli employees including for the period of their employment with Elbit Ltd., is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and pension funds and by an accrual. The value of these policies and funds is recorded as an asset in the Company’s balance sheet.

The deposited funds of the Company’s employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of U.S. dollars)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	T.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the short term maturities of such instruments.

Fair value of long-term loans and deposits is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2002 the fair value of long term deposits and loans amounted to approximately $68.

	U.	ACCOUNTING CHANGE

Effective January 1, 2000, the Company changed its revenue recognition policy to be consistent with the guidance of the United States Securities and Exchange Commission (“the SEC”), Staff Accounting Bulletin No. 101 (“SAB 101”). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Prior to the issuance of SAB 101, the Company recognized revenue upon the shipment of product to the customer. The guidance in SAB 101 the established, among other items, more definitive criteria related to the installation aspect of a contract. The impact of adopting this guidance has resulted in the Company deferring revenue recognition on certain contracts until installation has been completed. The initial application of the accounting change in the first quarter of 2000 resulted in a non cash charge of $2,600, which has been recorded as a cumulative effect of change in accounting principle.

The revenues relating to the cumulative adjustment that were recognized in previous years amounted to $4,900.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	V.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses significant issue regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires liabilities accrued in respect of such cost to be measured at fair value.

SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN No.45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 3 -	MARKETABLE SECURITIES

Marketable securities, classified as trading securities comprised debentures bearing annual interest rate of 7.125%. The fair value as of December 31, 2001 amounted to $812. In September 2002, the Company sold the marketable debentures for a total consideration of $810. As a result, the Company recorded a realized loss of $2 in financing income in the statement of operations.

Note 4 -	OTHER RECEIVABLES

	December 31,

	2002	2001

Government agencies	$230	$44
Prepaid expenses	68	79
Other	115	128

	$413	$251

Note 5 -	INVENTORIES

	December 31,

	2002	2001

Raw materials	$591	$658
Spare parts	741	772
Work-in-process	865	1,245
Finished goods	1,014	1,476

	$3,211	$4,151

The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions.

For the years ended December 31, 2002, 2001 and 2000 inventory write-offs amounted to approximately $0, $220 and $900, respectively.

Note 6 -	LONG-TERM TRADE RECEIVABLES

The Company extends long-term credit to certain customers. These receivebles mature over periods ranging primarily through the year 2004.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 7 -	DEPOSITS AND LOANS

	December 31,

	2002	2001

Deposits on leased vehicle	$21	$52
Loans to employees (*)	55	42

	$76	$94

(*)	Loans to employees are linked to the Israeli Consumer Price Index and are repayable over five years through 2005.

Note 8 -	PROPERTY AND EQUIPMENT, NET

	December 31,

	2002	2001

Computers and equipment	$1,729	$1,710
Office furniture and equipment	416	401
Leasehold improvements	440	431
Vehicles	37	37

	2,622	2,579
Less - accumulated depreciation	(2,089)	(1,834)

	$533	$745

Depreciation expenses amounted to $256, $312 and $381 for the years ended 2002, 2001 and 2000, respectively.

In 2000, the Company recognized an impairment loss of $308 in respect of leasehold improvements which the Company ceased to use.

Note 9 -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2002	2001

Payroll and related expenses	$770	$678
Government agencies	1,175	1,067
Accrued warranty obligation	94	144
Commissions to agents	150	334
Accrued expenses and others	355	794

	$2,544	$3,017

Note 10 -	ACCRUED SEVERANCE PAY

Severance pay expense amounted to $176, $195 and $284 in 2002, 2001 and 2000, respectively.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 11 -	CONTINGENT LIABILITIES AND COMMITMENTS

A.

In connection with its research and development activities, the Company has received royalty bearing grants from the OCS of the State of Israel in the aggregate amount of $5,950.  In return for the Government’s grants, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed products of approved projects, up to the amount of the grants received plus interest at a Libor. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. At December 31, 2002 the aggregate contingent liability to the OCS, amounted to approximately $669. Total royalties accrued or paid amounted to $108, $264, and $316 in 2002, 2001 and 2000, respectively and were recorded in cost of revenues.

B.

The Company’s principal facilities are located in a building in Yoqneam, Israel under an operating lease agreement which expires on December 31, 2005. The Company’s future minimum annual rental payments, which are in NIS linked to the Israeli Consumer Price Index are as follows:

U.S.$

2003	119
2004	119
2005	119

357

EVS Inc. leases office space in Greenville, South Carolina under an operating lease agreement which expires on October 1, 2005. The future minimum annual rental payments are as follows:

U.S.$

2003	27
2004	27
2005	20

74

Rental expense for the years 2002, 2001 and 2000 amounted to $247, $248, and $305, respectively.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 11 -	CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

C.	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2003 - 2005 (with prior notice of cancellation clauses).

The following is a schedule of future minimum lease payments under these agreements which are linked to the U.S. dollars :

U.S. $

2003	226
2004	73
2005	31

330

D.

Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries. The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit. Such royalties will be in an amount not less than $300 and not more than $500 per year. In addition, the Company is to pay Elbit royalties of up to 4.5% with respect to sales of products by the Company not in the textile, food and automotive industries if Elbit is required to pay such amounts to the developer.

In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001, pursuant to which the royalties will be paid directly to the developer, twice a year, at a rate of 1.5% of sales of I-TEX products in the immediately preceding six months.

As a result of the amendment of the agreement, the Company recorded net royalty income of $64 in the year ended December 31, 2002. The royalty expense was $300 for the years ended December 31, 2001 and 2000, and was recorded as cost of revenues in the statements of operations.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 11 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

E.	LEGAL PROCEEDINGS

	1.	U.S. Patent Infringement

On June 30, 2000, a U.S. limited partnership (the “Claimant”), presented a lawsuit before the U.S District Court for the District of Arizona against 76 defendants (several of these defendants are the Company’s customers) claiming that each of the defendants has willfully and deliberately infringed on its patents.

The Claimant requested, among other things, for an order enjoining each of the defendants from further acts of infringement of said patents, and for an award of damages against each of them.

In a letter dated September 14, 2000, a customer of EVS requested that EVS Inc., defend and indemnify the customer in connection with the aforementioned patent lawsuit, claiming that the equipment infringing the Claimant’s patents was purchased from EVS Inc. The Company immediately sought full indemnification from Elbit for any and all claims, demands or actions, and any losses, expenses and damages suffered by the Company resulting from the customer’s claim, pursuant to section 8.1 of the License Agreement between Elbit and the Company dated December 6, 1996 (the “License Agreement”).

	2.	Other legal proceedings

The Company has received several letters that indicate that some of the Company’s customers, may be sued on the basis of allegedly infringing third party patents.

Management is presently unable to predict the ultimate outcome of the above legal proceedings, including whether they will eventually result in a law suit against the Company.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars except for per share data)

Note 11 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

F.

In November 2002, the Company filed in the Haifa District Court an application for a permanent injunction against Panoptes Ltd. (“Panoptes”) to cease all production and marketing of its current products. The Company also claimed damages from Panoptes in the amount of at least NIS 2,600 ($550). The claim was also brought against the CEO of Panoptes and former founder of EVS. The claim states that Panoptes, which was established by the CEO of Panoptes and former founder of EVS recruited several former EVS employees, and currently markets products which are unlawfully based on EVS technology.

Panoptes filed a counter claim in December 2002, alleging that EVS had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement regarding Panoptes products as a result of bad faith. The claim was for a minimum of NIS 3,000 ($600). Panoptes also filed a defence to the statement of claim of EVS.

Note 12 -	SHAREHOLDER’S EQUITY

	A.	ORDINARY SHARES

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In March 2001, Mr. Nir Alon, the Company’s chairman, purchased 1.5 million Ordinary shares of the Company at a price of $1.00 per share. At that time, Mr. Alon also agreed to complete a second investment to purchase by no later than March 15, 2002, an additional 1.5 million shares of the Company at a price of $1.00 per share; provided that the Company’s financial results for 2001 met certain minimum thresholds.

The Company’s Board of Directors has agreed to enter into an agreement with Altro, whereby the previous commitment to purchase additional shares of the Company would be canceled upon the consummation of new investment terms and a warrant distribution (collectively, the “Arrangement”). Pursuant to the Arrangement, Altro has agreed to purchase 2 million Ordinary shares of the Company at a price of $0.35 per share, payable in quarterly installments commencing immediately following the approval of the Arrangement by the Company’s shareholders and the Haifa District Court, pursuant to Section 350 of the Companies Law, 1999.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars except for per share data)

Note 12 -	SHAREHOLDER’S EQUITY (CONT.)

A.	ORDINARY SHARES (Cont.)

The final installment will be paid not later than August 25, 2004. The shares are to be held by a trustee and will be released, pro rata, as the payments are received by the Company. Following the payment of all of the installments, Altro is expected to hold approximately 45.21% of the outstanding share capital of the Company. The parties are currently negotiating the exact amount of each installment to be paid.

As of the date of issuance of the financial statements the Company’s shareholders and the Haifa District Court have not yet approved the Arrangement.

Pursuant to the Arrangement, the Company will also, for no consideration, distribute warrants to purchase approximately 4 million of its Ordinary shares to all of its shareholders (other than Altro) on an agreed distribution date, on a pro rata basis. Each warrant will be exercisable for a period of four years following the grant date, at a price of $0.35 per share.

B.	SHARE OPTIONS

In February 1996, the Board of Directors of the Company adopted a share option plan (the “1996 Share Option Plan”) pursuant to which 554,780 options can be granted to directors, officers, employees and consultants of the Company and its subsidiaries. The last date on which the options may be granted is February 2006. As of December 31, 2002, 256,833 options were available for future grants under the above plan. Most of the options vest over a period of four years. All of the outstanding options expire no later than ten years following the date of grant. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In April 2000, the board of directors of the Company adopted a new option plan. The total number of ordinary shares available to be issued under the plan amounted to 4,500,000 shares and the last date on which the options may be granted is April 2010. As of December 31, 2002, 2,384,461 options were available for future grants under the above plan. Most of the options vest over a period of four years from the date of grant and expire no later than ten years following the date of grant.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars except for per share data)

Note 12 -	SHAREHOLDER’S EQUITY (CONT.)

B.	SHARE OPTIONS (Cont.)

The option exercise price is determined by the Board of Directors of the Company and equals the market price of the Company’s share at the date of grant.

Any options which are canceled or forfeited before expiration, become available for future grants.

Transactions regarding employee share options during the three years in the period ended December 31, 2002 are summarized as follows:

	Number of shares	Weighted average exercise price

Outstanding at January 1, 2000	455,280	$2.12
Granted	721,139	$1.17
Forfeited	(197,334)	$1.58

Outstanding at December 31, 2000	979,085	$1.54
Granted	708,000	$0.36
Forfeited	(239,250)	$0.64

Outstanding at December 31, 2001	1,447,835	$1.11
Granted	1,291,400	$0.44
Forfeited	(325,749)	$1.04

Outstanding at December 31, 2002	2,413,486	$0.76

The weighted average fair value of options granted in 2002, 2001 and 2000 was $0.22, $0.32 and $1.11, respectively.

1,050,074, 577,494 and 150,447 of the outstanding options were exercisable at December 31, 2002, 2001, and 2000 respectively.

The weighted average exercise price of the exercisable options in 2002, 2001 and 2000 was $1.03, $1.54 and $3 respectively.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars except for per share data)

Note 12 -	SHAREHOLDER’S EQUITY (CONT.)

B.	SHARE OPTIONS (Cont.)

The following table summarizes information about options outstanding and exercisable as of December 31, 2002:

	Options outstanding			Options exercisable

Exercise prices	Number Outstanding at December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise prices	Number outstanding at December 31, 2002	Weighted average exercise prices

$3.00	99,447	4.5	$3.00	99,447	$3.00
$1.68	110,000	6.0	$1.68	110,000	$1.68
$1.17	561,389	7.5	$1.17	357,668	$1.17
$1.00	200,000	9.5	$1.00	27,500	$1.00
$0.48	516,400	9.0	$0.48	102,204	$0.48
$0.36	437,750	8.0	$0.36	209,755	$0.36
$0.20	88,500	9.5	$0.20	88,500	$0.20
$0.15	400,000	9.5	$0.15	55,000	$0.15

	2,413,486	8.3	$0.76	1,050,074	$1.03

No compensation cost was recorded for the years ended December 31, 2002, 2001 and 2000.

C.	DIVIDENDS

The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 13 -	REVENUES

A.	Composition:

	Year ended December 31,

	2002	2001	2000

Products	$4,925	$7,073	$6,637
Services	2,253	2,300	2,238

	$7,178	$9,373	$8,875

B.	The Company’s revenues by geographic areas are as follows:

	Year ended December 31,

	2002	2001	2000

U.S.A.	$3,250	$5,317	$5,339
Europe	3,231	2,914	3,431
Far East	697	1,142	105

	$7,178	$9,373	$8,875

C.	The following customers accounted for 10% or more of the Company’s sales:

	Year ended December 31,

	2002	2001	2000

Customer A	-	21%	15%

Note 14 -	COST OF REVENUES

	Year ended December 31,

	2002	2001	2000

Materials	$1,025	$913	$5,623
Labor and related expenses	1,427	1,727	2,844
Subcontractors	70	90	278
Royalties to OCS	108	264	316
Royalties paid through Elbit (*)	(64)	300	300
Other expenses	1,260	1,773	2,152

	3,826	5,067	11,513
Decrease (increase) in work- in-process and finished goods inventories	842	1,863	(1,951)

	$4,668	$6,930	$9,562

(*) See Note 11D.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousand of U.S. dollars)

Note 15 -	RESEARCH AND DEVELOPMENT EXPENSES, NET

		Year ended December 31,

		2002	2001	2000

Total costs		$1,490	$1,531	$1,715
Less -	grants from the
	Government of Israel	(150)	(126)	(95)

		$1,340	$1,405	$1,620

Note 16 -	FINANCING INCOME, NET

	Year ended December 31,

	2002	2001	2000

Income
Foreign currency exchange differences	$-	$5	$17
Interest on deposits	59	50	29
Interest and gain on marketable securities (*)	44	10	-
Other	2	53	26

	105	118	72

Expenses
Foreign currency exchange differences	46	-	-
Interest on liability to related party	12	13	-
Other	13	16	22

	71	29	22

	$34	$89	$50

(*) Includes realized loss amounting to $2 (2001-unrealized gain of $2)

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 17 -	TAXES ON INCOME

	A.	Measurement of taxable income under the Income tax (inflationary adjustments) law, 1985.

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2B the consolidated financial statements are presented in U.S dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(F) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

	B.	Tax benefits under Israeli’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to  know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation.

	C.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities in Israel have been granted “Approved Enterprise” status under the law. The main benefit arising from such status is a full tax exemption on income derived from the “Approved Enterprise”. The period of tax exemption commenced in 1994.

An expansion program of the Company has also been granted an “Approved Enterprise” status in 2000, under the law. For this expansion program, the Company has elected alternative benefits, waiving grants in return for  a full tax exemption. Pursuant thereto, the income of the Company derived from the expansion program is tax-exempt for a period of ten years.

The Company completed a material portion of the above expansion program in 2002. The benefits period will commence in the first year in which the Company has taxable income.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 17 -	TAXES ON INCOME (CONT.)

	C.	Tax benefits under the law for the Encouragement of Capital Investments, 1959 (“the-law”) (Cont.):

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date. For the above expansion program, the period of benefits for the production facilities, which has not yet commenced, will terminate in the year 2014.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits (25%) as if the Company had not elected the alternative system of benefits.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

As the Company is exempt from tax, the Israeli statutory tax rate for the purposes of the reconciliation of the reported tax expense is zero. Income tax expense in the financial statements relates primarily to current income taxes of subsidiaries.

ELBIT VISION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of U.S. dollars)

Note 18 -	RELATED PARTY

	A.	BALANCE

The balance as of December 31, 2002 and 2001 represents a liability to Elbit. The liability bears interest at a rate of libor plus 0.5% per annum.

	B.	TRANSACTIONS WITH RELATED PARTIES

	For the year ended December 31

	2002	2001	2000

Transactions with Elbit (see Note 1B):

Expenses

Production and installation services	-	-	138

Royalties (*)	-	300	300

Marketing and selling expenses	-	-	181

General and administrative expenses	-	-	2

Financing expenses	12	13	-

(*) See note 11D.

Note 19 -	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	For the year ended December 31

	2002	2001

Balance at beginning of year	898	1,117

Charged to general and administrative expenses	629	-

Reductions in respect of bad debts	-	(219)

Balance at the end of the year	1,527	898

#   #   #   #   #   #

ERNST &YOUNG
               Luboshitz Kasierer

Haifa, Israel, June 29, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement of Elbit Vision Systems Ltd. on Form S-8 (File No. 333-12456) of our report dated June 25, 2003, on our audit of the consolidated financial statements of Elbit Vision Systems Ltd. and subsidiaries as of December 31, 2002, and for the year then ended, which are included in the Elbit Vision Systems Ltd. Annual Report on Form 20-F for the year ended December 31, 2002.

Luboshitz Kasierer
An affiliate member of Ernst & Young International