Form 20-F
period 2003-12-31
ELBIT VISION SYSTEMS LTD
filed 2004-06-29
CIK 1011664

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,006,466 Ordinary Shares

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☒       No ☐

          Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects”, “expects”, “may”, “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking”. There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3, “Risk Factors”.

------------

We have prepared our consolidated financial statements in United States Dollars and in accordance with accounting principles generally accepted in the United States, as applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein. All references herein to “Dollars” or “$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

------------

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. The selected financial data is incorporated by reference to Item 5 of this annual report.

B.  Not Applicable

C.  Not Applicable

D. Risk Factors

This annual report and statements that we may make from time to time herein may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

RISK FACTORS

          An investment in the securities of Elbit Vision Systems Ltd., or “EVS”, is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained herein before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This annual report and statements that we may make from time to time herein may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this annual report is complete and accurate as of this date, but the information may change after the date of this annual report.

The market prices of our ordinary shares have been and may continue to be volatile.

     The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:
•	history of losses;
•	lengthy sales cycle;
•	reliance on a limited number of key customers;
•	reliance on a limited number of key subcontractors and suppliers;
•	necessity to expand into new markets;
•	difficulty of integrating acquired businesses;
•	current dependence on the world textile market;
•	reliance on sales of I-Tex products;
•	fluctuations in the market;
•	long payment cycle;
•	market acceptance of products;
•	flaws in our manufacturing;
•	reliance on international sales;
•	competitiveness of automated visual inspection market;
•	rapid pace of technological change;
•	volatility of the microelectronics industry;
•	pursuit of business to acquire
•	additions or departures of key personnel;
•	difficulty in protecting intellectual property; and
•	involvement in litigation.

Risks related to our ordinary shares:
•	need for additional funding;
•	prohibitively large number of ordinary shares;
•	dilution of shares and restricted ability to acquire with ordinary shares;
•	restricted ability to acquire with ordinary shares;
•	downward pressure on share price;
•	fluctuations in share price resulting from limited trading volume;
•	“penny stock” sale risks;
•	delisting from the NASDAQ SmallCap Market; and
•	volatility in the stock market.

General Risks:
•	effects of September 11 events;
•	new regulations for corporate governance;
•	conditions in Israel;
•	differentials in the rate of currency exchange and inflation;
•	Israeli government grants, programs and tax benefits; and
•	enforceability of foreign judgments by Israeli courts.

     These risk factors are discussed in further detail below:

Risks Related to our Business

          We have a history of losses and may not be profitable in the future.

          We have not generated net income on an annual basis since 1997. We incurred net losses of $1.31 million, $1.68 million and $0.98 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, we had an accumulated deficit of approximately $18.55 million. We may continue to operate at a loss for the foreseeable future and we cannot estimate when, or if, we will achieve profitability. If we continue to have operating losses, there is no certainty that we will have the financial resources to continue in business.

          The sales cycle for our products is lengthy and there is no guaranty of resulting sales.

          The marketing and sales cycle for our machine vision systems in all of the industries in which our various products are sold, especially in new markets or in a new application, is lengthy, and can last as long as two years. Even in existing markets, due to the $8,000 to $500,000 price range for our systems and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application), requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive, and there is no guaranty that the expenditure of significant time and resources will result in sales.

          We rely on a small number of customers for a significant portion of our revenues.

          Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2001, 2002 and 2003, one of our customers accounted for 21%, 9.5% and 17% of our net sales respectively. While no other customer accounted for more than 10% of our net sales in any of 2001, 2002 or 2003, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

          We depend on a limited group of subcontractors and suppliers.

          Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a single or a limited group of suppliers could result in an inability to obtain adequate supplies of certain components, a reduction in control over pricing and the timely delivery of components, as well as potentially having an adverse affect on the results of our operations and our relations with our customers. There can be no assurance that supplies will be available to us on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could have an adverse effect on us. Additionally, a significant increase in the price of one or more of these components or subassemblies could negatively affect the results of our operations. Some of the electronic components included in our microelectronics products are manufactured exclusively for us by certain suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers. Our reliance on these suppliers involves several risks, including a potential inability to obtain adequate supplies of these components, and reduced control over pricing and timely delivery of these components. We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if one of our single source suppliers ceases to produce any necessary components, we would have to transfer the manufacture of such components to another supplier or suppliers. We estimate that such a transfer would take approximately up to four months and could delay the production and supply of our products. Any such delay could result in a material interruption in production at our facility and could have a material adverse effect on our business, operating results and financial condition.

          We depend on expanding our business into new markets.

          While the majority of our revenues are generated from sales to the textile industry, these sales have historically been insufficient to generate significant net profits. Our future success and growth depends upon our successful penetration of new markets. Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD’s. We have recently released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors. Furthermore, we recently acquired a 51.11% holding in Yuravision Co. Ltd., or Yuravision, a South Korean company, which specializes in the development of automated vision inspection equipment for the microelectronics and display industries, particularly in the field of LCD devices. Our total investment in Yuravision, including advances, is approximately $1.1 million. Should we be unable to anticipate the trends of the microelectronics industry, or fail to develop products which provide the necessary standard of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business. For further information, see Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

          We may not successfully integrate acquired businesses.

          Our acquisition of a controlling interest in Yuravision also presents the challenge of operating a business in a country with which Israel has had limited business relationships and in which we have not previously done business. Should we fail to complete the acquisition or fail to integrate the employees or business of Yuravision in the manner we had anticipated, or should Yuravision fail to develop or commercialize the inspection equipment as expected, we may not succeed in penetrating the sectors of the microelectronics industry that we currently believe are necessary for our future profitability.

          Current dependence on the worldwide textile industry

          While we have made a strategic decision to diversify our product line and develop products for the microelectronics industry where we intend to focus our business in the future, the predominant portion of our revenues are still generated by our sales of automated visual inspection devices and quality monitoring systems to textile manufacturers. As such, we are substantially dependent upon the strength of the worldwide textile industry, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by textile manufacturers. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which began in the late part of 2000 and to a large extent continues in effect.

          There can be no assurance as to the future levels of demand for the products produced by textile manufacturers. This, coupled with our limited ability to reduce expenses due to the ongoing need for investment in research and development and to maintain our worldwide customer and support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand, have a material adverse effect on our business and results of operations.

          We rely heavily on sales of I-TEX systems for a significant part of our revenue.

          Sales of our I-TEX systems account for the majority of our revenues. In addition, we anticipate that sales of I-TEX systems and related textile systems will continue to account for a substantial portion of our revenues for the near term. Accordingly, our business and results of operations are dependent on sales of I-TEX systems and any decrease in sales of I-TEX systems would have a material adverse effect on our business and results.

          Fluctuations in the market may create periodic rises in expenses or falls in demand that would be difficult to offset.

          Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. For example, a significant portion of our quarterly net sales depends upon sales of a relatively small number of high-priced systems. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits and net income from quarter to quarter. In addition, in the event that our machine vision systems’ average selling price changes, the addition or cancellation of sales may exacerbate quarterly fluctuations in revenues and operating results.These or other factors could have a material adverse effect on our business and operating results.

          The long payment cycle in our industry may have a negative effect on our cash flow.

          As is the case with many suppliers of equipment to the textile industry, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trail and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

          We cannot guarantee market acceptance of our products.

          Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual inspection and quality monitoring systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our systems over human visual inspection and quality monitoring of fabrics. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace.

          We may have flaws in the design or manufacture of our products.

          If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

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

          Competition in the field of automated vision inspection is intense.

          Several companies working with the textile industry have developed products with similar visual inspection or quality monitoring capabilities, such as Uster Technologies AG (formally Zelleweger Uster), BarcoVision and Cognex. It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them. The competition for the development and sale of advanced automated vision systems in other industries and for other applications is also intense. To the extent that providers of automated vision systems may choose to focus on or develop advanced automated vision technology for the fabric industry or other industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the textile industry or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have. There can be no assurance that our potential competitors will not develop products that render our products less competitive.

          We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

          The technology incorporated in vision inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to anticipate changes in technology and industry standards, and successfully develop and introduce new and enhanced products that can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our core technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

          The microelectronics industry is highly volatile and unpredictable.

        As a supplier to the microelectronics industry, we will be subject to the business cycles that characterize this industry, the timing, length and volatility of which, are difficult to predict. The microelectronics industry has historically been cyclical because of sudden changes in demand for microelectronics and capacity requirements, including capacity utilizing the latest technology. These changes affect the timing and amounts of customers’ capital equipment purchases and investments in new technology. Consequently, in the event that we successfully develop our inspection devices for the industry, these cycles could create pressure on our ability to launch new products, to market or adapt existing products in a timely manner, which could affect our net sales, gross margin and net income. Additionally, these cycles could challenge key management, engineering and other employees, who are vital to our success.

          We intend to continue pursuing businesses to acquire.

          Our business strategy includes selective expansion into other automated vision applications through the acquisition of businesses and technologies. We plan to continue to seek opportunities to expand our product line, customer base, and technical talent through acquisitions in the automated vision industry. Acquisitions involve numerous risks, including, but not limited to, diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technology, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. Acquisitions are inherently risky and the inability to effectively manage these risks could have a material adverse effect on our operating results.

          We depend on a limited number of key personnel who would be difficult to replace.

          Our success depends in large part on certain of our personnel, including our sales representatives, executive, research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

          We may not be able to protect our intellectual proprietary rights.

          We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and Germany and patent applications pending in Canada and Israel with respect to certain technology incorporated in the video cameras used by our systems. For our developments in the microelectronics industry, we have applied for patents pending for our haze, wax and beam separation analysis inspection technologies. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights for Textile Industry & Intellectual Property Rights for Microelectronics Industry”.

          We may become involved in litigation.

          From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, than can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. In November 2002, we filed a claim for damages for the unlawful use of our technology against our former founder Mr. Hillel Avni and Panoptes Ltd., a company established by him. In our claim we also requested that the court order a permanent injunction preventing Panoptes from making any use of our technology. In December 2002, Panoptes and Mr. Avni filed a counter-claim for damages stating that we had entered into negotiations with Panoptes in bad faith. Panoptes and Mr. Avni also requested a permanent injunction against our company. In June 2004, the Haifa District Court rejected a counter-claim by Panoptes and ordered Panoptes to pay us damages. Despite the success of our claim against Panoptes, we may not always be successful in such types of action and we may find it difficult to maintain a competitive advantage in the field of automated vision inspection in the textile industry. For more information, see Item 8, “Financial Information -- Litigation”.

Risks Related to Our Ordinary Shares

          We may require additional financing.

          Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,669,094 of our ordinary shares at various exercise prices. Though a portion of these warrants have been already exercised, exercise of the remaining warrants issued pursuant to the Private Placement Investments will provide us with proceeds of an additional $1,411,108 (for more information, see Item 10, “Additional Information -- Material Contracts”). Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which will be paid in up to five quarterly installments, the last of which is to be paid by November 2004. Also pursuant to the Plan of Arrangement, we are distributing to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share (or the Warrant Distribution). Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,464,383 (for more information, see Item 7, “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”).In addition, we recently entered into a Standby Equity Distribution Agreement (or the Standby Equity Distribution Agreement) with Cornell Capital Partners L.P., or Cornell, pursuant to which we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares as per our advance notice. Should we utilize our Standby Equity Distribution Agreement mechanism with Cornell in full over the next two years, we will receive proceeds of approximately $9,500,000 (for more information, see Item 10, “Additional Information -- Material Contracts”). Nevertheless, the funds described above may not be sufficient for supporting all of our operations and we may be required to seek additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. Recent increases in the number of our outstanding shares and our substantial losses may also limit our ability to complete additional debt or equity financing.

          The large number of shares available for future sale could adversely affect the price of our ordinary shares

          As of June 24, 2004, 16,472,439 of our shares were outstanding. In addition, 4,183,950 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution. Additionally, pursuant to the Private Placement Investments, we issued the Investors warrants to purchase an aggregate of 1,669,094 of our ordinary shares, of which warrants to purchase 1,427,380 shares remain outstanding as follows:

•	85,800 shares at an exercise price of $0.68 per share,
•	943,825 shares at an exercise price of $0.85 per share,
•	15,102 shares at an exercise price of $0.98 per share and
•	382,653 shares at an exercise price of $1.40 per share.

          Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until March 31, 2008, and 3,157,086 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000 and 2003 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share. In addition, pursuant to our Standby Equity Distribution Agreement with Cornell, we may issue Cornell a currently unknown number of our ordinary shares in addition to the 148,438 shares already issued to it in consideration for providing the equity line and the 7,812 shares issued to Newbridge Securities Corporation, or Newbridge, the broker-dealer retained by us as a placement agent in connection with the Standby Equity Distribution Agreement. We estimate issuing Cornell approximately an additional 5,555,555 of our ordinary shares, but we may issue a lesser or greater number depending on the lowest volume weighted average per share price of our shares over the five day period following each advance notice. All of the shares issuable upon the exercise of the employee options are registered for resale. All of the shares issuable upon the exercise of the employee options are registered for resale. Following the effective dates of registration statements filed for the registration of the shares and warrants issued to the Investors, the shares issued and issuable in connection with the Standby Equity Distribution Agreement, the Warrants to be distributed pursuant to the Warrant Distribution and the shares issued and issuable to Altro pursuant to the Plan of Arrangement, all of the shares currently issued to or reserved for Cornell, Altro and the Investors and the shares underlying the warrants referred to above will be registered for resale, and will not be subject to any contractual restrictions on resale. Future resales of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

     Our shareholders may be diluted by as a result of the Standby Equity Agreement, by more than we currently anticipate.

     We do not know how many ordinary shares, if any, will be issued to Cornell over the following two years pursuant to the Standby Equity Distribution Agreement. In addition to 148,438 of our ordinary shares already issued and 7,812 of our ordinary shares already issued to Newbridge, one of our pending registration statements described above covers a further 5,555,555 of our ordinary shares, which will also be available for resale by Cornell. We have estimated issuing Cornell the additional 5,555,555 of our ordinary shares, based on the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to advances made under the Standby Equity Distribution Agreement. At our recent share price of $0.70, we would have to issue to Cornell 14,285,714 of our ordinary shares in order to draw down the entire $10 million available to us under the Standby Equity Distribution Agreement. Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

          Sales of our ordinary shares by Cornell could cause downward pressure on the price of our shares.

To the extent Cornell sells our ordinary shares, the share price may decrease due to the additional shares in the market. This could allow Cornell to be issued more of our shares following an additional advance issued by us, and any subsequent sale of such greater amounts of our ordinary shares could further depress the share price. The significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others. This could place further downward pressure on the price of our ordinary shares.

          Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

          Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2004 was 26,133 shares. The high and low bid price of our ordinary shares for the last two years has been $2.05 and $0.11, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

          Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

     Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

•	With a price of less than $5.00 per share;
•	That are not traded on a “recognized” national exchange;
•	Whose prices are not quoted on the NASDAQ automated quotation system; or
•

In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

          Our ordinary shares were delisted from the NASDAQ SmallCap Market.

          On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market. The basis of the delisting was our failure to comply with the $2.5 million minimum shareholder equity requirement for continued listing on The NASDAQ SmallCap Market. Since January 2004, our shareholder equity has exceeded this minimum requirement and we requested a review of the delisting decision. On April 7, 2004, the NASDAQ Listing and Hearings Review Council, or Council, rejected our appeal and on April 29, 2004 we were informed that the Council refused to reconsider its decision. We do not presently intend to further challenge the decision. We are currently traded on the Over-the-Counter Bulletin Board. Since delisting, our share price has fallen from $1.76 on November 18, 2003 to $0.70 on June 23, 2004. The delisting may contribute to a further deterioration in the liquidity, marketability and price of our ordinary shares. For more information, see Item 4, “Information on the Company -- History and Development of the Company” and Item 9, “The Offer and Listing -- Market and Share Price History”.

          Our results are affected by volatility in the securities markets.

          Due to the downturn in the world economy over recent years, the securities’ markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

General Risks

          We have been and may continue to be negatively affected by the aftermath of September 11 events.

          On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C. In response to these terrorist attacks, a United States-led coalition of nations retaliated against the Taliban regime in Afghanistan. Since this time, governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq, which resulted in a change in the Iraqi regime. Nevertheless, unrest continues in Iraq and Afghanistan. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

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

          We are incorporated under the laws of, and our corporate offices, research and development operations and production facilities are located in, Israel. Although almost all of our current sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel and the Middle East. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of our operations.

          Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries. Israel has entered into peace agreements with Egypt and Jordan, various agreements with certain Arab countries and the Palestine Liberation Organization and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Nevertheless, there has been a significant escalation in violence since September 2000, which has continued with varying levels of severity into 2001, 2002, and 2003. Negotiations between Israeli and Palestinian representatives have ceased in light of heightened terrorist activity of groups operating within the Palestinian Authority. The political and security situation in Israel may result in certain parties, with whom we have entered into contractual relations, claiming that they are not obligated, pursuant to force majeure provisions, to perform their commitments under such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could preclude us from raising capital. Furthermore, our main facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if events associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses and/or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm the results of our operations. While these developments have not had a material impact on our business, we can give no assurance that they will not have such an effect in the future.

          Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

          The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

          Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We generally utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Inflation Risk”.

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

          We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against any such persons or us. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

A. History and Development of the Company

Elbit Vision Systems Ltd., or “EVS”, designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for the textile and other fabric industries. Our systems are designed to increase the accuracy, consistency and speed of the detection of defects in the manufacturing process of fabrics in order to reduce labor costs, improve product quality and increase manufacturing efficiency. We currently market five product lines designed to address the quality monitoring needs of different sectors within the fabric manufacturing industry: I-Tex, for the visual inspection and quality monitoring of woven and knitted fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, for the detection of filament defects in glass fabrics; Shade Variation Analyzer (or SVA LITE), for the detection of shade inconsistencies in dyed fabric; and LOOM-TEX, for the automatic visual quality inspection system that is integrated with the weaving loom and monitors the fabric while weaving. We adapted our core visual interpretation technologies for other applications, such as those in the non-woven fabric and printing industries, which have visual inspection and quality monitoring needs similar to those of the fabric industry. Potential applications in the non-woven industry include air filtration media, diapers, surgical dressings and other non-woven based products.

In the third quarter of 2002, we decided to leverage our expertise in designing visual inspection systems and expand our business into the field of machines for the inspection of wafers manufactured for the microelectronic industry. During 2003, we continued to invest time and resources in our efforts to expand our business into new areas of production. We intend these efforts to be ongoing.

As part of this strategy, in June 2004, we completed an investment in Yuravision Co. Ltd. and a series of purchase agreements with certain of its shareholders, increasing our holdings in Yuravision to approximately 51.11%. Yuravision is a South Korean developer of visual inspection systems for the microelectronics and display industries. The acquisition of a controlling stake in Yuravision is intended to facilitate our efforts to penetrate the Flat Panel Display (FPD) and display technology markets. We anticipate that we will continue acquiring shares in Yuravision with the goal of increasing our interest to 100% over the next twelve months, though we have no agreement to do so. See the discussion regarding the Yuravision Acquisition in Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Business” and Item 10, “Additional Information -- Material Contracts”.

          Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israel Companies Law, 1999. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Ltd., or “Elbit”. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time the ordinary shares were quoted on the NASDAQ National Market. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

The discussions on the investments by Mr. Nir Alon and/or Altro, the Standby Equity Distribution Agreement and the Private Placement Investments are incorporated by reference to Item 3, “Key Information -- Risk Factors -- Risks Related to Our Ordinary Shares”,to Item 7, “Major Shareholders and Related Party Transactions” and to Item 10, “Additional Information -- Material Contracts”.

Our executive offices are located at New Industrial Park, Building 7, Yoqneam, Israel, and our telephone number is 972-4-993-6400. Our Web site is www.evs.co.il. Information on our Web site is not incorporated by reference in this annual report.

B. Business Overview

The Textile Industry

The textile industry has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric-forming, fabric spreading, fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

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

These factors have led to inconsistent assessments of fabric quality and have caused fabric inspection to be a time-consuming and costly process. These limitations also make it difficult to establish a reliable industry-wide standard for fabric quality. The limitations of manual inspection, along with the general trend in the textile industry towards automation, in order to reduce costs and improve quality, have created an opportunity for an effective automatic visual inspection and quality monitoring systems for various niche markets in the textile industry.

The EVS Solution for the Textile Industry

We develop sophisticated automatic visual inspection systems designed to overcome the limitations of human visual inspection. Our systems combine high-performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms. The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision-making elements. The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories. Our systems then analyze detected defects and provide information regarding their nature. Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

Products

We currently offer five families of visual inspection systems: I-TEX, for the visual inspection and quality monitoring of woven, knitted and non-woven fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, for the detection of broken filaments defects in glass fabric; SVA LITE, a Shade Variation Analyzer for the detection of shade inconsistencies in dyed fabric; and LOOM-TEX, for the automatic visual quality inspection system that is integrated with the weaving loom and monitors the fabric while weaving

          I-TEX Family of Products

The I-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. I-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, I-TEX systems can detect defects as small as 0.5 mm on a variety of web widths ranging from 150 to 600 centimeters, at maximum speeds ranging from 10 to 800 meters per minute. In addition, I-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

Inspection Phase.  The system moves the inspected web through the image acquisition unit. The image acquisition unit acquires the image of the web being inspected and transforms video signals of the web into digital signals for processing and analysis. This unit then transfers the web image to the system’s computer. The computer processes the web image and distinguishes between inherent product irregularities and product defects. It then groups product defects according to their size, direction and shape, and grades them in terms of severity. The system displays a map of the defects in real-time, stores the defect image and records information with respect to each defect detected. The system may also be programmed to activate external units such as marking units and alarms upon detection of a defect.

Post-Inspection Phase.  Following the inspection of the fabric, the system provides an inspection report, which may be printed or archived, containing a record of each defect that has been detected, statistics regarding the type and position of the defect, and the overall grading of the rolls according to pre-defined guidelines. In the in-line mode, the inspection report may be sent directly to the manufacturer’s host computer, thereby enabling an operator to take immediate actions to remedy the cause of the defects or to take actions to eliminate such defects in the future. The images can also be analyzed using the video album workstation described below, enabling customers to identify the cutting points for optimal web yield, and to re-grade the fabric.

Models

I-TEX systems are currently available in five basic models: I-TEX 100, I-TEX 200, I-TEX 2000, I-TEX 2000D and I-TEX Lite.

•

The I-TEX 100 is designed for greige and technical web inspection. It can be configured for extra-high resolution and for extra-wide fabrics. The list price of the basic configuration of the I-TEX 100 ranges between $100,000 and $250,000.

•	The I-TEX 200 is designed for in-process and final inspection of unicolored dyed and finished fabric. The list price for the basic configuration of the I-TEX 200 is approximately $250,000.
•

The I-TEX 2000 is the I-TEX family’s high-end product. I-TEX 2000 is a more compact, more powerful and more flexible version of I-TEX. It can operate at a maximum speed of up to 300 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. In October 2003, we released a new version of the I-TEX 2000 called I-TEX 2000D. This system is capable of performing a double-sided fabric inspection, is equipped with special hardware and software for denim inspection and is operated using new and user-friendly human interface. The list price for the I-TEX 2000 ranges between $350,000 and $550,000, depending on the configuration.

•

The I-TEX Lite is one of the new lines of inspection products of EVS. The system is designed for easy and flexible installation on a wide range of web production lines such as Non-Woven, Paper, Composite materials, laminated materials etc. The system allows EVS to offer solutions to new market segments using its vast experience from the textile industry. The list price for the I-TEX Lite ranges between $70,000 and $180,000, depending on the configuration.

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

The Video Album workstation enables rapid review of web images and provides visual documentation of defects and overall roll quality. The video album workstation enables review of all recorded information, such as images and data, for each defect. This information enables:

•	reviewing and editing of defect data;

•	generation of management reports;

•	archiving of defect data; and

•	definition of points of interest and mandatory cutting points for the cutting table and DMSS system.

Cut Optimization. Software that enables the user to cut a large “I-TEX Inspected” roll of web into smaller rolls while optimizing the fabric’s yield per class (A; B; C …) according to the user’s specifications. Our Cut Optimization software offers the following benefits:

•	maximizes web rolls selling price;

•	reduces the quantity of second and third quality product; and

•	consistent fulfillment of customer’s demands.

Smart Table. The Smart Table interfaces the I-TEX system with the cutting table and provides users with the following benefits:

•	allows for an accurate stop or slowing the table speed on “point of interest” which were defined on the video album such as: selected defects, cutting points and mending points;

•	contains a trigger for invisible ink or metallic label defect marking signs; and

•	operates the roll cutting device following the cut optimization results.

These modules can be purchased separately or together to form the I-TEX Inspected Process, which provides an integrated link between the web-forming and cutting segments of the textile industry.

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

Inspection Phase.  The inspection phase begins after the calibration phase has been concluded. During this phase, the system analyzes the determined extracted features and parameters. The system enables the operator to manipulate the following parameters during the inspection phase: sensitivity, light intensity, zoom control, left margin vertical marker positioning and right margin vertical marker positioning.

The system produces detailed reports of the detected defects in the fabric roll. These reports include information with respect to date, time, total fabric length, total length of defects on the fabric, fabric’s length of calibration and the inspection starting point. The system also reports location and dimensions of each defect and shows its image type and nature.

PRIN-TEX 2000 is the new generation of our printing monitoring systems. It implements improved image understanding algorithms, specially designed color CCD line cameras, upgraded color displays and synchronization to the rotary printer’s screen. PRIN-TEX 2000 provides better detection performances, better human interface and better ROI results. We offer PRINT-TEX 2000 in one model or fabric widths of up to 3.2 meters. The list price of PRINT-TEX 2000 ranges between $170,000 and $250,000.

          Broken Filaments Analyzer

The Broken Filaments Analyzer (or the BFA) is a visual inspection system designed for the detection of broken filaments in glass fabrics used for the electronic printed circuit board (PCB) industry. Broken glass filaments are small filaments that protrude from glass fabric, generally used for the PCB industry. Broken glass filaments are hardly visible to the human eye, at low web speeds, and are practically invisible at normal production speeds. They can be as small as a few microns and as short as 0.5 millimeters. Broken glass filaments can cause defects in the lamination of glass fabrics and the production of printed circuit boards, and may short-circuit or disconnect the end product incorporating the PCB. For this reason, it is important to effectively detect broken glass filaments and grade glass web in terms of broken filament content. Human inspectors are unable to effectively detect broken glass filaments.

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the I-TEX 100 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system is $120,000.

          Shade Variation Analyzer

The Shade Variation Analyzer (or the SVA LITE) is an in-line system designed to measure shade variation in textiles during normal web flow. The SVA LITE is a modular system utilizing calibrated traversing sensors and proprietary signal-processing algorithms. Sensor readings are compared to readings received at the beginning of the roll, or at any other user selected point, to detect side-to-side and beginning-to-end shade variations. The system is designed to be either fully integrated with I-TEX systems or to operate as an independent stand-alone unit.The SVA LITE can be used in two modes of operation.In the first mode, the SVA LITE is installed after the dryer of the dyeing range and alerts the user when shade variation exceeds the preset limits. This enables the operator to modify the process parameters. In the second mode, the SVA LITE is installed at the exit of a finishing range together with an I-TEX system or as a stand-alone unit. The results of the inspection can be used to sort the rolls by their shade or to identify problems during the dyeing-finishing process. Data from the SVA LITE inspection process can be incorporated into the I-TEX system reports or into a separate SVA LITE report. The list price of the SVA LITE is between $70,000 and $150,000.

          The LOOM-TEX

The LOOM-TEX is an automatic visual quality inspection system that is integrated within the weaving loom and monitors the fabric while weaving. The system answers the need for real-time detection of spinning and weaving defects within a short distance of the reed (the movable frame fitted with metal strips that separates the warp threads in weaving) during the weaving process and inspects 100% of the fabric. The advantages and features of the LOOM-TEX include increased yield of first-choice fabrics, elimination of manual inspection, reduction of the need to cut out running defects, facilitation of exact fabric length weaving while considering the actual defect rate, optimization of loom assignment, real-time alarm notification of major defects and suspension of loom activity when warp and running defects are detected. The LOOM-TEX inspects 100% of the fabric and selvedge (the edge of a fabric that is woven so that it will not fray or ravel) on a wide range of applications including, among others, technical fabrics, apparel, home furnishing, upholstery, silk and shirting. Detection by the LOOM-TEX is performed as closely as possible to the reed enabling early detection of the faults. A real time alarm is activated according to pre-defined defect parameters capable of stopping the loom upon detection of major faults. Each loom’s performance can be viewed during real time, displaying defect images, roll-defect’s maps and statistical data. The list price of the LOOM-TEX ranges between $7,000 and $20,000.

The Microelectronics Industry

We have adopted a two-year research and development program which aims to develop add-on devices for the optical inspection of bare wafers in the microelectronics industry in the near term and stand-alone products for the longer-term when we expect to see growth in the microelectronics industry.

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

The production of the bare wafer is a mechanical process requiring several stages, including the preparation of a carrier block by depositing “waxy” layers on its upper -mounting - surface, and polishing (“hazing”). Currently there is no method to inspect wafers during the early production process.

The EVS Solution for the Microelectronics Industry

Due to the overcapacity caused by the downturn in the microelectronics industry, manufacturers are reluctant to invest in new capital equipment and their main concern is to maximize yield using the existing equipment and reduce labor costs.

Given that the competition between wafer manufacturers is mainly price versus quality, the most efficient way to improve the yield is to perform an effective automated inspection at the end of the wafer production process.

In order to answer the inspection/monitoring requirements in the industry, we are in the process of developing a number of proprietary technologies dedicated to the bare wafer segment. The following products have been submitted by us for patent registration and are pending approval: the Mounting Wax Monitoring System, the Back Side Inspection System and the Dynamic Roughness Monitoring System. In spite of their sophistication and novelty, the technologies we are developing are rather inexpensive, robust and scalable.

Our primary goal in this segment industry is to produce devices to be added on to existing machinery. One of the devices will inspect the thick transparent layers (“wax”) as they are added to the wafer, and which will monitor the results of the polishing process. In the longer-term we intend to produce devices that will inspect the wafers at other stages of the manufacturing process.

As we improve the performance envelope of our technologies, we foresee additional applications in the microelectronics industry.

Products

          The Mounting Wax Monitoring System

The Mounting Wax Monitoring System is an inline solution for bare wafer manufacturing. The system is installed on the polisher and monitors the wax polishing process by collecting images while the block rotates on the wax coating spindle. The images are processed and the result is analyzed. Automatic re-wax is activated for defects defined as harmful. The correlation criterion between the defects on wax and the polished wafer can be adjusted by the user. The list price of the Mounting Wax Monitoring System ranges between $19,000 and $50,000.

          The Back Side Inspection System

The Back Side Inspection System is an in line solution for optical inspection of rough surfaces. The system inspects the back side of wafers during the production process. Using our unique MuxD (Multiple Correlated Scattering Detection), etched or polished surfaces are imaged and processed to reveal artifacts.

The features of the Back Side Inspection System include:

i) Detection of defect types on etched or lapped surfaces, such as:
• Particles (5µm);
• Small areas (50µm);
• Lines (2µm width); and
ii) Classification – can be defined by the customer regarding the size, shape, contrast, sign and position of the inspected area;
iii) Metrology - with very high capture rate (95%) and classification accuracy (> 90%); and
iv) Testing speed – less than 10 seconds for 200mm wafers.

The list price of the Back Side Inspection System ranges between $80,000 and $100,000

          The Dynamic Roughness Monitoring System

The Dynamic Roughness Monitoring System is designed for the in-line inspection of the wafer surface roughness at different stages of the manufacturing process. The list price of the Dynamic Roughness Monitoring System ranges between $30,000 and $70,000.

Sales and Markets for Textile Industry

Sales Network

We market our products through in-house sales personnel in conjunction with independent sales representatives. As of May 31, 2004, 5 in-house sales personnel and 19 independent sales representatives marketed our products. Our independent sales representatives provide essential pre-and-post sales support for our products in their territories and account for a substantial percentage of our sales worldwide. We believe that our sales representatives network will enable us to introduce new products and to penetrate additional web manufacturers around the world. We intend to further expand our international sales representatives network by entering into relationships with additional sales representatives and forming joint ventures in target markets.

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

“I-TEX Inspected” Standard

A significant portion of our marketing effort is focused on making web inspection by I-TEX systems, and the corresponding labeling of the inspected web as “I-TEX Inspected,” an industry standard for web quality inspection. We believe that the best way to increase demand for our I-TEX systems is to convince end-product manufacturers of the benefits of I-TEX inspection, in terms of the quality, uniformity and reliability of the inspection. If we are successful in doing so, fashion designers will increasingly demand that the fabrics they purchase from web manufacturers be inspected by I-TEX systems. As more and more designers make these demands, web manufacturers will be required to purchase our systems. Our efforts include performing tests of the capabilities of I-TEX with leading clothing manufacturers. Although inspection by I-TEX systems has not yet become an industry standard, many designers express preference for “I-TEX Inspected” fabrics. There can be no assurance that we will be successful in our efforts to make inspection by I-TEX an industry standard.

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

Sales by Principal Markets and Activities

The Textile Industry Products.  In 2001, approximately 56.6% of our sales were in the United States, approximately 31.1% were in Europe and 10.2% were in the Far East and 2.1% were in the Central America.In 2002, approximately 45% of our sales were in the United States, approximately 45% were in Europe and approximately 10% were in the Far East.In 2003, approximately 40% of our sales were in the United States, approximately 46% were in Europe, and approximately 14% were in the Far East.One customer accounted for 21%, 9.5% and 21% in each of the years 2001, 2002, and 2003 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2001, 2002, or 2003. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to Our Business – Fluctuations in the Market”.

The Microelectronic Industry Products.  We did not sell any of our products designed for the microelectronics industry, in 2003.

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. See Item 5, “Operating And Financial Review and Prospects -- Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel. See Item 10, “Additional Information -- Effective Corporate Tax Rate”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Manufacturing for Textile Industry

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

There are four companies that manufacture approximately 80% of wafers worldwide. The leading companies are located in USA, Europe and Far East. We are negotiating with several companies across the world for the sale, distribution and servicing of our products.

Competition in Textile Industry

Over the past few years there have been several academic and commercial attempts to develop systems that will be competitive with our I-TEX family of products. Most of those projects did not reach a commercial stage. Uster Technologies AG (formally Zelleweger Uster) manufactures a system that offers automatic visual inspection technology similar to the primary generations of our I-TEX systems. Uster is a provider of quality control equipment for the textile spinning industry and has greater financial, production and marketing resources than we do. We believe that the capabilities of our technology, along with our experience in implementing these technologies and our wide customer base, provide us with a competitive advantage over them. Other potential competitors are small suppliers of automatic inspection solutions with PC-based or “smart camera” technologies. These suppliers, who offer low-cost solutions for low-end applications such as Non-Woven, are attempting to penetrate the field of textile inspection, yet, thus far, have not been commercially successful. We are familiar with several companies that are working on an “On Loom” automatic inspection solution for the greige fabric market, including BarcoVision. It is possible that when “On Loom” inspection systems are commercially available, they will be competitive with us in the greige inspection market.

EVS is targeting the Non-Woven industry as a high potential market for its automatic inspection systems. The main competitor on this industry is Cognex Corporation - based in the U.S. Cognex Corporation is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the Non-Woven industry, will allow us to produce revenues from it. For a discussion of legal proceedings against Panoptes Ltd., see Item 8, “Financial Information -- Litigation -- Panoptes Litigation”.

The presence of competitors in the textile automatic inspection field may increase awareness of the benefits of automatic fabric inspection, and may help us enlarge our market. However, it is possible that systems developed by these or other future competitors will prove more effective than our I-TEX systems or that potential customers will prefer them for other reasons. If we are unable to maintain our technological advantage or are unable to convince potential customers of the superiority of our I-TEX systems, our business would be seriously harmed.

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

We are not aware of any competition in the field of wafer inspection for the microelectronic industry.

Intellectual Property Rights for Textile Industry

In May 2002, we entered into an agreement with our former principal shareholder Elbit and Dr. Ilan Tamches, which amended the license agreement existing between Elbit and us, dated June 12, 1996. According to this agreement, Elbit transferred to Dr. Ilan Tamches certain elements of our technology, or “Elbit Technology”, which we formerly licensed from Elbit, and other elements of our technology were directly transferred to us by Elbit, or “Elbit Modified Technology”. Consequently, we currently license the Elbit Technology from Dr. Tamches, its original developer. Pursuant to this agreement, we have certain non-exclusive rights to this technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license Elbit Technology to any third party that competes with I-TEX systems.

Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a patent in France and patent applications pending in Canada, Germany and Israel with respect to certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

We have registered trademarks with respect to the name “I-TEX” in the United States, Mexico, Spain, Germany, Turkey, Portugal, Brazil, France, China and Japan, and have filed applications for registered trademarks for the name “I-TEX” in India and Italy. We have filed applications for registered trademarks of the name and design “I-TEX Inspected” in Taiwan and South Africa. We have registered trademarks with respect to the name and a new design “I-TEX Inspected” in the United States, Mexico, Brazil, Germany, France, Turkey, Italy, the European Union, China and Taiwan, and have filed applications for registered trademarks of the name and a new design “I-TEX Inspected” in India and South Africa. We also have registered trademarks with respect to the name “PRIN-TEX” in Spain, Portugal, France, Turkey and Japan, and have filed applications for registered trademarks with respect to the name “PRIN-TEX” in Italy. We also have a registered trademark with respect to the name and old design “PRIN-TEX” in the United States. In addition, we have a registered trademark with respect to the name “KNI-TEX” in the United States and Italy. We also have a registered trademark with respect to the name “EVS” in the European Union, Japan and the United States. In  Union and in the United States. Our trademark rights include rights associated with the use of our trademarks.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Litigation” below contains a description of a current patent infringement claim that has come to our attention.

Sales and Markets for Microelectronics Industry

Since we are dealing with a very small number of manufacturers and customers in the microelectronics industry, the sale of our products is carried out by direct sales to those manufacturers and customers.

Manufacturing for Microelectronics Industry

The principal manufacturing and assembly of our basic systems are conducted by subcontractors. We perform logistical and purchasing activities, integration and final testing, in-house. Our recently acquired majority-owned subsidiary, Yuravision, will be involved in the integration of products. In addition, we perform software installation and configuration, final hardware configuration, quality control and any special system customization needed for a particular customer. Production planning is based upon firm customer commitments and anticipated orders and is generally planned six months in advance. We engage third party subcontractors to perform the manufacturing of our systems so that we can focus on strengthening design and product development while minimizing fixed costs and capital expenditures. Our engineers work closely with subcontractors to increase manufacturing yields, lower manufacturing costs and assure high quality. Our manufacturing facilities and those of our subcontractors are in compliance with ISO-9000 standards.

Competition for Microelectronics Industry

The market for semiconductor capital equipment is highly competitive. While there are a number of companies that operate in the microelectronics industry, we do not believe that any of them compete directly in our field. To the best of our knowledge, Nanometrics and Nova Measuring Instruments Ltd. are active in the semiconductor capital equipment industry and KLA-Tencor Corp., Therma-Wave Inc. and Rudolph Technologies Inc are active in the photolithography area. Significant competitive factors in the market for integrated process control systems include technological leadership, system performance, ease of use, reliability, cost of ownership, technical support and customer relationships, along with an adequate business model, internal organization and unique process equipment manufacturer agreements and partnerships.

Intellectual Property Rights for Microelectronics Industry

For our developments in the microelectronic industry, we have already applied for patents for our haze, wax and beam separation analysis inspection technologies. For further information, see the discussion regarding intellectual property in Item 3, “Key Information -- Risk Factors -- Risk Factors Relating to our Business”.

C. Organizational Structure

We own all of the issued and outstanding shares of our two subsidiaries Elbit Vision Systems US, Inc., or “EVS US” and Elbit Vision Systems B.V., or “EVS BV”. EVS US is incorporated in the United States under the Business Corporations Act of the State of Delaware. EVS US predominantly functions as a sales and support center for our products.

EVS BV is incorporated in Holland.  EVS BV predominantly functions as a support center for our products.

We recently acquired a controlling interest in Yuravision Co. Ltd. Yuravision is incorporated in South Korea, and we acquired it as part of our expansion into the microelectronics and display industries for which Yuravision manufacturers products. For more information, see Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

D. Property, Plants and Equipment

Our facilities are located at New Industrial Park in Yoqneam, Israel. We do not own any real property. We lease approximately 7,000 square feet at our facilities in Israel, at an annual rent of approximately $120,000. Our lease expires on December 31 2005.  EVS US leases office space in Greenville, South Carolina, at an annual rent of approximately $30,000.

We believe that our current facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The following selected financial data for the years ended December 31, 2001, 2000 and 1999, which are not set forth elsewhere in this report, are derived from the financial statements that have been audited by Luboshitz Kasierer for the said years. Luboshitz Kasierer, during such years, was a member firm of Arthur Andersen, independent public accountants. The selected financial data for the year ended December 31, 2002, is derived from the financial statements set forth elsewhere in this report, which have been audited by Luboshitz Kasierer. Luboshitz Kasierer is now a member firm of Ernst & Young International, independent public accountants. The selected financial data for the year ended December 31, 2003, is derived from financial statements set forth elsewhere in this report, which have been audited by Kesselman & Kesselman. Kesselman and Kesselman is a member firm of PWC International, independent public accountants. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 1 of our Consolidated Financial Statements incorporated herein by reference.

	2003	2002	2001	2000	1999
(in U.S. thousand Dollars )
Statement of Operations Data:
Net sales (1)	$6,328	$7,228	$9,303	$8,875	$13,057
Cost of sales	3,748	4,660	6,803	9,562	9,462
Gross profit (loss)	2,580	2,568	2,500	(687)	3,595
Research and development expenses, net	1,431	1,340	1,405	1,620	2,116
Marketing and selling expenses, net	1,598	1,545	1,625	1,699	2,509
General and administrative expenses	637	1,404	886	1,411	2,543
Total operating expenses	3,666	4,289	3,916	4,730	7,168
Operating loss	(1,086)	(1,721)	(1,416)	(5,417)	(3,573)
Other income	47	9	20	310
Financing income, net	60	34	89	(50)	(72)
loss before taxes	(979)	(1,678)	(1,307)	(5,677)	(3,501)
Taxes on income	3	6	6	38	67
Net loss from continuing operations	(982)	(1,684)	(1,313)	(5,715)	(3,568)
Cumulative effect of change in accounting principle, net (1)				(2,625)
Net loss	(982)	(1,684)	(1,313)	(8,340)	(3,568)
Basic earnings per share, net loss	(0.10)	(0.17)	(0.13)	(0.66)	(0.41)
Cumulative effect of change in accounting principle, net				(0.30)	-------
Net Income (loss) per share (2)	(0.10)	(0.17)	(0.13)	(0.96)	(0.41)
Net loss					(2,798)
Net loss per share					(0.32)
Weighted average number of shares outstanding (2)	10,175	10,167	9,817	8,667	8,667

	2003	2002	2001	2000	1999
Balance Sheet Data:
Working capital	$2,507	$1,110	$2,513	$1,810	$9,110
Total assets	8,241	6,828	9,339	9,022	16,611

Total liabilities	5,865	5,402	6,229	6,012	5,261
Accumulated deficit	(18,549)	(17,567)	(15,883)	(14,570)	(6,230)
Shareholders’ equity	2,376	1,426	3,110	3,010	11,350

(1)

Effective January 1, 2000, we changed our revenue recognition policy so that it is now in accordance with guideline SAB 101 of the United States Securities and Exchange Commission. As a result, revenues in an amount of $4.3 have been moved from 2000 to 2001.

(2)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Most of our revenues are generated in U.S. dollars, and a significant portion of our expenses are incurred in U.S. Dollars, or are linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-Dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

The financial statements of our subsidiaries the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statement of income items have been translated using the average exchange rate for the period presented.

Critical Accounting Policies

The preparation of our financial statements in conformity with the U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management’s best estimates based on experience and historical data. Actual results could differ from those estimates.

Specific accounting policies we utilize require higher degrees of judgment than others in their application. These include revenue recognition on long-term contract work. Our policy and related procedures for revenue recognition on long-term contract work are summarized below. In addition, Note 1 to our Consolidated Financial Statements includes further discussion of our significant accounting policies.

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, our price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when delivery has occurred, title passed to the customer and installation is completed. In cases where our agreement with the customer includes an “acceptance” clause, revenue recognition will take place after we receive the “acceptance certificate” from the customer. In some cases, we grant our customers a trial period on newly developed products, usually for several months, in order to evaluate a prototype system’s performance. In cases where the system’s performance meets the customer’s requirements, it will confirm its order of the system at the end of the trial period. We do not recognize sales revenue from products shipped to customers for trial until such products confirms the order. Until purchased, these products are recorded as consignment inventory at the lower of cost and market.

We do not provide, in the normal course of business, a right of return to our customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

We grants our customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. Upon revenue recognition, we defer a portion of the sale price and recognize it as service revenue ratable over the abovementioned period.

Services Rendered

Service revenue in respect of our products is recognized ratably over the contractual period, or as services are performed.

A. Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2003	2002	2001	2000	1999
Net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	59.2	64.5	73.1	107.7	72.5
Gross profit	40.8	35.5	26.9	(7.7)	27.5

Research and development expenses, net	22.6	18.5	15.1	18.2	16.2
Marketing and selling expenses, net	25.2	21.4	17.5	19.1	19.2
General and administrative expenses	10.1	19. 4	9.5	15.9	19.5
Total operating expenses	57.9	59.3	42.1	53.3	54.9
Operating loss	(17.2)	(23.8)	(15.2)	(61.0)	(27.4)
Other expenses	(0.7)	(0.1)	(0.2)	3.5	0.0
Financing income, net	(0.9)	(0.5)	(1.0)	(0.6)	(0.6)
Loss before taxes	(15.5)	(23.2)	(14.0)	(63.9)	(26.8)
Income taxes	0.05	0.08	0.06	0.43	0.05
Net (loss)	(15.5)	(23.3)	(14.1)	(64.4)	(27.3)

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Sales

Sales in 2003 decreased by approximately 12.4% to $ 6.328 million compared with sales of $7.228 million in 2002. This decrease was primarily attributable to a decrease in sales in USA. Our sales to the USA are mainly to the textile manufacturers that suffered from competition from producers from the Far East. Since 1997, approximately 300 textile plants manufacturers closed their facilities in the USA because of the high cost of labor in the USA compared to the Far East. While our old line of products was designed to reduce labor costs for our U.S. clients, the savings did not preclude most of the textile plants from moving to the Far East, causing significant reductions in sales.

Cost of Revenues

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 59.2% in 2003 compared to 64.5% in 2002.This resulted from our successful reduction of fixed costs and increase of our production efficiency. Our fixed costs were reduced primarily by a reduction in our workforce and the execution of a new rental agreement for the lease of our premises, which reduced our rental expenses by more than $100 thousand. The increase in our production efficiency was principally attributable to our new line of “Lite” products that are significantly cheaper to produce and install, than the comparable products that preceded them.

Gross Profit

In 2003 we earned a gross profit of $2.580 million as compared to a gross profit of $2.568 million in 2002. Gross profit as a percentage of net sales was 40.8% in 2003 as compared to 35% in 2002. This improvement was primarily due on the one hand to the reduction in fixed costs related to our operations and on the other to the increase in our production efficiency as described above.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to 1.83 million in 2003 from $1.49 million in 2002, and were offset by Israeli government grants of $0.396 million in 2003 and $ 0.15 million in 2002. Net research and development expenses in 2003 were $1.431 million compared with $1.340 million in 2002. The increase in the gross research and development expenses was mainly for two reasons: the development of our new on-line products including the: LOOM-TEX, I-TEX Lite and the SVA Lite, and the development of our new product lines for the microelectronics industry including the Mounting Wax Monitoring System, Back Side Inspection System and Dynamic Roughness Monitoring System. In order to develop these new suites of products, we increased our number of research and development engineers and invested large amounts in developing prototype systems for beta site installations. Research and development expenses are charged to income as incurred.

Sales and Marketing Expenses

Gross marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.598 million in 2003, compared to $1.545 million in 2002. The increase in the marketing and sales expenses was primarily due to expenses of the ITMA exhibition in October 2003 in Birmingham, UK, an important textile industry exhibition that occurs every four years. We also invested in launching our new on-line products for industrial Web and new products for the microelectronics industry.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 10.1% in 2003 from 19.4% in 2002. General and administrative expenses in 2003 were $0.637 million, compared to $1.404 million in 2002. The decrease in expenses in 2003 was primarily attributable to a decrease in the provision for doubtful accounts following our successful collection of accounts that had previously been considered doubtful and the reduction of our labor force.

Financial Income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former sole controlling shareholder) Elbit Ltd., or Elbit, and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial income increased to $60 thousand in 2003 from $34 thousand in 2002.

Our principal investing activities to date have been investments in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements.

Loss

Net loss decreased from $1.68 million in 2002 to $0.98 million in 2003. This decrease in losses was primarily due a reduction in labor and overhead costs in 2003 and decrease in allowance for doubtful accounts.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales

Sales in 2002 decreased by approximately 22.3% to $ 7.228 million compared with sales of $9.303 million in 2001. This decrease was primarily attributable to a decrease in sales in USA.

Cost of Revenues

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products.

Cost of sales as a percentage of net sales was 64.5% in 2002 and 73.1% in 2001. In 2002 we earned a gross profit of $2.568million as compared to a gross profit of $2.500 million in 2001. Gross profit as a percentage of net sales was 35.5% in 2002 as compared to 26.9% in 2001. This improvement was primarily due to the reduction in labor costs and a reduction in the payment of royalties following our renegotiation of our license agreement with Dr. Ilan Tamches.

Research and development expenses

Net research and development expenses in 2002 were $1.340 million compared with $1.405 million in 2001. Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to 1.49 million in 2002 from $1.531 million in 2001, and were offset by Israeli government grants of $0.15 million in 2002 and $0.126 million in 2001.

Selling and marketing expenses

Gross marketing and selling expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.545 million in 2002, compared to $1.625 million in 2001, constituting no material difference in the amount and the nature of the expenses between the years.

General and administrative expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 19.4% in 2002 from 9.5% in 2001. General and administrative expenses in 2002 were $1.404 million, compared to $0.886 million in 2001. The increase in expenses from 2001 to 2002 was primarily attributable to an increase in allowance for doubtful and bad accounts.

Financial income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from Elbit and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial income decreased to $0.034 million in 2002 from $0.089 million in 2001.

Net loss

Net loss increased from $1.31 million in 2001 to $1.68 million in 2002. This increase in losses was primarily due a reduction in sales in 2002 and increase in allowance for doubtful accounts.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information -- Risk Factors --General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Inflation Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.85 to the Dollar to a low of NIS 4.292 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =	MONTH
4.352	4.441	December 2003
4.371	4.483	January 2004
4.437	4.493	February 2004
4.483	4.535	March 2004
4.515	4.599	April 2004
4.555	4.634	May 2004

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period

4.154 NIS/$1	January 1, 1999 - December 31, 1999
4.067 NIS/$1	January 1, 2000 - December 31, 2000
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.723 NIS/$1	January 1, 2002 - December 31, 2002
4.5483 NIS/$1	January 1, 2003 – December 31, 2003

In 1999, the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the rate of inflation was approximately 1.4% and devaluation rate was 9.3%. In 2002, the rate on inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2002, the rate on inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2003, but they did not materially affect our results of operations in such periods.

From time to time, we engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

Governmental Policies Affecting Company Operations

The discussion regarding governmental regulation is hereby incorporated by reference to Item 4, “Information on the Company -- Business Overview -- Governmental Regulation Affecting the Company” and the discussion regarding political policies is hereby incorporated by reference to Item 3, “Key Information -- Risk Factors -- General Risks -- Conditions in Israel”.

For a discussion comparing the results of our operations from 2002 to 2001, see pages 28-30 of our annual report on Form 20-F for the year ending December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003, which is hereby incorporated by reference.

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a bank credit line. As of December 31, 2003, we had working capital of $2.507 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months following the date of this annual report. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

The discussion on the investments by Mr. Nir Alon and/or Altro and the Plan of Arrangement are both hereby incorporated by reference to Item 7 “Major Shareholders and Related Party Transactions -- Plan of Arrangement and Warrant Offering”. The discussions regarding the Private Placement Investments and the Standby Equity Distribution Agreement are both hereby incorporated by reference to Item 10, “Additional Information -- Material Contracts”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S Dollars and for a period of less the three months. The interest rates of those loans are according to the market rate.

Capital Expenditure

The discussion regarding the Yuravision Acquisition is hereby incorporated by reference to Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

C. Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the fabric and microelectronics industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems’ software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers’ manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

•

The development of a visual inspection system for the inspection of woven fabrics during weaving. The system is already operating in a few weavers’ sites for final tests before becoming commercial. The system is based on a contact sensor, which was specially developed by EVS for an easy integration with the loom. It is operated through a central computer connected to a network of dedicated computers, each of which is monitoring a number of looms. LOOM-TEX will inspect 100% of the fabric, automatically pinpointing faults based on learned criteria, and will be capable of being updated in real-time by user feedback.

•

For our developments for the microelectronic industry we have already applied for patents for hazing and wax inspection technologies. We currently intend to apply for a patent in Israel and Europe. According to a preliminary patent search conducted on our behalf no patents will be infringed by developing the inspection heads as proposed. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights for Microelectronics Industry”.

As of May 1, 2004, our research and development staff working on products for the textile industry consisted of 11 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff for the textile industry, especially for the development of the LOOM-TEX product, engages in hardware and electro-optics development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. In 2000 our gross research and development expenditures for the textile industry were approximately $1.6 million, in 2001 they were approximately $1.5 million, in 2002 they were $1.2 million and in 2003 they were $1.1 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $95,000 thousand, $126,000, $150,000 and $396,000 in each of 2000, 2001, 2002 and 2003, respectively.

As of May 31, 2004, our research and development staff working on adapting our technology for use in the microelectronics industry consisted of 10 full-time employees, all of whom are located in Israel, and hold advanced technical degrees. Our research and development staff engages in electro-optics development and real-time software development. In 2003, our gross research and development expenditures for the microelectronic industry were approximately $0.73 million. We expect to continue to commit substantial resources to research and development in the future.

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the Dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. For more information, see Item 10, “Additional Information -- Taxation”.

Pursuant to regulations, effective with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants will be subject to interest at an annual rate of LIBOR for 12 months applicable to Dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

Research and Development Grants

Royalty-bearing grants received from the Government of Israel for research and development are offset against our gross research and development expenditures on development of products only for the textile industry. In 2003 the OCS approved grant for the Microelectronic development in the amount of approximately $115,000.

The following table sets forth-net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated:

	2003	2002	2001	2000	1999
Research and development expenses, net	$1,431	$1,340	$1,405	$1,620	$2,116
OCS grants	396	150	126	95	174
Gross research and development expenditures	1,827	1,490	1,531	1,715	2,290

D. Trend Information

Trends and changes in the world textile industry are having an influence on our markets, customers and sales. World textile production has transferred to the Far East due to low labor costs. The Far East market is increasing with large investments in textile machinery (especially in China). The investments are currently in productive equipment for increasing the production volume and achieving the demands of western markets and not in automatic inspection technology. Our traditional markets in Western Europe and the United States are becoming smaller, with less willingness for capital expenditures. Unless textile manufacturers in the Far East begin investing in automatic inspection technology, the growth in our sales revenue may not keep pace with the growth in the Far East market.

Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD’s. In January 2004, we released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors: the Mounting Wax Monitoring System, the Back Side Inspection System and the Dynamic Roughness Monitoring System. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices. For more information, see the discussion regarding Our solution for the Microelectronics Industry in Item 4, “Information on the Company -- Business Overview”.

Given the difficulties that we have had over the years in significantly increasing our revenues from products sold to the textile industry, we intend to increase the proportion of our sales to the microelectronics industry over sales to the textile industry over the coming years. To this end, we recently acquired recently acquired a 51.11% holding in Yuravision, which specializes in the development of automated vision inspection equipment for the microelectronics and display industries, particularly in the field of LCD devices. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Relating to our Business”, Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

E. Off-Balance Sheet Arrangements

On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10 million over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,555,555 of our ordinary shares based on the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement, which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage.

As part of the transaction with Cornell we also retained the services of Newbridge Securities Corporation, or Newbridge, a registered, unaffiliated broker-dealer as a placement agent and to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. Newbridge intends to sell up to 7,812 of our ordinary shares issued to it as a placement fee.

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2003, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)

Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	403	202	152	49	-
Operating Building Lease Obligations	373	175	169	29	-
Total commercial commitments	776	377	321	78	-

G. Safe Harbor.  Not Applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2004, our directors, senior managers and key employees are as follows:

Name	Age	Position

Nir Alon	41	Chairman of the Board
Zami Aberman*	50	Chief Executive Officer
Yaky Yanay*	33	Vice president, Chief Financial Officer and Secretary
Yoav Kahane*	31	Vice President of Sales & Marketing
Ilan Laver*	60	Vice President of Electronic Inspection Division
Jossef Barath	53	Director
Tzvi Piran*	55	External Director
Zahi Dekel*	41	External Director
Israel Gal*	52	Director
Shlomo Alon	65	Director
Naomi Livne*	58	Director

* Beneficially owns less than 1% of our outstanding ordinary shares.

Nir Alon was appointed chairman of the board of directors in February 2001. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a Bachelor of Arts degree in social sciences from Tel-Aviv University. Nir Alon is the son of one of our directors, Shlomo Alon.

Zami Aberman has 15 years of experience in managing industrial companies, international marketing of breakthrough technological solutions to automotive, aerospace, metal industry, and flat panel manufacturing, as well as experience in establishing and managing start-up companies active in the field of software development, chip development, advanced system development, flexible automation inspection and image processing. Mr. Aberman served as the President & CEO of Robomatix Technologies Ltd. from 1987 until 1996. From 1996, Mr. Aberman founded and managed hi-tech companies active in various fields. In 1992, Mr. Aberman was awarded the prestigious Rothschild Prize by the President of the State of Israel, for the development of a unique, laser based, flexible manufacturing system for the automotive industry. Mr. Aberman holds a BSc. in Mechanical Engineering from Ben-Gurion University.

Yaky Yanay has served as our chief financial officer since July 2002. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 1993, he served at the Israeli Ministry of Foreign affairs. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

Yoav Kahane is our Vice President of Sales & Marketing. He is responsible for our global strategic sales and currently oversees our operations in China and those of our U.S. subsidiary. Before joining EVS, Mr. Kahane was the CEO of Ituran Florida (USA), a company specializing in location systems using cellular systems. Mr. Kahane holds a BSc. in Biology and a BA in General Sciences from Tel-Aviv University.

Ilan Laver served as general manager at DDIS/BNS between 1995 and 2001, where he founded and managed an activity in the field of high quality surfaces optical inspection (a spin-off from Robomatix Technologies Ltd.). From 1993, Mr. Laver served for 2 years as general manager at Robomatix Israel Ltd. where he managed the Israeli operation in the areas of machine vision, laser robotics and advanced computing. In 1987, Mr. Laver co-founded and served for 6 years as general manager at DPA Technologies Israel, a company that focuses on the testing and inspection of equipment for the electronics industry. From 1984 Mr. Laver served as product line manger and chief mechanical engineer at Elron Advanced Technologies Center and managed the development of automated optical inspection and gauging systems for metal parts industries. From 1982 Mr. Laver served as technical office manager at IMI, Plant 77 and was mainly involved in the development of the ground optical guidance system for beam riding missiles. From 1976 he served as manager of Research & Development at Laser Industries\MLI where he designed and developed medical (Laser Industries) and industrial (MLI) laser systems. Prior to that he served 3 years at Elscint Ltd. as mechanical team leader. Mr. Laver holds a BSc. in Mechanical Engineering from the Technion, Israel Institute of Technology.

Jossef (Yossi) Barath is one of the founders and has been a director since our inception. He was president and chief executive officer from inception until May 1998. Mr. Barath is a member of the board of directors of SADOT Research & Development Fund Ltd. (TASE). From 1987 to 1990, Mr. Barath served as director of marketing and business development at Inframetrics, Inc., a subsidiary of Elbit. From 1984 to 1987, he served as head of marketing of Elbit’s Ground Systems Division. From 1982 to 1983, Mr. Barath was the managing director of Elbit Data System Ltd., a British subsidiary of Elbit. Previously, Mr. Barath served as a research and development officer in the communications and technology division of the Israeli Defense Forces, or “IDF”. Mr. Barath has a Bachelor of Science degree in electrical engineering from the Technion and is a graduate of the Executive Business Program at the Sloan School of Business at Massachusetts Institute of Technology.

Tzvi Piran is and has been a Professor of Physics at the Hebrew University in Jerusalem since 1986. Prior to that, he served as a visiting professor to various Ivy-League universities worldwide, including the Universities of Harvard and Columbia in the United States. He has been a member of the Steering Committee for the Israel Space Agency since 1999 and the Chairman of the Appointment Committee for Sciences, Medicine and Agriculture since 2001. Mr. Piran is also the Founder of the Jerusalem Winter School for Theoretical Physics and was its Chairman from 1981-1992. He is the author of 11 scientific books, including the popular Hebrew book - “The Big Bang”, and of over 200 publications in scientific journals worldwide. Mr. Piran holds a Bachelor’s degree in Physics from Tel-Aviv University, a Master’s degree in Space Science from Tel-Aviv University, a Ph.D in Physics from Hebrew University and completed his post-doctoral fellowship in Oxford University, England and at the University of Texas in Austin, Texas. Mr. Piran has informed us that as a result of an opportunity overseas, he will cease serving on our board of directors from August 1, 2004.

Zahi Dekel worked at Bank Hapoalim Ltd. from 1995-2003, where he held several posts, including most recently the manager of the Migdal Ha’emek branch. From 1987 Mr. Dekel was the principal of the Na’aleh boarding school for children who had emigrated from the former Soviet Union to Israel, without their parents. Mr. Dekel currently serves on the regional council of Yoqneam. Mr. Dekel holds a BA in Business Administration and Economics, and an MA in Education and International Relations, both from the Hebrew University, Jerusalem.

Israel Gal is currently the president and CEO of Espro Information Technologies. From 1993 to 1996, Mr. Gal served as a general director of a subsidiary of the Koor Industries Group. From 1990 to 1993 Mr. Gal was the Manager of the Bank Tefachot’s central branch. From 1970 to 1990, Mr. Gal served in the IDF. His service included, staff and command positions in IDF’s field units and in the General Staff Headquarters, and the establishment and commanding of an elite field unit which integrated a warfare system based on especially complex advanced technologies. Mr. Gal completed his army service with the rank of Colonel. Mr. Gal holds a Bachelor’s degree in Economics and Business Administration from Bar–Ilan University and a Master’s degree in Political Science and International Relations from University of Haifa.

Shlomo Alon, father of Nir Alon, was appointed a director on the board of directors of EVS on August 2001. Since 1999, Mr. Alon has been the Chairman of the Cell-Tel Wireless, Israel, which specializes in communications. In 1979, Mr. Alon founded Altro Vienna GmbH, a company that is active in the field of textiles. From 1961 through 1978, Mr. Alon worked for several different departments in Koor Maarachot, filling various managerial positions. From 1971 through 1975, Mr. Alon was the General Manager of Koor Maarachot in Israel and from 1975 until 1978 was General Manager of the Vienna Austria branch of Koor Maarachot. Mr. Alon holds a BA degree in Economics from Tel-Aviv University.

Naomi Livne was elected director by our board of directors on November 4, 2001. Since 1993 Mrs. Livne has been working for the Israeli Securities Authorities. From 1989 through 1991, Mrs. Livne worked at the Hebrew University in Jerusalem, filling the position of Associate Dean of the law faculty. From 1977 through 1987, Mrs. Livne worked in the Israeli State Attorneys Office, Ministry of Justice, in the position of a senior deputy state attorney. Mrs. Livne received her LLB in 1977 from the Hebrew University Law School in Jerusalem.

B. Compensation

During 2003, we paid to all our directors and officers a total of $738,600in salaries, fees and bonuses, and set aside $44,000in pension, retirement and similar benefits. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Other than Mr. Meir Amit (one of our former external directors who resigned from our board of directors in December 2003), Messrs. Zahi Dekel and Tzvi Piran (our current external directors), Mr. Jossef Barath (who we no longer employ) and Messrs. Nir Alon and Israel Gal, our directors (who are not also officers) received no compensation in 2003. At our Annual and General Meeting of Shareholders in October 2002, our shareholders agreed that Mr. Israel Gal shall be paid: (i) an annual compensation of approximately $2500; and (ii) a one time payment of approximately $150 per meeting of the board of directors or any committee thereof attended, in consideration for his services as a director, to be applied retroactively from December 1, 2002. Mr. Meir Amit resigned as an external director in December 2003 and was replaced by Mr. Dekel at our Extraordinary General Meeting of Shareholders in March 2004. In this meeting, our shareholders agreed that Mr. Nir Alon, the chairman of the board, shall be paid a monthly compensation of $3,000 in consideration for his services as the chairman of our board of directors, payable retroactively from July 1, 2003. We paid approximately $3,730 in aggregate to Mr. Barath 2003. We paid an aggregate of $7000 to our serving external directors in 2003.

Pension and Retirement Benefits
We offered no pension or retirement benefits to our directors and key personnel in 2003.

C. Board of Directors

Our articles of association provide for a board of directors of no fewer than two and not greater than nine members. Our articles of association were amended on March 26, 2001 to enable members of the board to temporarily fill any vacancy on the board until the next annual general meeting of shareholders. Officers serve at the discretion of the board of directors. Pursuant to the terms of a shareholders agreement between Altro and Elbit dated March 2001, Altro is entitled to appoint four directors to the board of directors and Elbit is entitled to appoint 1 director.

Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve both as a director and as a substitute director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. Any substitute director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration. The substitute director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

Currently, Messrs. Dekel and Piran serve as our external directors.

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

Our two external directors Messrs. Dekel and Piran serve on the audit committee of the board of directors.

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

D. Employees

As of May 31, 2004, we employed 66 full-time persons. Out of such 66, 55 employed in Israel of whom 21 were in research and development, 8 were in marketing and sales, 5 were in customer support, 11 were in operations and 10 were in administration and management. In addition, as of May 31, 2004, our U.S. subsidiary employed 7 full-time persons (of whom 2 were in sales support and product management, 4 were in technical support and 1 was in administration) and our European subsidiary employed 4 full-time persons (all of whom were in technical support).

In year 2003, we employed 43 full-time persons, of whom 16 were in research and development, 4 were in marketing and sales, 2 were in customer support, 14 were in operations and 7 were in administration and management. In addition, in 2003, our U.S. subsidiary employed 8 full-time persons (of whom 3 were in sales support and product management, 4 were in technical support and 1 was in administration) and our European subsidiary employed 4 full-time persons (all of whom were in technical support).

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

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). These payments amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurances Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we contribute funds on behalf of most of our employees to a fund known as “Managers’ Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of a salary and the employer contributes between 13.3% and 15.8% of a salary.

E. Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, only Messrs. Nir Alon and Shlomo Alon beneficially own shares and options exceeding 1% of our outstanding ordinary shares, since Mr. Nir Alon is the controlling shareholder of Altro, our majority shareholder, and Mr. Shlomo Alon is his father. Elbit owns 2,647,643 of our ordinary shares (and a warrant to purchase 1,512,900 of our ordinary shares pursuant to the Warrant Distribution) and is not currently represented by a director on our board of directors but we anticipate that it will shortly nominate a replacement for Mr. Victor Halpert whose resignation was effective on May 11, 2004. The replacement director may, if an officer of Elbit, be construed to have a beneficial ownership of Elbit’s shares.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 8 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the “1996 Share Option Plan”, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2004, options to purchase 206,208,of such ordinary shares were outstanding and options to purchase 275,000 ordinary shares were available for future grants. Of the outstanding options, options to purchase 210,000, 82,780 and 59,000 ordinary shares are fully vested and are exercisable at an exercise price of $3.00, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

The 1996 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to the fair market value of our shares. The options are non-assignable except by the laws of succession. The last date on which the options may be granted is February 2006. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest at a rate of 50% at the beginning of the third year after the grant and an additional 25% in each of the two years thereafter, assuming continuous employment with us through such periods.

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2004, options to purchase 1,700,108 of such ordinary shares were outstanding and options to purchase 2,099,096 ordinary shares were available for future grants. 533,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001until 2004 inclusive, assuming continuous employment with us through such period.347,750 of the outstanding options have an exercise price of $0.36 per share. 265,250 of the options referred to above vested equally on January 21, 2002,January 21, 2003 and January 21, 2004, and the remaining 82,500 will vest on January 21, 2005, assuming continuous employment with us through such periods.428,200 of the outstanding options have an exercise price of $0.48 per share. 217,800 of the options referred to above vested equally on March 18, 2003 and March 18, 2004, and the remaining 210,400 vest equally on March 18, 2005 and March 18, 2006, assuming continuous employment with us through such periods. 166,352 of the outstanding options have an exercise price of $0.15 per share and an additional 200,000 an exercise price of $1 per share and vest monthly over three years through August 2005. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25% commencing the beginning of the second year after the grant and as to an additional 25% in each of the three years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2004, options to purchase 924,000 of such ordinary shares were outstanding and options to purchase 1,056,000 ordinary shares were available for future grants. 234,000 of the outstanding options have an exercise price of $0.85 per share. 20,000 of the outstanding options have an exercise price of $0.83 per share. 100,000 of the outstanding options have an exercise price of $0.75 per share. 266,000 of the outstanding options, have an exercise price of $0.68 per share and an additional 304,000 an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25% commencing the beginning of the second year after the grant and as to an additional 25% in each of the three years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of May 31, 2004, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Owned	Percent of Class

Altro Warenhandels GmbH (1)(2)(3)(4)(5)(6)(7)	3, 900,000	23.68%
Elbit Ltd.(8) Advanced Technology Center P.O. Box 539 Haifa, Israel	2,647,643	16.07%
The Israel Phoenix Assurance Co Ltd. (9)(10) Phoenix Building 53 Derech Hashalom Givatayim, 43454, Israel	1,275,510	7.63%
All directors and officers as a group (11)	4,494,652	26.8%

(1)	3,500,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro in the sum of $1,500,000.

(2)

On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred all of his shares in our company to Altro, an Austrian company, wholly owned by Mr. Nir Alon and a company controlled by members of the Alon family.

(3)

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

(4)

Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit granted an irrevocable proxy to Alon, according to which he was granted the right to vote such Proxy Shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to the Proxy Shares which Elbit would sell or transfer from time to time. The second closing did not take place.

(5)	Includes: (a) 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(6)

Under the Plan of Arrangement approved by the Haifa District Court in November 2003, Altro agreed to purchase 2 million of our ordinary shares for an aggregate purchase price of $700,000 which will be paid in up to five quarterly installments, the last of which is to be paid by November 2004. Pursuant to the arrangement, Altro to date has invested $490,000 pursuant to which we have issued 400,000 of our ordinary shares. For further discussion of Altro’s investment obligations, see Item 7 – “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”.

(7)	Since Mr. Nir Alon controls Altro, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro .

(8)

Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15. Following the merger, Elbit became a wholly owned subsidiary of Elron. Elron’s major shareholder is Discount Investment Corporation (“Discount”), which holds 38.5% of Elron’s share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority on Elron’s board of directors.

(9)	Includes warrants to purchase 255,102 of our ordinary shares exercisable within 60 days of June 30, 2004.

(10)

Mayers Cars and Trucks Co. Ltd. holds approximately 58% of the voting rights in The Israel Phoenix Assurance Co. Ltd.. The shares of Mayers Cars and Trucks Co. Ltd. are held by Ya’kov Shahar, Nili Shahar and Yisrael Kez. There is a voting agreement between these shareholders.

(11)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

As of May 31, 2004, there were a total of 56holders of record of our ordinary shares, of which 20 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 27.3% of our outstanding ordinary shares.

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

In March 2001, Elbit and Nir Alon entered into a Shareholders Agreement in which Elbit and Nir Alon agreed to vote their shares at meetings of our shareholders for the appointment of four members of our board nominated by Nir Alon (including the appointment of Nir Alon as chairman of our board), one member of our board nominated by Elbit (for as long as Elbit holds at least 7.5% of our outstanding share capital), a second member of the board nominated by Elbit in the event that the second closing did not take place, and Yossi Barath for as long as he was entitled to be appointed director pursuant to the Formation Agreement.

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

B. Related Party Transactions

We have entered into a number of material agreements with Nir Alon and Altro.

On February 7, 2001, Mr. Nir Alon, CEO of Altro, purchased 1,500,000 of our ordinary shares for $1.5 million, constituting the first tranche of an investment for the purchase of 3 million of our ordinary shares for $3 million. Concurrently with that investment, Mr. Alon purchased 2 million shares from our former major shareholder Elbit, for a purchase price of $2 million, which was the first tranche of his investment for the purchase of 3.5 million of our shares from Elbit. Mr. Alon’s commitment to make his second investment in our company and to purchase the second tranche of shares from Elbit was subject to the fulfillment of certain conditions, which were not satisfied. Nevertheless, in March 2002, Altro agreed to complete the second investment in our company (although no similar commitment was made to purchase the additional shares from Elbit). In August 2002, Mr. Alon transferred all 3.5 million of his shares in our company to Altro, which became our major shareholder.

Pursuant to an amendment to a Share Purchase Agreement with us, dated March 18, 2002, we agreed to permit Altro to complete Mr. Alon’s commitment to the second stage of the investment for the purchase of the remaining 1,500,000 ordinary shares from us, which was to be paid in nine monthly installments commencing March 31, 2002. In May 2002, our audit committee and board of directors agreed to delay the first four installments, until no later than June 30, 2002 when these installments were to be paid together including payment of interest for such delayed payments. This investment was not completed, but was replaced by the Plan of Arrangement. Additionally, in March 2002 we entered into an additional share purchase agreement with Altro, which was subject to the receipt of shareholder approval, in which Altro agreed to purchase an additional 1,500,000 of our ordinary shares in March 2004 at a price per share to be determined upon our fulfillment of certain financial milestones. This agreement was never approved by our shareholders and was replaced by the Plan of Arrangement. The discussion regarding the Plan of Arrangement is incorporated herein by reference to Item 7, “Related Party Transactions -- Plan of Arrangement and Warrant Distribution”.

Plan of Arrangement and Warrant Distribution

Our audit committee and board of directors approved the Plan of Arrangement with Altro that was approved by a special majority of out shareholders in October 2003, and subsequently by the Haifa District Court in November 2003, whereby Altro’s prior commitments to invest are to be cancelled subject to Altro’s fulfillment of new investment terms and a warrant distribution to our shareholders. According to the Plan of Arrangement, Altro will invest $700,000 in EVS for the purchase of 2 million of our ordinary shares, payable in up to five quarterly installments, the last of which is to be paid by November 2004. Following this, Altro is expected to hold approximately 31.71% of our outstanding shares. As of June 1, 2004, we had received the first three installments amounting to an aggregate payment of $490,000, and have therefore issued 400,000 of our ordinary shares under the Plan of Arrangement.

Pursuant to the Plan of Arrangement, we are distributing to most of our shareholders warrants to purchase 4,183,950 of our ordinary shares on a pro rata basis (or the Warrant Distribution). Each warrant will be exercisable at a price of $0.35 per share and exercisable for four years from the date of registration thereof. The warrants will be distributed to all persons who are the registered holders of our ordinary shares on the Record Date (Record Holders), with the exception of certain shareholders. The shareholders which will be excluded from the Warrant Distribution are as follows: Altro, our controlling shareholder, Cornell, Newbridge and those investors which participated in our December 2003 and January 2004 Private Placement Investments (other than Meitav Capital (2002) Ltd., with respect to 241,714 of our ordinary shares which it holds having exercised, prior to the Record Date, a warrant that it received for its financial services in connection with such investments). All of these shareholders, or collectively, the Excluded Shareholders, have agreed that they shall not be distributed warrants pursuant to the Warrant Distribution. This Plan of Arrangement was approved by our shareholders on October 13, 2003 and by the Haifa District Court on November 19, 2003.

As of May 31, 2004, Altro owned 23.68% of our outstanding ordinary shares and Elbit owned 16.07 % of our outstanding ordinary shares. Following Altro’s investments, Altro is expected to hold approximately 30.43%. However, in the event that all the warrants distributed to our shareholders are exercised pursuant to the Plan of Arrangement, Altro and Nir Alon will beneficially hold 24.71% of our outstanding ordinary shares.

We maintain a number of material relationships with Elbit.

Formation. We commenced independent commercial operations on January 1, 1994, pursuant to the Formation Agreement. Prior to such date, we operated as a division of Elbit. Pursuant to the Formation Agreement, Elbit retained approximately 78.1% of the then outstanding ordinary shares and certain key employees. In addition, one of our consultants was issued a number of shares in the aggregate equal to approximately 21.9% of the then outstanding ordinary shares pursuant to the 1993 Share Purchase Plan.

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

Royalty Payments.  Until June 30, 2001, Elbit had an obligation to pay royalties to Dr. Ilan Tamches, the Chief Scientist of Elbit and the original developer of certain elements of the Elbit Technology. Through June 30, 1996, these royalties were paid directly by Elbit and were reflected as royalty expenses in our financial statements. We agreed to pay Elbit all amounts payable pursuant to Elbit’s obligations to Dr. Tamches, which relate to our use of the Elbit Technology. Upon the closing of our initial public offering, we issued 94,624 ordinary shares for nominal consideration to Dr. Tamches in connection with his agreement to reduce the royalty rate payable to him. Elbit agreed that it will not take any action that reduces the proportion of Dr. Tamches’ share holdings in us, other than the issuance of shares to the public, to a strategic partner or for capital raising transactions. We believe that this agreement does not prohibit us from consummating a merger or an acquisition of a business, product or technology or issuing shares to employees or directors other than Messrs. Barath and Avni pursuant to the 1996 Share Option Plan and the 2000 Share Option Plan. However, in the event that we issue employee share options to Mr. Avni, we will issue a number of options to Dr. Tamches such that issuances to Mr. Avni will not dilute Dr. Tamches’ holdings in EVS. From the date of our initial public offering through June 30, 2001, the royalties that we paid for the Elbit Technology were not less than $300,000 and not more than $500,000 per year based on the annual amount of cash receipts from sales of products in the textile, food and automotive industries. This royalty rate was payable for five years from the date of the consummation of our initial public offering (i.e. July 12, 2001) and was subject to adjustment after such date. We owed Elbit approximately $500,000 for these royalty payments, of which $367,000 is still outstanding and shall be paid off in installments. In May 2002, we entered into an agreement with Elbit and Dr. Tamches, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the certain other technology to us. See Item 10, “Additional Information -- Material Contracts”.

C. Interests of Experts and Counsel.  Not Applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F1-F30.

Export Sales
In 2003, 100% of our sales, amounting to $6,328,000, were exported outside of Israel.

Litigation

Other than the claims described below, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

          Lemelson Patent Infringement Claim

Between May 2000 and February 2001, we were informed by three of our customers that they were named as three out of the 76 defendants in a patent infringement claim brought by the Lemelson Medical, Education & Research Foundation, Limited Partnership in the United States District Court in Arizona. The Lemelson Foundation alleged that these defendants are using various imaging techniques that infringe on a patent duly assigned to the Lemelson Foundation.

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

          Panoptes Litigation

In November 2002, we filed an application for a permanent injunction against Panoptes Ltd. with the Haifa District Court, in Israel, requiring it to cease all production and marketing of its current products. We also claimed damages from Panoptes in the sum of at least approximately $500,000. The claim which was also brought against Mr. Hillel Avni, the CEO of Panoptes and our former founder, is based on the fact that Panoptes, which was established by Mr. Hillel Avni, is marketing products which unlawfully incorporate our technology and has recruited several of our former employees who were engaged in the development and marketing of these products. In our claim we also requested that the court order a permanent injunction preventing Panoptes from making any use of our technology. Panoptes filed a counter-claim in December 2002, claiming that we had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement with Panoptes for the purchase of $4 million of Panoptes’ products. In its judgment dated June 3, 2004, the Haifa District Court, rejected the counter-claim by Panoptes and ordered Panoptes to pay us damages.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise is taxable at regular rates of 36%. See Note 9 to our Consolidated Financial Statements and Item 10, “Additional Information -- Taxation.”

B. Significant Changes

Other than the resolution of the Panoptes litigation described above, and the Private Placement Investments, the Yuravision Acquisition, the Standby Equity Distribution Agreement, all described in Item 10, “Additional Information -- Material Contracts” below, no significant changes have occurred since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details and C. Markets

Market and Share Price History

          In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time, our ordinary shares were quoted on the NASDAQ National Market. Our ordinary shares were quoted on the NASDAQ National Market from July 1996. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market. From that time our shares traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003 our ordinary shares were delisted from the SmallCap Market and following a seven business day period in which the shares were traded on the Pink Sheets (as a result of an error by the NASDAQ Listings Qualifications Panel), our ordinary shares were listed on the Over-the-Counter Bulletin Board from November 28, 2003. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 4, “Information on the Company -- History and Development of the Company”. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High	Low

May 2004	1.32	1.00

April 2004	1.4	1.07

March 2004	1.4	1.24

February 2004	1.5	1.25

January 2004	1.6	0.9

December 2003	1.25	0.73

First quarter 2004	1.60	0.90

Fourth quarter 2003	1.86	0.28

Third quarter 2003	0.47	0.2

Second quarter 2003	0.29	0.2

First quarter 2003 (5)	0.23	0.08

Fourth quarter 2002	0.25	0.10

Third quarter 2002	0.36	0.11

Second quarter 2002 (3)	0.52	0.16

First quarter 2002 (2)	0.77	0.35

Year ended 2003 (5)	1.86	0.11

Year ended 2002 (4)	0.77	0.10

Year ended 2001 (3)	0.88	0.23

Year ended 2000 (2)	3.56	0.12

Year ended 1999 (1)	$2.63	$1.28

(1) Traded on the NASDAQ National Market throughout the period.
(2) Traded on the NASDAQ National Market until December 29, 2000, and subsequently on the Over-the-Counter Bulletin Board.
(3) Traded on the Over-the-Counter Bulletin Board until June 21, 2001, and subsequently on the NASDAQ SmallCap Market.
(4) Traded on the NASDAQ SmallCap Market throughout the period.
(5) Traded on the NASDAQ SmallCap Market until November 19, 2003, and subsequently on the Over-the-Counter Bulletin Board.

B. Plan of Distribution.  Not Applicable

D. Selling Shareholders.  Not Applicable

E. Dilution.  Not Applicable

F. Expenses of the Issue.  Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

A. Share Capital.  Not Applicable

B. Memorandum Articles of Association

In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law. Since our articles of association were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our articles of association are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law. Similarly, in all places where our articles of association refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the articles of association shall be understood to be referring to the relevant section of the Companies Law.

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

Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles of association may be amended by a resolution carried at a general meeting by 75% of those whose vote is required. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our articles of association require that we hold our annual general meeting of shareholders each year no later than 15 months from the previous annual meeting, at a time and place determined by the board of directors, upon service of at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
•	approval of acts and transactions requiring general meeting approval under the Israel Companies Law;
•	increase or reduction of our authorized share capital;
•	any merger as provided in Section 320 of the Israel Companies Law;
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

Our articles of association provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the fulfillment of our objectives. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

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

Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

C. Material Contracts

Share Purchase Agreement with Nir Alon.  On March 29, 2001, we entered into a Share Purchase Agreement with Nir Alon. This agreement and the amendments thereto are incorporated herein by reference to the discussion under the caption “Related Party Transactions” in Item 7 herein above, to Exhibits 4.4 and 4.5 of this annual report and to Note 8A to our consolidated financial statements included in this annual report.

Registration Rights Agreement.  Concurrent with the Share Purchase Agreement described above, we entered into a Registration Rights Agreement with Nir Alon on March 29, 2001. Pursuant to this agreement, we granted Nir Alon certain registration rights with respect to the ordinary shares of our company that he owned. Pursuant to the agreement Nir Alon was granted one demand registration right pursuant to which he may demand that we file a registration under the Securities Act of 1933, as amended for an amount of securities having an aggregate price to the public of at least $1,000,000, subject to certain specified limitations. We also granted Nir Alon certain piggy-back registration rights in the event that we file any registration statement under the Securities Act for purposes of effecting an initial public or secondary offering of our securities to the public. According to the agreement, in the event that we file a registration on Form F-3, Nir Alon will be notified of such registration and will be able to participate in such registration subject to certain limitations. Discussions of this agreement are incorporated by reference to Exhibit 4.7 to this annual report.

Additional Investment Agreement with Altro. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Related Party Transactions -- Plan of Arrangement and Warrant Distribution” in Item 7 of this Annual Report.

Amendment to the License Agreement.  In May 2002, we entered into an agreement with our former principal shareholder, Elbit and Dr. Ilan Tamches, which amended the license agreement existing between us and Elbit and dated June 12, 1996, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the Elbit Modified Technology to us. As a result of this amendment, Dr. Tamches has granted us a non-exclusive rights to the Elbit Technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license such elements of our technology to any third party, which competes with I-TEX systems. Pursuant to the amendment we have agreed to pay Dr. Tamches a biannual royalty equal to the lesser of (i) 0.9375% of all amounts actually received by us in the immediately preceding six months plus Value Added Tax; or (ii) 1.5% of such part of the amounts actually received by us generated from the sales of the I-TEX systems in the immediately preceding six months plus Value Added Tax. Discussions of this agreement are incorporated herein by reference to Exhibit 4.3 to this annual report.

Private Placement Investments.  Pursuant to a series of private placement transactions with a group of investors, or the Investors, in December 2003 and January 2004, we issued an aggregate of (i) 5,099,911 of our ordinary shares for an aggregate purchase price of $3,927,123, (ii) warrants to purchase 241,800 and 943,825 of our ordinary shares with an exercise price of $0.68, $0.85 per ordinary share, respectively, which are exercisable for two years from December 31, 2003; and (iii) warrants to purchase 100,816 and 382,653 of our ordinary shares with an exercise price of, $0.98 and $1.4 per ordinary share, respectively and which are exercisable for two years from January 31, 2004. One of the Investors, Meitav Capital (2002) Ltd., or Meitav, recently exercised 241,714 warrants for a purchase price of $ 190,080 (156,000 warrants exercised at $0.68 and 85,714 warrants exercised at $0.98).

Yuravision Acquisition. In June 2004, we completed an investment in Yuravision Co. Ltd. and a series of purchase agreements with certain of its shareholders, increasing our holdings in Yuravision to approximately 51.11%. Yuravision is a South Korean developer of visual inspection systems for the microelectronics and display industries. The acquisition of a controlling stake in Yuravision is intended to facilitate our efforts to penetrate the Flat Panel Display (FPD) and display technology markets. We anticipate that we will continue acquiring shares in Yuravision with the goal of increasing our interest to 100% over the next twelve months, though we have no agreement to do so. For more information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Business” and Item 4, “Information on the Company -- History and Development of the Company”.

          Standby Equity Distribution Agreement.  On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10,000,000 over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,555,555 of our ordinary shares based on the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement, which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage.

As part of the transaction with Cornell we also retained the services of Newbridge Securities Corporation, or Newbridge, a registered, unaffiliated broker-dealer as a placement agent and to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. Newbridge intends to sell up to 7,812 of our ordinary shares issued to it as a placement fee.

D. Exchange Controls

The Government of Israel recently replaced the general prohibition under the Israel Currency Control Law. Pursuant to the new general permit, most transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date that the payment is made in U.S. Dollars. For further discussion with respect to such currency fluctuation, see Item 5, “Operating And Financial Review And Prospects --Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets.”

E. Taxation

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

General Corporate Tax Structure

In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income. According to a proposed amendment to Israeli tax law, the company tax rate may be reduced in the near future to 35%, and may be additionally reduced in subsequent tax years. However, as is in our case, the rate is further reduced for income derived from an Approved Enterprise, as set forth below.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (or the “Investment Law”).

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

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax at a maximum rate of 25% (rather than the ordinary rate of Company tax as stated above) for the “Benefit Period”. The Benefit Period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved, meaning a “Mixed Enterprise”, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises that sought approval in accordance with the applicable provisions of the Investment Law. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

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

It has been recently announced that significant changes in the Investment Law, including the tax benefits therein, can be expected in the near future. Nonetheless, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, any future changes in the Investment Law are likely to apply only to applications approved after such changes are legislated.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the “Research Law”, research and development programs approved by the Research Committee of the Office of the Chief Scientist, or the “Research Committee”, are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants of up to 50% of the project’s expenditure in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a Dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to Dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are deductible over a three-year period.

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

Taxation under Inflationary Conditions

Under the Income Tax Law (Inflationary Adjustments), 1985, or the “Inflationary Adjustments Law”, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli consumer price index. The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers. We are taxed under the Inflationary Adjustments Law.

Israeli Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount”. The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% l (reduced in certain cases to no tax for non-residents if calculated according to the exchange rate of the Dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax. Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be generally exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to any persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

Pursuant to the U.S.--Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.--Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S.--Israel Tax Treaty, or “Treaty U.S. Resident”, will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S.--Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

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

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2000, 2001, 2002 and 2003 (the regular rate of corporate tax being 36%). Four of our investment programs have received Approved Enterprise status under the Investment Law, pursuant to which we have elected to forego certain Israeli government grants in return for an “alternate package” of tax benefits. All of our income has been generated through our Approved Enterprise programs. The Benefit Period for our first investment program ends in 2003. The Benefit Period for our second investment program ends in 2004. The Benefit Period for our third investment program ends in 2006. The Benefit Period for our forth investment program will commence in the year in which we first generate taxable income and will continue for a period of ten years. Our first three investment programs have been ratified by the Israeli Investment Center. The tax incentives that we receive from the fourth program or that we receive from future investment programs in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. The tax incentives that we receive from the third and fourth programs or that we receive from future investment programs in accordance with the Investment Law remain subject to final determination by the Israel Tax Authority, such determination being conditional upon fulfillment of all terms of the approved program. In the event we distribute to our shareholders a cash dividend from tax-exempt income attributable to one or more of our Approved Enterprises, we would incur a company tax liability of 25% of the earnings so distributed (the amount of the distribution being deemed to include the tax thereon). Such a dividend would additionally be liable to 15% withholding tax.

Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $3,000, $6,000, $6,000 and $38,000, outside of Israel in 2003, 2002, 2001 and 2000, respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.
We received final tax assessments for the years since our incorporation ending and including December 31, 1999. Our subsidiaries have not received final tax assessments since their respective incorporations.

F. Dividends and Paying Agents.  Not Applicable

G. Statement by Experts.  Not Applicable

H. Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

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

I. Subsidiary Information.  Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and investment portfolio and to our liabilities.

Interest Rate Risk on Investments.  We maintain a strict, conservative investment policy, which ensures the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. According to this policy, we invest in bank deposits and in high-level marketable securities. Our cash and cash equivalent as of December 31, 2003, consisted primarily of demand deposits. A material change in yields of the securities in which we invest, and in our liquidity requirements before the maturity of our investments, may have an effect on our financial results and cash flow. However, due to the nature of our cash and cash equivalents and short-term investments, we have concluded that we do not have material market risk exposure.

Interest Rate Risk on Liabilities.  As of December 31, 2003 we had liabilities in the amount of $1,006,000. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $100,000. The increase in interest rates in 2003 did not result in any material change to our liabilities. As of December 31, 2003 we had accounts payable in the amount of $651,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end interest rates. Assuming such increase in the interest rates, the fair value of our accounts payable would increase by $61,000. The increase in interest rates in 2003 did not result in any material change to our accounts payable. Our accounts receivable are held in foreign currencies and are not linked to any interest rates. Consequently, the decrease in interest rates in 2003 did not result in any change to our accounts payable. As of December 31, 2003 we did not have any hedging transactions that mitigate interest rate fluctuations.

Foreign Currency Exchange and Inflation Risk

Since the majority of our revenues are paid in or linked to U.S. Dollars and Euro, we believe that a result of inflation and fluctuations in the NIS/Dollar and the Euro/ Dollar exchange rate might be a material effect on our revenues. Both inflation in Israel , and fluctuations in the NIS/Dollar and the Euro/Dollar exchange rate, have some influence on our expenses and thus on our net income. The cost of our operations in Israel, as expressed in Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset, on a lagging basis, by a devaluation of the NIS in relation to the Dollar.

Costs not effectively denominated in U.S. Dollars are translated to U.S. Dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions, and a decrease in the value of that currency relative to the Dollar will decrease the Dollar reporting value for those transactions. This effect on the Dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. Due to the instability of the foreign currency markets, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in U.S. Dollars and currencies other than NIS, and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. For more information, see the discussion regarding inflation in Item 3, “Key Information -- Risk Factors -- General Risks” and Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets”

As of December 31, 2003, we had no cash or cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto (out of $1,789,000 cash and cash equivalents that we had in total) though we have a credit facility in NIS, consequently we had no market risk resulting from any increase in the year-end NIS/Dollar and the Euro/Dollar exchange rate.

Furthermore, as of December 31, 2003, we had no accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto and consequently we were not exposed to any market risk resulting from any increase in the year-end NIS/Dollar and the Euro/Dollar exchange rate.

However, as of December 31, 2003, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $438,964. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $43,894.

Equity Price Risk

As of December 31, 2003, we did not have any marketable securities recorded at a fair value.

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

ITEM 16.	[RESERVED]

ITEM 16A	Audit Committee Financial Expert

                     Our board of directors has determined that Mr. Zahi Dekel is our audit committee financial expert.

ITEM 16B	Code of Ethics

                     Our board of directors has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. We undertake to provide any person with a copy of our code of ethics upon request.

ITEM 16C	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Ernst and Young for the audit of our consolidated annual financial statements for the year ended December 31, 2002 and PWC for the year ended 31, December 2003.

	2003		2002
	$ 000	Percentage	$ 000	Percentage
Audit Fees(1)	52	73.6%	45.3	78.7%
Audit-Related Fees	-	-	-	-
Tax Fees(2)	7	9.9%	8	13.9
All Other Fees(3)	11.6	16.5%	4.3	7.4
Total	70.6	100%	57.6	100%

(1)

“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by PWC. Any services provided by PWC that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D	Exemptions from the Listing and Standards of Audit Committees

                      Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          The discussion relating to the purchase of our securities by Altro is incorporated herein by reference to Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions”.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

          See pages F-1 to F-30.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Amendment No.1 to License Agreement of June 12, 1996 between Elbit Ltd., Elbit Vision Systems Ltd., and Dr. Ilan Tamches, dated May 12, 2002.(4)

4.4	Share Purchase Agreement dated February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH(3)

4.5	Amendment to the Share Purchase Agreement of February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH, dated March 18, 2002(4)

4.6	Share Purchase Agreement dated March 18, 2002, between Elbit Vision Systems Ltd. and Altro Warenhandels GmbH(4)

4.7	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

4.8	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and STIC Angel Investment Partnership No. IV(5)

4.9	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Yuravision Co. Ltd.(5)

4.10	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and Kuen Yu Liu(5)

4.11	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Professor Whoi Yul Kim and Hoe Choon Kim(5)

4.12	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.(6)

4.13	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd.(6)

4.14	Registration Rights Agreement, dated March 30, 2004 between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.(6)

8.1	List of subsidiaries

10.1	Consent of Luboshitz Kasierer.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(2)	English translation or summary from Hebrew original.
(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.
(5)	Incorporated by reference from our Report of Foreign Issuer on Form 6-K, File No. for the month of June, filed with the Commission on June 8, 2004.
(6)	Incorporated by reference from our Registration Statement on Form F-2, File No. 333-11095, filed with the Commission on May 3, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Yoqneam, State of Israel, on this 29th day of June 2004.

ELBIT VISION SYSTEMS LTD.

By:	/S/ ZAMI ABERMAN

Zami Aberman Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)

2003 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) 1 Nathanson Street Haifa 33034 Israel Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ELBIT VISION SYSTEMS LTD.

We have audited the consolidated balance sheet of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Haifa, Israel	Kesselman & Kesselman
March 21, 2004	Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31

	Note	2003	2002

		U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		1,789	1,485
Restricted deposit	11a	537
Accounts receivable:	12a
Trade		1,021	652
Other		620	413
Inventories	2	3,139	3,211

T o t a l current assets		7,106	5,761

INVESTMENTS AND LONG-TERM RECEIVABLES:
Funds in respect of employee rights upon retirement	5	622	431
Other long-term receivables	3	99	103

		721	534

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	4	414	533

T o t a l assets		8,241	6,828

(Chairman of the Board of Directors)

(President, Chief Executive Officer)

		December 31

	Note	2003	2002

		U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Credit from banks	12c	1,006
Current maturities of loan from shareholder	6	160	438
Accounts payable and accruals:
Trade		651	612
Deferred revenues	1h	355	1,310
Other	12b	2,427	2,291

T o t a l current liabilities		4,599	4,651

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	5	979	751
Loan from shareholder – net of current maturities	6	287

T o t a l long-term liabilities		1,266	751

COMMITMENTS AND CONTINGENT LIABILITIES	7

T o t a l liabilities		5,865	5,402

SHAREHOLDERS’ EQUITY:	8
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”);
Authorized - 20,000,000 Ordinary Shares as of December 31, 2003 and 2002
Issued and outstanding:
December 31, 2003 – 13,006,466 Ordinary shares;
December 31, 2002 – 10,166,667 Ordinary shares		1,856	1,208
Receipts on account of shares to be allotted		140
Warrants		267
Additional paid-in capital		18,662	17,785
Accumulated deficit		(18,549)	(17,567)

T o t a l shareholders’ equity		2,376	1,426

T o t a l liabilities and shareholders’ equity		8,241	6,828

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	2003	2002	2001

		U.S. dollars in thousands (except per share data)

REVENUES:	12d
Sale of products		4,043	4,773	6,859
Services rendered		2,285	2,455	2,444

		6,328	7,228	9,303

COST OF REVENUES:	12e
Cost of products sold		2,294	2,723	4,973
Cost of services rendered		1,454	1,937	1,830

		3,748	4,660	6,803

GROSS PROFIT		2,580	2,568	2,500
RESEARCH AND DEVELOPMENT COSTS - net	12f	1,431	1,340	1,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		1,598	1,545	1,625
General and administrative		637	1,404	886

OPERATING LOSS		(1,086)	(1,721)	(1,416)
FINANCIAL INCOME - net	12g	60	34	89
OTHER INCOME		47	9	20

LOSS BEFORE TAXES ON INCOME		(979)	(1,678)	(1,307)
TAXES ON INCOME	9e	3	6	6

LOSS FOR THE YEAR		(982)	(1,684)	(1,313)

LOSS PER SHARE – BASIC AND DILUTED	1o	(0.10)	(0.17)	(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE – BASIC AND DILUTED (IN THOUSANDS)
		10,175	10,167	9,817

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Receipts on account of shares to be allotted	Warrants (see note 8a3))	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

	Number of shares	Amount

	In thousands		U.S. dollars in thousands

BALANCE AT JANUARY 1, 2001	8,667	852			16,728	(14,570)	3,010
CHANGES DURING 2001:
Loss						(1,313)	(1,313)
Issuance of share capital (note 8a)	1,500	356			*1,057		1,413

BALANCE AT DECEMBER 31, 2001	10,167	1,208			17,785	(15,883)	3,110

CHANGES DURING 2002 -
loss						(1,684)	(1,684)

BALANCE AT DECEMBER 31, 2002	10,167	1,208			17,785	(17,567)	1,426

CHANGES DURING 2003:
Loss						(982)	(982)
Issuance of share capital and warrants (note 8a)	2,769	633		*267	*865		1,765
Employee stock options exercised and paid	70	15			12		27

Receipts on account of shares to be allotted (note 8a)			140				140

BALANCE AT DECEMBER 31, 2003	13,006	1,856	140	267	18,662	(18,549)	2,376

               * Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	(982)	(1,684)	(1,313)
Adjustments to reconcile loss to net cash provided by or used in operating activities:
Depreciation and amortization	238	256	312
Trading marketable securities - net		812	(812)
Liability for employee rights upon retirement	228	155	(6)
Capital loss (gain) from disposal of property and equipment	(6)	4	(13)
Exchange differences on long-term receivables		2	15
Accrued interest on loan from related party	9	12
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(342)	516	372
Other	(207)	(111)	240
Increase (decrease) in accounts payable and accruals:
Trade	39	(339)	(354)
Deferred revenues	(955)	(701)	(504)
Other	136	46	(57)
Decrease in inventories	72	940	854

Net cash used in operating activities	(1,770)	(92)	(1,266)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(156)	(49)	(56)
Collection of long-term receivables	43	24
Investment in long-term deposits	(5)	(8)	(13)
Investment in restricted deposit	(537)
Proceeds from disposal of property and equipment	43	1	63
Long-term loan granted	(61)
Funds in respect of employee rights upon retirement	(191)	(5)	(17)

Net cash used in investing activities	(864)	(37)	(23)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants -net of issuance costs	1,765		1,413
Short-term credit from bank – net	1,006		(73)
Proceeds from exercise of options	27
Receipts on account of shares to be allotted	140
Discharge of loan from related party			(100)

Net cash provided by financing activities	2,938	-,-	1,240

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	304	(129)	(49)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,485	1,614	1,663

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	1,789	1,485	1,614

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year for:
Interest paid	20	-,-	1

Income taxes paid – net	16	15	23

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, applied on a consistent basis are as follows:

a.	General:

	1)	Nature of operations

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries, is principally engaged in the design, development, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

	2)	Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

	3)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

	4)	Functional currency:

(a) The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”).

Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar.  Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar.  In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company’s wholly-owned non-Israeli subsidiaries.  Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions and other items (stated below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates.  The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	(b)	The exchange rate of the U.S. dollar at December 31, 2003 was NIS 4.379 (December 31, 2002 – NIS 4.737, December 31, 2001 – NIS 4.416).

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside of the Company and its subsidiaries, have also been eliminated.

c.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from the date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2003 and 2002, the Company held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European and U.S. banks.  The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:
Raw materials and spare parts - on moving average basis.
Product in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

f.	Property and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%

	Machinery and equipment	10-33 (mainly 33%)
	Office furniture and equipment	6-10
	Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted FAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective January 1, 2002.  FAS 144 requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

h.	Revenue recognition:

	1)	Sale of products

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Company’s price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.  In case that Company’s agreement with the customer includes an “acceptance” clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer.  In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype the system’s performance.  In case that the systems performance meets the customer’s requirements, he purchases the system at the end of the trial period.  The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

The Company does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

The Company grants its customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months.  Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the abovementioned period.

	2)	Services rendered

Service revenue in respect of the Company’s products is recognized ratably over the contractual period, or as services are performed.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Research and development

Research and development expenses are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

j.	Shipping and handling costs

Shipping and handling costs, which amounted to $110,000, $58,000 and $57,000 for the years ended December 31, 2003, 2002 and 2001, respectively, are included in selling expenses.

k.	Advertising expenses

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were $45,000, $18,000 and $2,000, respectively.

l.	Comprehensive income

The Company has no comprehensive income components other than net loss.

m.	Deferred income taxes:

1)

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws.  Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period.  Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

2)

Taxes, which would apply in the event of disposal of investments in non-Israeli subsidiaries, have not been taken into account in the computation of deferred taxes, as it is the Company’s intention to hold these investments, not to realize them.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Stock-based compensation

1)

The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

	2)	The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, to its stock-based employee compensation:

	Year ended December 31

	2003	2002	2001

	$ in thousands (except per share data)

Loss as reported	982	1,684	1,313
Add - stock-based employee compensation expense determined under fair value method	145	270	130

Pro forma loss	1,127	1,954	1,443

Loss per share:
Basic and diluted - as reported	$0.10	$0.17	$0.13

Basic and diluted - pro forma	$0.11	$0.19	$0.15

As to information about the stock option plans and assumptions used in calculating the pro forma information, see note 8b.

o.	Loss per share (“LPS”)

Basic LPS is computed based on the weighted average number of shares outstanding during each year.  All stock options and warrants were not reflected in diluted LPS for all periods presented, because the effect of such options and warrants is antidilutive.  Total common stock equivalents, related to options and warrants outstanding is 2,592,000, 2,000,000 and 1,509,000 shares for the years 2003, 2002 and 2001, respectively.

p.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Recently issued accounting pronouncements:

1)

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities  (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective date.  Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46.  This partial deferral established the effective date for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity.  In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company currently has no variable interests in any VIE.  Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have a material impact on its financial position, results of operations and cash flows.

	2)	FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendement of FASB Statements No. 87,88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”).  This Statement revises employer’s disclosures about pension plans and other postretirement benefit plans.  It does not change the measurement or recognition of those plans.  The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosures provisions are effective for 2003 calendar year-end fiancial statements, and accordingly have been applied by the Company in these consolidated financial statements.

The remaining provisions of FAS 132 (revised 2003), which have a later effective date, are currently being evaluated by the Company.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVENTORIES:

	December 31

	2003	2002

	$ in thousands

Raw materials*	744	591
Spare parts	786	741
Work in process	556	865
Finished products**	1,053	1,014

	3,139	3,211

*	In the year ended December 31, 2001, the Company recorded a writedown in the amount of $ 220 thousands (2002 and 2003 – nil).
**	Mainly systems in trial by customers (see note 1h1)).

NOTE 3 – OTHER LONG-TERM RECEIVABLES

	December 31

	2003	2002

	$ in thousands

Deposits on leased vehicle (see also note 7a2)(b)	26	21
Loan to employees (see also note 7b1))(1)	12	55
Loan to other(2)	61
Non-current trade receivable		27

	99	103

(1)	The loans are mainly denominated in NIS and linked to the Israeli CPI.

(2)

Representing a loan to a company; the loan is convertible into 8% of this company’s share capital.  The loan is denominated in dollars, with no interest.  The Company can convert the loan into share capital after December 31, 2003.  The Company has not yet resolved whether to convert the loan or not.

NOTE 4 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2003	2002

	$ in thousands

Machinery and equipment	1,762	1,729
Leasehold improvements	452	440
Office furniture and equipment	399	416
Vehicles	43	37

	2,656	2,622

Less - accumulated depreciation and amortization	2,242	2,089

	414	533

b.	Depreciation and amortization expenses totaled $ 238,000, $ 256,000 and $ 312,000, in the years ended December 31, 2003, 2002 and 2001, respectively.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.  The severance pay liability of the Company to its Israeli employees is based upon the number of years of service and the latest monthly salary.  The liability is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies.  Under labor agreements, these deposits and insurance policies are in the employees’ names and are, subject to certain limitations, the property of the employees.

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Dutch subsidiary in accordance with labor agreements in force and based on salary components, which, in management’s opinion, create entitlement to severance pay.  The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

c.

Severance pay and defined contribution plan expenses were $160,000, $176,000 and $195,000 in the years ended December 31, 2003, 2002 and 2001, respectively.  The earnings on the amounts funded were $54,000 for the year ended December 31, 2003.

d.	The Company expects to contribute in 2004 $185,000 to the insurance companies and provident fund, in respect of its severance pay obligation.

NOTE 6 – LOAN FROM SHAREHOLDER:

During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit of $400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.

The loan is repayable in quarterly installments of $40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment, exceeds $50,000.

No scheduled payments were made in 2003.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

	1)	Royalty commitments:

(a)

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants.  At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 - with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $213,000, $108,000 and $264,000 in the years ended December 31, 2003, 2002 and 2001, respectively, and are included in the statements of operations among cost of revenues.

(b)

The Company is committed to pay royalties to the Government of Israel in respect of marketing expenses in which the government participates by way of grants.  At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.  The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received.  No royalties were paid in the reported years to the Government of Israel.

The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2003 is $3,467,000 (see (a) and (b) above).

(c)

Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries.  The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit.

In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001; pursuant to the agreement the royalties will be paid directly to the developer, twice a year, at a rate of 0.9375%-1.5% of sales of certain products in the immediately preceding six months.

As a result of the amendment of the agreement, the Company recorded net royalty income of $64,000 in the year ended December 31, 2002.  The royalty expenses totaled $32,000 and $300,000 in the years ended December 31, 2003 and 2001, respectively, and are included in the statements of operations among cost of revenues.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	Lease commitments:

	(a)	The premises occupied by the Company and a certain subsidiary are rented under various operating lease agreements. The lease agreements for the premises expire in 2005.

Minimum lease commitments of the Company and the subsidiary under the above leases, at rates in effect on December 31, 2003, are as follows:

$ in thousands

Year ending December 31:
2004	175
2005	169
2006	29

373

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 150,000, $ 247,000 and $ 248,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

(b)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2004 – 2006 (with prior notice of cancellation clauses).
Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2003, are as follows:

$ in thousands

2004	202
2005	152
2006	49

403

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 38,000.  Equal to three-month lease payments.  The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2003, 2002 and 2001, amounted to $ 154,000, $ 204,000 and $ 221,000.

b.	Contingent liabilities:

1)

The Company guarantees  its employees’ bank loans. The loans are repayable through 2005.  In case of failure in repayment by the employee, the Company is liable to the bank for the loan.  The Company requires collateral to secure these guarantees.  The Company’s maximum exposure under these guarantees is $ 40 thousands.  This exposure is not indicative of the likelihood of the expected loss under the guarantee. As of December 31, 2003, the fair value of these guarantees was insignificant.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

	2)	Panoptes claim

In November 2002, the Company filed in the Haifa District Court an application for a permanent injunction against Panoptes Ltd. (“Panoptes”) to cease all production and marketing of its current products. The Company also claimed damages from Panoptes in the amount of at least NIS 2.6 million ($600,000). The claim was also brought against the CEO of Panoptes and former founder of the Company.  The claim states that Panoptes, which was established by the CEO of Panoptes and former founder of the Company, recruited several former company employees, and currently markets products which are unlawfully based on Company’s technology.

Panoptes filed a counter claim in December 2002, alleging that the Company had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement regarding Panoptes products as a result of bad faith. The claim was for a minimum of NIS 3 million ($700,000). Panoptes also filed a defense to the statement of claim of the Company.

On February 2, 2004, Panoptes filed an application with the Haifa District Court to have the part of the Company’s claim relating to intellectual property infringement summarily dismissed.  The pre-trial hearing which had been scheduled for February 3, 2004 was abandoned.  Currently the parties are negotiating a compromise whereby all of the claims with respect to one another will be dropped, with the exception of the NIS 2.6 million damages claim filed by the Company and the NIS 3 million damages claim filed by Panoptes.  Should the compromise be executed by the parties, they will remit the claims for financial damages to the District Court for a summary ruling.

Management is presently unable to predict the ultimate outcome of the above legal proceedings, including whether they will eventually result in a lawsuit against the Company. Accordingly, no provision in respect thereof has been recorded in the financial statements.

NOTE 8 - SHAREHOLDERS’ EQUITY:

a.	Authorized, issued and outstanding shares:

	1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.

2)

In March 2001, Mr. Alon, the Company’s chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00.  At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company’s financial results for 2001 met certain minimum thresholds.  In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter – Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002.  In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002.  This investment was not done by Altro.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

Under a plan of arrangement (hereafter – the arrangement) between the Company, its shareholders and Altro, approved by the Company’s shareholders in October 2003 and the District Court of Haifa in November 2003, the Company agreed to cancel Altro’s prior commitment to invest in the Company and replace it with new investment terms, and at the same time grant warrant to purchase shares to the other shareholders.  According to the plan of arrangement, Altro will purchase 2,000,000 of the Company’s ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004.  To date, Altro has paid the first two installments in the aggregate amount of $385,000 (through December 31, 2003, the Company received $140,000 [net of issuance costs amounting to $30,000] and additional $245,000 in 2004).

The shares are to be held by a trustee and will be released, pro rata (after Altro completes an investment in the amount of $460,000), as the payments are received by the Company.

Also, pursuant to the arrangement, the Company will distribute, without consideration, warrants to purchase approximately 4 million of its ordinary shares to all of its shareholders (other than Altro, Mr. Alon and a group of investors which purchased the Company’s shares in private placements which occurred in December 2003 and January 2004 (see 3) below and note 14a), as of a record date to be set, on a pro rata basis.  Each warrant will be exercisable for a period of four years following the grant date, at a price of $0.35 per share.  The fair value of the said warrants granted was $0.1.  The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest 1.91%, expected life – 2 years.
Completion of the transaction, including issuance of warrants and allotment of shares will take place in 2004.

3)

In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors.  Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 892,325 warrants.  Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $0.85; the warrants are exercisable for a period of 24 months from date of issuance.

Through December 31, 2003, the Company received $1,765,000 (net of issuance costs amounting to $118,000), in respect of 2,769,299 shares and 692,325 warrants, issued as above.  The amount received was recorded in Company’s shareholders’ equity as of December 31, 2003.

In January 2004, the Company received $511,360 (net of issuance costs amounting to $32,640), in respect of 800,000 shares and 200,000 warrants issued as above.

The said private investors participating in the issuance of shares and warrants as above, do not participate in the warrant distribution Arrangement mentioned in 2) above.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

As part of the issuance as above, the Company issued 293,300 warrants to consultants and providers of financial services.  The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.  Through December 31, 2003, the Company issued 245,300 warrants:  51,500 warrants have the same terms as the warrants issued to the investors as above, and 193,800 warrants are exercisable at a price of $0.68 per share, for a period of 24 months from date of issuance (In January 2004, the Company issued additional 48,000 warrants at the same terms).

The Company has divided the amount raised from issuance, as above, between shareholders’ equity components: share capital, additional paid-in capital and warrants.  The warrants granted to the said private investors were recorded in shareholders’ equity at their fair value.  Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component.  The weighted average fair value of warrants granted was $0.28.  The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions:  dividend yield – 0%, expected volatility  - 137%, risk free interest rate 1.31%, expected life - 1 year.

	4)	As to raising of additional capital in January 2004, see note 14a.

b.	Share option plans:

	1)	The plans:

(a)

In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries.  Each option can be exercised into one ordinary share of the Company.

The 1996 plans is valid for ten years and will expire February 2006, except for option awards outstanding on that date.
Under the 1996 Plan, options usually vest as follows: 50% - two years after the effective date of grant; 75% - after three years; and 100% - after four years.

		(b)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.
Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.
The 2000 Plan is valid for ten years and will expire on April 3, 2010, except for options outstanding on that date.
Through December 31, 2003, 70,450 options were exercised to purchase 70,450 shares. The proceeds from exercise amounted to $27 thousands.

		(c)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.
Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.
The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant.  All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

The 2000 and 2003 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.  Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable.  All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

On March 19, 2002, the Board of Directors approved an exchange program to give all the employees a choice to cancel stock options granted to them from May 7, 1997 through and including May 24, 2000 in exchange for an equal number of new options, in the future.  The new options will be granted no sooner than September 20, 2002, and the exercise price shall be the market value of the shares on the replacement grant date.  All employees who were offered the exchange program accepted the offer.  On September 20, 2002, in accordance with the decision of the Company’s Board of Directors, 88,500 options were granted to employees in connection with the exchange program.

As to options issued in 2004, to employees of acquired company, see note 14b.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

2)	Options granted to employees:

(a)

A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1

	2 0 0 3		2 0 0 2		2 0 0 1

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	2,413,486	0.76	1,447,835	1.11	979,085	1.54
Changes during the year:
Granted (1)	934,000	0.57	1,291,400	0.44	708,000	0.36
Exercised	(70,450)	0.39
Forfeited	(119,950)	0.57	(325,749)	1.04	(239,250)	0.64

Options outstanding at end of year	3,157,086	0.72	2,413,486	0.76	1,447,835	1.11

Options exercisable at year end	1,388,682	0.96	1,050,074	1.03	577,494	1.54

Weighted average fair value of options granted during the year (2)	0.24		0.22		0.32

(1)

Except for 500,000 options granted in 2003 (weighted average exercise price of 0.77 and fair value of $0.22) and 200,000 options, granted in 2002 (weighted average exercise price of $1 and fair value of $0.05), at the above market value exercise price.  All other grants were made at market value, or near market value exercise price, as follows:

	Number	Weighted average exercise price	Weighted average fair value

Year ended December 31:
2003	934,000	0.57	0.24

2002	1,291,400	0.44	0.22

2001	708,000	0.36	0.32

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31

	2003	2002	2001

Dividend yield	0%	0%	0%

Expected volatility	137%	132%	143%

Risk-free interest rate	1.9%	1.5%	2%

Expected life - in years	3.3	2.3	2.3

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2003:

Options outstanding			Options exercisable

Exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Number exercisable at December 31, 2003	Weighted average remaining contractual life

$		Years		Years

3.00	99,447	2.68	99,447	2.68
1.68	110,000	5.01	110,000	5.01
1.17	533,639	6.42	475,889	6.42
1.00	200,000	8.59	94,338	8.59
0.48	444,700	8.21	129,100	8.21
0.36	373,500	7.07	208,500	7.07
0.20	375,800	9.49	61,800	8.72
0.68	266,000	9.89	11,091	9.89
0.85	234,000	9.89	9,750	9.89
0.83	20,000	9.95
0.15	400,000	8.58	188,767	8.58
0.75	100,000	9.92

	3,157,086	8.04	1,388,682	6.9

c.	Dividends

In the event the Company declares cash dividends, such dividends will be paid in Israeli currency.  Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 9 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets the Company is entitled to various tax benefits.

The main tax benefits available to the Company are:

	1)	Reduced tax rates

Tax exemption during the period of benefits – 10 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

The Company has three approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, and 1997, respectively.

The period of benefits for the first approved enterprise expired in 2003.
The periods of benefits for the second and third approved enterprises will expire in 2004 and 2006, respectively.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.  The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

	2)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises.  In the event of failure to comply with these conditions the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israel CPI. The Company is taxed under this law.

As explained in note 1a(4), the financial statements are measured in dollars.  The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes.  Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

d.	Other applicable tax rates:

	1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the statutory corporate rate of 36%.

	2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.	Taxes on income

	1)	Loss (income) before taxes on income is composed as follows:

	2003	2002	2001

Domestic	763	1,763	1,534
Subsidiaries abroad	216	(85)	(227)

	979	1,678	1,307

2)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1) above), and the actual expense:

	Year ended December 31

	2003	2002	2001

Loss before taxes on income	(979)	(1,678)	(1,307)

Theoretical tax benefit on the above amount	(352)	(604)	(471)
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created (see f. below)	352	604	471
Other	3	6	6

Actual tax expense	3	(6)	6

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

f.	Deferred income taxes

The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2003, 2002, and 2001.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses.  The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in a1) above.  Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

g.	Carryforward tax losses

Carryforward tax losses aggregate approximately $16.5 million at December 31, 2003.

h.	Tax assessments

Final tax assessments have been received by the Company through the tax year 1999.

NOTE 10 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount.  The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 11 – LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	The Company has registered fixed charge on a bank deposits in favor of a certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks.
The bank deposits – amounting to $537 thousands – are linked to the dollar, and bear no interest. The bank deposits are for a period of one month.

b.	The Company has registered floating charges on all of its assets if favor of banks and lease companies.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31

	2003	2002

	$ in thousands

a. Accounts receivable

1) Trade – allowance for doubtful accounts:
Balance at beginning of year	1,527	898
Charged to general and administrative expenses	(310)	629

Balance at end of year	1,217	1,527

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	December 31

	2003	2002

	$ in thousands

2) Other:
Employees	57	25
Prepaid expenses	100	68
Israeli Government departments and agencies	346	230
Sundry	117	90

	620	413

b. Accounts payable and accruals - other:

Employees and employee institutions	241	482
Israeli Government departments and agencies	1,388	1,175
Provision for vacation and recreation pay	336	288
Commissions to agents	195	150
Accrued expenses and sundry	267	196

	2,427	2,291

c.	Credit from banks

Composed as follows:

		December 31

		2003
	% interest rate as of December 31, 2003
		$ in thousands

Unlinked credit from bank*	8.2	195
Short-term loans from banks*
Unlinked	8.2	683
Linked to the Euro	4.25	128

		1,006

*

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $537,000; to secure the credit facilities, the Company registered a fixed charge on certain bank deposits in favor of the said banks (see note 11a).  As of December 31, 2003, the Company fully utilized its credit facilities.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Revenues

	1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	2003	2002	2001

	$ in thousands

U.S.A.	2,531	3,278	5,267
Europe	2,893	3,253	2,894
Other (mainly Japan and China)	904	697	1,142

	6,328	7,228	9,303

2)	The following customers accounted for 10% or more of the Company’s sales:

	2003	2001

Customer A		21%
Customer B	17%

3)	The Company’s long-lived assets by geographic areas are as follows:

	2003	2002

	$ in thousands

Israel	340	514
U.S.A.	74	19

	414	533

e.	Cost of revenues:

	2003	2002	2001

	$ in thousands

Industrial operations:
Materials consumed	1,002	1,025	913
Payroll and related expenses	1,452	1,427	1,727
Subcontracted work	132	70	90
Depreciation	65	99	118
Other production expenses	582	1,153	1,528
Royalties	245	44	564
Decrease in inventories:
Finished products	(39)	462	1,297
Products in process	309	380	566

	3,748	4,660	6,803

f.	Research and development expenses – net:
Total expenses	1,827	1,490	1,531
L e s s – grants and participations, see note 7a1).	(396)	(150)	(126)

	1,431	1,340	1,405

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

g.	Financial income – net:

	2003	2002	2001

	$ in thousands

Income:
Interest:
In respect of bank deposits and securities	6	59	50
In respect of marketable securities		44	10
Exchange differences	19		5
Other	67	2	37

	92	105	102

Expenses:
Interest - in respect of liability to related party	9	12	13
Exchange differences		46
Other	23	13

	32	71	13

	60	34	89

NOTE 13 – RELATED PARTIES:

Income (expenses):
Royalties*			300

Financing expenses on long-term loan granted by shareholder**	9	12	13

* See note 7a1)(c).
** See note 6.

NOTE 14 – SUBSEQUENT EVENTS:

a.	In January 2004, the Company issued 1,530,612 shares at a price of $0.98 per share and 382,653 warrants for a total consideration of $1,500,000.

Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $1.40 per share.  The warrants are exercisable for a period of 24 months, commencing in the date of issuance.

As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services.  The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.

The said warrants are exercisable at a price of $0.98 per share for a period of 24 months from the date of issuance.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUBSEQUENT EVENTS (continued):

b.

As part of its strategy to expand into additional fields of visual inspection systems, on December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision Co. Ltd. (hereafter – Yuravision), a Korea-based company, which develops visual inspection software and systems for the microelectronics industry as well as flat panel display industries.  Under the term sheet all shares of Yuravision will be acquired in exchange for ordinary shares of the Company, in aggregate value of $1.5 million to be calculated using the average closing price of the Company’s ordinary shares for the whole of December 2003 ($0.96), and options to purchase an aggregate of 500,000 shares of the Company, at an exercise price of $0.75, which shall be vesting within two years following the closing of the agreement.  Consummation of the transaction is subject to completion of due diligence by the Company, execution of definitive documentation and other customary closing conditions.

c.

In March 2004, the Company entered into a standby equity distribution agreement with Cornell Capital Partnership (hereafter – Cornell).  Pursuant to this agreement the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $300,000 per put notice and up to an aggregate value of $10,000,000 over two years.  The price per share payable by Cornell will be determined based on the minimum price of Company’s shares during the five days period following Company’s put notice to Cornell to purchase Company’s shares.  Cornell will deduct 5% from the price payable for Company’s ordinary shares as a commitment fee.

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the registration statement on Form 20-F for the year ended December 31, 2003, of Elbit Vision Systems Ltd. (the “Company”) of our report dated June 25, 2003, with respect to the consolidated financial statements of the Company and subsidiaries as of December 31, 2002, and for the year then ended (the “Report”), which report is included in the Company’s Report on Form 6-K for the month of April 2004, filed with the Securities and Exchange Commission on April 2, 2004. We further consent to the incorporation by reference of our Report in the registration statements of the Company, (on Form F-3 No. 333-114153 and on Form S-8 No.333-12456), and related prospectuses.

/s/ LUBOSHITZ KASIERER
An Affiliate Member of Ernst & Young International

Tel-Aviv, Israel
June 28, 2004