Form 20-F
period 2004-12-31
ELBIT VISION SYSTEMS LTD
filed 2005-07-14
CIK 1011664

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 25,681,743 Ordinary Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3. KEY INFORMATION	5
SELECTED FINANCIAL DATA	5
RISK FACTORS	5
RISK FACTORS RELATED TO OUR BUSINESS	6
RISK FACTORS RELATED TO OUR ORDINARY SHARES	15
GENERAL RISKS	21

ITEM 4. INFORMATION ON THE COMPANY	23
HISTORY AND DEVELOPMENT OF THE COMPANY	23
BUSINESS OVERVIEW	25
ORGANIZATIONAL STRUCTURE	45
PROPERTY, PLANTS AND EQUIPMENT	46

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
SELECTED FINANCIAL DATA	46
OPERATING RESULTS	50
LIQUIDITY AND CAPITAL RESOURCES	55
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	56
TREND INFORMATION	58
OFF-BALANCE SHEET ARRANGEMENTS	59
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	60

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
DIRECTORS AND SENIOR MANAGEMENT	60
COMPENSATION	63
BOARD OF DIRECTORS	64
EMPLOYEES	66
SHARE OWNERSHIP	67

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
MAJOR SHAREHOLDERS	69
RELATED PARTY TRANSACTIONS	71

ITEM 8. FINANCIAL INFORMATION	74
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	74
SIGNIFICANT CHANGES	75

ITEM 9. THE OFFER AND LISTING	75
OFFER AND LISTING DETAILS	75
MARKETS	75

ITEM 10. ADDITIONAL INFORMATION	77
MEMORANDUM AND ARTICLES OF ASSOCIATION	77
MATERIAL CONTRACTS	83
EXCHANGE CONTROLS	86
TAXATION	86
DOCUMENTS ON DISPLAY	95

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
INTEREST RATE RISK	96
FOREIGN CURRENCY EXCHANGE	97
EQUITY PRICE RISK	80

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	97

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

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

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:

—	history of losses;

—	difficulty of integrating and operating acquired businesses;
—	difficulty of penetrating new markets;
—	dependence on worldwide industries;
—	volatility and weaknesses of microelectronics industry;
—	necessity of expansion into new markets;
—	pursuit of business to acquire;
—	reliance on a limited number of key customers;
—	reliance on a limited number of key subcontractors and suppliers;
—	dependence on the worldwide textile industry;
—	lengthy sales cycle;
—	competitiveness of automated visual inspection market;
—	fluctuations in the market;
—	long payment cycle;
—	market acceptance of products;
—	flaws in our manufacturing;
—	reliance on international sales;
—	changes in domestic and foreign regulation;
—	additions or departures of key personnel;
—	difficulty in protecting intellectual property;
—	involvement in litigation

Risks related to our ordinary shares:

—	need for additional funding;
—	prohibitively large number of ordinary shares;
—	dilution of ordinary shares;
—	downward pressure on share price;
—	difficulty of accessing sufficient funding when needed;
—	restricted ability to acquire with ordinary shares;
—	risks associated with certain loan agreements;
—	fluctuations in share price resulting from limited trading volume;
—	"penny stock" sale risks;
—	volatility in the stock market.

General Risks:

—	new regulations for corporate governance;
—	conditions in Israel;
—	differentials in the rate of currency exchange and inflation;
—	Israeli government grants, programs and tax benefits; and
—	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

Risks Related to our Business

        We have a history of losses and may not be profitable in the future.

        We have not generated net income on an annual basis since 1997. We incurred net losses of $1.68 million, $0.98 million and $ 5.9 million in 2002, 2003 and 2004, respectively. As of December 31, 2004, we had an accumulated deficit of approximately $24.4 million.

        As part of the implementation of our strategic plan of expansion into new markets and diversification of our product portfolio, since January 1, 2004 we have acquired three new businesses: Yuravision Co. Ltd ., or Yuravision; ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., together ScanMaster.

        We anticipate operating losses for at least the initial period of integration of Yuravision and cannot estimate when we will achieve profitability.

        ScanMaster incurred net losses of $1.2 million in 2002, net profits of $0.12 million in 2003 and net losses of $0.23 million in 2004.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 30, 2005. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may have to sell additional equity or debt securities or seek to obtain additional credit facilities. Since we anticipate that the majority of our revenues will be derived from the operations of ScanMaster, should ScanMaster fail to achieve profitability, there is no certainty that we will have the financial resources to continue our operations.

        We may not successfully integrate recently acquired businesses Yuravision and ScanMaster.

        On September 8th 2004, we completed the acquisition of ScanMaster. ScanMaster is a company that develops, manufactures and markets ultrasonic inspection equipment for the automotive, transportation and metal industries.

        In June 2004 we completed the second phase of acquisition of Yuravision, a South Korean company, pursuant to which we increased our shareholding in Yuravision to 51.2% of its issued share capital. We currently have legal obligation to purchase an additional 18.8% from former shareholders of Yuravision. Yuravision specializes in the development of automated vision inspection equipment for the microelectronics industry as well as flat panel display and other industrial applications.

        The parallel process of integrating both the businesses of ScanMaster and Yuravision is risky and may create unforeseen operating difficulties and expenses resulting from the diversion of management time (both ours and those of our businesses) from the ongoing development of our business in order to ensure the successful integration of new businesses in which we have little previous experience. In addition, the integration of ScanMaster and Yuravision requires implementation of controls, procedures and policies appropriate for a public company.

In 2004 we began operation of two further distinct divisions in addition to our Web Inspection Division: (a) Non-Destructive Automated Inspection Systems Division consisting of ScanMaster’s non-destructive inspection business; and (b) the Microelectronics Division consisting of our Bare Wafer inspection activities and Yuravision’s LCD inspection business. While we have developed and commenced implementation of a comprehensive integration plan to integrate Yuravision and ScanMaster, we have limited experience in managing this dual integration process. Failure to integrate the operations of ScanMaster and Yuravision into our business will have a material adverse affect on our financial condition and the anticipated benefits of these acquisitions may not be realized. For further information, see Item 4, “Information on the Company — History and Development of the Company” and Item 10, “Additional Information — Material Contracts”.

        We may not successfully operate the business of ScanMaster.

        ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies. ScanMaster has an installed base of more five hundred field-proven systems and instruments, including equipment for such inspection applications as composite material-based aircraft and aerospace structural elements, aircraft engine turbine rings, automotive spot welds, train wheels and rails, as well as plates, bars, tubes and pipes manufactured from steel, aluminum and titanium alloys.

        Our acquisition of ScanMaster presents the challenge of operating a business in a field in which we have no previous experience. We also anticipate that a majority of our revenues in the short-term will be derived from ScanMaster’s non-destructive inspection business. Should we fail to operate the business in the manner required to sustain and increase profitability, or should ScanMaster fail to continue developing or commercializing its inspection systems as expected, we may not succeed in maintaining or expanding ScanMaster’s current customer base or penetrating new industries requiring non-destructive inspection applications that we currently believe are necessary for our future profitability. Such a failure would have a material adverse effect on our future operations and business.

        ScanMaster is heavily dependent upon certain worldwide industries.

        A significant portion of ScanMaster’s revenues are generated by its sales of non-destructive inspection systems to the aeronautics industry, providing inspection solutions for aircraft engine forgings, and aerospace structural elements, manufactured from metal and composite materials. As such, we are substantially dependent upon the strength of these worldwide industries, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by the manufacturers to which we provide our inspection products. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected by several factors in recent years: (i) the general global economic slow-down such as that which began in the late part of 2000; (ii) the events of September 11, 2001; and (iii) the significant increases in the price of oil.

        In addition, we expect to become increasingly dependent on the rail industry as we foresee a major portion of our revenue in the near future being derived from sales of ScanMaster’s non-destructive inspection systems to the rail industry. In this capacity, an economic downturn in this industry may negatively affect the ability of manufacturers to make continuous capital investments in our systems and products, which may materially adversely affect our future operations.

         We may not successfully complete the acquisition of Yuravision.

        We presently own a 51.2% of the issued shares of Yuravision which we acquired through direct investment in Yuravision and a series of purchase agreements with Yuravision’s shareholders; we also have a legal obligation to purchase an additional 18.8% from former shareholders of Yuravision. Our total investment in Yuravision, including advances, is approximately $1.1 million. We will need to invest approximately an additional $0.3 million in order to complete the purchase of the additional 18.8% of Yuravision’s issued share capital.

        Our acquisition of a controlling interest in Yuravision also presents the challenge of operating a business in a country with which Israel has had limited business relationships and in which we have not previously done business. Should we fail to complete the acquisition or fail to integrate the employees or business of Yuravision in the manner we had anticipated, or should Yuravision fail to develop or commercialize the inspection equipment as expected, we may not succeed in penetrating the sectors of the microelectronics and display industry that we currently believe are necessary for our future profitability.

         We may not successfully penetrate the microelectronics and flat-panel display markets.

        In order for us to obtain significant orders for the automated inspection systems manufactured by Yuravision, a company of limited resources, in the microelectronics and flat-panel display industries, it may become necessary for us to cooperate with larger businesses. Such business partnerships, coupled with additional investments, may enable us to broaden our client base by developing comprehensive inspection systems for the microelectronics and flat panel display industries as opposed to supplying our customers with partial solutions. A failure to form such business alliances may have a material adverse effect on our ability to create revenues in this division.

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

         We intend to continue pursuing businesses to acquire thus expanding our business into new markets.

        In the past, the majority of our revenues were generated from sales to the textile industry, which proved to be insufficient to generate significant net profits. As demonstrated by our recent penetration into the microelectronics, display and ultrasonic industrial inspection industries, our business strategy includes selective expansion into other automated inspection applications through the acquisition of additional businesses and technologies. Our future success and growth depends upon our successful penetration of these new markets.

        We plan to continue to seek opportunities to further expand our product line, customer base and technical talent through other acquisitions in the automated inspection industry. Acquisitions inherently involve numerous risks, such as the diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technologies, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. The inability to effectively manage these risks could have a material adverse effect on our operating results.

        More specifically, should we be unable to anticipate the trends of the microelectronics industry, or fail to develop products which provide the necessary standard of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business. For further information, see Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

         We rely on a small number of customers for a significant portion of our revenues.

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2002, 2003 and 2004 one of our customers accounted for 9.5%, 17% and 18% of our net sales respectively. In 2002, 2003 and 2004 one of its customers accounted for 15%, 14% and 11.5% of ScanMaster’s net sales respectively. While no other customer in any area of business accounted for more than 10% of our net sales in any of 2002, 2003 and 2004, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

         We still maintain a certain dependence on the worldwide textile industry.

        While we have implemented our strategic decision to diversify our product lines, a material portion of our revenue will still be generated by our sales of automated visual inspection devices and quality monitoring systems to textile manufacturers. There can be no assurance as to the future levels of demand for the products produced by textile manufacturers. This, coupled with our limited ability to reduce expenses due to the ongoing need for investment in research and development and to maintain our worldwide customer and support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand, have a material adverse effect on our business and results of operations.

         The sales cycle for our products is lengthy and there is no guaranty of resulting sales.

        The marketing and sales cycle for our machine vision systems in all of the industries in which our various products are sold, especially in recently penetrated markets and in new applications, is lengthy, and can last as long as three years. Even in existing markets, due to the $8,000 to $1,500,000 price range for our systems and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application), requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive, and there is no guaranty that the expenditure of significant time and resources will result in sales.

         Competition in the automated inspection industry is intense.

        Several companies working with the textile industry have developed products with similar visual inspection or quality monitoring capabilities, such as Uster Technologies AG (formally Zelleweger Uster), BarcoVision and Cognex. In addition, a number of companies have developed products with non-destructive inspection capabilities, such as Krautkramer, Matec SDI, RD Tech, Sonix, Aims and Panametrics. In the microelectronics and LCD flat panel display industries, a number of companies have developed products with comparable automated inspection capabilities, such as Photon Dynamic Inc., Orbotech Ltd. and Macronix Ltd.

        It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them. The competition for the development and sale of advanced automated inspection systems and non-destructive inspection systems in other industries and for other applications is also intense. To the extent that providers of automated inspection systems may choose to focus on or develop advanced automated inspection technology for the industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the industries in which we operate or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. There can be no assurance that our potential competitors will not develop products that render our products less competitive. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have.

         Fluctuations in the market may create periodic rises in expenses or falls in demand that would be difficult to offset.

        Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. For example, a significant portion of our quarterly net sales depends upon sales of a relatively small number of high-priced systems. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits and net income from quarter to quarter. In addition, in the event that our machine vision systems’ average selling price changes, the addition or cancellation of sales may exacerbate quarterly fluctuations in revenues and operating results. These or other factors could have a material adverse effect on our business and operating results.

         The long payment cycle in our industry may have a negative effect on our cash flow.

        As is the case with many suppliers of equipment to the microelectronics, automotive, transportation, metal and textile industries, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trail and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the near future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

         We cannot guarantee market acceptance of our products.

        Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual and ultrasonic inspection and quality monitoring systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our systems over human visual inspection and quality monitoring. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace.

         We may have flaws in the design or manufacture of our products.

        If flaws in either the design or manufacture of our products were to occur, including those products of the businesses we have recently acquired, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

         Our international sales could be adversely affected by changes in domestic and foreign regulations.

        Our systems have been sold primarily in the United States, Europe and the FarEast . We are subject to the risks inherent in international business activities. These risks include unexpected changes in regulatory requirements, compliance with a wide variety of foreign laws and regulations, import restrictions, tariffs and other trade barriers, staffing and managing foreign operations, transportation delays and seasonal reduction of business activities. Additionally, if for any reason exchange or price controls or other restrictions on conversion of foreign currencies were imposed, our business could be adversely affected.

        We may not be successful in keeping pace with the rapid technological changes that characterize our industries.

        The technology incorporated in automated inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to continue to anticipate changes in technology and industry standards, and successfully develop and introduce new and enhanced products that can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our own technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

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

        We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We also have 3 patents in Korea for certain technology in the computer vision systems. For our developments in the microelectronics industry, we have a registered patent in the USA and we have patent applications pending in the USA for our haze, wax and beam separation analysis inspection technologies.We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company – Business Overview – Intellectual Property Rights for Textile Industry, Intellectual Property Rights for Microelectronics Industry & Intellectual Property Rights for ScanMaster”.

         We may become involved in litigation.

        From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, than can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. In November 2002, we filed a claim for damages for the unlawful use of our technology against our former founder Mr. Hillel Avni and Panoptes Ltd., a company established by him. In our claim we also requested that the court order a permanent injunction preventing Panoptes from making any use of our technology. In December 2002, Panoptes and Mr. Avni filed a counter-claim for damages stating that we had entered into negotiations with Panoptes in bad faith. Panoptes and Mr. Avni also requested a permanent injunction against our company. In June 2004, the Haifa District Court rejected a counter-claim by Panoptes and ordered Panoptes to pay us damages. Despite the success of our claim against Panoptes, we may not always be successful in such types of action and we may find it difficult to maintain a competitive advantage in the field of automated vision inspection in the textile industry. For more information, see Item 8, “Financial Information – Litigation”.

Risks Related to Our Ordinary Shares

         We may require additional financing.

        Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,844,094 of our ordinary shares at various exercise prices. Though a portion of these warrants have been already exercised, exercise of the remaining warrants issued pursuant to the Private Placement Investments will provide us with proceeds of an additional $1,559,860 (for more information, see Item 10, “Additional Information – Material Contracts”).

        Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which was paid in five quarterly installments beginning in 2004, the last of which was made in April 2005. Also pursuant to the Plan of Arrangement, in May 2004 we distributed to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share, or the Warrant Distribution. Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,383,711 (for more information, see Item 7, “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”).

        In addition, in March 2004, we entered into a Standby Equity Distribution Agreement, or the Standby Equity Distribution Agreement, with Cornell Capital Partners L.P., or Cornell, pursuant to which we are entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares as per our advance notice. We registered a total of 5,555,555 of our ordinary shares for future issuance to Cornell under the Standby Equity Distribution Agreement. Following a decrease in the price of our shares, we are currently registering an additional 14,444,445 of our ordinary shares for future issuances to Cornell under the Standby Equity Distribution Agreement. Should we utilize our Standby Equity Distribution Agreement mechanism with Cornell in full over the next two years, we will receive proceeds of approximately $9,500,000, including the $4,000,000 advanced to us by Cornell to fund ScanMaster. In order to fund the acquisition of ScanMaster, we signed a short-term promissory note with Cornell, where Cornell agreed to advance us the sum of $4,000,000. In an agreement signed in February 2005 where we amended the original terms of the promissory note, we agreed to repay the advance by 2006 in weekly cash installments, derived out of (1) our working capital; or (2) advances made under the Standby Equity Distribution Agreement; (for more information on both transactions with Cornell, see Item 10, “Additional Information — Material Contracts”).

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 30, 2005. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or are currently registering, our ability to complete additional debt or equity financing may be very limited.

         The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of June 2005, 26,648,953 of our shares were outstanding. In addition, 3,953,459 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution. Additionally, pursuant to the Private Placement Investments, we issued the Investors warrants to purchase an aggregate of 1,844,094 of our ordinary shares, of which warrants to purchase 1,602,380 shares remain outstanding as follows:

—	85,800 shares at an exercise price of $0.68 per share,
—	1,118,825 shares at an exercise price of $0.85 per share,
—	15,102 shares at an exercise price of $0.98 per share and
—	382,653 shares at an exercise price of $1.40 per share.

        Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until March 31, 2008. In 2004, we issued Mr. Nir Alon, our chairman of the board, options to purchase 600,000 ordinary shares, at an exercise price of $1.25 per share, vesting quarterly over a period of two years. In addition, 4,347,788 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000 and 2003 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share. In addition, pursuant to our Standby Equity Distribution Agreement with Cornell, as of June 15, 2005 have issued Cornell 1,018,385 ordinary shares under the Standby Equity Distribution Agreement, and may issue Cornell a further currently unknown number of our ordinary shares. We initially estimated issuing Cornell 5,555,555 of our ordinary shares pursuant to the Standby Equity Distribution Agreement, but due to the fact that our share price has decreased since we registered this amount, we are currently registering an additional 14,444,445 of our ordinary shares for future issuance to Cornell under the Standby Equity Distribution Agreement. The re-sale of a large number of shares by Cornell may create additional downward pressure on the price of our shares. Furthermore, as our share price falls, we may need to issue an additional amount of our ordinary shares to Cornell. While we estimate this amount of our shares to be sufficient in order to receive the remaining $5,500,000 available to us under the Standby Equity Distribution Agreement, we may issue a lesser or greater number depending on the lowest volume weighted average per share price of our shares over the five day period following each advance notice. In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 3,707,106 were placed in escrow and will be released by 2007, upon the attainment of certain milestones. Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders will own approximately 27.9% of our share capital. In May 2005, ScanMaster’s former shareholders requested that we register these shares and pursuant to our obligations to the shareholders we anticipate filing a registration statement to cover these shares before the end of 2005. For more information on the ScanMaster acquisition, see Item 10, “Additional Information – Material Contracts.

        Consequently, the following securities are registered for re-sale:

(a)	5,099,911ordinary shares issued under Private Placement Investments as well as 1,602,380 ordinary shares underlying warrants granted to Private Placement Investors;
(b)	3,953,459 ordinary shares underlying Warrant Distribution;
(c)	1,627,843 ordinary shares issuable to employees under 1996 , 2000 employee option plans;
(d)	35,000 shares issuable to former CEO upon exercise of a warrant; and
(e)	5,555,555 ordinary shares issued or to be issued to Cornell under Standby Equity Distribution Agreement.

        In addition, we reserved to register or are currently registering the following securities for resale:

(a)	7,414,213 ordinary shares for ScanMaster’s former shareholders;
(b)	14,444,445 ordinary shares for future issuance to Cornell under the Standby Equity Distribution Agreement; and
(c)	2,422,837 ordinary shares issuable to employees under 2003 employee option plan.

        All of these securities are or will be registered for resale, and are not, or, upon registration, will not be subject to any contractual restrictions on resale. Future resale of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

         Our shareholders may be diluted by as a result of the Standby Equity Agreement by more than we currently anticipate.

        As of June 15, 2005, we have issued 1,018,385 ordinary shares to Cornell pursuant to the Standby Equity Distribution Agreement (of which 148,438 ordinary shares were issued in consideration for providing the Standby Equity Distribution Agreement and 869,947 ordinary shares were issued pursuant to advance notices delivered under the Standby Equity Distribution Agreement). We do not know how many additional ordinary shares will be issued to Cornell over the next year pursuant to the Standby Equity Distribution Agreement. We anticipate 20,000,000 shares to represent the maximum number of ordinary shares that we may issue to Cornell. At our recent share price of $0.6, we would only need to issue to Cornell 9,166,666 of our ordinary shares in order to draw down the remaining $5,500,000 available to us under the Standby Equity Distribution Agreement, which would represent approximately 30.5% of our outstanding ordinary shares upon issuance (assuming the exercise of all of our currently convertible securities into our ordinary shares). However, our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

         Sales of our ordinary shares by Cornell may cause downward pressure on the price of our shares.

        To the extent Cornell sells our ordinary shares, our share price may decrease due to the increasing number of shares in the market. This could allow Cornell to be issued more of our shares following an additional advance issued by us, and any subsequent sale of such greater amounts of our ordinary shares could further depress the share price. Since our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum price of our ordinary shares, Cornell may be issued shares regardless of the low the price of our shares. Furthermore, since under the Standby Equity Distribution Agreement Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, in the event of a future required purchase which would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that its holdings in our company will remain below the threshold percentage at the time of purchase. In any of these events, the significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others. This could place further downward pressure on the price of our ordinary shares.

         We may not be able to access sufficient funds when needed under the Standby Equity Distribution Agreement and the price of our ordinary shares will affect our ability to draw down on the Standby Equity Distribution Agreement.

        Currently, we are dependent upon external financing to fund our operations. Our financing needs are provided, in large part, by our Standby Equity Distribution Agreement. The amount of each advance under the Standby Equity Distribution Agreement is subject to a maximum amount equal to $300,000 per week. Because of this maximum advance restriction, we may not be able to access sufficient funds when needed.

        In addition, there is an inverse relationship between the price of our ordinary shares and the number of ordinary shares which will be issued under the Standby Equity Distribution Agreement. Based on our recent share price of $0.6, we would have to issue to Cornell 9,166,666 of our ordinary shares in order to draw down the remaining $5,500,000 available to us under the Standby Equity Distribution Agreement. Our Articles of Association currently authorize us to issue 60,000,000 shares and, as of June 15, 2005 we had 26,648,953 shares issued and outstanding (assuming the exercise of all currently convertible securities). In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have issued all 14,444,445 shares being registered for resale by Cornell and all 5,555,555 ordinary shares registered for resale, we will have to file a new registration statement to cover such additional shares that we would issue for additional draw downs on the Standby Equity Distribution Agreement, and we may have to call a meeting of our shareholders in order to approve an increase in our authorized share capital. In the event we are unable to generate a profit, it may be difficult for us to secure additional financing from external sources other than our Standby Equity Distribution Agreement. Therefore, if we are unable to draw down on our Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

         The Standby Equity Distribution Agreement could have an adverse effect on our ability tomake acquisitions with our ordinary shares.

        We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. It may be necessary for our shareholders to approve an increase in our authorized share capital for us to register additional ordinary shares in order to have sufficient authorized shares available to make acquisitions using our ordinary shares. As we issue our ordinary shares pursuant to the Standby Equity Distribution Agreement and promissory note, we may not have sufficient ordinary shares available to successfully attract and consummate future acquisitions.

         Failure to Repay the Promissory Note could cause Cornell to Exercise its Guarantees

        Should we fail to repay all or any part of the promissory note and the accrued interest on it, by December 31, 2006 Cornell may be entitled to foreclose on a significant part of our assets and those of our subsidiaries EVS Inc and ScanMaster Ltd. A foreclosure on such assets, or even part of them, would have a material adverse affect on our business and we may not be able to continue our business as a going concern.

         Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2005 was 30,253 shares. The high and low bid price of our ordinary shares for the last two years has been $2.05and $0.19, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

         Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

        Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

—	With a price of less than $5.00 per share;
—	That are not traded on a "recognized" national exchange;
—	Whose prices are not quoted on the NASDAQ automated quotation system; or
—	In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

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

         Our ordinary shares are currently traded on the OTC Bulletin Board and may be difficult to buy and sell.

        On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply the $2.5 million minimum shareholder equity requirement. Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained. For more information, see Item 4, “Information on the Company – History and Development of the Company” and Item 9, “The Offer and Listing – Market and Share Price History”.

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

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased. New legislation, such as the Sarbanes-Oxley Act of 2002, have had the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

        A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2005 and negotiations between Israel and Palestinian representatives ceased for some time. Beginning in late September 2000 and until the first months of 2005, there was a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. Since the beginning of 2005, negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished. While such development has calmed the region and while previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel under the age of 42 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We generally utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects – Operating Results – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange and Inflation Risk”.

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

A. History and Development of the Company

Elbit Vision Systems Ltd., or “EVS”, has historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy, over the past year we have acquired two new businesses, Yuravision and ScanMaster, which operate in the fields of microelectronics and non-destructive ultrasonic inspection application, respectively.

On September 8th 2004, we completed the acquisition of ScanMaster, a company that develops, manufactures and markets automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and has an installed base of more than five hundred field-proven systems and instruments, including equipment for such inspection applications as:

—	Pipe welds and body
—	Aircraft engine turbine forging parts
—	Power generation turbine rotors and shafts

—	Steel, aluminum and titanium alloy plates, bars, tubes and pipes
—	Train wheels and train rails
—	Diesel engine pistons and pressure vessels
—	Aircraft and aerospace structural elements manufactured from composite materials
—	Plastic pipes for the gas industry
—	Spot welds for the automotive industry

        ScanMaster has sold its systems to Boeing, General Electric, Daimler Benz, Wyman Gordon, General Motors, Cummins Diesel, Pratt & Whitney, MAN Technologies, Deutscher Aerospace, MTU, Snechma, Fortech, Volvo Aerospace and Preussagstahl.

        In June 2004, we completed an investment in Yuravision Co. Ltd. and a series of purchase agreements with certain of its shareholders, increasing our holdings in Yuravision to approximately 51.2%. We also have a legal obligation to purchase an additional 18.8% from former shareholders of Yuravision. Yuravision is a South Korean developer of visual inspection systems for the microelectronics and display industries. The acquisition of a controlling stake in Yuravision is intended to facilitate our efforts to penetrate the Flat Panel Display (FPD) and display technology markets. Though we anticipated we would be increasing our interest in Yuravision to 100% during 2004, we are currently renegotiating the terms of this transaction. See the discussion regarding the Yuravision Acquisition in Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business” and Item 10, “Additional Information – Material Contracts”.

        Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israel Companies Law, 1999. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Ltd., or “Elbit”. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time the ordinary shares were quoted on the NASDAQ National Market. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing – Market and Share Price History”.

Recent Developments

On December 26, 2004 Mr. Zami Aberman ceased serving as our CEO and was replaced by Mr. Menashe Shohat. The terms of his termination were in accordance with his Employment Agreement.

For other recent developments, the discussions on the investments by Mr. Nir Alon and/or Altro, the Standby Equity Distribution Agreement, the promissory note, the Private Placement Investments and the acquisitions of Yuravision and ScanMaster are incorporated by reference to Item 3, “Key Information – Risk Factors – Risks Related to Our Ordinary Shares”, to Item 7, “Major Shareholders and Related Party Transactions” and to Item 10, “Additional Information – Material Contracts”.

Our executive offices are located at New Industrial Park, Building 7, Yoqneam, Israel, and our telephone number is 972-4-993-6400. Our Web site is www.evs.co.il. Information on our Web site is not incorporated by reference in this annual report.

B. Business Overview

Having completed both acquisitions of ScanMaster and Yuravision, in September 2004 we began operating as three distinct divisions: (a) the Non–Destructive Automated Inspection Systems Division consisting of ScanMaster’s non-destructive inspection business; (b) the Web Inspection Industry Division; and (c) the Microelectronics Division consisting of our Bare Wafer inspection activities and Yuravision’s LCD inspection business.

I.	Non–Destructive Automated Inspection Systems Division

ScanMaster Systems (IRT) products serve the high end of a non-destructive testing, or NDT, market. The company’s products enjoy a high technological barrier to entry that translates into a limited number of competitors in each application niche. In terms of sensitivity, speed, resolution, data acquisition and processing hardware and software, the company’s products are believed to be well positioned in the industry.

ScanMaster Systems (IRT) has made more than 450 equipment installations in 25 countries, for a total 10-year sales volume exceeding $55 million. Typical uses of ScanMaster equipment include the imaging and assessment of defects in forged discs used in jet engines, detection of flaws in welded pipe, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

The annual NDT world market for ultra-sonic testing, or UT, equipment is of the order of $400M in size. The market is divided among North and South America, Europe, and the Rest of the World, with each of the three sectors commanding approximately one-third of world sales. Product-wise, the UT market is divided as follows:

—	Consumables, which in the main are transducers and accessories with annual sales of the order of $80M;
—	Gauges and small portable instruments with estimated annual sales in the range of $200M; and
—	Full-size instruments, retrofit upgrades of older installed systems and new turn-key inspection systems, altogether comprising an annual turnover of $120M.

The early years of the current decade saw a rapid expansion of sales of ultra-sonic, or UT equipment to the most of the industries (aircraft, railway, steel, automotive and related industries). The annual growth is about 4%-6% of the UT market.

Additionally, the rapid advances made in computerized data acquisition and volumetric ultrasonic imaging are beginning to contribute to a penetration of the gamma and X-ray NDT radiation markets, presently approximately $350M in size. UT inspection is significantly more attractive, as the equipment is of comparable or lower cost, uses far fewer consumables, poses no radiation hazard, and is amenable to computerized evaluation. It is expected that the inroads made by UT imaging in these markets will increase significantly in the future, as more UT inspection procedures in the aircraft, petroleum and steel industries supplant those originally written for NDT radiation techniques.

The years of drastic cost-cutting by many industrial concerns, combined with a dramatic increase in the price-to-performance ratio of off-the-shelf computer and electronic products, has resulted in a significant increase in the sensitivity of these companies to high-priced turn-key NDT machines. This, in turn, has opened a window of opportunity for the manufacturers of inspection equipment which are more attuned to competitive market trends in technology and pricing.

a.	Business and Product Overview

Applications

—	Tube and Pipe – Inspection of spiral submerged welded pipes and electrical resistance welded pipes, either manually or in automatic operation, in-line or off-line, as well as field inspection of pipe weld, body and pipe and inspection.
—	PlateHigh-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel and other metals plates.
—	Bar Full Body High-speed, precision ultrasonic inspection of bars.
—	Power Generation Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production.
—	Train Wheels Inspection of train wheels both in the production line and in refurbishing shops. Short set-up time, high inspection throughput.
—	In Service Train Rail High-speed train rail inspection with super-fast B-scan display, complete data recording and analysis tools.
—	Storage Tank and Pipeline Multi-channel, high-speed data acquisition and recording for inspection of storage tanks and pipelines.
—	Aircraft Engine Disks Immersion inspection of Titanium and Ni alloy aircraft engine forgings, with full imaging and data processing capabilities.
—	Structural Elements Aerospace Immersion, squirter or contact inspection of aircraft and aerospace structural elements manufactured from metal and composite materials, with full imaging and data processing capabilities.
—	Automotive Efficient, reliable inspection and evaluation of spot welds in production line.
—	Portable Versatile Instrumentation Portable UT instruments for in-doors or field operation.
—	Multi-channel Instrumentation Multi-channel full-featured ultrasonic instrument with up to 32 channels and programmable I/O ports.

Product Overview

        Each ScanMaster ultrasonic system is integrated and has a number of core modules, including industrial PC-based digital ultrasonic instrumentation, production-oriented software packages and servo motion control hardware (for those applications requiring robotic manipulation). These modules are integrated in application-specific configurations, which depend on the inspection requirements for speed, number of channels, on-line display and report documentation. ScanMaster maintains in-house electronic and software groups, as well as mechanical and application engineering teams for the design, manufacture and testing of standard or customized systems.

         Instrumentation

—	The i – 100 is an advanced instrument for in-factory or mobile inspection. Based on the Windows 2000/XP®, it provides the operator with a flexible platform for inspection combined with reporting, networking and archiving capabilities. The average net transfer price is $22,000.
—	The RPP3 is a high-performance, programmable single channel, square wave ultrasonic pulser-receiver that serves as a low cost, front-end module for ScanMaster’s ultrasonic instruments. The average net transfer price is $3,500.
—	The RPP4 is a high-performance, programmable multi-channel, square wave ultrasonic pulser-receiver that serves as a front-end module to ScanMaster’s ultrasonic instruments. The average net transfer price is $4,200.
—	The UPR-100 is a high-speed, multi-channel programmable data acquisition system specifically designed for demanding industrial ultrasonic inspection procedures. The average net transfer price is $12,000.
—	The swi-100 is a digital ultrasonic instrument which provides the possibility of computer-assisted decision making with on-line ultrasonic, or UT, signal analysis. An advanced ultrasonic instrumentation for inspection and evaluation of spot welds, providing high throughput, high reliability of detection and full documentation capability. The average net transfer price is $25,000.
—	The U/T Mate can convert a computer into a UT instrument by connecting UT/Mate to the USB port. UT/Mate innovatively incorporates powerful features, similar to those available in the upi-100 instrument. The device is ready to use by plugging it to any PC/Laptop USB port. The average net transfer price is $13,000.

         Transducers

—	Transducers High-performance ultrasonic transducers for manual and production-line ultrasonic inspection. The transducer line includes high-sensitivity, high-resolution contact probes, as well as specialty transducers for specific applications. The average net transfer price is $750.
—	Spot Weld Transducers The SW Series of 15 and 20MHz transducers is intended for precise and repeatable inspection and evaluation of spot welds in bonded metal sheets. SW Series transducers have signal resolution, with the controlled water column allowing distinct separation of intermediate echoes for evaluation purposes at less than 0.5mm (0.020”) from the entry surface. High-sensitivity piezoelectric elements provide ultrasonic beam penetration into thick metal sheets. The average net transfer price is $1,100.

         C-Scan Imaging Systems

All the below systems are fully integrated imaging systems including scanning mechanics, motion control, ultrasonic electronics, and data acquisition and processing software. The ultrasonic electronics provide excellent near- surface flaw resolution, exceptional penetration power, and have a high immunity against electromagnetic noise.

—	LS200-X – The LS-200X, LS-200, immersion ultrasonic inspection system is a rugged, reliable system for multi shift operation in an industrial environment. The average net transfer price is $160,000.
—	LS-200 and LS 200b series are immersion ultrasonic inspection systems are rugged, reliable systems for multi shift operation in an industrial environment. The average net transfer price is $300,000.
—	DS-200i- The DS-200i immersion ultrasonic inspection system is designed for the scanning of oversize parts. It is a rugged, reliable system for multi shift operation in an industrial environment. The high accuracy scanning mechanics have exceptional resolution and repeatability on all the linear and angular axes allowing for scanning of complex parts. The average net transfer price is $450,000.
—	LS-500 The LS-500 immersion ultrasonic inspection system is a modular design allowing for stretching of the tank and scanner to fit the application. The average net transfer price is $90,000.
—	DS-200sThe DS-200s Series of ultrasonic squirter systems complements the DS-200 Series of immersion scanners with the high-end capacity required for non-immersion inspection of large-scale parts manufactured from composite materials. Rugged gantry-mounted bridge with dual search tubes provide high-speed inspection within tight tolerance limits for accuracy, repeatability and resolution. Water squirter inspection in operator-selected pulse-echo (P-E) or thru-transmission (T-T) modes. Optional simultaneous P-E and T-T scanning. The average net transfer price is $450,000.
—	LFS – 300 Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production. Highly functional and rugged mechanics including a unique servo-driven part rotating platform which allows for chucking parts vertically and accessibility to all surfaces. A selection of special purpose design manipulators mounted on robotic arm can accommodate a high number of transducers allowing enhanced inspection coverage and shorter inspection time. Specially designed transducers are supplied with the systems including: T-R probes with excellent near-surface resolution, high-sensitivity straight and angled longitudinal wave probes and shear wave probes with superior penetration and resolution. The systems are completely integrated and include highly reliable low noise motion control, multi-channel ultrasonic instrumentation and sophisticated motion and data collection software. The average net transfer price is 500,000.
—	FlexiTrack II- Portable dual-axis scanners intended for ultrasonic imaging of materials and components. The average net transfer price is $90,000.

         Pipe and plate Inspection

—	AS 200e High-speed, automated multi-channel ultrasonic testing machines for detection, classification and documentation of defects in electrical resistance welded pipes (ERW). The average net transfer price is $300,000.

—	AS 200s High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in submerged-arc welded pipes (SAW). The average net transfer price is $350,000.
—	AS 200p High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel plates and bars. The average net transfer price is $1,000,000.

         Product Inspection Systems

—	AS 280 High-speed, precision inspection machines for detection, evaluation and documentation of flaws in large, thick-walled tubulars. The average net transfer price is $600,000.

         Train Inspection Systems

—	AS 220w Designed for in-service, production line or refurbishment shop type inspections. Fully integrated inspection system. Includes multi-channel ultrasonics, multi axes inspection robot, high load capacity mechanics with multiple transducer heads & advanced software. The average net transfer price is $450,000.
—	AS 220a Fully-computerized automated ultrasonic inspection systems for refurbishment shop of train wheel axles. The average net transfer price is $500,000.
—	SFB-100 High-Speed Rail Inspection System. A fully integrated ultrasonic inspection car fitted with complete mechanical hardware such as transducer sled and a sophisticated couplant provision system. The system includes high volume digital data acquisition, imaging, process and evaluation. Powerful software features include prediction of the inspected part’s degradation and defect propagation, generation of custom & standard reporting and analysis. The average net transfer price is $1,200,000.
—	SFB-50 A Train Rail Inspection System, mounted on Multi purposed car (Hi-Rail) or towed by service car. Ultrasonic inspection intended for detection, imaging and evaluation of flaws. The average net transfer price is $500,000.
—	SRI- 10 Single rail ultrasonic inspector for manual inspection and verification of detected flaws. The average net transfer price is $65,000.

         Software

—	CSI Software C-scan Imaging software designed in collaboration with the major engine manufactures. The average net transfer price is $20,000.
—	AS-200 The AS-200 software is designed to serve the quality assurance requirements of the heavy industry manufacturer. The average net transfer price is $12,500.

b.	Sales and Markets

The market for NDT services is more than twice the size of the equipment market. Worldwide, inspection services, especially those employing UT equipment, encompass a variety of industries, and include the inspection of installed pipelines and fuel storage tanks, fossil fuel and nuclear power generation equipment, aircraft and aircraft engine components, train rail, and oil field tubulars.

Interesting business opportunities in the inspection service industry will present themselves with the establishment of joint ventures between manufacturers of specialized inspection equipment and the traditional suppliers of these services. The combination of strategic forces, when properly planned, is expected to lead to the front-line positioning of companies that offer one or more exclusive inspection services.

To date, ScanMaster has made more than 500 installations in 25 countries. Each territory is covered by a professional representative, who is responsible for pre-sale activity through to warranty service. In addition, the Company conducts its North American operations by way of a fully owned subsidiary.

There is no real seasonality for ScanMaster’s products, though sales usually increase in the second half of the year as organizations hurry to use their entire allocated budget.

Over the past year, the concentration of our sales have been to the Far East, such that our sales breakdown is approximately 25% North America, 35% Europe and 40% to the Far East.

c.	Manufacturing

ScanMaster’s facilities are located in Hod Hasharon, a city 15 kilometers north east of Tel Aviv. We currently lease 2,100 m² in an industrial complex, of which 900 m² are allocated for manufacturing purposes. Our systems are manufactured by subcontractors. The final assembly, integration and quality control is conducted by ScanMaster. In addition, we perform logistics and purchasing activities. Every system is assembled at ScanMaster, software installed and configured and the specific application is tested. Our manufacturing facilities are in compliance with ISO-9002 standards.

d.	Competition

The two leading companies in the UT market are General Electric Inspection Technologies of USA which includes Krautkramer and Olympus of Japan which includes RD/Tech, Parametric and Stavely with total annual sales of UT equipment of about $100M

Low end – transducers, gages, portable instruments

The UT sector of the NDT market is served by some 30 companies worldwide. Most are involved in the manufacture of low-end products, including standard transducers and other consumables, gages and portable instruments, and simple laboratory scanning systems.

The transducer market in the USA is dominated by three companies, including, Panametrics, Technisonics and Harisonics, with a total of $30M in annual transducer sales. The transducer market in Europe is dominated by Krautkramer and Karl Deutsche and smaller company such as Sonatest of UK, Imasonic of France with $30M in transducer sales.

High end – full-featured instruments and turn-key systems

The market for full-featured UT instruments and turn-key inspection systems for the production line is characterized by a high entry barrier for product development. In the 2000‘s, this field was dominated by four or five manufacturers located in the USA and Germany.

Instruments

Panametrics, Stavely, and RD/Tech as part of Olympus of Japan, Matec and GE-Krautkramer of USA manufacture full-featured ultrasonic instruments. Panametrics and Matec focus mostly mainly on laboratory and research applications. RD/Tech is strongest in the nuclear power generation industry. Krautkramer focus on the industrial market, while Krautkramer has the largest installed base of full-size instruments.

Immersion and squirter-based C-scan imaging systems

The market for this equipment includes the aircraft and aerospace industries, reflecting requirements for the inspection of engine, airframe and aerospace structural sectors, and encompassing part manufacturers, refurbishment shops and in-field inspection.

Panametrics, Matec and SDI offer complete inspection systems for both immersion and squirter inspection of aircraft and aerospace parts. Boeing (former McDonnell Douglas) manufactures (expensive) squirter-based systems for the inspection of large composite aircraft panels and domes. Nukem (part of Krautkremer) manufacture squirter-based 3D ultrasonic systems.

Production-line GO/NOGO inspection systems

The market for automatic in-line ultrasonic inspection equipment with accept-reject decision-making capability encompasses such applications as full-body pipe, tube and bars, pipe weld, steel plate, train wheels and rail.

Three companies, Krautkramer (KK), Nuken (bought by KK), and Karl Deutsche have traditionally dominated the European and Asian markets for tube and bar inspection equipment based on ultrasonic technologies. In the USA, small companies, including Dapco have been key players.

The market for line pipe weld and body inspection equipment has traditionally been dominated by Krautkramer and Karl Deutsche with total annual sales of the order of $12M.

The market for pipe weld inspection machines have been grew significantly since the introduction of the new American Petroleum Institute (API) standards for flaw detection in pipe welds. These standards require a significant increase in flaw detection sensitivity, beyond the capability of most installed equipment. As customers demand adherence to these standards for the supply of pipe, manufacturers are being forced to consider the replacement of outmoded equipment.

Ultrasonic inspection equipment for steel mills

Mitsubishi of Japan, and Krautkramer and Karl Deutsche, are the well-known suppliers of ultrasonic inspection equipment for steel plate mills. These machines are usually multi-million dollar installations. There is a distinct cost advantage to inspecting plate on the production line, downstream of the plate trimming equipment, while the plate is still at an elevated temperature. In addition, customer product liability concerns are leading to increasingly stringent product specifications, which may now include 100 percent inspection coverage of the plate surface.

Small companies such as NDT Germany and NDT Canada installed few systems.

Train wheel and train rail inspection

A large inspection market exists for in-service train rail inspection. Countries such as the USA and Germany, with 400,000 and 45,000km of installed train track, respectively, require periodic inspection of the rail, up to several time per year depending on average track load. The rail inspection market in the USA is dominated by two non-government companies (Sperry and Dapco) which manufacture their own equipment, while in Germany the government-owned Deutsche Bundesbahn (DB) operates the rail inspection service using equipment purchased from ScanMaster.

Two main companies provide rail service inspection as well as equipment. Sperry of USA, Speno of Switzerland, Tokimec of Japan acts in Japan only.

Failure of a single train wheel in service can have catastrophic consequences for train passengers and crew, cargo and the environment. Therefore, train wheels and axles must be inspected both on the production line and again periodically in-service. Phased array technology is penetrated into this market neach by companies such as Krautkremer and IZFP.

e.	Intellectual Property Rights

We have registered 2 patents in Israel with respect to certain technology incorporated in the Ultrasound inspection methodology.

II. Web Inspection Industry Division

The web inspection industry has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric-forming, fabric spreading, fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

In recent years, web manufacturers have successfully incorporated automation technology into their manufacturing process. While automation has permeated virtually every component of the textile manufacturing process, inspection and quality monitoring remain principally labor-intensive operations and consequently can be impediments to greater efficiency and profitability. Web manufacturers inspect fabric in order to:

—	determine the quality of the fabric, thereby enabling a determination of its end usage and price;
—	locate, label and trace major defects (a requirement in the industry) for rapid identification in later stages of the manufacturing process;
—	prevent the reoccurrence of defects caused by manufacturing equipment; and
—	reduce rebate payments for textiles delivered with defects.

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

Manual inspection of fabrics is generally performed by running the fabric over a wide table under appropriate lighting. A human inspector is generally expected to detect a variety of defects, including holes of various sizes and shapes, tears, cuts, thick ends, missing threads, width distortion and variations in the fabric density and width, and mark them according to their type and location on the fabric roll. In the case of inspection of printed fabrics, the human inspector is expected to detect defects such as misfits, lint, stick-ins and off-center and narrow prints. Inspectors inspecting dyed fabrics are also expected to detect variations in the color and shades of the dyed fabric. Human inspection of fabrics is unreliable for the following reasons:

—	the inspection environment is influenced by factors such as the speed at which the fabric passes in front of the inspector, the lighting in the testing area and the distance and angle at which the inspector views the fabric. Differences in inspection environments can lead to varying assessments of fabric quality;
—	the accuracy of the inspection is affected by the attention span and fatigue of the human inspector, who is normally expected to view fabrics for a period of several hours;
—	perception problems caused by the fatigue of specific nerve cells in the case of patterned and printed material;
—	manual inspection is performed by numerous persons worldwide, each with a different perception of product quality; and
—	certain technical fabric is produce at a very high speed and defects cannot be observed by the human eye.

These factors have led to inconsistent assessments of fabric quality and have caused fabric inspection to be a time-consuming and costly process. These limitations also make it difficult to establish a reliable industry-wide standard for fabric quality. The limitations of manual inspection, along with the general trend in the web industry towards automation, in order to reduce costs and improve quality, have created an opportunity for an effective automatic visual inspection and quality monitoring systems for various niche markets in the web industry.

The EVS Solution for the Web Industry

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

Models

I-TEX systems are currently available in five basic models: I-TEX 100, I-TEX 200, I-TEX 2000, I-TEX 2000D and I-TEX Lite.

—	The I-TEX 100 is designed for greige and technical web inspection. It can be configured for extra-high resolution and for extra-wide fabrics. The list price of the basic configuration of the I-TEX 100 ranges between $100,000 and $250,000.
—	The I-TEX 200 is designed for in-process and final inspection of unicolored dyed and finished fabric. The list price for the basic configuration of the I-TEX 200 is approximately $250,000.
—	The I-TEX 2000 is the I-TEX family’s high-end product. I-TEX 2000 is a more compact, more powerful and more flexible version of I-TEX. It can operate at a maximum speed of up to 300 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. In October 2003, we released a new version of the I-TEX 2000 called I-TEX 2000D. This system is capable of performing a double-sided fabric inspection, is equipped with special hardware and software for denim inspection and is operated using new and user-friendly human interface. The list price for the I-TEX 2000 ranges between $350,000 and $550,000, depending on the configuration.
—	The I-TEX Lite is one of the new lines of inspection products of EVS. The system is designed for easy and flexible installation on a wide range of web production lines such as Non-Woven, Paper, Composite materials, laminated materials etc. The system allows EVS to offer solutions to new market segments using its vast experience from the textile industry. The list price for the I-TEX Lite ranges between $70,000 and $250,000, depending on the configuration.

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

The Video Album workstation enables rapid review of web images and provides visual documentation of defects and overall roll quality. The video album workstation enables review of all recorded information, such as images and data, for each defect. This information enables:

—	reviewing and editing of defect data;
—	generation of management reports;
—	archiving of defect data; and
—	definition of points of interest and mandatory cutting points for the cutting table and DMSS system.

Cut Optimization. Software that enables the user to cut a large “I-TEX Inspected” roll of web into smaller rolls while optimizing the fabric’s yield per class (A; B; C …) according to the user’s specifications. Our Cut Optimization software offers the following benefits:

—	maximizes web rolls selling price;
—	reduces the quantity of second and third quality product; and
—	consistent fulfillment of customer's demands.

Smart Table. The Smart Table interfaces the I-TEX system with the cutting table and provides users with the following benefits:

—	allows for an accurate stop or slowing the table speed on "point of interest" which were defined on the video album such as: selected defects, cutting points and mending points;
—	contains a trigger for invisible ink or metallic label defect marking signs; and
—	operates the roll cutting device following the cut optimization results.

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

PRIN-TEX 2000 is the new generation of our printing monitoring systems. It implements improved image understanding algorithms, specially designed color CCD line cameras, upgraded color displays and synchronization to the rotary printer’s screen. PRIN-TEX 2000 provides better detection performances, better human interface and better ROI results. We offer PRINT-TEX 2000 in one model or fabric widths of up to 3.2 meters. The list price of PRINT-TEX 2000 ranges between $150,000 and $250,000.

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

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the I-TEX 100 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system is ranges between $200,000 and $300,000.

        Shade Variation Analyzer

The Shade Variation Analyzer (or the SVA LITE) is an in-line system designed to measure shade variation in textiles during normal web flow. The SVA LITE is a modular system utilizing calibrated traversing sensors and proprietary signal-processing algorithms. Sensor readings are compared to readings received at the beginning of the roll, or at any other user selected point, to detect side-to-side and beginning-to-end shade variations. The system is designed to be either fully integrated with I-TEX systems or to operate as an independent stand-alone unit. The SVA LITE can be used in two modes of operation. In the first mode, the SVA LITE is installed after the dryer of the dyeing range and alerts the user when shade variation exceeds the preset limits. This enables the operator to modify the process parameters. In the second mode, the SVA LITE is installed at the exit of a finishing range together with an I-TEX system or as a stand-alone unit. The results of the inspection can be used to sort the rolls by their shade or to identify problems during the dyeing-finishing process. Data from the SVA LITE inspection process can be incorporated into the I-TEX system reports or into a separate SVA LITE report. The list price of the SVA LITE is between $70,000 and $150,000.

The LOOM-TEX

The LOOM-TEX is an automatic visual quality inspection system that is integrated within the weaving loom and monitors the fabric while weaving. The system answers the need for real-time detection of spinning and weaving defects within a short distance of the reed (the movable frame fitted with metal strips that separates the warp threads in weaving) during the weaving process and inspects 100% of the fabric. The advantages and features of the LOOM-TEX include increased yield of first-choice fabrics, elimination of manual inspection, reduction of the need to cut out running defects, facilitation of exact fabric length weaving while considering the actual defect rate, optimization of loom assignment, real-time alarm notification of major defects and suspension of loom activity when warp and running defects are detected. The LOOM-TEX inspects 100% of the fabric and selvedge (the edge of a fabric that is woven so that it will not fray or ravel) on a wide range of applications including, among others, technical fabrics, apparel, home furnishing, upholstery, silk and shirting. Detection by the LOOM-TEX is performed as closely as possible to the reed enabling early detection of the faults. A real time alarm is activated according to pre-defined defect parameters capable of stopping the loom upon detection of major faults. Each loom’s performance can be viewed during real time, displaying defect images, roll-defect’s maps and statistical data. The list price of the LOOM-TEX ranges between $7,000 and $30,000.

b.	Sales and Markets for Web Industry

Sales Network

We market our products through in-house sales personnel in conjunction with independent sales representatives. As of May 31, 2005, 5 in-house sales personnel and 19 independent sales representatives marketed our products Our independent sales representatives provide essential pre-and-post sales support for our products in their territories and account for a substantial percentage of our sales worldwide. We believe that our sales representatives network will enable us to introduce new products and to penetrate additional web manufacturers around the world. We intend to further expand our international sales representatives network by entering into relationships with additional sales representatives and forming joint ventures in target markets.

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

Sales by Principal Markets and Activities

In 2002, approximately 45% of our sales were in the United States, approximately 45% were in Europe and approximately 10% were in the Far East. In 2003, approximately 40% of our sales were in the United States, approximately 46% were in Europe, and approximately 14% were in the Far East. In 2004, approximately 26.3% of our consolidated sales were in the United States, approximately 44.5% were in Europe, and approximately 29.2% were in the Far East. One customer accounted for 9.5%, 17% and 18% in each of the years 2002, 2003, and 2004 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2002, 2003, or 2004. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to Our Business – Fluctuations in the Market”.

c.	Manufacturing for the Web Industry

The principal manufacturing and assembly of our basic systems are conducted by subcontractors. We perform logistics and purchasing activities, integration and final testing in-house. In addition, we perform the software installation and configuration, final hardware configuration, quality control and any special system customization needed for a particular customer. Production is based upon firm customer commitments and anticipated orders and is generally planned three to six months in advance. We contract with third party subcontractors to perform the manufacturing of our systems so that we can focus on design and product development strengths and minimize fixed costs and capital expenditures. Our engineers work closely with subcontractors to increase manufacturing yields, lower manufacturing costs and assure quality. The spectrophotometer included in our products are manufactured by a single source supplier. Some of the electronic components included in our product are manufactured especially for us by exclusive suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers. Our reliance on sole suppliers involves several risks, including a potential inability to obtain adequate supplies of these components and reduced control over pricing and timely delivery of these components. We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if our single source supplier ceases to produce these components, we would have to transfer the manufacture of the components to another supplier or suppliers. We estimate that such a transfer would take approximately up to six months and could delay the production and supply of our products, which could harm our results of operations.

There are four companies that manufacture approximately 80% of wafers worldwide. The leading companies are located in USA, Europe and Far East. We are negotiating with several companies across the world for the sale, distribution and servicing of our products.

d.	Competition in the Web Industry

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

EVS is targeting the technical fabric industry as a high potential market for its automatic inspection systems .The main competitor on this industry is Cognex Corporation – based in the U.S. Cognex Corporation is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the technical fabric industry, will allow us to produce revenues from it. For a discussion of legal proceedings against Panoptes Ltd., see Item 8, “Financial Information – Litigation – Panoptes Litigation”.

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

e.	Intellectual Property Rights for Textile Industry

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

We have registered trademarks with respect to the name “I-TEX” in the United States, Mexico, Spain, Italy, Turkey, Portugal, Brazil, France, China and Japan, and have filed applications for registered trademarks for the name “I-TEX” in India . We have registered trademarks of the name and design “I-TEX Inspected” in Taiwan , South Africa, United States, Mexico, Brazil, Germany, France, Turkey, Italy, China and European Union. We also have registered trademarks with respect to the name “PRIN-TEX” in Spain, l, Italy, France, Turkey and Japan. In addition, we have a registered trademark with respect to the name “KNI-TEX” in Italy. We also have a registered trademark with respect to the name “EVS” in the European Union, Japan and the United States. Our trademark rights include rights associated with the use of our trademarks.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Litigation” below contains a description of a current patent infringement claim that has come to our attention.

III.	The Microelectronics Division

Bare Wafer Inspection Acitvities

a.	Business and Product Overview

We have adopted a two-year research and development program which aims to develop add-on devices for the optical inspection of bare wafers in the microelectronics industry in the near term and stand-alone products for the longer-term when we expect to see growth in the microelectronics industry

Most microchips are built on a bare silicon wafer and include a variety of components such as transistors and other devices that are connected by multiple layers of wiring. As the density of the circuit components is increased to enable greater computing power in the same or smaller area, the complexity of building the chip also increases, necessitating the formation of smaller structures and more intricate wiring schemes. To build a chip, the transistors, capacitors and other circuit components are first created on the surface of the wafer by performing a series of processes to deposit and remove selected film layers. Similar processes are then used to build the layers of wiring structures on the wafer. The quality of a bare wafer will affect the ability to build the correct circuitry. By constant assessment of the quality of the bare wafer, a microchip producer can better ensure that the product will suit the market for which the chips are being produced.

The production of the bare wafer is a mechanical process requiring several stages, including the preparation of a carrier block by depositing “waxy” layers on its upper -mounting – surface, and polishing (“hazing”). Currently there is no method to inspect wafers during the early production process.

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

b.	Sales and Markets

In 2003, we did not sell any of our products designed for the microelectronics industry,. In 2004, we sold 2 systems to one of our customers to be evaluated. As soon as we receive feedback from this evaluation, we will consider future steps to be taken in this area.

Since we are dealing with a very small number of manufacturers and customers in the microelectronics industry, the sale of our products is carried out by direct sales to those manufacturers and customers.

c.	Manufacturing

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

d.	Competition

We are not aware of any competition in the field of wafer inspection for the microelectronic industry

The market for semiconductor capital equipment is highly competitive. While there are a number of companies that operate in the microelectronics industry, we do not believe that any of them compete directly in our field. To the best of our knowledge, Nanometrics, Camtek Ltd and Nova Measuring Instruments Ltd. are active in the semiconductor capital equipment industry and KLA-Tencor Corp., Therma-Wave Inc. and Rudolph Technologies Inc are active in the photolithography area. Significant competitive factors in the market for integrated process control systems include technological leadership, system performance, ease of use, reliability, cost of ownership, technical support and customer relationships, along with an adequate business model, internal organization and unique process equipment manufacturer agreements and partnerships.

e.	Intellectual Property Rights

For our developments in the microelectronic industry, we have already applied for patents for our haze, wax and beam separation analysis inspection technologies. For further information, see the discussion regarding intellectual property in Item 3, “Key Information – Risk Factors – Risk Factors Relating to our Business”.

IV.	Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. See Item 5, “Operating And Financial Review and Prospects – Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel. See Item 10, “Additional Information – Effective Corporate Tax Rate”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

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

We recently acquired a controlling interest in Yuravision Co. Ltd, as well as acquired the business of ScanMaster (IRT) Ltd and IRT ScanMaster Systems Inc.. For more information on both transactions, see Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

D. Property, Plants and Equipment

Our facilities are located at New Industrial Park in Yoqneam, Israel. We do not own any real property. We lease approximately 5,000 square feet at our facilities in Israel, at an annual rent of approximately $100,000. Our lease expires on January 31, 2006. EVS US leases approximately 1,500 square feet office space in Greenville, South Carolina, at an annual rent of approximately $30,000.

ScanMaster Ltd.‘s facilities are located in Hod Hasharon, Israel. ScanMaster Ltd. leases approximately 6,000 square feet, at an annual rent of $250,000. ScanMaster Ltd.‘s lease expires on March 2006. ScanMaster Inc.‘s facilities are located in Nashua, New Hampshire. ScanMaster Inc.‘s leases approximately 1,780 square feet, at an annual rent of $21,000. ScanMaster Inc.‘s lease expires on January 2008.

Yuravision’s facilities are located in Suwon-si, Kyeonggi-do, South Korea. Yuravision leases approximately 4,120 square feet, at an annual rent of $50,000. Yuravision’s lease expires on April, 2006.

We believe that our current facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The following Consolidated selected financial data for the years ended December 31, 2002, 2001 and 2000, which are not set forth elsewhere in this report, are derived from the financial statements that have been audited by Luboshitz Kasierer for the said years. Luboshitz Kasierer, during the years 2000 and 2001, was a member of the firm Arthur Andersen, independent public accountants. In 2002, Luboshitz Kasierer became a member firm of Ernst & Young International, independent public accountants. The selected financial data for the year ended December 31, 2003 and 2004 is derived from the financial statements set forth elsewhere in this report, which have been audited by Kesselman & Kesselman. Kesselman and Kesselman is a member firm of PWC International, independent public accountants. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 1 of our Consolidated Financial Statements incorporated herein by reference.

	2004	2003	2002	2001	2000

(in U.S. thousand Dollars )
Statement of Operations Data:
Net sales (1)	10,960	$6,328	$7,228	$9,303	$8,875
Cost of sales	8,542	3,748	4,660	6,803	9,562
Gross profit (loss)	2,418	2,580	2,568	2,500	(687)
Research and development expenses, net	2,456	1,431	1,340	1,405	1,620
Marketing and selling expenses, net	3,527	1,598	1,545	1,625	1,699
General and administrative expenses	2,153	637	1,404	886	1,411
Total operating expenses	8,136	3,666	4,289	3,916	4,730
Operating loss	(5,718)	(1,086)	(1,721)	(1,416)	(5,417)
Other income	116	47	9	20	310
Financing income (expenses), net	(297)	60	34	89	(50)
loss before taxes	(5,899)	(979)	(1,678)	(1,307)	(5,677)
Taxes on income	6	3	6	6	38
Net loss from continuing operations	(5,905)	(982)	(1,684)	(1,313)	(5,715)
Cumulative effect of change in accounting
principle, net (1)	–	–	–	–	(2,625)
Net loss	(5,905)	(982)	(1,684)	(1,313)	(8,340)
Basic earnings per share, net loss	(0.32)	(0.10)	(0.17)	(0.13)	(0.66)
Cumulative effect of change in accounting
principle, net	–	–	–	–	(0.30)
Net Income (loss) per share (2)	(0.32)	(0.10)	(0.17)	(0.13)	(0.96)
Weighted average number of shares outstanding (2)	18,724	10,175	10,167	9,817	8,667

	2004	2003	2002	2001	2000

Balance Sheet Data:
Working capital	$(4,819)	$2,507	$1,110	$2,513	$1,810
Total assets	19,453	8,241	6,828	9,339	9,022

Total liabilities	17,307	5,865	5,402	6,229	6,012
Accumulated deficit	(24,454)	(18,549)	(17,567)	(15,883)	(14,570)
Shareholders' equity	2,146	2,376	1,426	3,110	3,010

(1)	Effective January 1, 2000, we changed our revenue recognition policy so that it is now in accordance with guideline SAB 101 of the United States Securities and Exchange Commission. As a result, revenues in an amount of $4.3 have been moved from 2000 to 2001.

(2)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

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

The amounts (in terms of Korean Won) included in the financial statements of Yuravision, drawn up in Korean Won, are dealt with, for the purpose of consolidation as follows:

The operating results and cash flows of Yuravision are translated into U.S. dollars at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates). Balance sheet items, including the balances of fair value adjustments made, and goodwill recognized, on the acquisition of Yuravision, are translated at the exchange rate at the end of the year. Exchange differences arising from the translation of the net investment in Yuravision are carried as a separate item within shareholders’ equity (“differences from translation of foreign currency financial statements of a subsidiary”). Upon disposal of the investment in the Yuravision, these exchange differences will be carried to the income statement, as part of the gain or loss recognized on the disposal.

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

a. Revenue recognition

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title has passed to the customer. The price charged by us or our subsidiaries to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b. Acceptance clause, customers’ support service and warranty

We and are subsidiaries distinguish between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by us) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between us and our customers are substantially different from the terms of the agreements between ScanMaster and its customers. Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case. Set forth bellow are the main accounting policies applied by each of our companies:

The Company

In a case that our agreement with a customer includes an “acceptance” clause, revenue recognition will take place after we receive the “acceptance certificate” from the customer. In some cases, we grant our customers a trial period, usually several months, in order to evaluate the prototype system’s performance. In a case where the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. We do not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

In some cases, we grant our customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. In those cases, upon revenue recognition, we defer a portion of the sale price and recognize it as service revenue ratably over the abovementioned period.

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer. Also, unlike in our case, ScanMaster does not grant its customers a trial period in the normal course of business.

The agreements with the clients do not include the right of the clients to a refund in the event that the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster distinguishes between sales of new products, in respect of which it has no past installation experience and sales of products, the installation of which it is highly experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 1%-3% of the sales, based on past experience.

c. Right of return

Neither we, nor our subsidiaries, provide, in the normal course of business, a right of return to our customers. If uncertainties exist, such as the granting of a right of cancellation to the customer, revenue is recognized when the uncertainties are resolved.

d. Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with MultipleDeliverables”

“EITF” 00-21 addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Our adoption of EITF Issue 00-21 in the year ended December 31, 2003 has had no significant impact on its financial position or results of operations to date.

e. “EITF” 99-19 – “Recording Revenue Gross as Principal versus Net as an Agent”

Revenue from third-party sales is recorded according to the criteria established in EITF 99-19, and Staff Accounting Bulletin (SAB) 104. Revenue is recorded at gross amount for transactions in which we and our subsidiaries are the primary obligor under the arrangement and/or possess other attributes such as pricing and supplier selection latitude. In specific circumstances where we do not meet the above criteria, particularly when the contract stipulates that we are not the primary obligor, we recognize revenue on a net basis.

Services Rendered

Service revenue in respect of our products is recognized ratably over the contractual period, or as services are performed.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2004	2003	2002	2001	2000

Net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	77.9	59.2	64.5	73.1	107.7
Gross profit	22.1	40.8	35.5	26.9	(7.7)

Research and development expenses, net	22.4	22.6	18.5	15.1	18.2
Marketing and selling expenses, net	32.2	25.2	21.4	17.5	19.1
General and administrative expenses	19.6	10.1	19. 4	9.5	15.9
Total operating expenses	74.2	57.9	59.3	42.1	53.3
Operating loss	(52.2)	(17.2)	(23.8)	(15.2)	(61.0)
Other expenses	1.1	(0.7)	(0.1)	(0.2)	3.5
Financing income(expenses), net	(2.7)	(0.9)	(0.5)	(1.0)	(0.6)
Loss before taxes	(53.8)	(15.5)	(23.2)	(14.0)	(63.9)
Income taxes	0.05	0.05	0.08	0.06	0.43
Net (loss)	(53.9)	(15.5)	(23.3)	(14.1)	(64.4)

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Sales

Sales in 2004 increased by approximately 73.2% to $10.9 million compared with sales of $6.3 million in 2003. This increase was primarily attributable to the acquisition of ScanMaster and expansion to the NDT industry. Sales were derived from sales to textile and NDT industries. Approximately 37% of our sales in 2004 were derived from the NDT industry.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 77.9% in 2004 compared with 59.2% in 2003.The increase in cost of revenues in 2004 is mainly due to provision in respect of slow inventory and costs incurred in year 2004, relating to an efficiency program; in addition, profitability percentage in 2004 was affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

Gross Profit

In 2004 we earned a gross profit of $2.4 million as compared to a gross profit of $2.6 million in 2003. Gross profit as a percentage of net sales was 22% in 2004 as compared to 40% in 2003. The decrease in our gross profit is mainly due to provision in respect of slow inventory and costs incurred in year 2004, relating to an efficiency program; in addition, profitability percentage in 2004 was affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $2.6 million in 2004 from $1.8 million in 2003, and were offset by Israeli government grants of $0.16 million in 2004 and $0.4 million in 2003. Net research and development expenses in 2004 were $2.4 million compared with $1.4 million in 2003. The increase in the gross research and development expenses was mainly for consolidating the expenses of our two subsidiaries we acquired during 2004.

Sales and Marketing Expenses

Gross marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $3.5 million in 2004, compared to $1.6 million in 2003. The increase in the marketing and sales expenses was primarily due to expenses we had penetrating the new markets, NDT and microelectronics and for consolidating our subsidiaries expenses.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 19.6% in 2004 from 10% in 2003. General and administrative expenses in 2004 were $2.1 million, compared to $0.6 million in 2003. The increase in expenses in 2004 was primarily attributable to consolidating the expenses of our new subsidiaries.

Financial Income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former sole controlling shareholder) Elbit Ltd., or Elbit, and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial expenses in 2004 were $297,000, compared to financial income of $60,000 in 2003. During 2004, we financed our operations using a credit line facility provided to us by our bank.

Our principal investing activities to date have been investments in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements.

Loss

Net loss increased from $0.98 million in 2003 to $5.9 million in 2004. This increase in losses was primarily due to expenses related to our efficiency program and a decrease in our profitability percentage affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

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

II.     Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information – Risk Factors – General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange and Inflation Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.634 to the Dollar to a low of NIS 4.299 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =	MONTH
4.308	4.374	December 2004
4.308	4.414	January 2005
4.357	4.392	February 2005
4.299	4.379	March 2005
4.360	4.395	April 2005
4.348	4.416	May 2005

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period
4.067 NIS/$1	January 1, 2000 - December 31, 2000
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.723 NIS/$1	January 1, 2002 - December 31, 2002
4.5483 NIS/$1	January 1, 2003 - December 31, 2003
4.4823 NIS/$1	January 1, 2004 - December 31, 2004

In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the rate of inflation was approximately 1.4% and devaluation rate was 9.3%. In 2002, the rate of inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. In 2004, the rate of inflation of approximately 1.21% and the Dollar revalued against the NIS by approximately 1.61%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2004, but they did not materially affect our results of operations in such periods.

From time to time, we engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

Governmental Policies Affecting Company Operations

The discussion regarding governmental regulation is hereby incorporated by reference to Item 4, “Information on the Company – Business Overview – Governmental Regulation Affecting the Company” and the discussion regarding political policies is hereby incorporated by reference to Item 3, “Key Information – Risk Factors – General Risks – Conditions in Israel”.

For a discussion comparing the results of our operations from 2001 to 2000, see page 32 of our annual report on Form 20-F for the year ending December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003, which is hereby incorporated by reference.

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a bank credit line. As of December 31, 2004, we had negative working capital of $4.8 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 30, 2005. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

The discussion on the investments by Mr. Nir Alon and/or Altro and the Plan of Arrangement are both hereby incorporated by reference to Item 7 “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”. The discussions regarding the Private Placement Investments, , Standby Equity Distribution Agreement and promissory note are both hereby incorporated by reference to Item 10, “Additional Information – Material Contracts”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S Dollars and for a period of less the three months. The interest rates of those loans are according to the market rate.

Capital Expenditure

The discussion regarding the Yuravision and ScanMaster acquisitions are hereby incorporated by reference to Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

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

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

—	For our developments in the Web Inspection Industry Division we have devised a visual inspection system for the inspection of woven fabrics during weaving. The system is already operating in a few weavers’ sites for final tests before becoming commercial. The system is based on a contact sensor, which was specially developed by EVS for an easy integration with the loom. It is operated through a central computer connected to a network of dedicated computers, each of which is monitoring a number of looms. LOOM-TEX will inspect 100% of the fabric, automatically pinpointing faults based on learned criteria, and will be capable of being updated in real-time by user feedback

—	For our developments in the Microelectronics Industry Division we have already applied for patents for hazing and wax inspection technologies. According to a preliminary patent search conducted on our behalf no patents will be infringed by developing the inspection heads as proposed. For more information, see Item 4, “Information on the Company – Business Overview – Intellectual Property Rights for Microelectronics Industry”

—	For our developments in the Non–Destructive Automated Inspection Systems Division we are expanding our capabilities by developing multi transducers of automatic calibration, different process algorithms and a scanner capable of inspecting in 2.5 dimensions.

As of May, 2005, our research and development staff working on products for the web industry consisted of 11 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff for the web industry, especially for the development of the technical fabrics product, engages in hardware and electro-optics development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. In 2002 our gross research and development expenditures for the web industry were approximately1.2 million, in 2003 they were $1.1 million and in 2004 they were $1.9 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $150,000, $396,000 and $45,000in each of 2002, 2003, and 2004 respectively.

As of May 31, 2005, our research and development staff working on adapting our technology for use in the microelectronics industry consisted of 10 full-time employees, all of whom are located in Israel, and hold advanced technical degrees. Our research and development staff engages in electro-optics development and real-time software development. In 2004, our gross research and development expenditures for the microelectronic industry were approximately $0.4 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel in the amount of approximately $115,000. We expect to continue to commit substantial resources to research and development in the future.

In 2004, our gross research and development expenditures for the ultrasonic testing industry were approximately $0.25 million

Research and Development Grants

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the Dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. For more information, see Item 10, “Additional Information – Taxation”.

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

The following table sets forth-net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated.

(in thousands)	2004	2003	2002	2001	2000

Research and development expenses, net	$2,456	$1,431	$1,340	$1,405	$1,620
OCS grants	160	396	150	126	95
Gross research and development expenditures	2,616	1,827	1,490	1,531	1,715

ScanMaster has not received any OCS grants for over six years. ScanMaster has put in a request for 2005 and will in all likelihood receive approximately $200,000 for its research and development in the rail inspection.

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

We anticipate that our NDT business will provide the majority of our revenues in the short term. While ScanMaster’s traditional markets have been in the US and Europe, we expect that in the near future over 60% of its sales will be made in the Far East.

In line with recent developments in the field of non-destructive inspection systems, it is expected that the demand for attractively-priced inspection equipment will accelerate in the coming years, as industrial concerns regarding product reliability and liability take on an increasing commercial relevance.

In addition, following extensive market research we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD’s. In January 2004, we released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors: the Mounting Wax Monitoring System, the Back Side Inspection System and the Dynamic Roughness Monitoring System, out of which we will continue to market only the Mounting Wax Monitoring System. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices. For more information, see the discussion regarding Our solution for the Microelectronics Industry in Item 4, “Information on the Company – Business Overview”.

E. Off-Balance Sheet Arrangements

The Standby Equity Distribution Agreement

On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10 million over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. In addition to the 148,438 ordinary shares, we also transferred Cornell, out of the 5,555,555 ordinary shares held in escrow pursuant to the promissory note, a further 869,947 ordinary shares, for which we received proceeds in the amount of $433,000 which we used to repay part of the promissory note . We initially registered 5,555,555 of our ordinary shares for future issuance to Cornell, based upon a good faith estimate that this would represent the maximum number of shares that we would be required to issue pursuant to advances under the Equity Distribution Agreement. However, due to the fact that our share price on the Nasdaq over-the-counter bulletin board decreased following our registration of these shares, we are currently registering an additional 14,444,445 of our ordinary shares for future issuance to Cornell, which together with the 5,555,555 ordinary shares registered, represents the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to advances under the Standby Equity Distribution Agreement. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage.

As part of the transaction with Cornell we also retained the services of Newbridge Securities Corporation, or Newbridge, a registered, unaffiliated broker-dealer as a placement agent and to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. Newbridge intends to sell up to 7,812 of our ordinary shares issued to it as a placement fee. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to our Ordinary Shares” and Item 10, “Additional Information – Material Contracts”. F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2004, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	427	161	266	-	-
Operating Building Lease Obligations	545	420	125	-	-
Total commercial commitments	747	401	346	-	-

G. Safe Harbor.  Not Applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2005, our directors, senior managers and key employees are as follows:

Name	Age	Position

Nir Alon	42	Chairman of the Board
Menashe Shohat	46	Chief Executive Officer
Yaky Yanay*	34	Vice president, Chief Financial Officer and Secretary
Yoav Kahane*	32	Vice President of Sales & Marketing
Ilan Laver*	61	Vice President of Electronic Inspection Division
Jossef Barath	54	Director
Yuval Berman*	37	External Director
Zahi Dekel*	42	External Director
Shlomo Alon	66	Director
Naomi Livne*	59	Director
Michel Haviv	38	Director
Avner Shacham	52	Director
Robert Dalfen	44	Director and CFO of ScanMaster

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

Menashe Shohat was appointed our chief executive officer on December 27, 2004, following the successful completion of the acquisition of ScanMaster. Mr. Shohat has spent over ten years with ScanMaster, serving first as ScanMaster’s chief operating officer and as ScanMaster’s chief executive officer from 2002 to 2004.

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

Yuval Berman is a Co-Founder and Managing Director of the business consulting firm Genesis-UVB. From 1997-2002 Mr. Berman was responsible for business development and investments at The Omega Group, a publicly traded investment group. Preceding this, Mr. Berman worked for a year in business development at the Israel Electric Corporation and practiced corporate law for four years. Mr. Berman received an MBA with Honors from the Universite Libre De Bruxelles in Belgium. He holds BA in Economics and an LLB in Law, both from Tel Aviv University. He is a member of the Israeli Bar.

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

Michel Haviv was elected director by our board of directors on March 27, 2005. Michel Haviv has served as Elron’s Business Development Manager since 2003. Prior to Elron, he founded Matar Capital Advisors, a financial advisory firm. In 2001 Mr. Haviv established and managed the investment banking activity of ING Barings in Israel. Mr. Haviv is a former partner of MBI Partners investment bank, and served as Vice President of Investment Banking at Cukierman & Co. Investment House. During the 90‘s Mr. Haviv was a diplomat in Israel’s foreign service, where he served as Economic Consul in Boston, and earlier as the first Commercial Attache in Korea. As Captain (Res.) in the IDF Navy, Mr. Haviv was involved in the development of advanced Naval systems for the Navy’s elite unit. Mr. Haviv holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology.

Avner Shacham began serving as a consultant to ScanMaster in January 2002. Mr. Shacham was elected director by our board of directors in 2004. Since 1992, Mr. Shacham has held the position of president and chief executive officer of Bet Shemesh Engines. Mr. Shacham holds a Bachelor of Science degree, a Master’s of Science degree as well as a degree in Industrial Management from the Technion-Israel Institute of Technology.

Robert Dalfen has served as chief financial officer of ScanMaster since August 1998. Mr. Dalfen has over 20 years of business experience having previously held the positions of controller and special projects supervisor. Mr. Dalfen holds a Bachelor of Commerce and a Chartered Accountant degree from Canada. Prior to Mr. Dalfen’s joining ScanMaster, Mr. Dalfen provided accounting and management consulting services as an independent advisor.

Board of Directors
Our chairman of the board of directors, Mr. Nir Alon, is the son of one of our directors Mr. Shlomo Alon. Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. In 2004, Mr. Tzvi Piran resigned as External Director and was replaced by Mr. Yuval Berman, who was appointed for a period of three years at the annual general meeting of our shareholders in August 2004. Mr. Zahi Dekel replaced Mr. Israel Gal as director in March 2004.

B. Compensation

During 2004, we paid to all our directors and officers a total of $82 thousands in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Our directors Messrs. Shlomo Alon and Michel Haviv and Mrs. Naomi Livne received no compensation in 2004. Mr. Meir Amit resigned as an external director in December 2003 and was replaced by Mr. Zahi Dekel at our Extraordinary General Meeting of Shareholders in March 2004. In this meeting, our shareholders agreed that Mr. Nir Alon, the chairman of the board, shall be paid a monthly compensation of $3,000 in consideration for his services as the chairman of our board of directors, payable retroactively from July 1, 2003. Mr. Tzvi Piran resigned as an external director in August 2004 and was replaced by Mr. Yuval Berman at our Annual General Meeting of Shareholders in August 2004. At this meeting, it was decided Mr. Nir Alon, the chairman of the board, shall be issued options to purchase 600,000 ordinary shares, at an exercise price of $1.25 per share vesting quarterly over a period of two years. We paid approximately $4,400 in aggregate to Mr. Barath in 2004. We paid an aggregate of $14,400 to our serving external directors in 2004.

Pension and Retirement Benefits
We offered no pension or retirement benefits to our directors and key personnel in 2004.

C. Board of Directors

Our articles of association provide for a board of directors of no fewer than two and not greater than nine members. Our articles of association were amended on March 26, 2001 to enable members of the board to temporarily fill any vacancy on the board until the next annual general meeting of shareholders. Officers serve at the discretion of the board of directors. The Israeli Companies Law-1999 which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to, and will only enter into effect upon, the promulgation of regulations by the Israeli Minister of Justice which have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations. Pursuant to the terms of a shareholders agreement between Altro and Elbit dated March 2001, Altro is entitled to appoint four directors to the board of directors and Elbit is entitled to appoint 1 director. For further information on the appointment of directors, please see Item 7, “Major Shareholders and Related Party Transactions – Voting and Right of First Refusal Agreements.” “

Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve both as a director and as a substitute director. Appointment of a substitute director for a member of a committee of the board of directors is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, such substitute may only be another outside director possessing the same expertise as the outside director being substituted and may not be a regular member of such committee.

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

The Israel Companies Law, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are to be determined by the Israeli Minister of Justice in consultation with the Israeli Securities Authority and have not yet been published. No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

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

Currently, Messrs. Dekel and Berman serve as our external directors.

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

Our two external directors Messrs. Dekel and Berman serve on the audit committee of the board of directors.

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

D. Employees

2004

As of May, 31, 2005 we employed a total of 132 full time persons in all three of our divisions , as follows:

Non–Destructive Automated Inspection Systems Division

As of May 31, 2005, we employed 71 full-time persons, out of which 66 were employed in Israel of whom 19 were in research and development, 8 were in marketing and sales, 6 were in customer support, 33 were in operations and 5 were in administration and management.

Web Inspection Industry Division

As of May 31, 2005, we employed 47 full-time persons, out of which 38 were employed in Israel of whom 13 were in research and development, 7 were in marketing and sales, 9 were in customer support, 10 were in operations and 8 were in administration and management.

Microelectronics Division

As of May 31, 2005, we employed 14 full-time persons. All 14 were employed in Korea, of whom 8 were in research and development, 2 were in marketing and sales, 1 were in customer support and 3 were in administration and management.

2003

In 2003, we employed 43 full-time persons, of whom 16 were in research and development, 4 were in marketing and sales, 2 were in customer support, 14 were in operations and 7 were in administration and management. In addition, in 2003, our U.S. subsidiary employed 8 full-time persons (of whom 3 were in sales support and product management, 4 were in technical support and 1 was in administration) and our European subsidiary employed 4 full-time persons (all of whom were in technical support).

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

E. Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Messrs. Nir Alon, Shlomo Alon and Menashe Shohat beneficially own shares and options exceeding 1% of our outstanding ordinary shares since Mr. Nir Alon is the controlling shareholder of Altro, our majority shareholder, Mr. Shlomo Alon is his father and Mr. Shohat serves as our CEO. Elbit owns 2,647,643 of our ordinary shares (and a warrant to purchase 1,512,900 of our ordinary shares pursuant to the Warrant Distribution) and is currently represented by Mr. Michel Haviv on our board of directors.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 10 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the “1996 Share Option Plan”, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2005, options to purchase187,280 of such ordinary shares were outstanding and options to purchase 322,690 ordinary shares were available for future grants. Of the outstanding options, options to purchase 82,780, 102,500 and 2,000 ordinary shares are fully vested and are exercisable at an exercise price of $3.00, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

The 1996 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal or above to the fair market value of our shares. The options are non-assignable except by the laws of succession. The last date on which the options may be granted is February 2006. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest at a rate of 50% at the beginning of the third year after the grant and an additional 25% in each of the two years thereafter, assuming continuous employment with us through such periods.

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2005, options to purchase 1,428,370 of such ordinary shares were outstanding and options to purchase 2,655,582 ordinary shares were available for future grants. 523,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001until 2004 inclusive, assuming continuous employment with us through such period. 347,750 of the outstanding options have an exercise price of $0.36 per share. 281,750 of the options referred to above vested equally on January 21, 2002, January 21, 2003 and January 21, 2004, assuming continuous employment with us through such periods. 312,600 of the outstanding options have an exercise price of $0.48 per share. 227,000 of the options referred to above vested equally on the anniversary of March 18 from 2003 until 2005 and the remaining 54,750 will vest on March 18, 2006, assuming continuous employment with us through such periods. 166,352 of the outstanding options have an exercise price of $0.15 per share and an additional 200,000 an exercise price of $1 per share and vest monthly over three years through August 2005. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of May 31, 2005, options to purchase 2,652,000 of such ordinary shares were outstanding and options to purchase 2,338,000 ordinary shares were available for future grants. 757,500 of the outstanding options have an exercise price of $1.25 per share. 44,000 of the outstanding options have an exercise price of $1 per share. 234,000 of the outstanding options have an exercise price of $0.85 per share. 20,000 of the outstanding options have an exercise price of $0.83 per share. 477,000 of the outstanding options have an exercise price of $0.8 per share. 595,000 of the outstanding options have an exercise price of $0.75 per share. 266,000 of the outstanding options have an exercise price of $0.68 per share and an additional 258,500 an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of May 31, 2005, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of our outstanding ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Altro Warenhandels GmbH (1)(2)(3)(4)(5)(6)	3,500,000	12.1%
Nir Alon Holdings GmbH(7)	2,375,000	8.2%
Elbit Ltd.(8) Advanced Technology Center P.O. Box 539 Haifa, Israel	4,160,438	14.4%
ScanMaster Former Shareholders (3)	5,695,464	19.7%
All directors and officers as a group (9)	16,041,520	55.6%

The percentages in this table are based on 28,847,434 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)	3,500,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro in the sum of $1,500,000.

(2)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred all of his shares in our company to Altro, an Austrian company, controlled by Mr. Nir Alon and a company controlled by members of the Alon family.

(3)	In an agreement signed among Nir Alon Holding GmbH, Altro, Nir Alon, Elbit Ltd., and ScanMaster’s former shareholders, dated September 8, 2004, or the Amendment, which amended the original terms of the Shareholders Agreement entered into among Elbit Ltd., Altro and Nir Alon, dated March 21, 2001, the parties to the Amendment agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board three directors nominated by Nir Alon Holding GmbH or Altro (including the appointment of Nir Alon as chairman of the board); (b) elect to our board one director designated by Elbit (for as long as Elbit holds 5% of our outstanding share capital); (c) elect to our board two directors designated by ScanMaster’s former shareholders; and (d) Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to our 1993 Formation Agreement.

(4)	Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit granted an irrevocable proxy to Alon, according to which he was granted the right to vote such Proxy Shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to the Proxy Shares which Elbit would sell or transfer from time to time. The second closing did not take place.

(5)	Includes: (a) 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(6)	In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

(7)	Since Mr. Nir Alon controls Altro, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro and Nir Alon Holdings GmbH. In 2004, we issued Mr. Nir Alon, our chairman of the board, options to purchase 600,000 ordinary shares, at an exercise price of $1.25 per share, vesting quarterly over a period of two years.

(8)	Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15. Following the merger, Elbit became a wholly owned subsidiary of Elron. Elron’s major shareholder is Discount Investment Corporation (“Discount”), which holds 38.5% of Elron’s share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority on Elron’s board of directors.

(9)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

As of May 31, 2005, there were a total of 66 holders of record of our ordinary shares, of which 24 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 23.5% of our outstanding ordinary shares.

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

In an agreement signed among Nir Alon Holding GmbH, Altro, Nir Alon, Elbit Ltd., and ScanMaster’s former shareholders, dated September 8, 2004, or the Amendment, which amended the original terms of the Shareholders Agreement entered into among Elbit Ltd., Altro and Nir Alon, dated March 21, 2001, the parties to the Amendment agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows:

(a)	elect to our board three directors nominated by Nir Alon Holding GmbH or Altro (including the appointment of Nir Alon as chairman of the board);

(b)	elect to our board one director designated by Elbit (for as long as Elbit holds 5% of our outstanding share capital);

(c)	elect to our board two directors designated by ScanMaster’s former shareholders; and

(d)	Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to the Formation Agreement.

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

Pursuant to an amendment to a Share Purchase Agreement with us, dated March 18, 2002, we agreed to permit Altro to complete Mr. Alon’s commitment to the second stage of the investment for the purchase of the remaining 1,500,000 ordinary shares from us, which was to be paid in nine monthly installments commencing March 31, 2002. In May 2002, our audit committee and board of directors agreed to delay the first four installments, until no later than June 30, 2002 when these installments were to be paid together including payment of interest for such delayed payments. This investment was not completed, but was replaced by the Plan of Arrangement. Additionally, in March 2002 we entered into an additional share purchase agreement with Altro, which was subject to the receipt of shareholder approval, in which Altro agreed to purchase an additional 1,500,000 of our ordinary shares in March 2004 at a price per share to be determined upon our fulfillment of certain financial milestones. This agreement was never approved by our shareholders and was replaced by the Plan of Arrangement. The discussion regarding the Plan of Arrangement is incorporated herein by reference to Item 7, “Related Party Transactions – Plan of Arrangement and Warrant Distribution”.

Plan of Arrangement and Warrant Distribution

Our audit committee and board of directors approved the Plan of Arrangement with Altro that was approved by a special majority of out shareholders in October 2003, and subsequently by the Haifa District Court in November 2003, whereby Altro’s prior commitments to invest were cancelled subject to Altro’s fulfillment of new investment terms and a warrant distribution to our shareholders. According to the Plan of Arrangement, Altro was required to invest $700,000 in EVS for the purchase of 2 million of our ordinary shares, payable in up to five quarterly installments. Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company wholly owned by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

Pursuant to the Plan of Arrangement, on May 14, 2004, or the Record Date, we distributed to most of our shareholders warrants to purchase 4,183,950 of our ordinary shares on a pro rata basis (or the Warrant Distribution). Each warrant is exercisable at a price of $0.35 per share and exercisable for four years from the date of registration thereof. The warrants were distributed to all persons who are the registered holders of our ordinary shares on the Record Date (Record Holders), with the exception of certain shareholders. The shareholders which agreed to be excluded from the Warrant Distribution are as follows: Altro, our controlling shareholder, Cornell, Newbridge and those investors which participated in our December 2003 and January 2004 Private Placement Investments (other than Meitav Capital (2002) Ltd., with respect to 241,714 of our ordinary shares which it holds having exercised, prior to the Record Date, a warrant that it received for its financial services in connection with such investments). As of June 15, 2005, of the warrants distributed under the Plan of Arrangement, 185,061 warrants have been exercised.

As of June 15, 2005, through the companies he controls, Nir Alon owned 20.6% of our outstanding ordinary shares and Elbit owned 9.9 % of our outstanding ordinary shares. However, in the event that all the warrants distributed to our shareholders are exercised pursuant to the Plan of Arrangement, Altro and Nir Alon will beneficially hold 17.9% of our outstanding ordinary shares.

Relationships with Elbit

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

Royalty Payments. Until June 30, 2001, Elbit had an obligation to pay royalties to Dr. Ilan Tamches, the Chief Scientist of Elbit and the original developer of certain elements of the Elbit Technology. Through June 30, 1996, these royalties were paid directly by Elbit and were reflected as royalty expenses in our financial statements. We agreed to pay Elbit all amounts payable pursuant to Elbit’s obligations to Dr. Tamches, which relate to our use of the Elbit Technology. Upon the closing of our initial public offering, we issued 94,624 ordinary shares for nominal consideration to Dr. Tamches in connection with his agreement to reduce the royalty rate payable to him. Elbit agreed that it will not take any action that reduces the proportion of Dr. Tamches’ share holdings in us, other than the issuance of shares to the public, to a strategic partner or for capital raising transactions. We believe that this agreement does not prohibit us from consummating a merger or an acquisition of a business, product or technology or issuing shares to employees or directors other than Messrs. Barath and Avni pursuant to the 1996 Share Option Plan and the 2000 Share Option Plan. However, in the event that we issue employee share options to Mr. Avni, we will issue a number of options to Dr. Tamches such that issuances to Mr. Avni will not dilute Dr. Tamches’ holdings in EVS. From the date of our initial public offering through June 30, 2001, the royalties that we paid for the Elbit Technology were not less than $300,000 and not more than $500,000 per year based on the annual amount of cash receipts from sales of products in the textile, food and automotive industries. This royalty rate was payable for five years from the date of the consummation of our initial public offering (i.e. July 12, 2001) and was subject to adjustment after such date. We owed Elbit approximately $500,000 for these royalty payments, of which $367,000 is still outstanding and shall be paid off in installments. In May 2002, we entered into an agreement with Elbit and Dr. Tamches, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the certain other technology to us. See Item 10, “Additional Information – Material Contracts”.

C. Interests of Experts and Counsel. Not Applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F1-F30.

Export Sales
In 2004, 95.8% of our sales, amounting to $10,497,000 were exported outside of Israel.

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

To the extent that we are required to indemnify our customers in connection with the suit, a failure by Elbit to indemnify us, would have a material adverse affect on our business, results of operations and financial conditions, the extent of which cannot be calculated

        Panoptes Litigation

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise in 2004 is taxable at regular rates of 35%. See Note 9 to our Consolidated Financial Statements and Item 10, “Additional Information – Taxation.”

B. Significant Changes

Other than the resolution of the Panoptes litigation described above, and the Private Placement Investments, the Yuravision Acquisition, the Standby Equity Distribution Agreement, the promissory note and the ScanMaster acquisition, all described in Item 10, “Additional Information – Material Contracts” below, no significant changes have occurred since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details and C. Markets

Market and Share Price History

        In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time, our ordinary shares were quoted on the NASDAQ National Market. Our ordinary shares were quoted on the NASDAQ National Market from July 1996. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market. From that time our shares traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003 our ordinary shares were delisted from the SmallCap Market and following a seven business day period in which the shares were traded on the Pink Sheets (as a result of an error by the NASDAQ Listings Qualifications Panel), our ordinary shares were listed on the Over-the-Counter Bulletin Board from November 28, 2003. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Ordinary Shares” and Item 4, “Information on the Company – History and Development of the Company”. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
May 2005	0.70	0.60
April 2005	0.71	0.47
March 2005	0.61	0.42
February 2005	0.58	0.44
January 2005	0.64	0.46
December 2004	0.68	0.37
First quarter 2005	0.64	0.42
Fourth quarter 2004	0.68	0.37
Third quarter 2004	1.01	0.56
Second quarter 2004	1.40	0.69
First quarter 2004 (5)	1.65	0.86
Fourth quarter 2003 (4)	1.86	0.28
Third quarter 2003 (3)	0.47	0.2
Second quarter 2003 (3)	0.29	0.2
First quarter 2003 (3)	0.23	0.08
Year ended 2004 (5)	1.65	.0.37
Year ended 2003 (4)	1.86	0.11
Year ended 2002 (3)	0.77	0.10
Year ended 2001 (2)	0.88	0.23
Year ended 2000 (1)	3.56	0.12

(1)     Traded on the NASDAQ National Market until December 29, 2000, and subsequently on the Over-the-Counter Bulletin Board.
(2)     Traded on the Over-the-Counter Bulletin Board until June 21, 2001, and subsequently on the NASDAQ SmallCap Market.
(3)     Traded on the NASDAQ SmallCap Market throughout the period.
(4)     Traded on the NASDAQ SmallCap Market until November 19, 2003, and subsequently on the Over-the-Counter Bulletin Board.
(5)     Traded on the Over-the-Counter Bulletin Board throughout the period, and continues to trade there today.

B. Plan of Distribution.  Not Applicable

D. Selling Shareholders.  Not Applicable

E. Dilution.   Not Applicable

F. Expenses of the Issue.  Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

A. Share Capital.  Not Applicable

B. Memorandum Articles of Association

In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the new Companies Law –1999 and was amended most recently in March 2005. Since our articles of association were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our articles of association are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law. Similarly, in all places where our articles of association refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the articles of association shall be understood to be referring to the relevant section of the Companies Law.

Our shareholders approved our articles of association on September 2, 1992. Our objectives as stated in our Memorandum of Association are as follows:

—	to engage in all types of vision systems and optical systems;
—	to engage in all types of computers, software, hardware, in the sphere of automation and computerization;
—	to import, export, develop and manufacture all types of instrument software in all the optic, electronic and computer spheres, to engage in all types of electronic products whatsoever;
—	to manage service and maintenance stations for the repair of optical systems, computer software and electrical products;
—	to engage in software and to market all types of software; and
—	to do any action within the scope of these objectives.

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

Our articles of association require that we hold our annual general meeting of shareholders each year no later than 15 months from the previous annual meeting, at a time and place determined by the board of directors, upon service of at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our articles of association (other than modifications of shareholders rights as mentioned above);
—	appointment or termination of our auditors;
—	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
—	approval of acts and transactions requiring general meeting approval under the Israel Companies Law;
—	increase or reduction of our authorized share capital;
—	any merger as provided in Section 320 of the Israel Companies Law;
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(a) of the Israel Companies Law.

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

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

—	A private placement that meets all of the following conditions:

š	The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital.

š	20 percent or more of the voting rights in the company prior to such issuance are being offered.

š	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law – 1999, certain transactions or a series of transactions are considered to be one private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

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

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company’s issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See also “Item 6A. Directors, Senior Management And Employees – Directors And Senior Management – Approval of Related Party Transactions Under Israeli Law.”

Nasdaq Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

C. Material Contracts

Plan of Arrangement. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Related Party Transactions – Plan of Arrangement and Warrant Distribution” in Item 7 of this Annual Report.

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

Private Placement Investments. Pursuant to a series of private placement transactions with a group of investors, or the Investors, in December 2003 and January 2004, we issued an aggregate of (i) 5,099,911 of our ordinary shares for an aggregate purchase price of $3,927,123, (ii) warrants to purchase 241,800 and 1,118,825 of our ordinary shares with an exercise price of $0.68, $0.85 per ordinary share, respectively, which are exercisable for two years from December 31, 2003; and (iii) warrants to purchase 100,816 and 382,653 of our ordinary shares with an exercise price of, $0.98 and $1.4 per ordinary share, respectively and which are exercisable for two years from January 31, 2004. One of the Investors, Meitav Capital (2002) Ltd., or Meitav, has exercised 241,714 warrants for a purchase price of $ 190,080 (156,000 warrants exercised at $0.68 and 85,714 warrants exercised at $0.98).

Yuravision Acquisition. In June 2004, we completed an investment in Yuravision Co. Ltd. and a series of purchase agreements with certain of its shareholders, increasing our holdings in Yuravision to approximately 51.2%. We have a legal obligation to purchase an additional 18.8% from former share holders of Yuravision. Yuravision is a South Korean developer of visual inspection systems for the microelectronics and display industries. The acquisition of a controlling stake in Yuravision is intended to facilitate our efforts to penetrate the Flat Panel Display (FPD) and display technology markets. Though we initially intended to increase our interest in Yuravision to 100% we are currently renegotiating the terms of this transaction. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business” and Item 4, “Information on the Company – History and Development of the Company”.

        Standby Equity Distribution Agreement. On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we are entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10,000,000 over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. In addition to the 148,438 ordinary shares, we also transferred Cornell, out of the 5,555,555 ordinary shares held in escrow pursuant to the promissory note, a further 869,947 ordinary shares, for which we received proceeds in the amount of $433,000 which were used to repay part of the promissory note . We initially registered 5,555,555 of our ordinary shares for future issuance to Cornell (excluding 148,438 ordinary shares which we issued to Cornell as a commitment fee), based upon a good faith estimate that this would represent the maximum number of shares that we would be required to issue pursuant to advances under the Equity Distribution Agreement. However, due to the fact that our share price on the Nasdaq over-the-counter bulletin board decreased following our registration of these shares, we are currently registering an additional 14,444,445 of our ordinary shares for future issuance to Cornell, which together with the 5,555,555 ordinary shares registered, represents the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to advances under the Standby Equity Distribution Agreement.

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

Promissory Note. On August 26, 2004, we signed a short-term promissory note with Cornell Capital Partners L.P. whereby Cornell agreed to advance us the sum of $4,000,000, which was used to fund the acquisition of ScanMaster. This amount plus interest thereon is repayable by no later than December 31, 2006 or immediately following an event of default, as described below .

        We paid to Cornell Capital Partners, L.P. a commitment fee of five per cent (5%) of the principal amount of the promissory note which was set-off against the first $200,000 payable by us to Cornell Capital Partners, L.P. and a further $15,000 and $25,000 to Butler Gonzalez LLP and Yorkville Advisors Management LLC, respectively. The proceeds of the advance from Cornell were used in order to acquire ScanMaster and fund other acquisition-related expenses.

        The promissory note will become immediately due and payable upon the occurrence of any of the following events of default: (i) failure to pay the amount of any principal or interest when due under the promissory note; (ii) any proceedings under the United States Bankruptcy Code or under any insolvency, reorganization, receivership, readjustment of debt, dissolution, liquidation or any similar law or statute of any jurisdiction is filed by or against us for all or any part of our property; and (iii) failure to perform any of our obligations pursuant to the note and any other ancillary agreement with Cornell.

        As security for repayment of the advance, we: (i) granted Cornell a second ranking floating charge on all of our assets (to the extent permitted under Israeli law) and on the assets of ScanMaster; (ii) issued to the Trustee 5,555,555 of our registered ordinary shares, out of which 869,947 ordinary shares have been released to Cornell for resale, pursuant to the delivery of 9 advance notices under the promissory note; and (iii) issued to the Trustee an additional 2,500,000 of our restricted ordinary shares, all of which have since been released to Yigal Arnon & co. Trust Company, as our nominee. We are currently registering an additional 14,444,445 of our ordinary shares for issuance to Cornell pursuant to the Standby Equity Distribution Agreement.

        According to an agreement entered into between our company and Cornell in May 2005, pursuant to which we amended the original terms of the promissory note, we will repay the advance in monthly installments, out of our working capital. In addition, we may also repay the note out of the proceeds received under the Standby Equity Distribution Agreement. To date, we have repaid $233,000 of the promissory note, out of working capital. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to our Ordinary Shares”.

ScanMaster Acquisition. On September 8, 2004 we purchased all of the outstanding securities of ScanMaster Systems (IRT) Ltd., an Israeli company, and IRT ScanMaster Systms Inc., a New Hampshire corporation, or ScanMaster. In consideration for all the securities of ScanMaster we agreed to issue ScanMaster’s shareholders with 7,414,213 of our ordinary shares and pay them up to $3 million in cash of which $2,700,000 was paid directly to them and an additional $300,000 was placed in escrow until March 1, 2005 to guarantee projected revenues of at least $3,686,400 for ScanMaster for the period from September 1, 2004 until December 31, 2004. The cash consideration was released from escrow on March 27, 2005 to ScanMaster’s shareholders. All of the shares which we agreed to issue to ScanMaster’s shareholders were placed in escrow as follows: (i) an aggregate of 3,707,107 ordinary shares were placed in escrow until receipt of a tax ruling from the Israeli tax authorities relating to the deferment of capital gains tax due on our ordinary shares which were issued to the shareholders of ScanMaster as part of the consideration for the acquisition, until their sale by the shareholders; (ii) 1,718,749 ordinary shares were placed in escrow until March 15, 2007 as a guarantee for certain representations and undertakings of some of ScanMaster’s former shareholders; and (iii) an aggregate of 1,988,357 ordinary shares was released from escrow on May 9, 2005 upon meeting a projected revenues of $6,148,000 for ScanMaster for the period from September 1, 2004 until March 31, 2005.

The funds for the acquisition were drawn from our equity line with Cornell Capital.

Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders own approximately 27.9% of our share capital, and our shareholder equity will exceed to $4.7 million.

D. Exchange Controls

The Government of Israel recently replaced the general prohibition under the Israel Currency Control Law. Pursuant to the new general permit, most transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date that the payment is made in U.S. Dollars. For further discussion with respect to such currency fluctuation, see Item 5, “Operating And Financial Review And Prospects – Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets.”

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 35% of taxable income in the 2004 tax year, 34% in the 2005 tax year, 32% in the 2006 tax year and 30% in the 2007 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A recent amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

The entitlement to the above benefits is conditional upon fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and a company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties.

Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates (36%).

A company that elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the Amendment

As a result of the Amendment, a company is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking Governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment (a “Benefited Enterprise”). Companies are also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years, such period concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company” which is a company at least 49% of which is owned by non-Israeli residents. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until recently, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has set forth certain exceptions to this rule, however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits:

    (a)        Amortization of purchases of know-how and patents over eight years for tax purposes.

    (b)        The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

    (c)        Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

    (d)        Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

    (e)        Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

        (a)A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

        (b) Depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

        (c) Gains from the sale of certain traded securities are fully taxable notwithstanding the exemptions or reduced tax rates which might otherwise apply to those securities.

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%. This will be the case provided our securities are listed for trading on the NASDAQ or are listed on another designated foreign stock exchange or on the Tel Aviv Stock Exchange. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments) 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

        In any event, under the US-Israel Tax Treaty, a US treaty resident may in general only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

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

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2002, 2003 and 2004 (the regular rate of corporate tax being 35% in 2004).

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets of ours and ScanMaster Ltd., we are entitled to various tax benefits.

The main tax benefits available to us and ScanMaster Ltd. are:

(a)	Reduced tax rates:

(i)	The Company

Tax exemption during the period of benefits – 10 years – commencing in the first year in which we earn taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

We have three approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, and 1997, respectively. The periods of benefits for the first and second approved enterprise expired in 2003 and 2004, respectively. The periods of benefits for the third approved enterprises will expire in 2006.

In the event of distribution of cash dividends from income, which was tax exempt as above, we would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

In 2005, we received from the Investment Center the instrument of approval for its fourth approved enterprise.

(ii)	ScanMaster Ltd.

During the period of benefits – 7 years – commencing in the first year in which the company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

Tax exemption on income from approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively. The period of tax benefits in respect of the first approved enterprise has expired. The period of tax benefits in respect of the second approved enterprise will expire in 2008. The third approved enterprise has not yet been activated.

On March, 2004 ScanMaster Ltd. was warned by the Investment Center that their second approved enterprise status may be withdrawn, a decision which we plan to appeal in the near future. In the event such approved enterprise status is cancelled, we do not believe that we will be subject to penalties since a grant has not been received and tax benefits were not used.

Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $6,000, $3,000 and $6,000, outside of Israel in 2004, 2003 and 2002, respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.

We received final tax assessments for the years since our incorporation ending and including December 31, 2000. ScanMaster Ltd. received final tax assessments through the tax year 2001. Our other subsidiaries have not received final tax assessments since their respective incorporations.

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

Interest Rate Risk on Investments. We maintain a strict, conservative investment policy, which ensures the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. According to this policy, we invest in bank deposits and in high-level marketable securities. Our cash and cash equivalent as of December 31, 2004, consisted primarily of demand deposits. A material change in yields of the securities in which we invest, and in our liquidity requirements before the maturity of our investments, may have an effect on our financial results and cash flow. However, due to the nature of our cash and cash equivalents and short-term investments, we have concluded that we do not have material market risk exposure.

Interest Rate Risk on Liabilities. As of December 31, 2004 we had liabilities in the amount of $5.2 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $23 thousands. The increase in interest rates in 2004 did not result in any material change to our liabilities. As of December 31, 2004 we had accounts payable in the amount of $9 millions. Our accounts receivable are held in foreign currencies and are not linked to any interest rates. Consequently, the decrease in interest rates in 2004 did not result in any change to our accounts payable. As of December 31, 2004 we did not have any hedging transactions that mitigate interest rate fluctuations.

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

Costs not effectively denominated in U.S. Dollars are translated to U.S. Dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions, and a decrease in the value of that currency relative to the Dollar will decrease the Dollar reporting value for those transactions. This effect on the Dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. Due to the instability of the foreign currency markets, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in U.S. Dollars and currencies other than NIS, and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. For more information, see the discussion regarding inflation in Item 3, “Key Information – Risk Factors – General Risks” and Item 5, “Operating and Financial Review and Prospects – Operating Results – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets”.

As of December 31, 2004 we had a credit facility in NIS, consequently we had no market risk resulting from any increase in the year-end NIS/Dollar and the Euro/Dollar exchange rate.

As of December 31, 2004, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1.9 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $211,000.

Equity Price Risk

As of December 31, 2004, we did not have any marketable securities recorded at a fair value.

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

The following table presents fees for professional audit services rendered by Price Waterhouse Coopers and Ernst & Young for the audit of our consolidated annual financial statements for the year ended December 31, 2003 and 2004.

	2004 $000	Percentage	2003 $000	Percentage

Audit Fees(1)	119	69%	52	73.6%
Audit-Related Fees	28	-	-	-
Tax Fees(2)	-	16%	7	9.9%
All Other Fees(3)	25	15%	11.6	16.5%
Total	172	100%	70.6	100%

(1)	“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by PWC. Any services provided by PWC that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D	Exemptions from the Listing and Standards of Audit Committees

As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The discussion relating to the purchase of our securities by Altro is incorporated herein by reference to Item 7, “Major Shareholders and Related Party Transactions –Related Party Transactions”.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-45.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	4.2 Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Amendment No.1 to License Agreement dated June 12, 1996 between Elbit Ltd., Elbit Vision Systems Ltd., and Dr. Ilan Tamches, dated May 12, 2002.(4)

4.4	Share Purchase Agreement dated February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH(3)

4.5	Shareholders Agreement dated March 18, 2001 between Elbit Ltd., Altro Warenhandels GmbH and Nir Alon(3)

4.6	Amendment to the Shareholders Agreement dated September 8, 2004, among Elbit Ltd., Altro Warenhandels GmbH, Nir Alon, Nir Alon Holding GmbH, M.S. Master Investments (2002) Ltd., S.R. Master Investments (2002) Ltd., RD Master Investments (2002) Ltd. and Avner Shachman (*)

4.7	Amendment to the Share Purchase Agreement of February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH, dated March 18, 2002(4)

4.8	Share Purchase Agreement dated March 18, 2002, between Elbit Vision Systems Ltd. and Altro Warenhandels GmbH(4)

4.9	Form of Warrant Agreement and Warrant Certificate issued to Shareholders pursuant to the Warrant Distribution(6)

4.10	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and STIC Angel Investment Partnership No. IV(5)

4.11	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Yuravision Co. Ltd.(5)

4.12	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and Kuen Yu Liu(5)

4.13	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Professor Whoi Yul Kim and Hoe Choon Kim(5)

4.14	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.(6)

4.15	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd.(6)

4.16	Registration Rights Agreement, dated March 30, 2004 between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (7)

4.17	Amendment to the Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd., dated June 24, 2005. (7)

4.18	Investment Agreement, dated August 26, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.(7)

4.19	Promissory Note dated August 26, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (7)

4.20	Security Agreement dated August 26, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (7)

4.21	Security Agreement dated August 26, between Cornell Capital Partners LLP and EVS Inc. (7)

4.22	Pledge and Escrow Agreement dated August 26, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (7)

4.23	Share Purchase Agreement dated August 6, 2004, by and among Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd., and IRT ScanMaster Systems Inc.(*)

4.24	Amendment to Share Purchase Agreement dated September 1, 2004, by and among Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd., and IRT ScanMaster Systems Inc. (*)

4.25	Amendment to Investment Agreement, dated May 2004, between Cornell Capital Partners LLP and EVS Inc.(*)

8.1	List of subsidiaries (*)

10.1	Consent of Luboshitz Kasierer, certified public accountants (Israel) (*).

10.2	Consent of Kesselman & Kesselman, certified public accounts (Israel) (*)

10.3	Consent of Ernst & Young, Hang Young, certified public accountants (Republic of Korea) (*)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002(*)

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002(*)

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002(*)

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002(*)

(*)	Filed herewith

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(2)	English translation or summary from Hebrew original.
(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.
(5)	Incorporated by reference from our Report of Foreign Issuer on Form 6-K, File No. 000-28580, filed with the Commission on June 8, 2004.
(6)	Incorporated by reference from our Registration Statement on Form F-2, File No. 333-11095, filed with the Commission on May 3, 2004
.(7)	Incorporated by reference from our Registration Statement on Form F-2, File No. 333-120034, filed with the Commission on October 28, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Yoqneam, State of Israel, on this 14th day of July 2005.

ELBIT VISION SYSTEMS LTD. BY: /S/ MENASHE SHOHAT —————————————— Menashe Shohat Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) 1 Nathanson Street Haifa 33034 Israel Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ELBIT VISION SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 2.7% of total consolidated assets as of December 31, 2004, and whose revenues included in consolidation constitute approximately 6% of total consolidated revenues for the year ended December 31, 2004. The financial statements of the above subsidiary were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Haifa, Israel	Kesselman & Kesselman
July 14, 2005	Certified Public Accountants (Isr.)

■	ERNST & YOUNG HAN YOUNG Yeoido Post Office Box 428 25-15, Yeoido-dong Youngdeungpo-gu, Seoul 150-010 Korea	■	Phone: 3787-6600, 3787-6800 Fax : 783-5890, 785-6991 786-6956, 786-6957 761-5084, 783-4866

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Yuravision Co., Ltd.

We have audited the balance sheet of Yuravision Co., Ltd. (the “Company”) as of December 31, 2004, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the seven-month period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations and its cash flows for the seven-month period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 14. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seoul, Korea
July 8, 2005

F - 2a

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of operations, changes in shareholder’s equity and cash flows of the Company and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Luboshitz Kasierer
An affiliate member of Ernst & Young International

Haifa, Israel
June 25, 2003

F - 2b

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2004	2003
		U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		1,222	1,789
Restricted deposit	13	768	537
Accounts receivable:	14a
Trade		2,287	1,021
Other		980	620
Inventories	3	4,682	3,139

T o t a l current assets		9,939	7,106

INVESTMENTS AND LONG-TERM RECEIVABLES:
Funds in respect of employee rights upon retirement	7	1,389	622
Other long-term receivables	4	187	99

		1,576	721

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	5	1,057	414

OTHER ASSETS AND DEFERRED CHARGES -	6
net of accumulated amortization:
Goodwill		2,448
Other intangible assets		4,090
Deferred charges		343

		6,881

T o t a l assets		19,453	8,241

) Chairman of the Board
——————————————
Nir Alon	) of Directors

) Chief Executive Officer
——————————————
Menashe Shohut	)

		December 31
	Note	2004	2003
		U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	14c	1,394	1,006
Current maturities of loan from shareholder	8	160	160
Credit from Cornell Capital Partners L.P.	10a5)	3,328
Accounts payable and accruals:
Trade		2,450	651
Deferred income	1j,14d	789	78
Other	14b	6,637	2,704

T o t a l current liabilities		14,758	4,599

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	8	408	287
Liability for employee rights upon retirement	7	2,141	979

T o t a l long-term liabilities		2,549	1,266

COMMITMENTS AND CONTINGENT LIABILITIES	9

T o t a l liabilities		17,307	5,865

SHAREHOLDERS' EQUITY:	10
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2004
20,000,000 ordinary shares as of December 31, 2003
Issued and outstanding:
December 31, 2004 - 25,681,743 Ordinary shares;
December 31, 2003 - 13,006,466 Ordinary shares		3,863	1,856
Receipts on account of shares to be allotted		70	140
Warrants		496	267
Additional paid-in capital		22,039	18,662
Differences from translation of foreign currency financial statements of
subsidiary		132
Accumulated deficit		(24,454)	(18,549)

T o t a l shareholders' equity		2,146	2,376

T o t a l liabilities and shareholders' equity		19,453	8,241

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	2004	2003	2002
		U.S. dollars in thousands (except per share data)

REVENUES:
Sale of products		8,751	4,043	4,773
Services rendered		2,209	2,285	2,455

		10,960	6,328	7,228

COST OF REVENUES:	14e
Cost of products sold		7,027	2,294	2,723
Cost of services rendered		1,515	1,454	1,937

		8,542	3,748	4,660

GROSS PROFIT		2,418	2,580	2,568
RESEARCH AND DEVELOPMENT COSTS - net	14f	2,456	1,431	1,340
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		3,527	1,598	1,545
General and administrative		2,153	637	1,404

OPERATING LOSS		(5,718)	(1,086)	(1,721)
FINANCIAL INCOME (EXPENSES) - net	14g	(297)	60	34
OTHER INCOME		116	47	9

LOSS BEFORE TAXES ON INCOME		(5,899)	(979)	(1,678)
TAXES ON INCOME	11d	6	3	6

LOSS FOR THE YEAR		(5,905)	(982)	(1,684)

LOSS PER SHARE - BASIC AND DILUTED	1q	(0.32)	(0.10)	(0.17)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE - BASIC AND
DILUTED (IN THOUSANDS)
		18,724	10,175	10,167

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Receipts on account of shares to be allotted	Warrants (see notes 2a,10a))	Additional paid-in capital	Differences from translation of foreign currency financial statements of subsidiary	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE AT DECEMBER 31, 2001	10,167	1,208			17,785		(15,883)	3,110
CHANGES DURING 2002 -
loss							(1,684)	(1,684)

BALANCE AT DECEMBER 31, 2002	10,167	1,208			17,785		(17,567)	1,426
CHANGES DURING 2003:
Loss							(982)	(982)
Issuance of share capital and warrants (note 10a)	2,769	633		*267	*865			1,765
Employee stock options exercised and paid	70	15			12			27
Receipts on account of shares to be allotted (note 10a)			140					140

BALANCE AT DECEMBER 31, 2003	13,006	1,856	140	267	18,662		(18,549)	2,376

CHANGES DURING 2004:
Loss							(5,905)	(5,905)
Currency translation differences						132		132

Total comprehensive loss								(5,773)
Employee stock options exercised and paid	393	85						85
Receipts on account of shares to be allotted (note 10a)			*424					424
Issuance of share capital and warrants (notes 2a,2b, 10a)	11,957	1,848	(494)	*300	*3,161			4,815
Warrant exercised and paid (note 10a)	326	74		(71)	216			219

BALANCE AT DECEMBER 31, 2004	25,682	3,863	70	496	22,039	132	(24,454)	2,146

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	(5,905)	(982)	(1,684)
Adjustments to reconcile loss to net
cash provided by or used in operating activities:
Depreciation and amortization	1,047	238	256
Trading marketable securities - net			812
Liability for employee rights upon retirement	(56)	228	155
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(288)	(342)	516
Other	278	(207)	(111)
Increase (decrease) in accounts payable and accruals:
Trade	451	39	(339)
Deferred revenues	(79)	(955)	(701)
Other	1,887	139	64
Decrease in inventories	803	72	940

Net cash used in operating activities	(1,862)	(1,770)	(92)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries consolidated for the first time(a)	(4,035)
Purchase of property and equipment	(243)	(156)	(49)
Collection of long-term receivables	18	43	24
Investment in long-term deposits	(50)	(5)	(8)
Redemption of (investment in) restricted deposit	434	(537)
Proceeds from disposal of property and equipment		43	1
Long-term loan granted	(8)	(61)
Amounts carried to other assets and deferred charges	(310)
Funds in respect of employee rights upon retirement	(27)	(191)	(5)

Net cash used in investing activities	(4,221)	(864)	(37)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants -net of issuance costs	2,265	1,765
Short-term credit from bank - net	(564)	1,006
Proceeds from exercise of options and warrants	304	27
Receipts on account of shares to be allotted		140
Discharge of long-term loan from shareholder	(80)
Discharge of long-term loans from bank	(22)
Short-term credit received from Cornell Capital Partners L.P. - net	3,601

Net cash provided by financing activities	5,504	2,938

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	12

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(567)	304	(129)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,789	1,485	1,614

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	1,222	1,789	1,485

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid	71	20

Income taxes paid - net	7	16	15

(Concluded) - 2

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

2004
U.S. dollars in thousands

(a) Acquisition of subsidiaries consolidated
for the first time, see also note 2:
Assets and liabilities of the subsidiaries at date of
acquisition:
Working capital (excluding cash and cash equivalents)	9
Fixed assets	618
Long-term receivables	982
Other assets	4,661
Long-term loans and other liabilities	(1,724)
Goodwill arising on acquisition	2,296

6,842
Less:
Issuance of share capital and warrants (see b3) hereafter)	(2,501)
Legal commitment to acquire 19% of Yuravision Co.
Ltd.'s shares (see also note 2a)	(306)

4,035

(b)	Supplementary information on financing activities not involving cash flow:

1)	In 2004, the Company repaid $ 273,000, which constitutes part of a loan received from Cornell Capital Partner L.P. Repayment was made by way of issuance of shares. The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

2)	In 2004, the Company issued Cornell Capital Partners L.P. and Newbridge Securities Coporation 156,250 of its ordinary shares in an amount equivalent to $ 200,000 as part of the Standby Equity Distribution Agreement (see note 10a5)). .The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

3)	Part of the acquisition of the subsidiaries was executed through issuance of share capital and warrants in an amount equivalent to $ 2,501,000.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, applied on a consistent basis are as follows:

a.	General:

1)	Nature of operations

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rending services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In June 2004, the Company expanded its activities and entered into new fields of operations through the acquisition of 70% of Yuravision Co. Ltd.‘s (“Yuravision”) shares, a South Korean developer of visual inspection software and systems for the microelectronics industry and display industries. In September 2004, the Company also completed its acquisition of entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively –“ScanMaster”). ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection (see note 2).

The Group relies on a small number of customers for a significant portion of its revenues (see also note 16d). As to Business and Geographical segments – see note 16c.

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

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory. These estimates are discussed further throughout the accompanying notes.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	Functional currency:

(a)	The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted, except for its Korean subsidiary (see c. below), is the U.S. dollar (the “dollar”).

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

(b)	The exchange rate of the U.S. dollar at December 31, 2004 was NIS 4.308 (December 31, 2003 – NIS 4.379, December 31, 2002 – NIS 4.737).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. As to companies consolidated for the first time, see note 2.

2)	The cost of the assets and liabilities of consolidated subsidiaries is based on the fair value attributed to them at date of investment in those companies.

3)	Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside of the Company and its subsidiaries, have also been eliminated.

c.	Translation of financial statements of Yuravision drawn up in Korean currency

The amounts (in terms of Korean Won) included in the financial statements of Yuravision, drawn up in Korean Won, are dealt with, for the purpose of consolidation, as follows:

The operating results and cash flows of Yuravision are translated into U.S. dollars at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates). Balance sheet items, including the balances of fair value adjustments made, and goodwill recognized, on the acquisition of Yuravision, are translated at the exchange rate at the end of the year.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Exchange differences arising from the translation of the net investment in Yuravision are carried as a separate item within shareholders’ equity (“differences from translation of foreign currency financial statements of a subsidiary”). Upon disposal of the investment in the Yuravision, these exchange differences will be carried to the income statement, as part of the gain or loss recognized on the disposal.

d.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from the date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2004 and 2003, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, Far East, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:
    Raw materials and spare parts – on moving average basis.
Product in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

g.	Property and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20
Building	2.5-5

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Other assets and deferred charges:

1)	Goodwill

In accordance with FAS No. 142: “Goodwill and Other Intangible Assets”, goodwill is not amortized, but rather tested for impairment at least annually. The Company’s reporting units consist of reportable segments; goodwill is allocated to the ultrasonic inspection segment and the microelectronics and inspection display segment (see also note 16).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year 2004.

2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives.

Annual rates of amortization are as follows:

%

Technology	10;33 (mainly 10%)
Customer relations	8.33
Distribution network	10;16.6
Brand name	8.33

The backlog is amortized according to revenues, which are derived from specific orders.

3)	Deferred charges

Relating to Standby Equity Distribution Agreement and Promissory Note Agreement, which have been signed between the company and Cornell Capital Partners L.P. (hereafter – Cornell). The deferred charges include prepaid issuance costs, which are carried to shareholders’ equity as issuance costs upon the issuance of company shares to Cornell, and commitment fees, which are carried to company’s results of operations over the period of the Promissory Note Agreement signed with Cornell (see also note 10a5).

i.	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition:

1)	Sale of products:

a.	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b.	Acceptance clause, customers’ support service and warranty

The Group distinguishes between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by the Company) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between the Company and its customers are substantially different from the terms of the agreements between ScanMaster and its customers. Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case. Set forth bellow are the main accounting policies applied by each of the companies:

The Company

In case that Company’s agreement with the customer includes an “acceptance”clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer. In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype the system’s performance. In case that the systems performance meets the customer’s requirements, he purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

In some cases, the Company grants its customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. In those cases, upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the abovementioned period.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer. Also, unlike in the case of the company, ScanMaster does not grant its customers a trial period in the normal course of business.

The agreements with the clients do not include the right of the clients to a refund in case the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has not past installation experience and sales of products, in installation of which the company is well experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 1%-3% of the sales, based on past experience.

c.	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

d.	Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”

“EITF”00-21 addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company’s adoption of EITF Issue 00-21 in the year ended December 31, 2003 has had no significant impact on its financial position or results of operations to date.

e.	“EITF” 99-19 – “Recording Revenue Gross as Principal versus Net as an Agent”

Revenue from third-party sales is recorded according to the criteria established in EITF 99-19, and Staff Accounting Bulletin (SAB) 104. Revenue is recorded at gross amount for transactions in which the Group is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2004 and 2003 include amounts of revenues that were invoiced and due on delivery, but deferred less applicable product and warranty costs.

k.	Research and development

Research and development expenses are charged to income as incurred. Government funding for development of approved projects, the success of which is uncertain when received, is recognized as a reduction of expenses as the related cost is incurred.

m.	Advertising expenses

Advertising expenses are charged to income as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $ 132,000, $ 45,000, and $ 18,000, respectively.

n.	Deferred income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

2)	Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in the computation of deferred taxes, as it is the Company’s intention to hold these investments, not to realize them.

o.	Stock-based compensation

1)	The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	$ in thousands (except per share data)

Loss, as reported	5,905	982	1,684
Add - stock-based employee compensation
expense determined under fair value method	988	145	270

Pro forma loss	6,893	1,127	1,954

Loss per share:
Basic and diluted - as reported	$0.32	$0.10	$0.17

Basic and diluted - pro forma	$0.37	$0.11	$0.19

As to information about the stock option plans and assumptions used in calculating the pro forma information, see note 10b.

p.	Comprehensive loss

In addition to loss, other comprehensive loss includes exchange differences arising from the translation of the net investment in subsidiary.

q.	Loss per share (“LPS”)

Basic LPS is computed based on the weighted average number of shares outstanding during each year. 3,707,000 ordinary shares, which were issued and were placed in escrow (see note 2b) were reflected in basic and diluted LPS shares. All options and warrants, were not reflected in diluted LPS for all periods presented, because the effect of such options and warrants is antidilutive. Total common stock equivalents, related to options and warrants, is 6,262,882, 2,592,000, and 2,000,000 shares for the years 2004, 2003 and 2002, respectively.

r.	Reclassification

Certain comparative figures have been reclassified to conform to the current year Presentation.

s.	Recently issued accounting pronouncements:

1)	FAS 123 (Revised 2004) Share-based Payment

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123. The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2006), based on the awards outstanding as of December 31, 2004, will not have a material effect on the Company’s financial statements.. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

4)	EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.”EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

5)	FAS 154 – Accounting Changes and Error Corrections

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – CONSOLIDATED SUBSIDIARIES:

a.	Acquisition of Yuravision

On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision (as to the nature of operation of Yuravision, see note 1a1)).

Pursuant to the term sheet, through May 31, 2004, the Company entered into a series of purchase agreements with some of Yuravision’s shareholders. Under those agreements, the Company purchased 51% of Yuravision’s shares for an aggregate amount of $ 1,014,000, in cash and has a legal commitment to purchase additional 19% of Yuravision shares.

The said shares, which represent a holding of app. 19% in Yuravision, shall be purchased in cash payment of $ 306,000 , or by way of swap transaction.

Under the swap transaction, the company is to purchase these shares in consideration for the issuance of 320,547 company shares (at a conversion rate of 0.955455). As of December 31, 2004, the company recorded in its books of accounts an investment representing the holding of app. 70% in Yuravision and recorded the said liability to purchase the shares as a short-term liability.

The manner in which the purchase will be made (cash or swap transaction) is to be determined by the sellers.

In addition to the cash payment, the Company issued to one of Yuravision’s shareholders warrants to purchase 50,000 of the Company’s shares, at an exercise price of $ 0.75; the warrants are exercisable for a period of two years from the date of issuance. The weighted fair value of the warrants granted was $ 0.6. The said fair value was determined in accordance with the Black&Scholes model, based on the following assumptions: dividend yield – 0%; expected volatility – 146%; risk free interest – 2.1%; expected life – 1 year.

The total cost of acquisition amounted to $ 1,484,000 (including legal fees and other direct costs of $ 134,000, and the aggregate fair value of the warrants issued to Yuravision’s shareholder of $ 30,000).

The results of Yuravision’s operations have been included in the consolidated financial statements as from June 1, 2004.

Upon purchase of Yuravision, the Company has fully undertaken upon itself the capital deficiency Yuravision had as of date of purchase (the minority shareholders of Yuravision are not committed to bear any losses in excess of their investment). As long as Yuravision has a capital deficiency, the Company fully presents its share (100%) in the profits, or losses of Yuravision.

Under the purchase agreements: the Company is to acquire the remaining 30% of Yuravision’s shares. The acquisition of the remaining 30% will be carried out either by cash payment or by share swap transaction. Under the share swap transaction, the Company will offer 7.209 of its ordinary shares at a nominal value of NIS 1.0 per share in consideration for each of the shares of Yuravision at a par value of Korean Won 5000 per share, held at that time by the shareholders of Yuravision. Under the cash transaction, the Company will acquire Yuravision’s shares for a purchase price of U.S. $ 6.8885 per share. As part of the cash payment or swap transaction, the Company has undertaken to issue to Yuravision’s shareholders warrants to purchase 575,000 of the Company’s shares, at an exercise price of $ 0.75; the warrants will be exercisable for a period of two years from the date of issuance.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – CONSOLIDATED SUBSIDIARIES (continued):

The purchase of the remaining 30% of Yuravision’s shares is dependent upon the seller’ approval for the completion of the transaction. Therefore, this purchase has not yet been reflected in the company’s books of accounts as of December 31, 2004.

As of December 31, 2004, the sellers did not exercise their option relating the selling of their holding in Yuravision.

The Company and the remaining shareholders of Yuravision are negotiating the terms for implementing the agreement to purchase the remaining 30% of Yuravision’s shares.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At June 1, 2004 ($ in thousands)

Current assets	160
Long-term receivables	44
Property, plant, and equipment	360
Intangible assets	508
Goodwill	1,332

Total assets acquired	2,404
Current liabilities	(609)
Long-term liabilities	(311)

Total liabilities assumed	(920)

Net assets acquired	1,484

Of the $ 508,000 of acquired intangible assets, $ 279,000 were assigned to current technology, which represents patent and other intellectual properties (3 years useful life); $148,000 were assigned to distribution networks (6 years useful life), and the remaining $ 81,000 were assigned to backlog Yuravision has; the $ 1,332,000 of goodwill, was assigned to the micro electronics and display inspection segment.

As to pro forma data – see d. below.

b.	Acquisition of ScanMaster

In September 2004, the Company acquired 100% of the shares of ScanMaster (as to the nature of operations of ScanMaster – see note 1a1)).

The Company acquired ScanMaster for total consideration in the amount of $ 8,201,000 (including estimated direct transaction costs amounting to $ 159,000). The consideration for the acquisition of ScanMaster consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of the Company, which represented approximately 27.9% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per Company’s shares for the period of two days before through two days after the announcement of the agreement. For the purposes of the financial statements as of December 31, 2004, the acquisition cost was recorded at the amount of $ 5,680,000, after eliminating a consideration of $ 2,521,000 in shares, which are considered as contingent consideration, and are placed in escrow as follows:

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – CONSOLIDATED SUBSIDIARIES (continued):

An aggregate of 3,707,106 ordinary shares were placed in escrow as follows: (i) 1,718,749 ordinary shares – until March 15, 2007, as a guarantee for certain representations and undertakings of some of ScanMaster’s former shareholders (mainly for certain issues with respect to the Israeli Tax Authorities) and (ii) an aggregate of 1,988,357 ordinary shares – until June 1, 2005, to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until March 31, 2005 (The said shares were released from escrow in May 2005).

A cash amount of $300,000, which was placed in escrow to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until December 31, 2004, was paid in March 2005.

The results of ScanMaster’s operations have been included in the consolidated financial statements as from September 8, 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At September 8, 2004 ($ in thousands)

Current assets	5,573
Long-term receivables	924
Property, plant, and equipment	272
Intangible assets	4,153
Goodwill	964

Total assets acquired	11,886

Current liabilities	(4,793)
Long-term liabilities	(1,413)

Total liabilities assumed	(6,206)

Net assets acquired	5,680

Of the $ 4,153,000 of acquired intangible assets, $ 1,802,000 were assigned to current technology, which represents patent and other intellectual properties (10 years useful life); $ 1,110,000 were assigned to customer relations (12 years useful life), $ 338,000 were assigned to distribution networks (10 years useful life), $ 489,000 were assigned to ScanMaster’s brand name (12 years useful life) and $ 414,000 were assigned to backlog; $ 964,000 representing the goodwill, was assigned to the non-destructive automated inspection segment.

As to proforma data, see d. below.

c.	Hereafter are the unaudited pro forma combined condensed income statements for the years ended December 31, 2004 and 2003, assuming that the acquisition of ScanMaster and Yuravision occurred at the beginning of the respective periods, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $ 905,000, and decreasing financial expenses in respect of the Company’s receiving a credit of $ 4,000,000 from Cornell Capital Partners L.P.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – CONSOLIDATED SUBSIDIARIES (continued):

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2004 and 2003, nor is it necessarily indicative of future results.

	2004	2003
	$ in thousands (except per share data)
	(Unaudited)

Revenues	13,743	14,065

Loss	(8,620)	(2,977)

Loss per share - basic and diluted	(0.36)	(0.17)

d.	As to deferred income taxes in respect of the assets acquired and liabilities assumed at the date of the above acquisition, see note 11e.

NOTE 3 – INVENTORIES:

	December 31
	2004	2003
	$ in thousands

Raw materials	1,530	744
Spare parts	1,168	786
Work in process	1,331	556
Finished products*	653	1,053

	4,682	3,139

* Mainly systems in trial by customers (see note 1j)).

NOTE 4 – OTHER LONG-TERM RECEIVABLES

	December 31
	2004	2003
	$ in thousands

Deposits on leased vehicle (see also note 9a2)(b)	38	26
Loan to employees(1) (see also note 9b1))	7	12
Loan to other(2)	61	61
Prepaid expenses	81

	187	99

(1)	The loans are mainly denominated in NIS and linked to the Israeli CPI.
(2)	Representing a loan to a company, convertible into 8% of this company’s share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. On July 22, 2004, the Company requested, pursuant to the loan agreement, to convert the loan to 197,217 shares of the Company. To date, the conversion of the loan has not yet been executed. The Company assures that the said conversion will be completed by the end of 2005.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31
	2004	2003
	$ in thousands

Machinery and equipment	2,038	1,762
Leasehold improvements	495	452
Office furniture and equipment	540	399
Vehicles	193	43
Land and buildings	248

	3,514	2,656
Less - accumulated depreciation and amortization	2,457	2,242

	1,057	414

b.	Depreciation and amortization expenses totaled $ 269,000, $ 238,000, and $ 256,000, in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 6 – OTHER ASSETS AND DEFERRED CHARGES:

a.	Intangible assets:

	December 31, 2004
	Gross carrying amount	Accumulated amortization
	U.S. dollars in thousands

Technology	2,105	110
Customer relations	1,110	36
Distribution network	502	26
Brand name	489	14
Backlog	495	425

	4,701	611

Aggregate amortization expense for the year ended December 31, 2004 is U.S. $ 611,000.

Estimated amortization expense for the following years, subsequent to December 31, 2004:

U.S. dollars in thousands

Year ended December 31:
2005	549
2006	479
2007	429
2008	393
2009	393

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – OTHER ASSETS AND DEFERRED CHARGES (continued):

b.	Deferred charges*

	December 31, 2004
	Gross carrying amount	Accumulated amortization
	U.S. dollars in thousands

Share issuance costs(1)	204
Commitment fees - related to
credit provided by Cornell(2)	306	167

	510	167

*	Relating to Standby Equity Distribution Agreement and Promissory Note Agreement signed between the Company and Cornell – see also notes 1h3) and 10a5).

(1)	Prepaid share issuance costs

These include direct issuance costs and part of the commitment fees paid to Cornell, allocated to future issuances (see note 10a5)). The said costs will be carried to company’s shareholders’ equity as issuance costs upon the issuance of shares to Cornell, under the Standby Equity Distribution Agreement.

(2)	Commitment fees

The said costs are amortized over the period of the Promissory Note, in proportion to the balance outstanding and are carried to financial expenses. The said costs are composed as follows: (i) an amount of $ 230,000, which have been deducted from the amount of the Promissory Note that was granted to the company, as of August 26, 2004. (ii) an allocation of 40% of the commitment fees paid to Cornell, under the above agreement.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Group to its Israeli employees is based upon the number of years of service and the latest monthly salary. The liability is partly covered by regular deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees’ names and are, subject to certain limitations, the property of the employees.

The Company and its Israeli subsidiary may only make withdrawals from the funds for the purpose of paying severance pay.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Korean, Dutch, and Israeli subsidiaries in accordance with labor agreements in force and based on salary components, which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 255,000, $ 160,000, and $ 176,000 in the years ended December 31, 2004, 2003, and 2002, respectively. Theearnings on the amounts funded were $ 80,000, $ 54,000, and $ 41,000. forthe years ended December 31, 2004, 2003, and 2002, respectively.

d.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1)	The company expects to contribute in 2005, $369,000 to the insurance companies and provident fund in respect of its severance pay obligation and its defined contribution plan.

2)	The Company expects that the amount, which will be paid in the following five years in respect of future benefits to its employees upon their normal retirement age will not be material.

NOTE 8 – LONG-TERM LIABILITIES – LOANS AND OTHER:

a.	Composed as follows:

	December 31
	2004	2003
	$ in thousands

Loans from banks(1)	250
Other liabilities:
Loan from shareholder(2)	369	447
Income received in advance	18

	637	447
Less - current maturities:
From banks	69
From shareholder (see also note 14c)	160	160

	229	160

	408	287

(1)	The loans are linked to the Korean Won and bear weighted average annual interest rates of 4.7%. The Korea Technology Credit Guarantee Fund has provided a guarantee amounting to $ 144 thousands in respect of the said loans.

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000. In 2004, $ 80,000 were repaid in respect of the said loan.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – LONG-TERM LIABILITIES – LOANS AND OTHER (continued):

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2004	2003
	$ in thousands

Second year	255	160
Third year	89	127
Fourth year	28
Fifth year and thereafter	36

	408	287

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty commitments:

(a)	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 –with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $ 583,000, $ 213,000, and $ 108,000 in the years ended December 31, 2004, 2003 and 2002, respectively, and are included in the statements of operations among cost of revenues.

(b)	The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the government participated by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2004 is approximately 3,800,000 (see (a) and (b) above).

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

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

As a result of the amendment of the agreement, the Company recorded net royalty income of $64,000 in the year ended December 31, 2002. The royalty expenses totaled $ 27,000 and $ 32,000 in the years ended December 31, 2004 and 2003, respectively, and are included in the statements of operations among cost of revenues.

(d)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses in respect of royalties paid to the said supplier amounted to $ 14,000 in the period starting September 8, 2004 through December 31, 2004, and are included in the statements of operations among cost of revenues.

2)	Lease commitments:

(a)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2006-2007.

Minimum lease commitments of the Company and the subsidiary under the above leases, at rates in effect on December 31, 2004, are as follows:

$ in thousands

Year ending December 31:
2005	420
2006	105
2007	20

545

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 240,000, $ 150,000, and $ 247,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

(b)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2005 – 2006 (with prior notice of cancellation clauses).

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2004, are as follows:

$ in thousands

2005	161
2006	139
2007	127

427

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 38,000. Equal to three-month lease payments. The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2004, 2003 and 2002, amounted to $ 194,000, $ 154,000, and $ 204,000.

b.	Contingent liabilities:

1)	The Company guarantees its employees’ bank loans. The Company requires collateral to secure these guarantees. The Company’s maximum exposure under these guarantees is $ 11 thousands.

2)	To secure the Company’s commitment under its sales agreements, the Company provided guarantees to its customers. The guarantees are usually secured by cash advances received from the said customers.

NOTE 10 – SHAREHOLDER’ EQUITY:

a.	Authorized, issued and outstanding shares:

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.OB.

2)	In March 2001, Mr. Alon, the Company’s chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company’s financial results for 2001 met certain minimum thresholds. In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter – Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not done by Altro.

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

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2004, the Company received from Altro an amount of $564,000 (net of issuance costs amounting to $ 30,000) in respect of 1,500,000 shares issued to Altro.

In April 2005, the Company received $ 106,000 in respect of the completion of the transaction.

Also, pursuant to the arrangement, in 2004, the Company distributed, without consideration, warrants to purchase 4,183,950 of its ordinary shares to all of its shareholders on a pro rata basis (other than Altro, Mr. Alon and a group of investors which purchased the Company’s shares in private placements which occurred in December 2003 and January 2004 (see 3) and 4) below. Each warrant is exercisable for a period of four years following the grant date 14 May , 2004, at a price of $0.35 per share.

The fair value of the said warrants granted was $ 0.1. The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest 1.91%, expected life – 2 years.

Through December 31, 2004, warrants to purchase 84,851 shares were exercised by one of the said shareholders.

3)	In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 1,067,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $ 0.85; the warrants are exercisable for a period of 24 months from date of issuance.

Under this agreement, the Company received $ 2,276,360 (net of issuance costs amounting to $ 150,640), in respect of the shares and warrants, issued as above (of which $ 1,765,000 – net of issuance costs of $ 150,640 – were received through December 31, 2003).

The said private investors participating in the issuance of shares and warrants as above, do not participate in the warrant distribution Arrangement mentioned in 2) above.

As part of the issuance as above, the Company issued 293,300 warrants to consultants and providers of financial services (245,300 warrants were issued in December 2003 and 48,000 warrants were issued in January 2004). The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. 51,500 warrants have the same terms as the warrants issued to the investors as above, and 241,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

The Company has divided the amount raised from issuance, as above, between shareholders’equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders’ equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.25. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest rate 1.31%, expected life – 1 year.

In May 2004, warrants to purchase 156,000 shares at an exercise price of $0.68 were exercised by one of the said consultants.

4)	In January and February 2004, the Company issued to several private investors 1,530,612 shares at a price of $0.98 per share and 382,653 warrants for a total consideration of $ 1,330,000 (net of issuance costs amounting to $ 170,000).

Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $ 1.40 per share. The warrants are exercisable for a period of 24 months, commencing in the date of issuance.

As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.

The said warrants are exercisable at a price of $ 0.98 per share for a period of 24 months from the date of issuance.

The Company has divided the amount raised from issuance, as above, between shareholders’equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders’ equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.42. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest rate 1.31%, expected life – 1 year.

In May 2004, warrants to purchase 85,714 shares at an exercise price of $ 0.98 were exercised by one of the said consultants.

5)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years. The price per share payable by Cornell will be determined based on the minimum price of Company’s shares during the five days period following Company’s put notice to Cornell to purchase Company’s shares. Under the said agreement, the Company agrees to pay Cornell commitment fees, which were defined as follows:

a)	For each notice, Cornell will deduct 5% from the price payable for Company’s ordinary shares, as a commitment fee.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

b)	Upon execution of the Agreement, the Company issued Cornell with 148,438 of its ordinary shares in an amount equal to $ 190,000. As to the accounting treatment applied to the said costs, see note 6b.

c)	Upon the first to occur of (i) receipt by the Company of an aggregate of more than $5,000,000 from Cornell pursuant to the Agreement; and (ii) the first put notice to be provided by the Company following the first anniversary of the execution of the Agreement, the Company will issue to Cornell a number of its ordinary shares with a value of $ 150,000, calculated in accordance with the minimum closing bid price of Company shares on the public market on which its shares shall be traded at such time, on the day on which the Company is required to issue the ordinary shares.

In a registration statement, which was declared effective on July 7, 2004, or the Initial Registration Statement, the Company registered 5,555,555 of its ordinary shares for future issuance to Cornell.

On August 26, 2004, the Company signed a short-term Promissory Note with Cornell whereby Cornell agreed to advance the sum of $4,000,000 to the Company as a loan for the acquisitions of ScanMaster and Yuravision (see note 2). This amount is repayable by no later than May 9, 2005, or immediately following an event of default, as defined in the agreement. According to the terms of the note, interest shall commence accruing from the 121st day following the execution of the note at a rate equal to one percent (1%) per month. From the 211th day following the execution of the note, interest shall accrue at a rate equal to two percent (2%) per month. Under the terms of the Promissory Note, the Company has agreed to repay the note either in cash or through the net proceeds to be received by it under the Standby Equity Distribution Agreement.

The Company has included in its accounts interest costs pertaining to the Promissory Note, based on a computation of the weighted interest in respect of the Promissory Note.

The Company paid Cornell a commitment fee of five per cent (5%) of the principal amount of the Promissory Note, and a further $ 30,000 to an affiliate of Cornell and other party. When used for the repayment of the note, proceeds received under the Standby Equity Distribution Agreement, will not be subject to the 5% commitment fee. The Company records in its books of accounts the commitment fees over the period of the Promissory Note (see also note 6b).

As securities for repayment of the advance and the Promissory Note, the Company has: (i) granted Cornell a second ranking floating charge on all of Company’s assets (to the extent permitted under Israeli law) and on the assets of ScanMaster; (ii) issued to a trustee, 5,555,555 of its ordinary shares which are registered (see above), and (iii) Issued to Trustee an additional 2,500,000 of Company’s restricted ordinary shares.

It has also been agreed to reserve an additional 14,444,445 of Company’s ordinary shares for issuance to Cornell pursuant to the Standby Equity Distribution Agreement, and have agreed to file the registration statement covering these shares.

In October 2005, the Company filed an additional registration statement concerning the said 14,444,445 shares. The said filing is still not declared effective.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

As part of the transaction with Cornell, the Company also retained the services of Newbridge Securities Corporation (hereafter – Newbridge), an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. The Company issued Newbridge 7,812 ordinary shares as a placement fee.

The fair value of the said shares is app. $ 10,000. The said costs are included in company’s accounts as deferred share issuance costs, see note 6b.

Through December 31, 2004, the Company repaid $ 394,000 of the Note in cash and $ 273,000 by the issuance of 555,089 shares to Cornell, as stipulated in the said agreement.

As to amendment made to the Promissory Note in 2005, see note 17.

6)	As to shares issued in consideration, and as contingent consideration, for the purchase of the shareholding in ScanMaster, see note 2b.

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company.

The 1996 plans is valid for ten years and will expire February 2006, except for option awards outstanding on that date.

Under the 1996 Plan, options usually vest as follows: 50% – two years after the effective date of grant; 75% – after three years; and 100% – after four years.

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

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

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

Through December 31, 2004, options to purchase 392,598 shares were exercised. The proceeds from the exercise amounted to $ 85 thousands.

The 2000 and 2003 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

These plans are designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

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

ELBIT VISION SYSTEMS LTD.NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2 0 0 4		2 0 0 3		2 0 0 2
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	3,157,086	0.72	2,413,486	0.76	1,447,835	1.11
Changes during the year:
Granted (1)	1,796,000	0.99	934,000	0.57	1,291,400	0.44
Exercised	(392,598)	0.22	(70,450)	0.39
Forfeited	(154,350)	0.56	(119,950)	0.57	(325,749)	1.04

Options outstanding at end of year	4,406,138	0.88	3,157,086	0.72	2,413,486	0.76

Options exercisable at year end	2,335,380	0.94	1,388,682	0.96	1,050,074	1.03

Weighted average fair value of
options granted during the year (2)	0.7		0.24		0.22

(1)	521,000 options granted in 2004 (weighted average exercise price of $0.83 and fair value of $ 0.38), 500,000 options granted in 2003 (weighted average exercise price of 0.77 and fair value of $ 0.22) and 200,000 options, granted in 2002 (weighted average exercise price of $ 1 and fair value of $ 0.05), were granted with exercise price that was above market value. All other grants were made at market value, or near market value exercise price.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2004	2003	2002

Dividend yield	0%	0%	0%

Expected volatility	133%	137%	132%

Risk-free interest rate	3.1%	1.9%	1.5%

Expected life - in years	3.3	3.3	2.3

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SHAREHOLDERS’ EQUITY (continued):

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2004:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Number exercisable at December 31, 2004	Weighted average remaining contractual life
$		Years		Years

3.00	99,447	1.68	99,447	1.68
1.68	110,000	4	110,000	4
1.169	523,639	5.42	523,639	5.42
0.36	293,000	6.07	239,000	6.07
0.48	344,700	7.21	199,400	7.21
0.15	166,352	7.58	89,274	7.58
1.00	200,000	7.58	161,279	7.58
0.2	275,500	8.63	97,250	8.62
0.68	266,000	8.9	144,087	8.90
0.85	234,000	8.90	126,750	8.90
0.83	20,000	8.96	5,000	8.96
1.25	757,500	9.25	281,250	9.24
0.75	595,000	9.46	215,004	9.41
0.8	477,000	9.75
1.2	44,000	9.95	44,000	9.95

	4,406,138	7.99	2,335,380	7.1

c.	Dividends

In the event the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 11 – TAXES ON INCOME:

a.	Corporate taxation in Israel

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli Consumer Price Index (hereafter – CPI). The Company and ScanMaster Ltd. are taxed under this law.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – TAXES ON INCOME (continued):

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

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%.

Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

b)	Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA - tax rate of 39%.
Company incorporated in tne Netherlands - tax rate of 29%.
Company incorporated in Republic of Korea - tax rate of 29.7% on taxable income in excess of 100,000 Korean Won (tax rate of 16.5% apply below 100,000 Korean Won).

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets the Company and ScanMaster Ltd. are entitled to various tax benefits.

1)	The main tax benefits available to the Company and ScanMaster Ltd. are:

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – TAXES ON INCOME (continued):

(a)	Reduced tax rates:

(i)	The Company

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

The periods of benefits for the first and second approved enterprise expired in 2003 and 2004, respectively. The periods of benefits for the third approved enterprises will expire in 2006.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

In 2005, the Company received from the Investment Center the instrument of approval for its fourth approved enterprise.

(ii)	ScanMaster Ltd.

During the period of benefits – 7 years – commencing in the first year in which the company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

Tax exemption on income from approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively. The period of tax benefits in respect of the first approved enterprise has expired . The period of tax benefits in respect of the second approved enterprise will expire in 2008. The third approved enterprise has not yet been activated.

On March,2004 ScanMaster Ltd. received a warning from the Investment Center that the instrument of approval of the second approved enterprise might be cancelled. ScanMaster Ltd. plans to appeal the Investment Center’s decision in the near future. ScanMaster Ltd. has not utilized its tax benefits in respect of this enterprise. In case that the said approved enterprise will be cancelled, the Company estimates that it will not be required to be subject to penalties.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – TAXES ON INCOME (continued):

(b)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

(c)	Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled, and ScanMaster Ltd. and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed. For this purpose, the amount distributed includes the amount of the tax that applies as a result of the distribution.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and ScanMaster Ltd. are “industrial companies” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

d.	Taxes on income:

1)	Loss before taxes on income is composed as follows:

	2004	2003	2002

Domestic	5,699	763	1,763
Subsidiaries abroad	200	216	(85)

	5,899	979	1,678

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1) above), and the actual expense:

	Year ended December 31
	2004	2003	2002

Loss before taxes on income	(5,899)	(979)	(1,678)

Theoretical tax benefit on the above amount	(2,065)	(352)	(604)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not created (see f. below)	2,065	352	604
Other	6	3	6

Actual tax expense	6	3	6

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

e.	Deferred income taxes

1)	The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2004, 2003, and 2002.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in b(a)1) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster and Yuravision also have unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax expenses have been included in these financial statements, as follows:

December 31, 2004
$ in thousands

Provision for vacation pay	90
Accrued severance pay	143
Carryforward tax losses	1,515
Research and development costs	301
Other	31
Less - valuation allowance	(2,080)

-,-

The deferred taxes are computed at the average tax rate of 27% – 35%.

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – TAXES ON INCOME (continued):

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 22 million at December 31, 2004, of which approximately $2 million will expire in 2009. A valuation allowance in the amount of approximately $ 2,080,000 is recorded in respect of deferred tax assets resulting from ScanMaster and Yuravision’s losses (see e above).

g.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2000. ScanMaster Ltd. and Yuravision received final tax assessments through the tax year 2001 and 1999, respectively.

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

NOTE 13 – LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	The Group has registered fixed charge on a bank deposits in favor of a certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see note 9b2).

As of December 31, 2004, the bank deposits amount to $ 768 thousands, out of which $ 528 thousands are linked to the dollar and $ 240 thousands are linked to the Euro; the deposits bear no interest. The deposits are for a period of one Month.

b.	The Company has registered floating charges on all of its assets in favor of banks, lease companies and Cornell (see notes 8, 9a2), 10a5) and 14c).

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31
	2004	2003
	$ in thousands

a. Accounts receivable
1) Trade - allowance for doubtful accounts:
Balance at beginning of year	1,217	1,527
Charged to general and administrative expenses	115	(310)
Add - allowance for doubtful accounts in
respect of the acquired subsidiaries (note 2)	91

Balance at end of year	1,423	1,217

2) Other:
Employees	39	57
Prepaid expenses	412	100
Israeli Government departments and agencies	377	346
Advance to suppliers	115
Sundry	37	117

	980	620

b. Accounts payable and accruals - other:
Employees and employee institutions	971	241
Israeli Government departments and agencies	2,232	1,388
Provision for vacation and recreation pay	539	336
Provision for product warranty	102
Liability for commissions to agents	448	195
Customer advances	1,481	277
Commitment to acquire 19% of Yuravision's shares
(see note 2a))	306
Accrued expenses and sundry	558	267

	6,637	2,704

2004
$ in thousands

The changes in the balance during the year:
Balance at beginning of year	-
Add - allowance for warranty in respect of the acquired subsidiaries	75
Product warranties issued for new sales	55
Changes in accrual in respect of pre-existing Warranties	(28)

Balance at end of year	102

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Credit from banks:

Composed as follows:

	% interest rate as of December 31, 2004	December 31
		2004	2003
		$ in thousands

Unlinked credit from bank*	7	233	195
Short-term loans from banks:
Linked to the dollar	4.6	607	-
Linked to the Euro	4.6	485	128
Unlinked		-	683
Current maturities of long-term loan from banks		69

		1,394	1,006

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 1,750,000; to secure the credit facilities, the Company registered a floating fixed charge on certain bank deposits in favor of the said banks (see note 13a).

	December 31
	2004	2003
	$ in thousands

d. Deferred income
Revenues to be recognized in future periods	1,151
Applicable product costs	(422)
Warranty and other costs	(20)
Deferred customer support services	80	78

	789	78

e.	Cost of revenues:

	2004	2003	2002
	$ in thousands

Industrial operations:
Materials consumed	2,270	1,002	1,025
Payroll and related expenses	1,930	1,452	1,427
Subcontracted work	170	132	70
Depreciation and amortization	1,242	65	99
Other production expenses	1,166	582	1,153
Royalties	624	245	44
Decrease in inventories:
Finished products	640	(39)	462
Products in process	500	309	380

	8,542	3,748	4,660

f.	Research and development expenses - net:

Total expenses	2,616	1,827	1,490
L e s s - grants and participations, see note 9a1).	(160)	(396)	(150)

	2,456	1,431	1,340

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

g.	Financial income (expenses) - net:

	2004	2003	2002
	$ in thousands

Income:
Interest:
In respect of bank deposits and securities	10	6	59
In respect of marketable securities			44
Exchange differences	85	19
Other		74	2

	95	99	105

Expenses:
Interest:
In respect of liability to related party	2	9	12
In respect of credit from banks	75	30
In respect of credit from Cornell	222
Exchange differences	-		46
Other	93		13

	392	39	71

	(297)	60	34

NOTE 15 – RELATED PARTIES:

	2004	2003	2002
	$ in thousands

Financing expenses on long-term loan
granted by shareholder - see note 8a	2	9	12

NOTE 16 – BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

1)	Factors management used to identify the enterprise’s reportable segments

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to a recent acquisition, the internal organizational structure changed; consequently, commencing September 2004, the company has three reportable segments:

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

(a)	Automatic Vision Inspection segment – design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)	Non-destructive Automated Inspection segment – develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

(c)	Microelectronics and Display Inspection segment – develop visual inspection software and systems for the microelectronics industry and display industries.

Prior to June 2004, the Company operated only in one segment – the Automatic Vision Inspection segment.

b.	Information about reported segment profit or loss and assets:

Measurement of segment profit or loss and segment assets

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses.

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Microelectronics and Display Inspection	Total
	$ In thousands

Year ended December 31, 2004:
Revenues from unaffiliated customers	6,322	4,107	601	11,030
Inter-segment revenues	(70)			(70)

Total Consolidated revenues				10,960

Segment Operating income (loss)	(5,603)	366	(314)	(5,551)
Unallocated corporate expenses				(167)

Operating loss				(5,718)

Segment assets	5,568	11,057	2,424	19,049
Other unallocated amounts				404

Consolidated assets at the year end				19,453

Expenditures for segment assets	141	29	73	243

Depreciation and
amortization	203	486	191	880
Other unallocated amounts				167

Total depreciation and amortization				1,047

ELBIT VISION SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2004	2003	2002
	$ in thousands

U.S.A	2,888	2,531	3,278
Europe	4,877	2,893	3,253
Other (mainly Japan and China)	3,195	904	697

	10,960	6,328	7,228

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2004	2003
	$ in thousands

Israel	5,528	340
U.S.A	47	74
Republic of Korea	2,363

	7,938	414

d.	Major customers

The following customers accounted for 10% for more of the Company’s sales:

	2004	2003

Customer A	18%
Customer B		17%

NOTE 17 – SUBSEQUENT EVENTS

In May 2005, the Company and Cornell signed an amendment to the Promissory Note that was signed on August 26, 2004 (see also note 10a5)); ;the agreement will be in effect commencing that date.

Under the terms of the amendment, the remainder of the loan will be paid in monthly installments through December 2006, and will bear an annual interest of Prime + 2% (5.75% as of May 31, 2005).