Form 20-F
period 2005-12-31
ELBIT VISION SYSTEMS LTD
filed 2006-06-29
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......................

For the transition period from ______________ to _______________

Commission File No. 1-8201

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

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

26,762,217 Ordinary Shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒    No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer    ☐ Accelerated Filer    ☒ Non-accelerated filer

        Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	SELECTED FINANCIAL DATA	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	14
	GENERAL RISKS	20

ITEM 4.	INFORMATION ON THE COMPANY	22
	HISTORY AND DEVELOPMENT OF THE COMPANY	22
	BUSINESS OVERVIEW	25
	ORGANIZATIONAL STRUCTURE	44
	PROPERTY, PLANTS AND EQUIPMENT	44

ITEM 4A.	UNRESOLVED STAFF COMMENTS	44

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
	SELECTED FINANCIAL DATA	45
	OPERATING RESULTS	49
	LIQUIDITY AND CAPITAL RESOURCES	54
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	55
	TREND INFORMATION	56
	OFF-BALANCE SHEET ARRANGEMENTS	57
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	58

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
	DIRECTORS AND SENIOR MANAGEMENT	58
	COMPENSATION	61
	BOARD OF DIRECTORS	62
	EMPLOYEES	65
	SHARE OWNERSHIP	66

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
	MAJOR SHAREHOLDERS	69
	RELATED PARTY TRANSACTIONS	71

ITEM 8.	FINANCIAL INFORMATION	74
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	74
	SIGNIFICANT CHANGES	75

ITEM 9.	THE OFFER AND LISTING	75
	OFFER AND LISTING DETAILS	75
	MARKETS	75

ITEM 10.	ADDITIONAL INFORMATION	77
	MEMORANDUM AND ARTICLES OF ASSOCIATION	77
	MATERIAL CONTRACTS	82
	EXCHANGE CONTROLS	84
	TAXATION	85
	DOCUMENTS ON DISPLAY	96

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	97
	INTEREST RATE RISK	97
	FOREIGN CURRENCY EXCHANGE	98
	EQUITY PRICE RISK	98

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

RISK FACTORS

        An investment in the securities of Elbit Vision Systems Ltd., or EVS, is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained herein before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This annual report and statements that we may make from time to time herein may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this annual report is complete and accurate as of this date, but the information may change after the date of this annual report.

        The market prices of our ordinary shares have been and may continue to be volatile.

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:
—	history of losses;
—	dependence on worldwide industries;
—	necessity of expansion into new markets; pursuit of business to acquire;
—	reliance on a limited number of key customers;
—	reliance on a limited number of key subcontractors and suppliers;
—	lengthy sales cycle;
—	competitiveness of automated visual inspection market;
—	fluctuations in the market;
—	long payment cycle;
—	market acceptance of products;
—	flaws in our manufacturing;
—	reliance on international sales; changes in domestic and foreign regulation;
—	rapid technological change;
—	additions or departures of key personnel;
—	difficulty of integrating and operating acquired business of Panoptes;
—	difficulty of penetrating new markets;
—	volatility of microelectronics industry;
—	difficulty in protecting intellectual property;
—	involvement in litigation

Risks related to our ordinary shares:
—	need for additional funding;
—	prohibitively large number of ordinary shares;
—	dilution of ordinary shares;
—	downward pressure on share price;
—	restricted ability to acquire with ordinary shares;
—	fluctuations in share price resulting from limited trading volume;
—	"penny stock" sale risks;
—	difficulty of trading on the OTC bulletin board;
—	volatility in the stock market.

General Risks:
—	new regulations for corporate governance;
—	conditions in Israel;
—	differentials in the rate of currency exchange and inflation;
—	Israeli government grants, programs and tax benefits; and
—	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

Risks Related to our Business

        We have a history of losses and may not be profitable in the future.

        Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $1.68 million, $0.98 million and $ 5.9 million in 2002, 2003 and 2004, respectively.

        As part of the implementation of our strategic plan of expansion into new markets and diversification of our product portfolio, since January 1, 2004 we have acquired three new businesses: Yuravision Co. Ltd., or Yuravision, ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., together ScanMaster, and Panoptes Ltd., or Panoptes.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 2006. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may have to sell additional equity or debt securities or seek to obtain additional credit facilities.

        ScanMaster is heavily dependent upon certain worldwide industries.

        The majority of our revenues are generated by our wholly owned subsidiary, ScanMaster. A significant portion of ScanMaster’s revenues are generated by its sales of non-destructive inspection systems to the aeronautics industry, providing inspection solutions for aircraft engine forgings, and aerospace structural elements, manufactured from metal and composite materials. As such, we are substantially dependent upon the strength of these worldwide industries, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by the manufacturers to which we provide our inspection products. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected by several factors in recent years: (i) the general global economic slow-down such as that which began in the late part of 2000; (ii) the events of September 11, 2001; and (iii) the significant increases in the price of oil.

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

        In the past, the majority of our revenues were generated from sales to the textile industry, which proved to be insufficient to generate significant net profits. As demonstrated by our penetration into the display and ultrasonic industrial inspection industries, our business strategy includes selective expansion into other automated inspection applications through the acquisition of additional businesses and technologies. Our future success and growth depends upon our successful penetration of these new markets.

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

        More specifically, should we fail to develop products which provide the necessary standards of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business. For further information, see Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

        We rely on a small number of customers for a significant portion of our revenues.

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2003, 2004 and 2005 one of our customers accounted for 17%, 18% and 12% of our net sales respectively. While no other customer in any area of business accounted for more than 10% of our net sales in any of 2003, 2004 and 2005, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

        The marketing and sales cycle for our machine vision systems in all of the industries in which our various products are sold, especially in recently penetrated markets and in new applications, is lengthy, and can last as long as three years. Even in existing markets, due to the $10,000 to $1,500,000 price range for our systems and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application), requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive, and there is no guaranty that the expenditure of significant time and resources will result in sales.

        Competition in the automated inspection industry is intense.

        Several companies working with the textile industry have developed products with similar visual inspection or quality monitoring capabilities, such as BarcoVision and Cognex. In addition, a number of companies have developed products with non-destructive inspection capabilities, such as Krautkramer, Matec SDI, RD Tech, Sonix, Aims and Panametrics. In the microelectronics and LCD flat panel display industries, a number of companies have developed products with comparable automated inspection capabilities, such as Photon Dynamic Inc., Orbotech Ltd. and Macronix Ltd.

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

11

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

        Our success depends in a large part on certain of our personnel, including our sales representatives, executive, research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

        We may not successfully integrate the recently acquired business of Panoptes.

        On February 21, 2006, we, together with our subsidiary ScanMaster, consummated the acquisition of the business, assets, and shares of Panoptes, an innovator of machine vision systems for surface inspection, technical fabrics, textiles, glass and other woven materials.

        The process of integrating Panoptes into our business is risky and may create unforeseen operating difficulties and expenses resulting from the diversion of management time from the ongoing development of our business in order to ensure the successful integration of the new business. Failure to integrate the operations of Panoptes into our business may have a material adverse affect on our financial condition and the anticipated benefits of this acquisition may not be realized. In addition, the integration of Panoptes requires implementation of controls, procedures and policies appropriate for a public company.

        We may not successfully penetrate the microelectronics and flat-panel display markets.

        In order for us to obtain significant orders for the automated inspection systems manufactured by Yuravision, a company of limited resources, in the microelectronics and flat-panel display industries, it may become necessary for us to cooperate with larger businesses. Such business partnerships, coupled with additional investments, may enable us to broaden our client base by developing comprehensive inspection systems for the microelectronics and flat panel display industries as opposed to supplying our customers with partial solutions. A failure to form such business alliances may have a material adverse effect on our financial results.

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

        We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We also have 3 patents in Korea for certain technology in the computer vision systems. For our developments in the microelectronics industry, we have a registered patent in the USA and we have patent applications pending in the USA for our haze, wax and beam separation analysis inspection technologies. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company – Business Overview – Intellectual Property Rights for Textile Industry & Intellectual Property Rights for ScanMaster”.

        We may become involved in litigation.

        From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. For more information, see Item 8, “Financial Information – Litigation”.

Risks Related to Our Ordinary Shares

        We may require additional financing.

        Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,844,094 of our ordinary shares at various exercise prices. Though a portion of these warrants have been already exercised, exercise of the remaining warrants issued pursuant to the Private Placement Investments will provide us with proceeds of an additional $1,559,860. (for more information, see Item 10, “Additional Information – Material Contracts”).

        Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which was paid in five quarterly installments beginning in 2004, the last of which was made in April 2005. Also pursuant to the Plan of Arrangement, in May 2004 we distributed to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share, or the Warrant Distribution. Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,383,711. As of May 1st, 2006, 408,653 shares have been issued pursuant to such warrants, for a consideration of $143,028. (for more information, see Item 7, “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”).

        In addition, in March 2004, we entered into a Standby Equity Distribution Agreement, or the Standby Equity Distribution Agreement, with Cornell Capital Partners L.P., or Cornell, pursuant to which we are entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares as per our advance notice. We registered a total of 5,555,555 of our ordinary shares for future issuance to Cornell under the Standby Equity Distribution Agreement. As of June 15, 2006, we have issued 1,701,912 of our ordinary shares pursuant to this agreement, for a total of $733,000. (for more information on both transactions with Cornell, see Item 10, “Additional Information – Material Contracts”).

        In addition, on February 21, 2006, we consummated an agreement with Mivtach Shamir Holdings Ltd., or Mivtach Shamir. Pursuant to this agreement Mivtach Shamir provided us with a two year $3 million convertible loan (half the loan is being held in escrow subject to our completion of a certain milestone, or conversion of the loan), which may, at the option of Mivtach Shamir, be converted into 6,000,000 of our ordinary shares, at a price per share of $0.5. We will repay the loan in 30 equal monthly installments in the event that Mivtach Shamir decides not to convert the loan, commencing 25 months after receipt of the loan. We also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if Mivtach Shamir converts the loan. Mivtach Shamir assigned all their rights to receive our shares, under the convertible loan and warrant, to M.S.N.D. Real Estate Holdings Ltd., or M.S.N.D.

        Additionally, on August 15, 2005 and February 15, 2006, we and ScanMaster entered into an agreement with Mizrahi Tefahot Bank Ltd., or Mizrahi, pursuant to which both us and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from April 1, 2006. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or are currently registering, our ability to complete additional debt or equity financing may be very limited.

        The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of June 15, 2006, 28,570,272 of our shares were outstanding. In addition, 3,771,642 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution. Additionally, pursuant to the Private Placement Investments, we issued the Investors warrants to purchase an aggregate of 1,844,094 of our ordinary shares, of which warrants to purchase 1,602,380 shares remain outstanding as follows:

—	85,800 shares at an exercise price of $0.68 per share;
—	1,118,825 shares at an exercise price of $0.85 per share;
—	15,102 shares at an exercise price of $0.98 per share; and
—	382,653 shares at an exercise price of $1.40 per share.

        Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until May 14, 2008. In addition, in 2005, we issued David Gal, our current chairman of the board, options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested. In addition, 5,012,697 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000, 2003 and 2006 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share.

        In addition, pursuant to the Standby Equity Distribution Agreement we registered 5,555,555 of our ordinary shares for future sale to Cornell. The re-sale of a large number of shares by Cornell may create additional downward pressure on the price of our shares. Furthermore, as our share price falls, we may need to issue an additional amount of our ordinary shares to Cornell.

        We estimate this amount of our shares to be sufficient in order to receive the remaining $600,000 available to us under the Standby Equity Distribution Agreement, we may issue a lesser or greater number depending on the lowest volume weighted average per share price of our shares over the five day period following each advance notice. In addition, we may issue 6,000,000 ordinary shares to M.S.N.D. if the $3 million convertible loan is converted. Additionally, if such convertible loan is converted, the warrant to purchase 4,000,000 ordinary shares becomes exercisable. In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 1,718,749 are currently held in escrow and will be released by March 15, 2007, upon the attainment of certain milestones. 2,939,192 of these shares were sold to M.S.N.D., as part of an agreement between some of ScanMaster’s former shareholders and Mivtach Shamir. In addition, 800,000 ordinary shares have been issued to Ma’aragim Enterprises Ltd, or Ma’aragim, in connection with the acquisition of Panoptes and we granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share. Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders will own approximately 14.6% of our share capital. Assuming the conversion of the convertible loan and full exercise of the warrant, M.S.N.D. will hold approximately 27.1% of our share capital.

        Consequently, the following securities are registered for re-sale:

(a)	5,099,911 ordinary shares issued under Private Placement Investments as well as 1,602,380 ordinary shares underlying warrants granted to Private Placement Investors;
(b)	3,775,297 ordinary shares underlying Warrant Distribution;
(c)	1,435,036 ordinary shares issuable to employees under 1996, 2000 employee option plans; and
(d)	35,000 ordinary shares issuable to former CEO upon exercise of a warrant.
(e)	4,475,021 ordinary shares for ScanMaster’s former shareholders;
(f)	2,939,192 ordinary shares for M.S.N.D.;
(g)	6,000,000 ordinary shares to be issued upon conversion of convertible loan, and 4,000,000 shares to be issued to M.S.N.D. upon exercise of the warrant;
(h)	571,429 ordinary shares to be issued to Mizrahi upon exercise of the warrant; and
(i)	800,000 ordinary shares for Ma’aragim.

        All of these securities are registered for resale, and are not subject to any contractual restrictions on resale. Future resale of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

        Our shareholders may be diluted by as a result of the Standby Equity Agreement by more than we currently anticipate.

As of June 15, 2006, we have issued 1,701,912 ordinary shares to Cornell pursuant to the Standby Equity Distribution Agreement (of which 148,438 ordinary shares were issued in consideration for providing the Standby Equity Distribution Agreement and 1,553,474 ordinary shares were issued pursuant to advance notices delivered under the Standby Equity Distribution Agreement). We do not know how many additional ordinary shares will be issued to Cornell over the next year pursuant to the Standby Equity Distribution Agreement. We anticipate 4,002,081 shares to represent the maximum number of ordinary shares that we may issue to Cornell in the future pursuant to the Standby Equity Distribution Agreement. At our recent share price of $0.4, we would need to issue to Cornell 1,500,000 of our ordinary shares in order to draw down the remaining $600,000 available to us under the Standby Equity Distribution Agreement, which expires July 1, 2006, and which would represent approximately 2% of our outstanding ordinary shares upon issuance (assuming the exercise of all of our currently convertible securities into our ordinary shares). However, our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

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

        The Standby Equity Distribution Agreement could have an adverse effect on our ability to make acquisitions with our ordinary shares.

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

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in June 2006 was 43,000 shares. The high and low bid price of our ordinary shares for the last two years has been $1.4 and $0.37, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

        Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are:

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

        From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. There can be no assurance that the recent relative calm will continue. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

A. History and Development of the Company

Elbit Vision Systems Ltd., or EVS, has historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy, over the past two years we have acquired two new businesses, Yuravision and ScanMaster, which operate in the fields of microelectronics and non-destructive ultrasonic inspection application, respectively.

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

        Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Ltd., or Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time the ordinary shares were quoted on the NASDAQ National Market. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing – Market and Share Price History”.

Recent Developments

Appointment of David Gal as Chairman of the Board

        On March 2, 2006, Mr. Nir Alon ceased serving as the chairman of our board of directors and was replaced by Mr. David Gal. Mr. Nir Alon continues to serve as a member of our board of directors. On February 21, 2006 our shareholders approved an agreement which provided for the terms of compensation for Mr. Gal. Under the agreement, we will pay Mr. Gal a monthly fee of $13,500 plus Value Added Tax, lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice, and we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested.

Convertible Loan Agreement with Mivtach Shamir

        On February 21, 2006, we consummated an agreement with Mivtach Shamir Holdings Ltd., or Mivtach Shamir. Pursuant to the agreement, Mivtach Shamir provided us with a two year $3 million loan, which may, at the option of Mivtach Shamir, for a period of 24 months following the provision of the loan, be converted into 6,000,000 of our ordinary shares, at a price per share of $0.5 (half the loan is being held in escrow subject to our completion of a certain milestone, or conversion of the loan). The interest on the loan cannot be converted, and will be repaid on a quarterly basis. We will repay the loan in 30 equal monthly installments, with the first installment due on the 27th month following the provision of the loan, in the event that the loan is not converted. We also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan is converted. On February 21, 2006, Mivtach Shamir assigned their right to receive shares from us, under the convertible loan and warrant, to M.S.N.D.

        M.S.N.D. also completed the purchase of 2,939,192 of our ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

        M.S.N.D. currently holds approximately 11% of our issued and outstanding share capital and assuming the conversion of the loan and the exercise of the warrant, in full, will hold approximately 30% of our issued and outstanding share capital, becoming our largest shareholder.

Acquisition of Panoptes

        On February 21, 2006, together with ScanMaster, we acquired the business, assets, and shares of Panoptes, a company that develops, manufactures and markets machine vision systems for surface inspection, with an accent on technical woven materials, textiles, and glass fabric. Panoptes’s machine vision systems inspects fabrics in all stages of production, from on-loom weaving to finished fabric, and produces images, maps and statistical data for all visual defects. In connection with such acquisition, we issued 800,000 of our ordinary shares to Ma’aragim, Panoptes’s previous shareholder, and, subject to certain instances, are obligated to pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 1, 2006 and December 31, 2008.

Loan from Mizrahi Bank

On August 15, 2005 and February 15, 2006, together with ScanMaster we entered into an agreement with Mizrahi Tefahot Bank Ltd., or Mizrahi, pursuant to which both us and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all of our assets and all the assets of ScanMaster. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant.

Articles of Association

On December 29, 2005, our shareholders approved an amendment to our articles of association concerning exemption, insurance and indemnification of our directors and officers. On February 21, 2006, as a closing condition to the convertible loan agreement with Mivtach Shamir, our shareholders approved the adoption of new articles of association. These changes were also adopted due to changes in Israel’s business and legal environment and the entering into effect of the Companies Law which replaced the Companies Ordinance. The new articles of association adopted following our February 21, 2006 shareholders’ meeting, include the following changes:

—	With the exception of resolutions which require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority.
—	To the extent permitted by the Companies Law, the board will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.
—	The quorum for shareholders meeting will be the minimum quorum required under applicable law.

Repayment of Promissory Note

On August 26, 2004, we signed a short-term promissory note with Cornell Capital Partners L.P., or Cornell, whereby Cornell agreed to advance us the sum of $4,000,000. On February 17, 2006, we repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of our obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to us, and the floating charge on our assets was removed. On April 17, 2006, we also withdrew a registration statement on Form F-2 which we filed for the registration of 14, 444,445 of our ordinary shares to guarantee our obligations towards Cornell under the Promissory Note. The registration statement had not become effective prior to its withdrawal. See also Item 7, “Major Shareholders and Related Party Transactions” and Item 10, “Additional Information – Material Contracts”.

Our executive offices are located at New Industrial Park, Building 7, Yoqneam, Israel, and our telephone number is 972-4-993-6400. Our Web site is www.evs.co.il. Information on our Web site is not incorporated by reference in this annual report.

B. Business Overview

We currently operate as two main divisions: the Non–Destructive Automated Inspection Systems Division consisting of ScanMaster’s non-destructive inspection business and the Automated Optical Inspection Industry, or AOI, Division (which includes our microelectronics division).

I.	Non–Destructive Automated Inspection Systems Division

The products of ScanMaster Systems (IRT) Ltd., or ScanMaster Ltd., serve the high end of a non-destructive testing, or NDT, market. The company’s products enjoy a high technological barrier to entry that translates into a limited number of competitors in each application niche. In terms of sensitivity, speed, resolution, data acquisition and processing hardware and software, the company’s products are believed to be well positioned in the industry.

ScanMaster Ltd. has made more than 500 equipment installations in 25 countries, for a total 11-year sales volume exceeding $65 million. Typical uses of ScanMaster equipment include the imaging and assessment of defects in forged discs used in jet engines, detection of flaws in welded pipe, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

The annual NDT world market for ultra-sonic testing, or UT, equipment is of the order of $400 million in size. The market is divided among North and South America, Europe, and the rest of the world, with each of the three sectors commanding approximately one-third of world sales. Product-wise, the UT market is divided as follows:

—	Consumables, which in the main are transducers and accessories with annual sales of the order of $80 million;
—	Gauges and small portable instruments with estimated annual sales in the range of $200 million; and
—	Full-size instruments, retrofit upgrades of older installed systems and new turn-key inspection systems, altogether comprising an annual turnover of $120 million.

The early years of the current decade saw a rapid expansion of sales of UT equipment to most of the industries (aircraft, railway, steel, automotive and related industries). The annual growth is about 4%-6% of the UT market.

Additionally, the rapid advances made in computerized data acquisition and volumetric ultrasonic imaging are beginning to contribute to a penetration of the gamma and X-ray NDT radiation markets, presently approximately $350 million in size. UT inspection is significantly more attractive, as the equipment is of comparable or lower cost, uses far fewer consumables, poses no radiation hazard, and is amenable to computerized evaluation. It is expected that the inroads made by UT imaging in these markets will increase significantly in the future, as more UT inspection procedures in the aircraft, petroleum and steel industries supplant those originally written for NDT radiation techniques.

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

a.	Business and Product Overview

Applications

—	Tube and Pipe – Inspection of spiral submerged welded pipes and electrical resistance welded pipes, either manually or in automatic operation, in-line or off-line, as well as field inspection of pipe weld, body and pipe and inspection.
—	Plate High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel and other metals plates.
—	Bar Full Body High-speed, precision ultrasonic inspection of bars.
—	Power Generation Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production.

—	Train Wheels Inspection of train wheels both in the production line and in refurbishing shops. Short set-up time, high inspection throughput.
—	In Service Train Rail High-speed train rail inspection with super-fast B-scan display, complete data recording and analysis tools.
—	Storage Tank and Pipeline Multi-channel, high-speed data acquisition and recording for inspection of storage tanks and pipelines.
—	Aircraft Engine Disks Immersion inspection of Titanium and Ni alloy aircraft engine forgings, with full imaging and data processing capabilities.
—	Structural Elements Aerospace Immersion, squirter or contact inspection of aircraft and aerospace structural elements manufactured from metal and composite materials, with full imaging and data processing capabilities.
—	Automotive Efficient, reliable inspection and evaluation of spot welds in production line.
—	Portable Versatile Instrumentation Portable UT instruments for in-doors or field operation.
—	Multi-channel Instrumentation Multi-channel full-featured ultrasonic instrument with up to 32 channels and programmable I/O ports.

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

        Instrumentation

—	The i – 100 is an advanced instrument for in-factory or mobile inspection. Based on the Windows 2000/XP®, it provides the operator with a flexible platform for inspection combined with reporting, networking and archiving capabilities. The average net transfer price is $22,000.
—	The RPP3 is a high-performance, programmable single channel, square wave ultrasonic pulser-receiver that serves as a low cost, front-end module for ScanMaster’s ultrasonic instruments. The average net transfer price is $3,500.
—	The RPP4 is a high-performance, programmable multi-channel, square wave ultrasonic pulser-receiver that serves as a front-end module to ScanMaster’s ultrasonic instruments. The average net transfer price is $4,200.
—	The UPR-100 is a high-speed, multi-channel programmable data acquisition system specifically designed for demanding industrial ultrasonic inspection procedures. The average net transfer price is $12,000.
—	The swi-100 is a digital ultrasonic instrument which provides the possibility of computer-assisted decision making with on-line UT signal analysis. An advanced ultrasonic instrumentation for inspection and evaluation of spot welds, providing high throughput, high reliability of detection and full documentation capability. The average net transfer price is $25,000.

—	The U/T Mate can convert a computer into a UT instrument by connecting UT/Mate to the universal serial bus, or USB, port. UT/Mate innovatively incorporates powerful features, similar to those available in the upi-100 instrument. The device is ready to use by plugging it to any PC/Laptop USB port. The average net transfer price is $13,000.

        Transducers

—	Transducers High-performance ultrasonic transducers for manual and production-line ultrasonic inspection. The transducer line includes high-sensitivity, high-resolution contact probes, as well as specialty transducers for specific applications. The average net transfer price is $750.
—	Spot Weld Transducers The spot weld, or SW, series of 15 and 20MHz transducers is intended for precise and repeatable inspection and evaluation of spot welds in bonded metal sheets. SW Series transducers have signal resolution, with the controlled water column allowing distinct separation of intermediate echoes for evaluation purposes at less than 0.5mm (0.020”) from the entry surface. High-sensitivity piezoelectric elements provide ultrasonic beam penetration into thick metal sheets. The average net transfer price is $1,100.

        C-Scan Imaging Systems

All the below systems are fully integrated imaging systems including scanning mechanics, motion control, ultrasonic electronics, and data acquisition and processing software. The ultrasonic electronics provide excellent near- surface flaw resolution, exceptional penetration power, and have a high immunity against electromagnetic noise.

—	LS200-X – The LS-200X, LS-200, immersion ultrasonic inspection system is a rugged, reliable system for multi shift operation in an industrial environment. The average net transfer price is $160,000.
—	LS-200 and LS 200b series are immersion ultrasonic inspection systems are rugged, reliable systems for multi shift operation in an industrial environment. The average net transfer price is $300,000.
—	DS-200i – The DS-200i immersion ultrasonic inspection system is designed for the scanning of oversize parts. It is a rugged, reliable system for multi shift operation in an industrial environment. The high accuracy scanning mechanics have exceptional resolution and repeatability on all the linear and angular axes allowing for scanning of complex parts. The average net transfer price is $500,000.
—	LS-500 The LS-500 immersion ultrasonic inspection system is a modular design allowing for stretching of the tank and scanner to fit the application. The average net transfer price is $120,000.
—	DS-200s The DS-200s Series of ultrasonic squirter systems complements the DS-200 Series of immersion scanners with the high-end capacity required for non-immersion inspection of large-scale parts manufactured from composite materials. Rugged gantry-mounted bridge with dual search tubes provide high-speed inspection within tight tolerance limits for accuracy, repeatability and resolution. Water squirter inspection in operator-selected pulse-echo (P-E) or thru-transmission (T-T) modes. Optional simultaneous P-E and T-T scanning. The average net transfer price is $450,000.

—	LFS – 300 Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production. Highly functional and rugged mechanics including a unique servo-driven part rotating platform which allows for chucking parts vertically and accessibility to all surfaces. A selection of special purpose design manipulators mounted on robotic arm can accommodate a high number of transducers allowing enhanced inspection coverage and shorter inspection time. Specially designed transducers are supplied with the systems including: T-R probes with excellent near-surface resolution, high-sensitivity straight and angled longitudinal wave probes and shear wave probes with superior penetration and resolution. The systems are completely integrated and include highly reliable low noise motion control, multi-channel ultrasonic instrumentation and sophisticated motion and data collection software. The average net transfer price is 500,000.
—	FlexiTrack II- Portable dual-axis scanners intended for ultrasonic imaging of materials and components. The average net transfer price is $90,000.

        Pipe and plate Inspection

—	AS 200e High-speed, automated multi-channel ultrasonic testing machines for detection, classification and documentation of defects in electrical resistance welded pipes (ERW). The average net transfer price is $300,000.
—	AS 200s High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in submerged-arc welded pipes (SAW). The average net transfer price is $350,000.
—	AS 200p High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel plates and bars. The average net transfer price is $1,500,000.

        Product Inspection Systems

—	AS 280 High-speed, precision inspection machines for detection, evaluation and documentation of flaws in large, thick-walled tubulars. The average net transfer price is $600,000.

        Train Inspection Systems

—	AS 220w Designed for in-service, production line or refurbishment shop type inspections. Fully integrated inspection system. Includes multi-channel ultrasonics, multi axes inspection robot, high load capacity mechanics with multiple transducer heads & advanced software. The average net transfer price is $450,000.
—	AS 220a Fully-computerized automated ultrasonic inspection systems for refurbishment shop of train wheel axles. The average net transfer price is $500,000.
—	SFB-100 High-Speed Rail Inspection System. A fully integrated ultrasonic inspection car fitted with complete mechanical hardware such as transducer sled and a sophisticated couplant provision system. The system includes high volume digital data acquisition, imaging, process and evaluation. Powerful software features include prediction of the inspected part’s degradation and defect propagation, generation of custom & standard reporting and analysis. The average net transfer price is $1,500,000.

—	SFB-50 A Train Rail Inspection System, mounted on a multi purposed car (Hi-Rail) or towed by a service car. Ultrasonic inspection intended for detection, imaging and evaluation of flaws. The average net transfer price is $500,000.
—	SRI- 10 Single rail ultrasonic inspector for manual inspection and verification of detected flaws. The average net transfer price is $65,000.

        Software

—	CSI Software C-scan Imaging software designed in collaboration with the major engine manufactures. The average net transfer price is $20,000.
—	AS-200 The AS-200 software is designed to serve the quality assurance requirements of the heavy industry manufacturer. The average net transfer price is $12,500.

b.	Sales and Markets

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

To date, ScanMaster Ltd. has made more than 500 installations in 25 countries. Each territory is covered by a professional representative, who is responsible for pre-sale activity through to warranty service. In addition, the Company conducts its North American operations by way of a fully owned subsidiary.

There is no real seasonality for ScanMaster’s products, though sales usually increase in the second half of the year as organizations hurry to use their entire allocated budget.

Over the past year, the concentration of ScanMaster’s sales have been to the Far East, such that it’s sales breakdown is approximately 25% North America, 40% Europe and 35% to the Far East.

c.	Manufacturing

ScanMaster’s facilities are located in Hod Hasharon, a city 15 kilometers north east of Tel Aviv. ScanMaster currently leases 2,100 m² in an industrial complex, of which 900 m² are allocated for manufacturing purposes. ScanMaster’s systems are manufactured by subcontractors. The final assembly, integration and quality control is conducted by ScanMaster. In addition, ScanMaster performs logistics and purchasing activities. Every system is assembled at ScanMaster, software installed and configured and the specific application is tested. ScanMaster’s manufacturing facilities are in compliance with ISO-9002 standards.

d.	Competition

The two leading companies in the UT market are General Electric Inspection Technologies of the United States which includes Krautkramer and Olympus of Japan which includes RD/Tech, Parametric and Stavely with total annual sales of UT equipment of approximately $100 million.

Low end – transducers, gauges, portable instruments

The UT sector of the NDT market is served by some 30 companies worldwide. Most are involved in the manufacture of low-end products, including standard transducers and other consumables, gages and portable instruments and simple laboratory scanning systems.

The transducer market in the United States is dominated by three companies, including, Panametrics, Technisonics and Harisonics, with a total of $30 million in annual transducer sales. The transducer market in Europe is dominated by Krautkramer and Karl Deutsche and smaller companies such as Sonatest of UK and Imasonic of France with $30 million in transducer sales.

High end – full-featured instruments and turn-key systems

The market for full-featured UT instruments and turn-key inspection systems for the production line is characterized by a high entry barrier for product development. In the 2000‘s, this field was dominated by four or five manufacturers located in the United States and Germany.

Instruments

Panametrics, Stavely, and RD/Tech as part of Olympus of Japan, Matec and GE-Krautkramer of the United States manufacture full-featured ultrasonic instruments. Panametrics and Matec focus mostly mainly on laboratory and research applications. RD/Tech is strongest in the nuclear power generation industry. Krautkramer focus on the industrial market, while Krautkramer has the largest installed base of full-size instruments.

Immersion and squirter-based C-scan imaging systems

The market for this equipment includes the aircraft and aerospace industries, reflecting requirements for the inspection of engine, airframe and aerospace structural sectors, and encompassing part manufacturers, refurbishment shops and in-field inspection.

Panametrics, Matec and SDI offer complete inspection systems for both immersion and squirter inspection of aircraft and aerospace parts. Boeing (formerly known as McDonnell Douglas) manufactures expensive squirter-based systems for the inspection of large composite aircraft panels and domes. Nukem (part of Krautkremer, or KK) manufactures squirter-based 3D ultrasonic systems.

Production-line GO/NOGO inspection systems

The market for automatic in-line ultrasonic inspection equipment with accept-reject decision-making capability encompasses such applications as full-body pipe, tube and bars, pipe weld, steel plate, train wheels and rail.

Three companies, Krautkramer, Nuken (acquired by KK), and Karl Deutsche have traditionally dominated the European and Asian markets for tube and bar inspection equipment based on ultrasonic technologies. In the United States, small companies, including Dapco have been key players.

The market for line pipe weld and body inspection equipment has traditionally been dominated by Krautkramer and Karl Deutsche with total annual sales of the order of $12 million.

The market for pipe weld inspection machines has grown significantly since the introduction of the new American Petroleum Institute (API) standards for flaw detection in pipe welds. These standards require a significant increase in flaw detection sensitivity, beyond the capability of most installed equipment. As customers demand adherence to these standards for the supply of pipe, manufacturers are being forced to consider the replacement of outmoded equipment.

Ultrasonic inspection equipment for steel mills

Mitsubishi of Japan, and Krautkramer and Karl Deutsche, are the well-known suppliers of ultrasonic inspection equipment for steel plate mills. The installation of these machines usually cost millions of dollars. There is a distinct cost advantage to inspecting plate on the production line, downstream of the plate trimming equipment, while the plate is still at an elevated temperature. In addition, customer product liability concerns are leading to increasingly stringent product specifications, which may now include 100 percent inspection coverage of the plate surface.

Small companies such as NDT Germany and NDT Canada installed only a few systems.

Train wheel and train rail inspection

A large inspection market exists for in-service train rail inspection. Countries such as the United States and Germany, with 400,000 and 45,000 kilometers of installed train track, respectively, require periodic inspection of the rail, up to several times per year depending on the average track load. The rail inspection market in the United States is dominated by two non-government companies (Sperry and Dapco) which manufacture their own equipment, while in Germany the government-owned Deutsche Bundesbahn, or DB, operates the rail inspection service using equipment purchased from ScanMaster.

The main companies which provide rail service inspection and rail inspection equipment are Sperry of the United States, Speno of Switzerland, and Tokimec of Japan.

Failure of a single train wheel in service can have catastrophic consequences for train passengers and crew, cargo and the environment. Therefore, train wheels and axles must be inspected both on the production line and again periodically in-service. Phased array technology is penetrated into this market niche by companies such as Krautkremer and IZFP.

e.	Intellectual Property Rights

ScanMaster has registered 2 patents in Israel with respect to certain technology incorporated in the Ultrasound inspection methodology.

II. AOI Division

The automated optical inspection industry has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric-forming, fabric spreading, fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

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

Human inspection of fabrics is unreliable for the following reasons:

—	the inspection environment is influenced by factors such as the speed at which the fabric passes in front of the inspector, the lighting in the testing area and the distance and angle at which the inspector views the fabric. Differences in inspection environments can lead to varying assessments of fabric quality;
—	the accuracy of the inspection is affected by the attention span and fatigue of the human inspector, who is normally expected to view fabrics for a period of several hours;
—	perception problems caused by the fatigue of specific nerve cells in the case of patterned and printed material;
—	manual inspection is performed by numerous persons worldwide, each with a different perception of product quality; and

—	certain technical fabric is produced at a very high speed and therefore defects cannot be observed by the human eye.

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

The EVS Solution for the AOI

We develop and have acquired sophisticated automatic visual inspection systems for manufacturers of industrial web products, as well as for manufacturers of microelectronic products, primarily in the LCD market. Our systems are designed to overcome the limitations of human visual inspection. Our systems combine high-performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms. The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision-making elements. The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories. Our systems then analyze detected defects and provide information regarding their nature. Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

Products

We currently offer six families of visual inspection systems: I-TEX, for the visual inspection and quality monitoring of woven, knitted and non-woven fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, for the detection of broken filaments defects in glass fabric; SVA LITE, a Shade Variation Analyzer for the detection of shade inconsistencies in dyed fabric; LOOM-TEX, for the automatic visual quality inspection system that is integrated with the weaving loom and monitors the fabric while weaving; and HAWK-I, a gravure cylinder inspection system, for improving the quality of cylinders.

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

Models

I-TEX systems are currently available in four basic models: I-TEX 2000, I-TEX 2000D, I-TEX Lite and IQ-TEX.

—	The I-TEX 2000 is the I-TEX family’s high-end product. I-TEX 2000 is a more compact, more powerful and more flexible version of I-TEX. It can operate at a maximum speed of up to 300 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the I-TEX 2000 ranges between $350,000 and $550,000, depending on the configuration.
—	The I-TEX 2000D is a dual surface computerized vision inspection system that automatically detects, memorizes, shows and further grades weaving and finishing defects on denim fabrics. It can operate at a maximum speed of up to 100 meters per minute, and can detect defects as small as 0.5 mm. The list price for the I-TEX 2000D ranges between $350,000 and $550,000, depending on the configuration.
—	The I-TEX Lite is one of the new lines of inspection products of EVS. The system is designed for easy and flexible installation on a wide range of web production lines such as Non-Woven, Paper, Composite materials, laminated materials etc. The system allows EVS to offer solutions to new market segments using its vast experience from the textile industry. The list price for the I-TEX Lite ranges between $70,000 and $250,000, depending on the configuration.
—	The IQ-TEX is based on the integration of our newly acquired Smart Video Camera technology, from Panoptes- our newly acquired subsidiary, into the I-TEX products. The IQ-TEX is a more compact, powerful and flexible version of I-TEX, and can operate at a maximum speed of up to 600 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $120,000 and $400,000, depending on the configuration.

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

        Broken Filaments Analyzer

The Broken Filaments Analyzer, or the BFA, is a visual inspection system designed for the detection of broken filaments in glass fabrics used for the electronic printed circuit board, or PCB, industry. Broken glass filaments are small filaments that protrude from glass fabric, generally used for the PCB industry. Broken glass filaments are hardly visible to the human eye, at low web speeds, and are practically invisible at normal production speeds. They can be as small as a few microns and as short as 0.5 millimeters. Broken glass filaments can cause defects in the lamination of glass fabrics and the production of printed circuit boards, and may short-circuit or disconnect the end product incorporating the PCB. For this reason, it is important to effectively detect broken glass filaments and grade glass web in terms of broken filament content. Human inspectors are unable to effectively detect broken glass filaments.

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

        The HAWK-I

The Hawk-i is a gravure cylinder inspection system is designed to meet the pre-press industry needs, by improving cylinder quality. The system is designed to detect defects in the engraving process of the gravure cylinder. The Hawk-i combines high-resolution image acquisition with dedicated image processing algorithms, designed by EVS. This gravure inspection system offers both increased productivity compared to manual inspection, as well as all the benefits associated with reliable and consistent automatic inspection

This new inspection machine is designed to save gravure cylinder manufacturers time, accelerate job turnaround and increase both cylinders quality and the consistency of the printed matter. The new inspection system has already been successfully implemented by major manufacturer. The list price for the Hawk-i ranges between $80,000 and $180,000, depending on the configuration.

b.	Sales and Markets for the AOI

Sales Network

We market our products through in-house sales personnel in conjunction with independent sales representatives. As of June 15, 2006, 5 in-house sales personnel and 19 independent sales representatives marketed our products. Our independent sales representatives provide essential pre-and-post sales support for our products in their territories and account for a substantial percentage of our sales worldwide. We believe that our sales representatives network will enable us to introduce new products and to penetrate additional web manufacturers around the world. We intend to further expand our international sales representatives network by entering into relationships with additional sales representatives and forming joint ventures in target markets.

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

Sales by Principal Markets and Activities

In 2003, approximately 40% of our sales were in the United States, approximately 46% were in Europe, and approximately 14% were in the Far East. In 2004, approximately 26.3% of our consolidated sales were in the United States, approximately 44.5% were in Europe, and approximately 29.2% were in the Far East. In 2005, approximately 29.6% of our sales were in the United States, approximately 21.2% were in Europe, and approximately 49.2% were in the Far East. One customer accounted for 17%, 18% and 12% in each of the years 2003, 2004, and 2005 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2003, 2004 or 2005. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to Our Business – Fluctuations in the Market”.

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

Over the past few years there have been several academic and commercial attempts to develop systems that will be competitive with our I-TEX family of products. Most of those projects did not reach a commercial stage. We believe that the capabilities of our technology, along with our experience in implementing these technologies and our wide customer base, provide us with a competitive advantage over potential competitors are small suppliers of automatic inspection solutions with PC-based or “smart camera” technologies. These suppliers, who offer low-cost solutions for low-end applications such as Non-Woven, are attempting to penetrate the field of textile inspection, yet, thus far, have not been commercially successful. We are familiar with several companies that are working on an “On Loom” automatic inspection solution for the greige fabric market, including BarcoVision. It is possible that when “On Loom” inspection systems are commercially available, they will be competitive with us in the greige inspection market.

We are targeting the technical fabric industry as a high potential market for our automatic inspection systems. The main competitor on this industry is Cognex Corporation – based in the United States. Cognex Corporation is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the technical fabric industry, will allow us to produce revenues from it.

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

e.	Intellectual Property Rights for Textile Industry

In May 2002, we entered into an agreement with our former principal shareholder Elbit and Dr. Ilan Tamches, which amended the license agreement existing between Elbit and us, dated June 12, 1996. According to this agreement, Elbit transferred to Dr. Ilan Tamches certain elements of our technology, or Elbit Technology, which we formerly licensed from Elbit, and other elements of our technology were directly transferred to us by Elbit, or Elbit Modified Technology. Consequently, we currently license the Elbit Technology from Dr. Tamches, its original developer. Pursuant to this agreement, we have certain non-exclusive rights to this technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license Elbit Technology to any third party that competes with I-TEX systems.

Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

We have registered trademarks with respect to the name “I-TEX” in the United States, Mexico, Spain, Italy, Turkey, Portugal, Brazil, France, China and Japan, and have filed applications for registered trademarks for the name “I-TEX” in India We have registered trademarks of the name and design “I-TEX Inspected” in Taiwan, South Africa, United States, Mexico, Brazil, Germany, France, Turkey, Italy, China and the European Union. We also have registered trademarks with respect to the name “PRIN-TEX” in Spain, Italy, France, Turkey and Japan. In addition, we have a registered trademark with respect to the name “KNI-TEX” in Italy. We also have a registered trademark with respect to the name “EVS” in the European Union, Japan and the United States. Our trademark rights include rights associated with the use of our trademarks.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Litigation” below contains a description of a past patent infringement claim.

IV.	Governmental Regulation Affecting the Company

        As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. See Item 5, “Operating And Financial Review and Prospects – Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel. See Item 10, “Additional Information – Effective Corporate Tax Rate”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C. Organizational Structure

We own all of the issued and outstanding shares of our five subsidiaries Elbit Vision Systems US, Inc., or EVS US, Elbit Vision Systems B.V., or EVS BV, ScanMaster Ltd., ScanMaster Inc., and Panoptes. EVS US is incorporated in the United States under the Business Corporations Act of the State of Delaware. EVS US predominantly functions as a sales and support center for our products.

EVS BV is incorporated in Holland. EVS BV predominantly functions as a support center for our products.

Additionally, we own a controlling interest in Yuravision. For more information on the Yuravision, ScanMaster and Panoptes transactions, see Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

D. Property, Plants and Equipment

Our facilities are located at New Industrial Park in Yoqneam, Israel. We do not own any real property. We lease approximately 19,500 square feet at our facilities in Israel, at an annual rent of approximately $144,000. Our lease expires in January 2007. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $30,000. This lease expires in October 2006.

ScanMaster Ltd.‘s facilities are located in Hod Hasharon, Israel. ScanMaster Ltd. leases approximately 18,000 square feet, at an annual rent of $250,000. ScanMaster Ltd.‘s lease expires in March 2007.

Yuravision’s facilities are located in Suwon-si, Kyeonggi-do, South Korea. Yuravision leases approximately 11,000 square feet, at an annual rent of $50,000. Yuravision’s lease expires in April 2007.

We believe that our current facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The following consolidated selected financial data for the years ended December 31, 2002 and 2001, which are not set forth elsewhere in this report, are derived from the financial statements that have been audited by Luboshitz Kasierer for the said years. Luboshitz Kasierer, during 2001, was a member of the firm Arthur Andersen, independent public accountants. In 2002, Luboshitz Kasierer became a member firm of Ernst & Young International, independent public accountants. The selected financial data as of and for the years ended December 31, 2004 and December 31, 2003 is derived from our audited financial statements which are included elsewhere in this report. The selected financial data for the year ended December 31, 2005 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 1 of our Consolidated Financial Statements incorporated herein by reference.

	2005	2004	2003	2002	2001

(in U.S. thousand Dollars )
Statement of Operations Data:
Net sales	$20,791	$10,960	$6,328	$7,228	$9,303
Cost of sales	12,223	8,542	3,748	4,660	6,803
Gross profit (loss)	8,568	2,418	2,580	2,568	2,500
Research and development expenses, net	2,193	2,456	1,431	1,340	1,405
Marketing and selling expenses, net	3,765	3,527	1,598	1,545	1,625
General and administrative expenses	1,565	2,153	637	1,404	886
Total operating expenses	7,523	8,136	3,666	4,289	3,916
Operating profit (loss)	1,045	(5,718)	(1,086)	(1,721)	(1,416)
Other income	41	116	47	9	20
Financing income (expenses), net	(471)	(297)	60	34	89
Profit (loss) before taxes	615	(5,899)	(979)	(1,678)	(1,307)
Taxes on income	4	6	3	6	6
Net loss	611	(5,905)	(982)	(1,684)	(1,313)
Basic earnings (loss) per share(1)	0.023	(0.32)	(0.10)	(0.17)	(0.13)
Diluted earnings (loss) per share	0.021	(0.32)	(0.10)	(0.17)	(0.13)
Weighted average number of shares
outstanding-Basic (1)	26,500	18,724	10,175	10,167	9,817
Weighted average number of shares
outstanding-Diluted (1)	28,421	18,724	10,175	10,167	9,817

	2005	2004	2003	2002	2001

Balance Sheet Data:
Working capital	$(1,904)	$(4,819)	$2,507	$1,110	$2,513
Total assets	22,064	19,453	8,241	6,828	9,339
Total liabilities	17,965	17,307	5,865	5,402	6,229
Accumulated deficit	(23,843)	(24,454)	(18,549)	(17,567)	(15,883)
Shareholders' equity	4,099	2,146	2,376	1,426	3,110

(1)     Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

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

b. Acceptance clause, customers’ support service and warranty

We and our subsidiaries distinguish between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by us) and ultrasonic inspection products (sold by ScanMaster).

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

ScanMaster recognizes revenues from the sale of systems that require significant customization, integration and installation based on the American Institute for of Certified Public Accountant’s Statement of Position 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, or SOP 81-1. Such accounting rule calculates revenues, as the project progresses, according to the percentage of the contract for the purchase of such system that has been completed, taking into account the proportion of the actual labor costs incurred to the total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made when such losses are first determined, in the amount of the estimated loss of the entire contract.

Contracts that also provide for professional services are evaluated to determine whether such services are essential to the contract. When the services are considered essential, revenue is recognized using the aforementioned accounting rule. When the services are not considered essential, the revenue allocated to the professional services is recognized as the services are performed.

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

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2005	2004	2003

Net sales	100.0	100.0	100.0
Cost of sales	58.8	77.9	59.2
Gross profit	41.2	22.1	40.8

Research and development expenses, net	10.5	22.4	22.6
Marketing and selling expenses, net	18.1	32.2	25.2
General and administrative expenses	7.5	19.6	10.1
Total operating expenses	36.2	74.2	57.9
Operating income (loss)	5	(52.2)	(17.2)
Other expenses	0.2	1.1	(0.7)
Financing income(expenses), net	(2.3)	(2.7)	(0.9)
Income (loss) before taxes	2.8	(53.8)	(15.5)
Income taxes	0.02	0.05	0.05
Net (loss)	2.94	(53.9)	(15.5)

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Sales

Sales in 2005 increased by approximately 90% to $20.7 million compared with sales of $10.9 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results during 2005 which contributed more than $12 million to our consolidated revenues in sales of our non-destructive technology, or NDT, systems. Sales of systems increased by approximately 91% to $16.6 million compared with sales of $8.7 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results as well as to the increase in demand for our NDT systems.

Sales of service and spare parts increased by approximately 86% to $4.1 million compared with sales of $2.2 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s service and spare parts revenues, thus increasing our customer base.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 58.8% in 2005 compared with 77.9% in 2004. The decrease in cost of revenues in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operation with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Gross Profit

In 2005 we earned a gross profit of $8.5 million as compared to a gross profit of $2.4 million in 2004. Gross profit as a percentage of net sales was 41% in 2005 as compared to 22% in 2004. The increase in our gross profit in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operations with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to $2.3 million in 2005 from $2.6 million in 2004, and were offset by Israeli government grants of $0.15 million in 2005 and $0.16 million in 2004. Net research and development expenses in 2005 were $2.2 million compared with $2.4 million in 2004. The decrease in the gross research and development expenses was mainly for integrating our research and development activity with that of ScanMaster.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $3.8 million in 2005, compared to $3.5 million in 2004. The increase in the marketing and sales expenses was primarily due to the consolidation of ScanMaster’s marketing and sales during the year.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 7.5% in 2005 from 19.6% in 2004. General and administrative expenses in 2005 were $1.5 million, compared to $2.1 million in 2004. The decrease in expenses in 2005 was primarily attributable to the integration of our general and administrative activity with that of ScanMaster, and the reduction of our operational costs.

Financial Expenses

Financial expenses consists primarily of interest on our loans from banks, from Cornell Capital Partners L.P., or Cornell, which provided us with a promissory loan for the acquisition of ScanMaster, which we have repaid in full, and from one of our major shareholders (and former principal shareholder) Elbit Ltd.. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2005 were $0.47 million, compared to financial expenses of $0.3 million in 2004. During 2004 and 2005, we financed our operations using a credit line facility provided to us by our bank. The increase in financial expenses was primarily due to the promissory loan we received form Cornell Capital for the financing of the ScanMaster acquisition, and the increase of our bank loans in order to finance the constant growth of our revenues.

Profit/Loss

In 2005 we recorded net profit of $0.6 million, as compared to a $5.9 million net loss in 2004. This was primarily due to the increase in our revenues and the reduction of operational costs.

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

Financial Income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former principal shareholder) Elbit Ltd., and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial expenses in 2004 were $297,000, compared to financial income of $60,000 in 2003. During 2004, we financed our operations using a credit line facility provided to us by our bank.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.741 to the Dollar to a low of NIS 4.405 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. Dollar=	HIGH 1 U.S. Dollar=	MONTH

4.579	4.662	December 2005
4.577	4.658	January 2006
4.664	4.725	February 2006
4.658	4.717	March 2006
4.503	4.671	April 2006
4.428	4.522	May 2006

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.723 NIS/$1	January 1, 2002 - December 31, 2002
4.5483 NIS/$1	January 1, 2003 - December 31, 2003
4.4823 NIS/$1	January 1, 2004 - December 31, 2004
4.515 NIS/$1	January 1, 2005 - December 31, 2005

During 2001, the rate of inflation was approximately 1.4% and devaluation rate was 9.3%. In 2002, the rate of inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. In 2004, the rate of inflation of approximately 1.21% and the Dollar revalued against the NIS by approximately 1.61%. In 2005, the rate of inflation was approximately 2.39% and the rate of devaluation was 5.67%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2005, but they did not materially affect our results of operations in such periods.

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

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line and (v) receipt of a convertible loan. As of December 31, 2005, we had negative working capital of $1.9 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

Our cash and cash equivalents decreased to $0.9 million at the end of 2005 compared to $1.2 million recorded at the end of 2004. Short term restricted deposits increased to $1.8 million at the end of 2005 compared to $0.8 million recorded at the end of 2004. The changes were mainly due to the growth of our activity and the use of working capital to finance such growth. Some of our selling agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 60% of the guarantee amount. During 2005 we had negative cash flow from operational activity of $0.4 million, the negative cash flow was mainly due to the increase in our account receivables which was caused by the ramp up in our activity.

Despite the increased level of operations during 2005, inventories decreased from $4.7 million as of December 31, 2004 to $4.6 million as of December 31, 2005, reflecting our close managerial controls on inventories. Inventories as a percentage of revenues decreased to 21.9% as of December 31, 2005, compared with 42.7% as of December 31, 2004.

Positive cash flow from financing activities of $0.7 million includes repayment to Cornell Capital Partners LLP of their outstanding Promissory Note of $1.7 million and receiving a bank loan of $2.3 million.

The discussion on the investments by Mr. Nir Alon and/or Altro and the Plan of Arrangement are both hereby incorporated by reference to Item 7 “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”. The discussions regarding the Standby Equity Distribution Agreement and promissory note are both hereby incorporated by reference to Item 10, “Additional Information – Material Contracts”. The discussion regarding the Convertible Loan Agreement with Mivtach Shamir is hereby incorporated by reference to Item 4, “Information on the Company – Recent Developments”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S. Dollars and for a period of three to 18 months. The interest rates of those loans are according to the market rate.

Capital Expenditure

The discussion regarding the Yuravision, ScanMaster and Panoptes acquisitions are hereby incorporated by reference to Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

C. Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the web and ultrasonic industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems’ software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers’ manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

EVS’s prepress inspection product is based on the proprietary technology of AOI Technology which the Company has developed over the past two years, and is enhanced with features developed at the request of the manufacturer to meet the needs of the prepress industry.

For our developments in the Prepress Inspection Industry Division we have devised a visual inspection system for the inspection of the prepress cylinder. The system is already operating, and was developed as an Original Equipment Manufacturing, or OEM, product with one of world’s top prepress system manufacturers.

For our developments in the Non–Destructive Automated Inspection Systems Division we are expanding our capabilities by developing multi transducers of automatic calibration, different process algorithms and a scanner capable of inspecting in 2.5 dimensions. We are also expanding our capabilities to provide portable Non-Destructive Automated Inspection instruments for automotive and industrial applications.

As of May 2006, our research and development staff consisted of 37 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics and ultrasonic development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. Our research and development staff for the web industry consisted of 18 full time employees, and our research and development staff for the ultrasonic industry consisted 19 full time employees. In 2003 our gross research and development expenditures for the web industry were approximately $1.1 million, in 2004 they were $1.9 million and in 2005 they were $2.3 million. These expenditures were partially offset by grants by the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $396,000, $45,000 and $154,000 in each of 2003, 2004, and 2005, respectively.

Research and Development Grants

The Government of Israel encourages research and development projects oriented towards products for export through the OCS. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. For more information, see Item 10, “Additional Information – Taxation”.

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

The following table sets forth net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated.

(in thousands)	2005	2004	2003

Research and development expenses, net	$2,193	$2,456	$1,431
OCS grants	$154	$160	$396
Gross research and development expenditures	$2,347	$2,616	$1,827

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

E. Off-Balance Sheet Arrangements.

The Standby Equity Distribution Agreement

        On March 30, 2004, we entered into the Standby Equity Distribution Agreement with Cornell. Upon execution of the Standby Equity Distribution Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance put notice and up to an aggregate value of $10 million over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our advance notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. In addition to the 148,438 ordinary shares, we also transferred Cornell, out of the 5,555,555 ordinary shares held in escrow pursuant to the promissory note, a further 869,947 ordinary shares, for which we received proceeds in the amount of $433,000 which we used to repay part of the promissory note . In a registration statement which became effective in July 2004 we estimated issuing Cornell an aggregate of 5,555,555 of our ordinary shares representing the maximum number of our ordinary shares that we anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement (excluding the 148,438 ordinary shares already issued to Cornell as a commitment fee). We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage. At our recent share price of $0.4, we would need to issue to Cornell 1,500,000 of our ordinary shares in order to draw down the remaining $600,000 available to us under the Standby Equity Distribution Agreement, which expires July 1, 2006, and which would represent approximately 2% of our outstanding ordinary shares upon issuance (assuming the exercise of all of our currently convertible securities into our ordinary shares). However, our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

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

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2005, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period
	(U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	485	270	215	-	-
Operating Building Lease Obligations	502	502	-	-	-
Total commercial commitments	987	772	215	-	-

G. Safe Harbor. Not applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2006, our directors, senior managers and key employees were as follows:

Name	Age	Position

David Gal	50	Chairman of the Board
Menashe Shohat	47	Chief Executive Officer and Director
Yaky Yanay*	35	Vice president, Chief Financial Officer and Secretary
Benjamin Mano*	60	Vice President of Sales & Marketing
Hillel Avni	67	Vice President of Electronic Inspection Division
Silviu Rabinovich	61	VP UT Sales and Marketing and Chief Technology Officer
Jossef Barath	55	Director
Yuval Berman*	38	External Director
Zahi Dekel*	43	External Director
Nir Alon	43	Director
Linda Harnevo*		Director
Michel Habib	39	Director

* Beneficially owns less than 1% of our outstanding ordinary shares.

David Gal was appointed as chairman of the board of directors on March 2, 2006. He served as chairman of the board of directors of Odin Medical Technologies Ltd. since 2005, and from 2001 through 2004 served as its president and chief executive officer. Between 2002 and 2004 Mr. Gal served as the active chairman of the board of directors of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the president and chief executive officer of Wizcom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the chief executive officer of Orbotech Inc., headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance – Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business, and an M.B.A. from the Hebrew University of Jerusalem.

Menashe Shohat was appointed our chief executive officer on December 27, 2004, following the successful completion of the acquisition of ScanMaster. Mr. Shohat has spent over ten years with ScanMaster, serving first as ScanMaster’s chief operating officer and as ScanMaster’s chief executive officer from 2002 to 2004. Mr. Shohat holds a B.A. in business administration from the Ruppin Academic Center.

Yaky Yanay has served as our chief financial officer since July 2002. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 1993, he served at the Israeli Ministry of Foreign affairs. Mr. Yanay holds a B.A. in business administration and accounting from the College of Management and he is a Certified Public Accountant in Israel.

Silviu Rabinovich was one of the major shareholders of ScanMaster prior to it being acquired by the Company and served on the Company’s Board of Directors until February 2006. Mr. Rabinovich has spent over fifteen years with ScanMaster, serving as ScanMaster’s VP of Sales and Marketing and Chief Technology Officer. Mr. Rabinovich holds an M.A. in digital signal processing from Tel Aviv University.

Benjamin Mano served as the chief executive officer of Panoptes between the years 2000 and 2005 and between the years 1995 and 2000 served as the VP of operations and VP of sales and marketing for the Rest of the World of EVS. Mr. Mano served as VP of operations for seven years of Fibronics International Inc. Between the years 1983 and 1988 Mr. Mano served in Japan as Sitex Japan’s desk manager, establishing the joint venture company together with Toyo Inc. Between the years 1973 and 1983 Mr. Mano worked for us in various capacities. Mr. Mani holds a B.Sc. in electrical engineering from the Technion.

Hillel Avni is one of our founders and served as our vice president of engineering from inception until 1999 and from 2006 following our acquisition of Panoptes. Between 2000 and 2005 Mr. Avni founded and was vice president of research and development of Panoptes. Between 1973 and 1990 he was employed by Elbit, where he served as the manager of digital signal processing computers development from 1987 until 1990, and prior to that, as the project manager for the development of a general purpose real-time image processing system. Mr. Avni holds a B.A. in mathematics and statistics from the Hebrew University of Jerusalem and an M.Sc. in computer science from the Technion.

Jossef (Yossi) Barath is one of our founders and has been a director since our inception. He was president and chief executive officer from inception until May 1998. Mr. Barath is a member of the board of directors of SADOT Research & Development Fund Ltd. (TASE). From 1987 to 1990, Mr. Barath served as director of marketing and business development at Inframetrics, Inc., a subsidiary of Elbit. From 1984 to 1987, he served as head of marketing of Elbit’s Ground Systems Division. From 1982 to 1983, Mr. Barath was the managing director of Elbit Data System Ltd., a British subsidiary of Elbit. Previously, Mr. Barath served as a research and development officer in the communications and technology division of the Israeli Defense Forces, or IDF. Mr. Barath has a B.Sc. in electrical engineering from the Technion and is a graduate of the Executive Business Program at the Sloan School of Business at Massachusetts Institute of Technology.

Yuval Berman is a Co-Founder and Managing Director of the business consulting firm Genesis-UVB. From 1997-2002 Mr. Berman was responsible for business development and investments at The Omega Group, a publicly traded investment group. Preceding this, Mr. Berman worked for a year in business development at the Israel Electric Corporation and practiced corporate law for four years. Mr. Berman received an M.B.A. with Honors from the Universite Libre De Bruxelles in Belgium. Mr. Berman holds a B.A. in economics and an L.L.B. in law, both from Tel Aviv University. He is a member of the Israeli Bar.

Zahi Dekel worked at Bank Hapoalim Ltd. from 1995-2003, where he held several posts, including most recently the manager of the Migdal Ha’emek branch. From 1987 Mr. Dekel was the principal of the Na’aleh boarding school for children who had emigrated from the former Soviet Union to Israel, without their parents. Mr. Dekel currently serves on the regional council of Yoqneam. Mr. Dekel holds a B.A. in business administration and economics, and an M.A. in education and international relations, both from the Hebrew University of Jerusalem.

Nir Alon served as chairman of the board of directors from February 2001 until March 2, 2006. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a B.A. in social sciences from Tel-Aviv University.

Linda Harnevo was elected director by our board of directors on April 1, 2006. Ms. Harnevo served as chief executive officer of EduConcept Ltd. between the years 1994 and 1996 and chief executive officer of TeamWorks Technology Ltd. between the years 1997 and 2001. She is the founder of RedZebra Ltd. and Global Medical Networks International Ltd., where she currently serves as international chief executive officer. Ms. Harnevo holds a B.Sc. in mathematics, computer science and linguistics from Bar Ilan University, an M.Sc. in mathematics from the Weizmann institute and a Ph.D. in applied mathematics from the Weizmann Institute.

Michel Habib was elected director by our board of directors on March 27, 2005. Michel Habib has served as Elron’s business development manager since 2003. Prior to Elron, he founded Matar Capital Advisors, a financial advisory firm. In 2001 Mr. Habib established and managed the investment banking activity of ING Barings in Israel. Mr. Habib is a former partner of MBI Partners investment bank, and served as vice president of investment banking at Cukierman & Co. Investment House. During the 90‘s Mr. Habib was a diplomat in Israel’s foreign service, where he served as economic consul in Boston, and earlier as the first commercial attache in Korea. As Captain (Res.) in the IDF Navy, Mr. Habib was involved in the development of advanced Naval systems for the Navy’s elite unit. Mr. Habib holds an aeronautical engineering degree from the Technion.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Messrs. Zahi Dekel and Yuval Berman are our external directors who were elected to serve for terms of three years commencing March and August 2004, respectively. In March 2006 Mr. David Gal replaced Mr. Nir Alon as chairman of the board. In April 2006, Ms. Linda Harnevo replaced Ms. Naomi Livni as director. Additionally, in March 2006, Mr. Shlomo Alon and Mr. Silviu Rabinovich resigned as directors.

B. Compensation

During 2005, we paid to all our directors and officers a total of $82 thousands in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Our director Mr. Michel Habib received no compensation in 2005. In March 2004, our shareholders agreed to pay Mr. Nir Alon, then acting as chairman of the board, a monthly compensation of $3,000 in consideration for his services as the chairman of our board of directors, payable retroactively from July 1, 2003. In November 2005 our shareholders agreed to increase this monthly compensation to $4,000, payable retroactively from May 29, 2005, until February 2006, when Mr. Alon ceased to serve as chairman of our board. In 2005 we paid approximately $6,500 in aggregate to Mr. Barath and approximately $12,000 in aggregate to Mrs. Livne.

We paid an aggregate of $36,000 to our serving external directors in 2005.

        On February 21, 2006, our shareholders approved the payment to David Gal of a monthly compensation of $13,500 plus Value Added Tax in consideration for his services as the chairman of our board of directors. Additionally, it was approved to lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. Finally, it was also approved to grant Mr. Gal options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2005.

C. Board of Directors

Our articles of association provide for a board of directors of no fewer than two and not greater than nine members. On February 21, 2006, as a closing condition to the Convertible Loan Agreement with Mivtach Shamir, our shareholders approved the adoption of new articles of association. These changes were adopted due to changes in Israel’s business and legal environment and the entering into effect of the Companies Law, which replaced the Companies Ordinance. The new articles of association adopted following our February 21, 2006 shareholders’ meeting, include the following changes: (i) with the exception of resolutions which require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority; and (ii) to the extent permitted by the Companies Law, the board will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.

The Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise, as defined in the regulations promulgated on December 5, 2005, taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations. For further information on the appointment of directors, please see Item 7, “Major Shareholders and Related Party Transactions – Voting and Right of First Refusal Agreements.”

Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve both as a director and as a substitute director. Appointment of a substitute director for a member of a committee of the board of directors is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such substitute may only be another external director possessing the same expertise as the external director being substituted and may not be a regular member of such committee.

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

The Companies Law, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations do not appear to relate to external directors currently serving. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters – accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

        The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s independent public accountant’s duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

        A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

        The affidavit required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the affidavit.

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

D. Employees

2005

As of May, 31, 2006 we employed a total of 133 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of May 31, 2006, we employed 67 full-time persons, out of which 62 were employed in Israel of whom 20 were in research and development, 8 were in marketing and sales, 8 were in customer support, 27 were in operations and 4 were in administration and management.

AOI Division

As of May 31, 2006, we employed 67 full-time persons, out of which 41 were employed in Israel of whom 18 were in research and development, 2 were in marketing and sales, 6 were in customer support, 12 were in operations and 6 were in administration and management. 14 of our employees were employed in Korea, of whom 8 were in research and development, 2 were in marketing and sales, 1 was in customer support and 3 were in administration and management.

2004

As of December 31, 2004 we employed a total of 140 full time persons in the three divisions existing at the time, as follows:

Non–Destructive Automated Inspection Systems Division

As of December, 31, 2004, we employed 63 full-time persons, out of which 56 were employed in Israel of whom 14 were in research and development, 9 were in marketing and sales, 7 were in customer support, 28 were in operations and 5 were in administration and management.

Web Inspection Industry Division

As of December, 31, 2004, we employed 60 full-time persons, out of which 48 were employed in Israel of whom 19 were in research and development, 7 were in marketing and sales, 11 were in customer support, 13 were in operations and 10 were in administration and management.

Microelectronics Division (which was merged into our AOI Division)

As of December, 31, 2004, we employed 17 full-time persons. All 17 were employed in Korea, of whom 10 were in research and development, 3 were in marketing and sales, 1 was in customer support and 3 were in administration and management.

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

E. Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Messrs. Nir Alon and Menashe Shohat beneficially own shares and options exceeding 1% of our outstanding ordinary shares since Mr. Nir Alon is the controlling shareholder of Altro, our majority shareholder, and Mr. Shohat serves as our CEO. Mr. Shlomo Alon, Nir Alon’s father, who served as a member of our board of directors until March 2, 2006, beneficially owns shares and options exceeding 1% of our outstanding ordinary shares. Elbit owns 2,647,643 of our ordinary shares (and together with Water Technologies Ltd., a fully owned subsidiary Elbit, holds warrants to purchase 1,512,939 of our ordinary shares pursuant to the Warrant Distribution) and is currently represented by Mr. Michel Habib on our board of directors.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2006, options to purchase 132,500 of such ordinary shares were outstanding and options to purchase 377,470 ordinary shares were available for future grants. Of the outstanding options, options to purchase 28,000, 102,500 and 2,000 ordinary shares are fully vested and are exercisable at an exercise price of $3.00, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

The 1996 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal or above to the fair market value of our shares. The options are non-assignable except by the laws of succession. The last date on which the options may be granted was February 2006. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest at a rate of 50% at the beginning of the third year after the grant and an additional 25% in each of the two years thereafter, assuming continuous employment with us through such periods.

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2006, options to purchase 1,302,536 of such ordinary shares were outstanding and options to purchase 2,655,582 ordinary shares were available for future grants. 523,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period. 272,750 of the outstanding options have an exercise price of $0.36 per share. 295,100 of the outstanding options have an exercise price of $0.48 per share 20,852 of the outstanding options have an exercise price of $0.15 per share and an additional 166,027 an exercise price of $1 per share and vest monthly over three years through August 2005. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of May 31, 2006, options to purchase 2,962,900 of such ordinary shares were outstanding and options to purchase 3,416,330 ordinary shares were available for future grants. 757,500 of the outstanding options have an exercise price of $1.25 per share. 44,000 of the outstanding options have an exercise price of $1.2 per share. 136,500 of the outstanding options have an exercise price of $0.85 per share. 20,000 of the outstanding options have an exercise price of $0.83 per share. 502,000 of the outstanding options have an exercise price of $0.8 per share. 595,000 of the outstanding options have an exercise price of $0.75 per share. 25,000 of the outstanding options have an exercise price of $0.70 per share 153,197 of the outstanding options have an exercise price of $0.68 per share. 600,000 of the outstanding options have an exercise price of $0.5 per share and an additional 129,703 an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to our chairman, Mr. David Gal, have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of May 31, 2006, options to purchase 657,500 of such ordinary shares were outstanding and options to purchase 1,342,500 ordinary shares were available for future grants. The outstanding options have an exercise price of $0.78 per share. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of June 15, 2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of our outstanding ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Altro Warenhandels GmbH (1)(2)(3)(4)(5)(6)	3,500,000	11.3%
Nir Alon Holdings GmbH(3)(6)	2,600,000	8.4%
Elbit Ltd.(3)(7)
Advanced Technology Center
P.O. Box 539
Haifa, Israel	4,160,582	13.4%
ScanMaster Former Shareholders (3)	4,044,834	13.1%
M.S.N.D. Real Estate Holdings Ltd.(3)	2,939,192	9.5%
All directors and officers as a group (8)	17,420,114	56.4%

The percentages in this table are based on 30,858,785 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)	3,500,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro in the sum of $1,500,000.

(2)	On August 16, 2002, Mr. Nir Alon, one of our directors, transferred all of his shares in our company to Altro, an Austrian company, controlled by Mr. Nir Alon and a company controlled by members of the Alon family.

(3)	See description of two shareholder agreements (the Interim Agreement and the New Shareholders Agreement) in Item 7 “Major Shareholders and Related Party Transactions –Voting and Right of First Refusal Agreements”.

(4)	Includes: (a) 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(5)	In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

(6)	Since Mr. Nir Alon controls Altro, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro and Nir Alon Holdings GmbH.

(7)	Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15, 2002. Following the merger, Elbit became a wholly owned subsidiary of Elron. IDB Holding Corporation Ltd., or IDB, is an Israeli company publicly traded on the TASE which through holdings in its subsidiaries may be deemed to be the beneficial owner of our ordinary shares held by Elron. IDB through other of its subsidiaries may be deemed to be the beneficial owner of a further 190,586 of our ordinary shares.

(8)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

As of May 31, 2006, there were a total of 58 holders of record of our ordinary shares, of which 19 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 28.3% of our outstanding ordinary shares.

Voting and Right of First Refusal Agreements

In 1993, Elbit and certain of our key executive officers entered into a formation agreement, which was amended in February 1996 and August 1998, and which provided for our formation. Pursuant to the Formation Agreement, Elbit and Messrs. Yossi Barath and Hillel Avni have agreed to vote the ordinary shares held by them at all shareholders meetings at which directors are elected for the appointment of either Mr. Barath or Mr. Avni to our board of directors. The term of this voting agreement was for the three years after the date of our initial public offering in July 1996 but it is automatically extended for one-year periods until terminated by either party with at least six months notice prior to the end of the year-long period. On December 29, 2005, Elbit provided Mr. Barath and Mr. Avni notice of termination of this agreement, thus this obligation will expire on June, 29, 2006. In addition, pursuant to the Formation Agreement, Messrs. Barath and Avni have granted each other mutual rights of first refusal with respect to the private sale of ordinary shares. These rights of first refusal do not apply to sales effected through the facilities of the NASDAQ Market System or other stock exchange or automatic quotation system.

In an agreement signed among Elbit, M.S. Master Investments (2002) Ltd., or MS, Nir Alon Holding GmbH, Altro Warenhandels GMBH, or Altro, and Nir Alon, or the Interim Agreement, the parties agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Nir Alon, for as long as Alon holds at least 1,338,111 of our Ordinary Shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our Ordinary Shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our Ordinary Shares, or has a proxy to vote the 1,080,944 Ordinary Shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 Ordinary Shares of the Company held by R.D. Master Investment (2002) Ltd. and 182,405 shares of the Company held by Avner Shacham, or the Remaining Shares; and (d) elect to our board one director, who shall also serve as chairman of the board, who is mutually agreed upon by the parties to such agreement. In the event Mr. David Gal is not or is no longer elected as chairman of our board, then the parties to the Interim Agreement agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Alon, one of which shall serve as chairman of our board, for as long as Alon holds at least 1,338,111 of our Ordinary Shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our Ordinary Shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our Ordinary Shares or has a proxy to vote the Remaining Shares; and (d) elect to our board one director who is nominated by a majority of our board. In addition, Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to our 1993 Formation Agreement. The Interim Agreement will be terminated immediately upon the New Shareholders Agreement (as defined below) going into effect.

In addition, Nir Alon, Nir Alon Holdings GmbH, Elbit, MS and Mivtach signed a new shareholders agreement, the New Agreement, which will go into effect immediately upon the written notification by Mivtach to the other parties prior to February 21, 2008, or the Conversion Period, that the New Agreement is effective. Under the New Agreement, the parties agreed to vote their shares following the conversion of Mivtach’s and written notification by Mivtach, within the Conversion Period, to the other parties that the New Agreement is effective, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Mivtach, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Nir Alon, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 7.5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 7.5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or for the purposes of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 7.5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our Ordinary Shares. Additionally, the parties to the New Agreement agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, if there is no Conversion and Mivtach has notified the other parties of the effectiveness of the New Agreement within the Conversion Period, as follows: (a) elect to our board two directors nominated by Nir Alon, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Mivtach, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or in the case of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the largest number of our Ordinary Shares. Notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% Threshold or the 5% Threshold, as applicable, other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008.

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

Additionally, on February 21, 2006 we signed a management service agreement with the chairman of our board of directors, David Gal. Under the terms of the agreement, which is between us and a company controlled by Mr. Gal, we are to pay a monthly fee of $13,500 plus Value Added Tax, lease an automobile for the use of Mr. Gal, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice. If terminated, we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal, subject to shareholder approval, options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the Chairman of our board of directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter.

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

Pursuant to the Plan of Arrangement, on May 14, 2004, or the Record Date, we distributed to most of our shareholders warrants to purchase 4,183,950 of our ordinary shares on a pro rata basis (or the Warrant Distribution). Each warrant is exercisable at a price of $0.35 per share and exercisable for four years from the date of registration thereof. The warrants were distributed to all persons who are the registered holders of our ordinary shares on the Record Date (Record Holders), with the exception of certain shareholders. The shareholders which agreed to be excluded from the Warrant Distribution are as follows: Altro, our controlling shareholder, Cornell, Newbridge and those investors which participated in our December 2003 and January 2004 Private Placement Investments (other than Meitav Capital (2002) Ltd., with respect to 241,714 of our ordinary shares which it holds having exercised, prior to the Record Date, a warrant that it received for its financial services in connection with such investments). As of June 15, 2006, of the warrants distributed under the Plan of Arrangement, 412,308 warrants have been exercised.

As of June 15, 2005, through the companies he controls, Nir Alon owned 19.2% of our outstanding ordinary shares and Elbit owned 9.3% of our outstanding ordinary shares. However, in the event that all the warrants distributed to our shareholders are exercised pursuant to the Plan of Arrangement, Altro and Nir Alon will beneficially hold 17% of our outstanding ordinary shares.

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

Royalty Payments. Until June 30, 2001, Elbit had an obligation to pay royalties to Dr. Ilan Tamches, the Chief Scientist of Elbit and the original developer of certain elements of the Elbit Technology. Through June 30, 1996, these royalties were paid directly by Elbit and were reflected as royalty expenses in our financial statements. We agreed to pay Elbit all amounts payable pursuant to Elbit’s obligations to Dr. Tamches, which relate to our use of the Elbit Technology. Upon the closing of our initial public offering, we issued 94,624 ordinary shares for nominal consideration to Dr. Tamches in connection with his agreement to reduce the royalty rate payable to him. Elbit agreed that it will not take any action that reduces the proportion of Dr. Tamches’ share holdings in us, other than the issuance of shares to the public, to a strategic partner or for capital raising transactions. We believe that this agreement does not prohibit us from consummating a merger or an acquisition of a business, product or technology or issuing shares to employees or directors other than Messrs. Barath and Avni pursuant to the 1996 Share Option Plan and the 2000 Share Option Plan. However, in the event that we issue employee share options to Mr. Avni, we will issue a number of options to Dr. Tamches such that issuances to Mr. Avni will not dilute Dr. Tamches’ holdings in EVS. From the date of our initial public offering through June 30, 2001, the royalties that we paid for the Elbit Technology were not less than $300,000 and not more than $500,000 per year based on the annual amount of cash receipts from sales of products in the textile, food and automotive industries. This royalty rate was payable for five years from the date of the consummation of our initial public offering (i.e. July 12, 2001) and was subject to adjustment after such date. We owed Elbit approximately $500,000 for these royalty payments, of which $395,000 is still outstanding and shall be paid off in installments. In May 2002, we entered into an agreement with Elbit and Dr. Tamches, whereby the license agreement was amended such that effective as of July 1, 2002, Elbit transferred the Elbit Technology to Dr. Tamches and the certain other technology to us. See Item 10, “Additional Information – Material Contracts”.

C. Interests of Experts and Counsel. Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F1-F47.

Export Sales

In 2005, 99.3% of our sales, amounting to $20,639,000 were exported outside of Israel.

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

Since February 2001 we have received no further correspondence relating to the Lemelson claim.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise in 2005 is taxable at regular rates of 35%. See Note 12 to our Consolidated Financial Statements and Item 10, “Additional Information – Taxation.”

B. Significant Changes

Other than the the Cornell Loan, the Mivtach Shamir Convertible Loan, the Acquisition of Panoptes, and the Loan from Mizrahi , all described in Item 10, “Additional Information – Material Contracts” below, no significant changes have occurred since the date of the consolidated financial statements included in this annual report.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)

May 2006	0.67	0.56
April 2006	0.72	0.64
March 2006	0.81	0.7
February 2006	0.83	0.65
January 2006	0.71	0.64
December 2005	0.71	0.55
Fourth quarter 2005	0.71	0.52
Third quarter 2005	0.71	0.52
Second quarter 2005	0.68	0.53
First quarter 2005	0.64	0.42
Fourth quarter 2004	0.68	0.37
Third quarter 2004	1.01	0.56
Second quarter 2004	1.40	0.69
First quarter 2004 (4)	1.65	0.86
Fourth quarter 2003 (3)	1.86	0.28
Third quarter 2003 (2)	0.47	0.2
Second quarter 2003 (2)	0.29	0.2
First quarter 2003 (2)	0.23	0.08
Year ended 2004 (4)	1.65	0.37
Year ended 2003 (3)	1.86	0.11
Year ended 2002 (2)	0.77	0.10
Year ended 2001 (1)	0.88	0.23

(1) Traded on the Over-the-Counter Bulletin Board until June 21, 2001, and subsequently on the NASDAQ SmallCap Market.
(2) Traded on the NASDAQ SmallCap Market throughout the period.
(3) Traded on the NASDAQ SmallCap Market until November 19, 2003, and subsequently on the Over-the-Counter Bulletin Board.
(4) Traded on the Over-the-Counter Bulletin Board throughout the period, and continues to trade there today.

B. Plan of Distribution. Not applicable

D. Selling Shareholders. Not applicable

E. Dilution. Not applicable

F. Expenses of the Issue. Not applicable

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

A. Share Capital.

Not applicable

B. Memorandum and Articles of Association

Our shareholders approved our articles of association on February 21, 2006. Our objective as stated in our articles of association is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law-1999, as amended.

Currently we have one class of outstanding securities, our ordinary shares, par value NIS 1.00 per share. No preferred shares are currently authorized.

Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles may be amended by a resolution carried at a general meeting by a majority of the shares voting on such resolution. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our articles of association require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a minimum quorum under applicable law, which currently provides for two or more shareholders holding at least one-quarter of the voting rights are present in person or by proxy. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our articles of association;
—	appointment or termination of our auditors;
—	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
—	approval of acts and transactions requiring general meeting approval under the Companies Law;
—	increase or reduction of our authorized share capital;
—	any merger as provided in Section 320 of the Companies Law;
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(a) of the Companies Law.

A meeting of our shareholders shall be convened by our board of directors, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital. Within 21 days of receipt of the request, the board must convene a meeting and send out notices setting forth the date, time and place of the meeting.

The Israeli Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title or (vii) another manager directly subordinate to the general manager.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company’s business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Agreements regarding directors’ terms of employment require the approval of the audit committee and the board of directors. In all matters in which a director has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. For this purpose, the term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

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

In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his, her or its power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

Not applicable.

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

        Repayment of Promissory Note. On August 26, 2004, we signed a short-term promissory note with Cornell Capital Partners L.P., or Cornell, whereby Cornell agreed to advance us the sum of $4,000,000. On February 17, 2006, we repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of our obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to us, and the floating charge on our assets was removed. On April 17, 2006, we also withdrew a registration statement on Form F-2 which we filed for the registration of 14, 444,445 of our ordinary shares to guarantee our obligations towards Cornell under the Promissory Note. The registration statement had not become effective prior to its withdrawal.

ScanMaster Acquisition. On September 8, 2004 we purchased all of the outstanding securities of ScanMaster Ltd., an Israeli company, and ScanMaster Inc., a New Hampshire corporation, or ScanMaster. In consideration for all the securities of ScanMaster we agreed to issue ScanMaster’s shareholders with 7,414,213 of our ordinary shares and pay them up to $3 million in cash of which $2,700,000 was paid directly to them and an additional $300,000 was placed in escrow until March 1, 2005 to guarantee projected revenues of at least $3,686,400 for ScanMaster for the period from September 1, 2004 until December 31, 2004. The cash consideration was released from escrow on March 27, 2005 to ScanMaster’s shareholders. All of the shares which we agreed to issue to ScanMaster’s shareholders were placed in escrow as follows: (i) an aggregate of 5,695,464 ordinary shares were placed in escrow subject to an Israeli tax ruling deferring capital gains tax due on the ordinary shares which were issued to the shareholders of ScanMaster, until their sale by the shareholders. 430,188 of these shares were released from escrow to the employees of ScanMaster, and 2,939,192 of these shares were released upon the sale to M.S.N.D., as part of the agreement with Mivtach Shamir; (ii) 1,718,749 ordinary shares were placed in escrow until March 15, 2007 as a guarantee for certain representations and undertakings of some of ScanMaster’s former shareholders, and upon their release, they will be placed in escrow subject to the above mentioned tax ruling until their sale.

Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders own approximately 15.5% of our share capital, and our shareholder equity will exceed to $1.168 million.

Convertible loan agreement with Mivtach Shamir. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

Acquisition of Panoptes. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

Loan from Mizrahi Bank. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

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

E. Taxation

The following is a summary of the material tax consequences in the United States and Israel to individual and corporate residents of the United States and Israel resulting from the sale of ordinary shares (i) issuable to the selling security holders pursuant to the exercise of the Warrants and (ii) held by the selling security holders. Since we have never paid dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary.

Israeli Tax Considerations

The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 31% of taxable income in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A recent amendment to the Investment Law which came into effect as of April 1, 2005, or the Amendment, significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved, or a Mixed Enterprise, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
Over 49% but less than 74%	20%	10
Over 74% but less than 90%	15%	10
or more 90%	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative track” of tax benefits, or the Alternative Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

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

Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates.

A company that elected the Alternative Track and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

Tax Benefits under the Amendment

As a result of the Amendment, it is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track of benefits and therefore companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment, or a Benefited Enterprise. Companies are also entitled to approach the Israeli Tax Authority and request for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

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

The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below, or tax exemption, in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Similarly to a company which elected the Alternative Track before the amendment, dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company” which is a company at least 49% of which is owned by non-Israeli residents. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise, or the Commencement Year; or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

        The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

Extent of Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as percentage of Grants

less than 50%	120%
between 50% and 90%	150%
90% and more	300%

        A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

        In general, the technology developed with Chief Scientist grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

        Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

The Israeli authorities have indicated that the government may reduce or abolish grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits:

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

        (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

        (b) Depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

On January 1, 2006 an amendment to the Israeli tax regime became effective, or the 2006 Tax Reform. The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

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

United States Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences resulting from the ownership and disposition of ordinary shares by each person who is a US Holder (as defined below). For purposes of our discussion a U.S. Holder means any holder of ordinary shares who is:

—	a citizen or resident of the United States;

—	a corporation created or organized in the United States or under the laws of the United States or any State;

—	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting; are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws.

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of ordinary shares.

F. Dividends and Paying Agents.

Not applicable

G. Statement by Experts.

Not applicable

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We began filing through the EDGAR system beginning on December 2, 2002.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we generally do publicly announce our year-end results promptly and file periodic information with the SEC under cover of Form 6-K. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

Interest Rate Risk on Investments. We maintain a strict, conservative investment policy, which ensures the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. According to this policy, we invest in bank deposits and in high-level marketable securities. Our cash and cash equivalent as of December 31, 2005, consisted primarily of demand deposits. A material change in yields of the securities in which we invest, and in our liquidity requirements before the maturity of our investments, may have an effect on our financial results and cash flow. However, due to the nature of our cash and cash equivalents and short-term investments, we have concluded that we do not have material market risk exposure.

Interest Rate Risk on Liabilities. As of December 31, 2005 we had liabilities in the amount of $5.4 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $38 thousands. The increase in interest rates in 2005 did not result in any material change to our liabilities. As of December 31, 2005 we had accounts payable in the amount of $7.5 millions. Our accounts receivable are held in foreign currencies and are not linked to any interest rates. Consequently, the decrease in interest rates in 2005 did not result in any change to our accounts payable. As of December 31, 2005 we did not have any hedging transactions that mitigate interest rate fluctuations.

Foreign Currency Exchange and Inflation Risk

Since the majority of our revenues are paid in or linked to U.S. Dollars and Euro, we believe that a result of inflation and fluctuations in the NIS/Dollar and the Euro/ Dollar exchange rate might be a material effect on our revenues. Both inflation in Israel, and fluctuations in the NIS/Dollar and the Euro/Dollar exchange rate, have some influence on our expenses and thus on our net income. The cost of our operations in Israel, as expressed in Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset, on a lagging basis, by a devaluation of the NIS in relation to the Dollar.

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

As of December 31, 2005 we had a credit facility in NIS, consequently we had no market risk resulting from any increase in the year-end NIS/Dollar and the Euro/Dollar exchange rate.

As of December 31, 2005, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1.6 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $180,000.

Equity Price Risk

As of December 31, 2005, we did not have any marketable securities recorded at a fair value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

ITEM 15.	CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officers and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005. Based on that evaluation, our general manager and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act, and that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our general manager and chief financial officer, to allow timely decisions regarding required disclosure. There have been no changes in internal control over financial reporting during the period covered by this report that may affect internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that Mr. Zahi Dekel is our audit committee financial expert and is independent in accordance with applicable Securities and Exchange Commission regulations.

ITEM 16B	Code of Ethics

Our board of directors has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. We undertake to provide any person with a copy of our code of ethics upon request.

ITEM 16C	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our principal accountants for the audit of our consolidated annual financial statements for the year ended December 31, 2004, and Brightman Almagor & Co. for the audit of our consolidated annual financial statements for the year ended December 31, 2005.

	2005	2004

Audit Fees(1)	107,000	119,000

Tax Fees(2)	5,000	--
All Other Fees(3)	--	25,000
Total	112,000	144,000

(1)	“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Brightman Almagor & Co. Any services provided by Brightman Almagor & Co. that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D	Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The discussion relating to the purchase of our securities by Altro is incorporated herein by reference to Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions”.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

        See pages F-1 to F-47.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant (2)(3)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(2)(3)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(4)

4.3	Amendment No.1 to License Agreement dated June 12, 1996 between Elbit Ltd., Elbit Vision Systems Ltd., and Dr. Ilan Tamches, dated May 12, 2002.(5)

4.4	Share Purchase Agreement dated February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH(4)

4.5	Shareholders Agreement dated February 21, 2006, among Altro Warenhandels GmbH, M.S. Master Investments, Elbit Ltd., Nir Alon Holdings GmbH, and Nir Alon(6).

4.6	Shareholders Agreement dated February 21, 2006, among M.S. Master Investments, Elbit Ltd., Nir Alon Holdings GmbH, Nir Alon and M.S.N.D. Real Estate Holdings. (6)

4.7	Amendment to the Share Purchase Agreement of February 7, 2001, among Elbit Vision Systems Ltd., Nir Alon and Altro Warenhandels GmbH, dated March 18, 2002 (5)

4.8	Share Purchase Agreement dated March 18, 2002, between Elbit Vision Systems Ltd. and Altro Warenhandels GmbH (5)

4.9	Form of Warrant Agreement and Warrant Certificate issued to Shareholders pursuant to the Warrant Distribution (8)

4.10	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and STIC Angel Investment Partnership No. IV (7)

4.11	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Yuravision Co. Ltd. (7)

4.12	Share Purchase Agreement dated April 2004, between Elbit Vision Systems Ltd. and Kuen Yu Liu (7)

4.13	Share Purchase Agreement dated May 18, 2004, between Elbit Vision Systems Ltd. and Professor Whoi Yul Kim and Hoe Choon Kim (7)

4.14	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd. (8)

4.15	Registration Rights Agreement, dated March 30, 2004 between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (9)

4.16	Investment Agreement, dated August 26, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (9)

4.17	Promissory Note dated August 26, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (9)

4.18	Security Agreement dated August 26, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (9)

4.19	Security Agreement dated August 26, 2004,between Cornell Capital Partners LLP and EVS Inc. (9)

4.20	Pledge and Escrow Agreement dated August 26, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (9)

4.21	Share Purchase Agreement dated August 6, 2004, by and among Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd., and IRT ScanMaster Systems Inc. (10)

4.22	Amendment to Share Purchase Agreement dated September 1, 2004, by and among Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd., and IRT ScanMaster Systems Inc. (10)

4.23	Amendment to Investment Agreement, dated May 2004, between Cornell Capital Partners LLP and EVS Inc. (10)

4.24	Agreement dated January 2, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd. (6)

4.25	Appendix to Agreement dated February 21, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd. (6)

4.26	Asset and Share Purchase Agreement dated December 27, 2005, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd. (6)

4.27	Amendment to Asset and Share Purchase Agreement dated February 21, 2006, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd. (6)

8.1	List of subsidiaries (*)

10.1	Consent of Kesselman & Kesselman, certified public accountants (Israel) (*)

10.2	Consent of Ernst & Young, Hang Young, certified public accountants (Republic of Korea) (*)

10.3	Consent of Deloitte Brightman Almagor, certified public accountants (Israel) (*)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002(*)

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002(*)

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002(*)

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002(*)

(*)	Filed herewith.

(1)	Incorporated by reference from Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.
(2)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(3)	English translation or summary from Hebrew original.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(5)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.
(6)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.
(7)	Incorporated by reference from our Report of Foreign Issuer on Form 6-K, File No. 000-28580, filed with the Commission on June 8, 2004.
(8)	Incorporated by reference from our Registration Statement on Form F-2, File No. 333-11095, filed with the Commission on May 3, 2004.
(9)	Incorporated by reference from our Registration Statement on Form F-2, File No. 333-120034, filed with the Commission on October 28, 2004.
(10)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 29, 2006

ELBIT VISION SYSTEMS LTD. By: /S/ MENASHE SHOHAT —————————————— Menashe Shohat Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2005 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Vision Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated July 14,2005 and March 21, 2004 respectively expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 21, 2006

Kesselman & Kesselman Certified Public Accountants 1 Nathanson Street Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ELBIT VISION SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Haifa, Israel	Kesselman & Kesselman
July 14, 2005	Certified Public Accountants (Isr.)

F - 2a

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

Seoul, Korea
July 8, 2005

F - 2b

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2005	2004

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		886	1,222
Restricted deposit (short term)	14	1,810	768
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2005- $793 ,2004 - $ 1,423)		3,600	2,287
Other		1,148	980
Inventories	4	4,559	4,682

T o t a l current assets		12,003	9,939

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,633	1,389
Other long-term receivables	5	180	187

		1,813	1,576

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	6	918	1,057

OTHER ASSETS AND DEFERRED CHARGES - net of accumulated amortization:	7
Goodwill		3,847	2,507
Other intangible assets		3,483	4,031
Deferred charges		-	343

		7,330	6,881

T o t a l assets		22,064	19,453

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2005	2004

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	2,191	1,394
Current maturities of loan from shareholder	9a	160	160
Credit from Cornell Capital Partners L.P.	11(a5)	1,449	3,328
Accounts payable and accruals:
Trade		2,479	2,450
Deferred income	2d,15d	2,514	789
Other	15b	5,114	6,637

T o t a l current liabilities		13,907	14,758

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)		1,626	199
Loans from Related Parties (net of current maturities)	9	236	209
Accrued severance pay	8	2,196	2,141

T o t a l long-term liabilities		4,058	2,549

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		17,965	17,307

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2005
60,000,000 ordinary shares as of December 31, 2005
Issued and outstanding:
December 31, 2005 - 26,762,217 Ordinary shares;
December 31, 2004 - 25,681,743 Ordinary shares		4,529	3,863
Receipts on account of shares to be allotted		-	70
Warrants		521	496
Additional paid-in capital		22,803	22,039
Foreign currency translation adjustment		89	132
Accumulated deficit		(23,843)	(24,454)

T o t a l shareholders' equity		4,099	2,146

T o t a l liabilities and shareholders' equity		22,064	19,453

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Note	2005	2004	2003

REVENUES:
Sale of products		16,640	8,751	4,043
Services rendered		4,151	2,209	2,285

		20,791	10,960	6,328

COST OF REVENUES:	15e
Cost of products sold		10,012	7,027	2,294
Cost of services rendered		2,211	1,515	1,454

		12,223	8,542	3,748

GROSS PROFIT		8,568	2,418	2,580
RESEARCH AND DEVELOPMENT COSTS - NET	15f	2,193	2,456	1,431
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		3,765	3,527	1,598
General and administrative		1,565	2,153	637

OPERATING INCOME (LOSS)		1,045	(5,718)	(1,086)
FINANCIAL INCOME (EXPENSES) - NET	15g	(471)	(297)	60

INCOME (LOSS) BEFORE OTHER INCOME (LOSS)		574	(6,015)	(1,026)
OTHER INCOME		41	116	47

INCOME (LOSS) BEFORE TAXES ON INCOME		615	(5,899)	(979)
TAXES ON INCOME	12d	4	6	3

INCOME (LOSS) FOR THE YEAR		611	(5,905)	(982)

EARNING (LOSS) PER SHARE - BASIC	2n	0.023	(0.320)	(0.100)

EARNING (LOSS) PER SHARE -DILUTED	2n	0.021	(0.320)	(0.100)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE - BASIC
(IN THOUSANDS)		26,500	18,724	10,175

DILUTED (IN THOUSANDS)		28,421	18,724	10,175

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Receipts on account of shares to be allotted	Warrants (see notes 3a,11a))	Additional paid-in capital	other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2002	10,167	1,208			17,785		(17,567)	1,426
CHANGES DURING 2003:
Net loss for the year							(982)	(982)
Issuance of share capital and warrants (note 11a)	2,769	633		*267	*865			1,765
Employee stock options exercised and paid	70	15			12			27
Receipts on account of shares to be allotted (note 11a)			140					140

BALANCE - DECEMBER 31, 2003	13,006	1,856	140	267	18,662		(18,549)	2,376

CHANGES DURING 2004:
Net loss for the year							(5,905)	(5,905)
Currency translation differences						132		132

Total comprehensive loss								(5,773)
Employee stock options exercised and paid	393	85						85
Receipts on account of shares to be allotted (note 11a)			*424					424
Issuance of share capital and warrants (notes 3a,3b,10a)	11,957	1,848	(494)	*300	*3,161			4,815
Warrant exercised and paid (note 11a)	326	74		(71)	216			219

BALANCE - DECEMBER 31, 2004	25,682	3,863	70	496	22,039	132	(24,454)	2,146
CHANGES DURING 2005:
Net income for the year							611	611
Currency translation differences						(43)		(43)

Total comprehensive income								568
Employee stock options exercised and paid	82	18			(1)			17
Receipts on account of shares to be allotted (note 11a)			105					105
Issuance of share capital and warrants (notes 3a,3b, 11a)	815	607	(175)	25	741			1,198
Warrant exercised and paid (note 11a)	183	41			24			65

BALANCE - DECEMBER 31, 2005	26,762	4,529	-	521	22,803	89	(23,843)	4,099

        * Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	611	(5,905)	(982)
Adjustments to reconcile net income (loss) to net
cash provided by or used in operating activities:
Depreciation and amortization	886	1,047	238
Loss from disposal of property	7	-	-
Trading marketable securities - net
Liability for employee rights upon retirement	55	(56)	228
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(1,313)	(288)	(342)
Other	(168)	278	(207)
Increase (decrease) in accounts payable and accruals:
Trade	29	451	39
Deferred revenues	1,725	(79)	(955)
Other	(1,523)	1,887	139
Decrease in inventories	123	803	72

Net cash used in operating activities	432	(1,862)	(1,770)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries consolidated for the first time (a)	-	(4,035)	-
Purchase of property and equipment	(222)	(243)	(156)
Collection of long-term receivables	7	18	43
Investment in long-term deposits	-	(50)	(5)
Redemption of (investment in) restricted deposit	(1,042)	434	(537)
Proceeds from disposal of property and equipment	16	-	43
Long-term loan granted	-	(8)	(61)
Amounts carried to other assets and deferred charges	-	(310)	-
Funds severance pay	(244)	(27)	(191)

Net cash used in investing activities	(1,485)	(4,221)	(864)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants -net of issuance costs	-	2,265	1,765
Short-term credit from bank - net	797	(564)	1,006
Proceeds from exercise of options and warrants	187	304	27
Receipts on account of shares to be allotted	-	-	140
Retirement of long-term loan from shareholder	-	(80)	-
Proceeds from long-term loans from bank	1,454	(22)	-
Short-term credit received from Cornell Capital Partners L.P. - net	(1,719)	3,601	-

Net cash provided by financing activities	719	5,504	2,938

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	(2)	12	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(336)	(567)	304
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,222	1,789	1,485

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	886	1,222	1,789

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	295	71	20

Income taxes paid - net	4	7	16

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

		2004
		U.S. dollars in thousands

(a)	Acquisition of subsidiaries consolidated
	for the first time, see also note 2:
	Assets and liabilities of the subsidiaries at date of
	acquisition:
	Working capital (excluding cash and cash equivalents)	9
	Fixed assets	618
	Long-term receivables	982
	Other assets	4,661
	Long-term loans and other liabilities	(1,724)
	Goodwill arising on acquisition	2,296

		6,842
	Less:
	Issuance of share capital and warrants (see b3) hereafter)	(2,501)
	Legal commitment to acquire 19% of Yuravision Co.
	Ltd.'s shares (see also Note 3a)	(306)

		4,035

(b)	Supplementary information on financing activities not involving cash flow:

1)	In 2004, the Company repaid $ 273,000, which constitutes part of a loan received from Cornell Capital Partner L.P. Repayment was made by way of issuance of shares. The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

2)	In 2004, the Company issued Cornell Capital Partners L.P. and Newbridge Securities Coporation 156,250 of its ordinary shares in an amount equivalent to $ 200,000 as part of the Standby Equity Distribution Agreement (see Note 11a4).The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

3)	Part of the acquisition of the subsidiaries was executed through issuance of share capital and warrants in an amount equivalent to $ 2,501,000.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

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

The Group relies on a small number of customers for a significant portion of its revenues (see also Note 17d). As to Business and Geographical segments – see Note 17c.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

a.	Use of estimates in the preparation of financial statements

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S dollars

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

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the company and its wolly-owned subsidiaries.

All material inter-company transaction and balances have been eliminated.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash Equivalents

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis.

f.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials and spare parts – on moving average basis.

Product in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

g.	Property and equipment

Property and equipment are stated at cost . Depreciation is calculated by the straight-line method over the estimated useful lives of assets , as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20
Building	2.5-5

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other assets and deferred charges:

1)	Goodwill

In accordance with FAS No. 142: “Goodwill and Other Intangible Assets”, goodwill is not amortized, but rather tested for impairment at least annually. The Company’s reporting units consist of reportable segments; goodwill is allocated to the ultrasonic inspection segment and the microelectronics and inspection display segment (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year 2005.

2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives.

Annual rates of amortization are as follows:

%

Technology	10
Customer relations	8.33
Distribution network	10;16.6
Brand name	8.33

The backlog is amortized according to revenues, which are derived from specific orders.

3)	Deferred charges

Relating to Standby Equity Distribution Agreement and Promissory Note Agreement, which have been signed between the company and Cornell Capital Partners L.P. (hereafter – Cornell). The deferred charges include prepaid issuance costs in 2004, which are carried to shareholders’ equity as issuance costs.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition:

1)	Sale of products:

a.	General

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has no past installation experience and sales of products, in installation of which the company is well experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

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

d.	Revenues from systems that require significant customization, integration and installation are recognized based on SOP 81-1 “Accounting for Performance of Construction — Type and Certain Production – Type Contracts”, using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2005 and 2004 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

k.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

l.	Advertising expenses

Advertising expenses are expenses as in incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $ 122,000, $ 132,000, and $ 45,000, respectively.

m.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS 109”).

n.	Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 3,707,000 ordinary shares, which were issued and were placed in escrow (see Note 3b) were reflected in basic and diluted EPS shares. Total common stock equivalents, related to options and warrants, 1,921,496 were reflected in diluted EPS for the year ended December 31, 2005. Total common stock equivalents, related to options and warrants 8,716,907, 6,262,882 and 2,592,000 shares for the years 2005, 2004 and 2003, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Stock-based compensation

1)	The Company accounts for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

2)	The following table illustrates the effect on income (loss) and income (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, to its stock-based employee compensation:

	Year ended December 31
	2005	2004	2003
	$ in thousands (except per share data)

Net income (loss), as reported	611	(5,905)	(982)
Add - stock-based employee compensation
expense determined under fair value method	(559)	(988)	(145)

Pro forma net income (loss)	52	(6,893)	(1,127)

Earning (loss) per share:
Basic and diluted - as reported	$0.023	$(0.32)	$(0.10)

Diluted - as reported	$0.021	$(0.32)	$(0.10)

Basic and diluted - pro forma	$0.0019	$(0.37)	$(0.11)

Diluted - pro forma	$0.0018	$(0.37)	$(0.11)

As to information about the stock option plans and assumptions used in calculating the pro forma information, see Note 11b.

p.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

q.	Reclassification

Certain comparative figures have been reclassified to conform to the current year Presentation.

r.	Consentration of credit risk

As of December 31, 2005 and 2004, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, Far East, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

s.	Recently issued accounting pronouncements:

1)	FAS 123 (Revised 2004) Share-based Payment

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

The Company estimates that the cumulative effect of adopting FAS 123R, based on the awards outstanding as of December 31, 2005, will not have a material effect on the Company’s financial statements.

The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also provides guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

3)	FAS 154 – Accounting Changes and Error Corrections

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

NOTE 3	–	CONSOLIDATED SUBSIDIARIES

a.	Acquisition of Yuravision

On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision (as to the nature of operation of Yuravision, see Note 1).

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

As of December 31, 2005, the company recorded in its books of accounts an investment representing the holding of app. 70% in Yuravision and recorded the said liability to purchase the shares as a short-term liability.

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

As of December 31, 2005, the sellers did not exercise their option relating the selling of their holding in Yuravision.

The Company and the remaining shareholders of Yuravision are negotiating the terms for implementing the agreement to purchase the remaining 30% of Yuravision’s shares.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At June 1, 2004 ($ in thousands)

Current assets	160
Long-term receivables	44
Property, plant, and equipment	360
Intangible assets	508
Goodwill	1,332

Total assets acquired	2,404
Current liabilities	(609)
Long-term liabilities	(311)

Total liabilities assumed	(920)

Net assets acquired	1,484

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

As to pro forma data – see c. below.

b.	Acquisition of ScanMaster

In September 2004, the Company acquired 100% of the shares of ScanMaster (as to the nature of operations of ScanMaster – see Note 1)).

The Company acquired ScanMaster for total consideration in the amount of $ 8,193,000 (including estimated direct transaction costs amounting to $ 151,000). The consideration for the acquisition of ScanMaster consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of the Company, which represented approximately 27.9% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per Company’s shares for the period of two days before through two days after the announcement of the agreement. For the purposes of the financial statements as of December 31, 2004, the acquisition cost was recorded at the amount of $ 5,680,000, after eliminating a consideration of $ 2,521,000 in shares, which are considered as contingent consideration, and are placed in escrow as follows:

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

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

As to proforma data, see c. below.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2004 and 2003, nor is it necessarily indicative of future results.

	2004	2003
	$ in thousands (except per share data)
	(Unaudited)

Revenues	13,743	14,065

Loss	(8,620)	(2,977)

Loss per share - basic and diluted	(0.36)	(0.17)

d.	As to deferred income taxes in respect of the assets acquired and liabilities assumed at the date of the above acquisition, see Note 12e.

NOTE 4	–	INVENTORIES

	December 31
	2005	2004
	$ in thousands

Raw materials	1,566	1,530
Spare parts	1,057	1,168
Work in process	209	1,331
Finished products*	1,727	653

	4,559	4,682

* Mainly systems in trial by customers (see Note 2j)).

The balance are net of write-down of $ 971,000 and $1,473,000 December 31, 2005 and 2004.

NOTE 5	–	OTHER LONG-TERM RECEIVABLES

	December 31
	2005	2004
	$ in thousands

Deposits on leased vehicle (see also Note 10b2)(b)	46	38
Loan to employees(1)	-	7
Loan to other(2)	61	61
Prepaid expenses	73	81

	180	187

(1)	The loans are mainly denominated in NIS and linked to the Israeli CPI.

(2)	Representing a loan to a company, convertible into 8% of this company’s share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. On July 22, 2004, the Company requested, pursuant to the loan agreement, to convert the loan to 197,217 shares of the Company. To date, the conversion of the loan has not yet been executed. The Company assures that the said conversion will be completed by the end of 2006.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	–	PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2005	2004
	$ in thousands

Machinery and equipment	2,646	2,038
Leasehold improvements	341	495
Office furniture and equipment	472	540
Vehicles	225	193
Land and buildings	290	248

	3,974	3,514
Less - accumulated depreciation and amortization	3,056	2,457

	918	1,057

b.	Depreciation and amortization expenses totaled $ 338,000, $ 269,000, and $ 238,000, in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 7	–	OTHER ASSETS AND DEFERRED CHARGES

a.	Intangible assets:

	Gross carrying amount December 31		Accumulated amortization December 31
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,062	2,062	377	110
Customer relations	1,110	1,110	147	36
Distribution network	486	486	85	26
Brand name	489	489	55	14
Backlog	495	495	495	425

	4,642	4,642	1,159	611

Amortization expenses totaled $ 548,000, and $ 611,000, in the years ended December 31, 2005, and 2004, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2005:

$ in thousands

Year ended December 31:
2006	477
2007	426
2008	390
2009	390
2010	376

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER ASSETS AND DEFERRED CHARGES (Cont.)

b.	Deferred charges*

	Gross carrying amount December 31		Accumulated amortization December 31
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands

Share issuance costs(1)	204	204	204
Commitment fees - related to
credit provided by Cornell(2)	306	306	306	167

	510	510	510	167

*	Relating to Standby Equity Distribution Agreement and Promissory Note Agreement signed between the Company and Cornell – see also (notes 2h3 and 11a5).

(1)	Prepaid share issuance costs

These include direct issuance costs and part of the commitment fees paid to Cornell, allocated to future issuances (see note 11a5)). The said costs will be carried to company’s shareholders’ equity as issuance costs upon the issuance of shares to Cornell, under the Standby Equity Distribution Agreement.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

The Company liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 291,000, $ 255,000, and $ 160,000 in the years ended December 31, 2005, 2004, and 2003, respectively. The earnings on the amounts funded were $ 140,000, $ 80,000, and $ 54,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2005	2004
	$ in thousands

Loans from banks(1)	1,626	250
Other liabilities:
Loan from shareholder(2)	396	369
Income received in advance		18

	2,022	637
Less - current maturities:
From banks	-	69
From shareholder (see also Note 15c)	160	160

	160	229

	1,862	408

(1)	On August 2004 The Company and ScanMaster entered into an agreement with bank Mizrahi, pursuant to which both the Company and ScanMaster received a credit line for the aggregate amount of $2,000,000. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster.

Yuravision has loan that linked to the Korean Won and bear weighted average annual interest rates of 6.9%. The Korea Technology Credit Guarantee Fund has provided a guarantee amounting to $ 106,000 in respect of the said loans.

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000.

In 2004, $ 80,000 were repaid in respect of the said loan.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2005	2004
	$ in thousands

2006	160	255
2007	1,626	89
2008	76	28
2009 and thereafter	-	36

	1,862	408

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 –with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $286,000 $ 583,000, $ 213,000 in the years ended December 31, 2005, 2004 and 2003 and are included in the statements of operations among cost of revenues.

During December 2005 the Company reached a settelment with the OCS (“office chief scientist”) according to which the OCS will withdraw its request to extend the royalties payment form 3.5% to 4.5% on part of the received grants. As a result of the settelment the Company reversed the OCS allowance by $ 822,000.

2)	The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2005 is approximately $ 997,000 (see (1) and (2) above).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(3)	Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries.

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

The royalty expenses totaled $ 46,000 and $ 27,000 in the years ended December 31, 2005 and 2004 respectively, and are included in the statements of operations in cost of revenues.

(4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses in respect of royalties paid to the said supplier amounted to totaled $ 25,000 and $ 14,000 in the years ended December 31, 2005 and 2004, respectively ,were included in the statements of operations in cost of revenues.

b)	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2006-2007.

Minimum lease commitments of the Company and the subsidiary under the above leases, at rates in effect on December 31, 2005, are as follows:

$ in thousands

Year ending December 31:
2006	502
2007	502
2008	502

1,506

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 540,000, $ 240,000, and $ 150,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2006 – 2008 (with prior notice of cancellation clauses).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2005, are as follows:

$ in thousands

2006	270
2007	215
2008	74

559

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 47,000. Equal to three-month lease payments. The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2005, 2004 and 2003, amounted to $ 298,000, $ 194,000, and $ 154,000.

c.	Guarantees

To secure the Company’s commitment under its sales agreements, the Company provided guarantees in the amounts $3,498,000 to its customers. The guarantees are usually secured by cash advances received from the said customers.

NOTE 11	–	SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.OB.

2)	In March 2001, Mr. Alon, the Company’s chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company’s financial results for 2001 met certain minimum thresholds. In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter – Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not done by Altro.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

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

The fair value of the said warrants granted was $ 0.1 per warrant. The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest 1.91%, expected life – 2 years.

Through December 31, 2005, warrants to purchase 268,221 shares were exercised by one of the said shareholders.

3)	In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 1,067,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $ 0.85; the warrants are exercisable for a period of 24 months from date of issuance, which was further extended to June 30, 2006.

Under this agreement, the Company received $ 2,276,360 (net of issuance costs of $ 150,640), in respect of the shares and warrants, issued as above (of which $ 1,765,000 – net of issuance costs of $ 150,640 – were received through December 31, 2003).

The said private investors participating in the issuance of shares and warrants as above, did not participate in the warrant distribution Arrangement mentioned in 2) above.

As part of the issuance, the Company issued 293,300 warrants to consultants and providers of financial services (245,300 warrants were issued in December 2003 and 48,000 warrants were issued in January 2004). The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. 51,500 warrants have the same terms as the warrants issued to the investors as above, and 241,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance, which was further extended to June 30, 2006.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

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

Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $ 1.40 per share. The warrants are exercisable for a period of 24 months, commencing in the date of issuance, which was further extended to June 30, 2006.

As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.

The said warrants are exercisable at a price of $ 0.98 per share for a period of 24 months from the date of issuance, which was further extended to June 30, 2006..

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

In May 2004, warrants to purchase 85,714 shares at an exercise price of $ 0.98 were exercised by one of the said consultants.

5)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years. The price per share payable by Cornell will be determined based on the minimum price of Company’s shares during the five days period following Company’s put notice to Cornell to purchase Company’s shares. Under the said agreement, the Company agrees to pay Cornell commitment fees, which were defined as follows:

a)	For each notice, Cornell will deduct 5% from the price payable for Company’s ordinary shares, as a commitment fee.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b)	Upon execution of the Agreement, the Company issued Cornell with 148,438 of its ordinary shares in an amount equal to $ 190,000. As to the accounting treatment applied to the said costs.

c)	Upon the first to occur of (i) receipt by the Company of an aggregate of more than $5,000,000 from Cornell pursuant to the Agreement; and (ii) the first put notice to be provided by the Company following the first anniversary of the execution of the Agreement, the Company will issue to Cornell a number of its ordinary shares with a value of $ 150,000, calculated in accordance with the minimum closing bid price of Company shares on the public market on which its shares shall be traded at such time, on the day on which the Company is required to issue the ordinary shares.

In a registration statement, which was declared effective on July 7, 2004, or the Initial Registration Statement, the Company registered 5,555,555 of its ordinary shares for future issuance to Cornell.

On August 26, 2004, the Company signed a short-term Promissory Note with Cornell whereby Cornell agreed to advance the sum of $4,000,000 to the Company as a loan for the acquisitions of ScanMaster and Yuravision (see Note 3). This amount is repayable by no later than May 9, 2005, or immediately following an event of default, as defined in the agreement. According to the terms of the note, interest shall commence accruing from the 121st day following the execution of the note at a rate equal to one percent (1%) per month. From the 211th day following the execution of the note, interest shall accrue at a rate equal to two percent (2%) per month. Under the terms of the Promissory Note, the Company has agreed to repay the note either in cash or through the net proceeds to be received by it under the Standby Equity Distribution Agreement.

In May 2005, the Company signed an amendment to the Promissory Note, under the new term the balance of loan will be paid in monthly installments through December 2006, at an interest rate of Prime+2%.

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

The Company records in its books of accounts the commitment fees over the period of the Promissory Note.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

As part of the transaction with Cornell, the Company also retained the services of Newbridge Securities Corporation (hereafter – Newbridge), an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. The Company issued Newbridge 7,812 ordinary shares as a placement fee.

The fair value of the said shares is app. $ 10,000. The said costs are included in company’s accounts as deferred share issuance costs.

Through December 31, 2005, the Company repaid $ 2,129,000 of the Note in cash and $ 433,000 by the issuance of 869,946 shares to Cornell, as stipulated in the said agreement.

6)	As to shares issued in consideration, and as contingent consideration, for the purchase of the shareholding in ScanMaster, see Note 3b.

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

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

Through December 31, 2005, options to purchase 474,848 shares were exercised. The proceeds from the exercise amounted to $ 102 thousands.

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

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2 0 0 5		2 0 0 4		2 0 0 3
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	4,406,138	$0.88	3,157,086	$0.72	2,413,486	$0.76
Changes during the year:
Granted (1)	625,000	0.51	1,796,000	0.99	934,000	0.57
Exercised	(82,250)	0.21	(392,598)	0.22	(70,450)	0.39
Forfeited	(397,292)	0.69	(154,350)	0.56	(119,950)	0.57

Options outstanding at end of year	4,551,596	0.86	4,406,138	0.88	3,157,086	0.72

Options exercisable at year end	3,147,401	$0.97	2,335,380	$0.94	1,388,682	$0.96

Weighted average fair value of
options granted during the year (2)	$0.37		$0.7		$0.24

(1)	625,000 options granted in 2005 (weighted average exercise price of $0.51 and fair value of $ 0.37), 521,000 options granted in 2004 (weighted average exercise price of 0.83 and fair value of $ 0.38) and 500,000 options, granted in 2003 (weighted average exercise price of $ 0.77 and fair value of $ 0.22), were granted with exercise price that was above market value. All other grants were made at market value, or near market value exercise price.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2005	2004	2003

Dividend yield	0%	0%	0%

Expected volatility	70%	133%	137%

Risk-free interest rate	4.84%	3.1%	1.9%

Expected life - in years	4	3.3	3.3

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY (Cont.)

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2005:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Number exercisable at December 31, 2005	Weighted average remaining contractual life
$		Years		Years

3.00	99,447	0.68	99,447	0.68
1.68	110,000	3	110,000	3
1.169	523,639	4.42	523,639	4.42
0.36	281,750	5.07	272,750	5.07
0.48	304,850	6.21	248,100	6.21
0.15	68,880	6.58	55,866	6.58
1	166,027	6.58	166,027	6.58
0.2	260,500	7.63	84,953	7.61
0.85	136,500	7.9	136,500	7.9
0.68	155,170	7.9	153,197	7.9
0.83	20,000	7.96	10,000	7.96
1.25	757,500	8.25	656,250	8.25
0.75	595,000	8.46	430,005	8.42
0.8	403,333	8.79	156,667	8.75
1.2	44,000	8.95	44,000	8.95
0.7	25,000	9.98	-	-
0.5	600,000	9.98	-	-

	4,551,596	7.36	3,147,401	6.64

c.	Dividends

In the event the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

d.	Options issued to consultants

In May 2005, the Company issued to advisors 50,000 warrants, fully vested with an exercise price of $1 and 125,000 with vesting period of three years and an exercise price of $0.8.

In September 2005, the Company issue 571,428 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement see Note 8.

All those warrants were granted above market value and the Company recorded expenses according to SFAS 123.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME

a.	Corporate taxation in Israel

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli Consumer Price Index (hereafter – CPI). The Company and ScanMaster Ltd. are taxed under this law.

As explained in Note 2, the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

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

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. Through to December 31, 2005, the corporate tax was 34%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 25%, in the following manner: the rate for 2005 will be 34%, in 2006 – 31%, in 2007 – 29% , 2008 – 27% , 2009 – 26%, 2010 – 25% and thereafter.

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

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 29%.

Company incorporated in Republic of Korea – tax rate of 29.7% on taxable income in excess of 100,000 Korean Won (tax rate of 16.5% apply below 100,000 Korean Won).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

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

The Company has four approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, 1997 and 2004, respectively.

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

(ii)	ScanMaster Ltd.

Tax exemption during the period of benefits – 7 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

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

The period of tax benefits in respect of the first approved enterprise has expired.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

The period of tax benefits in respect of the second approved enterprise will expire in 2008. The third approved enterprise has not yet been activated.

In March 2004 ScanMaster Ltd. received a warning from the Investment Center that the instrument of approval of the second approved enterprise might be cancelled. ScanMaster Ltd. plans to appeal the Investment Center’s decision in the near future. ScanMaster Ltd. has not utilized its tax benefits in respect of this enterprise. In case that the said approved enterprise will be cancelled, the Company estimates that it will not be required to be subject to penalties.

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

d.	Taxes on income:

1)	Income (loss) before taxes on income is composed as follows:

	2005	2004	2003
	$ in thousands

Israeli companies	1,588	(5,699)	(763)
Subsidiaries abroad	(973)	(200)	(216)

	615	(5,899)	(979)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

2)	Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1 above), and the actual expense:

	Year ended December 31
	2005	2004	2003
	$ in thousands

Income (Loss) before taxes on income	615	(5,899)	(979)

Theoretical tax benefit on the above amount	209	(2,065)	(352)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	(209)	2,065	352
Other	4	6	3

Actual tax expense	4	6	3

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

e.	Deferred Taxes

1)	The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2005, 2004, and 2003.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in b(a)1) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster and Yuravision also have unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax expenses have been included in these financial statements, as follows:

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

	December 31, 2005	December 31, 2004
	$ in thousands	$ in thousands

Provision for vacation pay	111	90
Accrued severance pay	116	143
Carryforward tax losses	1,396	1,515
Research and development costs	384	301
Other	-	31
Less - valuation allowance	(2,007)	(2,080)

	-	-

The deferred taxes are computed at the average tax rate of 27% – 39%.

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 21 million at December 31, 2005.

g.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2000. ScanMaster Ltd. and Yuravision received final tax assessments through the tax year 2001 and 1999, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 14	–	LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.	The Group has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2r).

As of December 31, 2005, the bank deposits amount to $ 1,810 thousands, out of which $ 1,632 thousands are linked to the dollar and $ 178 thousands are linked to the Euro;The deposits are for a period of one Month.

b.	The Company has registered floating charges on all of its assets in favor of banks, lease companies and Cornell (see Notes 9, 10a2, 11a5 and 15c).

NOTE 15	–	SUPPLEMENTARY INFORMATION:

	December 31
	2005	2004
	$ in thousands

a. Accounts receivable

1) Trade - allowance for doubtful accounts:
Balance at beginning of year	1,423	1,217
Charged to general and administrative expenses	12	115
Write-off of uncollectible amounts	(618)	-
Add - allowance for doubtful accounts in
respect of the acquired subsidiaries (Note 3)	-	91

Balance at end of year	793	1,423

2) Other:
Employees	44	39
Prepaid expenses	548	412
Israeli Government departments and agencies	324	377
Advance to suppliers	199	115
Sundry	33	37

	1,148	980

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

	December 31
	2005	2004
	$ in thousands

b. Accounts payable and accruals - other:

Employees and employee institutions	465	971
Israeli Government departments and agencies	1,025	2,232
Provision for vacation and recreation pay	537	539
Provision for product warranty	243	102
Liability for commissions to agents	794	448
Customer advances	908	1,481
Commitment to acquire 19% of Yuravision's shares
(see Note 3a))	306	306
Accrued expenses and sundry	836	558

	5,114	6,637

c. Credit from banks

Composed as follows:

	% interest rate as of December 31, 2005	December 31
		2005	2004
		$ in thousands

Unlinked credit from bank	8	127	233
Short-term loans from banks:
Linked to the dollar	6.9	1,424	607
Linked to the Euro	4.9	640	485
Current maturities of long-term
loan from banks		-	69

		2,191	1,394

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 1,750,000; to secure the credit facilities, the Company registered a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14a).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

	December 31
	2005	2004
	$ in thousands

d. Deferred income
Revenues to be recognized in future periods	2,514	1,151
Applicable product costs	-	(422)
Warranty and other costs	-	(20)
Deferred customer support services	-	80

	2,514	789

e. Cost of revenues

	Year ended December 31
	2005	2004	2003
	$ in thousands

Industrial operations:
Materials consumed	7,315	2,270	1,002
Payroll and related expenses	2,793	1,930	1,452
Subcontracted work	135	170	132
Depreciation and amortization	600	1,242	65
Other production expenses	1,822	1,166	582
Royalties (see Note 10a)	(490)	624	245
Decrease (increase) in inventories:
Finished products	(1,074)	640	(39)
Products in process	1,122	500	309

	12,223	8,542	3,748

f. Research and development expenses:
Total expenses	2,347	2,616	1,827
Less - grants and participations, see Note 10a1).	(154)	(160)	(396)

	2,193	2,456	1,431

g. Financial income (expenses)

	Year ended December 31
	2005	2004	2003
	$ in thousands

Income:
Interest In respect of bank
deposits and securities	46	10	6
Exchange differences	65	85	19
Other	-	-	74

	111	95	99

Expenses:
Interest
In respect of liability to related party	22	2	9
In respect of credit from banks	170	75	30
In respect of credit from Cornell	79	222	-
Exchange differences	124	-	-
Other	187	93	-

	582	392	39

	(471)	(297)	60

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	RELATED PARTIES

	2005	2004	2003
	$ in thousands

Financing expenses on long-term loan
granted by shareholder - see Note 11a.	22	2	9

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

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

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisitions in 2004, the internal organizational structure changed; consequently, the company has three reportable segments:

(a)	Automatic Vision Inspection segment – design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)	Non-destructive Automated Inspection segment – develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

(c)	Microelectronics and Display Inspection segment – develop visual inspection software and systems for the microelectronics industry and display industries.

Prior to June 2004, the Company operated only in one segment – the Automatic Vision Inspection segment.

b.	Information about reported segment income or loss and assets:

Measurement of segment income or loss and segment assets

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses.

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont.)

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Microelectronics and Display Inspection	Total
	$ in thousands

Year ended December 31, 2005:
Revenues from unaffiliated customers	7,505	12,074	1,212	20,791
Total Consolidated revenues				20,791

Segment Operating income (loss)	1,264	371	(41)	1,594
Unallocated corporate expenses				(549)

Operating income				1,045

Segment assets	5,835	13,631	2,551	22,017
Other unallocated amounts				47

Consolidated assets at the year end				22,064

Expenditures for segment assets	166	87	85	338

Total depreciation and amortization	167	520	199	886

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2005	2004	2003
	$ in thousands

U.S.A	6,163	2,888	2,531
Europe	4,389	4,877	2,893
Other (mainly Japan and China)	10,239	3,195	904

	20,791	10,960	6,328

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2005	2004
	$ in thousands

Israel	6,119	5,528
U.S.A	28	47
Republic of Korea	2,101	2,363

	8,248	7,938

d.	Major customers

The following customers accounted or 10% for more of the Company’s sales:

	2005	2004

Customer A	12%
Customer B		18%

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	SUBSEQUENT EVENTS

1.	In January 2006, the Company acquired business, assets and shares of Panoptes Ltd. ; Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

The Company will issue 800,000 shares and pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The transaction is subject to the completion of certain customary closing conditions.

2.	In February 2006, the Company received convertible loan from Mivtach Shamir Holdings Ltd. Mivtach Shamir will provide the Company with a two year $3 million loan (half of which will be held in escrow until the occurrence of certain events), which may, at the option of Mivtach Shamir, be converted into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. The Company will repay the loan in 30 equal monthly installments in the event that Mivtach Shamir decides not to convert the loan. The Company also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach Shamir converts the loanUnder the terms of the amendment, the remainder of the loan.

3.	On February 17, 2006, the Company repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of it obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to the Company, and the floating charge on its assets was removed.