Form 20-F
period 2006-12-31
ELBIT VISION SYSTEMS LTD
filed 2007-07-16
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………

For the transition period from to

Commission File No.

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

1 Hayasur Street, Hasharon Industrial Park, Kadima 60920, P.O.B. 5030, Israel
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

29,516,314 Ordinary Shares

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

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	SELECTED FINANCIAL DATA	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	13
	GENERAL RISKS	18

ITEM 4.	INFORMATION ON THE COMPANY	20
	HISTORY AND DEVELOPMENT OF THE COMPANY	20
	BUSINESS OVERVIEW	26
	ORGANIZATIONAL STRUCTURE	43
	PROPERTY, PLANTS AND EQUIPMENT	43

ITEM 4A.	UNRESOLVED STAFF COMMENTS	43

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
	SELECTED FINANCIAL DATA	43
	OPERATING RESULTS	47
	LIQUIDITY AND CAPITAL RESOURCES	52
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	54
	TREND INFORMATION	55
	OFF-BALANCE SHEET ARRANGEMENTS	56
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
	DIRECTORS AND SENIOR MANAGEMENT	56
	COMPENSATION	59
	BOARD OF DIRECTORS	60
	EMPLOYEES	62
	SHARE OWNERSHIP	64

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
	MAJOR SHAREHOLDERS	67
	RELATED PARTY TRANSACTIONS	70

ITEM 8.	FINANCIAL INFORMATION	71
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	71
	SIGNIFICANT CHANGES	72

ITEM 9.	THE OFFER AND LISTING	72
	OFFER AND LISTING DETAILS	72
	MARKETS	72

ITEM 10.	ADDITIONAL INFORMATION	74
	MEMORANDUM AND ARTICLES OF ASSOCIATION	74
	MATERIAL CONTRACTS	78
	EXCHANGE CONTROLS	79
	TAXATION	79
	DOCUMENTS ON DISPLAY	90

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
	FOREIGN CURRENCY EXCHANGE	91
	INTEREST RATE RISK	92

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:
—	history of losses;
—	dependence on worldwide industries;
—	necessity of expansion into new markets; pursuit of business to acquire;
—	reliance on a limited number of key customers;
—	reliance on a limited number of key subcontractors and suppliers;
—	lengthy sales cycle;
—	competitiveness of automated visual inspection market;
—	fluctuations in the market;
—	long payment cycle;
—	market acceptance of products;
—	flaws in our manufacturing;
—	reliance on international sales; changes in domestic and foreign regulation;
—	rapid technological change;
—	additions or departures of key personnel;
—	difficulty of penetrating new markets;
—	difficulty in protecting intellectual property;
—	involvement in litigation.

Risks related to our ordinary shares:
—	need for additional funding;
—	prohibitively large number of ordinary shares;
—	dilution of ordinary shares;
—	downward pressure on share price;
—	restricted ability to acquire with ordinary shares;
—	fluctuations in share price resulting from limited trading volume;
—	"penny stock" sale risks;
—	difficulty of trading on the OTC bulletin board;
—	volatility in the stock market.

General Risks:
—	new regulations for corporate governance;
—	conditions in Israel;
—	differentials in the rate of currency exchange and inflation;
—	Israeli government grants, programs and tax benefits; and
—	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

Risks Related to our Business

        We have a history of losses and may not be profitable in the future.

        Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $1.68 million, $0.98 million, $5.9 million and $6.1 million in 2002, 2003 ,2004 and 2006, respectively.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 2007. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may have to sell additional equity or debt securities or seek to obtain additional credit facilities.

        ScanMaster is heavily dependent upon certain worldwide industries.

        The majority of our revenues are generated by our wholly owned subsidiary, ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., or ScanMaster. A significant portion of ScanMaster’s revenues are generated by its sales of non-destructive inspection systems to the aeronautics industry, providing inspection solutions for aircraft engine forgings, and aerospace structural elements, manufactured from metal and composite materials. As such, we are substantially dependent upon the strength of these worldwide industries, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by the manufacturers to which we provide our inspection products. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected by several factors in recent years: (i) the general global economic slow-down such as that which began in the late part of 2000; (ii) the events of September 11, 2001; and (iii) the significant increases in the price of oil.

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

        In the past, the majority of our revenues were generated from sales to the textile industry, which proved to be insufficient to generate significant net profits. As demonstrated by our penetration into the ultrasonic industrial inspection industries, our business strategy includes selective expansion into other automated inspection applications through the acquisition of additional businesses and technologies. Our future success and growth depends upon our successful penetration of these new markets.

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

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2004 and 2005 one of our customers accounted for 18% and 12% of our net sales, respectively. While no other customer in any area of business accounted for more than 10% of our net sales in any of 2004 and 2005, and in 2006 none of our customers accounted for more than 10% of our revenues, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

        As is the case with many suppliers of equipment to the automotive, transportation, metal and textile industries, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trial and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the near future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

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

        We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches . We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Since the third quarter of 2006 we have not used this technology. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company – Business Overview – Intellectual Property Rights for Textile Industry &Intellectual Property Rights for ScanMaster”.

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

Risks Related to Our Ordinary Shares

        We may require additional financing.

        Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,844,094 of our ordinary shares at various exercise prices. 241,714 of these warrants have been exercised and the remainder have expired (for more information, see Item 10, “Additional Information – Material Contracts”).

        Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which was paid in five quarterly installments beginning in 2004, the last of which was made in April 2005. Also pursuant to the Plan of Arrangement, in May 2004 we distributed to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share, or the Warrant Distribution. Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,383,711. As of June 15, 2007, 417,995 shares have been issued pursuant to such warrants, for a consideration of $146,298 (for more information, see Item 7, “Major Shareholders and Related Party Transactions – Plan of Arrangement and Warrant Offering”).

        On June 21, 2007, we executed an agreement intended to amend our agreement with Mivtach Shamir, dated February 21, 2006, or the Mivtach Agreement. The new agreement, or the Amendment Agreement, which is still subject to the approval of our shareholders, was executed between us and M.S.N.D. Real Estate Holdings Ltd., or M.S.N.D, a wholly owned subsidiary of Mivtach Shamir, to which Mivtach Shamir had assigned their right to receive shares from us under the Mivtach Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, are amended, such that in consideration for M.S.N.D.’s undertaking to convert $3,000,000 by no later than August 1, 2007 (a) M.S.N.D will be issued with 9,523,810 of our ordinary shares; and (b) M.S.N.D will receive a 4 year warrant to purchase 2,380,952 of our ordinary shares at an exercise price of $0.45 per share. We have also agreed, subject to shareholder approval, to file a registration statement covering all the ordinary shares and ordinary shares underlying the warrants issuable to M.S.N.D pursuant to the Amendment, by no later than July 31, 2007. M.S.N.D also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Mivtach Agreement. Following the Amendment Agreement M.S.N.D will become a holder of more than 25% of our issued and outstanding share capital. For more information, see Item 4, “Information on the Company – Recent Developments.”

        In addition, on June 21, 2007, following the approval of our board of directors and our audit committee, we executed with Elbit Ltd., or Elbit, an agreement, or the Elbit Agreement, the consummation of which is subject to the approval of our shareholders. Pursuant to this agreement Elbit will (i) convert an existing loan to us in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 of our ordinary shares, at a price of $0.315 per share; and (ii) invest in us $250,000 in consideration for 793,651 of our ordinary shares at a price of $0.315 per share and will receive a 4 year warrant to purchase 396,825 of our ordinary shares at an exercise price of $0.45 per share. We have also agreed, subject to shareholder approval, to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants issuable to Elbit pursuant to the Elbit Agreement, no later than July 31, 2007. For more information, see Item 4, “Information on the Company – Recent Developments.”

        Additionally, in April 2007 we executed a share purchase agreement, or the April Investment, which was consummated with a series of Israeli institutional investors over the period of April to June 2007, for the purchase of 6,290,941 of our ordinary shares for $0.315 per share, or an aggregate price of $1,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 3,145,472 of our ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. We have also agreed, , to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants issuable to the institutional investors pursuant to the April Investment, no later than June 31, 2007. For more information, see Item 4, “Information on the Company – Recent Developments.”

        Additionally, on August 15, 2005 and February 15, 2006, we and ScanMaster entered into an agreement with Mizrahi Tefahot Bank Ltd., or Mizrahi, pursuant to which both us and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster. This credit line will terminate on June 30, 2007. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. In November 2006 our board approved to reduce the exercise price to $0.5 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant. For more information, see Item 4, “Information on the Company – Recent Developments.”

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from June 1, 2007. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited.

        The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of June 15, 2007, 35,811,827 of our shares were outstanding. In addition, 3,765,955 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution, which shares underlying the warrants are currently included in our outstanding registration statement.

        Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until May 14, 2008. In addition, in 2005, we issued David Gal, our current CEO and chairman of the board, options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options vested on December 31, 2006, since which time 2.8% of the total shares subject to the option are vesting on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested. In addition, 4,109,686 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000, 2003 and 2006 employee option plans, with varying exercise prices, ranging between $0.15 per share and $1.68 per ordinary share.

        In addition, pursuant to the Amendment Agreement, which is subject to shareholder approval, M.S.N.D. has undertaken to convert a $3 million loan into 9,523,810 of our ordinary shares to M.S.N.D. Additionally, 2,380,952 of our ordinary shares are issuable to M.S.N.D. upon the exercise of a warrant, with an exercise price of $0.45 per share, exercisable for a period of 4 years. Assuming approval by our shareholders, we have undertaken to file a registration statement covering all of these ordinary shares and ordinary shares underlying the warrants, which have not already been registered, by no later than July 31, 2007. Furthermore, 1,000,000 of our ordinary shares are issuable to M.S.N.D. upon the exercise of a warrant, with an exercise price of $0.5 per share.

        In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 4,044,834 are currently held in escrow and are eligible for release. 2,939,192 of these shares were sold to M.S.N.D., as part of an agreement between some of ScanMaster’s former shareholders and Mivtach Shamir. In addition, 800,000 ordinary shares have been issued to Ma’aragim Enterprises Ltd, or Ma’aragim, in connection with the acquisition of Panoptes, and we granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share, which our board consented to reduce to $0.5 per share, in November 2006. Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders will own approximately 11.3% of our share capital. Assuming the conversion of the convertible loan and full exercise of the warrant, M.S.N.D. will hold approximately 26.2% of our share capital. Furthermore, under the Elbit Agreement, which is still subject to shareholder approval, we will also issue 2,174,603 ordinary shares and warrants to purchase 396,825 of our ordinary shares. Subject to approval of our shareholders, we have undertaken to file a registration statement covering all of these ordinary shares and ordinary shares underlying the warrants issued or issuable to Elbit, that are not currently registered, by no later than July 31, 2007. Additionally, under the April Investment 3,145,472 of our ordinary shares are issuable to Israeli Investors upon the exercise of warrants, and we have undertaken to file a registration statement covering all of the ordinary shares underlying these warrants by no later than July 31, 2007.

        Consequently, the following securities are registered for re-sale or we have undertaken to register:

(a)	5,099,911 ordinary shares issued under 2004 Private Placement Investments;
(b)	3,765,955 ordinary shares underlying Warrant Distribution;
(c)	1,390,369 ordinary shares issuable to employees under 1996, 2000 employee option plans;
(d)	35,000 ordinary shares issuable to former CEO upon exercise of a warrant;
(e)	4,475,021 ordinary shares for ScanMaster’s former shareholders;
(f)	9,523,810 ordinary shares to be issued upon conversion of convertible loan, as amended by Amendment Agreement (subject to shareholder approval), and 2,380,952 shares to be issued to M.S.N.D. upon exercise of the warrant therein. We have undertaken to file a registration statement covering all of these ordinary shares and ordinary shares underlying the warrants by no later than July 31, 2007 (for more information, see Item 4, “Information on the Company – Recent Developments”);
(g)	2,647,643 ordinary shares held by Elbit and with respect to which we have undertaken, subject to shareholder approval, to file a registration statement covering all of these ordinary shares by no later than July 31, 2007 (for more information, see Item 4, “Information on the Company – Recent Developments”);
(h)	2,285,714 ordinary shares to be issued under the Elbit Agreement, and 396,825 shares to be issued to Elbit upon exercise of the warrant (all of which are subject to shareholder approval). We have undertaken to file a registration statement covering all of these ordinary shares and ordinary shares underlying the warrants by no later than July 31, 2007 (for more information, see Item 4, “Information on the Company – Recent Developments”);
(i)	6,290,941 ordinary shares issued under April Investment as well as 3,145,472 shares to be issued upon exercise of the warrants issued to Israeli institutional investors, which we have undertaken to file a registration statement covering an aggregate of at least 7,260,000 of these ordinary shares and ordinary shares underlying the warrants by no later than July 31, 2007 (for more information, see Item 4, “Information on the Company –Recent Developments”);

(j)	571,429 ordinary shares to be issued to Mizrahi upon exercise of the warrant; and
(k)	800,000 ordinary shares for Ma’aragim.

        All of these securities are either registered or we have undertaken to register for resale, and are not subject to any contractual restrictions on resale. Future resale of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

        Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in June 2007 was 14,281 shares. The high and low bid price of our ordinary shares for the last two years has been $0.83 and $0.22, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

        On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply with the $2.5 million minimum shareholder equity requirement. Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained. For more information, see Item 4, “Information on the Company – History and Development of the Company” and Item 9, “The Offer and Listing – Market and Share Price History”.

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

        From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 may create additional unrest and uncertainty. There can be no assurance that the recent relative calm will continue. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

        Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We have recently commenced utilizing foreign currency exchange contracts to mitigate these risks . Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects – Operating Results – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange and Inflation Risk”.

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

A. History and Development of the Company

EVS has historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy, over the past three years we have acquired two new businesses, Panoptes and ScanMaster, which operate in the fields of optical vision and non-destructive ultrasonic inspection application, respectively.

On September 8 2004, we completed the acquisition of ScanMaster, a company that develops, manufactures and markets automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe, plate and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and has an installed base of more than five hundred field-proven systems and instruments, including equipment for such inspection applications as:

—	Pipe welds and body
—	Aircraft engine turbine forging parts
—	Power generation turbine rotors and shafts
—	Steel, aluminum and titanium alloy plates, bars, tubes and pipes
—	Train wheels and train railways
—	Diesel engine pistons and pressure vessels
—	Aircraft and aerospace structural elements manufactured from composite materials
—	Plastic pipes for the gas industry
—	Spot welds for the automotive industry

        ScanMaster has sold its systems to Boeing, General Electric, Daimler Benz, Wyman Gordon, General Motors, Cummins Diesel, Pratt & Whitney, MAN Technologies, Deutscher Aerospace, MTU, Snechma, Fortech, Volvo Aerospace and Preussagstahl.

        In January 2006, we, together with our subsidiary ScanMaster, consummated the acquisition of the business, assets, and shares of Panoptes, an innovator of machine vision systems for surface inspection, technical fabrics, textiles, glass and other woven materials.

        In June 2004, we also purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision.

        Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time the ordinary shares were quoted on the NASDAQ National Market. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. For further information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing – Market and Share Price History”.

Recent Developments

        Since January 1, 2006, the following important events have occurred to us:

Sale of Yuravision

        In June 2004, we purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision shares in consideration for $950,000, or the Purchase Price, plus the purchase from us of our right to receive from Yuravision repayment of an $800,000 loan, or the Loan Amount in consideration for the full value of the loan. Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price will be payable no later than December 1, 2008. The purchaser has undertaken to pay us half of the Loan Amount by no later than December 1, 2008 and the remaining half, or the Outstanding Payment, by no later than May 1, 2009. The Outstanding Payment may become reduced in the event that certain of the employees of Yuravision resign from Yuravision prior to December 1, 2008. We have received a stand by letter of credit from the purchaser guaranteeing payment of the Loan Amount.

Amendment to Convertible Loan Agreement with Mivtach Shamir

        On February 21, 2006, we consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir provided us with a two year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of our ordinary shares, at a price per share of $0.5 (half the loan is being held in escrow subject to our completion of a certain milestone, or conversion of the loan). The interest on the loan cannot be converted, and is repaid on a quarterly basis. We also granted Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach Shamir assigned their right to receive shares from us, under the convertible loan and warrant, to M.S.N.D. On June 21, 2007 we executed an agreement with M.S.N.D. pursuant to which, the Mivtach Agreement will be amended, subject to shareholder approval. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, are amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full loan amount by no later than August 1, 2007 (a) Mivtach Shamir will be issued with 9,523,810 of our ordinary shares; and (b) Mivtach Shamir will receive a 4 year warrant to purchase 2,380,952 of our ordinary shares at an exercise price of $0.45 per share. Mivtach Shamir also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement. Following consummation the Amendment Agreement M.S.N.D, will become a holder of more than 25% of our issued and outstanding share capital. We also entered into a Registration Rights Agreement with M.S.N.D., undertaking to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants under the Amendment Agreement, which have not previously been registered, by no later than July 31, 2007.

        M.S.N.D. also completed the purchase of 2,939,192 of our ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

Agreement with Elbit

        On June 21, 2007, following the approval of our board of directors and our audit committee, we executed an agreement with Elbit, or the Elbit Agreement, the consummation of which is subject to the approval of our shareholders. Pursuant to this agreement Elbit will (i) convert an existing loan to us in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 of our ordinary shares, at a price of $0.315 per share; and (ii) invest in us $250,000 in consideration for 793,651 of our ordinary shares at a price of $0.315 per share and will receive a 4 year warrant to purchase 396,825 of our ordinary shares at an exercise price of $0.45 per share. At consummation we will pay all interest accrued on the loan between April 1, 2007 and the closing date.

        Within the framework of the Elbit Agreement, we have, by way of a registration rights agreement, undertaken to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants issued pursuant to the Elbit Agreement with the Securities and Exchange Commission by no later that July 31, 2007, or the Registration Statement.

Amendment to Registration Rights Agreement with Elbit

        Following the Elbit Agreement, on January 1, 2007, we executed an amendment, or the Amendment, to an existing registration rights agreement, or the First Elbit Agreement, which was approved by our shareholders on November 20, 2006, pursuant to which we agreed to register 2,647,643 of our ordinary shares beneficially owned by Elbit prior to the First Elbit Agreement, or the Original Elbit Shares, by no later than September 30, 2007. Pursuant to the Amendment, we have undertaken to file a registration statement covering the Original Elbit Shares, no later than July 31, 2007. In the event that the SEC requires a reduction in the number of our securities which can be registered in the Registration Statement, and all or part of the Original Elbit Shares are excluded from the Registration Statement, the Amendment provides our undertaking to file a further registration statement covering the Original Elbit Shares as soon as practicably possible after such Original Elbit Shares, are permitted to be covered by a new registration statement. Additionally, we agreed to pay Elbit a penalty in the event that it (i) fails to comply with its registration obligations as described in this paragraph; (ii) fails to respond to any comments on a registration statement by the SEC within 30-days or (iii) fails to maintain a registration statement covering the Original Elbit Shares. The penalty will be an amount in cash equal to 1% of the product of the number of shares required to be covered by the registration statement which is the subject of the failure, multiplied by US$0.315, for each month during which the failure continues or a prorated daily amount for a period of less than a month.

Private Placement with Israeli Investors

        In June 2007 we completed the April Investment with a group of Israeli institutional investors, or the Israeli Investors, for the purchase of 6,290,941 of our ordinary shares for $0.315 per share, of an aggregate price of $1,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 3,145,472 of our ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. We have undertaken to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants issuable under the April Investment by no later than July 31, 2007. Additionally, we agreed to pay the Israeli Investors a penalty in the event that they (i) fail to comply with their registration obligations as described in this paragraph; (ii) fail to respond to any comments on a registration statement by the SEC within 30-days or (iii) fail to maintain a registration statement covering the shares underlying the April Investment. The penalty will be an amount in cash equal to 1% of the product of the number of shares required to be covered by the registration statement which is the subject of the failure, multiplied by US$0.315, for each month during which the failure continues or a prorated daily amount for a period of less than a month.

Appointment of External Director and Option Grant

        On March 16, 2007, the statutory 3 year term of Mr. Zahi Dekel as an external director ended and at the meeting of our shareholders on April 19, 2007, the shareholders approved the appointment of Mr. David Schwartz as our new external director. The shareholders also approved the grant of 30,000 options to each of Mr. David Schwartz and Mr. Yuval Berman (our currently serving external director), at an exercise price which shall be equal to the fair market value of the Company’s ordinary shares on the date of grant.

Appointment of Chief Financial Officer

        On December 26, 2006, we announced the appointment of Mr. Yaron Menashe, as our Chief Financial Officer effective December 26, 2006.

Appointment of Chief Executive Officer

        On February 21, 2006 our shareholders approved an agreement which provided for the terms of compensation for Mr. Gal. Under the agreement, we will pay Mr. Gal a monthly fee of $13,500 plus Value Added Tax, lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice, and we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options shall vested on December 31, 2006 and since which time 2.8% of the total shares subject to the option are vesting on a monthly basis. The vesting of the options is subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested.

        At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. David Gal as our Chief Executive Officer, in addition to his service as Chairman of our Board of Directors. Due to his additional responsibilities as Chief Executive Officer, our audit committee and board of directors approved, subject to shareholder approval, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus Value Added Tax to be payable from January 1, 2007.

Consulting Agreement with MA&AT

        On November 20, 2006, following shareholder approval, we executed a consulting agreement with MA&AT, an Austrian company which receives services from, but is not controlled by, Mr. Nir Alon (a member of our board of directors), which includes the the provision of consulting services by Mr. Alon to us. Pursuant to the agreement, Mr. Alon will promote sales of our Automatic Optical Inspection products in China in consideration for: (i) a monthly fee of $10,000, (ii) a commission on sales made by us of our Automatic Optical Inspection products in China, unless Mr. Alon was not involved is such sale, as follows: (A) 1.5% of all proceeds received by us from such sales, or Proceeds, until we receive Proceeds in an aggregate amount equal up to $2,000,000; (B) 2% of all Proceeds greater than $2,000,000 until we receive Proceeds in an aggregate amount equal to $4,000,000; and (C) 5% of all Proceeds greater than $4,000,000, (iii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iv) a car provided for the purpose of fulfilling the consulting services.

Legal Claim in India

        Following the cancellation of a contract, or the Indian Project, between ScanMaster and the Research and Design Standards Organization of the Ministry of Railways of India, or RDSO, RDSO demanded the exercise of certain down-payment guarantees and a performance guarantee received from ScanMaster from the State Bank of India, as counter guaranteed by Bank Hapoalim BM, or Hapoalim. As a result, on November 14, 2006, ScanMaster petitioned the Indian court in Lucknow to receive an order to prevent RDSO from exercising the bank guarantees. The court denied ScanMaster’s request, pursuant to which the guarantees were exercised in the amount of $414,125 pursuant to the performance guarantee and $2,481,175 pursuant to the down-payment guarantees.

Reorganization Plan

        On October 25, 2006 we announced that our board of directors has approved a reorganization plan for the Company, which included: (i) accepting the resignation of our chief executive officer, Mr. Menashe Shohat who will remain a member of the board of directors, and appointing Mr. David Gal, chairman of the board of directors as the chief executive officer, which appointment is subject to shareholder approval; (ii) recruiting a new chief operations officer, and other key members of the management team; and (iii) consolidating all of our and ScanMaster’s Israeli activities into one location.

Acquisition of Panoptes

        On February 21, 2006, together with ScanMaster, we acquired the business, assets, and shares of Panoptes, a company that develops, manufactures and markets machine vision systems for surface inspection, with an accent on technical woven materials, textiles, and glass fabric, or the Panoptes Technology. Panoptes’s machine vision systems inspects fabrics in all stages of production, from on-loom weaving to finished fabric, and produces images, maps and statistical data for all visual defects. In connection with such acquisition, we issued 800,000 of our ordinary shares to Ma’aragim, Panoptes’s previous shareholder, and, subject to certain instances, are obligated to pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 1, 2006 and December 31, 2008.

Loan from Mizrahi Bank

On August 15, 2005 and February 15, 2006, together with ScanMaster we entered into an agreement with Mizrahi Tefahot Bank Ltd., or Mizrahi, pursuant to which both us and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all of our assets and all the assets of ScanMaster. This credit line will terminate on June 30, 2007. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. In November 2006 our board approved to reduce the exercise price to $0.5 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant.

Our executive offices are located at 1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030, 60920, Israel, and our telephone number is 972-9-8661600 and fax number 972-9-8661700. Our Web site is www.evs-sm.com. Information on our web site is not incorporated by reference in this annual report.

B. Business Overview

We currently operate as two main divisions: the Non–Destructive Automated Inspection Systems Division consisting of ScanMaster’s non-destructive inspection business and the Automated Optical Inspection Industry, or AOI, Division.

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

ScanMaster Ltd. has made more than 600 equipment installations in 26 countries, for a total 12-year sales volume exceeding $74 million. Typical uses of ScanMaster equipment include the imaging and assessment of defects in forged discs used in jet engines, detection of flaws in welded pipe, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

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

        Instrumentation

—	The i – 100 is an advanced instrument for in-factory or mobile inspection. Based on the Windows 2000/XP®, it provides the operator with a flexible platform for inspection combined with reporting, networking and archiving capabilities. The average net transfer price is $22,000.
—	The RPP3 is a high-performance, programmable single channel, square wave ultrasonic pulser-receiver that serves as a low cost, front-end module for ScanMaster’s ultrasonic instruments. The average net transfer price is $3,500.
—	The RPP4 is a high-performance, programmable multi-channel, square wave ultrasonic pulser-receiver that serves as a front-end module to ScanMaster’s ultrasonic instruments. The average net transfer price is $4,200.
—	The UPR-100 is a high-speed, multi-channel programmable data acquisition system specifically designed for demanding industrial ultrasonic inspection procedures. The average net transfer price is $12,000.
—	The swi-100 is a digital ultrasonic instrument which provides the possibility of computer-assisted decision making with on-line UT signal analysis. An advanced ultrasonic instrumentation for inspection and evaluation of spot welds, providing high throughput, high reliability of detection and full documentation capability. The average net transfer price is $25,000.
—	The U/T Mate can convert a computer into a UT instrument by connecting UT/Mate to the universal serial bus, or USB, port. UT/Mateinnovatively incorporates powerful features, similar to those available in the upi-100 instrument. The device is ready to use by plugging it to any PC/Laptop USB port. The average net transfer price is $13,000.

        Transducers

—	Transducers High-performance ultrasonic transducers for manual and production-line ultrasonic inspection. The transducer line includes high-sensitivity, high-resolution contact probes, as well as specialty transducers for specific applications. The average net transfer price is $750.
—	Spot Weld Transducers The spot weld, or SW, series of 15 and 20MHz transducers is intended for precise and repeatable inspection and evaluation of spot welds in bonded metal sheets. SW Series transducers have signal resolution, with the controlled water column allowing distinct separation of intermediate echoes for evaluation purposes at less than 0.5mm (0.020”) from the entry surface. High-sensitivity piezoelectric elements provide ultrasonic beam penetration into thick metal sheets. The average net transfer price is $1,100.

        C-Scan Imaging Systems

All the below systems are fully integrated imaging systems including scanning mechanics, motion control, ultrasonic electronics, and data acquisition and processing software. The ultrasonic electronics provide excellent near- surface flaw resolution, exceptional penetration power, and have a high immunity against electromagnetic noise.

—	LS200-X – The LS-200X, LS-200, immersion ultrasonic inspection system is a rugged, reliable system for multi shift operation in an industrial environment. The average net transfer price is $160,000.
—	LS-200 and LS 200b series are immersion ultrasonic inspection systems are rugged, reliable systems for multi shift operation in an industrial environment. The average net transfer price is $400,000.
—	DS-200i- The DS-200i immersion ultrasonic inspection system is designed for the scanning of oversize parts. It is a rugged, reliable system for multi shift operation in an industrial environment. The high accuracy scanning mechanics have exceptional resolution and repeatability on all the linear and angular axes allowing for scanning of complex parts. The average net transfer price is $500,000.
—	LS-500 The LS-500 immersion ultrasonic inspection system is a modular design allowing for stretching of the tank and scanner to fit the application. The average net transfer price is $120,000.
—	DS-200s The DS-200s Series of ultrasonic squirter systems complements the DS-200 Series of immersion scanners with the high-end capacity required for non-immersion inspection of large-scale parts manufactured from composite materials. Rugged gantry-mounted bridge with dual search tubes provide high-speed inspection within tight tolerance limits for accuracy, repeatability and resolution. Water squirter inspection in operator-selected pulse-echo (P-E) or thru-transmission (T-T) modes. Optional simultaneous P-E and T-T scanning. The average net transfer price is $600,000.
—	LFS – 300 Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production. Highly functional and rugged mechanics including a unique servo-driven part rotating platform which allows for chucking parts vertically and accessibility to all surfaces. A selection of special purpose design manipulators mounted on robotic arm can accommodate a high number of transducers allowing enhanced inspection coverage and shorter inspection time. Specially designed transducers are supplied with the systems including: T-R probes with excellent near-surface resolution, high-sensitivity straight and angled longitudinal wave probes and shear wave probes with superior penetration and resolution. The systems are completely integrated and include highly reliable low noise motion control, multi-channel ultrasonic instrumentation and sophisticated motion and data collection software. The average net transfer price is 500,000.

—	FlexiTrack II- Portable dual-axis scanners intended for ultrasonic imaging of materials and components. The average net transfer price is $90,000.

Pipe and plate Inspection

—	AS 200eHigh-speed, automated multi-channel ultrasonic testing machines for detection, classification and documentation of defects in electrical resistance welded pipes (ERW). The average net transfer price is $300,000.
—	AS 200s High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in submerged-arc welded pipes (SAW). The average net transfer price is $350,000.
—	AS 200p High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel plates and bars. The average net transfer price is $2,000,000.

        Product Inspection Systems

—	AS 280 High-speed, precision inspection machines for detection, evaluation and documentation of flaws in large, thick-walled tubulars. The average net transfer price is $600,000.

        Train Inspection Systems

—	AS 220w Designed for in-service, production line or refurbishment shop type inspections. Fully integrated inspection system. Includes multi-channel ultrasonics, multi axes inspection robot, high load capacity mechanics with multiple transducer heads & advanced software. The average net transfer price is $450,000.
—	AS 220a Fully-computerized automated ultrasonic inspection systems for refurbishment shop of train wheel axles. The average net transfer price is $500,000.
—	SFB-100 High-Speed Rail Inspection System. A fully integrated ultrasonic inspection car fitted with complete mechanical hardware such as transducer sled and a sophisticated couplant provision system. The system includes high volume digital data acquisition, imaging, process and evaluation. Powerful software features include prediction of the inspected part’s degradation and defect propagation, generation of custom & standard reporting and analysis. The average net transfer price is $1,300,000.
—	SFB-50 A Train Rail Inspection System, mounted on a multi purposed car (Hi-Rail) or towed by a service car. Ultrasonic inspection intended for detection, imaging and evaluation of flaws. The average net transfer price is $350,000.
—	SRI- 10 Single rail ultrasonic inspector for manual inspection and verification of detected flaws. The average net transfer price is $65,000.

        Software

—	CSI SoftwareC-scan Imaging software designed in collaboration with the major engine manufactures. The average net transfer price is $20,000.
—	AS-200 The AS-200 software is designed to serve the quality assurance requirements of the heavy industry manufacturer. The average net transfer price is $12,500.

b.	Sales and Markets

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

To date, ScanMaster Ltd. has made more than 600 installations in 26 countries. Each territory is covered by a professional representative, who is responsible for pre-sale activity through to warranty service. In addition, the Company conducts its North American operations by way of a fully owned subsidiary.

There is no real seasonality for ScanMaster’s products, though sales usually increase in the second half of the year as organizations hurry to use their entire allocated budget.

Over the past year, the concentration of ScanMaster’s sales have been to the Far East, such that it’s sales breakdown is approximately 25% North America, 40% Europe and 35% to the Far East.

c.	Manufacturing

ScanMaster’s facilities are located in Kadima, together with our facilities. Together we currently lease 2880 m². ScanMaster’s systems are manufactured by subcontractors. The final assembly, integration and quality control is conducted by ScanMaster. In addition, ScanMaster performs logistics and purchasing activities. Every system is assembled at ScanMaster, software installed and configured and the specific application is tested. ScanMaster’s manufacturing facilities are in compliance with ISO-9002 standards.

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

The EVS Solution for the AOI

We develop and have acquired sophisticated automatic visual inspection systems for manufacturers of industrial web products. Our systems are designed to overcome the limitations of human visual inspection. Our systems combine high-performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms. The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision-making elements. The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories. Our systems then analyze detected defects and provide information regarding their nature. Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

Products

We currently offer five families of visual inspection systems: IQ-TEX, for the visual inspection and quality monitoring of woven fabric; IQ-TEX Lite, for the visual inspection and quality monitoring of knitted, non-woven, tire cord, film, metal, coated and technical fabrics; Broken Filaments Analyzer (BFA), for the detection of broken filament defects in glass fabric; SVA LITE, a Shade Variation Analyzer for the detection of shade inconsistencies in dyed fabric; and On Loom Inspection (OLI), for the automatic visual quality inspection system that is integrated with the weaving loom and monitors selected fabric types such as carbon, tire cord and other high cost technical fabric, while weaving.

        IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.5 mm on a variety of web widths ranging from 150 to 600 centimeters, at maximum speeds ranging from 10 to 800 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

The modular design of the IQ-TEX systems enables their use for a wide range of applications throughout the fabric-forming process, including greige, dyed fabrics and finished fabrics, and for inspection of a variety of fabrics including those used for apparel, home textile and technical and industrial textiles. The modular design also enables the configuration of the system to match the manufacturer’s demands with respect to matters such as web width, web speed, desired resolution, auxiliaries, information distribution channels within the plant and grading standards. IQ-TEX systems can be integrated in-line with existing textile production equipment or can be used as off-line stand-alone units to inspect web after manufacturing is complete.

        Quality Monitoring Process

The IQ-TEX quality monitoring process is comprised of three primary phases: the pre-inspection phase, the inspection phase and the post-inspection phase.

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

Models

IQ-TEX systems are currently available in two basic models: IQ-TEX 2000, I-TEX 2000D, I-TEX Lite and IQ-TEX Lite. Both models include improved capabilities for the detection of defects, as well as additional innovative technologies for system styles tuning and defects sorting. The 2 models cover a full range of applications.

—	The IQ-TEX is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed &finished, denim, Glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 600 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $120,000 and $250,000 depending on the configuration.

—	The IQ-TEX Lite is based on the same hardware as is used in the IQ-TEX system. The IQ-TEX Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX Lite ranges between $85,000 and $250,000 depending on the configuration and the web production type.

Modules

We offer the following three modules for defect analysis and cut optimization for our IQ-TEX and IQ-TEX Lite systems: the Video Album workstation, the DMSS (Defect Monitoring Sub System) and the Cut Optimization software.

Video Album Workstation. This module is a stand-alone PC-based station for review and analysis of defect images and data using a Windows-based interface. The images and inspection results are automatically transferred from the system’s computer to the video album workstation via a local area network.

The Video Album workstation enables rapid review of web images and provides visual documentation of defects and over all roll quality. The video album workstation enables review of all recorded information, such as images and data, for each defect. This information enables:

—	reviewing and editing of defect data;
—	generation of management reports;
—	archiving of defect data; and
—	definition of points of interest and mandatory cutting points for the cutting table and DMSS system.

Cut Optimization. Software that enables the user to cut a large “IQ-TEX Inspected” roll of web into smaller rolls while optimizing the fabric’s yield per class (A, B, C, etc.) according to the user’s specifications. Our Cut Optimization software offers the following benefits:

—	maximizes web roll selling price;
—	reduces the quantity of second and third quality product; and
—	consistent fulfillment of customer's demands.

Smart Table. The Smart Table interfaces the IQ-TEX system with the cutting table and provides users with the following benefits:

—	allows for an accurate stop or slowing the table speed at "points of interest" which were defined on the video album such as: selected defects, cutting points and mending points;
—	contains a trigger for invisible ink or metallic label defect marking signs; and
—	operates the roll cutting device following the cut optimization results.

These modules can be purchased separately or together to form the IQ-TEX Inspected Process, which provides an integrated link between the web-forming and cutting segments of the textile industry.

Accessories

We offer an extensive line of accessories designed to provide, along with the IQ-TEX systems, a comprehensive solution for the web inspection and grading process. These accessories include invisible ink or sticker marking units, alarm sets, ultra violet ink for marking and external connecting devices for marking and measuring.

        Broken Filaments Analyzer (BFA)

The Broken Filaments Analyzer, or the BFA, is a visual inspection system designed for the detection of broken filaments in glass fabrics used for the electronic printed circuit board, or PCB, industry. Broken glass filaments are small filaments that protrude from glass fabric, generally used for the PCB industry. Broken glass filaments are hardly visible to the human eye at low web speeds, and are practically invisible at normal production speeds. They can be as small as a few microns and as short as 0.5 millimeters. Broken glass filaments can cause defects in the lamination of glass fabrics and the production of printed circuit boards, and may short-circuit or disconnect the end product incorporating the PCB. For this reason, it is important to effectively detect broken glass filaments and grade glass web in terms of broken filament content. Human inspectors are unable to effectively detect broken glass filaments.

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the IQ-TEX 100 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system ranges between $90,000 and $130,000, depending on the configuration.

        Shade Variation Analyzer

The Shade Variation Analyzer (or the SVA LITE) is an in-line system designed to measure shade variation in textiles during normal web flow. The SVA LITE is a modular system utilizing calibrated traversing sensors and proprietary signal-processing algorithms. Sensor readings are compared to readings received at the beginning of the roll, or at any other user selected point, to detect side-to-side and beginning-to-end shade variations. The system is designed to be either fully integrated with IQ-TEX systems or to operate as an independent stand-alone unit. The SVA LITE can be used in two modes of operation. In the first mode, the SVA LITE is installed after the dryer of the dyeing range and alerts the user when shade variation exceeds the preset limits. This enables the operator to modify the process parameters. In the second mode, the SVA LITE is installed at the exit of a finishing range together with an IQ-TEX system or as a stand-alone unit. The results of the inspection can be used to sort the rolls by their shade or to identify problems during the dyeing-finishing process. Data from the SVA LITE inspection process can be incorporated into the IQ-TEX system reports or into a separate SVA LITE report. The list price of the SVA LITE is between $70,000 and $150,000.

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

“IQ-TEX Inspected” Standard

A significant portion of our marketing effort is focused on making web inspection by IQ-TEX systems, and the corresponding labeling of the inspected web as “IQ-TEX Inspected,” an industry standard for web quality inspection. We believe that the best way to increase demand for our IQ-TEX systems is to convince end-product manufacturers of the benefits of IQ-TEX inspection, in terms of the quality, uniformity and reliability of the inspection. If we are successful in doing so, fashion designers will increasingly demand that the fabrics they purchase from web manufacturers be inspected by IQ-TEX systems. As more and more designers make these demands, web manufacturers will be required to purchase our systems. Our efforts include performing tests of the capabilities of IQ-TEX with leading clothing manufacturers. Although inspection by IQ-TEX systems has not yet become an industry standard, many designers express preference for “IQ-TEX Inspected” fabrics. There can be no assurance that we will be successful in our efforts to make inspection by IQ-TEX an industry standard.

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

Sales by Principal Markets and Activities

In 2004, approximately 27.8% of our consolidated sales were in the United States, approximately 46.9% were in Europe, and approximately 25.3% were in the Far East. In 2005, approximately 31.48% of our sales were in the United States, approximately 21.2% were in Europe, and approximately 46.1% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. One customer accounted for 18% and 12% in each of the years, 2004, and 2005 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2004, 2005 or 2006. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Relating to Our Business – Fluctuations in the Market”.

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

We believe that the capabilities of our technology, along with our experience in implementing these technologies and our wide customer base, provide us with a competitive advantage over potential competitors are small suppliers of automatic inspection solutions with PC-based technologies. These suppliers, who offer low-cost solutions for low-end applications such as Non-Woven, are attempting to penetrate the field of textile inspection, yet, thus far, have not been commercially successful.

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

The presence of competitors in the textile automatic inspection field may increase awareness of the benefits of automatic fabric inspection, and may help us enlarge our market. However, it is possible that systems developed by these or other future competitors will prove more effective than our IQ-TEX systems or that potential customers will prefer them for other reasons. If we are unable to maintain our technological advantage or are unable to convince potential customers of the superiority of our IQ-TEX systems, our business would be seriously harmed.

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

e.	Intellectual Property Rights for Textile Industry

In May 2002, we entered into an agreement with our former principal shareholder Elbit and Dr. Ilan Tamches, which amended the license agreement existing between Elbit and us, dated June 12, 1996. According to this agreement, Elbit transferred to Dr. Ilan Tamches certain elements of our technology, or Elbit Technology, which we formerly licensed from Elbit, and other elements of our technology were directly transferred to us by Elbit, or Elbit Modified Technology. Consequently, we licensed the Elbit Technology from Dr. Tamches, its original developer. Pursuant to this agreement, we have certain non-exclusive rights to this technology with respect to the development, production, distribution, modification, use and repair of any of the I-TEX systems, for as long as we continue to produce, distribute, modify, use and repair any I-TEX systems. In consideration for the royalties that we have agreed to pay Dr. Tamches, he has agreed not to license Elbit Technology to any third party that competes with I-TEX systems. Since the third quarter of 2006 we have not used this technology.

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

C. Organizational Structure

We own all of the issued and outstanding shares of our five subsidiaries Elbit Vision Systems US, Inc., or EVS US, Elbit Vision Systems B.V., or EVS BV, ScanMaster system (IRT) Ltd., IRT ScanMaster systems Inc., and Panoptes. EVS US and IRT ScanMaster systems Inc. are incorporated in the United States under the Business Corporations Act of the State of Delaware. EVS US and IRT ScanMaster systems Inc. predominantly functions as a sales and support center for our products.

EVS BV is incorporated in Holland. EVS BV predominantly functions as a sales and support center for our products.

For more information on the ScanMaster and Panoptes transactions, see Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

D. Property, Plants and Equipment

Our facilities, together with ScanMaster Ltd.’s facilities, are located at 1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030, Israel. We do not own any real property. Together we lease approximately 9,449 square feet at our facilities in Israel, at an annual rent of approximately $320,000. Our lease expires in November 2009. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $30,000. This lease expires in October 2007.

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

Selected Financial Data (Incorporated by reference in Item 3A)

The following consolidated selected financial data for the year ended December 31, 2002, which are not set forth elsewhere in this report, are derived from the financial statements that have been audited by Luboshitz Kasierer for the said years. In 2002, Luboshitz Kasierer, which had been a member of the firm Arthur Andersen, independent public accountants, became a member firm of Ernst & Young International. The selected financial data as of and for the years ended December 31, 2004 and December 31, 2003, before the effects of adjustments to retrospectively reflect the discontinued operation (describes in financial statements for year ended December 31, 2006 (see note 3a)), is derived from our audited financial statements, which have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCooper, independent public accountants, and which are included elsewhere in this report. The selected financial data for the years ended December 31, 2006 and December 31, 2005 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 1 of our Consolidated Financial Statements incorporated herein by reference.

	2006*	2005*	2004*	2003	2002

(in U.S. thousand Dollars )
Statement of Operations Data:
Net sales	16,977	19,579	10,399	6,328	7,228
Cost of sales	12,236	11,633	8,040	3,748	4,660
Gross profit (loss)	4,761	7,946	2,359	2,580	2,568
Research and development expenses, net	2,562	2,039	2,456	1,431	1,340
Marketing and selling expenses, net	4,149	3,583	3,491	1,598	1,545
General and administrative expenses	1,870	1,127	1,817	637	1,404
Reorganization expenses	200	-	-	-	-
Total operating expenses	8,781	6,749	7,764	3,666	4,289
Operating profit (loss)	(4,020)	1,197	(5,405)	(1,086)	(1,721)
Other income	(5)	7	115	47	9
Financing income (expenses), net	(1,332)	(437)	(365)	60	34
Profit (loss) before taxes	(5,357)	767	(5,655)	(979)	(1,678)
Taxes on income	5	4	6	3	6
Income (loss) from continuing operations	(5,362)	763	(5,661)	-	-
Loss from operations of discontinued component	(180)	(152)	(244)	-	-
Net loss of disposal of discontinued operation	(551)	-	-	-	-
Net loss	(6,093)	611	(5,905)	(982)	(1,684)
Basic earnings (loss) per share from continuing operations (1)	(0.186)	0.029	(0.307)	-	-
Diluted earnings (loss) per share from continuing operations (1)	(0.186)	0.026	(0.307)	-	-
Basic earnings (loss) per share from discontinued operations (1)	(0.026)	(0.006)	(0.013)	-
Diluted earnings (loss) per share from discontinued operations (1)	(0.026)	(0.005)	(0.013)	-	-
Basic earnings (loss) per share (1)	(0.212)	0.023	(0.32)	(0.10)	(0.17)
Diluted earnings (loss) per share (1)	(0.212)	0.021	(0.32)	(0.10)	(0.17)
Weighted average number of shares outstanding-Basic (1)	28,778	26,500	18,724	10,175	10,167
Weighted average number of shares outstanding-Diluted (1)	28,778	28,421	18,724	10,175	10,167

	2006	2005	2004	2003	2002

Balance Sheet Data:
Working capital	(6,073)	21	(2,650)	2,507	$1,110
Total assets	19,390	22,064	19,453	8,241	6,828

Total liabilities	18,389	17,965	17,307	5,865	5,402
Accumulated deficit	(29,936)	(23,843)	(24,454)	(18,549)	(17,567)
Shareholders' equity	1,001	4,099	2,146	2,376	1,426

(1)     Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

*     The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3(a) to our financial statements for the year ending December 31, 2006, contained elsewhere in this report.

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

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2006*	2005*	2004*

Net sales	100.0	100.0	100.0
Cost of sales	72	59.4	77.3
Gross profit	28	40.6	22.7
Research and development expenses, net	15.1	10.4	23.6
Marketing and selling expenses, net	24.4	18.3	33.6
General and administrative expenses	11	5.8	17.5
Reorganization expenses	1.1	-	-
Total operating expenses	51.7	34.5	74.7
Operating income (loss)	(23.7)	6.1	(52)
Other expenses	(0.03)	0.04	1.1
Financing expenses, net	(7.8)	(2.2)	(3.5)
Income (loss) before taxes	(31.5)	3.9	(54.4)
Income taxes	0.03	0.02	0.06
Discontinued operation	(4.3)	(0.8)	(2.3)
Net Income (loss)	(35.8)	3.1	(56.8)

*     The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2006, contained elsewhere in this report.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Sales

Sales in 2006 decreased by approximately 13% to $17 million compared with sales of $19.58 million in 2005. This decrease was primarily attributable to loss of the Indian railways project which took management attention during 2006.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 72% in 2006 compared with 59.4% in 2005. The increase in cost of revenues in 2006 is mainly due to the loss of the Indian Project which caused a one time write off of inventories and other expenses due to the project, we also recorded an inventory write off in an amount of $400,000 related to parts we used with respect to the old technology.

Gross Profit

In 2006 we earned a gross profit of $4.7 million as compared to a gross profit of $7.9 million in 2005. Gross profit as a percentage of net sales was 28 % in 2006 as compared to 41.2% in 2005. The decrease in our gross profit in 2006 is mainly due to the loss of the Indian Project and the one time inventory write off.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $2.707 million in 2006 from $2.193 million in 2005, and were offset by Israeli government grants of $0.145 million in 2006 and $0.154 million in 2005. Net research and development expenses in 2006 were $2.56 million compared with $2.04 million in 2005. The increase in the gross research and development expenses was mainly due to the efforts in integrating the new Panoptes Technology in our vision products. For more information, see Item 4, “History and Development of the Company – Recent Information”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $4.15 million in 2006, compared to $3.58 million in 2005. The increase in the marketing and sales expenses was primarily due to efforts we made in increasing our market share and penetration of new markets with our new Panoptes Technology.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 11% in 2006 from 5.7% in 2005. General and administrative expenses in 2006 were $1.87million, compared to $1.13 million in 2005. The increase in expenses in 2006 was primarily attributable to the recruiting of new management For more information, see Item 4, “History and Development of the Company – Recent Information”.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks and from two of our major shareholders Elbit and Mivtach Samir. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2006 were $1.33 million, compared to financial expenses of $0.43 million in 2005. During 2005 and 2006, we financed our operations using a credit line facility provided to us by our bank. The increase in financial expenses was primarily due to loan we received Mivtach Shamir, and the increase of our bank loans in order to finance the constant growth of our backlog.

Profit/Loss

In 2006 we recorded net loss of $6.1million, as compared to a $0.61 million net profit in 2005. This was primarily due to the decrease in our revenues, loss of the Indian Project and the loss from selling Yuravision.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Sales

Sales in 2005 increased by approximately 88% to $19.6 million compared with sales of $10.4 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results during 2005 which contributed more than $12 million to our consolidated revenues in sales of our non-destructive technology, or NDT, systems. Sales of systems increased by approximately 88% to $15.4 million compared with sales of $8.2 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results as well as to the increase in demand for our NDT systems.

Sales of service and spare parts increased by approximately 88% to $4.1 million compared with sales of $2.2 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s service and spare parts revenues, thus increasing our customer base.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 59.4% in 2005 compared with 77.3% in 2004. The decrease in cost of revenues in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operation with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Gross Profit

In 2005 we earned a gross profit of $7.9 million as compared to a gross profit of $2.4 million in 2004. Gross profit as a percentage of net sales was 40.6% in 2005 as compared to 22.7% in 2004. The increase in our gross profit in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operations with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to $2.2 million in 2005 from $2.6 million in 2004, and were offset by Israeli government grants of $0.15 million in 2005 and $0.16 million in 2004. Net research and development expenses in 2005 were $2.0 million compared with $2.4 million in 2004. The decrease in the gross research and development expenses was mainly for integrating our research and development activity with that of ScanMaster.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $3.6 million in 2005, compared to $3.5 million in 2004. The increase in the marketing and sales expenses was primarily due to the consolidation of ScanMaster’s marketing and sales during the year.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 5.8% in 2005 from 17.5% in 2004. General and administrative expenses in 2005 were $1.1 million, compared to $1.8 million in 2004. The decrease in expenses in 2005 was primarily attributable to the integration of our general and administrative activity with that of ScanMaster, and the reduction of our operational costs.

Financial Expenses

Financial expenses consists primarily of interest on our loans from banks, from Cornell Capital Partners L.P., or Cornell, which provided us with a promissory loan for the acquisition of ScanMaster, which we have repaid in full, and from one of our major shareholders (and former principal shareholder) Elbit Ltd. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2005 were $0.44 million, compared to financial expenses of $0.36 million in 2004. During 2004 and 2005, we financed our operations using a credit line facility provided to us by our bank. The increase in financial expenses was primarily due to the promissory loan we received form Cornell Capital for the financing of the ScanMaster acquisition, and the increase of our bank loans in order to finance the constant growth of our revenues.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.524 to the Dollar to a low of NIS 3.932 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183
March 2007	4.222	4.155
April 2007	4.135	4.014
May 2007	4.065	3.932
June 2007	4.291	4.062

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2002 - December 31, 2002	4.7363 NIS/$1
January 1, 2003 - December 31, 2003	4.5124 NIS/$1
January 1, 2004 - December 31, 2004	4.4833 NIS/$1
January 1, 2005 - December 31, 2005	4.5026 NIS/$1
January 1, 2006 - December 31, 2006	4.4565 NIS/$1

During 2002, the rate of inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. In 2004, the rate of inflation of approximately 1.21% and the Dollar revalued against the NIS by approximately 1.61%. In 2005, the rate of inflation was approximately 2.39% and the rate of devaluation was 5.67%. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2005, but they did not materially affect our results of operations in such periods.

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

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placement of our securities. As of December 31, 2006, we had negative working capital of $6.1 million.

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

Investments

Our cash and cash equivalents increased to $1 million at the end of 2006 compared to $0.7 million recorded at the end of 2005. Short term restricted deposits decreased to $0.7 million at the end of 2006 compared to $1.8 million recorded at the end of 2005. The changes were mainly due to loss of the Indian Project and the withdrawal of the bank guarantees given to RDSO. For more information, see Item 4, “History and Development of the Company – Recent Information”. Some of our selling agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 60% of the guarantee amount. During 2006 we had negative cash flow from operational activity of $4.47 million, the negative cash flow was mainly due to the losses in connection with the Indian Project and the decrease in our sales.

Our inventories decreased from $4.6 million as of December 31, 2005 to $4 million as of December 31, 2006, reflecting our close managerial controls on inventories and one time reduction of $0.4 million during 2006 relating the old technology. Inventories as a percentage of revenues as of December 31, 2006, have remained unchanged compared with 23.3% as of December 31, 2005.

The discussions regarding the Convertible Loan Agreement with Mivtach Shamir and the Amendment Agreement, the April Investment, and the Elbit Agreement are hereby incorporated by reference to Item 4, “Information on the Company – Recent Developments”. The discussion on the April Investment is hereby incorporated by reference also to Item 10 “Additional Information – Material Contracts”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S. Dollars and for a period of three to 18 months. The interest rates of those loans are according to the market rate.

Capital Expenditure

The discussion regarding the ScanMaster and Panoptes acquisitions and the Yuravision acquisition and sale are hereby incorporated by reference to Item 4, “Information on the Company – History and Development of the Company” and Item 10, “Additional Information – Material Contracts”.

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

As of May 2007, our research and development staff consisted of 29 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics and ultrasonic development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. Our research and development staff for the web industry consisted of 14 full time employees, and our research and development staff for the ultrasonic industry consisted 15 full time employees. In 2004 our gross research and development expenditures for the web industry were approximately $1.9 million, in 2005 they were $2.3 million and in 2006 they were $1.4 million. These expenditures were partially offset by grants by the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $45,000, $154,000 and $145,000 in each of 2004, 2005, and 2006, respectively.

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

	2006	2005	2004

(in thousands)
Research and development expenses, net	$2,562	$2,039	$2,456
OCS grants	$145	$154	$160
Gross research and development expenditures	$2,707	$2,193	$2,616

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

E. Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, of our company and its subsidiaries.

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2006, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	673	277	396	-	-
Operating Building Lease Obligations	1,305	423	882	-	-
Total commercial commitments	1,978	700	1,278	-	-

G. Safe Harbor. Not applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2007, our directors, senior managers and key employees were as follows:

Name	Age	Position

David Gal *	51	Chairman of the Board
Ofer Sela*	37	Vice President of research & development
Yaron Menashe*	31	Vice president, Chief Financial Officer and Secretary
Benjamin Mano*	61	Vice President of Sales & Marketing
Hillel Avni*	68	Vice President of Electronic Inspection Division
Ron Mahler *	58	VP UT Sales and Marketing and Chief Technology Officer
Yuval Berman*	40	External Director
David Schwartz*	57	External Director
Menashe Shohat	48	Chief Executive Officer and Director
Nir Alon	44	Director
Linda Harnevo*	51	Director

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

Ofer Sela served as the vice president of Research and Development of Advanced Dicing Technology (ADT) Ltd. between the years 2003 and 2007. Prior to this role, between the years 2000 and 2003, Mr. Sela has held various program management positions at Kulicke & Soffa. Between the years 1997 and 2000 Mr. Sela worked in various engineering capacities at Kulicke & Soffa. Mr. Sela holds a B.Sc in mechanical engineering from the Technion and an MBA from Heriot-Watt University. Mr. Sela is a graduate of the Israeli Naval Academy.

Yaron Menashe has served as our chief financial officer since December 2006. Between the years2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor’s degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Benjamin Mano served as the chief executive officer of Panoptes between the years 2000 and 2005 and between the years 1995 and 2000 served as the VP of operations and VP of sales and marketing for the Rest of the World of EVS. Mr. Mano served as VP of operations for seven years of Fibronics International Inc. Between the years 1983 and 1988 Mr. Mano served in Japan as Sitex Japan’s desk manager, establishing the joint venture company together with Toyo Inc. Between the years 1973 and 1983 Mr. Mano worked for us in various capacities. Mr. Mano holds a B.Sc. in electrical engineering from the Technion.

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

Ron Mahler served as a marketing consultant and sales manager for ScanMaster  between the years 1997 and 2006. During these years Mr. Mahler served as a director in AD&D (currently owned by Elbit Ltd.) and in Be Free Systems Ltd. and as the Chairman of the Board of Directors of Ensemble Herzeliya. From 1994 until 2006 Mr. Mahler served as a managing director of U.R. Malram and was involved in several start up companies as marketing and business manager. Between the years 1991 and 1994 Mr. Mahler served as a marketing manager of the systems division of IMI. Between the years 1987 and 1991 he served as a marketing director at IMI USA in Washington DC, and between 1981 and 1987 he was the head of the development department of IMI Weapon division. Mr. Mahler holds a B.Sc in mechanical engineering from the Technion.

Menashe Shohat was our chief executive officer between December, 2004 and November 2006. Mr. Shohat has spent over eleven years with ScanMaster, serving first as ScanMaster’s chief operating officer and later as ScanMaster’s chief executive officer from 2002 to 2004. Mr. Shohat holds a B.A. in business administration from the Ruppin Academic Center.

Yuval Berman is a Founder and Managing Director of the M&A advisory firm U.V.B – Business Initiatives Ltd. Previously, between 2003 and 2006 Mr. Berman was a Co-Founder and Managing Director of the business consulting firm Genesis-UVB. From 1997-2002 Mr. Berman was responsible for business development and investments at The Omega Group, a publicly traded investment group. Preceding this, Mr. Berman worked for a year in business development at the Israel Electric Corporation and practiced corporate law for four years. Mr. Berman received an M.B.A. with Honors from the Universite Libre De Bruxelles in Belgium. Mr. Berman holds a B.A. in economics and an L.L.B. in law, both from Tel Aviv University. He is a member of the Israeli Bar.

David Schwartz worked at the accounting offices of Weinstein and Associates from 1975-1978. From 1978 and until 1990 he worked for Tadiran Ltd. in the monetary regulation section. Between 1990 and 2002 Mr. Schwartz worked for Tadiran Consumer Goods Ltd. and its subsidiaries as a manager and controller. As of 2001, Mr. Schwartz is acting chairman of the tax committee for the forum of Industrial Financial Managers in the Industrial Organization. Mr. Schwartz has served as a director, external director, internal auditor and tax and financial advisor for many large companies, including Brightman Almagor Trusts Ltd., Tadiran Consumer Goods Ltd., Ubank Trust Funds Ltd. and Arco holdings Ltd. Mr. Schwartz holds a B.A. in Economics and Accounting from Bar Ilan University.

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

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Messrs. David Schwartz and Yuval Berman are our external directors who were elected to serve for terms of three years commencing April 2007 and August 2004, respectively. In March 2006 Mr. David Gal replaced Mr. Nir Alon as chairman of the board. In April 2006, Ms. Linda Harnevo replaced Ms. Naomi Livni as director. Additionally, in March 2006, Mr. Shlomo Alon and Mr. Silviu Rabinovich resigned as directors.

B. Compensation

During 2006, we paid to all our directors and officers a total of $1.25 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

In 2006, Mr. Nir Alon received a monthly compensation of $4,000 until February 2006, when he ceased to serve as chairman of our board.

Our audit committee, board of directors and shareholders approved the following compensation for our director Ms. Linda Harnevo, in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $4,096), (ii) payment of NIS 1,220 (approximately $273) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $164) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, (v) linking the above amounts to the Israeli Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from April 1, 2006, and (vi) options to purchase 30,000 ordinary shares of the Company exercisable at a price per share of $0.4, vesting quarterly, with the following vesting schedule: 4,286 ordinary shares vested on September 30, 2006, and 4,286 are vesting at the end of each fiscal quarter thereafter until March 31, 2008, when all options will be fully vested.

We paid an aggregate of $30,000 to our serving external directors in 2006.

On February 21, 2006, our shareholders approved the payment to David Gal of a monthly compensation of $13,500 plus Value Added Tax in consideration for his services as the chairman of our board of directors. Additionally, it was approved to lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. Finally, it was also approved to grant Mr. Gal options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter. Pursuant to his appointment as Chief Executive Officer, our audit committee and board of directors approved, subject to shareholder approval, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus VAT to be payable from January 1, 2007.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2006.

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

The Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise, as defined in the regulations promulgated on December 5, 2005, taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations. For further information on the appointment of directors, please see Item 7, “Major Shareholders and Related Party Transactions – Voting Agreements.”

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

Currently, Messrs. Schwartz and Berman serve as our external directors.

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

Our two external directors Messrs. Schwartz and Berman serve on the audit committee of the board of directors.

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

D. Employees

2006

As of May 31, 2006 we employed a total of 103 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of May 31, 2006, we employed 58 full-time persons, out of which 56 were employed in Israel of whom 15 were in research and development, 7 were in marketing and sales, 3 were in customer support, 26 were in operations and 5 were in administration and management.

AOI Division

As of May 31, 2006, we employed 45 full-time persons, out of which 34 were employed in Israel of whom 14 were in research and development, 2 were in marketing and sales, 3 were in customer support, 9 were in operations and 6 were in administration and management.

2005

As of December 31, 2005 we employed a total of 137 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of December 31, 2005, we employed 75 full-time persons, out of which 72 were employed in Israel of whom 18 were in research and development, 7 were in marketing and sales, 2 were in customer support, 39 were in operations and 6 were in administration and management.

AOI Division

As of December 31, 2005, we employed 62 full-time persons, out of which 37 were employed in Israel of whom 14 were in research and development, 2 were in marketing and sales, 3 were in customer support, 12 were in operations and 6 were in administration and management. 15 of our employees were employed in Korea, of whom 9 were in research and development, 2 were in marketing and sales, 1 was in customer support and 3 were in administration and management.

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

Microelectronics Division (which was merged into our AOI Division from 2005)

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

E. Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Messrs. Nir Alon and Menashe Shohat beneficially own shares and options exceeding 1% of our outstanding ordinary shares since Mr. Nir Alon is the controlling shareholder of Altro, our majority shareholder. Mr. Shlomo Alon, Nir Alon’s father, who served as a member of our board of directors until March 2, 2006, beneficially owns shares and options exceeding 1% of our outstanding ordinary shares.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2007, options to purchase 104,500 of such ordinary shares were outstanding and the remaining options have expired. Of the outstanding options, options to purchase 102,500 and 2,000 ordinary shares are fully vested and are exercisable at an exercise price of, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2007, options to purchase 1,285,869 of such ordinary shares were outstanding and options to purchase 2,655,582 ordinary shares were available for future grants. 523,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period. 272,750 of the outstanding options have an exercise price of $0.36 per share. 295,100 of the outstanding options have an exercise price of $0.48 per share 20,852 of the outstanding options have an exercise price of $0.15 per share 166,027 of the outstanding options have an exercise price of $1 per share and vest monthly over three years through August 2005 and an additional 7,500 have an exercise price of $1.68 per share and have already vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of May 31, 2007, options to purchase 2,764,317 of such ordinary shares were outstanding and options to purchase 5,108,663 ordinary shares were available for future grants. 727,500 of the outstanding options have an exercise price of $1.25 per share. 44,000 of the outstanding options have an exercise price of $1.2 per share. 136,500 of the outstanding options have an exercise price of $0.85 per share. 20,000 of the outstanding options have an exercise price of $0.83 per share. 309,667 of the outstanding options have an exercise price of $0.8 per share. 595,000 of the outstanding options have an exercise price of $0.75 per share. 25,000 of the outstanding options have an exercise price of $0.70 per share 153,197 of the outstanding options have an exercise price of $0.68 per share. 600,000 of the outstanding options have an exercise price of $0.5 per share and an additional 123,453 an exercise price of $0.2 per share. As of May 31, 2007, 2,325,412 of the options were vested, and the remainder will vest at various dates until December 31, 2008. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to our chairman, Mr. David Gal, have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of May 31, 2007, options to purchase 585,000 of such ordinary shares were outstanding and options to purchase 1,415,000 ordinary shares were available for future grants. 345,000 of the outstanding options have an exercise price of $0.78 per share, 120,000 of the outstanding options have an exercise price of $0.4 per share, and 120,000 of the outstanding options have an exercise price of $0.28. As of May 31, 2007, 12,858 of the options were vested, and the remainder will vest at various dates until February 14, 2011. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of June 15, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of our outstanding ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(4)(9)	3,833,000	10.52%
Nir Alon Holdings GmbH (4)	1,733,000	4.84%
Elbit Ltd. (5)(6)	4,160,582	11.15%
M.S. Master Investments (2002) Ltd. (7)	4,044,833	11.29%
M.S.N.D. Real Estate Holdings Ltd. (5)(8)	3,939,192	11.0%
Tamir Fishman Provident and Education Funds Ltd. (9)	2,145,000	5.87%
All directors and officers as a group (10)	9,320,500	25.8%

The percentages in this table are based on 35,811,827 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

    (1)        3,233,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

    (2)        Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

    (3)        In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 5.6% of our share capital.

    (4)        Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

    (5)        In an agreement which will be executed by Elbit and Mivtach upon approval of the Amendment Agreement and the Elbit Agreement by our shareholders, the parties have agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit a; provided that the party entitled to nominate a director continues to at least hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties willvote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary Shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

    (6)        Includes 1,512,939 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of June 14, 2007, Discount Investment Corporation, or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation, or IDBH, owns the majority of the outstanding shares of IDB Development Corporation, or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and Clal Insurance Enterprises Holdings, or CIEH. As of June 14, 2007 subsidiaries of CIEH held for their own account a total of 245,586 shares of EVS. The CIEH group had no other holdings of EVS shares as of the same date.   As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

        The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Elbit and Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange. Elron is a public company traded on the Tel Aviv Stock Exchange and on the Nasdaq Global Select Market.

        As of June 14, 2007, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

        Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Elbit the power to vote and dispose of our ordinary shares held by Elbit, and also to share with subsidiaries of CIEH the power to vote and dispose of our ordinary shares held by these subsidiaries for their own account.

        Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC and a director of Elron. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel.

    (7)        M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

    (8)        Includes 1,000,000 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days (assuming the Amendment Agreement and the Registration Rights Agreement with M.S.N.D. are approved by our shareholders). M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

    (9)        Includes 715,000 ordinary shares currently issuable upon exercise of a warrant by the holder within 60 days.

    (10)        Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

As of June 15, 2007, there were a total of 72 holders of record of our ordinary shares, of which 18 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 37% of our outstanding ordinary shares.

Voting Agreements

On June 21, 2007, Altro Warenhandels GmbH, M.S. Master Investments, Elbit Ltd., Nir Alon Holdings GmbH, and Nir Alon, the parties to a shareholders agreement dated February 21, 2006, terminated their shareholders agreement.

On June 21, 2007, M.S. Master Investments, Elbit Ltd., Nir Alon Holdings GmbH, Nir Alon and M.S.N.D. Real Estate Holdings, the parties to a shareholders agreement dated February 21, 2006, terminated their shareholders agreement.

In an agreement which Elbit and Mivtach have agreed to execute in the event that the shareholders approve the Amendment Agreement and the Elbit Agreement, the parties will agree to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a shareholder fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to hold 15% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our Ordinary Shares. Notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement. Elbit may, by written notice to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such case, the right to designate a director, which Elbit terminated, shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Pursuant to the agreement, the parties also granted each other mutual rights of first offer and tag-along rights with respect to a private sale of our ordinary shares.

B. Related Party Transactions

Amendment to Convertible Loan Agreement with Mivtach Shamir

        For information concerning convertible loan agreement, the amendment and the registration rights agreement, see Item 4 “Information on the Company – Recent Developments”.

Consulting Agreement with MA&AT

        For information concerning the consulting agreement see Item 4 “Information on the Company – Recent Developments”.

Appointment of David Gal as CEO

        For information concerning David Gal’s appointment and terms see Item 4 “Information on the Company – Recent Developments”.

C. Interests of Experts and Counsel. Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F1-F45.

Export Sales

In 2006, 90.8% of our sales, amounting to $15,437,000 were exported outside of Israel.

Litigation

Other than the claims described below, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

        For information concerning legal proceedings with RDSO see Item 4 “Information on the Company – Legal Claim”.

        On November 15, 2006, Mr. Yoav Kahane, the former VP of Marketing and Sales of EVS submitted a Statement of Claim to the Labor Court in Nazareth against EVS in which Mr. Kahane claims that EVS owes him an aggregate of $140,241.06 under EVS’s bonus compensation plan. On December 31, 2006, we filed a Statement of Defense with the Labor Court on behalf of EVS rejecting Mr. Kahane’s claims. The Labor Court has suggested that the parties attempt to resolve the dispute through mediation. On May 30, 2007, the parties reached and executed a settlement agreement, pursuant to which we paid Mr. Kahane NIS 275,000. On June 7, 2007, the Nazareth Labor Court approved the settlement agreement.

        On October 10, 2004, ScanMaster received a letter from Bank Hapoalim B.M. (the “Bank”) stating that pursuant to a debenture created in favor of the Bank by ScanMaster, dated May 27, 2004, ScanMaster undertook that it would not enter into any change of control transactions without first receiving the consent of the Bank. In the letter the Bank stated that the acquisition of ScanMaster took place without its consent, and the Bank reserved the right to take any action available to it by law or pursuant to the debenture agreement. To date, neither EVS nor ScanMaster has received any further correspondence from the Bank in relation to this matter.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise in 2006 is taxable at regular rates of 31%. See Note 12 to our Consolidated Financial Statements and Item 10, “Additional Information – Taxation.”

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)

June 2007	0.36	0.31

May 2007	0.38	0.34

April 2007	0.37	0.32

March 2007	0.38	0.33

February 2007	0.42	0.36

January 2007	0.41	0.33

December 2006	0.32	0.23

Fourth quarter 2006	0.32	0.22

Third quarter 2006	0.44	0.22

Second quarter 2006	0.69	0.35

First quarter 2006	0.83	0.64

Fourth quarter 2005	0.71	0.52

Third quarter 2005	0.71	0.52

Second quarter 2005	0.68	0.53

First quarter 2005	0.6	0.44

Year ended 2006	0.83	0.22

Year ended 2005	0.77	0.44

Year ended 2004 (3)	1.65	0.37

Year ended 2003 (2)	1.86	0.11

Year ended 2002 (1)	0.77	0.1

(1) Traded on the NASDAQ SmallCap Market throughout the period.

(2) Traded on the NASDAQ SmallCap Market until November 19, 2003, and subsequently on the Over-the-Counter Bulletin Board.

(3) Traded on the Over-the-Counter Bulletin Board throughout the period, and continues to trade there today.

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

Nasdaq Marketplace Rules and Home Country Practices

Not applicable.

C. Material Contracts

Convertible Loan Agreement with Mivtach Shamir. Discussions of this agreement, its amendment and the Registration Rights Agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

Investment Agreement, Registration Rights Agreement and Amendment to the Registration Rights Agreement with Elbit. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

Private Placement with Israeli Institutional Investors. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

Consulting Agreement with MA&AT. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

David Gal. Discussions of appointment of David Gal as CEO and compensation terms are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

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

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Corporate Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7

Over 25% but less than 49%	25%	10

Over 49% but less than 74%	20%	10

Over 74% but less than 90%	15%	10

90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached by us.

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

Tax benefits are available under the Amendment to production facilities and to other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

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

Similarly to a company which elected the Alternative Track before the amendment, dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company”. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

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

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

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

        In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates and interest rates.

Foreign exchange risk

        The majority of our revenues is generated in, or linked to, U.S. dollars (“Dollars”). In addition, a substantial portion of our costs is incurred in New Israeli Shekels (“NIS”). We believe that the Dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the Dollar.

        Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

        Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end Dollar exchange rate.

        As of December 31, 2006, we had accounts payable in NIS or in funds linked thereto in the amount of $2.4 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $266,000.

Interest rate risk

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2006 we had liabilities in the amount of $8.6 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $70,000. The increase in interest rates in 2006 caused an increase in our financial expenses. As of December 31, 2006 we had accounts payable in the amount of $3.5 million.

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

Our board of directors has determined that Mr. David Schwartz is our audit committee financial expert and is independent in accordance with applicable Securities and Exchange Commission regulations.

ITEM 16B	Code of Ethics

Our board of directors has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. We undertake to provide any person with a copy of our code of ethics upon request.

ITEM 16C	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our principal accountants for the audit of our consolidated annual financial statements for the year ended December 31, 2005, and Brightman Almagor & Co. for the audit of our consolidated annual financial statements for the year ended December 31, 2006.

	2006	2005

Audit Fees(1)	70,000	107,000

Tax Fees(2)	-	5,000
All Other Fees(3)	-	-
Total	70,000	112,000

(1)	“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

        See pages F-1 to F-47.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended, of the Registrant, incorporated by reference to Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.

1.2	English translation or summary from Hebrew original Memorandum of Association of the Registrant, incorporated by reference to our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

4.1	Amendment No.1 to License Agreement dated June 12, 1996, among the Company, Elbit Ltd. and Dr. Ilan Tamches, dated May 12, 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001.

4.2	Agreement dated January 2, 2006, between the Company and Mivtach Shamir Holdings Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.3	Appendix to Agreement dated February 21, 2006, between the Company and Mivtach Shamir Holdings Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.4	Asset and Share Purchase Agreement dated December 27, 2005, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.5	Amendment to Asset and Share Purchase Agreement dated February 21, 2006, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.6	Securities Purchase Agreement among the Company and the Buyers as defined therein, dated April 30, 2007.

4.7	Registration Rights Agreement among the Company and the Buyers as defined therein, dated April 30, 2007.

4.8	Form of Ordinary Share Purchase Warrant issued to the Investor parties to the Securities Purchase Agreement.

4.9	Registration Rights Agreement between the Company and Elbit Ltd., dated January 1, 2007.

4.10	Stock and Loan Purchase Agreement for the sale of Yuravision Co. Ltd. between the Company and the Purchaser as defined therein, dated December 4, 2006.

4.11	Employee Retention Agreement among the Company and the Purchaser as defined therein, dated November 29, 2006.

4.12	Consulting Agreement between the Company and MA&AT, dated November 20, 2006.

8.1	List of subsidiaries.

10.1	Consent of Kesselman & Kesselman, certified public accountants (Israel).

10.2	Consent of Ernst & Young, Hang Young, certified public accountants (Republic of Korea).

10.3	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2007

ELBIT VISION SYSTEMS LTD. By: /s/ David Gal —————————————— David Gal Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)

2006 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2006 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Vision Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2004, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 3a to the financial statements, were audited by other auditors whose reports, dated July 14, 2005, expressed an unqualified opinion on those statements.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited the retrospective adjustments to the 2004 financial statements for the discontinued operations, as discussed in Note 3a to the financial statements. Our procedures included (1) comparing the reclassified amounts related to the discontinued operations to the Company’s underlying analysis obtained from management, and (2) testing the mathematical accuracy of the amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2004 financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2004 financial statements taken as a whole.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 29, 2007

Kesselman & Kesselman Certified Public Accountants (Isr.) 1 Nathanson Street Haifa 33034 Israel Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ELBIT VISION SYSTEMS LTD.

We have audited the accompanying consolidated statement of operation, changes in shareholders’ equity and cash flows of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries for the year ended December 31, 2004, before the effects of the adjustments to retrospectively reflect the discontinued operation described in note 3a. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of a certain subsidiary whose revenues included in consolidation constitute approximately 6% of total consolidated revenues, for the year ended December 31, 2004, before the effects of the adjustments discussed in note 3a. The financial statements of the above subsidiary were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based on the reports of other auditors.

We conducted our audit, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other independent auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audit, and the report of other independent auditors, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively reflect the discontinued operation described in note 3a, present fairly, in all material respects, the consolidated results of operations of the company and its subsidiaries, changes in shareholders’ equity and consolidated cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America (the 2004 financial statements before the effects of the adjustments discussed in note 3a are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operation described in note 3a and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

/s/ Kesselman & Kesselman
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

Seoul, Korea
July 8, 2005

F - 2b

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2006	2005

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		1,060	710
Restricted deposit (short term)	14	688	1,810
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2006- $936 ,2005- $ 774)		3,198	3,355
Other		603	1,147
Inventories	4	3,968	4,559
Assets held for sale	3a	-	2,597

T o t a l current assets		9,517	14,178

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,891	1,633
Other long-term receivables	5	1,066	107

		2,957	1,740

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	6	455	535

OTHER ASSETS, net of accumulated amortization
Goodwill		2,363	2,359
Other intangible assets	7	4,098	3,252

		6,461	5,611

T o t a l assets		19,390	22,064

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2006	2005

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	4,713	2,113
Current maturities of loan from shareholder	9a	160	160
Short term loan from banks	9a	2,015	-
Credit from Cornell Capital Partners L.P.	11(a5)	-	1,449
Accounts payable and accruals:
Trade		3,502	2,478
Deferred income	2j	1,617	2,485
Other	15b	3,583	4,670
Liabilities associated with assets held for sale	3a	-	802

T o t a l current liabilities		15,590	14,157

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	-	1,500
Loans from Related Parties (net of current maturities)	9	609	236
Accrued severance pay	8	2,190	2,072

T o t a l long-term liabilities		2,799	3,808

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		18,389	17,965

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2006
60,000,000 ordinary shares as of December 31, 2005
Issued and outstanding:
December 31, 2006 - 29,516,314 Ordinary shares
December 31, 2005 - 26,762,217 Ordinary shares		5,091	4,529
Warrants		968	521
Additional paid-in capital		24,878	22,803
Foreign currency translation adjustment		-	89
Accumulated deficit		(29,936)	(23,843)

T o t a l shareholders' equity		1,001	4,099

T o t a l liabilities and shareholders' equity		19,390	22,064

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Note	2006	2005	2004

REVENUES:
Sale of products		14,527	15,428	8,190
Services rendered		2,470	4,151	2,209

		16,997	19,579	10,399

COST OF REVENUES:	15d
Cost of products sold		10,367	9,422	6,525
Cost of services rendered		1,869	2,211	1,515

		12,236	11,633	8,040

GROSS PROFIT		4,761	7,946	2,359
RESEARCH AND DEVELOPMENT COSTS - NET	15e	2,562	2,039	2,456
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		4,149	3,583	3,491
General and administrative		1,870	1,127	1,817
Reorganization expenses		200	-	-

OPERATING INCOME (LOSS)		(4,020)	1,197	(5,405)
FINANCIAL EXPENSES - NET	15f	(1,332)	(437)	(365)

INCOME (LOSS) BEFORE OTHER INCOME(EXPENSES)		(5,352)	760	(5,770)
OTHER INCOME (EXPENSES)		(5)	7	115

INCOME (LOSS) BEFORE TAXES ON INCOME		(5,357)	767	(5,655)
TAXES ON INCOME	12d	5	4	6

INCOME (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		(5,362)	763	(5,661)

LOSS FROM OPERATIONS OF DISCONTINUED COMPONENT	3a	(180)	(152)	(244)
NET LOSS ON DISPOSAL OF DISCONTINUED OPERATION	3a	(551)	-	-

INCOME (LOSS) FOR THE YEAR		(6,093)	611	(5,905)

EARNING (LOSS) PER SHARE FROM CONTINUING OPERATIONS:	2n
Basic		(0.186)	0.029	(0.307)

Diluted		(0.186)	0.026	(0.307)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:	2n
Basic		(0.026)	(0.006)	(0.013)

Diluted		(0.026)	(0.005)	(0.013)

EARNING (LOSS) PER SHARE:	2n
Basic		(0.212)	0.023	(0.320)

Diluted		(0.212)	0.021	(0.320)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE - BASIC
(IN THOUSANDS)		28,778	26,500	18,724

DILUTED (IN THOUSANDS)		28,778	28,421	18,724

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Receipts on account of shares to be allotted	Warrants (see notes 3a,11a))	Additional paid-in capital	Other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2003	13,006	1,856	140	267	18,662		(18,549)	2,376

CHANGES DURING 2004:
Net loss for the year							(5,905)	(5,905)
Currency translation differences						132		132

Total comprehensive loss								(5,773)
Employee stock options exercised and paid	393	85						85
Receipts on account of shares to be allotted (note 11a)			*424					424
Issuance of share capital and warrants (notes 3a,3b,11a)	11,957	1,848	(494)	*300	*3,161			4,815
Warrant exercised and paid (note 11a)	326	74		(71)	216			219

BALANCE - DECEMBER 31, 2004	25,682	3,863	70	496	22,039	132	(24,454)	2,146
CHANGES DURING 2005:
Net income for the year							611	611
Currency translation differences						(43)		(43)

Total comprehensive income								568
Employee stock options exercised and paid	82	18			(1)			17
Receipts on account of shares to be allotted (note 11a)			105					105
Issuance of share capital and warrants (notes 3a,3b,11a)	815	607	(175)	25	741			1,198
Warrant exercised and paid (note 11a,11b)	183	41			24			65

BALANCE - DECEMBER 31, 2005	26,762	4,529	-	521	22,803	89	(23,843)	4,099
CHANGES DURING 2006:
Loss for the year							(6,093)	(6,093)
Currency translation differences						(89)		(89)

Total comprehensive income								(6,182)
Employee stock options exercised and paid	182	40			(1)			39
Issuance of share capital and warrants (notes 3c,11a5))	2,441	494		447	1,159			2,100
Beneficial conversion feature (note 9a(3))					900			900
Warrant exercised and paid	131	28			17			45

BALANCE - DECEMBER 31, 2006	29,516	5,091	-	968	24,878	-	(29,936)	1,001

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	(6,093)	611	(5,905)
Adjustments to reconcile net income (loss) to net
cash provided by or used in operating activities:
Depreciation and amortization	1,411	886	1,047
Amortization of discount on loan from shareholder	285
Loss from disposal of property	48	7	-
Loss from disposal of discontinued operation	551	-	-
Liability for employee rights upon retirement	118	55	(56)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable (including non-current portion)	283	(1,013)	(288)
Decrease (increase) in other accounts receivable	443	(168)	278
Increase (decrease) in trade account payable	1,003	29	451
Deferred income	(897)	1,725	(79)
Other	(2,212)	(1,523)	1,887
Decrease in inventories	591	123	803

Net cash provided by (used in) operating activities	(4,469)	432	(1,862)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries consolidated for the first time (a)	-	-	(4,035)
Disposal of subsidiary (b)	120	-	-
Purchase of property and equipment	(130)	(222)	(243)
Long-term receivables	(101)	7	18
Investment in long-term deposits	-	-	(50)
Redemption of (investment in) restricted deposit	1,122	(1,042)	434
Proceeds from disposal of property and equipment	30	16	-
Long-term loan granted	-	-	(8)
Amounts carried to other assets and deferred charges	-	-	(310)
Funds severance pay	(258)	(244)	(27)

Net cash provided by (used in) investing activities	783	(1,485)	(4,221)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	964	-	2,265
Short-term credit from bank - net	2,281	797	(564)
Proceeds from exercise of options and warrants	77	187	304
Retirement of long-term loan from shareholder	(27)	-	(80)
Proceeds from long-term loans from shareholder	1,556
Proceeds from long-term loans from bank	547	1,454	(22)
Short-term credit received from (paid to) Cornell Capital Partners L.P. - net	(1,449)	(1,719)	3,601

Net cash provided by financing activities	3,949	719	5,504

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	(89)	(2)	12

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	174	(336)	(567)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	886 *	1,222 *	1,789

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	1,060	886 *	1,222 *

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	415	295	71

Income taxes paid - net	5	4	7

* Including cash and cash equivalents from discontinuing operation.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

	2006	2004
	U.S. dollars in thousands	U.S. dollars in thousands

(a) Acquisition of subsidiaries consolidated for the first time, see also note 3:
Assets and liabilities of the subsidiaries at date of
acquisition:
Working capital (excluding cash and cash equivalents)	(1,033)	9
Fixed assets	59	618
Long-term receivables	12	982
Other assets	1,514	4,661
Long-term loans and other liabilities	(9)	(1,724)
Goodwill arising on acquisition	-	2,296

	543	6,842
Less:
Issuance of share capital and warrants (see c3 hereafter)	(543)	(2,501)
Legal commitment to acquire 19% of Yuravision Co.
Ltd.'s shares (see also Note 3a)	-	(306)

	-	4,035

2006
U.S. dollars in thousands

(b) Disposal of subsidiary

Assets and liabilities of the subsidiary at date of
disposal:
Working capital (excluding cash and cash equivalents)	346
Fixed assets	(284)
Long-term receivables	(193)
Other assets	(148)
Long-term loans and other liabilities	232
Goodwill	(1,039)

(1,086)
Less:
Future proceeds from selling the subsidiary	966

(120)

(c)	Supplementary information on financing activities not involving cash flow:

1)	In 2004, the Company repaid $ 273,000, which constitutes part of a loan received from Cornell Capital Partner L.P. Repayment was made by way of issuance of shares. The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

2)	In 2004, the Company issued Cornell Capital Partners L.P. and Newbridge Securities Coporation 156,250 of its ordinary shares in an amount equivalent to $ 200,000 as part of the Standby Equity Distribution Agreement (see Note 11a5). The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

3)	Part of the acquisitions of the subsidiaries was executed through issuance of share capital and warrants in an amount equivalent to $ 2,501,000 and $ 543,000 in 2004 and 2006, respectively.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rending services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In June 2004, the Company expanded its activities and entered into new fields of operations through the acquisition of 70% of Yuravision Co. Ltd.‘s (“Yuravision”) shares, a South Korean developer of visual inspection software and systems for the microelectronics industry and display industries. This investment was sold during December 2006 and therefore presented as discontinued operation in the financial statements (see Note 3a).

In September 2004, the Company also completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively – “ScanMaster”). ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection (see Note 3b).

In January 2006, the Company acquired business, assets and liabilities of Panoptes Ltd.(“Panoptes”) and ScanMaster Ltd. acquired 100% of the shares of Panoptes.

Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials (see Note 3c).

As to Business and Geographical segments – see Note 17.

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

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory, These estimates are discussed further throughout the accompanying notes.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Functional Currency and Financial Statements in U.S. Dollars

The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted, except for its Korean subsidiary, is the U.S. dollar (the “dollar”).

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

Transactions in currencies other than each company’s functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the company and its wholly-owned subsidiaries.

All material inter-company transactions and balances have been eliminated.

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

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment

(1)	Property and equipment are stated at cost . Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

(2)	Impairment of long-lived assets – Impairment examinations and recognition are performed and determined based on the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

h.	Other assets- Goodwill and Intangible Assets

(1)	Goodwill

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to the Non-destructive automated inspection segment (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year 2006.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other assets- Goodwill and Intangible Assets (Cont.)

(2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10;20
Customer relations	10;20
Distribution network	10
Brand name	8.33

The backlog is amortized according to revenues, which are derived from specific orders.

i.	Impairment of long-lived assets

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.):

1)	Sale of products: (Cont.)

b.	Acceptance clause, customers’ support service and warranty

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer. Also, unlike in the case of the company, ScanMaster does not grant its customers a trial period in the normal course of business.The agreements with the clients do not include the right of the clients to a refund in case the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

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

d.	Revenues from systems that require significant customization, integration and installation are recognized based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.):

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2006 and 2005 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

k.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

l.	Advertising expenses

Advertising expenses are expenses as in incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $ 470,000, $ 122,000, and $ 132,000, respectively.

m.	Deferred income taxes

The company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

n.	Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 3,707,000 ordinary shares, which were issued and were placed in escrow (see Note 3b) were reflected in basic and diluted EPS shares. Total common stock equivalents, related to options and warrants, 1,921,496 were reflected in diluted EPS for the year ended December 31, 2005. Total common stock equivalents, related to options and warrants 9,322,308, 8,716,907 and 6,262,882 shares for the years 2006 , 2005 and 2004, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Stock-based compensation

In January 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS No. 123(R)”), using the modified prospective application method as its transition method. The Company recognizes $341,000 of compensation expenses in 2006 as a result of the application of SFAS 123 (R). Until the adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2005 and 2004 in accordance with the provisions of SFAS No. 123 (“SFAS 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation” (“SFAS 148”), the Company’s pro forma net loss per share would have been as follows:

	Year ended December 31
	2005	2004
	$ in thousands (except per share data)

Net income (loss), as reported	611	(5,905)
Less - stock-based employee compensation
expense determined under fair value method	(559)	(988)

Pro forma net income (loss)	52	(6,893)

Earning (loss) per share:
Basic - as reported	$0.023	$(0.32)

Diluted - as reported	$0.021	$(0.32)

Basic - pro forma	$0.0019	$(0.37)

Diluted - pro forma	$0.0018	$(0.37)

As to information about the stock option plans and assumptions used in calculating the pro forma information, see Note 11b.

p.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

q.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

r.	Consentration of credit risk

As of December 31, 2006 and 2005, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently issued accounting pronouncements:

1)	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. The Company is of the opinion that the adoption of FIN 48 is not expected to have a material effect on the Company’s financial statements.

2)	In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The company adopted SAB 108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements.

The adoption of SAB No.108 did not result in corrections of the Company’s financial statements.

3)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

4)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R) (FAS 158), requires an employer to: (a) Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement by FAS 158 to recognize the funded status of a benefit plan and the disclosure requirements of FAS 158 are effective as of the end of the fiscal year ending after December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of FAS 158 to have a material effect on the financial position of the company at December 31, 2006

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently issued accounting pronouncements (Cont.):

5)	In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

NOTE 3	–	CONSOLIDATED SUBSIDIARIES

a.	Acquisition and Disposal of Yuravision

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

The said shares, which represented a holding of app. 19% in Yuravision, should have beed been purchased in cash payment of $ 306,000 , or by way of swap transaction.

Under the swap transaction, the company was about to purchase these shares in consideration for the issuance of 320,547 company shares (at a conversion rate of 0.955455).

The manner in which the purchase will was made (cash or swap transaction) was about to be determined by the sellers.

In addition to the cash payment, the Company issued to one of Yuravision’s shareholders warrants to purchase 50,000 of the Company’s shares, at an exercise price of $ 0.75; the warrants was exercisable for a period of two years from the date of issuance.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

a.	Acquisition and Disposal of Yuravision (Cont.)

Upon purchase of Yuravision, the Company had fully undertaken upon itself the capital deficiency Yuravision had as of date of purchase (the minority shareholders of Yuravision were not committed to bear any losses in excess of their investment). As long as Yuravision has a capital deficiency, the Company fully presented its share (100%) in the profits, or losses of Yuravision.

On December 1, 2006, the Company executed an agreement with a Korean corporation for the sale of Yuravision shares in consideration for $950,000, or the Purchase Price, plus the purchase from the Company of its right to receive from Yuravision repayment of an $800,000 loan, or the Loan Amount in consideration for the full value of the loan. Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price will be payable no later than December 1, 2008. The purchaser has undertaken to pay the Company half of the Loan Amount by no later than December 1, 2008 and the remaining half, or the Outstanding Payment, by no later than May 1, 2009. The Outstanding Payment may become reduced in the event that certain of the employees of Yuravision resign from Yuravision prior to December 1, 2008.

The Company have received a stand by letter of credit from the purchaser guaranteeing payment of the Loan Amount.

Yuravision is classified as discontinued operation in the consolidated financial statement and its results of operation and financial position are separately reported for all periods presented. Summarized financial information for Yuravision is as follows:

	Year ended December 31
	2006	2005	2004
	$ in thousands

Revenues	707	1,212	561
Cost of revenues	345	590	502

Gross profit	362	622	59
Research and development costs, net	207	154	-
Marketing and selling expenses	48	182	36
General and administrative expenses	319	438	336

Operating loss	(212)	(152)	(313)
Financial income (expenses)	(66)	(34)	68
Other income	98	34	1

Net loss of discontinued operation	(180)	(152)	(244)

December 31
2005
$ in thousands

Cash and cash equivalents	176
Accounts receivable	246
Long-term receivables	73
Property and equipment, net	335
Other assets, net	1,767

Total assets held for sale	2,597

Credit from banks	78
Accounts payable and accruals	474
Long term liabilities	126
Accrued severance pay	124

Total liabilities associated with assets held for sale	802

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

b.	Acquisition of ScanMaster

In September 2004, the Company acquired 100% of the shares of ScanMaster (as to the nature of operations of ScanMaster – see Note1).

The Company acquired ScanMaster for total consideration in the amount of $ 8,193,000 (including estimated direct transaction costs amounting to $ 150,000). The consideration for the acquisition of ScanMaster consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of the Company, which represented approximately 27.9% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per Company’s shares for the period of two days before through two days after the announcement of the agreement. For the purposes of the financial statements as of December 31, 2004, the acquisition cost was recorded at the amount of $ 5,680,000, after eliminating a consideration of $ 2,521,000 in shares, which are considered as contingent consideration, and are placed in escrow as follows:

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

As to proforma data, see e. below

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

c.	Acquisition of Panoptes Ltd.

In January 2006, the Company acquired business, assets and liabilities of Panoptes Ltd., and its subsidiary acquired 100% of the shares of Panoptes Ltd . Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

The total consideration of acquisition of Panoptes Ltd. amounted to $ 622,000 (including estimated direct transaction costs amounting to $ 79,000). The Company issued 800,000 ordinary shares amounted to $ 543,000 and , subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder (see Note 10a5)). The transaction is subject to the completion of certain customary closing conditions.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At January 1, 2006 ($ in thousands)

Long-term receivables	12
Property, plant, and equipment	59
Intangible assets	1,514

Total assets acquired	1,585

Current liabilities	(954)
Long-term liabilities	(9)

Total liabilities assumed	(963)

Net assets acquired	622

Of the $ 1,514,000 of acquired intangible assets, $ 1,025,000 were assigned to current technology, which represents patent and other intellectual properties (5 years useful life); $ 489,000 were assigned to customer relations (5 years useful life).

As to proforma data, see e. below

d.	As to deferred income taxes in respect of the assets acquired and liabilities assumed at the date of the above acquisition, see Note 12e.

e.	The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2004, nor is it necessarily indicative of future results.

	2005	2004
	$ in thousands (except per share data)
	(Unaudited)

Revenues	20,057	13,743

Loss	(736)	(8,620)

Loss per share - basic and diluted	(0.03)	(0.36)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVENTORIES

	December 31
	2006	2005
	$ in thousands

Raw materials	1,330	1,566
Spare parts	566	1,057
Work in process	861	209
Finished products*	1,211	1,727

	3,968	4,559

* Mainly systems in trial by customers (see Note 2j).

The balance are net of write-down of $ 1,467,000 and $971,000 as of December 31, 2006 and 2005 respectively.

NOTE 5	–	OTHER LONG-TERM RECEIVABLES

	December 31
	2006	2005
	$ in thousands

Deposits on leased vehicle (see also Note 10b2))	39	46
Loan to other (1)	61	61
Future proceeds from selling the Yuravision	966	-

	1,066	107

(1)	Representing a loan to a company, convertible into 8% of this company’s share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. On July 22, 2004, the Company requested, pursuant to the loan agreement, to convert the loan to 197,217 shares of the company. To date, the conversion of the loan has not yet been executed.

NOTE 6	–	PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2006	2005
	$ in thousands

Machinery and equipment	2,660	2,335
Leasehold improvements	216	341
Office furniture and equipment	296	339
Vehicles	184	215

	3,356	3,230
Less - accumulated depreciation and amortization	2,901	2,695

	455	535

b.	Depreciation and amortization expenses totaled $ 191,000, $ 254,000, and $225,000, in the years ended December 31, 2006, 2005 and 2004, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2006	2005	2006	2005
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,828	1,803	625	240
Customer relations	1,599	1,110	357	148
Distribution network	338	338	79	45
Brand name	489	489	95	55
Backlog	414	414	414	414

	5,668	4,154	1,570	902

Amortization expenses totaled $ 669,000 $ 436,000, and $ 1,048,000, in the years ended December 31, 2006, 2005, and 2004, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2006:

$ in thousands

Year ended December 31:
2007	669
2008	669
2009	669
2010	669
2011	366

NOTE 8	–	ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 165,000, $ 291,000, and $ 255,000 in the years ended December 31, 2006, 2005, and 2004, respectively. The earnings on the amounts funded were $ 102,000, $ 54,000, and $ 80,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2006	2005
	$ in thousands

Loans from banks (1)	2,015	1,500
Other liabilities:
Loans from shareholders (2),(3)	769	396

	2,784	1,896
Less - current maturities:
From banks	2,015	-
From shareholder (2)	160	160

	2,175	160

	609	1,736

(1)	On August 2005 The Company and ScanMaster entered into an agreement with bank Mizrahi, pursuant to which both the Company and ScanMaster received in 2005 a credit line for the aggregate amount of $ 2,000,000. The credit line is secured by a first ranking floating charge on all the Company’s assets and all the assets of ScanMaster (see Note 11d).

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000.

During the reported years $ 80,000 were repaid in respect of the said loan.

For more information, see Note 18.

(3)	In February 2006, the Company issued notes to Mivtach Shamir Holdings Ltd. (“Mivtach”) for $3 million (half of which will be held in escrow until the occurrence of certain events). The notes are convertible at the option of Mivtach into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. Repayment of the notes will be in 30 equal monthly installments commencing two years after the notes issuance or on the date that Mivtach decides not to convert the notes, whichever is sooner. The Company also granted to Mivtach a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach converts the notes.

The Company allocated the proceeds received based on the respective fair values to the notes and the warrants. Consistent with provisions of EITF 98-5 and 00-27, the Company evaluated whether the notes contain a beneficial conversion feature (“BCF”) and determined that the BCF amount exceeded the amount initially allocated to notes and as a result the notes initially recorded at nil and are to be amortized over the term of notes.

As of December 31, 2006 the company recorded in its financial reports a long term loan of $ 342,000, representing the amortized discount to date.

During June 2007 the loan was converted, see Note 18.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER (cont.)

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2006	2005
	$ in thousands

2007	160	1,660
2008	107	76
2009	-	-
2010 and thereafter	342	-

	609	1,736

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 – with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $ 259,000, $ 286,000 and $ 583,000 in the years ended December 31, 2006, 2005 and 2004 respectively and are included in the statements of operations among cost of revenues.

During December 2005 the Company reached a settelment with the OCS (“office chief scientist”) according to which the OCS would withdraw its request to extend the royalties payment form 3.5% to 4.5% on part of the received grants. As a result of the settelment the Company reversed the OCS allowance by $ 822,000.

2)	The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2006 is approximately $ 948,000 (see 1) and 2) above).

3)	Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries.

The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit.

In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001; pursuant to the agreement the royalties would be paid directly to the developer, twice a year, at a rate of 0.9375%-1.5% of sales of certain products in the immediately preceding six months.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties (Cont.)

3)	(Cont.)

The royalty expenses totaled $ 20,600 and $ 46,000 in the years ended December 31, 2006 and 2005, respectively, and are included in the statements of operations in cost of revenues.

4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses in respect of royalties paid to the said supplier amounted to totaled $ 28,000 and $ 25,000 in the years ended December 31, 2006 and 2005, respectively, were included in the statements of operations in cost of revenues.

5)	As part of acquisition of Panoptes Ltd. (see Note 3c.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS’s optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. Through 31 December 2006, the Company paid royalties $ 109,000 to Ma’aragim.

b.	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2009 with extended options for another 3 years.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2006, are as follows:

$ in thousands

Year ending December 31:
2007	423
2008	435
2009	447

1,305

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 514,000, $ 540,000, and $ 240,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2007 – 2009 (with prior notice of cancellation clauses).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments (Cont.)

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2006, are as follows:

$ in thousands

2007	277
2008	247
2009	149

673

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 33,200. The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2006, 2005 and 2004, amounted to $ 299,000, $ 298,000, and $ 194,000 respectively.

c.	Guarantees

To secure the Company’s commitment under its sales agreements, the Company provided guarantees in the amounts $ 913,000 to its customers. The guarantees are usually secured by cash advances received from the said customers.

NOTE 11	–	SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.OB.

2)	In March 2001, Mr. Alon, the Company’s chairman, as from March 2001until February 2006, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company’s financial results for 2001 met certain minimum thresholds. In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter – Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not done by Altro.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

a.	Authorized, issued and outstanding shares (Cont.)

2)	(Cont.)

Through December 31, 2004, the Company received from Altro an amount of $564,000 (net of issuance costs amounting to $ 30,000) in respect of 1,500,000 shares issued to Altro.

In April 2005, the Company received $ 106,000 in respect of the completion of the transaction.

Also, pursuant to the arrangement, in 2004, the Company distributed, without consideration, warrants to purchase 4,183,950 of its ordinary shares to all of its shareholders on a pro rata basis (other than Altro, Mr. Alon and a group of investors which purchased the Company’s shares in private placements which occurred in December 2003 and January 2004 (see 3) and 4) below). Each warrant is exercisable for a period of four years following the grant date 14 May , 2004, at a price of $0.35 per share.

The fair value of the said warrants granted was $ 0.1 per warrant . The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest 1.91%, expected life – 2 years.

Through December 31, 2006, warrants to purchase 400,418 shares were exercised by one of the said shareholders.

3)	In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 1,067,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $ 0.85; the warrants are exercisable for a period of 24 months from date of issuance, which was further extended to June 30, 2006. All of the said warrant expired unexercised.

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

As part of the issuance, the Company issued 293,300 warrants to consultants and providers of financial services (245,300 warrants were issued in December 2003 and 48,000 warrants were issued in January 2004). The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. 51,500 warrants have the same terms as the warrants issued to the investors as above, and 241,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance, which was further extended to June 30, 2006. All of ?the said warrant expired unexercised.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

a.	Authorized, issued and outstanding shares (Cont.)

(3)	(Cont.)

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

All of the said warrant expired unexercised.

As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.

The said warrants are exercisable at a price of $ 0.98 per share for a period of 24 months from the date of issuance, which was further extended to June 30, 2006.

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

In May 2004, warrants to purchase 85,714 shares at an exercise price of $ 0.98 were exercised by one of the said consultants. The remaining warrants expired unexercised.

5)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

a.	Authorized, issued and outstanding shares (Cont.)

(5)	(Cont.)

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

The Company paid Cornell a commitment fee of five percent (5%) of the principal amount of the Promissory Note, and a further $ 30,000 to an affiliate of Cornell and other party. When used for the repayment of the note, proceeds received under the Standby Equity Distribution Agreement, will not be subject to the 5% commitment fee.

The Company records in its books of accounts the commitment fees over the period of the Promissory Note.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

a.	Authorized, issued and outstanding shares (Cont.)

(5)	(Cont.)

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

Through June 2006, the Company issued Cornell with 1,433,527 of its ordinary shares in an amount equal to $ 569,000.

On February 17, 2006, the Company repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of it obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to the Company, and the floating charge on its assets was removed.

6)	As to shares issued in consideration, and as contingent consideration, for the purchase of the shareholding in ScanMaster and Panoptes, see Note 3b and Note 3c, respectively.

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company.

The 1996 plans is valid for ten years and expired on February 2006, except for option awards outstanding on that date.

Under the 1996 Plan, options usually vest as follows: 50% – two years after the effective date of grant; 75% – after three years; and 100% – after four years.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans: (Cont.)

1)	The plans: (Cont.)

(b)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

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

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(d)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2006 plan, options usually vest over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employe, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

The 2006 Plan is valid for ten years and will expire on March, 2016, except for options outstanding on that date.

The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

Through December 31, 2005, options to purchase 474,848 shares were exercised. The proceeds from the exercise amounted to $ 102 thousands.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans: (Cont.)

1)	The plans: (Cont.)

(d)	(Cont.)

Through December 31, 2006, options to purchase 181,797 shares were exercised. The proceeds from the exercise amounted to $ 43 thousands.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2006		2005		2004
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	4,551,596	$0.86	4,406,138	$0.88	3,157,086	$0.72
Changes during the year:
Granted (1)	777,500	0.69	625,000	0.51	1,796,000	0.99
Exercised	(183,797)	0.21	(82,250)	0.21	(392,598)	0.22
Forfeited	(256,613)	1.21	(397,292)	0.69	(154,350)	0.56

Options outstanding at end of year	4,888,686	0.83	4,551,596	0.86	4,406,138	0.88

Options exercisable at year end	3,663,176	$0.9	3,147,401	$0.97	2,335,380	$0.94

Weighted average fair value of
options granted during the year (2)	$0.64		$0.37		$0.7

(1)	777,500 options granted in 2006 (weighted average exercise price of $0.69 and fair value of $ 0.64), 625,000 options granted in 2005 (weighted average exercise price of 0.51 and fair value of $ 0.37) and 521,000 options, granted in 2004 (weighted average exercise price of $ 0.83 and fair value of $ 0.38), were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans: (Cont.)

2)	Options granted to employees: (Cont.)

(a)	(Cont.)

(2)	The fair value of each option granted is estimated on the date of grant using the Binomial lattice model in 2006 and the Black-Scholes option-pricing model in 2005 and 2004, with the following weighted average assumptions:

	Year ended December 31
	2006	2005	2004

Dividend yield	0%	0%	0%

Expected volatility	102%	70%	133%

Risk-free interest rate	4.7%	4.84%	3.1%

Expected life - in years	6	4	3.3

Dividend yield – Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility – Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company’s price share to determine the standard deviation.

Risk free interest rate – The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans: (Cont.)

2)	Options granted to employees: (Cont.)

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2006:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Number exercisable at December 31, 2006	Weighted average remaining contractual life
$		Years		Years

3.00	44,668	0.34	44,668	0.34
1.68	110,000	2	110,000	2
1.169	523,639	3.39	523,639	3.39
0.36	272,750	4.07	272,750	4.07
0.48	295,100	5.21	295,100	5.21
0.15	20,852	5.58	20,852	5.58
1	166,027	5.58	166,027	5.58
0.2	125,453	6.64	95,203	6.64
0.85	136,500	6.9	136,500	6.9
0.68	153,197	6.9	153,197	6.9
0.83	20,000	6.96	15,000	6.96
1.25	727,500	7.24	727,500	7.24
0.75	100,000	6.91	100,000	6.91
0.75	525,000	7.57	495,000	7.57
0.8	334,000	7.78	246,834	7.78
0.78	515,000	9.16	-	-
0.4	30,000	9.25	8,572	9.25
0.28	120,000	9.97	-	-
1.2	44,000	7.95	44,000	7.95
0.7	25,000	8.98	8,334	8.98
0.5	600,000	8.98	200,000	8.98

	4,888,686	6.82	3,663,176	6.1

c.	Dividends

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

In September 2005, the Company issue 571,429 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement (see also Note 9). During November 2006, the Company’s board of directors approve to change the exercise price to $0.5.

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

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. Through to December 31, 2006, the corporate tax was 31% and it will gradually decrease from 29% in 2007 through 25% in 2010.

b)	Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 29%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter –the law)

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

The Company has four approved enterprises; the benefit periods commenced in 1994, 1995, 1997 and 2004, respectively.

The periods of benefits for the first, second and third approved enterprise expired in 2003, 2004 and 2006 respectively.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter –the law) (Cont.)

(ii)	ScanMaster Ltd.

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

(c)	Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled, and ScanMaster Ltd. and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

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

d.	Taxes on income:

1)	Income (loss) before taxes on income is composed as follows:

	2006	2005	2004
	$ in thousands

Israeli companies	(5,063)	1,588	(5,699)
Subsidiaries abroad	(294)	(821)	44

	(5,357)	767	(5,655)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

2)	Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1 above), and the actual expense:

	Year ended December 31
	2006	2005	2004
	$ in thousands

Income (Loss) before taxes on income	(5,357)	767	(5,655)

Theoretical tax benefit on the above amount	(1,661)	261	(1,979)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	1,661	(261)	1,979
Other	5	4	6

Actual tax expense	5	4	6

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

e.	Deferred Taxes

1)	The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2006, 2005, and 2004.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in b1) (a) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2006	December 31, 2005
	$ in thousands	$ in thousands

Provision for vacation pay	94	111
Accrued severance pay	14	116
Carryforward tax losses	1,362	881
Research and development costs	218	384
Less - valuation allowance	(1,688)	(1,492)

	-	-

The deferred taxes are computed at the average tax rate of 25% – 39%.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 30 million at December 31, 2006.

g.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2002. ScanMaster Ltd received final tax assessments through the tax year 2001.

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

As of December 31, 2006, the bank deposits amount to $ 688 thousands, out of which $ 576 thousands are linked to the dollar and $ 112 thousands are linked to the Euro;The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION:

		December 31
		2006	2005
		$ in thousands

a.	Accounts receivable

	1) Trade - allowance for doubtful accounts:

	Balance at beginning of year	774	1,407
	Charged to general and administrative expenses	174	-
	Write-off of uncollectible amounts	(12)	(633)

	Balance at end of year	936	774

	2) Other:

	Employees	50	44
	Prepaid expenses	181	548
	Israeli Government departments and agencies	362	324
	Advance to suppliers	-	199
	Sundry	10	32

		603	1,147

		December 31
		2006	2005
		$ in thousands

b.	Accounts payable and accruals - other:

	Employees and employee institutions	645	465
	Israeli Government departments and agencies	998	1,025
	Provision for vacation and recreation pay	592	537
	Provision for product warranty	259	243
	Liability for commissions to agents	394	794
	Customer advances	-	908
	Accrued expenses and sundry	695	698

		3,583	4,670

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

c.	Credit from banks

Composed as follows:

	% interest rate as of December 31, 2006	December 31
		2006	2005
		$ in thousands

Unlinked credit from bank	9	528	127
Short-term loans from banks:
Linked to the dollar	8	3,223	1,346
Linked to the Euro	6	962	640

		4,713	2,113

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,430,000; to secure the credit facilities, the Company registered a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14).

d.	Cost of revenues

		Year ended December 31
		2006	2005	2004
		$ in thousands

	Industrial operations:
	Materials consumed	5,636	7,178	2,167
	Payroll and related expenses	2,745	2,569	1,720
	Subcontracted work	253	135	170
	Depreciation and amortization	579	457	1,095
	Other production expenses	2,267	1,736	1,097
	Royalties (see Note 10a)	287	(490)	624
	Decrease (increase) in inventories:
	Finished products	469	(1,074)	667
	Products in process	-	1,122	500

		12,236	11,633	8,040

e.	Research and development expenses:
	Total expenses	2,707	2,193	2,616
	Less - grants and participations, see Note 10a1).	(145)	(154)	(160)

		2,562	2,039	2,456

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

f.	Financial income (expenses)

	Year ended December 31
	2006	2005	2004
	$ in thousands

Income:
Interest in respect of bank
Deposits and securities	44	46	10
Exchange differences	-	99	17
Other	9	-	-

	53	145	27

Expenses:
Interest
In respect of liability to related parties	460	22	2
In respect of credit from banks	695	170	75
In respect of credit from Cornell	-	79	222
Exchange differences	215	124	-
Other	15	187	93

	1,385	582	392

	(1,332)	(437)	(365)

NOTE 16	–	RELATED PARTIES

	2006	2005	2004
	$ in thousands

Marketing and selling	92	-	-

General and administrative	322	184	149

Financing expenses on long-term loan
granted by shareholder - see Note 9a.	29	22	2

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

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

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisition in 2004, the internal organizational structure changed; consequently, the company has two reportable segments:

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

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2006:
Revenues from unaffiliated customers	7,573	9,424	16,997
Total Consolidated revenues			16,997

Segment Operating loss	(1,742)	(1,938)	(3,680)
Unallocated corporate expenses			(340)

Operating loss			(4,020)

Segment assets	7,149	12,237	19,386
Other unallocated amounts			4

Consolidated assets at the year end			19,390

Expenditures for segment assets	1,643	60	1,703

Total depreciation and amortization	399	461	860

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2006	2005	2004
	$ in thousands

U.S.A.	4,178	6,163	2,888
Europe	7,370	4,389	4,877
Other (mainly Japan and China)	5,449	9,027	2,634

	16,997	19,579	10,399

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2006	2005
	$ in thousands

Israel	6,887	6,119
U.S.A.	27	28

	6,914	6,147

d.	Major customers

The following customers accounted or 10% for more of the Company’s sales:

	2006	2005

Customer A	-	12%

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	SUBSEQUENT EVENTS

a.	Private placement with Israeli investors

In June 2007 the Company completed the April Investment with a group of Israeli institutional investors, or the Israeli Investors, for the purchase of its 6,290,941ordinary shares for $0.315 per share, of an aggregate price of $1,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 3,145,472 of the Company’s ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. The Company has undertaken to file a registration statement covering all of its ordinary shares and ordinary shares underlying the warrants issuable under the April Investment by no later than July 31, 2007. Additionally, the Company agreed to pay the Israeli Investors a penalty in the event that they (i) fail to comply with their registration obligations as described in this paragraph; (ii) fail to respond to any comments on a registration statement by the SEC within 30-days or (iii) fail to maintain a registration statement covering the shares underlying the April Investment. The penalty will be an amount in cash equal to 1% of the product of the number of shares required to be covered by the registration statement which is the subject of the failure, multiplied by US$0.315, for each month during which the failure continues or a prorated daily amount for a period of less than a month.

b.	Agreement with Elbit

On June 21, 2007, following the approval of the board of directors and the audit committee, the Company executed an agreement with Elbit, or the Elbit Agreement, the consummation of which is subject to the approval of the shareholders. Pursuant to this agreement Elbit will (i) convert an existing loan to the Company in the amount of $470,000 (including accrued interest) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invest in the Company $250,000 in consideration for 793,651 ordinary shares at a price of $0.315 per share and will receive a 4 year warrant to purchase 396,825 ordinary shares at an exercise price of $0.45 per share.

Within the framework of the Elbit Agreement, the Company has, by way of a registration rights agreement, undertaken to file a registration statement covering all of its ordinary shares and ordinary shares underlying the warrants issued pursuant to the Elbit Agreement with the Securities and Exchange Commission by no later that July 31, 2007, or the Registration Statement.

c.	Amendment to Convertible Loan Agreement with Mivtach Shamir

In February 2006, the Company issued notes to Mivtach Shamir Holdings Ltd. (“Mivtach”) for $3 million (half of which will be held in escrow until the occurrence of certain events). The notes are convertible at the option of Mivtach into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. Repayment of the notes will be in 30 equal monthly installments commencing two years after the notes issuance or on the date that Mivtach decides not to convert the notes, whichever is sooner. The Company also granted to Mivtach a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach converts the notes. .. On June 21, 2007 the Company executed an agreement with M.S.N.D. pursuant to which, the Mivtach Agreement will be amended, subject to shareholder approval.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	SUBSEQUENT EVENTS (Cont.)

c.	Amendment to Convertible Loan Agreement with Mivtach Shamir(Cont.)

Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the notes therein, are amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full amount by no later than August 1, 2007 (a) Mivtach will be issued with 9,523,810 of the Company’s ordinary shares; and (b) Mivtach will receive a 4 year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share.

Mivtach also agreed to waive its rights under the warrants to exercise at least 3,000,000 ordinary shares, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement. Following consummation the Amendment Agreement M.S.N.D, will become a holder of more than 25% of the Company’s issued and outstanding share capital. The Company also entered into a Registration Rights Agreement with M.S.N.D., undertaking to file a registration statement covering all of the ordinary shares and ordinary shares underlying the warrants under the Amendment Agreement, which have not previously been registered, by no later than July 31, 2007.

M.S.N.D. also completed the purchase of 2,939,192 of the Company’s ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

M.S.N.D. currently holds approximately 26.2% of the Company’s issued and outstanding share capital.