Form 20-F
period 2007-12-31
ELBIT VISION SYSTEMS LTD
filed 2008-03-31
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....................

For the transition period ________________ from ____________________ to

Commission File No.

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

1 Hayasur Street, Hasharon Industrial Park, Qadima 60920, P.O.B. 5030, Israel
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

50,971,382 Ordinary Shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note–checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	SELECTED FINANCIAL DATA	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	13
	GENERAL RISKS	18

ITEM 4.	INFORMATION ON THE COMPANY	20
	HISTORY AND DEVELOPMENT OF THE COMPANY	20
	BUSINESS OVERVIEW	24
	ORGANIZATIONAL STRUCTURE	40
	PROPERTY, PLANTS AND EQUIPMENT	41

ITEM 4A.	UNRESOLVED STAFF COMMENTS	41

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
	SELECTED FINANCIAL DATA	41
	OPERATING RESULTS	46
	LIQUIDITY AND CAPITAL RESOURCES	50
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	51
	TREND INFORMATION	53
	OFF-BALANCE SHEET ARRANGEMENTS	53
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	54

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
	DIRECTORS AND SENIOR MANAGEMENT	54
	COMPENSATION	57
	BOARD OF DIRECTORS	58
	EMPLOYEES	61
	SHARE OWNERSHIP	63

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
	MAJOR SHAREHOLDERS	65
	RELATED PARTY TRANSACTIONS	68

ITEM 8.	FINANCIAL INFORMATION	70
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	SIGNIFICANT CHANGES	71

ITEM 9.	THE OFFER AND LISTING	71
	OFFER AND LISTING DETAILS	71
	MARKETS	71

ITEM 10.	ADDITIONAL INFORMATION	73
	MEMORANDUM AND ARTICLES OF ASSOCIATION	73
	MATERIAL CONTRACTS	77
	EXCHANGE CONTROLS	79
	TAXATION	79
	DOCUMENTS ON DISPLAY	90

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
	FOREIGN CURRENCY EXCHANGE	91
	INTEREST RATE RISK	92

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

        Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $1.68 million, $0.98 million, $5.9 million $6.1 million and $1.3 million in 2002, 2003, 2004, 2006 and 2007, respectively.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from March 2008. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may have to sell additional equity or debt securities or seek to obtain additional credit facilities.

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

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2004 and 2005 one of our customers accounted for 18% and 12% of our net sales, respectively. While no other customer in any area of business accounted for more than 10% of our net sales in any of 2004, 2005, 2006 and 2007 none of our customers accounted for more than 10% of our revenues, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

        We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Since the third quarter of 2006 we have not used this technology. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company – Business Overview – Intellectual Property Rights for Textile Industry”.

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

Risks Related to Our Ordinary Shares

        We may require additional financing.

        Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,844,094 of our ordinary shares at various exercise prices. 241,714 of these warrants have been exercised and the remainder have expired.

        Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which was paid in five quarterly installments beginning in 2004, the last of which was made in April 2005. Also pursuant to the Plan of Arrangement, in May 2004 we distributed to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share, or the Warrant Distribution. Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,383,711. As of March 20, 2008, 417,995 shares have been issued pursuant to such warrants, for a consideration of $146,298. (for more information, see Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders”).

        On June 21, 2007, we executed an agreement intended to amend our agreement with Mivtach Shamir, dated February 21, 2006, or the Mivtach Agreement. The new agreement, or the Amendment Agreement, which was approved by our shareholders in a meeting of our shareholders held on July 31, 2007, was executed between us and M.S.N.D. Real Estate Holdings Ltd., or M.S.N.D, a wholly owned subsidiary of Mivtach Shamir, to which Mivtach Shamir had assigned their right to receive shares from us under the Mivtach Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.‘s undertaking to convert $3,000,000 by no later than August 1, 2007, (a) M.S.N.D was issued 9,523,810 of our ordinary shares; and (b) M.S.N.D received a 4-year warrant to purchase 2,380,952 of our ordinary shares at an exercise price of $0.45 per share. M.S.N.D also agreed to waive its rights to exercise warrants into at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise warrants into no more than 1,000,000 ordinary shares issuable under the Mivtach Agreement, which warrants expired subsequently on February 21, 2008. Following the Amendment Agreement M.S.N.D has become a holder of more than 25% of our issued and outstanding share capital. We also entered into a registration rights agreement with M.S.N.D., pursuant to which we filed a Registration Statement on Form F-1 on July 31, 2007, covering all the ordinary shares and ordinary shares underlying the warrants issuable to M.S.N.D pursuant to the Amendment. For more information, see Item 4, “Information on the Company – Recent Developments.”

        In addition, on June 21, 2007, following the approval of our audit committee and board of directors, we executed with Elbit Ltd., or Elbit, an agreement, or the Elbit Agreement. This agreement was approved by our shareholders in a meeting of our shareholders held on July 31, 2007. Pursuant to the Elbit Agreement, Elbit (i) converted an existing loan to us in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 of our ordinary shares, at a price of $0.315 per share; and (ii) invested in us $250,000 in consideration for 793,651 of our ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of our ordinary shares at an exercise price of $0.45 per share. Within the framework of the Elbit Agreement, we have entered into a registration rights agreement, pursuant to which we filed a Registration Statement on Form F-1 on July 31, 2007, covering all of the ordinary shares and ordinary shares underlying the warrants issued pursuant to the Elbit Agreement. For more information, see Item 4, “Information on the Company – Recent Developments.”

        Additionally, in April 2007 we executed a share purchase agreement, or the April Investment, which was consummated with a series of Israeli institutional investors over the period of April to July 2007, for the purchase of 9,465,544 of our ordinary shares for $0.315 per share, or an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,772 of our ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years, 163,178 of which were exercised during 2008. On July 31, 2007, we filed a Registration Statement on Form F-1, covering all of the ordinary shares and ordinary shares underlying the warrants issuable to the institutional investors pursuant to the April Investment. For more information, see Item 4, “Information on the Company – Recent Developments.”

        Additionally, in August 2005 and February 2006, we and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi Tefahot Bank Ltd., or Mizrahi, which terminated on June 30, 2007. The credit line was secured by a first ranking floating charge on all our assets and all the assets of ScanMaster. We also granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share, which was later reduced by our board to $0.50 per share. This warrant is exercisable until September 8, 2009. We and ScanMaster also received a credit line from Bank Leumi for the aggregate amount of $2,500,000. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster. For more information, see Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from March 2008. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited.

        The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of March 15, 2008, 50,980,430 of our shares were outstanding. In addition, 3,765,955 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution, which shares underlying the warrants are currently included in our outstanding registration statement.

        Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until May 14, 2008. In addition, in 2005, we issued David Gal, our current CEO and chairman of the board, options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options vested on December 31, 2006, since which time 2.8% of the total shares subject to the option are vesting on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested. In addition, 4,540,352 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000, 2003 and 2006 employee option plans, with varying exercise prices, ranging between $0.15 per share and $1.68 per ordinary share.

        Additionally, pursuant to the Amendment Agreement, 2,380,952 of our ordinary shares are issuable to M.S.N.D. upon the exercise of a warrant, with an exercise price of $0.45 per share, exercisable for a period of 4 years. We have filed a Registration Statement on Form F-1 on July 31, 2007, covering all of these ordinary shares and ordinary shares underlying the warrants, which have not already been registered.

        In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 4,044,834 are currently held in escrow and are eligible for release. 2,939,192 of these shares were sold to M.S.N.D., as part of an agreement between some of ScanMaster’s former shareholders and Mivtach Shamir. In addition, 800,000 ordinary shares have been issued to Ma’aragim Enterprises Ltd, or Ma’aragim, in connection with the acquisition of Panoptes, and we granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share, which our board consented to reduce to $0.5 per share, in November 2006. Assuming the full exercise of the warrant, M.S.N.D. will hold approximately 25.3% of our share capital. Furthermore, under the Elbit Agreement, we also granted warrants to purchase 396,825 of our ordinary shares. We have filed a Registration Statement on Form F-1 on July 31, 2007, covering all of these ordinary shares and ordinary shares underlying the warrants issued or issuable to Elbit, that are not currently registered. Additionally, under the April Investment 4,732,772 of our ordinary shares are issuable to Israeli Investors upon the exercise of warrants, and we have filed a Registration Statement on Form F-1 on July 31, 2007, covering all of the ordinary shares underlying these warrants.

        Consequently, the following securities are registered for re-sale:

(a)	5,099,911 ordinary shares issued under 2004 Private Placement Investments;

(b)	3,765,955 ordinary shares underlying Warrant Distribution;

(c)	7,050,869 ordinary shares issuable to employees under 1996, 2000, 2003 and 2006 employee option plans;

(d)	35,000 ordinary shares issuable to former CEO upon exercise of a warrant;

(e)	4,475,021 ordinary shares for ScanMaster’s former shareholders;

(f)	9,523,810 ordinary shares issued upon the conversion of a convertible loan, as amended by Amendment Agreement, and 2,380,952 shares to be issued to M.S.N.D. upon exercise of the warrant pursuant to the Amendment Agreement (for more information, see Item 4, “Information on the Company – Recent Developments”);

(g)	2,647,643 ordinary shares held by Elbit (for more information, see Item 4, “Information on the Company – Recent Developments”);

(h)	2,285,714 ordinary shares issued under the Elbit Agreement, and 396,825 shares to be issued to Elbit upon exercise of its warrant (for more information, see Item 4, “Information on the Company – Recent Developments”);

(i)	9,465,544 ordinary shares issued under the April Investment as well as 4,732,772 shares to be issued upon exercise of the warrants issued to Israeli institutional investors. Pursuant to our undertaking to file a registration statement covering an aggregate of at least 7,260,000 of these ordinary shares and ordinary shares underlying the warrants, we filed a Registration Statement on Form F-1 on July 31, 2007 (for more information, see Item 4, “Information on the Company – Recent Developments”);

(j)	571,429 ordinary shares to be issued to Mizrahi upon exercise of its warrant; and

(k)	800,000 ordinary shares for Ma’aragim.

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

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in February 2008 was 27,245 shares. The high and low bid price of our ordinary shares for the last two years has been $0.22 and $0.75, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

        From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 have created additional regional unrest and uncertainty. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

        Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We have recently commenced utilizing foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects – Operating Results – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange and Interest Rate Risk”.

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

A. History and Development of the Company

We have historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

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

On September 8, 2004, we completed the acquisition of ScanMaster, a company that develops, manufactures and markets automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe, plate and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and has an installed base of more than five hundred field-proven systems and instruments, including equipment for such inspection applications as:

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

        In June 2004, we also purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision, which was later amended on January 28, 2008. For more information see Item 10, “Additional Information – Material Contracts”.

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

Recent Developments

        Since January 1, 2007, the following important events have occurred to us:

Amendment to Convertible Loan Agreement with Mivtach Shamir

        On February 21, 2006, we consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir provided us with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of our ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to our completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. We also granted Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach Shamir assigned their right to receive shares from us, under the convertible loan and warrant, to M.S.N.D. On June 21, 2007 we executed an agreement with M.S.N.D., which was approved by our shareholders in a meeting of our shareholders held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full loan amount by no later than August 1, 2007 (a) Mivtach Shamir will be issued with 9,523,810 of our ordinary shares; and (b) Mivtach Shamir will receive a 4-year warrant to purchase 2,380,952 of our ordinary shares at an exercise price of $0.45 per share. Mivtach Shamir also agreed to waive its rights to exercise warrants into at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise warrants into no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired subsequently on February 21, 2008. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of our issued and outstanding share capital. We also entered into a Registration Rights Agreement with M.S.N.D., pursuant to which we filed a Registration Statement on Form F-1 on July 31, 2007, covering all of the ordinary shares and ordinary shares underlying the warrants under the Amendment Agreement, which had not previously been registered.

        M.S.N.D. also completed the purchase of 2,939,192 of our ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

Agreement with Elbit

        On June 21, 2007, following the approval of our board of directors and our audit committee, we executed an agreement with Elbit, or the Elbit Agreement. This agreement was approved by our shareholders in a meeting of our shareholders held on July 31, 2007. Pursuant to this agreement Elbit (i) converted an existing loan to us in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 of our ordinary shares, at a price of $0.315 per share; and (ii) invested in us $250,000 in consideration for 793,651 of our ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of our ordinary shares at an exercise price of $0.45 per share. At consummation we paid all interest accrued on the loan between April 1, 2007 and the closing date.

        Within the framework of the Elbit Agreement, pursuant to a registration rights agreement, or the Elbit Registration Rights Agreement, we undertook to file a Registration Statement covering all of the ordinary shares and ordinary shares underlying the warrants issued pursuant to the Elbit Agreement with the Securities and Exchange Commission by no later that July 31, 2007. We filed a Registration Statement on Form F-1 on July 31, 2007, covering all such ordinary shares and ordinary shares underlying Elbit’s warrants.

Amendment to Registration Rights Agreement with Elbit

        Following the Elbit Agreement, on January 1, 2007, we executed an amendment, or the Amendment, to the Elbit Registration Rights Agreement, which was approved by our shareholders on November 20, 2006, pursuant to which we agreed to register 2,647,643 of our ordinary shares beneficially owned by Elbit prior to the Elbit Registration Rights Agreement, or the Original Elbit Shares, by no later than September 30, 2007. Pursuant to the Amendment, we filed a Registration Statement on Form F-1 covering the Original Elbit Shares on July 31, 2007.

Private Placement with Israeli Investors

        In July 2007 we completed the April Investment with a group of Israeli institutional investors, or the Israeli Investors, for the purchase of 9,465,544 of our ordinary shares for $0.315 per share, or an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of our ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. We filed a Registration Statement on Form F-1 covering all of the ordinary shares and ordinary shares underlying the warrants issuable under the April Investment on July 31, 2007.

Appointment of Director

        On September 24, 2007, Mr. Victor Josebachvili was elected director by our board of directors, following the retirement of Mr. Menashe Shohat. His term was extended by our shareholders on December 11, 2007 until our next annual general meeting.

Appointment of External Director and Option Grant

        In March 2007, the statutory 3-year term of Mr. Zahi Dekel as an external director ended and at the meeting of our shareholders on April 19, 2007, the shareholders approved the appointment of Mr. David Schwartz as our new external director. The shareholders also approved the grant of 30,000 options to each of Mr. David Schwartz and Mr. Yuval Berman (who was then serving as an external director), at an exercise price which shall be equal to the fair market value of the Company’s ordinary shares on the date of grant.

        In August 2007, the statutory 3-year term of Mr. Yuval Berman as an external director ended and at the meeting of our shareholders on December 11, 2007, the shareholders approved the appointment of Mr. Amos Uzani as our new external director. The shareholders also approved the grant of 30,000 options to Mr. Amos Uzani, at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant.

Appointment of Chief Executive Officer

        At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. David Gal as our Chief Executive Officer, in addition to his service as Chairman of our Board of Directors. Due to his additional responsibilities as Chief Executive Officer, following approval by our audit committee and board of directors, our shareholders approved on July 31, 2007, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus Value Added Tax to be payable from January 1, 2007.

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

Our executive offices are located at 1 Haofe Street, Hasharon Industrial Park, Qadima, P.O.B. 5030, 60920, Israel, and our telephone number is 972-9-8661600 and fax number 972-9-8661700. Our Web site is www.evs-sm.com. Information on our web site is not incorporated by reference in this annual report.

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

ScanMaster Ltd. has made more than 650 equipment installations in 26 countries, for a total 14-year sales volume exceeding $87 million. Typical uses of ScanMaster equipment include the imaging and assessment of defects in forged discs used in jet engines, detection of flaws in welded pipe, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

The annual NDT world market for ultra-sonic testing, or UT, equipment is of the order of $580 million in size. The market is divided among North and South America, Europe, and the rest of the world, with each of the three sectors commanding approximately one-third of world sales. Product-wise, the UT market is divided as follows: Consumables, which in the main are transducers and accessories with annual sales of the order of $80 million;

—	Gauges and small portable instruments with estimated annual sales in the range of $200 million; and
—	Full-size instruments, retrofit upgrades of older installed systems and new turn-key inspection systems, altogether comprising an annual turnover of $300 million.

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

—	LS200-X – The LS-200X, LS-200, immersion ultrasonic inspection system is a rugged, reliable system for multi shift operation in an industrial environment. The average net transfer price is $220,000.
—	LS-200 and LS 200b series are immersion ultrasonic inspection systems are rugged, reliable systems for multi shift operation in an industrial environment. The average net transfer price is $400,000.
—	DS-200i- The DS-200i immersion ultrasonic inspection system is designed for the scanning of oversize parts. It is a rugged, reliable system for multi shift operation in an industrial environment. The high accuracy scanning mechanics have exceptional resolution and repeatability on all the linear and angular axes allowing for scanning of complex parts. The average net transfer price is $600,000.
—	LS-500 The LS-500 immersion ultrasonic inspection system is a modular design allowing for stretching of the tank and scanner to fit the application. The average net transfer price is $170,000.
—	DS-200sThe DS-200s Series of ultrasonic squirter systems complements the DS-200 Series of immersion scanners with the high-end capacity required for non-immersion inspection of large-scale parts manufactured from composite materials. Rugged gantry-mounted bridge with dual search tubes provide high-speed inspection within tight tolerance limits for accuracy, repeatability and resolution. Water squirter inspection in operator-selected pulse-echo (P-E) or thru-transmission (T-T) modes. Optional simultaneous P-E and T-T scanning. The average net transfer price is $700,000.
—	LFS – 300 Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production. Highly functional and rugged mechanics including a unique servo-driven part rotating platform which allows for chucking parts vertically and accessibility to all surfaces. A selection of special purpose design manipulators mounted on robotic arm can accommodate a high number of transducers allowing enhanced inspection coverage and shorter inspection time. Specially designed transducers are supplied with the systems including: T-R probes with excellent near-surface resolution, high-sensitivity straight and angled longitudinal wave probes and shear wave probes with superior penetration and resolution. The systems are completely integrated and include highly reliable low noise motion control, multi-channel ultrasonic instrumentation and sophisticated motion and data collection software. The average net transfer price is $500,000.
—	FlexiTrack II- Portable dual-axis scanners intended for ultrasonic imaging of materials and components. The average net transfer price is $90,000.

Pipe and plate Inspection

—	AS 200e High-speed, automated multi-channel ultrasonic testing machines for detection, classification and documentation of defects in electrical resistance welded pipes (ERW). The average net transfer price is $350,000.

—	AS 200s High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in submerged-arc welded pipes (SAW). The average net transfer price is $450,000.
—	AS 200p High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel plates and bars. The average net transfer price is $2,000,000.

Product Inspection Systems

—	AS 280 High-speed, precision inspection machines for detection, evaluation and documentation of flaws in large, thick-walled tubulars. The average net transfer price is $700,000.

Train Inspection Systems

—	AS 220w Designed for in-service, production line or refurbishment shop type inspections. Fully integrated inspection system. Includes multi-channel ultrasonics, multi axes inspection robot, high load capacity mechanics with multiple transducer heads & advanced software. The average net transfer price is $500,000.
—	AS 220a Fully-computerized automated ultrasonic inspection systems for refurbishment shop of train wheel axles. The average net transfer price is $500,000.
—	SFB-100High-Speed Rail Inspection System. A fully integrated ultrasonic inspection car fitted with complete mechanical hardware such as transducer sled and a sophisticated couplant provision system. The system includes high volume digital data acquisition, imaging, process and evaluation. Powerful software features include prediction of the inspected part’s degradation and defect propagation, generation of custom & standard reporting and analysis. The average net transfer price is $1,500,000.
—	SFB-50 A Train Rail Inspection System, mounted on a multi purposed car (Hi-Rail) or towed by a service car. Ultrasonic inspection intended for detection, imaging and evaluation of flaws. The average net transfer price is $400,000.
—	SRI- 10 Single rail ultrasonic inspector for manual inspection and verification of detected flaws. The average net transfer price is $80,000.

Software

—	CSI SoftwareC-scan Imaging software designed in collaboration with the major engine manufactures. The average net transfer price is $20,000.
—	AS-200 The AS-200 software is designed to serve the quality assurance requirements of the heavy industry manufacturer. The average net transfer price is $12,500.

b.	Sales and Markets

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

To date, ScanMaster Ltd. has made more than 650 installations in 26 countries. Each territory is covered by a professional representative, who is responsible for pre-sale activity through to warranty service. In addition, the Company conducts its North American operations by way of a fully owned subsidiary.

There is no real seasonality for ScanMaster’s products, though sales usually increase in the second half of the year as organizations hurry to use their entire allocated budget.

Over the past year, the concentration of ScanMaster’s sales have been to Europe, such that it’s sales breakdown is approximately 21% North America, 43% Europe and 36% to the Far East.

c.	Manufacturing

ScanMaster’s facilities are located in Qadima, together with our facilities. Together we currently lease 3180 m². ScanMaster’s systems are manufactured by subcontractors. The final assembly, integration and quality control are conducted by ScanMaster. In addition, ScanMaster performs logistics and purchasing activities. Every system is assembled at ScanMaster, software installed and configured and the specific application is tested. ScanMaster’s manufacturing facilities are in compliance with ISO-9002 standards.

d.	Competition

The two leading companies in the UT market are General Electric Inspection Technologies of the United States which includes Krautkramer and Olympus of Japan which includes RD/Tech, Panametrics and Stavely with total annual sales of UT equipment of approximately $100 million.

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

ScanMaster has registered 1 patent in Israel with respect to certain technology incorporated in the Ultrasound inspection methodology.

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

Models
IQ-TEX systems are currently available in two basic models: IQ-TEX (available in the IQ-TEX 2000 and IQ-TEX Lite models) and I-TEX (available in I-TEX 2000D and I-TEX Lite models). Both models include improved capabilities for the detection of defects, as well as additional innovative technologies for system styles tuning and defects sorting. The 2 models cover a full range of applications.

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

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the IQ-TEX 100 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system ranges between $100,000 and $150,000, depending on the configuration.

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

Sales by Principal Markets and Activities

In 2004, approximately 27.8% of our consolidated sales were in the United States, approximately 46.9% were in Europe, and approximately 25.3% were in the Far East. In 2005, approximately 31.48% of our sales were in the United States, approximately 21.2% were in Europe, and approximately 46.1% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 29% of our sales were in the United States, approximately 35% were in Europe, and approximately 36% were in the Far East. One customer accounted for 18%, 12% and 15%in each of the years, 2004, and 2005 and 2007 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2004, 2005, 2006 or 2007. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

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

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Financial Information – Litigation” below contains a description of a past patent infringement claim.

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

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel. See Item 10, “Additional Information – Taxation – Effective Corporate Tax Rate”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

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

D. Property, Plants and Equipment

Our facilities, together with ScanMaster Ltd.‘s facilities, are located at 1 Haofe Street, Hasharon Industrial Park, Qadima, P.O.B. 5030, Israel. We do not own any real property. Together we lease approximately 9,449 square feet at our facilities in Israel, at an annual rent of approximately $300,000. Our lease expires in November 2009. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $31,000. This lease expires in October 2008.

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

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data as of and for the years ended December 31, 2004 and December 31, 2003, before the effects of adjustments to retrospectively reflect the discontinued operation (described in financial statements for year ended December 31, 2007 (see note 3a)), is derived from our audited financial statements, which have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCooper, independent public accountants, and which are included elsewhere in this report. The selected financial data for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

	2007*	2006*	2005*	2004*	2003
(in U.S. thousand Dollars )

Statement of Operations Data:
Net sales	21,863	16,977	19,579	10,399	6,328
Cost of sales	11,308	12,236	11,633	8,040	3,748
Gross profit (loss)	10,555	4,761	7,946	2,359	2,580
Research and development expenses, net	3,313	2,562	2,039	2,456	1,431
Marketing and selling expenses, net	4,885	4,149	3,583	3,491	1,598
General and administrative expenses	1,338	1,870	1,127	1,817	637
Reorganization expenses	-	200	-	-	-
Total operating expenses	9,536	8,781	6,749	7,764	3,666
Operating profit (loss)	1,019	(4,020)	1,197	(5,405)	(1,086)
Other income	(1,277)	(5)	7	115	47
Financing income (expenses), net	(1,081)	(1,332)	(437)	(365)	60
Profit (loss) before taxes	(1,339)	(5,357)	767	(5,655)	(979)
Taxes on income	3	5	4	6	3
Income (loss) from continuing operations	(1,342)	(5,362)	763	(5,661)	-
Loss from operations of discontinued component	-	(180)	(152)	(244)	-
Net loss of disposal of discontinued operation	-	(551)	-	-	-
Net loss	(1,342)	(6,093)	611	(5,905)	(982)
Basic earnings (loss) per share from continuing
operations(1)	(0.034)	(0.186)	0.029	(0.307)	-
Diluted earnings (loss) per share from
continuing operations(1)	(0.034)	(0.186)	0.026	(0.307)	-
Basic earnings (loss) per share from
discontinued operations(1)	-	(0.026)	(0.006)	(0.013)	-
Diluted earnings (loss) per share from
discontinued operations(1)	-	(0.026)	(0.005)	(0.013)	-
Basic earnings (loss) per share(1)	(0.034)	(0.212)	0.023	(0.32)	(0.10)
Diluted earnings (loss) per share(1)	(0.034)	(0.212)	0.021	(0.32)	(0.10)
Weighted average number of shares
outstanding-Basic (1)	39,393	28,778	26,500	18,724	10,175
Weighted average number of shares
outstanding-Diluted (1)	39,393	28,778	28,421	18,724	10,175

	2007	2006	2005	2004	2003

Balance Sheet Data:
Working capital	1,296	(6,073)	21	(2,650)	2,507
Total assets	23,506	19,390	22,064	19,453	8,241
xxx
Total liabilities	15,906	18,389	17,965	17,307	5,865
Accumulated deficit		(29,936)	(23,843)	(24,454)	(18,549)
Shareholders' equity		1,001	4,099	2,146	2,376

(1)     Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

*    The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3(a) to our financial statements for the year ending December 31, 2007, contained elsewhere in this report.

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

The agreements with the clients do not include the right of the clients to a refund in the event that the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is scheduled to coincide with receiving the signed ATP.

ScanMaster recognizes revenues from contracts to sell systems that require significant customization, integration and installation or contracts that include services considered essential to the functionality of the system, based on the American Institute for of Certified Public Accountant’s Statement of Position 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, or SOP 81-1. Under the SOP revenues are calculated, as the project progresses, according to the percentage of the contract for the purchase of such system that has been completed, taking into account the proportion of the actual labor costs incurred to the total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made when such losses are first determined, in the amount of the estimated loss of the entire contract.

When the services are not considered essential, revenue are allocated using provisions prescribed in EITF 00-21 Revenue Arrangements with Multiple Deliverables to each deliverable. Revenues allocated to professional services are recognized as the services are performed.

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

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2007*	2006*	2005*

Net sales	100.0	100.0	100.0
Cost of sales	51.7	72	59.4
Gross profit	48.3	28	40.6

Research and development expenses, net	15.2	15.1	10.4
Marketing and selling expenses, net	22.3	24.4	18.3
General and administrative expenses	6.1	11	5.8
Reorganization expenses	-	1.1	-
Total operating expenses	43.6	51.7	34.5
Operating income (loss)	4.7	(23.7)	6.1
Other expenses	(5.8)	(0.03)	0.04
Financing expenses, net	(4.9)	(7.8)	(2.2)
Income (loss) before taxes	(6.1)	(31.5)	3.9
Income taxes	0.01	0.03	0.02
Discontinued operation	-	(4.3)	(0.8)
Net Income (loss)	(6.1)	(35.8)	3.1

*     The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2007, contained elsewhere in this report.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Sales
Sales in 2007 increased by approximately 28.6% to $21.9 million compared with sales of $17 million in 2006. This increase was primarily attributable to the growth in the aerospace industry and the changes we made in our sales and marketing department during our recent internal reorganization.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 51.7% in 2007 compared with 72% in 2006. The decrease in cost of revenues in 2007 was mainly due to cost reduction and efficiency measures taken as a result of the consolidation of our two production sites in Israel and the increase in our sales compared to 2006.

Gross Profit

In 2007 our gross profit was $10.5 million as compared to $4.7 million in 2006. Gross profit as a percentage of net sales was 48.3% in 2007 as compared to 28% in 2006. The increase in our gross profit in 2007 was mainly due to a onetime loss we incurred during 2006 related to the Indian Project; for more information see Item 4 “Information on the Company – Recent Developments – Legal Claim in India” We also increased our gross profit by combining our two production sites in Israel.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $3.454 million in 2007 from $2.707 million in 2006, and were offset by Israeli government grants of $0.141 million in 2007 and $0.145 million in 2006. Net research and development expenses in 2007 were $3.31 million compared with $2.56 million in 2006. The increase in the gross research and development expenses was mainly due to our efforts to penetrate new markets by adjusting our technology to market demand. For more information, see Item 3, “Key Information – Risk Factors – General Risks”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $4.89 million in 2007, compared to $4.15 million in 2006. The increase in the marketing and sales expenses was primarily due to an increase in sales commissions following the growth in our sales as compared to 2006.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 6.1% in 2007 from 11% in 2006. General and administrative expenses in 2007 were $1.34 million, compared to $1.87 million in 2006. The decrease in expenses in 2007 was primarily attributable to combining our two sites in Israel.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks and from two of our major shareholders Elbit and Mivtach Samir. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2007 were $1.08 million, compared to $1.33 million in 2006. During 2006 and 2007, we financed our operations using a credit line facility provided to us by our bank. The decrease in financial expenses was primarily due to the improvement in our business results, funds raised during 2007 in private placements and capitalization of certain our loans from shareholders.

Profit/Loss
In 2007 we recorded net loss of $1.3 million, as compared to a $6.1 in 2006. This was primarily due to a one time loss during 2006 with regard to the Indian railway project and the increase in our sales in 2007 compared to 2006. We also completed our reorganization plan during 2007 which improved our profitability.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Sales
Sales in 2006 decreased by approximately 13% to $17 million compared with sales of $19.58 million in 2005. This decrease was primarily attributable to loss of the Indian Project in 2006.

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

Gross Profit

In 2006 our gross profit was $4.7 million as compared to $7.9 million in 2005. Gross profit as a percentage of net sales was 28% in 2006 as compared to 41.2% in 2005. The decrease in our gross profit in 2006 was mainly due to the loss of the Indian Project and the one time inventory write off.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $2.707 million in 2006 from $2.193 million in 2005, and were offset by Israeli government grants of $0.145 million in 2006 and $0.154 million in 2005. Net research and development expenses in 2006 were $2.56 million compared with $2.04 million in 2005. The increase in the gross research and development expenses was mainly due to the efforts in integrating the new Panoptes Technology in our vision products. For more information, see Item 10, “Additional Information – Material Contracts”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $4.15 million in 2006, compared to $3.58 million in 2005. The increase in the marketing and sales expenses was primarily due to efforts we made in increasing our market share and penetration of new markets with our new Panoptes Technology.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 11% in 2006 from 5.7% in 2005. General and administrative expenses in 2006 were $1.87 million, compared to $1.13 million in 2005. The increase in expenses in 2006 was primarily attributable to the recruiting of new management.

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

II. Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information – Risk Factors – General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange and Interest Rate Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.342 to the Dollar to a low of NIS 3.83 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

September 2007	4.137	4.013
October 2007	4.047	3.966
November 2007	3.969	3.83
December 2007	4.008	3.841
January 2008	3.861	6.625
February 2008	3.655	3.578

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2003 - December 31, 2003	4.5124 NIS/$1
January 1, 2004 - December 31, 2004	4.4833 NIS/$1
January 1, 2005 - December 31, 2005	4.5026 NIS/$1
January 1, 2006 - December 31, 2006	4.442 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1

During 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. In 2004, the rate of inflation of approximately 1.21% and the Dollar devalued against the NIS by approximately 1.61%. In 2005, the rate of inflation was approximately 2.39% and the rate of revaluation was 5.67%. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. In 2007, the rate of inflation of approximately 3.4% and the Dollar devalued against the NIS by approximately 8.97%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2007, but they did not materially affect our results of operations in such periods.

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

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2007, we had positive working capital of $1.296 million.

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

Investments

Our cash and cash equivalents increased to $2.2 million at the end of 2007 compared to $1 million recorded at the end of 2006. Short term restricted deposits decreased to $0.5 million at the end of 2007 compared to $0.7 million recorded at the end of 2006. The changes were mainly due to the private placement investments made during 2007. Some of our sales agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 60% of the guarantee amount. During 2007 we had negative cash flow from operational activity of $3 million, the negative cash flow was mainly due to payments we made in 2007 instead of 2006 due to the onetime loss of the Indian railway project in October 2006.

Our inventories increased from $4 million as of December 31, 2006 to $5.3 million as of December 31, 2007, reflecting our growth in business and increase in revenues in 2007 compared to 2006. Inventories as a percentage of revenues as of December 31, 2007, increased to 24.2% compared with 23.3% as of December 31, 2006.

The discussions regarding the Convertible Loan Agreement with Mivtach Shamir and the Amendment Agreement, the April Investment, the Indian Project and the Elbit Agreement are hereby incorporated by reference to Item 4, “Information on the Company – Recent Developments”. The discussion on the April Investment is hereby incorporated by reference also to Item 10 “Additional Information – Material Contracts”.

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

Our prepress inspection product is based on the proprietary technology of AOI Technology which the Company has developed over the past two years, and is enhanced with features developed at the request of the manufacturer to meet the needs of the prepress industry.

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

As of March 2008, our research and development staff consisted of 33 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics and ultrasonic development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. Our research and development staff for the web industry consisted of 10 full time employees, and our research and development staff for the ultrasonic industry consisted 23 full time employees. In 2005 our gross research and development expenditures for the web industry were approximately $2.3 million, in 2006 they were $1.6 million and in 2007 they were $1.5 million. These expenditures were partially offset by grants by the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $171,000, $145,000 and $141,000 in each of 2005, 2006, and 2007, respectively.

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

(in thousands)	2007	2006	2005

Research and development expenses, net	$3,313	$2,562	$2,039

OCS grants	$141	$145	$154
Gross research and development expenditures	$3,454	$2,707	$2,193

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

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2007, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	485	485	___	___	___
Operating Building Lease Obligations	1,012	___	1,012	___	___
Total commercial commitments	1,497	485	1,012	___	___

G. Safe Harbor. Not applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of March 15, 2008, our directors, senior managers and key employees were as follows:

Name	Age	Position

David Gal*	51	Chairman of the Board and Chief Executive Officer
Ofer Sela*	38	Vice President of research & development
Yaron Menashe*	32	Vice president, Chief Financial Officer and Secretary
Benjamin Mano*	62	Vice President of Sales & Marketing
Hillel Avni*	69	Vice President of Electronic Inspection Division
Silviu Rabinovich	63	Vice President os UT Sales and Marketing
Arie Shilan	47	VP Operations
Amos Uzani*	41	External Director
David Schwartz *	58	External Director
Nir Alon	44	Director
Linda Harnevo*	52	Director
Victor Josebachvili	52	Director

* Beneficially owns less than 1% of our outstanding ordinary shares.

David Gal was appointed as chairman of the board of directors on March 2, 2006, and as our chief executive officer on November 20, 2006. He served as chairman of the board of directors of Odin Medical Technologies Ltd. since 2005, and from 2001 through 2004 served as its president and chief executive officer. Between 2002 and 2004 Mr. Gal served as the active chairman of the board of directors of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the president and chief executive officer of Wizcom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the chief executive officer of Orbotech Inc., headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance – Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business, and an M.B.A. from the Hebrew University of Jerusalem.

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

Yaron Menashe has served as our chief financial officer since December 2006. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor’s degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

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

Silviu Rabinovich was one of the major shareholders of ScanMaster prior to it being acquired by our company and served on our Board of Directors until February 2006. Mr. Rabinovich has spent over fifteen years with ScanMaster, serving as ScanMaster’s VP of Sales and Marketing and Chief Technology Officer. Mr. Rabinovich holds an M.A. in digital signal processing from Tel Aviv University.

Arie Shilan has served as our VP, Operations since November 2007. From 1998 until 2007, Mr. Shilan was employed by Transtech Control Ltd., an affiliate of Formula Vision, in various management positions, including most recently as its VP, Operations. Prior to Transtech, Mr. Shilan worked at various major Israeli corporations, including Comverse (OTC: CMVT.PK) and Scitex Vision Ltd. (a subsidiary of Hewlett-Packard Company). Mr. Shilan holds a B.Sc in Electronic Engineering and an M.B.A. in business administration from Tel Aviv University, Israel.

Amos Uzani served as an attorney at the Haifa’s District Attorney’s Office from 1981-1983. From 1983 and until 1989 he practiced as an attorney. From 1989-1992 Mr. Uzani served as Internal Controller (VP) and from 1992-1996 as VP of Human Resources, both at the Israel Ports and Railways Authority. From 1996 and until December 2001 Mr. Uzani served as CEO of Israel Railways Corporation and as Vice President of the Israel Ports and Railways Authority. Between 2002 and 2004 Mr. Uzani served as CEO of IRS Corporation, a company wholly owned at the time by Mr. Uzani, specializing in handling projects and initiatives in the fields of transportation infrastructure and railway equipment. As of 2005, Mr. Uzani is acting President of Haifa Port. From 1986 Mr. Uzani served as director for the Industrial Buildings Corporation, until its privatization in 1992. From 2006, Mr. Uzani has been serving as an external director for Emilia Group (TASE: EMDV), a company publicly traded on the Tel Aviv Stock Exchange. Mr. Uzani holds a law degree from Bar-Ilan University (Israel), an Executive M.B.A. from Tel-Aviv University (Israel) and is a member of the Israeli BAR.

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

Victor Josebachvili was elected director by our board of directors on September 24, 2007, following the retirement of Mr. Menashe Shohat. Mr. Josebachvili is the founder and Managing Partner of Harbor Hills Partners, LLC (“HHP”), a financial advisory boutique firm and has been advising major US and European multinationals for the last 18 years. Prior to founding HHP Mr. Josebachvili was a Managing Director in JP Morgan’s Global M&A Group. Before joining JP Morgan Chase Mr. Josebachvili held similar positions at Bankers Trust and Citibank. Mr. Josebachvili has a B.Sc. (Cum Laude) degree in industrial engineering from the Technion (Israel Institute of Technology) (1981) and an MBA from Columbia University Graduate School of Business.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Messrs. David Schwartz and Amos Uzani are our external directors who were elected to serve for terms of three years commencing April 2007 and December 2007, respectively. In September 2007 Mr. Victor Josebachvili replaced Mr. Menashe Shohat as director.

B. Compensation

During 2007, we paid to all our directors and officers a total of $1.017 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Our audit committee, board of directors and shareholders approved the following compensation for our director Ms. Linda Harnevo, in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $5,523), (ii) payment of NIS 1,220 (approximately $348) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $209) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, (v) linking the above amounts to the Israeli Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from April 1, 2006, and (vi) options to purchase 30,000 ordinary shares of the Company exercisable at a price per share of $0.4, vesting quarterly, with the following vesting schedule: 4,286 ordinary shares vested on September 30, 2006, and 4,286 are vesting at the end of each fiscal quarter thereafter until March 31, 2008, when all options will be fully vested.

Following the approval of our audit committee and board of directors, on March 24 2008, our shareholders approved: (A) the following revised terms of compensation for Ms. Harveno: (i) an annual fee of NIS 26,250 (approximately $7,721) + VAT; (ii) payment of NIS 1,360 (approximately $400) + VAT per meeting in which she participates in person; (iii) payment of NIS 816 (approximately $240) + VAT per meeting in which she attends other than in person; (iv) payment of NIS 680 (approximately $200) + VAT per written resolution executed; and (v) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company; and (B) the following terms of compensation for our director, Mr. Victor Josebachvili: (i) an annual fee of NIS 26,250 (approximately $7,721) + VAT; (ii) payment of NIS 1,360 (approximately $400) + VAT per meeting in which he participates in person; (iii) payment of NIS 816 (approximately $240) + VAT per meeting in which he attends other than in person; (iv) payment of NIS 680 (approximately $200) + VAT per written resolution executed; (v) reimbursement of out of pocket expenses incurred in connection with the performance of his services as a director of the Company; (vi) reimbursement for a business class return flight to Israel, for flights taken specifically for the attendance of each of 2 meetings of the Board or other Company business related to service as director and if the Company requires attendance of Mr. Josebachvili in Israel for other meetings or special services, it shall fund such attendance, subject to approval by the chairman of the Board; (vii) reimbursement for up to 2 nights of hotel accommodation per working day, in connection with trips taken to Israel specifically for attendance of meetings of the Board or other Company business related to service as director; and (viii) options to purchase 30,000 ordinary shares of the Company par value NIS 1 at an exercise price of $0.32. 12.5% of the options shall vest immediately upon grant, 12.5% will vest on March 31, 2008, and the remainder shall vest quarterly in equal amounts until October 1, 2009 (provided that Mr. Josebachvilli remains a member of the Company’s board of directors, in which case the vesting shall cease upon cessation of his service on the board of directors), and shall be subject to the Company’s Employee Option Plan (2006).

We paid an aggregate of $27,000 to our serving external directors in 2007.

On February 21, 2006, our shareholders approved the payment to David Gal of a monthly compensation of $13,500 plus Value Added Tax in consideration for his services as the chairman of our board of directors. Additionally, it was approved to lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. Finally, it was also approved to grant Mr. Gal options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter. Pursuant to his appointment as Chief Executive Officer and following approval of our audit committee and board of directors, our shareholders approved on July 31, 2007, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus VAT to be payable from January 1, 2007.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2007.

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

Currently, Messrs. Schwartz and Uzani serve as our external directors.

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

Our two external directors Messrs. Schwartz and Uzani serve on the audit committee of the board of directors.

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

D. Employees

2007

As of December 31, 2007, we employed a total of 108 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of December 31, 2007, we employed 69 full-time persons, out of which 66 were employed in Israel of whom 22 were in research and development, 8 were in marketing and sales, 3 were in customer support, 27 were in operations and 6 were in administration and management.

AOI Division

As of December 31, 2007, we employed 39 full-time persons, out of which 30 were employed in Israel of whom 10 were in research and development, 2 were in marketing and sales, 3 were in customer support, 9 were in operations and 6 were in administration and management.

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

E. Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Mr. Nir Alon beneficially own shares and options exceeding 1% of our outstanding ordinary shares since Mr. Nir Alon is the controlling shareholder of Altro, our majority shareholder. Mr. Shlomo Alon, Nir Alon’s father, who served as a member of our board of directors until March 2, 2006, beneficially owns shares and options exceeding 1% of our outstanding ordinary shares.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of March 25, 2008, options to purchase 104,500 of such ordinary shares were outstanding and the remaining options have expired. Of the outstanding options, options to purchase 102,500 and 2,000 ordinary shares are fully vested and are exercisable at an exercise price of, $1.68 and $0.2 per share, respectively. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of March 25, 2008, options to purchase 1,285,869 of such ordinary shares were outstanding and options to purchase 2,655,582 ordinary shares were available for future grants. 523,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period. 272,750 of the outstanding options have an exercise price of $0.36 per share. 295,100 of the outstanding options have an exercise price of $0.48 per share 20,852 of the outstanding options have an exercise price of $0.15 per share 166,027 of the outstanding options have an exercise price of $1 per share. and an additional 7,500 have an exercise price of $1.68per share and have already vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of March 25, 2008, options to purchase 3,339,984 of such ordinary shares were outstanding and options to purchase 6,032,992 ordinary shares were available for future grants. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 600,000 of the outstanding options have an exercise price of $0.5 per share, 60,000 of the outstanding options have an exercise price of $0.4 per share, 30,000 of the outstanding options have an exercise price of $0.37 per share, 30,000 of the outstanding options have an exercise price of $0.35 per share, 470,000 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of March 25, 2008, 2,798,205 of the options were vested, and the remainder will vest at various dates until February 14, 2011. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to our chairman, Mr. David Gal, have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of March 25, 2008, options to purchase 410,000 of such ordinary shares were outstanding and options to purchase 1,660,000 ordinary shares were available for future grants. 100,000 of the outstanding options have an exercise price of 0.46 per share, 230,000 of the outstanding options have an exercise price of $0.4 per share. 30,000 of the outstanding options have an exercise price of 0.32 per share and 50,000 of the outstanding options have an exercise price of 0.28 per share. As of March 25, 2008, 16,250 of the options were vested, and the remainder will vest at various dates until February 13, 2012. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of March 1, 2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(9)	3,106,436	6.02%
Nir Alon Holdings GmbH (3)	1,500,000	2.94%
Elbit Ltd. (4)(5)	6,843,121	12.94%
M.S. Master Investments (2002) Ltd. (6)	4,044,833	7.94%
M.S.N.D. Real Estate Holdings Ltd. (4)(7)	15,843,954	29.15%
Shavit Capital Entities (8)	4,761,905	9.1%
All directors and officers as a group (9)	5,990,833	11.49%

The percentages in this table are based on 50,970,707 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)     All of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

(2)     Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

(3)     Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

(4)     In an agreement between Elbit and Mivtach, dated July 29, 2007, the parties agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to at least hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties will vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

(5)     Includes 1,909,764 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of November 1, 2007, Discount Investment Corporation Ltd., or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation Ltd., or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and Clal Insurance Enterprises Holdings, or CIEH. As of January 1, 2008 subsidiaries of CIEH held for their own account a total of 245,586 shares of EVS. The CIEH group had no other holdings of our shares as of the same date.   As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

(6)     M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

(7)     Includes 3,380,952 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days. M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

(8)     Includes 2,383,079 ordinary shares and 1,191,540 warrants owned by Shavit Capital (Cayman) Fund, L.P., 638,318 ordinary shares and 319,159 warrants owned by Shavit Capital Fund (Israel), L.P., and 153,206 ordinary shares and 76,603 warrants owned by Shavit Capital Fund (US) L.P. The warrants are exercisable at the option of the holder within 60 days.

Shavit Capital Fund GP, L.P. is the general partner of Shavit Capital (Cayman) Fund, L.P., Shavit Capital Fund (Israel), L.P. and Shavit Capital Fund (US), L.P. Shavit Capital (GP) Management Ltd. is the general partner of Shavit Capital Fund GP, L.P. and is controlled by entities ultimately controlled by Paul Packer, Leon Recanati and Isi Leibler, each of whom have shared voting and investment control over all the shares held by the Shavit Capital Entities and therefore may be deemed to share beneficial ownership of the shares held by the Shavit Capital Entities. Each of Messrs. Packer, Recanati and Leibler disclaims beneficial ownership of the shares held by the Shavit Capital Entities, except to the extent of his pecuniary interest therein, if any.

(9)     Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

As of March 15, 2008, there were a total of 76 holders of record of our ordinary shares, of which 14 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 29% of our outstanding ordinary shares.

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

Consulting Agreement with MA&AT

        On May 1, 2006, we executed a consulting agreement with MA&AT, an Austrian company which receives services from, but is not controlled by, Mr. Nir Alon (a member of our board of directors), which includes the provision of consulting services by Mr. Alon to us for a fee. This agreement was approved and ratified by our shareholders on November 20, 2006.

        On November 1, 2007, we executed a new consulting agreement with MA&AT for the provision of consulting services to us, through its designated representative, Mr. Alon. This agreement superseded and replaced the consulting agreement dated May 1, 2006. Pursuant to the agreement, Mr. Alon will promote sales of our UT Products in Europe (excluding France), India and South Africa in consideration for: (i) a monthly fee of $15,000, (ii) a commission on sales made by us of our UT products in Europe (excluding France), India and South Africa, unless Mr. Alon was not involved is such sale, in an amount of 2% of the net sale price of the products, (iii) an additional commission of 1% of gross profit per UT product, (iv) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (v) a car provided for the purpose of fulfilling the consulting services. The agreement also includes a non-competition provision restricting MA&AT and Mr. Alon from competing with us during the term of the agreement and for a year following the termination of the agreement. This new agreement was approved by our shareholders on March 24, 2008.

Appointment of David Gal as CEO

        On February 21, 2006 our shareholders approved an agreement which provided for the terms of compensation for Mr. Gal. Under the agreement, we will pay Mr. Gal a monthly fee of $13,500 plus Value Added Tax, lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice, and we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options vested on December 31, 2006 and since which time 2.8% of the total shares subject to the option are vesting on a monthly basis. The vesting of the options is subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested.

        At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. David Gal as our Chief Executive Officer, in addition to his service as Chairman of our Board of Directors. Due to his additional responsibilities as Chief Executive Officer, following approval by our audit committee and board of directors, our shareholders approved on July 31, 2007, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus Value Added Tax to be payable from January 1, 2007.

Indemnification Agreements

        On March 24, 2008, following approval by our audit committee and board of directors, our shareholders approved indemnification agreements with each of our current and future directors. The indemnification agreements provide, among other things, for the indemnification of our directors for up to $3 million for each case (in addition to any amounts paid out under an insurance policy) and their exemption from their duty of care in certain circumstances.

Commission to Mr. Nir Alon

        On March 24, 2008, following approval by our audit committee and board of directors, our shareholders approved the payment of a certain commission to Mr. Nir Alon, a director of the Company, equal to five percent (5%) of the aggregate proceeds paid to the Company by UB Precision Co., Ltd., from the sale of all of the shares of Yuravision Co. Ltd., held by the Company, or the Yuravision Shares, and the assignment of creditor’s rights under a certain loan granted to Yuravision. Mr. Alon represented the Company in its search for a purchaser of the Yuravision Shares and in its negotiations with UB Precision.

C. Interests of Experts and Counsel. Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F39.

Export Sales

In 2007, 97% of our sales, amounting to $21,209,000 were exported outside of Israel.

Litigation

Other than the claims described below, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

        For information concerning legal proceedings with RDSO see Item 4 “Information on the Company – Recent Developments – Legal Claim in India”.

        On November 7, 2007, we received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, we sent a letter to the Fund in which we stated that the Fund had not requested any of these royalties for many years despite our written request to clarify the issue. In our letter we stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to our inquiry. On December 18, 2007, we met with representatives of the Fund to discuss the issue. We have yet to receive a response to the meeting. On November 4, 2007, the Manufacturers Association of Israel (“MAI”) filed a claim with the Tel-Aviv-Jaffa District Labor Court against our company, claiming we have failed to pay MAI its annual handling fees over the past 7 years and claiming NIS 200,000 (approximately $57,143). On December 11, 2007, the court decided that in the absence of any objections from the parties, the claim would be transferred to the Nazereth District Labor Court. A hearing on the matter has been set for May 20, 2008 at the Nazereth District Labor Court. We are required to file our defense by April 30, 2008. We are currently in discussions with MAI to agree a settlement on this matter.

        On August 30, 2007, we received notification of a claim filed with the Court of Prato, Italy, by an Italian customer, Microtex Cottonclub S.p.A. (“Microtex”) for damages in the amount of €139,787.97 (approximately $209,682). According to Microtex, we breached an agreement with Microtex, dated June 30, 2005, by failing to supply it with an iTex 3000 system. On March 12, 2008, Microtex executed a settlement agreement with us pursuant to which we agreed to return to Microtex a €13,200 down-payment made by it for the iTex 3000 and Microtex agreed to withdraw the claim.

        On November 15, 2006, Mr. Yoav Kahane, our former VP of Marketing and Sales submitted a Statement of Claim to the Labor Court in Nazareth against our company in which Mr. Kahane claimed that we owed him an aggregate of $140,241.06 under our bonus compensation plan. On December 31, 2006, we filed a Statement of Defense with the Labor Court rejecting Mr. Kahane’s claims. On May 30, 2007, the parties reached and executed a settlement agreement, pursuant to which we paid Mr. Kahane NIS 275,000. On June 7, 2007, the Nazareth Labor Court approved the settlement agreement.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise in 2007 is taxable at regular rates of 31%. See Note [12] to our Consolidated Financial Statements and Item 10, “Additional Information – Taxation.”

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)

February 2008	0.48	0.34

January 2008	0.51	0.41

December 2007	0.54	0.45

November 2007	0.46	0.39

October 2007	0.47	0.35

September 2007	0.37	0.28

Fourth quarter 2007	0.54	0.35

Third quarter 2007	0.37	0.27

Second quarter 2007	0.38	0.31

First quarter 2007	0.42	0.33

Fourth quarter 2006	0.32	0.22

Third quarter 2006	0.44	0.22

Second quarter 2006	0.69	0.35

First quarter 2006	0.83	0.64

Year ended 2007	0.54	0.27

Year ended 2006	0.83	0.22

Year ended 2005	0.77	0.44

Year ended 2004 (2)	1.65	0.37

Year ended 2003 (1)	1.86	0.11

(1) Traded on the NASDAQ SmallCap Market until November 19, 2003, and subsequently on the Over-the-Counter Bulletin Board.

(2) Traded on the Over-the-Counter Bulletin Board throughout the period, and continues to trade there today.

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See also Item 6, “Directors, Senior Management And Employees – Directors And Senior Management”

Nasdaq Marketplace Rules and Home Country Practices

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

Consulting Agreement with MA&AT. Discussions of this agreement are incorporated herein by reference to the discussion under the caption “Major Shareholders and Related Party Transactions – Related Party Transactions” in Item 7 of this Annual Report.

David Gal. Discussions of appointment of David Gal as CEO and compensation terms are incorporated herein by reference to the discussion under the caption “Major Shareholders and Related Party Transactions – Related Party Transactions” in Item 7 of this Annual Report.

Acquisition of Panoptes.

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

Loan from Mizrahi Bank.

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

Sale of Yuravision.

In June 2004, we purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision shares in consideration for $950,000, or the Purchase Price, plus the purchase from us of our right to receive from Yuravision repayment of an $800,000 loan, or the Loan Amount in consideration for the full value of the loan. Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price was to be payable no later than December 1, 2008. The purchaser undertook to pay us half of the Loan Amount by no later than December 1, 2008 and the remaining half, or the Outstanding Payment, by no later than May 1, 2009. The Outstanding Payment was subject to reduction in the event that certain of the employees of Yuravision resigned from Yuravision prior to December 1, 2008. We received a stand by letter of credit from the purchaser guaranteeing payment of the Loan Amount.

On January 28, 2008 we entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation was required to pay us $360,000 by February 11, 2008 and to pay us the remaining $100,000 owed under the loan by January 28, 2009. A payment of $360,000 was made by the Korean corporation to us on February 4, 2008. The terms for the payment of the purchase price were not changed.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 29% in the 2007 tax year, 27% in the 2008 tax year 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, which was effective until 1.1.2008, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

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

In February 2008, the Inflationary Adjustments Law was repealed, effective from 1.1.2008 and therefore companies will be taxed on their income using nominal values.

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

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2003, 2004, 2005, 2006 and 2007 (the regular rate of corporate tax being 35% in 2004, 34% in 2005, 31% in 2006 and 29% in 2007).

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

We have three approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, and 1997, respectively. The periods of benefits expired in 2003, 2004 and 2006, respectively.

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

We received final tax assessments for the years since our incorporation ending and including December 31, 2002. ScanMaster Ltd. received final tax assessments through the tax year 2002. Our other subsidiaries have not received final tax assessments since their respective incorporations.

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

Foreign Currency Exchange

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

        As of December 31, 2007, we had accounts payable in NIS or in funds linked thereto in the amount of $3.4 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $340,000.

Interest Rate Risk

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2007 we had liabilities in the amount of $5.967 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $48,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 15T.	CONTROLS AND PROCEDURES

         (a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

        (b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Commission that permit us to provide only management’s report in this Annual report.

    (c)        There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2006, and December 31, 2007.

	2007	2006

Audit Fees(1)	70,000	70,000
Tax Fees(2)	2,500	-
All Other Fees(3)	16,200	-
Total	88,700	70,000

(1)	“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist and other.

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

The discussion relating to the purchase of our securities by Altro is incorporated herein by reference to Item 3, “Risk Factors – Risks Related to Our Ordinary Shares”.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

        See pages F-1 to F-47.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended, of the Registrant, incorporated by reference to Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.

1.2	English translation or summary from Hebrew original Memorandum of Association of the Registrant, incorporated by reference to our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

4.1	Amendment No.1 to License Agreement dated June 12, 1996, among the Company, Elbit Ltd. and Dr. Ilan Tamches, dated May 12, 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001.

4.2	Agreement dated January 2, 2006, between the Company and Mivtach Shamir Holdings Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.3	Appendix to Agreement dated February 21, 2006, between the Company and Mivtach Shamir Holdings Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.4	Asset and Share Purchase Agreement dated December 27, 2005, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.5	Amendment to Asset and Share Purchase Agreement dated February 21, 2006, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.6	Securities Purchase Agreement among the Company and the Buyers as defined therein, dated April 30, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.7	Registration Rights Agreement among the Company and the Buyers as defined therein, dated April 30, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.8	Form of Ordinary Share Purchase Warrant issued to the Investor parties to the Securities Purchase Agreement, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.9	Registration Rights Agreement between the Company and Elbit Ltd., dated January 1, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.10	Stock and Loan Purchase Agreement for the sale of Yuravision Co. Ltd. between the Company and the Purchaser as defined therein, dated December 1, 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.11	Employee Retention Agreement among the Company and the Purchaser as defined therein, dated November 29, 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.12	Consulting Agreement between the Company and MA&AT, dated May 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.13	Consulting Agreement between the Company and MA&AT, dated November 1, 2007, superseding and replacing the Consulting Agreement dated May 2006.

4.14	Modification Agreement between the Company and the Purchaser as defined therein, dated January 28, 2008, amending the Stock and Loan Purchase Agreement, dated December 1, 2006.

8.1	List of subsidiaries incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

10.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 31, 2008

ELBIT VISION SYSTEMS LTD. By: /s/ David Gal —————————————— David Gal Chief Executive Officer

ELBIT VISION SYSTEMS LTD.
(An Israeli Corporation)
2007 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.
2007 CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 31, 2008

Audit • Tax • Consulting • Financial Advisory •	Member of
Deloitte Touche Tohmatsu

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2007	2006

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		2,189	1,060
Restricted deposit (short term)	14	540	688
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2007- $677,
2006-$936)		4,738	3,198
Other		1,428	603
Inventories	4	5,299	3,968

T o t a l current assets		14,194	9,517

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,623	1,891
Other long-term receivables	5	231	1,066

		1,854	2,957

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	6	490	455

OTHER ASSETS, net of accumulated amortization
Goodwill		3,529	2,363
Other intangible assets	7	3,439	4,098

		6,968	6,461

T o t a l assets		23,506	19,390

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2007	2006

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	4,967	4,713
Current maturities of loan from shareholder	9a	-	160
Short term loan from banks	9a	-	2,015
Accounts payable and accruals:
Trade		3,220	3,502
Deferred income	2i	2,082	1,617
Other	15b	2,629	3,583

T o t a l current liabilities		12,898	15,590

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	1,000	-
Loans from Related Parties (net of current maturities)	9	-	609
Accrued severance pay	8	2,008	2,190

T o t a l long-term liabilities		3,008	2,799

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		15,906	18,389

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2007
60,000,000 ordinary shares as of December 31, 2006
Issued and outstanding:
December 31, 2007 - 50,791,382 Ordinary shares
December 31, 2006 - 29,516,314 Ordinary shares		10,629	5,091
Additional paid-in capital		28,249	25,846
Accumulated deficit		(31,278)	(29,936)

T o t a l shareholders' equity		7,600	1,001

T o t a l liabilities and shareholders' equity		23,506	19,390

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2007	2006	2005

REVENUES:
Sale of products		18,690	14,527	15,428
Services rendered		3,173	2,470	4,151

		21,863	16,997	19,579

COST OF REVENUES:	15d
Cost of products sold		9,382	10,367	9,422
Cost of services rendered		1,926	1,869	2,211

		11,308	12,236	11,633

GROSS PROFIT		10,555	4,761	7,946
RESEARCH AND DEVELOPMENT COSTS - NET	15e	3,313	2,562	2,039
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		4,885	4,149	3,583
General and administrative		1,338	1,870	1,127
Reorganization expenses		-	200	-

OPERATING INCOME (LOSS)		1,019	(4,020)	1,197
FINANCIAL EXPENSES - NET	15f	(1,081)	(1,332)	(437)

INCOME (LOSS) BEFORE OTHER INCOME (EXPENSES)		(62)	(5,352)	760
OTHER INCOME (EXPENSES)	15g	(1,277)	(5)	7

INCOME (LOSS) BEFORE TAXES ON INCOME		(1,339)	(5,357)	767
TAXES ON INCOME	12d	3	5	4

INCOME (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		(1,342)	(5,362)	763

LOSS FROM OPERATIONS OF DISCONTINUED COMPONENT	3a	-	(180)	(152)
NET LOSS ON DISPOSAL OF DISCONTINUED OPERATION	3a	-	(551)	-

INCOME (LOSS) FOR THE YEAR		(1,342)	(6,093)	611

EARNING (LOSS) PER SHARE FROM CONTINUING OPERATIONS:	2m
Basic		(0.034)	(0.186)	0.029

Diluted		(0.034)	(0.186)	0.026

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:	2m
Basic		-	(0.026)	(0.006)

Diluted		-	(0.026)	(0.005)

EARNING (LOSS) PER SHARE:	2m

Basic		(0.034)	(0.212)	0.023

Diluted		(0.034)	(0.212)	0.021

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE - BASIC
(IN THOUSANDS)		39,393	28,778	26,500

DILUTED (IN THOUSANDS)		39,393	28,778	28,421

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Receipts on account of shares to be allotted	Additional paid-in Capital*	Other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2004	25,682	3,863	70	22,535	132	(24,454)	2,146
CHANGES DURING 2005:
Net income for the year						611	611
Currency translation differences					(43)		(43)

Total comprehensive income							568
Employee stock options exercised and paid	82	18		(1)			17
Receipts on account of shares to be allotted			105				105
Issuance of share capital and warrants (note 11a)	815	607	(175)	766			1,198
Warrant exercised and paid (note 11a,11b)	183	41		24			65

BALANCE - DECEMBER 31, 2005	26,762	4,529	-	23,324	89	(23,843)	4,099
CHANGES DURING 2006:
Loss for the year						(6,093)	(6,093)
Currency translation differences					(89)		(89)

Total comprehensive income							(6,182)
Employee stock options exercised and paid	182	40		(1)			39
Issuance of share capital and warrants (notes 3b,11a)	2,441	494		1,606			2,100
Beneficial conversion feature (note 9a(3))				900			900
Warrant exercised and paid	131	28		17			45

BALANCE - DECEMBER 31, 2006	29,516	5,091	-	25,846	-	(29,936)	1,001
CHANGES DURING 2007:
Loss for the year						(1,342)	(1,342)
Issuance of share capital and warrants (note 11a)	21,275	5,538		2,403			7,941

BALANCE - DECEMBER 31, 2007	50,791	10,629	-	28,249	-	(31,278)	7,600

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	(1,342)	(6,093)	611
Adjustments to reconcile net income (loss) to net
cash provided by or used in operating activities:
Depreciation and amortization	1,241	1,411	886
Amortization of discount on loan from shareholder	1,212	285	-
Loss from disposal of property	-	48	7
Loss from disposal of discontinued operation	-	551	-
Liability for employee rights upon retirement	(182)	118	55
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable
(including non-current portion)	(1,540)	283	(1,013)
Decrease (increase) in other accounts receivable	(465)	443	(168)
Increase (decrease) in trade account payable	(282)	1,003	29
Deferred income	465	(897)	1,725
Other	(965)	(2,212)	(1,523)
Decrease (increase) in inventories	(1,331)	591	123

Net cash provided by (used in) operating activities	(3,189)	(4,469)	432

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary consolidated for the first time (a)	-	-	-
Disposal of subsidiary (b)	-	120	-
Purchase of property and equipment	(296)	(130)	(222)
Long-term receivables	400	(101)	7
Redemption of (investment in) restricted deposit	148	1,122	(1,042)
Proceeds from disposal of property and equipment	38	30	16
Funds severance pay	268	(258)	(244)

Net cash provided by (used in) investing activities	558	783	(1,485)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	4,521	964	-
Short-term credit from bank - net	(761)	2,281	797
Proceeds from exercise of options and warrants	-	77	187
Retirement of long-term loan from shareholder	-	(27)	-
Proceeds from long-term loans from shareholder	-	1,556	-
Proceeds from long-term loans from bank	-	547	1,454
Short-term credit paid to Cornell Capital Partners L.P. - net	-	(1,449)	(1,719)

Net cash provided by financing activities	3,760	3,949	719

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	-	(89)	(2)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,129	174	(336)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,060	886 *	1,222 *

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	2,189	1,060	886 *

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	704	415	295

Income taxes paid - net	3	5	4

* Including cash and cash equivalents from discontinuing operation.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

		2006
		U.S. dollars in thousands

(a)	Acquisition of subsidiary consolidated
	for the first time, see also note 3:
	Assets and liabilities of the subsidiary at date of
	acquisition:
	Working capital (excluding cash and cash equivalents)	(1,033)
	Fixed assets	59
	Long-term receivables	12
	Other assets	1,514
	Long-term loans and other liabilities	(9)
	Goodwill arising on acquisition	-

		543
	Less:
	Issuance of share capital and warrants (see c 2) hereafter)	(543)

		-

		2006
		U.S. dollars in thousands

(b)	Disposal of subsidiary

	Assets and liabilities of the subsidiary at date of
	disposal:
	Working capital (excluding cash and cash equivalents)	346
	Fixed assets	(284)
	Long-term receivables	(193)
	Other assets	(148)
	Long-term loans and other liabilities	232
	Goodwill	(1,039)

		(1,086)
	Less:
	Future proceeds from selling the subsidiary	966

		(120)

(c)	Supplementary information on financing activities not involving cash flow:

1)	$ 1,168,000 worth of shares were released from escrow and $ 1,970,000 long term loan from shareholders were converted into share capital (see Notes 9 a.(2),(3) and 11 a.4),5)).

2)	During 2006 part of the acquisition of the subsidiary was made through issuance of share capital in an amount equivalent to $ 543,000.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

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

In February 2006, the Company acquired business, assets and liabilities of Panoptes Ltd.(“Panoptes”) and ScanMaster Ltd. acquired 100% of the shares of Panoptes. Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials (see Note 3b).

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

(2)	Impairment of long-lived assets – Impairment examinations and recognition are performed and determined based on the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

h.	Other assets- Goodwill and Intangible Assets

(1)	Goodwill

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to the Non-destructive automated inspection segment (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year 2007.

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

The Company

In case that Company’s agreement with the customer includes an “acceptance”clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer. In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

1)	Sale of products (Cont.):

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

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 0.5%-2% of the sales, based on past experience.

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

When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2007 and 2006 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

j.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

k.	Advertising expenses

Advertising expenses are expenses as in incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $ 428,000 $ 470,000, and $ 122,000, respectively.

l.	Deferred income taxes

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

m.	Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 1,718,749 ordinary shares, which were issued and were placed in escrow were reflected in basic and diluted EPS shares for the years ended December 31, 2006 and 2005. Total common stock equivalents, related to options and warrants, 1,921,496 were reflected in diluted EPS for the year ended December 31, 2005. Total common stock equivalents, related to options and warrants 16,862,858, 9,322,308 and 8,716,907 shares for the years 2007 , 2006 and 2005, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation

In January 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS No. 123(R)”), using the modified prospective application method as its transition method. The Company recognizes $ 282,000 of compensation expenses in 2007 as a result of the application of SFAS 123 (R). Until the adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2005 in accordance with the provisions of SFAS No. 123 (“SFAS 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation” (“SFAS 148”), the Company’s pro forma net loss per share would have been as follows:

Year ended December 31 2005 $ in thousands (except per share data)

Net income as reported	611
Less - stock-based employee compensation
expense determined under fair value method	(559)

Pro forma net income	52

Earning per share:
Basic - as reported	$0.023

Diluted - as reported	$0.021

Basic - pro forma	$0.002

Diluted - pro forma	$0.002

As to information about the stock option plans and assumptions used in calculating the pro forma information, see Note 11b.

o.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

p.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

q.	Consentration of credit risk

As of December 31, 2007 and 2006, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Recently issued accounting pronouncements:

1)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

2)	In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

3)	In December 2007, the FASB issued FASB 141(R), “Business Combinations” of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

4)	In December 2007, the FASB issued FASB 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that adoption of these standards will have any impact on its financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Initial adoption of new standards:

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”(FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in 2007. The adoption of FIN 48 did not have a material impact on its consolidated results of operations and financial condition.

NOTE 3	–	CONSOLIDATED SUBSIDIARIES

a.	Acquisition and Disposal of Yuravision

On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision (as to the nature of operation of Yuravision, see Note 1).

Pursuant to the term sheet, through June 30, 2004, the Company entered into a series of purchase agreements with some of Yuravision’s shareholders. Under those agreements, the Company purchased 51% of Yuravision’s shares for an aggregate amount of $ 1,014,000, in cash and has a legal commitment to purchase additional 19% of Yuravision shares.

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

On January 28, 2008 the Company entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation paid to the Company $360,000 on February 4, 2008 and was required to pay the remaining $100,000 owed under the loan by January 28, 2009. The terms for the payment of the purchase price were not changed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (cont.)

a.	Acquisition and Disposal of Yuravision (cont.)

Yuravision is classified as discontinued operation in the consolidated financial statements and its results of operation and financial position are separately reported for all periods presented. Summarized financial information for Yuravision is as follows:

	Year ended December 31
	2006	2005
	$ in thousands

Revenues	707	1,212
Cost of revenues	345	590

Gross profit	362	622
Research and development costs, net	207	154
Marketing and selling expenses	48	182
General and administrative expenses	319	438

Operating loss	(212)	(152)
Financial expenses	(66)	(34)
Other income	98	34

Net loss of discontinued operation	(180)	(152)

b.	Acquisition of Panoptes Ltd.

In February 2006, the Company acquired business, assets and liabilities of Panoptes Ltd., and its subsidiary acquired 100% of the shares of Panoptes Ltd. Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVENTORIES

	December 31
	2007	2006
	$ in thousands

Raw materials	2,341	1,330
Spare parts	621	566
Work in process	1,482	861
Finished products*	855	1,211

	5,299	3,968

* Mainly systems in trial by customers (see Note 2i).

The balances are net of write-down of $463,000 and $1,467,000 as of December 31, 2007 and 2006, respectively.

NOTE 5	–	OTHER LONG-TERM RECEIVABLES

	December 31
	2007	2006
	$ in thousands

Deposits on leased vehicle (see also Note 10b2))	70	39
Loan to other (1)	61	61
Future proceeds from selling the Yuravision	100	966

	231	1,066

(1)	Representing a loan to a company, convertible into 8% of this company’s share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. On July 22, 2004, the Company requested, pursuant to the loan agreement, to convert the loan to 197,217 shares of the company. To date, the conversion of the loan has not yet been executed.

NOTE 6	–	PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2007	2006
	$ in thousands

Machinery and equipment	2,791	2,660
Leasehold improvements	254	216
Office furniture and equipment	418	296
Vehicles	62	184

	3,525	3,356
Less - accumulated depreciation and amortization	3,035	2,901

	490	455

b.	Depreciation and amortization expenses totaled $ 222,000, $ 191,000, and $254,000, in the years ended December 31, 2007, 2006 and 2005, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2007	2006	2007	2006
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,828	2,828	1,000	625
Customer relations	1,599	1,599	566	357
Distribution network	338	338	113	79
Brand name	489	489	136	95
Backlog	414	414	414	414

	5,668	5,668	2,229	1,570

Amortization expenses totaled $ 659,000 $ 669,000, and $ 436,000, in the years ended December 31, 2007, 2006, and 2005, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2007:

$ in thousands

Year ended December 31:
2008	669
2009	669
2010	669
2011	366
2012	366

NOTE 8	–	ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 14,000, $ 165,000, and $ 291,000 in the years ended December 31, 2007, 2006, and 2005, respectively. The earnings on the amounts funded were $ 52,000, $ 102,000, and $ 54,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2007	2006
	$ in thousands

Loans from banks(1)	1,000	2,015
Other liabilities:
Loans from shareholders(2),(3)	-	769

	1,000	2,784
Less - current maturities:
From banks	-	2,015
From shareholder (2)	-	160

	-	2,175

	1,000	609

(1)	In August 2005 the Company entered into an agreement with bank Mizrahi, pursuant to which the Company received in 2005 a credit line for the aggregate amount of $ 2,000,000. The credit line is secured by a first ranking floating charge on all the Company’s assets and all the assets of ScanMaster (see Note 11d).

In June 2007 the Company terminated the abovementioned agreement and entered into a new agreement with bank Leumi for a credit line amounted to $ 2,500,000.

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit Ltd. of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000.

On June 21, 2007, the Company executed an agreement with Elbit Ltd., pursuant to this agreement Elbit Ltd. (i) converted the loan to the Company in the amount of $470,000 (including accrued interest) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested in the Company $250,000 in consideration for 793,651 ordinary shares at a price of $0.315 per share and received a 4 year warrant to purchase 396,825 ordinary shares at an exercise price of $0.45 per share.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER (cont.)

a.	Composed as follows (cont.)

(3)	In February 2006, the Company issued notes to Mivtach Shamir Holdings Ltd. (“Mivtach”) for $3 million (half of which will be held in escrow until the occurrence of certain events). The notes were convertible at the option of Mivtach into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. Repayment of the notes was in 30 equal monthly installments commencing two years after the notes issuance or on the date that Mivtach decides not to convert the notes, whichever is sooner. The Company also granted to Mivtach a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach converts the notes.

The Company allocated the proceeds received based on the respective fair values to the notes and the warrants. Consistent with provisions of EITF 98-5 and 00-27, the Company evaluated whether the notes contain a beneficial conversion feature (“BCF”) and determined that all proceeds should be allocated to the BCF and the notes initially recorded at nil. The amount of discount is to be amortized over the term of notes.

As of December 31, 2006 the company recorded in its financial reports a long term loan of $ 342,000, representing the amortized discount to date.

On June 21, 2007 the Company signed an agreement with Mivtach pursuant to which, Mivtach converted the full amount of the convertible notes into (a) 9,523,810 of the Company’s ordinary shares; and (b) received a 4 year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share. As a result of the conversion, the unamortized discount, created as a resullt of the allocation of the proceeds to the BCF, was accelerated and recognized in earnings.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2007	2006
	$ in thousands

2008	1,000	267
2009	-	-
2010	-	342
2011 and thereafter	-	-

	1,000	609

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

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

Royalty expenses to the Government of Israel totaled $ 266,000, $ 259,000 and $ 286,000 in the years ended December 31, 2007, 2006 and 2005 respectively and are included in the statements of operations among cost of revenues.

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

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company’s written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company’s inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90,000 on acount of this claim.

The maximum royalty amount payable the Company expect to pay to the Government of Israel at December 31, 2007 is approximately $ 1,092,000 (see 1) and 2) above).

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

No expenses were recorded in the year ended December 31, 2007.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Royalties (cont.)

4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses in respect of royalties paid to the said supplier amounted to totaled $ 34,000 and $ 28,000 in the years ended December 31, 2007 and 2006, respectively, were included in the statements of operations in cost of revenues.

5)	As part of acquisition of Panoptes Ltd. (see Note 3b.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS’s optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The Company paid to Ma’aragim royalties $ 155,000 and $ 109,000 during the years ended December 31, 2007 and 2006, respectively .

b.	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2009 with extended options for another 3 years.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2007, are as follows:

$ in thousands

Year ending December 31:
2008	485
2009	499
2010	513

1,497

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 331,000, $ 514,000, and $ 540,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2008 – 2010 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2007, are as follows:

$ in thousands

2008	379
2009	263
2010	98

740

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 69,000. The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2007, 2006 and 2005, amounted to $ 430,000, $ 299,000, and $ 298,000 respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Guarantees

To secure the Company’s commitment under its sales agreements, the Company provided guarantees in the amounts $ 1,185,000 to its customers. The guarantees are usually secured by cash advances received from the said customers.

NOTE 11	–	SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

2)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

3)	In June 2007 the Company completed the April Investment with a group of Israeli institutional investors, or the Israeli Investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company’s ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years.

4)	On June 21, 2007, following the approval of the Company’s board of directors and the Company’s audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company’s shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company’s ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company’s ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date.

5)	On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Hidings Ltd. (“Mivtach”) provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company’s ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach assigned their right to receive shares from the Company, under the convertible loan and warrant, to M S N D Real Estate Holding Ltd. (“M.S.N.D.”). On June 21, 2007 the Company executed an agreement with M.S.N.D., which was approved by the Company’s shareholders in a meeting held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full loan amount by no later than August 1, 2007 (a) Mivtach will be issued with 9,523,810 of ordinary shares; and (b) Mivtach will receive a 4-year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of the Company’s issued and outstanding share capital.

M.S.N.D. also completed the purchase of 2,939,192 of the Company’s ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company.

The 1996 plans was valid for ten years and expired in February 2006, except for option awards outstanding on that date.

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

Under the 2006 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employee, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE	–	11 SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

1)	The plans (cont.):

The 2006 Plan is valid for ten years and will expire in March, 2016, except for options outstanding on that date.

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

During 2006 options to purchase 183,797 shares were exercised. The proceeds from the exercise amounted to $ 43 thousands.

During 2007 no options were exercised.

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

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2 0 0 7		2 0 0 6		2 0 0 5
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	4,888,686	$0.83	4,551,596	$0.86	4,406,138	$0.88
Changes during the year:
Granted (1)	350,000	0.42	777,500	0.69	625,000	0.51
Exercised	-	-	(183,797)	0.21	(82,250)	0.21
Forfeited	(228,334)	1.19	(256,613)	1.21	(397,292)	0.69

Options outstanding at end of year	5,010,352	0.79	4,888,686	0.83	4,551,596	0.86

Options exercisable at year end	3,962,739	$0.85	3,663,176	$0.90	3,147,401	$0.97

Weighted average fair value
of options granted during
the year (2)	$0.35		$0.64		$0.37

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDER' EQUITY (cont.)

b.	Share option plans (cont.):

2)	Options granted to employees (cont.):

(1)	Options granted in 2007, 2006 and 2005 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2007 and 2005 and the Binomial lattice model in 2006, with the following weighted average assumptions:

	Year ended December 31
	2007	2006	2005

Dividend yield	0%	0%	0%

Expected volatility	140%	102%	70%

Risk-free interest rate	4.15%	4.7%	4.84%

Expected life - in years	6	6	4

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans (Cont.):

2)	Options granted to employees (Cont.):

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2007:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Number exercisable at December 31, 2007	Weighted average remaining contractual life
$		Years		Years

1.68	110,000	1.00	110,000	1.00
1.25	727,500	6.24	727,500	6.24
1.20	44,000	6.95	44,000	6.95
1.17	523,639	2.41	523,639	2.41
1.00	166,027	4.58	166,027	4.58
0.85	136,500	5.90	136,500	5.90
0.83	15,000	5.96	15,000	5.96
0.80	300,334	6.79	300,334	6.79
0.78	400,000	8.15	-	-
0.75	625,000	6.59	625,000	6.59
0.70	25,000	7.98	16,667	7.98
0.68	153,197	5.90	153,197	5.90
0.50	600,000	7.98	400,004	7.98
0.48	295,100	4.21	295,100	4.21
0.40	290,000	9.62	30,716	8.42
0.37	30,000	9.12	-	-
0.36	272,750	3.06	272,750	3.06
0.35	30,000	9.30	-	-
0.28	120,000	8.97	-	-
0.20	125,453	5.62	125,453	5.62
0.15	20,852	4.58	20,852	4.58

	5,010,352	6.08	3,962,739	5.40

c.	Dividends

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

In May 2005, the Company issued to advisors 50,000 warrants, fully vested with an exercise price of $1 and 125,000 with vesting period of a three years and an exercise price of $0.8.

In September 2005, the Company issue 571,429 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement (see also Note 9). During November 2006, the Company’s board of directors approved to change the exercise price to $0.5.

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

On February 26, 2008 the Income Tax (Inflationary Adjustments) Law (Amendment no. 20) (Limitation for period of application), 2008 (the”Amendment”) passed in a third calling in the Knesset. According to the amendment, the application of the Inflationary Law will cease in the tax year of 2007, and beginning in 2008 the instructions of the law will no longer apply, except for transaction period instructions which have the purpose of preventing distortions in the calculations of taxes.

In accordance with the Amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made . In addition,there will be no adjustments to the Israeli CPI for fixed assets’ depreciations and carryforward tax losses for the period beginning January 1, 2008.

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

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. For 2007 the corporate tax rate was 29% and it will gradually decrease from 27% in 2008 through 25% in 2010.

b)	Non Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 20%.

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

The periods of benefits for the first, second and third approved enterprise expired in 2003, 2004 and 2006, respectively.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law) (cont.)

(b)	Accelerated depreciation

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

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2007	2006	2005
	$ in thousands

Income (Loss) before taxes on income	(1,339)	(5,357)	767

Theoretical tax benefit on the above amount	(388)	(1,661)	261
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	388	1,661	(261)
Other	3	5	4

Actual tax expense	3	5	4

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (cont.)

e.	Deferred Taxes

1)	The Company has approximately $ 30 million unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2007 and 2006.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in b1) (a) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2007	December 31, 2006
	$ in thousands	$ in thousands

Provision for vacation pay	87	94
Accrued severance pay	42	14
Carryforward tax losses	858	1,362
Research and development costs	417	218
Less - valuation allowance	(1,404)	(1,688)

	-	-

The deferred taxes are computed at the average tax rate of 25% – 27%.

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 41 million at December 31, 2007.

g.	Tax assessments

Final tax assessments have been received by the Company and ScanMaster Ltd. through the tax year 2002.

NOTE 13	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	–	LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.	The Group has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2007, the bank deposits amount to $ 540 thousands, out of which $ 182 thousands are linked to the dollar and $ 358 thousands are linked to the Euro; The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

NOTE 15	–	SUPPLEMENTARY INFORMATION:

a.	Accounts receivable

		December 31
		2007	2006
		$ in thousands

1)	Trade - allowance for doubtful accounts:

	Balance at beginning of year	936	774
	Charged to general and administrative expenses	(84)	174
	Write-off of uncollectible amounts	(175)	(12)

	Balance at end of year	677	936

2)	Other:

Employees	60	50
Prepaid expenses	378	181
Israeli Government departments and agencies	324	362
Receivables from selling the Yuravision	360	-
Advance to agent	275	-
Sundry	31	10

	1,428	603

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

b.	Accounts payable and accruals – other:

	December 31
	2007	2006
	$ in thousands

Employees and employee institutions	535	645
Israeli Government departments and agencies	1,005	998
Provision for vacation and recreation pay	588	592
Provision for product warranty	218	259
Liability for commissions to agents	108	394
Accrued expenses and sundry	175	695

	2,629	3,583

c.	Credit from banks

Composed as follows:

	% interest rate as of December 31, 2007	December 31
		2007	2006
		$ in thousands

Unlinked credit from bank	9	504	528
Short-term loans from banks:
Linked to the dollar	8	3,793	3,223
Linked to the Euro	7	670	962

		4,967	4,713

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,930,000. As of December 31, 2007 the Company uses $ 3,537,444 of the said credit; to secure the credit facilities, the Company registered a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14).

d.	Cost of revenues

	Year ended December 31
	2007	2006	2005
	$ in thousands

Industrial operations:
Materials consumed	4,202	5,636	7,178
Payroll and related expenses	2,776	2,745	2,569
Subcontracted work	247	253	135
Depreciation and amortization	579	579	457
Other production expenses	1,873	2,267	1,736
Royalties (see Note 10a)	300	287	(490)
Increase in inventories	1,331	469	48

	11,308	12,236	11,633

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (cont.):

e.	Research and development expenses:

Total expenses	3,454	2,707	2,193
Less - grants and participations, see Note 10a1).	(141)	(145)	(154)

	3,313	2,562	2,039

f.	Financial income (expenses)

	Year ended December 31
	2007	2006	2005
	$ in thousands

Income:
Interest in respect of bank
Deposits and securities	62	44	46
Exchange differences	48	-	99
Other	-	9	-

	110	53	145

Expenses:
Interest
In respect of liability to related parties	360	460	22
In respect of credit from banks	747	695	170
In respect of credit from Cornell	-	-	79
Exchange differences	-	215	124
Other	84	15	187

	1,191	1,385	582

	(1,081)	(1,332)	(437)

g.	Other income (expenses)

	Year ended December 31
	2007	2006	2005
	$ in thousands

Write off of discount on convertible loan
associated with beneficial conversion feature
(see note 9a.(3))	(1,047)	-	-
Other	(230)	(5)	7

	(1,277)	(5)	7

NOTE 16	–	RELATED PARTIES

	2007	2006	2005
	$ in thousands

Marketing and selling	120	92	-

General and administrative	278	322	184

Financing expenses on long-term loan
granted by shareholders - see Note 9a.	360	29	22

Other expenses	1,047	-	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

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

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2007:
Revenues from unaffiliated customers	7,646	14,217	21,863
Total Consolidated revenues			21,863

Segment Operating income (loss)	(122)	1,356	1,234
Unallocated corporate expenses			(215)

Operating income			1,019

Segment assets	7,852	15,648	23,500
Other unallocated amounts			6

Consolidated assets at the year end			23,506

Expenditures for segment assets	186	110	296

Total depreciation and amortization	438	455	893

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS (cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2007	2006	2005
	$ in thousands

U.S.A.	6,341	4,178	6,163
Europe	7,756	7,370	4,389
Other (mainly Japan and China)	7,766	5,449	9,027

	21,863	16,997	19,579

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2007	2006
	$ in thousands

Israel	7,437	6,887
U.S.A.	21	27

	7,458	6,914