Form 20-F
period 2008-12-31
ELBIT VISION SYSTEMS LTD
filed 2009-07-15
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report................................

For the transition period from _______________ to _________________

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

50,988,701 Ordinary Shares

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (&232.405 of this chapter) during the preceding 12 months (or for a shorter period that the registrant was required to submit and pot such files).

☐ Yes     ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer     ☐ Accelerated Filer     ☒ Non-accelerated filer

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

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

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	7

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7

ITEM 3.	KEY INFORMATION	7
	SELECTED FINANCIAL DATA	7
	RISK FACTORS	7
	RISK FACTORS RELATED TO OUR BUSINESS	8
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	14
	GENERAL RISKS	19

ITEM 4.	INFORMATION ON THE COMPANY	21
	HISTORY AND DEVELOPMENT OF THE COMPANY	21
	BUSINESS OVERVIEW	23
	ORGANIZATIONAL STRUCTURE	39
	PROPERTY, PLANTS AND EQUIPMENT	39

ITEM 4A.	UNRESOLVED STAFF COMMENTS	39

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
	SELECTED FINANCIAL DATA	40
	OPERATING RESULTS	44
	LIQUIDITY AND CAPITAL RESOURCES	48
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	50
	TREND INFORMATION	51
	OFF-BALANCE SHEET ARRANGEMENTS	51
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	52

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
	DIRECTORS AND SENIOR MANAGEMENT	52
	COMPENSATION	55
	BOARD OF DIRECTORS	56
	EMPLOYEES	59
	SHARE OWNERSHIP	61

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
	MAJOR SHAREHOLDERS	63
	RELATED PARTY TRANSACTIONS	66

ITEM 8.	FINANCIAL INFORMATION	68
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	68
	SIGNIFICANT CHANGES	69

ITEM 9.	THE OFFER AND LISTING	69
	OFFER AND LISTING DETAILS	69
	MARKETS	69

ITEM 10.	ADDITIONAL INFORMATION	71
	MEMORANDUM AND ARTICLES OF ASSOCIATION	71
	MATERIAL CONTRACTS	75
	EXCHANGE CONTROLS	77
	TAXATION	77
	DOCUMENTS ON DISPLAY	88

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89
	FOREIGN CURRENCY EXCHANGE	89
	INTEREST RATE RISK	90

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:
—	history of losses;
—	dependence on worldwide industries;
—	necessity of expansion into new markets; pursuit of business to acquire;
—	reliance on a limited number of key customers;
—	reliance on a limited number of key subcontractors and suppliers;
—	lengthy sales cycle;
—	competitiveness of automated visual inspection market;
—	fluctuations in the market;
—	long payment cycle;
—	market acceptance of products;
—	flaws in our manufacturing;
—	reliance on international sales; changes in domestic and foreign regulation;
—	uncertainty of global economic conditions
—	rapid technological change;
—	additions or departures of key personnel;
—	difficulty of penetrating new markets;
—	difficulty in protecting intellectual property;
—	involvement in litigation.

Risks related to our ordinary shares:
—	need for additional funding;
—	prohibitively large number of ordinary shares;
—	dilution of ordinary shares;
—	downward pressure on share price;
—	restricted ability to acquire with ordinary shares;
—	fluctuations in share price resulting from limited trading volume;
—	"penny stock" sale risks;
—	difficulty of trading on the OTC bulletin board;
—	volatility in the stock market;
—	further decline in share price

General Risks:
—	new regulations for corporate governance;
—	conditions in Israel;
—	differentials in the rate of currency exchange and inflation;
—	Israeli government grants, programs and tax benefits; and
—	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

Risks Related to our Business

        We have a history of losses and may not be profitable in the future.

        Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $0.98 million, $5.9 million, $6.1 million $1.3 million and $7.5 million in 2003, 2004, 2006, 2007 and 2008, respectively.

        We believe that if we are unable to restructure our loans from Bank Leumi Le Israel and Bank Hapoalim, our current assets, together with anticipated cash generated from operations and available credit lines, will be insufficient to meet our cash requirements for working capital and capital expenditures for twelve months from July 2009. In order to continue as a going concern, we may have to sell additional equity or debt securities and reorganize our credit facilities, however there is no certainty that we will be successful in this, or complete it in a timely fashion. For more information on our bank loans, see Item 4 – Information on the Company –“Recent Developments – Loans”.

        ScanMaster is heavily dependent upon certain worldwide industries.

        The majority of our revenues are generated by our wholly owned subsidiary, ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., or ScanMaster. A significant portion of ScanMaster’s revenues are generated by its sales of non-destructive inspection systems to the aeronautics industry, providing inspection solutions for aircraft engine forgings, and aerospace structural elements, manufactured from metal and composite materials. As such, we are substantially dependent upon the strength of these worldwide industries, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by the manufacturers to which we provide our inspection products. Demand for such products is normally a function of the prevailing global or regional economic environment and has been negatively affected by the current global economic downturn which may continue to materially adversely affect the demand for our products.

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

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2006, 2007, 2008 none of our customers in any area of business accounted for more than 10% of our net sales. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

        The marketing and sales cycle for our systems in all of the industries in which our various products are sold, especially in recently penetrated markets and in new applications, is lengthy, and can last as long as three years. Even in existing markets, due to the $10,000 to $1,500,000 price range for our systems and possibly significant ancillary costs required for a customer to install the system, the purchase of a system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application), requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive, and there is no guaranty that the expenditure of significant time and resources will result in sales.

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

        As is the case with many suppliers of equipment to the automotive, transportation, metal and textile industries, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trial and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing. For further information, see Item 5, “Operating and Financial Review and Prospects – Trend Information”.

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

        General economic conditions may adversely affect the Company's results.

        Current uncertainty in global economic conditions, including the recent disruption in financial and credit markets, pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the current situation continues or worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

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

Risks Related to Our Ordinary Shares

        We may require additional financing.

        Mivtach Shamir, our controlling shareholder has tentatively agreed to invest an aggregate amount of $1.8 million as a part of a private placement or rights offering, of which NIS 1,982,000 (approximately $492,000) Mivtach Shamir provided to us by way of a convertible loan during 2009. The terms of the loan conversion and repayment of the remaining investment amount are currently being negotiated by Mivtach Shamir and our management. The remaining investment amount and the conversion of the loan is contingent upon Bank Leumi Le Israel and Bank Hapoalim agreeing to restructure our debt to them such that the repayment of the principal on the loans will be frozen until December 31, 2011. If we do not receive such approval from the banks and we fail to receive the balance of the $1.8 million from Mivtach Shamir, we believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be insufficient to meet our cash requirements for working capital and capital expenditures for twelve months from July 2009.

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

        Additionally, at the end of March 2009, following the approval of our audit committee and board of directors, we entered into loan agreements with each of Bank Hapoalim and Bank Leumi Le Israel for the aggregate sum of $600,000 ($300,000 per bank). For more information, see Item 4, “Information on the Company – Recent Developments.”

        We believe that if we are unable to restructure our loans from Bank Leumi Le Israel and Bank Hapoalim, we will not receive the balance of the proposed investment of $1.8 million from Mivtach Shamir, and our current assets, together with anticipated cash generated from operations and available credit lines, will be insufficient to meet our cash requirements for working capital and capital expenditures for twelve months from July 2009. In order to continue as a going concern, we may sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited.

        The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of May 31, 2009, 50,988,701 of our shares were outstanding.

        In addition, in 2005, we issued David Gal, our former CEO and chairman of the board, options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options vested on December 31, 2006, since which time 2.8% of the total shares subject to the option are vesting on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested. In addition, 4,540,352 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000, 2003 and 2006 employee option plans, with varying exercise prices, ranging between $0.15 per share and $1.68 per ordinary share.

        Additionally, in the event that Mivtach Shamir completes its aggregate investment of $1.8 million and converts its convertible loan with us, additional ordinary shares will be issued to Mivtach Shamir.

        In addition, pursuant to the Amendment Agreement, 2,380,952 of our ordinary shares are issuable to M.S.N.D. upon the exercise of a warrant, with an exercise price of $0.45 per share, exercisable for a period of 4 years. There is an outstanding Registration Statement on Form F-1 covering all of these ordinary shares and the ordinary shares underlying the warrants. During September of 2008, M.S.N.D transferred the right to exercise 1,380,000 ordinary shares covered by this warrant to David Gal.

        In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 4,044,834 are currently held in escrow and are eligible for release. 2,939,192 of these shares were sold to M.S.N.D., as part of an agreement between some of ScanMaster’s former shareholders and Mivtach Shamir. In addition, 800,000 ordinary shares have been issued to Ma’aragim Enterprises Ltd, or Ma’aragim, in connection with the acquisition of Panoptes, and we granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share, which our board consented to reduce to $0.5 per share, in November 2006. Assuming the full exercise of the warrant, M.S.N.D. will hold approximately 25.3% of our share capital. Furthermore, under the Elbit Agreement, we also granted warrants to purchase 396,825 of our ordinary shares. There is an outstanding Registration Statement on Form F-1, covering all of these ordinary shares and ordinary shares underlying the warrants issued or issuable to Elbit. Additionally, under the April Investment 4,732,772 of our ordinary shares are issuable to Israeli Investors upon the exercise of warrants, and are covered by an outstanding Registration Statement on Form F-1.

        Consequently, the following securities are registered for re-sale:

(a)	5,099,911 ordinary shares issued under certain private placement investments entered into in 2003 and 2004;

(b)	7,050,869 ordinary shares issuable to employees under 1996, 2000, 2003 and 2006 employee option plans;

(c)	4,475,021 ordinary shares for ScanMaster’s former shareholders;

(d)	9,523,810 ordinary shares issued upon the conversion of a convertible loan, as amended by Amendment Agreement, and 2,380,952 shares to be issued to M.S.N.D. upon exercise of the warrant pursuant to the Amendment Agreement;

(e)	2,647,643 ordinary shares held by Elbit;

(f)	2,285,714 ordinary shares issued under the Elbit Agreement, and 396,825 shares to be issued to Elbit upon exercise of its warrant;

(g)	9,465,544 ordinary shares issued under the April Investment as well as 4,732,772 shares to be issued upon exercise of the warrants issued to Israeli institutional investors;

(h)	571,429 ordinary shares to be issued to Mizrahi upon exercise of its warrant; and

(i)	800,000 ordinary shares for Ma’aragim.

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

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in April 2009 was 25,525 shares. The high and low bid price of our ordinary shares for the last two years has been $0.07 and $0.54, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

        Due to the current downturn in the world economy which began in 2008, the securities’ markets in general have experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, have been experiencing and may continue to experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

        We may experience a further decline in our share price

        Our share price has declined significantly over the last year and it continues to be affected by the current uncertainty in global economic conditions We cannot assure you that our share price will recover in the coming fiscal year.

General Risks

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased. Legislation, such as the Sarbanes-Oxley Act of 2002, have had the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

        From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 have created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December of 2008 and January of 2009. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy, over the past few years we have acquired two new businesses, Panoptes and ScanMaster, which operate in the fields of optical vision and non-destructive ultrasonic inspection application, respectively.

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

Recent Developments

        Since January 1, 2008, the following important events have occurred:

Appointment of Chief Executive Officer

        Pursuant to David Gal’s resignation as the Company’s Chief Executive Officer, on April 27, 2009 our board of directors approved the appointment of Mr. Ran Eisenberg as our Chief Executive Officer.

Loans

        At the end of March of 2009, following the approval of our audit committee and board of directors, we entered into agreements with each of Bank Hapoalim and Bank Leumi Le Israel in order to receive a credit line for $300,000 each. We are currently fully utilizing each of these credit lines. These two loans, which bear a floating interest rate of LIBOR plus 3.5% and LIBOR plus 3.75%, respectively, are due to be repaid in monthly installments by the end of December 2009. We are currently negotiating with the banks in order to freeze repayment of the principal on the loans until December 31, 2011.

Mivtach Investment

        Mivtach Shamir, our controlling shareholder has tentatively agreed to invest an aggregate amount of $1.8 million as a part of a private placement or rights offering, of which NIS 1,982,000 (approximately $492,000) Mivtach Shamir provided to us by way of a convertible loan during 2009. For more information, see Item 3 – Key Information – Risk Factors – Risks Related to Our Ordinary Shares – “We may require additional financing”.

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

I.	Non–Destructive Automated Inspection Systems Division

The products of ScanMaster Systems (IRT) Ltd., or ScanMaster Ltd., serve the high end of a non-destructive testing, or NDT, market. The company’s products enjoy a high technological barrier to entry that translates into a limited number of competitors in each application niche. In terms of sensitivity, speed, resolution, data acquisition and processing hardware and software as well as in terms of quality and reliability, the company’s products are believed to be well positioned in the industry.

ScanMaster Ltd. has made more than 700 equipment installations in 26 countries, for a total 20-year sales volume exceeding $102million. Typical uses of ScanMaster equipment include the detection and sizing of defects in forged discs used in jet engines, detection of flaws in pipe weld and pipe full body, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

The annual NDT world market for ultra-sonic testing, or UT, equipment is of the order of $500 million in size. The market is divided among North and South America, Europe, and the rest of the world, with each of the three sectors commanding approximately one-third of world sales. Product-wise, the UT market is divided as follows:

—	Consumables, which in the main are transducers and accessories with annual sales of the order of $100 million;

—	Gauges and small portable instruments with estimated annual sales in the range of $200 million; and

—	Full-size instruments, retrofit upgrades of older installed systems and new turn-key inspection systems, altogether comprising an annual turnover of $200 million.

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

        Instrumentation

—	The i – 100 is an advanced instrument for in-factory or mobile inspection. Based on the Windows 2000/XP®, it provides the operator with a flexible platform for inspection combined with reporting, networking and archiving capabilities. The average net transfer price is $22,000.
—	The RPP3 is a high-performance, programmable single channel, square wave ultrasonic pulser-receiver that serves as a low cost, front-end module for ScanMaster’s ultrasonic instruments. The average net transfer price is $3,500.
—	The RPP4 is a high-performance, programmable multi-channel, square wave ultrasonic pulser-receiver that serves as a front-end module to ScanMaster’s ultrasonic instruments. The average net transfer price is $4,200.
—	The UPR-100 is a high-speed, multi-channel programmable data acquisition system specifically designed for demanding industrial ultrasonic inspection procedures. The average net transfer price is $12,000.
—	The swi-100 is a digital ultrasonic instrument which provides the possibility of computer-assisted decision making with on-line UT signal analysis. An advanced ultrasonic instrumentation for inspection and evaluation of spot welds, providing high throughput, high reliability of detection and full documentation capability. The average net transfer price is $20,000.
—	The U/T Mate can convert a computer into a UT instrument by connecting UT/Mate to the universal serial bus, or USB, port. UT/Mate innovatively incorporates powerful features, similar to those available in the upi-100 instrument. The device is ready to use by plugging it to any PC/Laptop USB port. The average net transfer price is $7,000.

        Transducers

—	Transducers High-performance ultrasonic transducers for manual and production-line ultrasonic inspection. The transducer line includes high-sensitivity, high-resolution contact probes, as well as specialty transducers for specific applications. The average net transfer price is $750.
—	Spot Weld Transducers The spot weld, or SW, series of 15 and 20MHz transducers is intended for precise and repeatable inspection and evaluation of spot welds in bonded metal sheets. SW Series transducers have signal resolution, with the controlled water column allowing distinct separation of intermediate echoes for evaluation purposes at less than 0.5mm (0.020”) from the entry surface. High-sensitivity piezoelectric elements provide ultrasonic beam penetration into thick metal sheets. The average net transfer price is $900.

        C-Scan Imaging Systems

All the below systems are fully integrated imaging systems including scanning mechanics, motion control, ultrasonic electronics, and data acquisition and processing software. The ultrasonic electronics provide excellent near- surface flaw resolution, exceptional penetration power, and have a high immunity against electromagnetic noise.

—	LS-200 and LS 200b Series are immersion ultrasonic inspection systems are rugged, reliable systems for multi shift operation in an industrial environment. The average net transfer price is $220,000-$400,000.
—	DS-200i- The DS-200i immersion ultrasonic inspection system is designed for the scanning of oversize parts. It is a rugged, reliable system for multi shift operation in an industrial environment. The high accuracy scanning mechanics have exceptional resolution and repeatability on all the linear and angular axes allowing for scanning of complex parts. The average net transfer price is $600,000.

—	LS-500 The LS-500 immersion ultrasonic inspection system is a modular design allowing for stretching of the tank and scanner to fit the application. The average net transfer price is $170,000.
—	DS-200s The DS-200s Series of ultrasonic squirter systems complements the DS-200 Series of immersion scanners with the high-end capacity required for non-immersion inspection of large-scale parts manufactured from composite materials. Rugged gantry-mounted bridge with dual search tubes provide high-speed inspection within tight tolerance limits for accuracy, repeatability and resolution. Water squirter inspection in operator-selected pulse-echo (P-E) or thru-transmission (T-T) modes. Optional simultaneous P-E and T-T scanning. The average net transfer price is $700,000.
—	LFS – 300 Efficient and reliable ultrasonic inspection of large, rotary-symmetrical forgings and castings, such as forged compressor and turbine disks employed in stationary gas turbines for electric power production. Highly functional and rugged mechanics including a unique servo-driven part rotating platform which allows for chucking parts vertically and accessibility to all surfaces. A selection of special purpose design manipulators mounted on robotic arm can accommodate a high number of transducers allowing enhanced inspection coverage and shorter inspection time. Specially designed transducers are supplied with the systems including: T-R probes with excellent near-surface resolution, high-sensitivity straight and angled longitudinal wave probes and shear wave probes with superior penetration and resolution. The systems are completely integrated and include highly reliable low noise motion control, multi-channel ultrasonic instrumentation and sophisticated motion and data collection software. The average net transfer price is $500,000.

Pipe and plate Inspection

—	AS 200e High-speed, automated multi-channel ultrasonic testing machines for detection, classification and documentation of defects in electrical resistance welded pipes (ERW). The average net transfer price is $350,000.

—	AS 200s High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in submerged-arc welded pipes (SAW). The average net transfer price is $450,000.

—	AS 200p High-speed, automated ultrasonic testing machines for detection, evaluation and documentation of flaws in steel plates and bars. The average net transfer price is $2,000,000.

        Product Inspection Systems

—	AS 280 High-speed, precision inspection machines for detection, evaluation and documentation of flaws in large, thick-walled tubulars. The average net transfer price is $700,000.

        Train Inspection Systems

—	AS 220w Designed for in-service, production line or refurbishment shop type inspections. Fully integrated inspection system. Includes multi-channel ultrasonics, multi axes inspection robot, high load capacity mechanics with multiple transducer heads & advanced software. The average net transfer price is $500,000.
—	AS 220a Fully-computerized automated ultrasonic inspection systems for refurbishment shop of train wheel axles. The average net transfer price is $500,000.
—	SFB-100 High-Speed Rail Inspection System. A fully integrated ultrasonic inspection car fitted with complete mechanical hardware such as transducer sled and a sophisticated couplant provision system. The system includes high volume digital data acquisition, imaging, process and evaluation. Powerful software features include prediction of the inspected part’s degradation and defect propagation, generation of custom & standard reporting and analysis. The average net transfer price is $1,500,000.
—	SFB-50 A Train Rail Inspection System, mounted on a multi purposed car (Hi-Rail) or towed by a service car. Ultrasonic inspection intended for detection, imaging and evaluation of flaws. The average net transfer price is $400,000.

        Software

—	CSI Software C-scan Imaging software designed in collaboration with the major engine manufactures. The average net transfer price is $20,000.
—	AS-200 The AS-200 software is designed to serve the quality assurance requirements of the heavy industry manufacturer. The average net transfer price is $12,500.

b.	Sales and Markets

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

To date, ScanMaster Ltd. has made more than 700 installations in 26 countries. Each territory is covered by a professional representative, who is responsible for pre-sale activity through to warranty service. In addition, the Company conducts its North American operations by way of a fully owned subsidiary.

There is no real seasonality for ScanMaster’s products, though sales usually increase in the second half of the year as organizations hurry to use their entire allocated budget.

Over the past year, the concentration of ScanMaster’s sales have been to Europe, such that it’s sales breakdown is approximately 28% North America, 47% Europe and 25% to the Far East.

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

The two leading companies in the UT market are General Electric Inspection Technologies (GEIT) of the United States which includes Krautkramer and Olympus of Japan which includes RD/Tech, Panametrics and Stavely with total annual sales of UT equipment of approximately $100 million each.

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

Panametrics, Matec and SDI offer complete inspection systems for both immersion and squirter inspection of aircraft and aerospace parts. Boeing (formerly known as McDonnell Douglas) manufactures expensive squirter-based systems for the inspection of large composite aircraft panels and domes. Nutronic (part of Krautkremer, or KK) manufactures squirter-based 3D ultrasonic systems.

Production-line GO/NOGO inspection systems

The market for automatic in-line ultrasonic inspection equipment with accept-reject decision-making capability encompasses such applications as full-body pipe, tube and bars, pipe weld, steel plate, train wheels and rail.

Three companies, Krautkramer, Nutronic (acquired by KK), and Karl Deutsche have traditionally dominated the European and Asian markets for tube and bar inspection equipment based on ultrasonic technologies. In the United States, small companies, including Dapco have been key players.

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

Failure of a single train wheel in service can have catastrophic consequences for train passengers and crew, cargo and the environment. Therefore, train wheels and axles must be inspected both on the production line and again periodically in-service. Phased array technology is penetrated into this market niche by companies such as Krautkramer and IZFP.

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

        IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.5 mm on any web width. The IQ-TEX systems can detect at web speed of up to 800 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

Models

IQ-TEX systems are currently available in IQ-TEX model and also in IQ-TEX Lite model. The IQ-TEX model includes improved capabilities for the detection of defects, as well as additional innovative technologies for system styles tuning and defects sorting. The 2 models cover a full range of applications.

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

Sales by Principal Markets and Activities

In 2004, approximately 27.8% of our consolidated sales were in the United States, approximately 46.9% were in Europe, and approximately 25.3% were in the Far East. In 2005, approximately 31.48% of our sales were in the United States, approximately 21.2% were in Europe, and approximately 46.1% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 29% of our sales were in the United States, approximately 35% were in Europe, and approximately 36% were in the Far East. In 2008, approximately 41.7% of our sales were in the United States, approximately 35.3% were in Europe, and approximately 23% were in the Far East.One customer accounted for 18%, 12% and 15%in each of the years, 2004, and 2005 and 2007 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2004, 2005, 2006, 2007 or 2008. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

c.	Manufacturing for the Web Industry

The principal manufacturing and assembly of our basic systems are conducted by subcontractors. We perform logistics and purchasing activities, integration and final testing in-house. In addition, we perform the software installation and configuration, final hardware configuration, quality control and any special system customization needed for a particular customer. Production is based upon firm customer commitments and anticipated orders and is generally planned one to three months in advance. We contract with third party subcontractors to perform the manufacturing of our systems so that we can focus on design and product development strengths and minimize fixed costs and capital expenditures. Our engineers work closely with subcontractors to increase manufacturing yields, lower manufacturing costs and assure quality. Some of the electronic components included in our product are manufactured especially for us by exclusive suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers. Our reliance on sole suppliers involves several risks, including a potential inability to obtain adequate supplies of these components and reduced control over pricing and timely delivery of these components. We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if our single source supplier ceases to produce these components, we would have to transfer the manufacture of the components to another supplier or suppliers. We estimate that such a transfer would take approximately up to six months and could delay the production and supply of our products, which could harm our results of operations.

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

D. Property, Plants and Equipment

Our facilities, together with ScanMaster Ltd.‘s facilities, are located at 1 Haofe Street, Hasharon Industrial Park, Qadima, P.O.B. 5030, Israel. We do not own any real property. Together we lease approximately 10,435 square feet at our facilities in Israel, at an annual rent of approximately $432,000. Our lease expires in December 2009. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $24,000. This lease expires in October 2010.

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

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data as of and for the year ended December 31, 2004, before the effects of adjustments to retrospectively reflect the discontinued operation (described in financial statements for year ended December 31, 2008 (see note 3a)), is derived from our audited financial statements, which have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers, independent public accountants, and which are included elsewhere in this report. The selected financial data for the years ended December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

	2008*	2007*	2006*	2005*	2004*

(in U.S. thousand Dollars )
Statement of Operations Data:
Net sales	22,100	21,863	16,977	19,579	10,399
Cost of sales	14,549	11,308	12,236	11,633	8,040
Gross profit	7,551	10,555	4,761	7,946	2,359
Research and development expenses, net	4,559	3,313	2,562	2,039	2,456
Marketing and selling expenses, net	5,270	4,885	4,149	3,583	3,491
General and administrative expenses	2,123	1,338	1,870	1,127	1,817
Impairment of goodwill	1,981	-	-	-	-
Reorganization expenses	-	-	200	-	-
Total operating expenses	13,933	9,536	8,781	6,749	7,764
Operating profit (loss)	(6,382)	1,019	(4,020)	1,197	(5,405)
Other income (expenses)	(18)	(1,277)	(5)	7	115
Financing expenses, net	(1,082)	(1,081)	(1,332)	(437)	(365)
Profit (loss) before taxes	(7,482)	(1,339)	(5,357)	767	(5,655)
Taxes on income	11	3	5	4	6
Income (loss) from continuing operations	(7,493)	(1,342)	(5,362)	763	(5,661)
Loss from operations of discontinued component	-	-	(180)	(152)	(244)
Net loss of disposal of discontinued operation	-	-	(551)	-	-
Net loss	(7,493)	(1,342)	(6,093)	611	(5,905)
Basic earnings (loss) per share from continuing
operations(1)	(0.147)	(0.034)	(0.186)	0.029	(0.307)
Diluted earnings (loss) per share from
continuing operations(1)	(0.147)	(0.034)	(0.186)	0.026	(0.307)
Basic earnings (loss) per share from
discontinued operations(1)	-	-	(0.026)	(0.006)	(0.013)
Diluted earnings (loss) per share from
discontinued operations(1)	-	-	(0.026)	(0.005)	(0.013)
Basic earnings (loss) per share(1)	(0.147)	(0.034)	(0.212)	0.023	(0.32)
Diluted earnings (loss) per share(1)	(0.147)	(0.034)	(0.212)	0.021	(0.32)
Weighted average number of shares
outstanding-Basic (1)	50,970	39,393	28,778	26,500	18,724
Weighted average number of shares
outstanding-Diluted (1)	50,970	39,393	28,778	28,421	18,724

	2008	2007	2006	2005	2004

Balance Sheet Data:
Working capital	(4,098)	1,296	(6,073)	21	(2,650)
Total assets	17,201	23,506	19,390	22,064	19,453

Total liabilities	16,828	15,906	18,389	17,965	17,307
Accumulated deficit	(38,771)	(31,278)	(29,936)	(23,843)	(24,454)
Shareholders' equity	373	7,600	1,001	4,099	2,146

(1)     Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

*    The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3(a) to our financial statements for the year ending December 31, 2008, contained elsewhere in this report.

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

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2008*	2007*	2006*

Net sales	100.0	100.0	100.0
Cost of sales	65.8	51.7	72
Gross profit	34.2	48.3	28
Research and development expenses, net	20.6	15.2	15.1
Marketing and selling expenses, net	23.8	22.3	24.4
General and administrative expenses	9.6	6.1	11
Impairment of goodwill	9.0	-	-
Reorganization expenses	-	-	1.1
Total operating expenses	63.0	43.6	51.7
Operating income (loss)	(28.9)	4.7	(23.7)
Other expenses	(0.1)	(5.8)	(0.03)
Financing expenses, net	(4.9)	(4.9)	(7.8)
Income loss before taxes	(33.9)	(6.1)	(31.5)
Income taxes	0.05	0.01	0.03
Discontinued operation	-	-	(4.3)
Net loss	(33.9)	(6.1)	(35.8)

*     The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2008, contained elsewhere in this report.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales

Sales in 2008 increased by approximately 1% to $22.1 million compared with sales of $21.9 million in 2007. We witnessed a growth in sales in the aerospace industry until the fourth quarter while sales in the vision section declined especially during the fourth quarter.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 65.8% in 2008 compared with 51.7% in 2007. The increase in cost of revenues in 2008 was mainly due to inventory write off of $ 1.1 million, reorganization expenses and a decline in the revenues from our vision division which is usually our more profitable division.

Gross Profit

In 2008 our gross profit was $7.5 million as compared to $10.5 million in 2007. Gross profit as a percentage of net sales was 34.2% in 2008 as compared to 48.3% in 2007. The decrease in our gross profit in 2008 was mainly due to a write-off of inventory, a decrease in our vision sales and also due to the decrease of the value of the dollar against the NIS during the first half of 2008.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $4.7 million in 2008 from $3.4 million in 2007, and were offset by Israeli government grants of $0.15 million in 2008 and $0.14 million in 2007. Net research and development expenses in 2008 were $4.5 million compared with $3.3 million in 2007. The increase in the gross research and development expenses was mainly due to the decrease in the value of the dollar against the NIS and due to our efforts to penetrate new markets by adjusting our technology to market demand. For more information, see Item 3, “Key Information – Risk Factors – General Risks”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $5.3 million in 2008, compared to $4.89 million in 2007. The increase in the marketing and sales expenses was primarily due to an increase in sales commissions following the growth in our sales in the NDT market and the decrease in the value of the dollar against the NIS.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 9.6% in 2008 from 6.1% in 2007. General and administrative expenses in 2008 were $2.1 million, compared to $1.34 million in 2007. The increase in expenses in 2008 was primarily attributable to reorganization expenses and provision for doubtful accounts.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2008 and in 2007 were $1.08 million. During 2007 and 2008, we financed our operations using a credit line facility provided to us by our bank.

Profit/Loss

In 2008 we recorded net loss of $7.5 million, as compared to a $1.3 in 2007. This was primarily due to a write-off of goodwill and inventory and an increase in our expenses due to the decrease in the value of US Dollar against the NIS.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Sales

Sales in 2007 increased by approximately 28.8% to $21.9 million compared with sales of $17 million in 2006. This increase was primarily attributable to the growth in the aerospace industry and the changes we made in our sales and marketing department during our recent internal reorganization.

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

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks and from two of our major shareholders Elbit and Mivtach Shamir. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2007 were $1.08 million, compared to $1.33 million in 2006. During 2006 and 2007, we financed our operations using a credit line facility provided to us by our bank. The decrease in financial expenses was primarily due to the improvement in our business results, funds raised during 2007 in private placements and capitalization of certain our loans from shareholders.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.022 to the Dollar to a low of NIS 3.23 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

December 2008	3.981	3.677
January 2009	4.065	3.783
February 2009	4.191	4.012
March 2009	4.245	4.024
April 2009	4.256	4.125
May 2009	4.169	3.958

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2004 - December 31, 2004	4.4820 NIS/$1
January 1, 2005 - December 31, 2005	4.4878 NIS/$1
January 1, 2006 - December 31, 2006	4.4565 NIS/$1
January 1, 2007 - December 31, 2007	4.1080 NIS/$1
January 1, 2008 - December 31, 2008	3.59 NIS/$1

In 2004, the rate of inflation of approximately 1.21% and the Dollar devalued against the NIS by approximately 1.61%. In 2005, the rate of inflation was approximately 2.39% and the rate of revaluation was 5.67%. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. In 2007, the rate of inflation of approximately 3.4% and the Dollar devalued against the NIS by approximately 8.97%. In 2008, the rate of inflation of approximately 3.8% and the Dollar devalued against the NIS by approximately 1.14%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2008.

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

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2008, we had negative working capital of $4.1 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

Our cash and cash equivalents decrease to $0.4 million at the end of 2008 compared to $2.2 million recorded at the end of 2007. Short term restricted deposits increased to $0.7 million at the end of 2008 compared to $0.5 million recorded at the end of 2007. The changes were mainly due to the loss we had during 2008. Some of our sales agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 60% of the guarantee amount. During 2008 we had negative cash flow from operational activity of $1.8 million. The negative cash flow was mainly due to losses we incurred in 2008.

Our inventories decreased from $5.3 million as of December 31, 2007 to $4 million as of December 31, 2008, reflecting the world economic downturn and the decrease in our revenues in the fourth quarter of 2008. We also wrote off some of our inventory as reflected from our future forecast, for more information please review our Financial Statement for 2008. Inventories as a percentage of revenues as of December 31, 2008, decreased to 17.8% compared with 24.2% as of December 31, 2007.

The discussion regarding the Convertible Loan with Mivtach Shamir is hereby incorporated by reference to Item 4, “Information on the Company – Recent Developments”. The discussion on the April Investment, the Amendment Agreement, the April Investment and the Elbit Agreement are hereby incorporated by reference also to Item 10 “Additional Information – Material Contracts”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S. Dollars and for a period of three to 30 months. The interest rates of those loans are according to the market rate.

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

As of May 2009, our research and development staff consisted of 23 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics and ultrasonic development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. Our research and development staff for the web industry consisted of 4 full time employees, and our research and development staff for the ultrasonic industry consisted 19 full time employees. In 2006 our gross research and development expenditures for the web industry were approximately $1.6 million, in 2007 they were $1.5 million and in 2008 they were $1.3 million. These expenditures were partially offset by grants by the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $145,000 in 2006.

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

	2008	2007	2006

(in thousands)
Research and development expenses, net	$4,559	$3,313	$2,562
OCS grants	$152	$141	$145
Gross research and development expenditures	$4,711	$3,454	$2,707

D. Trend Information

The current economic downturn has materially affected our business and we expect to continue to witness a decline in the purchase orders for our products. The economic downturn has caused uncertainty in our markets, and may result in further decreases in capital expenditures.

Our NDT division, which has been responsible for the majority of our revenues over recent years, has suffered a significant decrease in orders. The areas which have been most affected by the global economic downturn are the pipe and plate industries, where orders for which have been particularly affected by the collapse of the US automotive industry. Orders from our customers in the aircraft and aerospace industries have also decreased, though to a lesser degree.

We are witnessing increased interest in national infrastructure projects such as railways and while this has not yet resulted in current orders, we expect that this will have a positive impact on our NDT sales in the medium term.

Our AOI division has also been significantly affected by the global downturn with an almost complete cessation of orders in the woven fabric sector. The non-woven sector has also been affected but to a lesser degree. It is difficult to predict at this stage the extent to which our traditional customers will return to purchase our products in significant amounts.

In 2008 we reduced our inventory by $1.15 million due to the anticipated lower demand for our products and the cancellation of the Indian Project. We adjusted our inventory policy to a more conservative method, such that for the most part we acquire inventory per purchase order, thereby reducing our accumulated inventories.

E. Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, of our company and its subsidiaries.

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2008, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	605	353	252	-	-
Operating Building Lease Obligations	1,333	463	870	-	-

Total	1,938	816	1,122	-	-

G. Safe Harbor.

Not applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2009, our directors, senior managers and key employees were as follows:

Name	Age	Position

David Gal *	52	Chairman of the Board
Ran Eisenberg*	62	Chief Executive Officer
Ofer Sela*	39	Vice President of research & development and Operations
Yaron Menashe*	33	Vice president, Chief Financial Officer and Secretary
Hillel Avni*	70	Vice President of Electronic Inspection Division
Silviu Rabinovich	64	Vice President of UT Sales and Marketing
Amos Uzani*	54	External Director
David Schwartz *	59	External Director
Nir Alon	45	Director
Linda Harnevo*	53	Director
Victor Josebachvili	54	Director

* Beneficially owns less than 1% of our outstanding ordinary shares.

David Gal was appointed as chairman of the board of directors on March 2, 2006, and served as our chief executive officer between the years 2006 and 2009. He served as chairman of the board of directors of Odin Medical Technologies Ltd. since 2005, and from 2001 through 2004 served as its president and chief executive officer. Between 2002 and 2004 Mr. Gal served as the active chairman of the board of directors of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the president and chief executive officer of Wizcom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the chief executive officer of Orbotech Inc., headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance – Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business, and an M.B.A. from the Hebrew University of Jerusalem.

Ran Eisenberg was appointed as our Chief Executive Officer on May 1, 2009. Between the years 2004 and 2007 Mr. Eisenberg served as chief executive officer of Waivon Ltd. Mr. Eisenberg served as CEO of Microsense Ltd. between 2001 and 2004. Prior to this role, Mr. Eisenberg served as CEO of Optibase Ltd. between 1994 and 2004. From 1992 through 1994 Mr. Eisenberg served as group vice president of Elbit Ltd. Mr. Eisenberg holds a B.Sc. in aeronautical engineering from the Technion and an M.B.A from the University of California (UCLA).

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

B. Compensation

During 2008, we paid to all our directors and officers a total of $1.167 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

Following the approval of our audit committee and board of directors, on March 24 2008, our shareholders approved: (A) the following revised terms of compensation for Ms. Harveno: (i) an annual fee of NIS 26,250 (approximately $6,500) + VAT; (ii) payment of NIS 1,360 (approximately $340) + VAT per meeting in which she participates in person; (iii) payment of NIS 816 (approximately $240) + VAT per meeting in which she attends other than in person; (iv) payment of NIS 680 (approximately $170) + VAT per written resolution executed; and (v) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company; and (B) the following terms of compensation for our director, Mr. Victor Josebachvili: (i) an annual fee of NIS 26,250 (approximately $6,562) + VAT; (ii) payment of NIS 1,360 (approximately $340) + VAT per meeting in which he participates in person; (iii) payment of NIS 816 (approximately $240) + VAT per meeting in which he attends other than in person; (iv) payment of NIS 680 (approximately $170) + VAT per written resolution executed; (v) reimbursement of out of pocket expenses incurred in connection with the performance of his services as a director of the Company; (vi) reimbursement for a business class return flight to Israel, for flights taken specifically for the attendance of each of 2 meetings of the Board or other Company business related to service as director and if the Company requires attendance of Mr. Josebachvili in Israel for other meetings or special services, it shall fund such attendance, subject to approval by the chairman of the Board; (vii) reimbursement for up to 2 nights of hotel accommodation per working day, in connection with trips taken to Israel specifically for attendance of meetings of the Board or other Company business related to service as director; and (viii) options to purchase 30,000 ordinary shares of the Company par value NIS 1 at an exercise price of $0.32. 12.5% of the options shall vest immediately upon grant, 12.5% will vest on March 31, 2008, and the remainder shall vest quarterly in equal amounts until October 1, 2009 (provided that Mr. Josebachvilli remains a member of the Company’s board of directors, in which case the vesting shall cease upon cessation of his service on the board of directors), and shall be subject to the Company’s Employee Option Plan (2006).

We paid an aggregate of $42,550 to our serving external directors in 2008.

On February 21, 2006, our shareholders approved the payment to David Gal of a monthly compensation of $13,500 plus Value Added Tax in consideration for his services as the chairman of our board of directors. Additionally, it was approved to lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. Finally, it was also approved to grant Mr. Gal options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the chairman of our board of directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter. Pursuant to his appointment as Chief Executive Officer and following approval of our audit committee and board of directors, our shareholders approved on July 31, 2007, an increase in the monthly fee payable to MEO Consulting, a company controlled by Mr. David Gal, of $21,500 plus VAT to be payable from January 1, 2007. On February 2, 2009 the terms of the agreement with MEO Consulting were further amended by our shareholders such that such that the $21,500 plus VAT shall be made in New Israeli Shekels (NIS) based on a minimum exchange rate of NIS 4.00 to USD 1.00. In April 2009 David Gal resigned as the Company’s Chief Executive Officer. We are currently negotiating the terms of his resignation.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2008.

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

D. Employees

2008

As of December 31, 2008, we employed a total of 103 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of December 31, 2008, we employed 70 full-time persons, out of which 66 were employed in Israel of whom 23 were in research and development, 6 were in marketing and sales, 3 were in customer support, 30 were in operations and 4 were in administration and management.

AOI Division

As of December 31, 2008, we employed 33 full-time persons, out of which 24 were employed in Israel of whom 10 were in research and development, 2 were in marketing and sales, 2 were in customer support, 5 were in operations and 5 were in administration and management.

2007

As of December 31, 2007 we employed a total of 108 full time persons in both of our divisions, as follows:

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

2006

As of December 31, 2006 we employed a total of 103 full time persons in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

        As of December 31, 2006, we employed 58 full-time persons, out of which 56 were employed in Israel of whom 15 were in research and development, 7 were in marketing and sales, 3 were in customer support, 26 were in operations and 5 were in administration and management.

AOI Division

        As of December 31, 2006, we employed 45 full-time persons, out of which 34 were employed in Israel of whom 14 were in research and development, 2 were in marketing and sales, 3 were in customer support, 9 were in operations and 6 were in administration and management.

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

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of May 31, 2009, options to purchase 2,000 of such ordinary shares were outstanding and the remaining options have expired. All of the outstanding options are fully vested and are exercisable at an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2009, options to purchase 1,278,369 of such ordinary shares were outstanding and options to purchase 2,104,794 ordinary shares were available for future grants. 523,639 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period.272,750 of the outstanding options have an exercise price of $0.36 per share. 295,100 of the outstanding options have an exercise price of $0.48 per share 20,852 of the outstanding options have an exercise price of $0.15 per share and 166,027 of the outstanding options have an exercise price of $1 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of May 31, 2009, options to purchase 3,327,484 of such ordinary shares were outstanding and options to purchase 5,437,000 ordinary shares were available for future grants. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 600,000 of the outstanding options have an exercise price of $0.5 per share, 60,000 of the outstanding options have an exercise price of $0.4 per share, 30,000 of the outstanding options have an exercise price of $0.37 per share, 30,000 of the outstanding options have an exercise price of $0.35 per share, 450,000 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of May 31, 2009, 3,044,984 of the options were vested, and the remainder will vest at various dates until February 14, 2011. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to our chairman, Mr. David Gal, have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of May 31, 2009, options to purchase 802,500 of such ordinary shares were outstanding and options to purchase 945,000 ordinary shares were available for future grants. 100,000 of the outstanding options have an exercise price of 0.49 per share, 100,000 of the outstanding options have an exercise price of 0.46 per share, 230,000 of the outstanding options have an exercise price of $0.4 per share, 30,000 of the outstanding options have an exercise price of 0.32 per share, 50,000 of the outstanding options have an exercise price of 0.28 per share and 292,500 of the outstanding options have an exercise price of 0.25 per share. As of May 31, 2009, 78,750 of the options were vested, and the remainder will vest at various dates until August 7, 2012. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of May 31, 2009, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(9)	3,106,436	6.01%
Elbit Ltd. (4)(5)	5,330,182	10.37%
M.S. Master Investments (2002) Ltd. (6)	4,044,833	7.93%
M.S.N.D. Real Estate Holdings Ltd. (4)(7)	14,463,954	29.29%
Shavit Capital Entities (8)	4,761,905	9.06%
All directors and officers as a group (9)	5,870,833	11.38%

The percentages in this table are based on 50,988,701 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)     All of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Nir Alon, in the sum of $1,500,000.

(2)     Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

(3)     Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by MA & AT Handels GmbH.

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

(5)     Includes 396,825 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of May 31, 2009, Discount Investment Corporation Ltd., or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation Ltd., or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

(6)     M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

(7)     Includes 2,000,952 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days. M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

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

As of May 31, 2009, there were a total of 72 holders of record of our ordinary shares, of which 11 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 35.7% of our outstanding ordinary shares.

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

        On November 1, 2007, we executed a new consulting agreement with MA&AT for the provision of consulting services to us, through its designated representative, Mr. Alon. This agreement superseded and replaced the consulting agreement dated May 1, 2006. Pursuant to the agreement, Mr. Alon will promote sales of our UT Products in Europe (excluding France), India and South Africa in consideration for: (i) a monthly fee of $15,000, (ii) a commission on sales made by us of our UT products in Europe (excluding France), India and South Africa, unless Mr. Alon was not involved is such sale, in an amount of 2% of the net sale price of the products, (iii) an additional commission of 1% of gross profit per UT product, (iv) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (v) a car provided for the purpose of fulfilling the consulting services. The agreement also includes a non-competition provision restricting MA&AT and Mr. Alon from competing with us during the term of the agreement and for a year following the termination of the agreement. This new agreement was approved by our audit committee and board of directors on March 24, 2008.

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

        Amendment to the Management Services Agreement with MEO Consulting Ltd.

        At a meeting of our shareholders dated February 15, 2006, our shareholders approved an agreement, between us and MEO, pursuant to which we paid MEO, a monthly fee of $13,500 plus Value Added Tax for Mr. Gal’s services as Chairman of our Board of Directors. At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. Gal as our Chief Executive Officer, in addition to his service as Chairman of our Board of Directors. Due to his additional responsibilities as Chief Executive Officer, our shareholders approved at a meeting held on July 31, 2007 an increase in the monthly fee payable to MEO of $21,500 plus Value Added Tax payable from January 1, 2007 (the “Agreement”). On February 2, 2009, following approval by our audit committee and board of directors, our shareholders approved a further amendment to the Agreement so that payment of the monthly $21,500 plus VAT shall be made in New Israeli Shekels (“NIS”) based on a minimum exchange rate of NIS 4.00 to USD 1.00, such that the Company shall pay MEO the monthly sum of at least NIS 86,000 plus VAT commencing January 1, 2008. In April 2009 David Gal resigned as the Company’s Chief Executive Officer. We are currently negotiating the terms of his resignation.

C. Interests of Experts and Counsel. Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F41.

Export Sales

In 2008, 96.6% of our sales, amounting to $21,342,000 were due to our products being exported outside of Israel.

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

        On November 7, 2007, we received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, we sent a letter to the Fund in which we stated that the Fund had not requested any of these royalties for many years despite our written request to clarify the issue. In our letter we stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to our inquiry. On December 18, 2007, we met with representatives of the Fund to discuss the issue. We have yet to receive a response to the meeting. On November 4, 2007, the Manufacturers Association of Israel (“MAI”) filed a claim with the Tel-Aviv-Jaffa District Labor Court against our company, claiming we have failed to pay MAI its annual handling fees over the past 7 years and claiming NIS 200,000 (approximately $57,143). On December 11, 2007, the court decided that in the absence of any objections from the parties, the claim would be transferred to the Nazereth District Labor Court. A hearing on the matter has been set for May 20, 2008 at the Nazereth District Labor Court. We are required to file our defense by April 30, 2008. We are currently in discussions with MAI to agree a settlement on this matter

        On August 30, 2007, we received notification of a claim filed with the Court of Prato, Italy, by an Italian customer, Microtex Cottonclub S.p.A. (“Microtex”) for damages in the amount of €139,787.97 (approximately $209,682). According to Microtex, we breached an agreement with Microtex, dated June 30, 2005, by failing to supply it with an iTex 3000 system. On March 12, 2008, Microtex executed a settlement agreement with us pursuant to which we agreed to return to Microtex a €13,200 down-payment made by it for the iTex 3000 and Microtex agreed to withdraw the claim.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)

May 2009	0.11	0.09

April 2009	0.11	0.08

March 2009	0.12	0.07

February 2009	0.14	0.08

January 2009	0.16	0.10

December 2008	0.19	0.10

Fourth quarter 2008	0.29	0.10

Third quarter 2008	0.30	0.12

Second quarter 2008	0.40	0.26

First quarter 2008	0.54	0.25

Fourth quarter 2007	0.54	0.35

Third quarter 2007	0.37	0.27

Second quarter 2007	0.38	0.31

First quarter 2007	0.42	0.33

Year ended 2008	0.54	0.10

Year ended 2007	0.55	0.27

Year ended 2006	0.83	0.22

Year ended 2005	0.77	0.44

Year ended 2004	1.65	0.37

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

Agreement with Elbit and the Amendment to Registration Rights Agreement with Elbit

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

April Investment.

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

On January 28, 2008 we entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation paid us $360,000 by February 4, 2008 and paid us the remaining $100,000 owed under the loan by January 28, 2009. A payment of $360,000 was made by the Korean corporation to us on February 4, 2008. The terms for the payment of the purchase price were not changed.

Loans from Bank Hapoalim, Bank Leumi and Mivtach Shamir.

Discussions of these agreements are incorporated herein by reference to the discussion under the caption “Information on the Company – Recent Developments” in Item 4 of this Annual Report.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 27% in the 2008 tax year 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors, share capital including long-term shareholders’ loans, and share capital only), as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Corporate Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7

Over 25% but less than 49%	25%	10

Over 49% but less than 74%	20%	10

Over 74% but less than 90%	15%	10

90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached by us.

Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative benefits track”, or the Alternative Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

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

Subject to certain provisions concerning income subject to the Alternative Track, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

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

Tax benefits are available under the Amendment to production facilities and to other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as the lower of a certain percentage of the company’s production assets before the expansion and a minimal amount of NIS 300,000.

The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and all other areas (“Zone C”), so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

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

Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded as a Foreign Investors’ Company.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, which was effective until 31.12.2007, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is generally required to be withheld at the rate of 12.5%.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2003, 2004, 2005, 2006,2007 and 2008 (the regular rate of corporate tax being 35% in 2004, 34% in 2005, 31% in 2006 and 29% in 2007).

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

        As of December 31, 2008, we had accounts payable in NIS or in funds linked thereto in the amount of $3.4 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $340,000.

Interest Rate Risk

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2008 we had liabilities in the amount of $6.388 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $32,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

    (a)        Our management, including our former chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2007, and December 31, 2008.

	2008	2007

Audit Fees(1)	80,000	70,000
Tax Fees(2)	-	2,500
All Other Fees(3)	1,560	16,200
Audit Related Fees(4)	7,500	-
Total	89,060	88,700

(1)	“Audit fees” consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	“All Other Fees” are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist and other.

(4)	“Audit Related Fees” are fees for reconciliation of our financial reports according to IFRS.

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

The discussion relating to the purchase of our securities by M.S.N.D is incorporated herein by reference to Item 3, “Risk Factors – Risks Related to Our Ordinary Shares”.

ITEM 16F	Changes in Registrant’s Certifying Accountant.

        Not applicable.

ITEM 16G	Corporate Governance.

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

        See pages F-1 to F-41.

ITEM 19.	EXHIBITS.

1.1	Articles of Association, as amended, of the Registrant, incorporated by reference to Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.

1.2	English translation or summary from Hebrew original Memorandum of Association of the Registrant, incorporated by reference to our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

4.1	Amendment No.1 to License Agreement dated June 12, 1996, among the Company, Elbit Ltd. and Dr. Ilan Tamches, dated May 12, 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001.

4.2	Appendix to Agreement dated February 21, 2006, between the Company and Mivtach Shamir Holdings Ltd., incorporated by reference to our Registration Statement on Form F-3, File No. 333-134591, filed with the Commission on May 31, 2006.

4.3	Securities Purchase Agreement among the Company and the Buyers as defined therein, dated April 30, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.4	Registration Rights Agreement among the Company and the Buyers as defined therein, dated April 30, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.5	Form of Ordinary Share Purchase Warrant issued to the Investor parties to the Securities Purchase Agreement, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.6	Registration Rights Agreement between the Company and Elbit Ltd., dated January 1, 2007, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.7	Stock and Loan Purchase Agreement for the sale of Yuravision Co. Ltd. between the Company and the Purchaser as defined therein, dated December 1, 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.8	Employee Retention Agreement among the Company and the Purchaser as defined therein, dated November 29, 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.9	Consulting Agreement between the Company and MA&AT, dated May 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

4.10	Consulting Agreement between the Company and MA&AT, dated November 1, 2007, superseding and replacing the Consulting Agreement dated May 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2007.

4.11	Modification Agreement between the Company and the Purchaser as defined therein, dated January 28, 2008, amending the Stock and Loan Purchase Agreement, dated December 1, 2006 incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2007.

8.1	List of subsidiaries incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006.

10.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2009

ELBIT VISION SYSTEMS LTD. By: /s/ Ran Eisenberg —————————————— Ran Eisenberg Chief Executive Officer

ELBIT VISION SYSTEMS LTD.
(An Israeli Corporation)
2008 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.
2008 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and Accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 and Note 19 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 15, 2009

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2008	2007

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents		409	2,189
Restricted deposit (short term)	14a	700	540
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2008- $685, 2007-$677)		4,872	4,738
Other		616	1,428
Inventories	4	3,946	5,299

T o t a l current assets		10,543	14,194

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,556	1,623
Other long-term receivables and investment	5	137	231

		1,693	1,854

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	6	443	490

OTHER ASSETS (net of accumulated amortization)
Goodwill	18	1,752	3,529
Other intangible assets	7	2,770	3,439

		4,522	6,968

T o t a l assets		17,201	23,506

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2008	2007

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	6,388	4,967
Accounts payable and accruals:
Trade		3,411	3,220
Deferred income	2i	1,526	2,082
Other	15b	3,316	2,629

T o t a l current liabilities		14,641	12,898

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	-	1,000
Accrued severance pay	8	2,187	2,008

T o t a l long-term liabilities		2,187	3,008

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		16,828	15,906

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2008
and 2007
Issued and outstanding:
December 31, 2008 - 50,988,701 Ordinary shares
December 31, 2007 - 50,791,382 Ordinary shares		10,679	10,629
Additional paid-in capital		28,465	28,249
Accumulated deficit		(38,771)	(31,278)

T o t a l shareholders' equity		373	7,600

T o t a l liabilities and shareholders' equity		17,201	23,506

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
dollars in thousands (except per share data)

		Year ended December 31,
	Note	2008	2007	2006

REVENUES:
Sale of products		18,453	18,690	14,527
Services rendered		3,647	3,173	2,470

		22,100	21,863	16,997

COST OF REVENUES:	15d
Cost of products sold		12,358	9,382	10,367
Cost of services rendered		2,191	1,926	1,869

		14,549	11,308	12,236

GROSS PROFIT		7,551	10,555	4,761
RESEARCH AND DEVELOPMENT COSTS - NET	15e	4,559	3,313	2,562
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		5,270	4,885	4,149
General and administrative		2,123	1,338	1,870
Impairment of goodwill	2h	1,981	-	-
Reorganization expenses		-	-	200

OPERATING INCOME (LOSS)		(6,382)	1,019	(4,020)
FINANCIAL EXPENSES - NET	15f	(1,082)	(1,081)	(1,332)

LOSS BEFORE OTHER EXPENSES		(7,464)	(62)	(5,352)
OTHER EXPENSES	15g	(18)	(1,277)	(5)

LOSS BEFORE TAXES ON INCOME		(7,482)	(1,339)	(5,357)
TAXES ON INCOME	12d	11	3	5

LOSS FOR THE YEAR FROM CONTINUED OPERATIONS		(7,493)	(1,342)	(5,362)

LOSS FROM OPERATIONS OF DISCONTINUED COMPONENT	3a	-	-	(180)
NET LOSS ON DISPOSAL OF DISCONTINUED OPERATION	3a	-	-	(551)

LOSS FOR THE YEAR		(7,493)	(1,342)	(6,093)

LOSS PER SHARE FROM CONTINUING OPERATIONS:	2m
Basic		(0.147)	(0.034)	(0.186)

Diluted		(0.147)	(0.034)	(0.186)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:	2m
Basic		-	-	(0.026)

Diluted		-	-	(0.026)

LOSS PER SHARE:	2m
Basic		(0.147)	(0.034)	(0.212)

Diluted		(0.147)	(0.034)	(0.212)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE -
BASIC (IN THOUSANDS)		50,970	39,393	28,778

DILUTED (IN THOUSANDS)		50,970	39,393	28,778

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in Capital*	Other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2005	26,762	4,529	23,324	89	(23,843)	4,099
CHANGES DURING 2006:
Loss for the year					(6,093)	(6,093)
Currency translation differences				(89)		(89)

Total comprehensive income						(6,182)
Employee stock options exercised and paid	182	40	(1)			39
Issuance of share capital and warrants (notes 3b,11a)	2,441	494	1,606			2,100
Beneficial conversion feature (note 9a(3))			900			900
Warrant exercised and paid	131	28	17			45

BALANCE - DECEMBER 31, 2006	29,516	5,091	25,846	-	(29,936)	1,001
CHANGES DURING 2007:
Loss for the year					(1,342)	(1,342)
Issuance of share capital and warrants (note 11a)	21,275	5,538	2,403			7,941

BALANCE - DECEMBER 31, 2007	50,791	10,629	28,249	-	(31,278)	7,600
CHANGES DURING 2008:
Loss for the year					(7,493)	(7,493)
Warrant exercised and paid	197	50	216			266

BALANCE - DECEMBER 31, 2008	50,988	10,679	28,465	-	(38,771)	373

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(7,493)	(1,342)	(6,093)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	1,027	1,241	1,411
Impairment of goodwill	1,981	-	-
Amortization of discount on loan from shareholder	-	1,212	285
Loss from disposal of property	2	-	48
Loss from disposal of discontinued operation	-	-	551
Liability for employee rights upon retirement	179	(182)	118
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(134)	(1,540)	283
Decrease (increase) in other accounts receivable	912	(465)	443
Increase (decrease) in trade accounts payable	191	(282)	1,003
Deferred income	(556)	465	(897)
Increase (Decrease) in other accounts payable	687	(965)	(2,212)
Decrease (increase) in inventories	1,353	(1,331)	591

Net cash used in operating activities	(1,851)	(3,189)	(4,469)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary consolidated for the first time (a)	-	-	-
Disposal of subsidiary (b)	-	-	120
Purchase of property and equipment	(131)	(296)	(130)
Long-term receivables	(6)	400	(101)
Purchase price adjustment of contingent consideration	(204)	-	-
Redemption of (investment in) restricted deposit	(160)	148	1,122
Proceeds from disposal of property and equipment	5	38	30
Funds severance pay	67	268	(258)

Net cash provided by (used in) investing activities	(429)	558	783

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	-	4,521	964
Short-term credit from bank - net	421	(761)	2,281
Proceeds from exercise of options and warrants	79	-	77
Retirement of long-term loan from shareholder	-	-	(27)
Proceeds from long-term loans from shareholder	-	-	1,556
Proceeds from long-term loans from bank	-	-	547
Short-term credit paid to Cornell Capital Partners L.P. - net	-	-	(1,449)

Net cash provided by financing activities	500	3,760	3,949

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	-	-	(89)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,780)	1,129	174
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	2,189	1,060	886 *

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	409	2,189	1,060

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	307	704	415

Income taxes paid - net	11	3	5

* Including cash and cash equivalents from discontinuing operation.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

Year ended December 31, 2006
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

Year ended December 31, 2006
U.S. dollars in thousands

(b) Disposal of subsidiary

Assets and liabilities of the subsidiary at date of
disposal:
Working capital (excluding cash and cash equivalents)	346
Fixed assets	(284)
Long-term receivables	(193)
Other assets	(148)
Long-term loans and other liabilities	232
Goodwill	(1,039)

(1,086)
Less:
Future proceeds from selling the subsidiary	966

(120)

(c)	Supplementary information on financing activities not involving cash flow:

1)	During 2007 $ 1,168,000 worth of shares were released from escrow and $ 1,970,000 long term loan from shareholders were converted into share capital (see Notes 9 a.(2),(3) and 11 a.(4),(5)).

2)	During 2006 part of the acquisition of the subsidiary was made through issuance of share capital in an amount equivalent to $ 543,000.

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

As to Business and Geographical segments – see Note 17.

The Company has sustained significant operating losses in recent periods, which has led to a significant reduction in its cash reserves. As reflected in the accompanying financial statements, the Company's operations for the year ended December 31, 2008, resulted in a net loss of $7,493 thousands. The Company's ability to continue operating as a “going concern” is dependent on its ability to raise sufficient additional working capital. As disclosed in Note 19, management has been attempting to raise capital from banks, current stockholders and potential investors and plans to continue these efforts.The Company expects to use the raised proceeds for working capital purposes.Nevertheless, there are no assurances that the Company will be able to return to positive cash flow before it requires additional cash, which raises substantial doubts about the ability of the Company to continue as a going concern.

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

Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials and spare parts – on moving average basis. Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

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

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to both segments (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. An impairment of $ 1,981,000 resulted from the annual review performed in the year 2008, allocated to the non-destructive automated inspection segment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other assets- Goodwill and Intangible Assets (Cont.)

(2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

i.	Revenue recognition:

1)	Sale of products:

a.	General

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

1)	Sale of products (Cont.):

b.	Acceptance clause, customers’ support service and warranty (Cont.)

ScanMaster (Cont.)

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

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has no past installation experience and sales of products, installation of which the company is well experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

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

When services are not considered essential, the revenue allocable, based on the criteria prescribed in EITF 00-1, to the professional services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2008 and 2007 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

j.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

k.	Advertising expenses

Advertising expenses are expensed as in incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $ 431,000, $ 428,000 and $ 470,000, respectively.

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

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 1,718,749 ordinary shares, which were issued and were placed in escrow were reflected in basic and diluted EPS shares for the year ended December 31, 2006. Total common stock equivalents, related to options and warrants 13,492,331, 16,862,858 and 9,322,308 shares for the years 2008 , 2007 and 2006, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation

In January 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS No. 123(R)”), using the modified prospective application method as its transition method. The Company recognizes $ 188,000 of compensation expenses in 2008 as a result of the application of SFAS 123 (R). Until the adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 11b.

o.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

p.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

q.	Consentration of credit risk

As of December 31, 2008 and 2007, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

r.	Recently issued accounting pronouncements:

FSP 142-3

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. The Company is currently evaluating the impact that FSP 142-3 will have, if at all, on its consolidated financial statements and disclosures.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”(“FSP EITF 03-6-1”). FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128", and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Recently issued accounting pronouncements (Cont.):

FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company is currently evaluating the impact that the adoption of FSP EITF 03-6-1 will have on its consolidated financial statements but believes that its effect will be immaterial due to immaterial use of instruments within the scope of the FSP.

EITF Issue No. 07-5

In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”. The Consensus was reached on the following three issues:

1. The way an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2. The way the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3. The way an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Company is currently evaluating the effect of EITF 07-5 and has not yet determined the impact of the consensus on its financial position or results of operations.

FSP FAS 157-4

In April 2009 the FASB issued FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is Effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly.

The Company is currently evaluating the impact that this FSP will have, if at all, on its consolidated financial statements and disclosures but believes that its effect will be immaterial.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Initial adoption of new standards:

FAS 157-3

In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

The Company’s Assumptions and Nonperformance and Liquidity Risks – The use of the Company’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates” is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

The adoption of FSP FAS 157-3 did not have any significant impact on the consolidated results of operations or financial position of the Company

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

Consideration for assignment of the Loan was subject to reduction in the event that certain key employees of Yuravision terminated their employment; provided that the Korean corporation was unable to find replacements using the services of an employment agency. Subsequently, all of the key employees terminated their employment with Yuravision, however, the Company claimed that the Korean corporation did not diligently use the services of the employment agency in order to find replacements.

On January 28, 2008 the Company entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation paid to the Company $360,000 on February 4, 2008 and paid the remaining $100,000 owed under the loan in January 2009. The terms for the payment of the purchase price were not changed.

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

Yuravision is classified as discontinued operation in the consolidated financial statements and its results of operation and financial position are separately reported for all periods presented. Summarized financial information for Yuravision is as follows:

Year ended December 31
2006
$ in thousands

Revenues	707
Cost of revenues	345

Gross profit	362
Research and development costs, net	207
Marketing and selling expenses	48
General and administrative expenses	319

Operating loss	(212)
Financial expenses	(66)
Other income	98

Net loss of discontinued operation	(180)

b.	Acquisition of Panoptes Ltd.

In February 2006, the Company acquired business, assets and liabilities of Panoptes Ltd., and its subsidiary acquired 100% of the shares of Panoptes Ltd. Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

The total consideration of acquisition of Panoptes Ltd. amounted to $ 622,000 (including estimated direct transaction costs amounting to $ 79,000). The Company issued 800,000 ordinary shares amounted to $ 543,000 and , subject to certain instances, paid cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder (see Note 10a5)).

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES

	December 31
	2008	2007
	$ in thousands

Raw materials	2,384	2,962
Work in process	1,472	1,482
Finished products	90	855

	3,946	5,299

The balances are net of write-down of $1,150,000 and $463,000 as of December 31, 2008 and 2007, respectively.

NOTE 5 – OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2008	2007
	$ in thousands

Deposits on leased vehicle (see also Note 10b2))	76	70
Investment (1)	61	61
Future proceeds from selling the Yuravision	-	100

	137	231

(1)	On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. (“MCL”) into 197,217 ordinary shares of MCL. As of December 31, 2008 the Company holds 4% of MCL’s ordinary shares.

NOTE 6 – PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2008	2007
	$ in thousands

Machinery and equipment	2,891	2,791
Leasehold improvements	271	254
Office furniture and equipment	427	418
Vehicles	62	62

	3,651	3,525
Less - accumulated depreciation and amortization	3,208	3,035

	443	490

b.	Depreciation and amortization expenses totaled $ 173,000, $ 222,000, and $191,000, in the years ended December 31, 2008, 2007 and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2008	2007	2008	2007
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,828	2,828	1,385	1,000
Customer relations	1,599	1,599	775	566
Distribution network	338	338	147	113
Brand name	489	489	177	136
Backlog	414	414	414	414

	5,668	5,668	2,898	2,229

Amortization expenses totaled $ 669,000, $ 659,000 and $ 669,000, in the years ended December 31, 2008, 2007, and 2006, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2008:

$ in thousands

Year ended December 31:
2009	669
2010	669
2011	366
2012	366
2013	366

NOTE 8 – ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 441,000, $ 14,000 and $ 165,000 in the years ended December 31, 2008, 2007, and 2006, respectively. The earnings (losess) on the amounts funded were ($ 111,000), $ 52,000, and $ 102,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2008	2007
	$ in thousands

Loans from banks(1)	-	1,000
Other liabilities:
Loans from shareholders(2),(3)	-	-

	-	1,000

(1)	In August 2005 the Company entered into an agreement with bank Mizrahi, pursuant to which the Company received in 2005 a credit line for the aggregate amount of $ 2,000,000 (see Note 11c).

In June 2007 the Company terminated the abovementioned agreement and entered into a new agreement with bank Leumi for a credit line amounted to $ 2,500,000. The credit line is secured by a first ranking floating charge on all of the Company’s assets and all the assets of ScanMaster.

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

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2008	2007
	$ in thousands

2008	-	1,000
2009	-	-
2010	-	-
2011 and thereafter	-	-

	-	1,000

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

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

Royalty expenses to the Government of Israel totaled $ 224,000, $ 266,000 and $ 259,000 in the years ended December 31, 2008, 2007 and 2006 respectively and are included in the statements of operations among cost of revenues.

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

The maximum royalty amount payable the Company expect to pay to the Government of Israel under 1 and 2 above ,at December 31, 2008 is approximately $ 919,000.

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

The royalty expenses totaled $ 20,600 in the year ended December 31, 2006, and are included in the statements of operations in cost of revenues.

No expenses were recorded in the years ended December 31, 2008 and 2007.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Royalties (cont.)

4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses amounted to $ 17,000, $ 34,000 and $ 28,000 in the years ended December 31, 2008, 2007 and 2006, respectively, were included in the statements of operations in cost of revenues.

5)	As part of acquisition of Panoptes Ltd. (see Note 3b.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS’s optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The Company paid to Ma’aragim royalties $ 204,000, $ 155,000 and $ 109,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

b.	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2009 with extended options for another 3 years.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2008, are as follows:

$ in thousands

Year ending December 31:
2009	463
2010	406
2011	464

1,333

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 474,000, $ 331,000, and $ 514,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2009 – 2011 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2008, are as follows:

$ in thousands

2009	353
2010	192
2011	60

605

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 76,000. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2008, 2007 and 2006, amounted to $ 516,000, $ 430,000 and $ 299,000 respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Guarantees

As of December 31, 2008, the Company provided guarantees in the aggregate amount of $1,828,000 to its customers in order to secure the Company’s commitments under its sales agreements. The guarantees are usually secured by cash advances received from the said customers.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

2)	Cont.

c)	Cont.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

3)	In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company’s ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years.

4)	On June 21, 2007, following the approval of the Company’s board of directors and the Company’s audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company’s shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company’s ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company’s ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date.

5)	On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. (“Mivtach”) provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company’s ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach assigned their right to receive shares from the Company, under the convertible loan and warrant, to M S N D Real Estate Holding Ltd. (“M.S.N.D.”). On June 21, 2007 the Company executed an agreement with M.S.N.D., which was approved by the Company’s shareholders in a meeting held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full loan amount by no later than August 1, 2007 (a) Mivtach will be issued with 9,523,810 of ordinary shares; and (b) Mivtach will receive a 4-year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of the Company’s issued and outstanding share capital.

M.S.N.D. also completed the purchase of 2,939,192 of the Company’s ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company's former CEO.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company. The 1996 plan was valid for ten years and expired in February 2006, except for option awards outstanding on that date.

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

During 2007 and 2008 no options were exercised.

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

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2008		2007		2006
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	5,010,352	$0.79	4,888,686	$0.83	4,551,596	$0.86
Changes during the year:
Granted (1)	547,500	0.34	350,000	0.42	777,500	0.69
Exercised	-	-	-	-	(183,797)	0.21
Forfeited	(147,500)	1.34	(228,334)	1.19	(256,613)	1.21

Options outstanding at end of year	5,410,352	0.69	5,010,352	0.79	4,888,686	0.83

Options exercisable at year end	4,402,102	$0.77	3,962,739	$0.85	3,663,176	$0.90

Weighted average fair value of options
granted during the year (2)	$0.30		$0.35		$0.64

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

2)	Options granted to employees (cont.):

(1)	Options granted in 2008, 2007 and 2006 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2008 and 2007 and the Binomial lattice model in 2006, with the following weighted average assumptions:

	Year ended December 31
	2008	2007	2006

Dividend yield	0%	0%	0%

Expected volatility	126%	140%	102%

Risk-free interest rate	3.48%	4.15%	4.7%

Expected life - in years	6.5	6	6

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans (Cont.):

2)	Options granted to employees (Cont.):

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2008:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2008	Weighted average remaining contractual life	Number exercisable at December 31, 2008	Weighted average remaining contractual life
$		Years		Years

0.15-0.32	968,805	3.58-9.60	417,555	3.58-8.75
0.35-0.46	722,750	2.06-9.12	342,750	2.06-8.94
0.48-0.70	1,173,297	3.20-9.01	1,098,297	3.20-9.01
0.75-0.85	1,084,334	4.89-8.29	1,084,334	4.89-8.29
1.00-1.25	1,461,166	1.39-5.95	1,461,166	1.39-5.95

	5,410,352		4,404,102

c.	Options issued to consultants

In September 2005, the Company issued 571,429 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement (see also Note 9). During November 2006, the Company’s board of directors approved to change the exercise price to $0.5.

All those warrants were granted above market value and the Company recorded expenses according to SFAS 123. The warrants will expire in September 8, 2009.

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

On February 26, 2008, the Israeli Parliament ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered on a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

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

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. For 2008 the corporate tax rate was 27% and it will gradually decrease from 26% in 2009 to 25% in 2010.

b)	Non Israeli subsidiaries

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

Tax exemption during the period of benefits – 7 years – commencing in the first year in which ScanMaster earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

Tax exemption on income from approved enterprises in respect of which ScanMaster have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively.

The period of tax benefits in respect of the first approved enterprise has expired.

The period of tax benefits in respect of the second approved enterprise expired in 2008. The third approved enterprise has not yet been activated.

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

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Loss before taxes on income	(7,482)	(1,339)	(5,357)

Theoretical tax benefit on the above amount	(2,020)	(388)	(1,661)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	2,020	388	1,661
Other	11	3	5

Actual tax expense	11	3	5

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME (cont.)

e.	Deferred Taxes

1)	The Company has approximately $ 32 million unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2008 and 2007.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2008	December 31, 2007
	$ in thousands	$ in thousands

Provision for vacation pay	90	87
Accrued severance pay	91	42
Carryforward tax losses	1,139	858
Research and development costs	653	417
Less - valuation allowance	(1,973)	(1,404)

	-	-

The deferred taxes are computed at the average tax rate of 26% – 27%.

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 46 million at December 31, 2008.

g.	Tax assessments

The tax assessments of the Company and ScanMaster Ltd. through the tax year 2003 are deemed final.

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

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

As of December 31, 2008, the bank deposits amount to $ 700 thousands, out of which $ 121 thousands are linked to the dollar and $ 579 thousands are linked to the Euro; The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

NOTE 15 – SUPPLEMENTARY INFORMATION:

			December 31
			2008	2007
			$ in thousands

a.	Accounts receivable

	1)	Trade - allowance for doubtful accounts:

		Balance at beginning of year	677	936
		Charged to statement of operations	8	(84)
		Write-off of uncollectible amounts	-	(175)

		Balance at end of year	685	677

	2)	Other:

		Employees	36	60
		Prepaid expenses	118	378
		Israeli Government departments and agencies	362	324
		Receivables from selling the Yuravision	100	360
		Advance to agent	-	275
		Sundry	-	31

			616	1,428

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY INFORMATION (Cont.)

b.	Accounts payable and accruals – other:

	December 31
	2008	2007
	$ in thousands

Employees and employee institutions	732	535
Israeli Government departments and agencies	918	1,005
Provision for vacation and recreation pay	550	588
Provision for product warranty	255	218
Liability for commissions to agents	287	108
Accrued expenses and sundry	574	175

	3,316	2,629

c.	Credit from banks

Composed as follows:

	% interest rate as of December 31, 2008	December 31
		2008	2007
		$ in thousands

Unlinked credit from bank	7	408	504
Short-term loans from banks:
Linked to the dollar	5	4,444	3,793
Linked to the Euro	5	1,536	670

		6,388	4,967

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,930,000. As of December 31, 2008 the Company uses $ 3,916,000 of the said credit; to secure the credit facilities, the Company registered a first ranking floating charge on all of the Company’s assets and all the assets of ScanMaster and a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14).

d.	Cost of revenues

	Year ended December 31
	2008	2007	2006
	$ in thousands

Industrial operations:
Materials consumed	7,787	4,202	5,636
Payroll and related expenses	3,120	2,776	2,745
Subcontracted work	519	247	253
Depreciation and amortization	571	579	579
Other production expenses	2,311	1,873	2,267
Royalties (see Note 10a)	241	300	287
Increase in inventories	-	1,331	469

	14,549	11,308	12,236

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY INFORMATION (cont.):

e.	Research and development expenses:

Total expenses	4,711	3,454	2,707
Less - grants and participations (see Note 10a1)	(152)	(141)	(145)

	4,559	3,313	2,562

f.	Financial expenses, net

	Year ended December 31
	2008	2007	2006
	$ in thousands

Income:
Interest in respect of bank
Deposits and securities	26	62	44
Exchange differences	-	48	-
Other	-	-	9

	26	110	53

Expenses:
Interest
In respect of liability to related parties	4	360	460
In respect of credit from banks	537	747	695
Exchange differences	555	-	215
Other	12	84	15

	1,108	1,191	1,385

	(1,082)	(1,081)	(1,332)

g.	Other expenses

	Year ended December 31
	2008	2007	2006
	$ in thousands

Write off of discount on convertible loan associated with beneficial conversion feature (see note 9a.(3))	-	(1,047)	-
Other	(18)	(230)	(5)

	(18)	(1,277)	(5)

NOTE 16 – RELATED PARTIES

	2008	2007	2006
	$ in thousands

Marketing and selling	250	120	92

General and administrative	302	278	322

Financing expenses on long-term loan
granted by shareholders - see Note 9a.	4	360	29

Other expenses	30	1,047	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

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

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2008:
Revenues from unaffiliated customers	6,406	15,694	22,100
Total Consolidated revenues			22,100

Segment Operating loss	(1,884)	(4,311)	(6,195)
Unallocated corporate expenses			(187)

Operating loss			(6,382)

Segment assets	3,683	13,502	17,185
Other unallocated amounts			16

Consolidated assets at the year end			19,252

Expenditures for segment assets	37	96	133

Total depreciation and amortization	392	2,431	2,823

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – BUSINESS AND GEOGRAPHICAL SEGMENTS (cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2008	2007	2006
	$ in thousands

U.S.A.	6,758	6,341	4,178
Europe	10,189	7,756	7,370
Other (mainly Japan and China)	5,153	7,766	5,449

	22,100	21,863	16,997

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2008	2007
	$ in thousands

Israel	4,935	7,437
U.S.A.	30	21

	4,965	7,458

NOTE 18 – GOODWILL

As part of the acquisition of ScanMaster, the Company recognized goodwill of approximately $3.6 million relating to the Non-destructive automated inspection division. During 2008, the Company assessed the value of the Non-destructive automated inspection division and determined that based on the general current financial condition and the specific state of this division it would be appropriate to write-off approximately $2 million of the value of the goodwill acquired in the ScanMaster acquisition.

As a result of a purchase price adjustment, relating to the acquisition of Panoptes, the Company recognized goodwill of approximately $0.2 million during 2008.

NOTE 19 – SUBSEQUENT EVENTS

At the end of March of 2009, following the approval of the Company’s audit committee and board of directors, the Company entered into agreements with each of Bank Hapoalim and Bank Leumi Le Israel in order to receive a credit line for $300,000 each. These two loans, which bear a floating interest rate of LIBOR plus 3.75% and LIBOR plus 3.5%, respectively, are due to be repaid in monthly installments by the end of December 2009.

Mivtach Shamir (the Company's controlling shareholder) has tentatively agreed to invest an aggregate amount of $1.8 million as a part of a private placement or rights offering, of which NIS 1,982,000 (approximately $492,000) Mivtach Shamir provided to the Company by way of a convertible loan during 2009. The terms of the loan conversion and repayment of the remaining investment amount are currently being negotiated by Mivtach Shamir and the Company's management. The remaining investment amount and the conversion of the loan is contingent upon Bank Leumi Le Israel and Bank Hapoalim agreeing to restructure the Company's debt to them such that the repayment of the principal on the loans will be frozen until December 31, 2011. If the Company does not receive such approval from the banks and fail to receive the $1.3 million from Mivtach Shamir, the Company believes that its current assets, together with anticipated cash generated from operations and available credit lines, will be insufficient to meet the Company's cash requirements for working capital and capital expenditures for twelve months from July 2009.