Form 20-F
period 2009-12-31
ELBIT VISION SYSTEMS LTD
filed 2010-07-15
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File No.
________________________

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)
________________________
N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900
(Address of principal executive offices)
________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, nominal value 1.00 New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)
________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

 69,652,779 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes           ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes           ☑ No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

☐ Yes           ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes           ☑ No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under "Item 3. Risk Factors", "Item 5. Operating and Financial review and Prospects" and elsewhere in this Annual Report, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or other future financial performance, and are identified by words such as "may", "will", "should", "expect", "scheduled", “project”, “plan”, “intend”, "anticipate", "believe", "estimate", "aim", "potential", or "continue". These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements.

Assumptions relating to forward-looking statements involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under Item 3. Risk Factors, Item 5. Operating and Financial Review and Prospects, and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission or SEC.

To the extent that this Annual Report contains forward-looking statements, as distinct from historical information, we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to tall forward-looking statements.

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

PART I		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	7
	RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4.	INFORMATION ON THE COMPANY	16
	HISTORY AND DEVELOPMENT OF THE COMPANY	16
	BUSINESS OVERVIEW	19
	ORGANIZATIONAL STRUCTURE	29
	PROPERTY, PLANTS AND EQUIPMENT	30

ITEM 4A.	UNRESOLVED STAFF COMMENTS	30

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
	SELECTED FINANCIAL DATA	30
	OPERATING RESULTS	34
	LIQUIDITY AND CAPITAL RESOURCES	39
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	40
	TREND INFORMATION	41
	OFF-BALANCE SHEET ARRANGEMENTS	41
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	42

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	DIRECTORS AND SENIOR MANAGEMENT	42
	COMPENSATION	44
	BOARD PRACTICES	44
	EMPLOYEES	47
	SHARE OWNERSHIP	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
	MAJOR SHAREHOLDERS	51
	RELATED PARTY TRANSACTIONS	52

ITEM 8.	FINANCIAL INFORMATION	56
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
	SIGNIFICANT CHANGES	57

ITEM 9.	THE OFFER AND LISTING	57
	OFFER AND LISTING DETAILS	57
	MARKETS	57

ITEM 10.	ADDITIONAL INFORMATION	59
	MEMORANDUM AND ARTICLES OF ASSOCIATION	59
	MATERIAL CONTRACTS	63
	EXCHANGE CONTROLS	64
	TAXATION	65
	DOCUMENTS ON DISPLAY	75

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	76
	FOREIGN CURRENCY EXCHANGE	76
	INTEREST RATE RISK	77

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risk factors related to our business:
•	history of losses;
•	necessity of expansion into new markets; pursuit of business to acquire;
•	reliance on a limited number of key customers;
•	reliance on a limited number of key subcontractors and suppliers;
•	lengthy sales cycle;
•	competitiveness of automated visual inspection market;
•	fluctuations in the market;
•	long payment cycle;
•	market acceptance of products;
•	flaws in our manufacturing;
•	reliance on international sales; changes in domestic and foreign regulation;
•	uncertainty of global economic conditions
•	rapid technological change;
•	additions or departures of key personnel;
•	difficulty of penetrating new markets;
•	difficulty in protecting intellectual property;
•	involvement in litigation.

Risks related to our ordinary shares:
•	need for additional funding;
•	prohibitively large number of ordinary shares;
•	dilution of ordinary shares;
•	downward pressure on share price;
•	restricted ability to acquire with ordinary shares;
•	fluctuations in share price resulting from limited trading volume;
•	“penny stock” sale risks;
•	difficulty of trading on the OTC bulletin board;
•	volatility in the stock market.
•	further decline in share price

General Risks:
•	conditions in Israel;
•	differentials in the rate of currency exchange and inflation;
•	Israeli government grants, programs and tax benefits; and
•	enforceability of foreign judgments by Israeli courts.

These risk factors are discussed in further detail below:

Risk Factors Related to our Business

We have a history of losses and may not be profitable in the future.

Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million and $7.7 million in 2004, 2006, 2007, 2008, and 2009 respectively.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel BM and Bank Hapoalim (the "Banks"). Although the terms of the restructure agreement were favorable to the company, there is no guarantee that we will be able to comply with the repayment terms and/or be profitable in the future. Our current assets, together with anticipated cash generated from operations and available credit lines, may be insufficient to meet our cash requirements for working capital and capital expenditures for twelve months from July 2010, and we may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern. There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Bank, see Item 4 - Information on the Company -"Recent Developments – Loans".

We intend to continue pursuing businesses to acquire in order to expand our business into new markets.

In the past, the majority of our revenues were generated from sales to the textile industry, which proved to be insufficient to generate significant net profits. As a result, we attempted to penetrate the ultrasonic industrial inspection industries through our purchase, in 2004, of ScanMaster Systems (IRT) Ltd. ("ScanMaster"). Our expectations for ScanMaster were not met and, as a result, in June 2010, we sold ScanMaster (the "ScanMaster Transaction"). Our current business strategy includes selective expansion into other related markets through the acquisition of additional businesses and technologies. Our future success and growth depends upon our successful penetration of these new markets.

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

More specifically, should we fail to develop products which provide the necessary standards of inspection,  given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business. For further information, see Item 4, “Information on the Company -- History and Development of the Company”; Item 4- Information on the Company-"Recent Developments- ScanMaster Transaction"; and Item 10, “Additional Information - Material Contracts”.

We rely on a small number of customers for a significant portion of our revenues.

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2007 and 2008, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007 and 2009, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. In 2007 we had one customer that accounted for more than 10% of our net sales in the field of non-destructive automated inspection systems. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

Competition in the automated inspection industry is intense.  If we are unable to distinguish our products as superior to those of our competitors, our business may be seriously harmed.

Several companies working with the textile, non-woven and technical fabric industries have developed products with similar visual inspection or quality monitoring capabilities, such as BarcoVision, IsraVision and Cognex.

It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them. The competition for the development and sale of advanced automated inspection systems in other industries and for other applications is also intense. To the extent that providers of automated inspection systems may choose to focus on or develop advanced automated inspection technology for the industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the industries in which we operate or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. There can be no assurance that our potential competitors will not develop products that will render our products less competitive. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have.

Fluctuations in the market may create periodic increases in expenses and/ or reductions in demand that would be difficult to offset.

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

General economic conditions may adversely affect the Company’s results.

Current uncertainty in global economic conditions, including the disruption in financial and credit markets, pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the situation continues or worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

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

Our success depends in a large part on certain of our personnel, including our sales representatives, executive, research and development personnel and our technical staff. The loss of the services of these personnel would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as needed.

We may not be able to protect our intellectual proprietary rights.

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We hold a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights for Textile Industry”.

We may become involved in litigation.

From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. In the first half of 2010, we have received several threatened litigation letters from our suppliers and suppliers of ScanMaster and certain suppliers commenced litigation. Following the ScanMaster Transaction, ScanMaster is in the process of resolving the claims of its suppliers and pursuant to the terms of the ScanMaster Transaction, ScanMaster has agreed to indemnify us for any losses that we incur arising out of claims by ScanMaster suppliers. We are also in the process of resolving all claims brought by our suppliers. If, however, we or Scanmaster are unable to quickly resolve these disputes, such matters may become time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. For more information, see Item 8, “Financial Information -- Litigation”.

Risk Factors Related to Our Ordinary Shares

We may require additional financing.

In the fourth quarter of 2009, our then controlling shareholder, Mivtach Shamir ("Mivtach") through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of approximately $1.8 million in our company. Mivtach invested approximately $1.2 million in cash and an additional approximately $627,000 through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and we have entered into an agreement with Mivtach pursuant to which we will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. We will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of June, 2010, hold an aggregate of approximately 47% of our shares. Nevertheless, there is no guarantee that the recent measures taken to restructure our debt will be sufficient to continue running our operations, and we may determine that it is in our best efforts to sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 4. "Information on the Company- Recent Developments"and Item 7, "Major Shareholders and Related Party Transactions-Related Party Transacations.

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of June 30, 2010:
•	69,652,779 of our shares were outstanding;
•	16,679,412 warrants held by institutions and major shareholders (including our current Chief Executive Officer and Chief Financial Officer; and
•	4,350,463 options held by employees and former employees.

As of June 30, 2010 a total of 90, 607,654 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 43,388,797 are held by affiliates out of which 180,250 have been registered under registration statements which we have filed.

Should the convertible securities be exercised or the registered shares be sold, the increase in the number of our shares in the market could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2009 was 18,700 shares. The high and low bid price of our ordinary shares for the last two years has been $0.05 and $0.4, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are shares:

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

Due to the current downturn in the world economy which began in 2008, the securities' markets in general have experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they have been experiencing and may continue to experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

Risks Related to Doing Business in Israel

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 have created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We have recently commenced utilizing foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

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

Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

We have historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy we acquired two businesses, Panoptes and ScanMaster, which operate in the fields of optical vision and non-destructive ultrasonic inspection application, respectively.

In September, 2004, we completed the acquisition of ScanMaster, a company that develops, manufactures and markets automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe, plate and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and has an installed base of more than five hundred field-proven systems and instruments.,

In January 2006, we, together with our subsidiary ScanMaster, consummated the acquisition of the business, assets, and shares of Panoptes, an innovator of machine vision systems for surface inspection, technical fabrics, textiles, glass and other woven materials.

Due to the economic downturn, large capital investment required by the industry coupled with the long payment cycle, in June 2010, we sold ScanMaster and substantially all of the assets of ScanMaster Inc. to a group of purchasers including our former chief executive officer and chairman of the board, David Gal and Ofer Sela, our former executive vice president, R&D Operations.

In June 2004, we purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision, which was later amended on January 28, 2008. For more information see Item 10, “Additional Information -- Material Contracts”.

Recent Developments

Since January 1, 2009, the company has experienced the following significant developments:

Sale of ScanMaster

In June 2010, pursuant to a series of agreements, we completed the sale of ScanMaster to a group of purchasers led by David Gal, our former chief executive officer and chairman of our board of directors, and Ofer Sela, who previously served as our executive vice president, research and development (the "ScanMaster Transaction").  In connection with the ScanMaster Transaction, we entered into a share purchase agreement (the "ScanMaster SPA") pursuant to which the purchasers purchased all of the issued and outstanding shares of ScanMaster, ScanMaster repaid us an outstanding debt in the amount of approximately $550,000, $200,000 of which was paid directly to our then landlord in connection with our lease termination. For more information, see Exhibit 4.6. Immediately prior to the ScanMaster transaction, ScanMaster transferred to us all of the issued and outstanding share capital of its wholly owned subsidiary Panoptes Ltd, for NIS 1.  We also entered into an asset and liablity re-allocation agreement (the "Re-Allocation Agreement"), with ScanMaster, pursuant to which the two companies agreed to re-allocate their assets and liabilities so that each party will fully own and be fully responsible for its respective business following the sale of ScanMaster. Additionally, we entered into a creditor agreement with ScanMaster (the "Creditor Agreement"), pursuant to which ScanMaster agreed to repay us an additional amount of $675,000 in debt over a period of ten (10) years commencing January 1, 2011, in equal quarterly installments with interest set at the U.S. Dollar annual LIBOR rate (the "Long-Term Debt").  Additionally, under the terms of the Creditor Agreement, should ScanMaster fail to engage in any rail inspection projects for a consecutive two year period within the ten year repayment period, we will forgive up to $450,000 of ScanMaster's Long-Term Debt to the company. For more information on the ScanMaster SPA, the Re-Allocation Agreement and the Creditor Agreement, see Item 7. Major Shareholders and Related Party Transactions (Section B).

Sale of the assets of IRT ScanMaster Systems Inc.

One of the conditions for the completion of the ScanMaster Transaction was the execution of an agreement with ScanMaster for the sale of all of the assets and liabilities of our US subsidiary IRT ScanMaster Systems Inc. ("Scan Inc."). Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster.  The sale of the assets of Scan Inc. is expected to be completed in the third quarter of 2010.

Restructuring of our Bank Debt

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr, Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which is scheduled to commence on January 1, 2013, provided that we meet certain milestones set by the Banks. Further, Mr. Cohen and Mr. Menashe each agreed to postpone our payment of the first $50,000 of their salaries until July 2011, at which time we shall commence payment of $50,000 in three equal monthly installments to each of Mr. Cohen and Mr. Menashe.

Mivtach Investment and Loan

In the fourth quarter of 2009, our then controlling shareholder, Mivtach, through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of $1.8 million in our company. Mivtach invested $1.2 million in cash and an additional $627,000 through the conversion of outstanding loans plus interest.

Mivtach also loaned us an aggregate of approximately US$850,000 during the first quarter of 2010, and in June 2010, we executed an agreement with Mivtach pursuant to which we agreed to repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate. In the event that prior to the repayment of the loan to Mivtach, a liquidator or receiver is appointed for ScanMaster as part of liquidation proceedings, the remaining debt to Mivtach will be reduced by 50%.

Appointment of Chief Executive Officer

Pursuant to David Gal's resignation as our chief executive officer, on April 27, 2009 our board of directors approved the appointment of Mr. Ran Eisenberg as our chief executive officer. Mr. Eisenberg served as our chief executive officer until February 15, 2010 at which time Mr. Gal Barak was appointed as chief executive officer of the company. In June, 2010, following the closing of the debt restructuring with the Banks and the ScanMaster Transaction, Mr. Barak resigned as our chief executive officer and Sam Cohen commenced his service as our chief executive officer.

Significant Reduction in Force

In March 2009, due to a decline in our sales coupled with our distressed financial condition, we implemented a reduction in force during which we terminated fifteen of our employees (including certain employee of ScanMaster).  In November 2009, we terminated an additional eleven employees (including certain employees of ScanMaster) and in March 2010, we terminated a further twenty employees (including certain employees of ScanMaster).

Termination of Lease in Kadima

The terms of the lease for our facilities in Kadima were scheduled to terminate in December 2009. In August 2009, we extended the term of this lease until December 2012. In June 2010, we executed an amendment to the lease agreement pursuant to which the term of the lease expired on June 30, 2010. In consideration for the reduced term and as payment for past unpaid rental amounts, we paid the lessor approximately $376,000 out of which approximately $176,000 was paid out of an existing bank guarantee and $200,000 was paid by ScanMaster as part of the debt repayment under the ScanMaster SPA.

New Controlling Shareholders

In June 2010, our former controlling shareholder, Mivtach, transferred all of its holdings in our company in equal parts to each of Messrs. Sam Cohen and Yaron Menashe, Following the transfer of Mivtach's shares and warrants to these individuals, as of June 30, 2010, each of Messrs. Sam Cohen and Yaron Menashe holds 16,368,403 of our ordinary shares. Additionally, Sam Cohen holds warrants to purchase 5,166,496 of our ordinary shares warrants in addition to options to purchase 51,250 of our ordinary shares and Yaron Menashe holds warrants to purchase 5,166,495 of our ordinary shares, and options to purchase129,500 of our ordinary shares.

Our executive offices are located at 7 Bareket Street, Caesarea, Israel, and our telephone number is +972-4-6107600 and fax number +972-4-6107626. Our Web site is www.evs.co.il. Information on our web site is not incorporated by reference in this annual report.

B.	Business Overview

Until June 2010, we operated as two main divisions: the Non-Destructive Automated Inspection Systems division, consisting of ScanMaster's non-destructive inspection business, and the Automated Optical Inspection Industry, or AOI, division. Following the ScanMaster Transaction and as of June 2010, we operate in one industry, the Automated Optical Inspection Industry.

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

In recent years, web manufacturers have successfully incorporated automation technology into their manufacturing process. While automation has permeated virtually every component of the textile manufacturing process, inspection and quality monitoring remain principally labor-intensive operations and consequently can be impediments to greater efficiency and profitability. Web manufacturers inspect fabric in order to:

●	determine the quality of the fabric, thereby enabling a determination of its end usage and price;
●	locate, label and trace major defects (a requirement in the industry) for rapid identification in later stages of the manufacturing process;
●	prevent the reoccurrence of defects caused by manufacturing equipment; and
●	reduce rebate payments for textiles delivered with defects.

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

●
the inspection environment is influenced by factors such as the speed at which the fabric passes in front of the inspector, the lighting in the testing area and the distance and angle at which the inspector views the fabric. Differences in inspection environments can lead to varying assessments of fabric quality;

●	the accuracy of the inspection is affected by the attention span and fatigue of the human inspector, who is normally expected to view fabrics for a period of several hours;
●	perception problems caused by the fatigue of specific nerve cells in the case of patterned and printed material;
●	manual inspection is performed by numerous persons worldwide, each with a different perception of product quality; and
●	certain technical fabric is produced at a very high speed and therefore defects cannot be observed by the human eye.

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

Pre-Inspection Phase. The pre-inspection phase is the preliminary learning stage in which a sample of web of acceptable quality is scanned through the system. Based on the information obtained, the system creates a parameters file for the web style to be inspected that defines the statistical features of a “good” web based on the customer's specifications. The system then uses these parameters to learn what to look for when inspecting the fabric. Once the system has learned the parameters of the sample, the system is ready to begin inspecting the fabric.

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

Post-Inspection Phase. Following the inspection of the fabric, the system provides an inspection report, which may be printed or archived, containing a record of each defect that has been detected, statistics regarding the type and position of the defect, and the overall grading of the rolls according to pre-defined guidelines. In the in-line mode, the inspection report may be sent directly to the manufacturer's host computer, thereby enabling an operator to take immediate actions to remedy the cause of the defects or to take actions to eliminate such defects in the future. The images can also be analyzed using the video album workstation described below, enabling customers to identify the cutting points for optimal web yield, and to re-grade the fabric.

Models

IQ-TEX systems are currently available in IQ-TEX model and also in IQ-TEX Lite model. The IQ-TEX model includes improved capabilities for the detection of defects, as well as additional innovative technologies for system styles tuning and defects sorting. The 2 models cover a full range of applications.

•
The IQ-TEX is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed & finished, denim, Glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 600 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $120,000 and $250,000 depending on the configuration.

•
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

Cut Optimization. Software that enables the user to cut a large “IQ-TEX Inspected” roll of web into smaller rolls while optimizing the fabric’s yield per class (A, B, C, etc.) according to the user’s specifications. Our Cut Optimization software offers the following benefits:

•	maximizes web roll selling price;
•	reduces the quantity of second and third quality product; and
•	consistent fulfillment of customer's demands.

Smart Table. The Smart Table interfaces the IQ-TEX system with the cutting table and provides users with the following benefits:

•	allows for an accurate stop or slowing the table speed at “points of interest” which were defined on the video album such as: selected defects, cutting points and mending points;
•	contains a trigger for invisible ink or metallic label defect marking signs; and
•	operates the roll cutting device following the cut optimization results.

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

Non-Destructive Automated Inspection Systems (UT) Division

Until June 2010, we operated in the Non-Destructive Automated Inspection Systems industry or UT industry through our subsidiary, ScanMaster. In June 2010, we sold ScanMaster as part of the ScanMaster Transacation and as of the date thereof we no longer operate in the UT industry. The following description of the UT industry relates to the operations of our subsidiary, ScanMaster Ltd., until June 2010:

The products of ScanMaster., served the high end of a non-destructive testing, or NDT, market. The company’s products enjoyed a high technological barrier to entry that translated into a limited number of competitors in each application niche. In terms of sensitivity, speed, resolution, data acquisition and processing hardware and software as well as in terms of quality and reliability, the company’s products were believed to be well positioned in the industry.

ScanMaster made more than 700 equipment installations in 26 countries, for a total 20-year sales volume exceeding $102 million. Typical uses of ScanMaster equipment included the detection and sizing of defects in forged discs used in jet engines, detection of flaws in pipe weld and pipe full body, periodic inspection of the integrity of train rail, evaluation of the integrity of spot weld bonds in automobiles and detection of bonding defects in composite aerospace structures.

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

Relationships with Leading Equipment Manufacturers

Another important element of our marketing strategy is to establish and strengthen relationships with leading textile equipment manufacturers. These relationships bolster our marketing abilities and assist us in ensuring that our products are technically advanced and designed in conjunction with the development of the textile manufacturers' web inspection requirements and industry trends.

Sales by Principal Markets and Activities

Automated Optical Inspection Industry

In 2005, approximately 61.7% of our sales were in the United States, approximately 25% were in Europe, and approximately 13.3% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 45.6% of our sales were in the United States, approximately 17.7% were in Europe, and approximately 36.7% were in the Far East. In 2008, approximately 41.7% of our sales were in the United States, approximately 35.3% were in Europe, and approximately 23% were in the Far East. In 2009, approximately 29.1% of our sales were in the United States, approximately 11.1% were in Europe, and approximately 59.8% were in the Far East. One customer accounted for 12%, 15% and 11% in each of the years, 2005, 2007 and 2009 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2005, 2006, 2007, 2008 or 2009. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

Non-Destructive Automated Inspection Systems

In 2005, approximately 31.48% of our sales were in the United States, approximately 21.2% were in Europe, and approximately 46.1% were in the Far East. In 2006, approximately 26.1% of our sales were in the United States, approximately 51.1% were in Europe, and approximately 22.8% were in the Far East. In 2007, approximately 20.5% of our sales were in the United States, approximately 43.4% were in Europe, and approximately 36.1% were in the Far East. In 2008, approximately 27.7% of our sales were in the United States, approximately 47.3% were in Europe, and approximately 25% were in the Far East. In 2009, approximately 20.2% of our sales were in the United States, approximately 60.8% were in Europe, and approximately 19% were in the Far East. One customer accounted for 12% and 15% of our sales in each of 2005 and 2007 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2005, 2006, 2007, 2008 or 2009. Since the ScanMaster transaction, we are no longer active in the Non-Destructive Automated Inspection segments of the market.

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

Competition in the Web Industry

We believe that the capabilities of our technology, along with our experience in implementing these technologies and our wide customer base, provide us with a competitive advantage over potential competitors such as small suppliers of automatic inspection solutions with PC-based technologies. These suppliers, who offer low-cost solutions for low-end applications such as Non-Woven, have attempted to penetrate the field of textile inspection. Yet, thus far, such attempts have not been commercially successful.

We are targeting the technical fabric industry as a high potential market for our automatic inspection systems. The main competitor on this industry is Cognex Corporation - based in the United States. Cognex Corporation is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the technical fabric industry, will allow us to produce revenues from it.

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

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Financial Information -- Litigation” below contains a description of a past patent infringement claim.

 Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants from the Government of Israel, we are affected by the terms of the grants that we receive from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel, or OCS. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. See Item 5, “Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel. See Item 10, “Additional Information -- Taxation -- Effective Corporate Tax Rate”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.	Organizational Structure

We own all of the issued and outstanding shares of our three subsidiaries Elbit Vision Systems US, Inc., or EVS US, IRT ScanMaster Systems Inc., and Panoptes. EVS US and IRT ScanMaster Systems Inc. are incorporated in the United States.  EVS US, Inc. is incorporated in the state of Delaware and IRT ScanMaster Systems Inc. is incorporated in the State of New Hampshire.  EVS US predominantly functions as a sales and support center for our products.

Our subsidiary in Holland, EVS BV, had minimal operational activities. As a result, in December 2009, we dissolved this subsidiary.

In connection with the ScanMaster Transaction, in June 2010, we entered into an agreement for the sale of all of the assets of IRT ScanMaster Systems Inc. Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster.  We expect the sale of Scan Inc. to be completed in the third quarter of 2010.

For more information on the ScanMaster Transaction, see Item 4, “Information on the Company -- History and Development of the Company-Recent Developments”.

D.	Property, Plants and Equipment

As of June 2010, we moved our facilities from our previous location in Qadima, Israel to Caesarea, Israel. Our new facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900. We do not own any real property. In 2009 and through June 2010 we leased approximately 10,435 square feel at our facilities in Israel, at an annual rent of approximately $432,000. We extended our lease for this facility, which was scheduled to expire in December 2009 until December 14, 2012. In June 2010, we executed an amendment to the lease agreement terminating the lease on June 30, 2010. As of June 30, 2010, we lease approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $62,000. Our lease expires in June 2014. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $24,000. This lease expires in October 2010.

We believe that our current facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

ITEM 4.A.                   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data as of and for the year ended December 31, 2005, before the effects of adjustments to retrospectively reflect the discontinued operation (described in financial statements for year ended December 31, 2008 (see note 3a)), is derived from our audited financial statements, which have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers, independent public accountants. The selected financial data for the years ended December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

(in U.S. thousand Dollars )	2009	2008	2007	2006*	2005*
Statement of Operations Data:
Net sales	12,601	22,100	21,863	16,977	19,579
Cost of sales	10,872	14,549	11,308	12,236	11,633
Gross profit	1,729	7,551	10,555	4,761	7,946
Research and development expenses, net	3,036	4,559	3,313	2,562	2,039
Marketing and selling expenses, net	2,643	5,270	4,885	4,149	3,583
General and administrative expenses	1,453	2,123	1,338	1,870	1,127
Impairment of goodwill	1,553	1,981	-	-	-
Reorganization expenses	-	-	-	200	-
Total operating expenses	8,685	13,933	9,536	8,781	6,749
Operating profit (loss)	(6,956)	(6,382)	1,019	(4,020)	1,197
Other income (expenses)	110	(18)	(1,277)	(5)	7
Financing expenses, net	(827)	(1,082)	(1,081)	(1,332)	(437)
Profit (loss) before taxes	(7,673)	(7,482)	(1,339)	(5,357)	767
Taxes on income	4	11	3	5	4
Income (loss) from continuing operations	(7,677)	(7,493)	(1,342)	(5,362)	763
Loss from operations of discontinued component	-	-	-	(180)	(152)
Net loss of disposal of discontinued operation	-	-	-	(551)	-
Net loss	(7,677)	(7,493)	(1,342)	(6,093)	611
Basic earnings (loss) per share from continuing operations(1)	(0.146)	(0.147)	(0.034)	(0.186)	0.029
Diluted earnings (loss) per share from continuing operations(1)	(0.146)	(0.147)	(0.034)	(0.186)	0.026
Basic earnings (loss) per share from discontinued operations(1)	-	-	-	(0.026)	(0.006)
Diluted earnings (loss) per share from discontinued operations(1)	-	-	-	(0.026)	(0.005)
Basic earnings (loss) per share(1)	(0.146)	(0.147)	(0.034)	(0.212)	0.023
Diluted earnings (loss) per share(1)	(0.146)	(0.147)	(0.034)	(0.212)	0.021
Weighted average number of shares outstanding-Basic (1)	52,527	50,970	39,393	28,778	26,500
Weighted average number of shares outstanding-Diluted (1)	52,527	50,970	39,393	28,778	28,421

	2009	2008	2007	2006	2005
Balance Sheet Data:
Working capital	522	(4,098)	1,296	(6,073)	21
Total assets	9,630	17,201	23,506	19,390	22,064
Total liabilities	15,059	16,828	15,906	18,389	17,965
Accumulated deficit	(46,448)	(38,771)	(31,278)	(29,936)	(23,843)
Shareholders' equity	(5,429)	373	7,600	1,001	4,099

(1)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.

*	The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3(a) to our financial statements for the year ending December 31, 2008, contained elsewhere in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

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

ScanMaster

ScanMaster’s agreements with its customers usually included acceptance testing procedures clause (“ATP”). Each product of ScanMaster had standard performance specifications that were examined in the ATP; usually, the performance specifications were not customized for the specific needs of the customer. Also, unlike in our case, ScanMaster did not grant its customers a trial period in the normal course of business.

ScanMaster distinguished between sales of new products, in respect of which ScanMaster had no past installation experience and sales of products, in installation of which the company was well experienced. In respect of sales of new products ScanMaster recognized revenues only after the company received the ATP from the customer. In respect of sales of other products, in the installation of which the company was well experienced, the ATP was only a formal procedure, and therefore, the installation of products was a sufficient requirement to recognize revenues.

The agreements with the clients did not include the right of the clients to a refund in the event that the ATP was not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) was scheduled to coincide with receiving the signed ATP.

ScanMaster recognized revenues from contracts to sell systems that required significant customization, integration and installation or contracts that included services considered essential to the functionality of the system, based on the American Institute for of Certified Public Accountant's Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", or SOP 81-1. Under the SOP revenues were calculated, as the project progressed, according to the percentage of the contract for the purchase of such system that was completed, taking into account the proportion of the actual labor costs incurred to the total labor costs that were estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts were made when such losses were first determined, in the amount of the estimated loss of the entire contract.

When the services were not considered essential, revenues were allocated using provisions prescribed in EITF 00-21 Revenue Arrangements with Multiple Deliverables to each deliverable. Revenues allocated to professional services were recognized as the services were performed.

ScanMaster provided for warranty costs at the same time as the revenue was recognized. The annual provision was calculated at rates of 0.5%-2% of the sales, based on past experience.

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

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2009*	2008*	2007*
Net sales	100.0	100.0	100.0
Cost of sales	86.3	65.8	51.7
Gross profit	13.7	34.2	48.3
Research and development expenses, net	24.1	20.6	15.2
Marketing and selling expenses, net	21	23.8	22.3
General and administrative expenses	11.5	9.6	6.1
Impairment of goodwill	12.3	9.0	-
Reorganization expenses	-	-	-
Total operating expenses	68.9	63.0	43.6
Operating income (loss)	(55.2)	(28.9)	4.7
Other Income (expenses)	0.87	(0.1)	(5.8)
Financing expenses, net	(6.6)	(4.9)	(4.9)
Income loss before taxes	(60.9)	(33.9)	(6.1)
Income taxes	-	0.05	0.01
Discontinued operation	-	-	-
Net loss	(60.9)	(33.9)	(6.1)

* The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiary Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2008, contained elsewhere in this report.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Sales

Sales in 2009 decreased by approximately 43% to $12.6 million compared with sales of $22.1 million in 2008. We witnessed significant decline in our sales from August 2008 in all industries due to the global economic downturn.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 86.3% in 2009 compared with 65.8% in 2008. The increase in cost of revenues in 2009 was mainly due to inventory write-off of $ 0.6 million and a purchase price allocation (PPA) write-off in connection with the purchase of ScanMaster of $1.36 million.

Gross Profit

In 2009 our gross profit was $1.7 million as compared to $7.5 million in 2008. Gross profit as a percentage of net sales was 13.7% in 2009 as compared to 34.2% in 2008. The decrease in our gross profit in 2009 was mainly due to a write-off of inventory and PPA, a decrease in our sales during 2009 and the fact that despite our cost-cutting measures, the decrease in fixed costs failed to match the decrease in sales.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decrease to $3 million in 2009 from $4.7 million in 2008, and were offset by Israeli government grants of zero in 2009 and $0.15 million in 2008. Net research and development expenses in 2009 were $3 million compared with $4.5 million in 2008. The decrease in the gross research and development expenses was mainly due to the massive manpower reduction during February and November 2009. For more information, see Item 3, “Key Information -- Risk Factors -- General Risks”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $2.6 million in 2009, compared to $5.3 million in 2008. The decrease in the marketing and sales expenses was primarily due to the decrease in our sales during 2009 and as a consequence of the resulting  decrease in our commission expenses.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 11.5% in 2009 from 9.6% in 2008. General and administrative expenses in 2009 were $1.5 million, compared to $2.1 million in 2008. The increase in expenses in 2009 was primarily attributable to doubtful accounts in the amount of $240 thousand

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2009 were $0.8 million and in 2008 were$1.1 million. During 2008 and 2009, we financed our operations using a credit line facility provided to us by our bank.

Profit/Loss

In 2009 we recorded net loss of $7.7 million, as compared to a $7.5 in 2008. This was primarily due to a write-off of goodwill, intangible assets and inventory. .

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

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $4.7 million in 2008 from $3.4 million in 2007, and were offset by Israeli government grants of $0.15 million in 2008 and $0.14 million in 2007. Net research and development expenses in 2008 were $4.5 million compared with $3.3 million in 2007. The increase in the gross research and development expenses was mainly due to the decrease in the value of the dollar against the NIS and due to our efforts to penetrate new markets by adjusting our technology to market demand. For more information, see Item 3, “Key Information -- Risk Factors -- General Risks”.

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

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

Prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and, until recently, the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information -- Risk Factors --General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.987 to the Dollar to a low of NIS 3.667 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
January 2010	3.765	3.667
February 2010	3.796	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.87	3.73
June 2010	3.888	3.814

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2005 – December 31, 2005	4.4878 NIS/$1
January 1, 2006 – December 31, 2006	4.4565 NIS/$1
January 1, 2007 – December 31, 2007	4.1080 NIS/$1
January 1, 2008 – December 31, 2008	3.59 NIS/$1
January 1, 2009 – December 31, 2009	3.923 NIS/$1

In 2005, the rate of inflation was approximately 2.39% and the rate of revaluation was 5.67%. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. In 2007, the rate of inflation of approximately 3.4% and the Dollar devalued against the NIS by approximately 8.97%. In 2008, the rate of inflation of approximately 3.8% and the Dollar devalued against the NIS by approximately 1.14%. In 2009, the rate of inflation of approximately 3.91% and the Dollar revalued against the NIS by approximately 0.21%.

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

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2009, we had positive working capital of $0.5 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

Our cash and cash equivalents decreased to $0.3 million at the end of 2009 compared to $0.4 million recorded at the end of 2008. Short term restricted deposits increased to $1 million at the end of  2009 compared to $0.7 million recorded at the end of 2008. The changes were mainly due to the loss we had during 2009. Some of our sales agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 85% of the guarantee amount. During 2009 we had negative cash flow from operational activity of $2.8 million. The negative cash flow was mainly due to losses we incurred in 2009.

Our inventories decreased from $4 million as of December 31, 2008 to $1.7 million as of December 31, 2009, reflecting the world economic downturn and the decrease in our revenues during 2009. We also wrote off some of our inventory as reflected from our future forecast, for more information please review our Financial Statement for 2009. Inventories as a percentage of revenues as of December 31, 2009, decreased to 13.6% compared with 17.8 as of December 31, 2008.

Borrowing

For information on our existing loans, see Item 4, "Information on the Company – Recent Developments" and Item 10, "Additional Information – Material Contracts."

Capital Expenditure

The discussion regarding the ScanMaster and Panoptes acquisitions and the Yuravision acquisition and sale are hereby incorporated by reference to Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

C.	Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the web industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems' software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers' manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

As of June 2010, our research and development staff consisted of 3 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2009 our gross research and development expenditures for the web industry were approximately $0.86 million, in 2008 they were $1.3 million.

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

(in thousands)	2009	2008	2007
Research and development expenses, net	$3,036	$4,559	$3,313
OCS grants	-	$152	$141
Gross research and development expenditures	$3,036	$4,711	$3,454

D.	Trend Information

The current economic downturn has materially affected our business and we expect to continue to witness a decline in the purchase orders for our products. The economic downturn has caused uncertainty in our markets, and may result in further decreases in capital expenditures.

The AOI market has been significantly affected by the global downturn with an almost complete cessation of orders in the woven fabric sector. The non-woven sector has also been affected but to a lesser degree. It is difficult to predict at this stage the extent to which our traditional customers will return to purchase our products in significant amounts.

In 2009 we reduced our inventory by $0.6 million due to the anticipated lower demand for our products. We adjusted our inventory policy to a more conservative method, such that for the most part we acquire inventory per purchase order, thereby reducing our accumulated inventories.

Following the ScanMaster Transaction, we are no longer active in the UT field and our current business is exclusively focused on the automated optical inspection sector. Consequently, we are no longer subject to the adverse effects on our cashflow of a business which is heavily project oriented. However, the result of our renewed focus on the AOI sector means that any fluctuations in that industry will have a disproportionate effect on us as compared to the effect it would have had prior to the ScanMaster Transaction. Nevertheless, based on our experience of this market (with the exception of 2008), we expect the industry to remain relatively stable for the foreseeable future.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, of our company and its subsidiaries.

F.	Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2009, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	491	236	255	-	-
Operating Building Lease Obligations	1,261	422	839	-	-
Total	1,752	658	1,094	-	-

G.	Safe Harbor

Not applicable.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In June 2010, in connection with the ScanMaster Transaction, a majority of our directors and senior managers resigned from the company. As of June 30, 2010, our directors, senior managers and key employees were as follows:

Name	Age	Position
Sam Cohen (1)	43	Chief Executive Officer and Chairman of the Board
Yaron Menashe (2)	34	Director and Chief Financial Officer
Amos Uzani*	55	External Director
Yaky Yanay	40	Director
David Hanuka	41	Director

(1) As of June 30, 2010, Mr. Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,496 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company.

(2) As of June 30, 2010, Mr. Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,495 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company.

* Beneficially owns less than 1% of our outstanding ordinary shares.

Sam Cohen joined the company in 2003 and has served as our chief executive officer and Director since June 2010. In 1993 Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli firms, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe has served as our chief financial officer since December 2006. Mr. Menashe has served as a Director of the company since June 2010. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Amos Uzani was elected to serve as our external director in December 2007. Mr. Uzani served as an attorney at the Haifa’s District Attorney’s Office from 1981-1983. From 1983 and until 1989 he practiced as an attorney. From 1989-1992 Mr. Uzani served as Internal Controller (VP) and from 1992-1996 as VP of Human Resources, both at the Israel Ports and Railways Authority. From 1996 and until December 2001 Mr. Uzani served as chief executive officer of Israel Railways Corporation and as Vice President of the Israel Ports and Railways Authority. Between 2002 and 2004 Mr. Uzani served as chief executive officer of IRS Corporation, a company wholly owned at the time by Mr. Uzani, specializing in handling projects and initiatives in the fields of transportation infrastructure and railway equipment. As of 2005, Mr. Uzani is acting President of Haifa Port. From 1986 Mr. Uzani served as director for the Industrial Buildings Corporation, until its privatization in 1992. From 2006, Mr. Uzani has been serving as an external director for Emilia Group (TASE: EMDV), a company publicly traded on the Tel Aviv Stock Exchange. Mr. Uzani holds a law degree from Bar-Ilan University (Israel), an Executive M.B.A. from Tel-Aviv University (Israel) and is a member of the Israeli BAR.

Yaky Yanay was elected to our board of directors in July 2010.  From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 2002 until 2006, Mr. Yanay served as our chief financial officer. Since 2006, Mr. Yanay has served as the chief financial officer of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI), a biotechnology company specializing in the research, development, of cell therapy products for the treatment of various disorders. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

David Hanuka was elected to our board of directors in July 2010. Mr. Hanuka has served as the chief executive officer of Stimatix GI Ltd., an Israeli private company since 2009. From 2006 until 2009, Mr. Hanuka served as the VP, Research and Development of Vision Sciences, Inc. (NasdaqCM: VSCI), a company specializing in the development and manufacture of video endoscope medical devices using imaging technology. From 2003 until 2006, Mr. Hanuka was engaged by CByond Ltd., as its chief operations officer and research and development project manager. From 2000 until 2003, Mr. Hanuka served as research and development project manager and systems engineer at 3DV Systems Ltd. From 1987 until 2000, Mr. Hanuka served in the Israeli navy in various posts, including as a combat ship commander and research and development projects leader. Mr. Hanuka holds a Bachelor of Science degree from Ben-Gurion University and an MBA from the University of Haifa.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Amos Uzani currently serves as our external director. Mr. Uzani was elected to serve for a three year term commencing December 2007. The company is currently in the process of selecting an external director to replace Mr. David Schwartz who completed a three year term as our external director in April 2010. In October 2009, Ran Eisenberg was appointed as a director of the company to replace David Gal who resigned as a director and as Chairman of the Board of Directors. In February, 2010 Mr. Eisenberg was named Chairman of the board. In conjunction with the ScanMaster Transaction, all of our serving directors, with the exception of Amos Uzni, our external director, resigned from the board as of June 1, 2010. In June 2010, Mr. Sam Cohen and Mr. Yaron Menashe were appointed as members of our board and Mr. Sam Cohen was named Chairman of the board.

B.	Compensation

During 2009, we paid to all our directors and officers a total of $0.9 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Upon the closing of the ScanMaster Transaction, Mr. David Gal, our former Chairman of the board and chief executive officer, received a payment of approximately $45,000 in settlement of the amounts due to him in connection with the termination of his engagement by the company in accordance with the terms of his engagement with the company, plus an additional amount of $55,000 in settlement of accrued and unpaid bonuses

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2009

C.	Board Practices

Our articles of association provide for a board of directors of no fewer than two and not greater than nine members. On February 21, 2006, our shareholders approved the adoption of new articles of association.

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
•              control; and
•              service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations do not appear to relate to external directors currently serving. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

The company's board of directors must evaluate the proposed external director's expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company's independent public accountant’s duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. The board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

The candidate to serve as an external director must sign a declaration stating that the criteria above have been met, as required by law for the appointment of such candidate as an external director.

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

The initial term of an external director is three years and may be extended for additional three year terms, subject to certain conditions. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Mr. Uzani serves as our external director and we are in the process of locating a second external director to replace Mr. Schwartz who completed his term in April 2010.

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

Until April 2010, our two external directors Messrs. Schwartz and Uzani served on the audit committee of the board of directors. Currently, Mr. Uzani and Yaky Yanay serves on the audit committee of the board of directors. Once we name a second external director to replace Mr. Schwartz, who completed his term as external director in April 2010, we will appoint such external director to serve on the audit committee of our board of directors.

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

In March 2009, due to a decline in our sales coupled with our distressed financial condition, we implemented a reduction in force during which we terminated fifteen of our employees (including certain employee of ScanMaster).  In November 2009, we terminated an additional eleven employees (including certain employees of ScanMaster) and in March 2010, we terminated a further twenty employees (including certain employees of ScanMaster).

Following the ScanMaster Transaction, we experienced a further natural reduction of our workforce.  As a result, as of June 30, 2010, we employ a total of 15 individuals on a full time basis.  Of these individuals, 10 are employees of our company and 5 are engaged as independent contractors. Of these individuals, 9 were employed in Israel, 2 were employed in Europe and 4 were employed in the United States.

2009

As of December 31, 2009, we employed a total of 73 full time persons of which 3 were engaged as independent contractors ,in both of our divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of December 31, 2009, we employed 52 full-time persons, out of which 49 were employed in Israel of whom 20 were in research and development, 5 were in marketing and sales, 1 was in customer support, 17 were in operations and 4 were in administration and management.

AOI Division

As of December 31, 2009, we employed 21 full-time persons, of which 3 were engaged as independent contractors and 15 were employed in Israel of whom 8 were in research and development, 1 was in marketing and sales, 1 was in customer support, 2 were in operations and 3 were in administration and management.

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

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by Managers' Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). These payments amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurances Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we contribute funds on behalf of most of our employees to a fund known as “Managers' Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of a salary and the employer contributes between 13.3% and 15.8% of a salary.

E.	Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,496 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,495 of our ordinary shares, in addition to options to purchase 129,500  of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of June 30, 2010, options to purchase 2,000 of such ordinary shares were outstanding and the remaining options have expired. All of the outstanding options are fully vested and are exercisable at an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of June 30, 2010, options to purchase 789,729 of such ordinary shares were outstanding. 35,000 of the outstanding options have an exercise price of $1.169 per share. All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period. 272,750 of the outstanding options have an exercise price of $0.36 per share. 295,100 of the outstanding options have an exercise price of $0.48 per share 20,852 of the outstanding options have an exercise price of $0.15 per share and 166,027 of the outstanding options have an exercise price of $1 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted was April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of June 30, 2010, options to purchase 3,223,734 of such ordinary shares were outstanding. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 600,000 of the outstanding options have an exercise price of $0.5 per share, 57,500 of the outstanding options have an exercise price of $0.4 per share,   408,750 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of June 30, 2010, 3,216,233 of the options were vested, and the remainder will vest at various dates until February 14, 2011. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to Mr. David Gal, our former chairman of the board, were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of June 30, 2010, options to purchase 335,000 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of 0.49 per share, 100,000 of the outstanding options have an exercise price of 0.46 per share, 90,000 of the outstanding options have an exercise price of $0.4 per share, 30,000 of the outstanding options have an exercise price of 0.32 per share, 50,000 of the outstanding options have an exercise price of 0.28 per share and 40,000 of the outstanding options have an exercise price of 0.25 per share. As June 30, 2010, 247,500 of the options were vested, and the remainder will vest at various dates until August 7, 2012. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and notes set forth information, as of June 30, 2010, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Sam Cohen (1)(2) (4)	21,586,149	28.83%

Yaron Menashe (1)(3)(4)	21,621,898	28.87%

All directors and officers as a group (5)	43,375,566	54.02%

The percentages in this table are based on 69,652,779 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)    In connection with the company's debt restructuring with its two banks, all of the ordinary shares and warrants held by Mivtach, previously our largest shareholder, were transferred in equal portions to Messrs. Cohen and Menashe. As of June 30, 2010, Mivtach does not hold any shares or warrants in the company.

(2)    Includes 5,166,496 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 51,250 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)    Includes 5,166,495 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 87,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days

(4)    Neither Mr. Sam Cohen nor Mr. Yaron Menashe are party to any voting agreement with respect to their share holdings in the company.

(5)    Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of  December 23, 2009, there were a total of 60 holders of record of our ordinary shares, of which 13 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 30.6% of our outstanding ordinary shares.

Voting Agreements

As of June 30, 2010, we are not aware of any voting agreements with respect to the voting rights of our shares.

B.	Related Party Transactions

Share Purchase Agreement

On May 31, 2010, as part of the ScanMaster Transaction, we entered into a  share purchase agreement with ScanMaster, David Gal and Ofer Sela (the "Share Purchase Agreement"). This agreement effectuated the sale of all of the outstanding shares of ScanMaster to certain purchasers for a purchase price of USD $1.  Pursuant to the agreement, ScanMaster agreed to repay us in the amount of USD $347,699for certain outstanding debt owed to us by ScanMaster, plus an additional $200,000 which was paid to our former landlord in connection with the termination of our former lease.

Asset and Liability Re-Allocation Agreement

On May 31, 2010, as part of the Scanmaster Transaction, we eneterd into an Asset and Liability Re-allocation Agreement with ScanMaster.  Pursuant to the terms of this agreement, each of the Company and ScanMaster set forth the re-allocation and separation of the previously jointly-utilized assets of the Company.  As such, each party to the agreement acknowledged such re-allocation schedule and related responsibilities.

Asset Purchase Agreement

In connection with the sale of ScanMaster, on May 31, 2010, ScanMaster and Scan Inc. entered into an asset purchase agreement pursuant to which the parties acknowledged the Company's intention to sell all of the assets held by Scan Inc. to ScanMaster or a third party to be named by ScanMaster.  The agreement contemplated the sale of Scan Inc.'s assets on or before June 30, 2010 following which the Company intended to liquidate and dissolve the subsidiary.

Creditor Agreement

In connection with the ScanMaster Transaction, on May 31, 2010, we entered into a creditor agreement with ScanMaster (the "Creditor Agreement") pursuant to which ScanMaster agreed to repay its outstanding debt owed to our company in the amount of USD $ 675,000.  Under the terms of the agreement, ScanMaster is obligated to pay USD $ 675,000 with interest at a rate of annual US Dollar LIBOR per annum plus VAT, in equal quarterly payments over ten (10) years commencing January 1, 2011. Additionally, in the event that ScanMaster's agreement with Israel Railway Ltd. is terminated other than by ScanMaster's initiation, and ScanMaster fails to enter into any agreements for the inspection of rail tracks for a period of two years following the closing of the transaction contemplated in the Creditor Agreement, we shall forgive any unpaid portion of ScanMaster's debt in accordance with the Creditor Agreement, up to a maximum of US $450,000.

Mivtach Investment and Loan

In connection with the refinancing of our debt, on May 26, 2010 we entered into a Loan Agreement with M.S.N.D. Real Estate Holdings Ltd. which set forth the terms and conditions of our debt refinancing. For a description of the Mivtach Investment and Loan, See Item 4. History and Development of the Company-Recent Developments.

Consulting Agreement with Cycloes Ltd. (wholly owned by Sam Cohen)

On June 2, 2010 we agreed in principle to enter into a consulting agreement with Cycloes Ltd., a company wholly owned by Sam Cohen, our chief executive officer (Cycloes Agreement).   Pursuant to the Cycloes Agreement, we will engage Cycloes Ltd. as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 50,000; (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services; and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services.

The terms of the Cycloes Agreement will be brought for the approval of our audit committee as soon as our shareholders have appointed an external director, following which the agreement and its terms shall be subject to the approval of our board of directors and shareholders. In June 2010, Mr. Cohen was appointed as a member and chairman of our board of directors.

Employment Agreement with Yaron Menashe

On June 2, 3010 we agreed in principle to enter into a consulting agreement with Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe, our chief financial officer (Yaron Financial Agreement).  Pursuant to the Yaron Financial Agreement, we will engage Yaron Financial Services Ltd. as an independent contractor in order to retain the services of Yaron Menashe as our chief financial officer upon the following principle terms: (i) a monthly fee of NIS 43,000; (ii) reimbursement of reasonable expenses incurred  in connection with the performance of the consulting services; and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services.

The terms of the agreement will be brought for the approval of our audit committee as soon as our shareholders have appointed an external director, following which the agreement and its terms shall be subject to the approval of our board of directors and shareholders. In  June 2010, Mr. Menashe was appointed a member of our board of directors.

Loan Arrangement with Sam Cohen and Yaron Menashe

As a condition to our debt restructuring agreement with our two banks, in June 2010, each of Mr. Sam Cohen and Yaron Menashe undertook two financial commitments toward the company.   Each of Mr. Cohen and Mr. Menashe provided us with a loan in the amount of US $50,000. The repayment of this loan shall occur in one of the following two ways:  (i) commencing July 1, 2012 subject to compliance with the repayment terms of two pre-existing loans; or (ii) Commencing 2013 upon our request, where such request is accompanied by a confirmation letter issued by a certified external auditor confirming the following conditions: (a) existence of net profit for distribution; (b) existence of positive cash flow from ongoing operations; (c) the repayment amount shall not exceed 50% of the net profit for distribution and/or the positive cash flow from ongoing operations, the lower of the two, and in any case shall not exceed the outstanding loan amount; and (d) the auditor's confirmation provides that our tangible share capital is greater than zero.

Further, each of  Messrs. Cohen and  Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011, at which time we shall repay each of Mr. Cohen and Mr. Menashe a sum of US $50,000 in three equal monthly installments.

Consulting Agreement with MA&AT

On May 1, 2006, our then subsidiary, ScanMaster, executed a consulting agreement with MA&AT, an Austrian company which receives services from, but is not controlled by, Mr. Nir Alon (a member of our board of directors), which includes the provision of consulting services by Mr. Alon to ScanMasterfor a fee. This agreement was approved and ratified by ScanMaster's shareholders on November 20, 2006.

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

Following the ScanMaster Transaction neither Mr. Alon nor MA&AT provide any services to the company.

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

Commission to Mr. Nir Alon

On March 24, 2008, following approval by our audit committee and board of directors, our shareholders approved the payment of a certain commission to Mr. Nir Alon, a director of the company, equal to five percent (5%) of the aggregate proceeds paid to the company by UB Precision Co., Ltd., from the sale of all of the shares of Yuravision Co. Ltd., held by the company, or the Yuravision Shares, and the assignment of creditor's rights under a certain loan granted to Yuravision. Mr. Alon represented the company in its search for a purchaser of the Yuravision Shares and in its negotiations with UB Precision.

Amendment to the Management Services Agreement with MEO Consulting Ltd.

At a meeting of our shareholders dated February 15, 2006, our shareholders approved an agreement, between us and MEO, pursuant to which we paid MEO, a monthly fee of $13,500 plus Value Added Tax for Mr. Gal’s services as Chairman of our Board of Directors. At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. Gal as our chief executive officer, in addition to his service as Chairman of our Board of Directors. Due to his additional responsibilities as chief executive officer, our shareholders approved at a meeting held on July 31, 2007 an increase in the monthly fee payable to MEO of $21,500 plus Value Added Tax payable from January 1, 2007 (the “Agreement”). On February 2, 2009, following approval by our audit committee and board of directors, our shareholders approved a further amendment to the Agreement so that payment of the monthly $21,500 plus VAT shall be made in New Israeli Shekels (“NIS”) based on a minimum exchange rate of NIS 4.00 to USD 1.00, such that the company shall pay MEO the monthly sum of at least NIS 86,000 plus VAT commencing January 1, 2008. In April 2009 David Gal resigned as the company's chief executive officer and in October 2009, he resigned as director and Chairman of the board.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F41.

Export Sales

In 2009, 96.4% of our sales, amounting to $12.23 million were due to our products being exported outside of Israel.

Litigation

During the period commencing March 2010, we received a number of threatened litigation letters from former employees, employees and suppliers (the "Claimants").  Some of these Claimants have subsequently filed claims against our Company and ScanMaster for the repayment of debts owed to the Claimants.

On February 10, 2010 we entered  into a settlement agreement with Incomac Ltd., a supplier of our company, pursuant to which we agreed to pay Incomac Ltd. NIS 350,000  in settlement of  their claims against our company.  In April 2010, Incomac Ltd. reinitiated legal proceedings with respect to total claims in an amount of approximately NIS 460,000, due to their claim that we breached the terms of the settlement agreement. On June 15, 2010 we finalized a subsequent settlement agreement with Incomac Ltd. with respect to these Proceedings, and a judgment was entered into by the court pursuant to which we are required to pay Incomac NIS 376,720 in full settlement of the claims (the "Incomac Settlement").  As of July 15, 2010, we paid Incomac NIS 300,920.  The remaining settlement amount of NIS 75,800 is payable in August, 2010.

Pursuant to the ScanMaster Transaction, ScanMaster agreed to bear all liability for the disputes with the Claimants relating to the business and operations of ScanMaster, estimated in the amount of NIS 650,000. Additionally, ScanMaster agreed to indemnify us for any damages arising out of any of these claims. It is our understanding that all claims made by the Claimants in respect of the business and operations of ScanMaster have been or are in the process of being settled.

We have settled all claims made by the Claimants in respect of our business and operations.

From time to time we are a party to various litigation  matters incidental to the conduct of our business.  Except as disclosed above, there is no pending or threatened legal proceeding to which we are a party, that, in the opinion of our management, is likely to have a material adverse effect on our future financial results or financial condition.
Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. Income not derived from an approved enterprise in 2010 is taxable at regular rates of 31%. See Note 12 to our Consolidated Financial Statements and Item 10, “Additional Information -- Taxation.”

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
June 2010	0.07	0.04
May 2010	0.07	0.054
April 2010	0.079	0.055
March 2010	0.08	0.0575
February 2010	0.09	0.07
January 2010	0.08	0.054
Fourth quarter 2009	0.1	0.06
Third quarter 2009	0.11	0.065
Second quarter 2009	0.14	0.077
First quarter 2009	0.16	0.07
Fourth quarter 2008	0.29	0.10
Third quarter 2008	0.30	0.12
Second quarter 2008	0.40	0.26
First quarter 2008	0.54	0.25
Year ended 2009	0.16	0.06
Year ended 2008	0.54	0.10
Year ended 2007	0.55	0.27
Year ended 2006	0.83	0.22
Year ended 2005	0.77	0.44
Year ended 2004	1.65	0.37

B.	Plan of Distribution

Not applicable

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10.                   ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;
•	appointment or termination of our auditors;
•	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
•	approval of acts and transactions requiring general meeting approval under the Companies Law;
•	increase or reduction of our authorized share capital;
•	any merger as provided in Section 320 of the Companies Law;
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

The Israeli Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title or (vii) another manager directly subordinate to the general manager.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company's business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. For this purpose, the term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

•	A private placement that meets all of the following conditions:

i.
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

ii.	20 percent or more of the voting rights in the company prior to such issuance are being offered.

iii.	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder of the public company.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his, her or its power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Provisions Restricting Change in Control of Our Company

TenderOffer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

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

ScanMaster Transaction

A description of the events, terms and conditions related to the sale of our subsidiary, ScanMaster, and the repayment of  its debt of $650,000 to the Company is contained in Item 4. History and Development of the Company- Recent Developments and in Item 7.  Major Shareholders and Related Party Transactions of this Annual Report which is incorporated herein by reference.

Sale of the Assets of Scan Inc.

A description of the events, terms and conditions related to the sale of the assets of our subsidiary, ScanMaster Inc. is contained in Item 4. History and Development of the Company- Recent Developments and in Item 7.  Major Shareholders and Related Party Transactions and such information is incorporated herein by reference.

Debt Restructure Agreement with Bank Leumi Le Israel BM Ltd.

A description of the terms and conditions pertaining to the restructuring of our debt with Bank Leumi Le Israel BM Ltd. is contained in Item 4. History and Development of the Company- Recent Developments and  is incorporated herein by reference.

Debt Restructure Agreement with Bank Hapoalim Ltd.

A description of the terms and conditions pertaining to the restructuring of our debt to Bank Hapoalim Ltd. is contained in Item 4. History and Development of the Company- Recent Developments and is incorporated herein by reference.

Framework Agreement with Bank Hapoalim Ltd.

On May 27, 2010, we entered into a framework agreement with Bank Hapoalim Ltd. (the "Framework Agreement"), pursuant to which Bank Hapoalim Ltd. (the "Bank"), as part of the ScanMaster Transaction, consented to the sale of ScanMaster, subject to the fulfillment of certain financial restructuring conditions and milestones and subject to our entering into a full debt restructuring agreement with the Bank by June 30, 2010. In addition, the Bank agreed to waive certain outstanding debts owed to the Bank by ScanMaster. The Framework Agreement further set forth the repayment terms of the loans granted by Messrs. Cohen and Menashe to our company.

Mivtach Investment and Loan

A description of the Mivtach Investment and Loan is contained in Item 4. History and Development of the Company-Recent Developments of this Annual Report and is incorporated hereto by reference.

Sale of Yuravision

In June 2004, we purchased Yuravision Co. Ltd., or Yuravision, a company in the microelectronics and flat-panel display industries. In 2006 our board of directors and management decided to focus on existing markets rather than continue developing our microelectronics technologies. As a result, on December 1, 2006, we executed an agreement with a Korean corporation for the sale of Yuravision shares in consideration for $950,000, or the Purchase Price, plus the purchase from us of our right to receive from Yuravision repayment of an $800,000 loan, or the Loan Amount, in consideration for the full value of the loan. Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price was to be payable no later than December 1, 2008. The purchaser undertook to pay us half of the Loan Amount by no later than December 1, 2008 and the remaining half, or the Outstanding Payment, by no later than May 1, 2009. The Outstanding Payment was subject to reduction in the event that certain of the employees of Yuravision resigned from Yuravision prior to December 1, 2008. We received a stand by letter of credit from the purchaser guaranteeing payment of the Loan Amount.

On January 28, 2008 we entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were amended such that the Korean corporation paid us $360,000on February 4, 2008 and paid us the remaining $100,000 owed under the loan in January 2009.  As of January 2009, we have received all payments due to us in connection with the sale of Yuravision.

D.	Exchange Controls

In 1998, the Government of Israel removed the general prohibition against engaging in foreign currency transactions under the Israel Currency Control Law. Pursuant to the new general permit, most transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date that the payment is made in U.S. Dollars. For further discussion with respect to such currency fluctuation, see Item 5, “Operating and Financial Review and Prospects --Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets.”

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax at the rate of 26% in the 2009 tax year, and a rate of 25% in the 2010 tax year. The rate is scheduled to be reduced gradually until it is 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

An amendment to the Investment Law which came into effect as of April 1, 2005, or the Amendment, significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

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

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors, share capital including long-term shareholders' loans, and share capital only), as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

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

A company that elected the Alternative Track and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (In the event, however, that the company qualifies as a Foreign Investors' Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

Tax benefits are available under the Amendment to production facilities and to other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as the higher of a certain percentage of the company’s production assets before the expansion and an amount of NIS 300,000.

The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and all other areas ("Zone C"), so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

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

(d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003)

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

In February 2008, the Inflationary Adjustments Law was repealed, effective from January 1, 2008 and therefore companies will be taxed on their income using nominal values.

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

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus.

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

The main tax benefits available to us and ScanMaster Ltd. are reduced tax rates, as follows:

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

United States Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences resulting from the ownership and disposition of ordinary shares by each person who is a US Holder (as defined below). For purposes of our discussion a U.S. Holder means any holder of ordinary shares who is:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or any State;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•
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

The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting; are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

Not applicable

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Exchange

The majority of our revenues is generated in, or linked to, U.S. dollars ("Dollars"). In addition, a substantial portion of our costs is incurred in New Israeli Shekels ("NIS"). We believe that the Dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the Dollar.

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

As of December 31, 2009, we had accounts payable in NIS or in funds linked thereto in the amount of $2.6 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $260 thousand.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2009 we had liabilities in the amount of $7.53 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $37 thousand.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                        CONTROLS AND PROCEDURES

(a)  Our management, including our former chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)  Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2007.

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

ITEM 16.                        [RESERVED]

ITEM 16.A.                    Audit Committee Financial Expert

Our board of directors has determined that Mr. Yaky Yanay is our audit committee financial expert and is independent in accordance with applicable Securities and Exchange Commission regulations.

ITEM 16.B.	Code of Ethics

Our board of directors has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. We undertake to provide any person with a copy of our code of ethics, free of charge, upon written request.

ITEM 16.C.	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2008, and December 31, 2009.

	2009	2008

Audit Fees(1)	35,000	70,000
Tax Fees(2)		-
All Other Fees(3)	10,380	1,560
Audit Related Fees (4)		7,500
Total	45,380	79,060

(1)
"Audit fees" consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	"Tax fees" are fees for consulting services rendered by our auditors with respect to company tax services and to tax benefits under the Israeli law for encouragement of investment.

(3)	"All Other Fees" are fees for consulting services rendered by our auditors with respect to the requests for grants from the Israeli Office of the Chief Scientist and other.

(4)	"Audit Related Fees" are fees for reconciliation of our financial reports according to IFRS.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Brightman Almagor & Co. Any services provided by Brightman Almagor & Co. that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16.D.	Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The discussion relating to the transfer of our securities from M.S.N.D to each of Messrs. Sam Cohen and Yaron Menashe is incorporated herein by reference to Item 4. History and Development of the Company- Recent Developments, and "Item 7. Related Party Transactions”.

ITEM 16.F.                    Changes in Registrant's Certifying Accountant

Not applicable.

ITEM 16.G.                   Corporate Governance

Not applicable.

PART III

ITEM 17.                        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                        FINANCIAL STATEMENTS

See pages F-1 to F-41.

ITEM 19.                        EXHIBITS

1.1	Articles of Association, as amended, of the Registrant, incorporated by reference to Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.

1.2
English summary from Hebrew original Memorandum of Association of the Registrant, incorporated by reference to our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

4.1	Share Purchase Agreement between the Company, ScanMaster Systems (IRT) Ltd. and the Purchaser

4.2	Asset and Liability Re-allocation Agreement between the Company and ScanMaster Systems (IRT) Ltd.

4.3	Asset Purchase Agreement between ScanMaster Systems (IRT) Ltd. and ScanMaster IRT Inc.

4.4	Creditor Agreement between the Company and ScanMaster Systems (IRT) Ltd.

4.5	Loan Agreement between the Company and M.S.N.D. Real Estate Holdings Ltd. dated May 27, 2010.

4.6	Amendment to Lease Agreement between the Company and Yehezkel Yaakobi (English summary of the Hebrew language agreement.)

4.7	Debt Restructure Agreement between the Company and Bank Leumi LeIsrael Ltd. (English summary of the Hebrew language agreement.)

4.8	Framework Agreement between the Company and Bank Hapoalim Ltd. (English summary of the Hebrew language agreement).

4.9	Debt Restructure Agreement between the Company and Bank Hapoalim Ltd. (English summary of the Hebrew language agreement).

4.10	Loan Undertaking between the Company and Sam Cohen dated June 3, 2010.

4.11	Loan Undertaking between the Company and Yaron Menashe dated June 3, 2010.

8.1	List of subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2010

ELBIT VISION SYSTEMS LTD.

By:	/s/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.
(An Israeli Corporation)

2009 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.
2009 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and Accumulated deficit raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 1 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 14, 2010

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2009	2008
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		323	409
Restricted deposit (short term)	14a	1,030	700
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2009- $938 ,2008- $685)		3,632	4,872
Other		464	616
Inventories	4	1,726	3,946
T o t a l current assets		7,175	10,543
INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,393	1,556
Other long-term receivables and investment	5	129	137
		1,522	1,693
PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	6	373	443
OTHER ASSETS (net of accumulated amortization)
Goodwill	18	242	1,752
Other intangible assets	7	318	2,770
		560	4,522
T o t a l assets		9,630	17,201

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2009	2008
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Credit from banks	15c	914	6,388
Accounts payable and accruals:
Trade		2,283	3,411
Deferred income	2i	244	1,526
Other	15b	3,212	3,316
T o t a l current liabilities		6,653	14,641
LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	6,616	-
Accrued severance pay	8	1,790	2,187
T o t a l long-term liabilities		8,406	2,187
COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		15,059	16,828
SHAREHOLDERS' EQUITY (DEFICIENCY):	11
Share capital – ordinary shares of NIS 1 par value (“Ordinary Shares”);
Authorized – 120,000,000 Ordinary Shares as of December 31, 2009
and 60,000,000 as of December 31, 2008
Issued and outstanding:
December 31, 2009 – 69,652,779 Ordinary shares
December 31, 2008 – 50,988,701 Ordinary shares		15,556	10,679
Additional paid-in capital		25,463	28,465
Accumulated deficit		(46,448)	(38,771)
T o t a l shareholders’ equity (deficiency)		(5,429)	373
T o t a l liabilities and shareholders’ equity (deficiency)		9,630	17,201

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2009	2008	2007
REVENUES:
Sale of products		10,715	18,453	18,690
Services rendered		1,886	3,647	3,173
		12,601	22,100	21,863
COST OF REVENUES:	15d
Cost of products sold		8,824	12,358	9,382
Cost of services rendered		2,048	2,191	1,926
		10,872	14,549	11,308

GROSS PROFIT		1,729	7,551	10,555
RESEARCH AND DEVELOPMENT COSTS – NET	15e	3,036	4,559	3,313
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		2,643	5,270	4,885
General and administrative		1,453	2,123	1,338
Impairment of goodwill	2h	1,553	1,981	-

OPERATING INCOME (LOSS)		(6,956)	(6,382)	1,019
FINANCIAL EXPENSES - NET	15f	(827)	(1,082)	(1,081)

LOSS BEFORE OTHER EXPENSES		(7,783)	(7,464)	(62)
OTHER INCOME (EXPENSES)	15g	110	(18)	(1,277)

LOSS BEFORE TAXES ON INCOME		(7,673)	(7,482)	(1,339)
TAXES ON INCOME	12d	4	11	3
LOSS FOR THE YEAR		(7,677)	(7,493)	(1,342)

LOSS PER SHARE:	2m
Basic		(0.146)	(0.147)	(0.034)
Diluted		(0.146)	(0.147)	(0.034)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE –
BASIC (IN THOUSANDS)		52,527	50,970	39,393
DILUTED (IN THOUSANDS)		52,527	50,970	39,393

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional	Other		Total
	Number		paid-in	comprehensive	Accumulated	shareholders’
	of shares	Amount	Capital*	income	deficit	equity
	In thousands		U.S. dollars in thousands

BALANCE – DECEMBER 31, 2006	29,516	5,091	25,846	-	(29,936)	1,001
CHANGES DURING 2007:
Loss for the year					(1,342)	(1,342)
Issuance of share capital and warrants (note 11a)	21,275	5,538	2,403			7,941
BALANCE – DECEMBER 31, 2007	50,791	10,629	28,249	-	(31,278)	7,600
CHANGES DURING 2008:
Loss for the year					(7,493)	(7,493)
Issuance of share capital and warrants (note 11a)	197	50	216			266
BALANCE – DECEMBER 31, 2008	50,988	10,679	28,465	-	(38,771)	373
CHANGES DURING 2009:
Loss for the year					(7,677)	(7,677)
Conversion of Loan from Shareholder	6,469	1,690	(1,041)			649
Issuance of share capital and warrants (note 11a)	12,196	3,187	(1,961)			1,226
BALANCE – DECEMBER 31, 2009	69,653	15,556	25,463	-	(46,448)	(5,429)

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(7,677)	(7,493)	(1,342)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	2,626	1,027	1,241
Impairment of goodwill	1,553	1,981	-
Amortization of discount on loan from shareholder	-	-	1,212
Loss from disposal of property	-	2	-
Liability for employee rights upon retirement	(397)	179	(182)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,240	(134)	(1,540)
Decrease (increase) in other accounts receivable	152	912	(465)
Increase (decrease) in trade accounts payable	(1,128)	191	(282)
Deferred income	(1,282)	(556)	465
Increase (decrease) in other accounts payable	(104)	687	(965)
Decrease (increase) in inventories	2,220	1,353	(1,331)
Net cash used in operating activities	(2,797)	(1,851)	(3,189)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(71)	(131)	(296)
Long-term receivables	8	(6)	400
Purchase price adjustment of contingent consideration	-	(204)	-
Redemption of (investment in) restricted deposit	(330)	(160)	148
Proceeds from disposal of property and equipment	-	5	38
Funds severance pay	163	67	268
Net cash provided by (used in) investing activities	(230)	(429)	558
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	1,172	-	4,521
Short-term credit from bank – net	(5,474)	421	(761)
Loan from Shareholder	627
Long Terms loan granted	6,616	-	-
Proceeds from exercise of options and warrants	-	79	-
Net cash provided by financing activities	2,941	500	3,760
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(86)	(1,780)	1,129
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	409	2,189	1,060
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	323	409	2,189
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	277	307	704
Income taxes paid – net	4	11	3

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      -      GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In September 2004, the Company completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively - “ScanMaster”).  ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection. During May 2010 we sold all our shares in Scanmaster (see Note 19)

The Company has sustained significant operating losses in recent periods, which has led to a significant reduction in its cash reserves.  As reflected in the accompanying financial statements, the Company’s operations for the year ended December 31, 2009, resulted in a net loss of $7,677 thousands. The Company’s ability to continue operating as a “going concern” is dependent on its ability to raise sufficient additional working capital. There is no assurance that the Company will be able to return to positive cash flow before it requires additional cash, which raises substantial doubts about the ability of the Company to continue as a going concern.

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sale its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers paid 250K in cash and undertook to repay the Company the sum of $675K in satisfaction of all remaining debt owed by Scan to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements with the Banks, the Banks forgave part of the debt and the Company remaining debt is $1.4M dollars of which $0.8M dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6M dollar is repayable over a period of 10 years starting July, 31, 2015.

As to Business and Geographical segments – see Note 17.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES:

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

Transactions in currencies other than each company's functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in ASC 830-10, "Foreign Currency Translation".  All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise.

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

e.     Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

(2)
Impairment of long-lived assets – Impairment examinations and recognition are performed and determined based on the provisions of ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10"). ASC 360-10 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group.  In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

h.     Other assets- Goodwill and Intangible Assets

(1)
Goodwill

Under ASC 350-20, “Goodwill and Other Intangible Assets” ("ASC 350-10"), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur.  Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following:  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to both segments (see also Note 17).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.     Other assets- Goodwill and Intangible Assets  (Cont.)

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill and impairment test. An impairment of $ 1,981,000 resulted from the annual review performed in the year 2008 and an impairment of $ 1,553,000 resulted from the annual review performed in the year 2009, allocated to the non-destructive automated inspection segment. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The result of the evaluation was the write off of the remaining balance of goodwill and intangible assets. As further discussed in Note 19, the Company sold it holding in Scan (the subsidiary operating in the non-destructive segment) to a group of investors led by the Company's former CEO.

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

The terms of the agreements between the Company and its customers are substantially different from the terms of the agreements between ScanMaster and its customers.  Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case.  Set forth bellow are the main accounting policies applied by each of the companies:

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.     Revenue recognition (Cont.):

1)            Sale of products (Cont.):

The Company

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.     Revenue recognition (Cont.):

 c.            Right of return

The Group does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

                                                 d.            Revenues from systems that require significant customization, integration and installation are recognized based on ASC 605-35-05 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable, based on the criteria prescribed in ASC 810-10-45-14 (Formerly EITF 00-1), to the professional services is recognized as the services are performed.

2)         Services rendered

            Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

                                3)         Deferred income

The deferred income balance as of December 31, 2009 and 2008 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.     Research and development

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

k.     Advertising expenses

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $ 171,000, $ 431,000 and $ 428,000, respectively.

l.     Deferred income taxes

The company accounts for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes” ("ASC 740-10").  Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions.  Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

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

m.   Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 21,783,514, 13,492,331and 16,862,858 shares for the years 2009, 2008 and 2007, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

   n.     Stock-based compensation

The Company recognizes $ 76,000 of compensation expenses in 2009 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 11b.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                           o.     Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

   p.     Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

   q.     Consentration of credit risk

As of December 31, 2009 and 2008, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks.  The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.  In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

                           r.     Recently issued accounting pronouncements:

Amendment to Accounting Standards Codification (“ASC”) 815 (SFAS No. 161)

Effective January 1, 2009, the Company adopted the disclosure requirements in the amendment to ASC 815 (added by SFAS No. 161), “Disclosures about Derivative Instruments and Hedging Activities”, which expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ASC 815-40 (EITF 07-5)

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity.

The Company applies this consensus effective January 1, 2009. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r. Recently issued accounting pronouncements (Cont.):

ASC 855 (SFAS 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

                           s .     Initial adoption of new standards:

ASC 105 (SFAS 168)

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective December 31, 2009, all references made to GAAP in our consolidated financial statements include the new Codification numbering system along with original references.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

        t.     Recently Issued Accounting Standards

ASU 2009-13

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

NOTE 3       -    CONSOLIDATED SUBSIDIARIES

a.     Acquisition and Disposal of Yuravision

On December 1, 2006, the Company executed an agreement with a Korean corporation for the sale of it investment inYuravision shares in consideration for $950,000  plus the purchase from the Company of its right to receive from Yuravision repayment of an $800,000 loan in consideration for the full value of the loan.  Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price will be payable no later than May 1, 2009.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4       -    INVENTORIES

	December 31
	2009	2008
	$ in thousands
Raw materials	1,255	2,384
Work in process	450	1,472
Finished products	21	90
	1,726	3,946

The balances are net of write-down of $1,795,000 and $1,150,000 as of December 31, 2009 and 2008, respectively.

NOTE 5       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2009	2008
	$ in thousands
Deposits on leased vehicle (see also Note 10b2))	68	76
Investment (1)	61	61
	129	137

(1)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2009 the Company holds 4% of  MCL's ordinary shares.

NOTE 6       -    PROPERTY AND EQUIPMENT

   a.       Comprised as follows:

	December 31
	2009	2008
	$ in thousands
Machinery and equipment	2,961	2,891
Leasehold improvements	272	271
Office furniture and equipment	427	427
Vehicles	62	62
	3,722	3,651
Less - accumulated depreciation and amortization	3,349	3,208
	373	443

b.	Depreciation and amortization expenses totaled $ 148,000, $ 173,000, and $222,000, in the years ended December 31, 2009, 2008 and 2007, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       -     OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2009	2008	2009	2008
	U.S. dollars in thousands		U.S. dollars in thousands
Technology	2,828	2,828	2,608	1,385
Customer relations	1,599	1,599	1,501	775
Distribution network	338	338	338	147
Brand name	489	489	489	177
Backlog	414	414	414	414
	5,668	5,668	5,350	2,898

Amortization expenses totaled $ 2,457,000(1), $ 669,000 and $ 659,000, in the years ended December 31, 2009, 2008, and 2007, respectively.

(1)	the amount is inclusive of impairment in the amount of $2,154,000 relating to the non-destructive segment.

Estimated amortization expense for the following years, subsequent to December 31, 2009:

$ in thousands
Year ended December 31:
2010	318
2011	-
2012	-

NOTE 8       -     ACCRUED SEVERANCE PAY, NET

a.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9       –    LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2009	2008
	$ in thousands
Loans from banks	6,616	-

	6,616	-

On November 2009 the Company signed new agreements with its bank to restractur its credit facilities which agreed to maintain the Company’s  credit and financing facilities, the banks will delay repayment of the principal on outstanding loans to a four year period commencing on January 1, 2012 by quratly payment including yearly interest rate of Libor +2% .  For amendment of those agreements see Note 19.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2009	2008
	$ in thousands
2010	-	-
2011	-	-
2012	1,716	-
2013 and thereafter	4,900	-
	6,616	-

  See note 19 for the agreement with the banks subsequent to the balance sheet date.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

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

Royalty expenses to the Government of Israel totaled $76,000, $ 224,000 and $ 266,000 in the years ended December 31, 2009, 2008 and 2007 respectively and are included in the statements of operations among cost of revenues.

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

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company's written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company's inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90,000 on acount of this claim.

The maximum royalty amount payable the Company expect to pay to the Government of Israel under 1 and 2 above ,at December 31, 2009 is approximately $1,003,000.

4)
ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products.  The supplier is also entitled to receive royalties from the product’s sales.  The royalty expenses amounted to $ 30,000, $ 17,000 and $ 34,000 in the years ended December 31, 2009, 2008 and 2007, respectively, were included in the statements of operations in cost of revenues.

5)
As part of acquisition of  Panoptes Ltd. (see Note 3b.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS's optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The Company paid to Ma'aragim royalties $ 204,000, $ 155,000 and $ 109,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Lease commitments

1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements.  The lease agreements for the premises expire in 2009 with extended options for another 3 years. The company extended the lease agreement for another 3 years starting January 1, 2010.on June 2010 the company ended the agreement (See note 19)

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2009, are as follows:

$ in thousands
Year ending December 31:
2010	422
2011	420
2012	420
1,262

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 469,000, $ 474,000, and $ 331,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

During May ,2010 The company moved to new facilities (See Note 19).

2)
The Company leases motor vehicles under long-term operating lease agreements.  The lease agreements expire on various dates ending in 2010 – 2011 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2009, are as follows:

$ in thousands
2010	236
2011	255
491

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 61,000.  The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2009, 2008 and 2007, amounted to $ 492,000, $ 516,000 and $ 430,000 respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Guarantees

As of December 31, 2009, the Company provided guarantees in the aggregate amount of $798,000  to its customers in order to secure the Company’s commitments under its sales agreements.  The guarantees are usually secured by cash advances received from the said customers.

NOTE 11     -    SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

2)
In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its     9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to  purchase 4,732,774 of the Company's ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years.

3)
On June 21, 2007, following the approval of the Company's board of directors and the Company's audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company's shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company's ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company's ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date.

4)
On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. ("Mivtach") provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company's ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach assigned their right to receive shares from the Company, under the convertible loan and warrant, to M S N D Real Estate Holding Ltd. ("M.S.N.D."). On June 21, 2007 the Company executed an agreement with M.S.N.D., which was approved by the Company's shareholders in a meeting held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.'s undertaking to convert the full loan amount by no later than August 1, 2007 (a)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

Mivtach will be issued with 9,523,810 of ordinary shares; and (b) Mivtach will receive a 4-year warrant to purchase 2,380,952 of the Company's ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of the Company's issued and outstanding share capital.

M.S.N.D. also completed the purchase of 2,939,192 of the Company's ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company’s former CEO.

5)
In Decmber 2009 the Company issued Mivtach Shamir Holdings Ltd. 18,664,078 ordinary shares for $0.097 per share for a total amount of  $1,810,416.This amount include convertion of Loan received from Mivtach during 2009 in an amount of $627,000.Pursuant to the transaction, Mivtach was also issued warrants to purchase 9,332,039 of the Company's ordinary shares at an exercise price per share  of $0.139, exercisable for a period of 4 years.

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

Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -    SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

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

During 2007 , 2008 and 2009 no options were exercised.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

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

(a)
 A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
Options outstanding at beginning of year	5,410,352	0.69	5,010,352	$0.79	4,888,686	$0.83
Changes during the year:
Granted (1)	-	-	547,500	0.34	350,000	0.42
Exercised	-	-	-	-	-	-
Forfeited	(251,250)	0.33	(147,500)	1.34	(228,334)	1.19
Options outstanding at end of year	5,159,102	0.71	5,410,352	0.69	5,010,352	0.79
Options exercisable at year end	4,646,602	0.75	4,402,102	$0.77	3,962,739	$0.85
Weighted average fair value of
options granted during the year (2)	-		$0.30		$0.35

(1)	Options granted in 2008 and 2007 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2008 and 2009, with the following weighted average assumptions:

	Year ended December 31
	2008	2007
Dividend yield	0%	0%
Expected volatility	126%	140%
Risk-free interest rate	3.48%	4.15%
Expected life - in years	6.5	6

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

2)	Options granted to employees (cont.):

Dividend yield - Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility - Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company's price share to determine the standard deviation.

Risk free interest rate - The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated.  Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

2)	Options granted to employees (Cont.):

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2009:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2009	life	2009	life
$		Years		Years
0.15-0.32	825,055	0.2-8.6	542,555	2.6-7.5
0.35-0.46	635,250	0.05-8.1	460,250	0.05-8
0.48-0.70	1,098,297	2.2-8	1,098,297	2.2-8
0.75-0.85	1,084,334	3.9-7.3	1,084,334	3.9-7.3
1.00-1.25	1,461,166	0-4.9	1,461,166	0-4.9
	5,159,102		4,646,602

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -     TAXES ON INCOME

a.	Corporate taxation in Israel

1)
The provision for current taxes of the Company and its Israeli subsidiaries was determined until 2007 in accordance to the provisions of the Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the sults for tax purposes on a real basis pursuant to changes in the CPI.

In February 2008 an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from the 2008, the provisions of the law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year of 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

2)
Tax rates

The income of the Company and ScanMaster Ltd. (other than income from ”approved enterprises”, see b. below) are taxed at the regular rate. Corporate tax rate applicable to companies in Israel in 2009 is 26% which will decrease gradually to 18% in 2016.

b)
Non Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence.  The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 20%.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12     -      TAXES ON INCOME (cont.)

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -      TAXES ON INCOME (cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law) (cont.)

(b)	Accelerated depreciation The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

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

                      d.   Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Loss before taxes on income	(7,673)	(7,482)	(1,339)
Theoretical tax benefit on the above amount	(1,995)	(2,020)	(388)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	1,995	2,020	388
Other	4	11	3
Actual tax expense	4	11	3

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -      TAXES ON INCOME (cont.)

e.	Deferred Taxes

1)	The Company has approximately $ 51 million unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2009 and 2008.

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

2)
ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2009	December 31, 2008
	$ in thousands	$ in thousands
Provision for vacation pay	87	90
Accrued severance pay	76	91
Carryforward tax losses	859	1,139
Research and development costs	373	653
Less – valuation allowance	(1,395)	(1,973)
	-	-
The deferred taxes are computed at the average tax rate of 20% - 25%.

f.	Carryforward tax losses Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 55 million at December 31, 2009.

g.	Tax assessments The tax assessments of the Company and ScanMaster Ltd. through the tax year 2003 are deemed final.

NOTE 13     -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

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

NOTE 14 - LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.
The Group has registered fixed charge on  bank deposits in favor of  certain banks.  The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2009, the bank deposits amount to $ 1,030 thousands, out of which $ 132 thousands are linked to the dollar and $ 898 thousands are linked to the Euro; The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

NOTE 15     -      SUPPLEMENTARY INFORMATION:

a.	Accounts receivable

December 31
2009	2008
$ in thousands

1) Trade – allowance for doubtful accounts:
Balance at beginning of year	685	677
Charged to statement of operations	253	8
Write-off of uncollectible amounts	-	-
Balance at end of year	938	685

2) Other:
Employees	28	36
Prepaid expenses	289	118
Israeli Government departments and agencies	147	362
Receivables from selling the Yuravision	-	100
	464	616

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15     -      SUPPLEMENTARY INFORMATION (Cont.)

b.	Accounts payable and accruals – other:

	December 31
	2009	2008
	$ in thousands
Employees and employee institutions	764	732
Israeli Government departments and agencies	1,004	918
Provision for vacation and recreation pay	464	550
Provision for product warranty	194	255
Liability for commissions to agents	286	287
Accrued expenses and sundry	500	574
	3,212	3,316

c.	Credit from banks

Composed as follows:

	% interest rate	December 31
	as of	2009	2008
	December 31, 2009	$ in thousands
Unlinked credit from bank		-	408
Short-term loans from banks:
Linked to the dollar	2.5	225	4,444
Linked to the Euro		689	1,536
		914	6,388

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,930,000. As of December 31, 2008 the Company uses $ 3,916,000 of the said credit; to secure the credit facilities, the Company registered a first ranking floating charge on all of the Company's assets and all the assets of ScanMaster and a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14). In May 2010, The Company entered into new agreements for bank credit facilities (see Note 19).

d.	Cost of revenues
	Year ended December 31
	2009	2008	2007
	$ in thousands
Industrial operations:
Materials consumed	5,348	7,787	5,533
Payroll and related expenses	1,520	3,120	2,776
Subcontracted work	292	519	247
Depreciation and amortization	2,197	571	579
Other production expenses	1,440	2,311	1,873
Royalties (see Note 10a)	75	241	300
	10,872	14,549	11,308

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15     -      SUPPLEMENTARY INFORMATION (cont.):

e.	Research and development expenses:

Total expenses	3,036	4,711	3,454
Less – grants and participations (see Note 10a1)	-	(152)	(141)
	3,036	4,559	3,313

f.	Financial expenses, net

	Year ended December 31
	2009	2008	2007
	$ in thousands
Income:
Interest in respect of bank
Deposits and securities	3	26	62
Exchange differences	-	-	48
Other	-	-	-
	3	26	110
Expenses:
Interest
In respect of liability to related parties	10	4	360
In respect of credit from banks	468	537	747
Exchange differences	346	555	-
Other	6	12	84
	830	1,108	1,191
	(827)	(1,082)	(1,081)

g.	Other expenses
	Year ended December 31
	2009	2008	2007
	$ in thousands
Write off of discount on convertible loan associated with beneficial conversion feature (see note 9a.(3))	-	-	(1,047)
Other	110	(18)	(230)
	110	(18)	(1,277)

NOTE 16     -      RELATED PARTIES

	2009	2008	2007
	$ in thousands
Marketing and selling	174	250	120
General and administrative	138	302	278
Financing expenses on long-term loan
granted by shareholders - see Note 9a.	10	4	360
Other expenses	-	30	1,047

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17     -      BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

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

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisition in 2004, the internal organizational structure changed; consequently, the company has two reportable segments:

(a)	Automatic Vision Inspection segment - design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)
Non-destructive Automated Inspection segment - develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

Prior to June 2004, the Company operated only in one segment - the Automatic Vision Inspection segment.

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

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is - at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2009:
Revenues from unaffiliated customers	2,244	10,357	12,601
Total Consolidated revenues			12,601
Segment Operating loss	(2,327)	(4,663)	(6,990)
Unallocated corporate expenses			34
Operating loss			(6,956)
Segment assets	2,417	7,206	9,623
Other unallocated amounts			6
Consolidated assets at the year end			9,629
Expenditures for segment assets	-	79	79
Total depreciation and amortization	373	3,788	4,162

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17     -     BUSINESS AND GEOGRAPHICAL SEGMENTS (cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2009	2008	2007
	$ in thousands
U.S.A.	2,710	6,758	6,341
Europe	6,370	10,189	7,756
Other (mainly Japan and China)	3,521	5,153	7,766
	12,601	22,100	21,863

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2009	2008
	$ in thousands
Israel	906	4,935
U.S.A.	27	30
	933	4,965

NOTE 18 - GOODWILL

As part of the acquisition of ScanMaster, the Company recognized goodwill of approximately $3.6 million relating to the Non-destructive automated inspection division.  During 2008, the Company assessed the value of the Non-destructive automated inspection division and determined that based on the general current financial condition and the specific state of this division it would be appropriate to write-off approximately $2 million of the value of the goodwill acquired in the ScanMaster acquisition. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The Company assessed the value of the Non-destructive automated inspection segment using expected cash flows, and determined that write off the remaining Goodwill and other intangibles assets.

As a result of a purchase price adjustment, relating to the acquisition of Panoptes, the Company recognized goodwill of approximately $0.2 million during 2008.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - SUBSEQUENT EVENTS

a.During May 2010, the Company signed new agreements with Bank Le'umi Le'Israel BM and Bank Hapoalim BM (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks will forgive approximately $2.4M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment of by the Company $1M over 5 years and a further $600K over 10 years.

b.The Copmany sold its Subsidiary Scanmaster Systems (IRT) Ltd. and the  Assets and Liablity of IRT Scanmaster systems Inc. to a group of purchasers led by David Gal, the former CEO and Chairman of the Board of EVS, and Ofer Sela, the Company's former EVP, R&D Operations.  In connection with the sale of Scan, the purchasers paid 250K in Cash and undertake to repay the Company the sum of $675K in satisfaction of all remaining debts, over a period of 10 years in equal quarterly installments with interest at the US Dollar annual LIBOR rate starting January 1, 2011. If ScanMaster Ltd. fails to engage in any projects for the inspection of rail tracks for a period of two years, EVS will forgive all remaining balance of the $675K debt up to a maximum of $450K. In conection to the sale of ScanMaster Ltd. the Company agreed with the lessor to evacute the premise as of June,15, 2010.The Company lease new  facility in Ceasrea.

c. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and the Company have entered into an agreement with Mivtach pursuant to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.