Form 20-F/A
period 2008-12-31
ELBIT VISION SYSTEMS LTD
filed 2010-12-23
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Yes     ☒ No

EXPLANATORY NOTE

                 This Amendment No. 1 on Form 20-F/A is being filed to amend Item 15 (Controls and Proceedures) of the Annual Report on Form 20-F for the year ended December 31, 2008 of Elbit Vision Systems Ltd. which was originally filed on July 15, 2009.

                 This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 as originally filed and all such other information in the original filing, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2008 and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. For the convenience of the reader, the document has been refiled in its entirety.

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

         Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on amendment no. 1 to Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf .

December 23, 2010

ELBIT VISION SYSTEMS LTD. By: /s/ Samuel Cohen —————————————— Samuel Cohen Chief Executive Officer

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