Form 20-F/A
period 2009-12-31
ELBIT VISION SYSTEMS LTD
filed 2010-12-23
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F /A
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

☐ Yes           ☑ No

EXPLANATORY NOTE

         This Amendment No. 1 on Form 20-F/A is being filed to amend Item 5 (Critical Accounting Policies) and Item 15 (Controls and Proceedures) of the Annual Report on Form 20-F for the year ended December 31, 2009 of Elbit Vision Systems Ltd. which was originally filed on July 15, 2010.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 as originally filed and all such other information in the original filing, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2009 and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. For the convenience of the reader, the document has been refiled in its entirety.

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

d.           Impairment of Fixed Assets and Intangible Assets.

Management reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For those assets that have definite useful lives, recoverability tests are performed based on undiscounted expected cash flows. When the asset is not recoverable an impairment loss should be computed based on the difference between the carrying amount of the assets (or asset group) and the fair value. The fair value in most instances will be determined using present value techniques applied to expected cash flow. Changes in the assumptions used in forecasting future cash flows and the fair value of the assets may have significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

e.           Impairment of Goodwill.

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, with the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Changes in the assumptions used in calculation of the fair value of the unit may have a significant effect on determining whether an impairment charge is required and hence may affect our results of operations.

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

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 11.5% in 2009 from 9.6% in 2008. General and administrative expenses in 2009 were $1.5 million, compared to $2.1 million in 2008. The decrease in expenses was caused by a decrease in salaries and expenses resulting from the significant reductions of our workforce in 2009, and a one-time due diligence cost of $150,000 incurred during 2008.
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

None.

ITEM 15.                        CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

(b)   Management's Annual Report on Internal Control over Financial Reporting

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2009.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Amendment no. 1 to the Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

December 23 , 2010

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