Form 20-F
period 2010-12-31
ELBIT VISION SYSTEMS LTD
filed 2011-07-14
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File No.

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

 Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes ☐   No ☑

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

 Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

 Large Accelerated Filer      Accelerated Filer ☐      Non-accelerated filer ☑

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

 Yes ☐   No ☑

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

------------

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
RISK FACTORS	6
RISK FACTORS RELATED TO OUR BUSINESS	7
RISK FACTORS RELATED TO OUR ORDINARY SHARES	11
RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4. INFORMATION ON THE COMPANY	17
HISTORY AND DEVELOPMENT OF THE COMPANY	17
BUSINESS OVERVIEW	21
ORGANIZATIONAL STRUCTURE	30
PROPERTY, PLANTS AND EQUIPMENT	31

ITEM 4A. UNRESOLVED STAFF COMMENTS	31

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
SELECTED FINANCIAL DATA	31
OPERATING RESULTS	37
LIQUIDITY AND CAPITAL RESOURCES	41
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	42
TREND INFORMATION	44
OFF-BALANCE SHEET ARRANGEMENTS	44
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	44

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
DIRECTORS AND SENIOR MANAGEMENT	44
COMPENSATION	46
BOARD PRACTICES	47
EMPLOYEES	51
SHARE OWNERSHIP	53

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
MAJOR SHAREHOLDERS	55
RELATED PARTY TRANSACTIONS	56

ITEM 8. FINANCIAL INFORMATION	60
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
SIGNIFICANT CHANGES	61

ITEM 9. THE OFFER AND LISTING	61
OFFER AND LISTING DETAILS	61
MARKETS	63

ITEM 10. ADDITIONAL INFORMATION	64
MEMORANDUM AND ARTICLES OF ASSOCIATION	64
MATERIAL CONTRACTS	71
EXCHANGE CONTROLS	72
TAXATION	73
DOCUMENTS ON DISPLAY	79

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	79
FOREIGN CURRENCY EXCHANGE	80
INTEREST RATE RISK	80

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	80

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

Except for 2005 and 2010, in which we generated net income of $0.611 million and $2.6 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million and $7.7 million in 2004, 2006, 2007, 2008, and 2009 respectively.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel BM and Bank Hapoalim (the "Banks"). Although the terms of the restructure agreement were favorable to the company, there is no guarantee that we will be able to comply with the repayment terms and/or be profitable in the future. Our current assets, together with anticipated cash generated from operations and available credit lines, may be insufficient to meet our cash requirements for working capital and capital expenditures for twelve months from June 2011, and we may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern. There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Bank, see Item 4 - Information on the Company -"Recent Developments – Loans".

We intend to continue pursuing businesses to acquire in order to expand our business into new markets.

Our current business strategy includes selective expansion into new markets. Our future success and growth depends upon our successful penetration of these new markets.

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

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2007 and 2008, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007, 2009 and 2010, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. We will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of June, 2011, hold an aggregate of approximately 47% of our shares. Nevertheless, there is no guarantee that the recent measures taken to restructure our debt will be sufficient to continue running our operations, and we may determine that it is in our best efforts to sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 4. "Information on the Company- Recent Developments" and Item 7, "Major Shareholders and Related Party Transactions-Related Party Transactions".

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of June 30, 2011:
•	69,652,779 of our shares were outstanding;
•	16,679,412 warrants held by institutions and major shareholders (including our current Chief Executive Officer and Chief Financial Officer; and
•	6,370,216 options held by employees and former employees.

As of June 30, 2011 a total of 92,702,407 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 42,866,401 are held by affiliates out of which 180,250 have been registered under registration statements which we have filed.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in June 2011 was 7,768 shares. The high and low bid price of our ordinary shares for the last two years has been $0.05 and $0.13, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Due to the current downturn in the world economy which began in 2008, the securities markets in general have experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they have been experiencing and may continue to experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. Since February 2011, Egypt has experienced political turbulence, following the resignation of Hosni Mubarak as president, due to ongoing protests throughout Egypt, and the appointment of a military regime in his stead, which may damage the current peaceful and diplomatic relations between Israel and Egypt, which could affect the region as a whole.  Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries.  This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries.    In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us.   Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.  We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region.  Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. We believe that a maximum of 1 of our employees, 5% of our employees at any one time, could be called for active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and losses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

We benefit from certain government programs and tax benefits, which may change or be withdrawn.

We benefit from certain Israeli government grants, programs and tax benefits. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets, and complying with certain labor laws in Israel. If we fail to meet certain conditions in the future, we could be required to refund payments under these programs or pay certain taxes. There can be no assurance that such programs and tax benefits will be continued in the future, at their current levels or otherwise. The termination or reduction of certain programs and tax benefits could have a material adverse affect on our business, results of operations and financial conditions.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. It may be difficult to effect service of process within the U.S. upon us or upon any such officers and directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon the civil liability of the company or such persons under U.S. federal securities laws.  There is some degree of doubt amongst legal experts as to whether Israeli courts would (i) enforce judgments of U.S. courts obtained against the company or such officers and directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against the company or such officers and directors and professional advisors predicated solely upon such U.S. laws. Therefore, it may be difficult to enforce a judgment obtained in the United States against any such persons or us.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon U.S. federal securities laws against us or against our directors or officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Therefore it may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

We are unlikely to pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution (the “Profits Criteria”) and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the Profit Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.  We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association, our Articles of Association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders, and to refrain from misusing his power, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from exploiting any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. These provisions of Israeli law could delay, prevent or impede a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore potentially depress the price of our shares.

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

In September, 2004, we completed the acquisition of ScanMaster, a company that develops, manufactures and markets automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe, plate and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and has an installed base of more than five hundred field-proven systems and instruments.

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

Recent Developments

Since January 1, 2010, the company has experienced the following significant developments:

Sale of ScanMaster

In June 2010, pursuant to a series of agreements, we completed the sale of ScanMaster to a group of purchasers led by David Gal, our former chief executive officer and chairman of our board of directors, and Ofer Sela, who previously served as our executive vice president, research and development (the "ScanMaster Transaction").  In connection with the ScanMaster Transaction, we entered into a share purchase agreement (the "ScanMaster SPA") pursuant to which the purchasers purchased all of the issued and outstanding shares of ScanMaster, ScanMaster repaid us an outstanding debt in the amount of approximately $550,000, $200,000 of which was paid directly to our then landlord in connection with our lease termination. For more information, see Exhibit 4.6. Immediately prior to the ScanMaster transaction, ScanMaster transferred to us all of the issued and outstanding share capital of its wholly owned subsidiary Panoptes Ltd, for NIS 1.  We also entered into an asset and liability re-allocation agreement (the "Re-Allocation Agreement"), with ScanMaster, pursuant to which the two companies agreed to re-allocate their assets and liabilities so that each party will fully own and be fully responsible for its respective business following the sale of ScanMaster. Additionally, we entered into a creditor agreement with ScanMaster (the "Creditor Agreement"), pursuant to which ScanMaster agreed to repay us an additional amount of $675,000 in debt over a period of ten (10) years commencing January 1, 2011, in equal quarterly installments with interest set at the U.S. Dollar annual LIBOR rate (the "Long-Term Debt").  Additionally, under the terms of the Creditor Agreement, should ScanMaster fail to engage in any rail inspection projects for a consecutive two year period within the ten year repayment period, we will forgive up to $450,000 of ScanMaster's Long-Term Debt to the company. For more information on the ScanMaster SPA, the Re-Allocation Agreement and the Creditor Agreement, see Item 7. Major Shareholders and Related Party Transactions (Section B).

Sale of the assets of IRT ScanMaster Systems Inc.

One of the conditions for the completion of the ScanMaster Transaction was the execution of an agreement with ScanMaster for the sale of all of the assets and liabilities of our  US subsidiary IRT ScanMaster Systems Inc. ("Scan Inc."). Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster.  The sale of the assets of Scan Inc. to ScanMaster (IRT) Inc. a newly incorporated wholly owned subsidiary of ScanMaster was completed in the fourth quarter of 2010. The dissolution of Scan Inc. was authorized on December 31, 2010 and Scan Inc. was dissolved in February 2011.

Restructuring of our Bank Debt

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which is scheduled to commence on January 1, 2013, provided that we meet certain milestones set by the Banks. Further, Mr. Cohen and Mr. Menashe each agreed to postpone our payment of the first $50,000 of their salaries until July 2011, at which time we shall commence payment of $50,000 in three equal monthly installments to each of Mr. Cohen and Mr. Menashe.

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

Significant Reduction in Workforce

In March 2009, due to a decline in our sales coupled with our distressed financial condition, we implemented a reduction in workforce during which we terminated fifteen of our employees (including certain employee of ScanMaster).  In November 2009, we terminated an additional eleven employees (including certain employees of ScanMaster) and in March 2010, we terminated a further twenty employees (including certain employees of ScanMaster).  The costs to the company associated with the above noted terminations termination was severance pay which had already been accrued on the balance sheet of the company.

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

New Controlling Shareholders

In June 2010, our former controlling shareholder, Mivtach, transferred all of its holdings in our company in equal parts to each of Messrs. Sam Cohen and Yaron Menashe, Following the transfer of Mivtach's shares and warrants to these individuals, as of June 25, 2011, each of Messrs. Sam Cohen and Yaron Menashe holds 16,368,403 of our ordinary shares. Additionally, Sam Cohen holds warrants to purchase 5,166,496 of our ordinary shares warrants in addition to options to purchase 51,250 of our ordinary shares and Yaron Menashe holds warrants to purchase 5,166,495 of our ordinary shares, and options to purchase 129,500 of our ordinary shares.

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

IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.5 mm on any web width. The IQ-TEX systems can detect at web speed of up to 1,000 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

Non-Destructive Automated Inspection Systems (UT) Division

Until June 2010, we operated in the Non-Destructive Automated Inspection Systems industry or UT industry through our subsidiary, ScanMaster. In June 2010, we sold ScanMaster as part of the ScanMaster Transaction and as of the date thereof we no longer operate in the UT industry. The following description of the UT industry relates to the operations of our subsidiary, ScanMaster Ltd., until June 2010:

The products of ScanMaster, served the high end of a non-destructive testing, or NDT, market. The company’s products enjoyed a high technological barrier to entry that translated into a limited number of competitors in each application niche. In terms of sensitivity, speed, resolution, data acquisition and processing hardware and software as well as in terms of quality and reliability, the company’s products were believed to be well positioned in the industry.

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

Sales and Markets

Sales Network

We market our products through in-house sales personnel in conjunction with independent sales representatives. Our independent sales representatives provide essential pre-and-post sales support for our products in their territories and account for a substantial percentage of our sales worldwide. We believe that our network of sales representatives will enable us to introduce new products and to penetrate additional web manufacturers around the world. We intend to further expand our international network of sales representatives by entering into relationships with additional sales representatives and forming joint ventures in target markets.

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

Sales by Principal Markets and Activities

Automated Optical Inspection Industry
In 2005, approximately 61.7% of our sales were in the United States, approximately 25% were in Europe, and approximately 13.3% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 45.6% of our sales were in the United States, approximately 17.7% were in Europe, and approximately 36.7% were in the Far East. In 2008, approximately 41.7% of our sales were in the United States, approximately 35.3% were in Europe, and approximately 23% were in the Far East. In 2009, approximately 29.1% of our sales were in the United States, approximately 11.1% were in Europe, and approximately 59.8% were in the Far East. In 2010, approximately 46% of our sales were in the United States, approximately 27% were in Europe, and approximately 27% were in the Far East. One customer accounted for 15%, 11% and 15% in each of 2007 , 2009 and 2010 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2006, 2007, 2008, or 2009. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

Non-Destructive Automated Inspection Systems
In 2006, approximately 26.1% of our sales were in the United States, approximately 51.1% were in Europe, and approximately 22.8% were in the Far East. In 2007, approximately 20.5% of our sales were in the United States, approximately 43.4% were in Europe, and approximately 36.1% were in the Far East. In 2008, approximately 27.7% of our sales were in the United States, approximately 47.3% were in Europe, and approximately 25% were in the Far East. In 2009, approximately 20.2% of our sales were in the United States, approximately 60.8% were in Europe, and approximately 19% were in the Far East. In 2010, until the ScanMaster transaction, approximately 12% of our sales were in the United States, approximately 56% were in Europe, and approximately 32% were in the Far East.  One customer accounted for 15% of our sales in 2007 and 47% of our sales in 2010. No other customers accounted for more than 10% of our net sales in any of the years 2005, 2006, 2007, 2008 or 2009. Since the ScanMaster transaction, we are no longer active in the Non-Destructive Automated Inspection segments of the market.

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

Intellectual Property Rights for Textile Industry

We have two patent applications pending with respect to this technology. We do have a patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

C.           Organizational Structure

We own all of the issued and outstanding shares of our subsidiaries Elbit Vision Systems US, Inc., or EVS US, and Panoptes. EVS US is incorporated in the United States. EVS US predominantly functions as a sales and support center for our products.

Our subsidiary in New Hampshire, IRT ScanMaster Systems Inc. ("Scan Inc."), was dissolved in February 2011.

Our subsidiary in Holland, EVS BV, had minimal operational activities. As a result, in December 2009, we dissolved this subsidiary.

In connection with the ScanMaster Transaction, in June 2010, we entered into an agreement for the sale of all of the assets of Scan Inc. Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster.  The sale of the assets of Scan Inc. to ScanMaster (IRT) Inc. a newly incorporated wholly owned subsidiary of ScanMaster was completed in the fourth quarter of 2010. The dissolution of Scan Inc. was authorized on December 31, 2010 and Scan Inc. was dissolved in February 2011.

For more information on the ScanMaster Transaction, see Item 4, “Information on the Company -- History and Development of the Company-Recent Developments”.

D.           Property, Plants and Equipment

As of June 2010, we moved our facilities from our previous location in Qadima, Israel to Caesarea, Israel. Our new facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900. We do not own any real property. In 2009 and through June 2010 we leased approximately 10,435 square feel at our facilities in Israel, at an annual rent of approximately $432,000. We extended our lease for this facility, which was scheduled to expire in December 2009 until December 14, 2012. In June 2010, we executed an amendment to the lease agreement terminating the lease on June 30, 2010. As of June 30, 2010, we lease approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $77,000. Our lease expires in June 2014. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $24,000. This lease expires in October 2011.

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

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007, and December 31, 2006 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

	2010	2009	2008	2007	2006
(in U.S. thousand Dollars )*
Statement of Operations Data:
Net sales	3,912	2,244	6,406	7,646	7,572
Cost of sales	1,960	1,774	4,306	3,433	4,584
Gross profit	1,952	470	2,100	4,213	2,988
Research and development expenses, net	494	861	1,335	1,506	1,414
Marketing and selling expenses, net	921	739	1,195	1,812	2,075
General and administrative expenses	802	896	1,144	662	938
Impairment of goodwill	-	-	-
Reorganization expenses
Total operating expenses	2,217	2,496	3,674	3,980	4,427
Operating profit (loss)	(265)	(2,026)	(1,574)	233	(1,439)
Other income (expenses)	(307)	7	(18)	(1,280)	(552)
Financing expenses, net	(291)	(125)	(174)	(138)	(476)
Profit (loss) before taxes	(863)	(2,144)	(1,766)	(1,185)	(2,467)
Taxes on income	-	3	6	3	5
Income (loss) from continuing operations	(863)	(2,147)	(1,772)	(1,188)	(2,462)
Loss from operations of discontinued component	(1,946)	(5,530)	(5,721)	(154)	(3,080)
Net Profit (Loss) of disposal of discontinued operation	5,436	-	-	-	(551)
Net Profit (Loss)	2,627	(7,677)	(7,493)	(1,342)	(6,093)
Basic earnings (loss) per share from continuing operations(1)	(0.012)	(0.04)	(0.035)	(0.03)	(0.08)
Diluted earnings (loss) per share from continuing operations(1)	(0.012)	(0.04)	(0.035)	(0.03)	(0.08)
Basic earnings (loss) per share from discontinued operations(1)	0.05	(0.106)	(0.112)	(0.004)	(0.132)
Diluted earnings (loss) per share from discontinued operations(1)	0.05	(0.106)	(0.112)	(0.004)	(0.132)
Basic earnings (loss) per share(1)	0.038	(0.146)	(0.147)	(0.034)	(0.212)
Diluted earnings (loss) per share(1)	0.038	(0.146)	(0.147)	(0.034)	(0.212)
Weighted average number of shares outstanding-Basic (1)	69,653	52,527	50,970	39,393	28,778
Weighted average number of shares outstanding-Diluted (1)	69,741	52,527	50,970	39,393	28,778

	2010	2009	2008	2007	2006
Balance Sheet Data:
Working capital	(227)	(4,443)	(4,098)	1,296	(6,073)
Total assets	2,068	9,630	17,201	23,506	19,390

Total liabilities	4,877	15,059	16,828	15,906	18,389
Accumulated deficit	(43,821)	(46,448)	(28,771)	(31,278)	(29,936)
Shareholders' equity	(2,809)	(5,429)	373	7,600	1,001

(1)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.
*            The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiaries Yuravision, Scanmaster and IRT Scanmaster. For further information see Note 3(a) to our financial statements for the years ending December 31, 2008 and 2010, contained elsewhere in this report.

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

1)           Sale of products:

(a)       General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 2010 the Company has $36,000 in consignment.

(b)       Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)       New accounting pronouncements

In October 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-13 “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), which amended the accounting standards for multiple-deliverable revenue arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how consideration should be allocated;

(ii)
Require an entity to allocate revenue in an arrangement using estimated selling prices (ESP) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance at the beginning of 2010 on a prospective basis for applicable transactions originating or materially modified after Dec 31, 2009. This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met.

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines ESP for a product or a service based on its past and current pricing practices. The determination of ESP is made through consultation with and formal approval by the Company’s management.

Net sales as reported for the year ended Dec 31, 2010, and the Company’s estimate of the pro forma net sales that would have been reported if the transaction entered into or materially modified during 2010 were subject to previous accounting guidance, are shown in the following table:

Fiscal Year ended Dec 31 2010
Net Sales (In thousands)
Pro Forma Basis as if the Previous
As Reported	Accounting Guidance Were in Effect

$3,912	$3,063

The estimated impact to net sales of the accounting standard was primarily to net product sales.

The new accounting standards for revenue recognition if applied in the same manner to the year ended Dec 31, 2009 would not have had a material impact on net sales for that year. In terms of the timing and pattern of revenue recognition, the new accounting guidance for revenue recognition is not expected to have a significant effect on net sales in periods after the initial adoption when applied to multiple-element arrangements.

(2)     Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)     Deferred income

The deferred income balance as of December 31, 2010 and 2009 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2010	2009*	2008*
Net sales	100.0	100.0	100.0
Cost of sales	50.1	79.0	67.2
Gross profit	49.9	21.0	32.8
Research and development expenses, net	12.6	38.4	20.8
Marketing and selling expenses, net	23.5	32.9	17.9
General and administrative expenses	20.5	39.9	18.6
Total operating expenses	56.7	111.2	57.3
Operating income (loss)	(6.7)	(90.3)	(24.6)
Other Income (expenses)	(7.8)	-	(0.3)
Financing expenses, net	(7.4)	(5.6)	(2.7)
Income (loss) before taxes	(22)	(95.5)
Taxes on Income	-	0.13	0.09
Loss From Discontinued operation	49.7	246	89.3

Profit From Disposal Of Discontinued Operation	138.9	-	-
Net Profit (loss)	67.1	(342.1)	(116.9)

*The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiaries Scanmaster and Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2008 and 2010contained elsewhere in this report.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Sales

Sales in 2010 increased by approximately 74% to $3.912 million compared with sales of $2.244 million in 2009. The increase in revenue for the year ended December 31, 2010, was attributed to improvements to the global economy following the 2008-2009 recession. The Company increased its marketing efforts during the second half of 2010 which was reflected in our revenue results for 2010. One of principal reasons for the increase was due to a change in our marketing approach which commenced in the second half of 2010, and which focused on selling smaller and cheaper kits which comprised mainly the camera portions of our larger stand-alone IQ-Tex product, which could be integrated by distributers. In 2009, we had no revenues from these kit products, whereas in 2010 they generated more than $0.3 million in revenues. Additionally, we had some orders for  IQ-Tex products. More generally, the increase in revenues between 2009 and 2010, has been the result of a resurgence of orders from the United States which has traditionally been our largest market, with revenues of approximately $1.8 million  in 2010 as opposed to revenues of approximately $0.67 in 2009.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 50.1% in 2010 compared with 79% in 2009. The decrease in cost of revenues as a percentage of net sales was mainly due to the increase in sales from a relatively low basis in 2009 as well as our cost cutting measures implemented in early 2010.

Gross Profit

In 2010 our gross profit was $1.95 million as compared to $0.47million in 2009. Gross profit as a percentage of net sales was 49.9% in 2010 as compared to 20.9% in 2009. The increase in our gross profit in 2010 was mainly due to the increase in our revenue and our cost cutting measures implemented in early 2010.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2010 were $ 0.494 million compared with $0.861 million in 2009. The decrease in the gross research and development expenses was mainly due to the reduction in manpower we made in early 2010. Following our change of control transaction in June 2010 we commenced an increase in our development expenses, but not to levels which off-set the overall decrease. For more information, see Item 3, “Key Information -- Risk Factors -- General Risks”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $0.921 million in 2010, compared to $0.739 million in 2009. The increase in the marketing and sales expenses was primarily due to an increase in commission paid due to a general increase in sales.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decrease to 20.5% in 2010 from 39.9% in 2009. General and administrative expenses in 2010 were $0.802 million, compared to $0.896 million in 2009. The decrease in expenses was caused by the implementation of cost cutting measures in early 2010 and the sale of our subsidiaries as part of the ScanMaster Transaction in June 2010.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2009 and 2010. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2010 were $0.291 million and in 2009 were $0.125 million. The increase was mainly due to the revaluation of the NIS against the US Dollar.

Profit/Loss

In 2010 we recorded net profit of $2.627 million, as compared to a loss of $7.677 million in 2009. This change was primarily due to the sale of our subsidiaries within the framework of the ScanMaster Transaction June 2010

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Sales

Sales in 2009 decrease by approximately 42% to $ 2.244 million compared with sales of $6.406 million in 2008. The decrease in revenue for the year ended December 31, 2009, was attributed to the global recession started August 2008, and reduced our revenues from sales in our largest markets in the US and Europe from $2.6 and $2.2 respectively in 2008 to $0.67 and $0.26 respectively in 2009. The decrease affected sales of our various products in an approximately proportionate manner.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 79% in 2009 compared with 71.8% in 2008. The decrease in cost of revenues in 2009 was mainly due to low level of sales compared to 2008.

Gross Profit

In 2009 our gross profit was $0.47 million as compared to $2.1 million in 2008. Gross profit as a percentage of net sales was 20.1% in 2009 as compared to 32.78% in 2008. The decrease in our gross profit in 2010 was mainly due the decrease in our revenue compared to 2008.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2009 were $ 0.861 million compared with $1.335 million in 2009. The decrease in the gross research and development expenses was mainly due to the cost cutting made On March 2009 and October 2009. For more information, see Item 3, “Key Information -- Risk Factors -- General Risks”.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $0.739 million in 2009, compared to $1.195 million in 2008. The decrease in the marketing and sales expenses was primarily due to reduce in revenue and commission paid.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increase in percentage to 39.9% in 2009 from 17.85% in 2008. General and administrative expenses in 2009 were $0.896 million, compared to $1.144 million in 2008. The decrease in expenses was caused by cost cutting plan made by the company during 2009 to adjust the company expenses to the low level of revenue.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2009 were $0.125 million and in 2008 were $0.174 million. During 2009 and 2008, we financed our operations using a credit line facility provided to us by our bank.

Profit/Loss

In 2009 we recorded net loss of $7.677 million, as compared to a $7.493 million in 2008. This was primarily due to world recession in 2008 and 2009.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.894 to the Dollar to a low of NIS 3.363 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
January 2011	3.71	3.528
February 2011	3.713	3.602
March 2011	3.635	3.481
April 2011	3.473	3.395
May 2011	3.538	3.377
June 2011	3.485	3.363

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2006 – December 31, 2006	4.4565 NIS/$1
January 1, 2007 – December 31, 2007	4.1080 NIS/$1
January 1, 2008 – December 31, 2008	3.59 NIS/$1
January 1, 2009 – December 31, 2009	3.932 NIS/$1
January 1, 2010 – December 31, 2010	3.733 NIS/$1

In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. In 2007, the rate of inflation of approximately 3.4% and the Dollar devalued against the NIS by approximately 8.97%. In 2008, the rate of inflation of approximately 3.8% and the Dollar devalued against the NIS by approximately 1.14%. In 2009, the rate of inflation of approximately 3.91% and the Dollar revalued against the NIS by approximately 0.21%. In 2010, the rate of inflation of approximately 2.66% and the Dollar devalued against the NIS by approximately 6%.

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

B.           Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2010, we had negative working capital of $0.2 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2010, our ratio of current assets to current liabilities was 0.86 compared with 0.95,on March 31, 2011 and 0.65 on December 31, 2009. The increase between 2009 and 2010 was due to the sale of ScanMaster and the assets of IRT ScanMaster Inc., and the increase between 2009 and 2010 was mainly due to our increased profitability and cash flow from operating activities.

During the years 2009 and 2010, we had no short-term marketable securities.  Our trade receivables decreased to $0.23 million at the end of 2010 compared to $0.41 million recorded at the end of 2009, which change was mainly due to increase in our collection efforts. We had no material other receivables during either of 2009 or 2010.  Our trade payables decreased to $0.56 million at the end of 2010 compared to $0.78 million recorded at the end of 2009. Our other payables decreased from $1.6 million at the end of 2010 to $0.38 million at the end of 2010, mainly due to an agreement we entered with the Office of the Israeli Chief Scientist, or the OCS, in 2010, pursuant to which, the OCS agreed to reschedule the repayment of an immediately repayable $1 million, so that it will be payable over 10 years. This change was mainly due to the improvement in our cash flow from our operating activities. We generated $4.2 million in cash from operating activities in 2010 compared to $0.4 million in 2009. This increase is due to the sale of our subsidiaries within the framework of the ScanMaster Transaction  and to the increase in our revenues and profit during 2010. Our inventory decreased from $0.56 million as of December 31, 2009 to $0.47 million as of December 31, 2010. Inventory as a percentage of revenues as of December 31, 2010 was 12% compared with 25% as of December 31, 2009, due to increased operational efficiencies. Our capital expenditures on property during 2009 and 2010 were not material. In 2009 our then controlling shareholder M.S.N.D Real Estate Holdings invested approximately $1.8 million in our company, whereas in and 2010 there was no investment activity in our company

We believe that we do not have cash and cash equivalents which are sufficient for our present requirements.

Investments

Our cash and cash equivalents increased   to $0.55 million at the end of 2010 compared to $0.23 million recorded at the end of 2009. Short term restricted deposits increased to $0.03 million at the end of  2010 compared to zero  recorded at the end of 2009. The changes were mainly due to a security deposit for the rental on our offices during 2010.

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

As of June 25 2011, our research and development staff consisted of 4 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2010 our gross research and development expenditures for the web industry were approximately $0.5 million, in 2009 they were $0.86 million.

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

Pursuant to regulations effective with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants will be subject to interest at an annual rate of LIBOR for 12 months applicable to Dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

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

(in thousands)	2010	2009	2008	2007
Research and development expenses, net	$494	$861	$1,335	$1,506
OCS grants	-	-	-	-
Gross research and development expenditures	$494	$861	$1,335	$1,506

D.           Trend Information

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

F.           Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2010, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	229	87	142	-	-
Operating Building Lease Obligations	294	101	193	-	-
Total	523	188	335	-	-

G.           Safe Harbor

 Not applicable.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

As of June 30, 2011, our directors, senior managers and key employees were as follows:

Name	Age	Position
Sam Cohen (1)	44	chief executive officer and chairman of the board
Yaron Menashe (2)	35	Director and chief financial officer
Amos Uzani*	56	External Director
Yaky Yanay	41	Director
David Hanuka	42	Director
Orit Stav	41	External Director

(1) As of June 30, 2011, Mr. Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,496 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company.

(2) As of June 30, 2011, Mr. Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 5,166,495 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities were exercised) 29% of the outstanding ordinary shares of the company.

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

Orit Stav  currently serves on the board of directors of several companies, including Aran Research & Development Ltd., Z.B.I Ltd., and Priortech Ltd. From 2006 until 2009, Ms. Stav served as the manager of the Israel office of Siemens Venture Capital ("SVC"), the venture capital arm of Siemens AG, during which time she represented the fund in all of its investment activities in Israel. From 1998 until 2005, Ms Stav served as an investment partner at Platinum Neurone Ventures, an Israeli venture capital fund, specializing in investments in the later-stage and growth-stage companies in the fields of Communications, Information Technology, Semiconductors and Medical Devices. Ms. Stav holds a bachelor's degree in Economics and Management from the University of Tel Aviv and an MBA from the University of Hertfordshire, UK.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Amos Uzani currently serves as one of our two external directors. Mr. Uzani was re-elected to serve for a second three year term commencing December 2010. Our second external director, Ms. Stav, was elected to serve for an initial three year term as an external director commencing September 2010. In conjunction with the ScanMaster Transaction, all of our then serving directors, with the exception of Amos Uzani, our remaining external director, resigned from the board as of June 1, 2010. In June 2010, Mr. Sam Cohen and Mr. Yaron Menashe were appointed as members of our board and Mr. Sam Cohen was named Chairman of the board.

B.           Compensation

During 2010, we paid to all our directors and officers a total of approximately $0.367  million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

We offered no pension or retirement benefits to our directors and key personnel in 2010

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

Pursuant to a recent amendment of the Companies Law, as of May 14, 2011 certain sections of the Companies law were amended effective as of such date (the “Amendment Date”), while revisions to other sections take effect September 15, 2011.

Subsequent to the Amendment Date, any person effectively acting as director without being duly appointed as such, and any person preventing a director from using his own independent judgment, will be subject to the same legal obligations and liabilities that are applicable to directors.

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
•              control; and
•              service as an office holder.

As of the Amendment Date:

•
the scope of persons who may not be appointed as external directors will be expanded to also include relatives of the controlling shareholder, and if the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the Chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

•
No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

•
A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company , may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.  Following the Amendment Date, if, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

Following the Amendment Date, external directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders and disinterested parties that were voted at the meeting, vote in favor of election of the director; or

•
the total number of shares held by non-controlling shareholders and disinterested parties that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and, and may be extended for an  additional three year term (and, following the Amendment Date, up to two additional three year terms unless otherwise restricted in the articles of association to one additional term), subject to certain conditions (which following the Amendment Date will also depend on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Mr. Uzani and Ms. Stav serve as our external directors.

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law,  and following the Amendment Date, the responsibilities of the audit committee shall also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must consist of at least three directors, including the external directors of the company, and subsequent to September 15, 2011, a majority of the members of the audit committee must be independent or external directors.

Following the Amendment Date the Companies Law now defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee and subsequent to September 15, 2011, any director who derives his salary primarily from a controlling shareholder may also not be a member if the audit committee.

Subsequent to September 15, 2011: (1) the chairman of the audit committee must be an external director , (2) all audit committee decisions must be made by a majority of the committee members, of which  the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

Currently, Mr. Amos Uzani, Ms. Orit Stav  and Mr. Yaky Yanay serve on the audit committee of the board of directors.

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

D.           Employees

In March 2009, due to a decline in our sales coupled with our distressed financial condition, we implemented a reduction in force during which we terminated fifteen of our employees (including certain employees of ScanMaster).  In November 2009, we terminated an additional eleven employees (including certain employees of ScanMaster) and in March 2010, we terminated a further twenty employees (including certain employees of ScanMaster).  Following the ScanMaster Transaction, we experienced a further natural reduction of our workforce.

 As of June 30, 2011, we employ a total of 21 individuals on a full time basis.  Of these individuals, 14 are employees of our company and 7 are engaged as independent contractors. Of these individuals, 14 were employed in Israel, 2 were employed in Europe and 4 were employed in the United States, 1 was employed in Asia.

2010

As of December 31, 2010, we employed a total of 20 full time persons of which 7 were engaged as independent contractors.

2009

As of December 31, 2009, we employed a total of 73 full time persons of which 3 were engaged as independent contractors, in both of our then divisions, as follows:

Non–Destructive Automated Inspection Systems Division

As of December 31, 2009, we employed 52 full-time persons, out of which 49 were employed in Israel of whom 20 were in research and development, 5 were in marketing and sales, 1 was in customer support, 17 were in operations and 4 were in administration and management.

AOI Division

As of December 31, 2009, we employed 21 full-time persons, of whom 3 were engaged as independent contractors and 15 were employed in Israel of whom 8 were in research and development, 1 was in marketing and sales, 1 was in customer support, 2 were in operations and 3 were in administration and management.

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

Our employees are not part of a collective bargaining Agreement.  However, in Israel we are subject to certain labor statutes and national labor court rulings, as well as certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations).  These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws , procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We generally provide our employees with benefits and working conditions beyond the required minimums.

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

Generally, all nonexempt adult male citizens and permanent residents of Israel, under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Some of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

All of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan.

We consider our relationship with our employees to be good and we have never experienced a strike or work stoppage.

E.           Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 4,905,298 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all his convertible securities were exercised) 28.58% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 4,905,298 of our ordinary shares, in addition to options to purchase 129,500  of our ordinary shares, constituting (if all the convertible securities were exercised) 28.66% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of June 30, 2011, options to purchase 2,000 of such ordinary shares were outstanding and the remaining options have expired. All of the outstanding options are fully vested and are exercisable at an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of June 30, 2011, options to purchase 749,730 of such ordinary shares were outstanding.  All of the options referred to above vested equally on the anniversary of May 24 from 2001 until 2004 inclusive, assuming continuous employment with us through such period. 267,750 of the outstanding options have an exercise price of $0.36 per share, 295,100 of the outstanding options have an exercise price of $0.48 per share, 20,852 of the outstanding options have an exercise price of $0.15 per share and 166,027 of the outstanding options have an exercise price of $1 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted was April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan is annually increased by 1,500,000 ordinary shares. As of  June 30, 2011, options to purchase 2,921,234 of such ordinary shares were outstanding. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 600,000 of the outstanding options have an exercise price of $0.5 per share, 27,500 of the outstanding options have an exercise price of $0.4 per share,   136,250 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of June 30, 2011, 2,921,234 of the options were vested, and the remainder will vest at various dates until February 14, 2011. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to Mr. David Gal, our former chairman of the board, were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of June 30, 2011, options to purchase 2,965,000 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of 0.49 per share, 100,000 of the outstanding options have an exercise price of 0.46 per share, , 30,000 of the outstanding options have an exercise price of 0.32 per share, 50,000 of the outstanding options have an exercise price of 0.28 per share and 10,000 of the outstanding options have an exercise price of 0.25 per share and 380,000 of the outstanding options have an exercise price of 0.07 per share and 2,370,000 of the outstanding options have an exercise price of 0.07 per share. As June 30, 2011, 221,668 of the options were vested, and the remainder will vest at various dates until August 7, 2012. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and notes set forth information, as of June 30, 2011, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(2) (4)	21,324,950	28.58%
Yaron Menashe (1)(3)(4)	21,368,200	28.62%
All directors and officers as a group (5)	42,693,150	53.63%

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

(2)           Includes 4,905,298 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 51,250 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)           Includes 4,905,298 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 94,500 ordinary shares issuable upon the exercise of an option exercisable within 60 days

(4)           Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(5)           Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of July 11, 2011, there were a total of 52 holders of record of our ordinary shares, of which 11 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 36.2% of our outstanding ordinary shares.

Voting Agreements

As of June 27, 2011, we are not aware of any voting agreements with respect to the voting rights of our shares.

B.           Related Party Transactions

Share Purchase Agreement

On May 31, 2010, as part of the ScanMaster Transaction, we entered into a  share purchase agreement with ScanMaster, David Gal and Ofer Sela (the "Share Purchase Agreement"). This agreement effectuated the sale of all of the outstanding shares of ScanMaster to certain purchasers for a purchase price of USD $1.  Pursuant to the agreement, ScanMaster agreed to repay us in the amount of USD $347,699 for certain outstanding debt owed to us by ScanMaster, plus an additional $200,000 which was paid to our former landlord in connection with the termination of our former lease.

Asset and Liability Re-Allocation Agreement

On May 31, 2010, as part of the ScanMaster Transaction, we entered into an Asset and Liability Re-allocation Agreement with ScanMaster.  Pursuant to the terms of this agreement, each of the Company and ScanMaster set forth the re-allocation and separation of the previously jointly-utilized assets of the Company.  As such, each party to the agreement acknowledged such re-allocation schedule and related responsibilities.

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

The above noted sale of the assets of Scan Inc. was completed in the third fourth quarter of 2010 with the sale of such assets to ScanMaster (IRT) Inc. a newly incorporated wholly owned subsidiary of ScanMaster.  The dissolution of Scan Inc. was authorized on December 31, 2010 and Scan Inc. was dissolved in February 2011.

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

Consulting Agreement with Cycloes Ltd. (wholly owned by Sam Cohen)

On June 2, 2010 we agreed in principle to enter into a consulting agreement with Cycloes Ltd., a company wholly owned by Sam Cohen, our chief executive officer ("Cycloes Agreement").   Pursuant to the Cycloes Agreement, we will engage Cycloes Ltd. as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 50,000; (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services; and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services.

On August 31, 2010, the terms of the Cycloes Agreement were approved by  our audit committee, our board of directors and shareholders. In June 2010, Mr. Cohen was appointed as a member and chairman of our board of directors.

Consulting Agreement with Yaron Financial Services Ltd. (wholly owned by Yaron Menashe)

On June 2, 3010 we agreed in principle to enter into a consulting agreement with Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe, our chief financial officer ("Yaron Financial Agreement").  Pursuant to the Yaron Financial Agreement, we will engage Yaron Financial Services Ltd. as an independent contractor in order to retain the services of Yaron Menashe as our chief financial officer upon the following principle terms: (i) a monthly fee of NIS 43,000; (ii) reimbursement of reasonable expenses incurred  in connection with the performance of the consulting services; and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services.

On August 31, 2010, the terms of the agreement were approved by our audit committee , our board of directors and shareholders.  In  June 2010, Mr. Menashe was appointed a member of our board of directors.

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

Consulting Agreement with MA&AT

On May 1, 2006, our then subsidiary, ScanMaster, executed a consulting agreement with MA&AT, an Austrian company which receives services from, but is not controlled by, Mr. Nir Alon (a member of our board of directors), which includes the provision of consulting services by Mr. Alon to ScanMaster for a fee. This agreement was approved and ratified by ScanMaster's shareholders on November 20, 2006.

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

Export Sales

In 2009 and 2010, 89.3% and 97.4% of our sales, respectively, amounting to $2 million and $3.8 million, respectively, were due to our products being exported outside of Israel.

Litigation

During the period commencing March 2010, we received a number of threatened litigation letters from former employees, employees and suppliers (the "Claimants").  Some of these Claimants have subsequently filed claims against our Company and ScanMaster for the repayment of debts owed to the Claimants.

On February 10, 2010 we entered  into a settlement agreement with Incomac Ltd., a supplier of our company, pursuant to which we agreed to pay Incomac Ltd. NIS 350,000  in settlement of  their claims against our company.  In April 2010, Incomac Ltd. reinitiated legal proceedings with respect to total claims in an amount of approximately NIS 460,000, due to their claim that we breached the terms of the settlement agreement. On June 15, 2010 we finalized a subsequent settlement agreement with Incomac Ltd. with respect to these Proceedings, and a judgment was entered into by the court pursuant to which we are required to pay Incomac NIS 376,720 in full settlement of the claims (the "Incomac Settlement").  As of the end of August  2010 the Incomac Settlement amount was paid to Incomac in full and the legal proceedings were closed.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
June 2011
May 2011	0.11	0.09
April 2011	0.11	0.09
March 2011	0.13	0.07
February 2011	0.07	0.06
January 2011	0.07	0.06
Second quarter 2011	0.11	0.09
First quarter 2011	0.13	0.06
Fourth quarter 2010	0.08	0.05
Third quarter 2010	0.07	0.04
Second quarter 2010	0.08	0.04
First quarter 2010	0.09	0.05
Fourth quarter 2009	0.1	0.06
Third quarter 2009	0.11	0.065
Second quarter 2009	0.14	0.077
First quarter 2009	0.16	0.07
Year ended 2010	0.09	0.04
Year ended 2009	0.16	0.06
Year ended 2008	0.54	0.10
Year ended 2007	0.55	0.27
Year ended 2006	0.83	0.22

Lack of Liquidity

The delisting of our ordinary shares from the NASDAQ markets, significantly affects the ability of investors to trade our securities and negatively affects the liquidity of our ordinary shares.  "Penny stock" rules may make buying or selling our ordinary shares difficult, severely limiting the market price of our ordinary shares and the liquidity of our shares in the U.S.  Trading in our ordinary shares may be subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit the liquidity of our stock.

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

B.           Plan of Distribution

 Not applicable

C.           Markets

See Item 9.A "Offer and Listing Details" for more information regarding the  stock exchanges on which our shares are traded.

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

The Israeli Companies Law

Pursuant to a recent amendment of the Israeli Companies Law, as of May 14, 2010 certain sections of the Companies Law were amended effective as of such date (the “Amendment Date”).

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants (and subsequent to the Amendment Date, also the siblings and parents of the office holder's spouse) and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company's business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the audit committee (following the Amendment Date or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee) and the board of directors.

Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders.

In all matters in which an individual has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered; however, subsequent to the Amendment Date, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)           the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms, and subsequent to the Amendment Date also relating to the provision of services to the company, of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. For this purpose, the term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-third (and following the Amendment Date, one-half) of the shares held by disinterested shareholders who actively participate in the voting process, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent (and following the Amendment Date, two percent) of the voting rights in the company.

Following the Amendment Date, agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Amendment Date will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the Amendment Date, six months after the Amendment Date or the expiration of three years from the date on which they approved, even though they were properly approved prior to the passing of the amendment to the Companies Law.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and (following the Amendment Date) more than half of the shareholders without a personal interest in accepting the offer tendered their shares, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition (provided, however, that following the Amendment Date and subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right). If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital; provided, however, that following the Amendment Date, if the dissenting shareholders constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.   Under the Companies Regulations  (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel) the above requirements for a special tender offer do not apply in instances whereby according to the laws   of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from  amongst the publicly traded shares. The Israeli Securities Authority is of the view that US securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the  public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from these relief regulations and are thus subject to the general provisions of the Companies Law which require a special tender offer as outlined above.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided, however, that following the Amendment Date, if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the  approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent). If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

As stated above, a recent amendment to the Companies Law made certain changes to the rules of corporate governance, which changes were described above. Additional changes to the Companies Law which were not described above include:

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law; we are currently determining the applicability of such code to our company.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Companies Law.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of this recently passed amendment to the Companies Law.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

Furthermore, the Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

In addition, the Companies Law dictates that any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

The Companies Law does not describe the substance of the aforementioned duty to act with fairness but provides that laws applicable to a breach of contract, adjusted according to the circumstances and taking into account the status within the company of such shareholder shall apply to a breach of such duty.

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

On January 28, 2008 we entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were amended such that the Korean corporation paid us $360,000 on February 4, 2008 and paid us the remaining $100,000 owed under the loan in January 2009.  As of January 2009, we have received all payments due to us in connection with the sale of Yuravision.

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

WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS AND HOLDERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 25% in the 2010 tax year and 24% in the 2011 tax year. The corporate tax rate has been scheduled to further decline in the amendment to the Income Tax Ordinance (Amendment No. 171 dated July 23, 2009) to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period.

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

(d) Accelerated depreciation rates on equipment and buildings.

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

On January 1, 2006 an amendment to the Israeli tax regime, or the 2006 Tax Reform, became effective. The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

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

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12-month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%. If the income out of which the dividend is being paid is attributable to an Approved,  Benefited or Preferred Enterprise under the Investment Law, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved, Benefited or Preferred Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years  2005, 2006, 2007 , 2008,2009 and 2010 (the regular rate of corporate tax being 31% in 2006, 29% in 2007, 27% in 2008 , 26% in 2009 and 25% in 2010).

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

The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we generally do publicly announce our year-end results promptly and file annual report on Form 20-F containing financial statements audited by an independent accounting firm (commencing with the fiscal year ending December 31, 2011 within 180 days within four months after the end of each fiscal year) and file periodic information with the SEC under cover of Form 6-K. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

As of December 31, 2010, we had accounts payable in NIS or in funds linked thereto in the amount of $0.333 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $36 thousand.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2010 we had liabilities in the amount of $4.88 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $9 thousand.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2010.

This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to amendments to the rules and forms of the Securities and Exchange Commission that were adopted in order to conform them to Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection that permit us to provide only management’s report in this Annual Report.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2009 and December 31, 2010.

	2009	2010

Audit Fees(1)	35,000	30,000
Tax Fees(2)
All Other Fees(3)	10,380	-
Audit Related Fees (4)
Total	45,380	30,000

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

See pages F-1 to F-29.

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

4.1
Share Purchase Agreement between the Company, ScanMaster Systems (IRT) Ltd. and the Purchaser, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.2
Asset and Liability Re-allocation Agreement between the Company and ScanMaster Systems (IRT) Ltd., incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.3
Asset Purchase Agreement between ScanMaster Systems (IRT) Ltd. and ScanMaster IRT Inc., incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.4
Creditor Agreement between the Company and ScanMaster Systems (IRT) Ltd., incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.5
Loan Agreement between the Company and M.S.N.D. Real Estate Holdings Ltd. dated May 27, 2010, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.6
Amendment to Lease Agreement between the Company and Yehezkel Yaakobi   (English summary of the Hebrew language agreement.), incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.7
Debt Restructure Agreement between the Company and Bank Leumi LeIsrael Ltd. (English summary of the Hebrew language agreement.), incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.8
Framework Agreement between the Company and Bank Hapoalim Ltd. (English summary of the Hebrew language agreement), incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.9
Debt Restructure Agreement between the Company and Bank Hapoalim Ltd. (English summary of the Hebrew language agreement), incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.10
Loan Undertaking between the Company and Sam Cohen dated June 3, 2010, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

4.11
Loan Undertaking between the Company and Yaron Menashe dated June 3, 2010, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on July 15, 2010.

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

July 14, 2011

ELBIT VISION SYSTEMS LTD. By: /S/ Sam Cohen Sam Cohen Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2010 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2010 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of

Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

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

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 13, 2011

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2 0 1 0	2 0 0 9
Assets

CURRENT ASSETS:
Cash and cash equivalents		547	229
Restricted deposit (short term)	13a	32	-

Accounts receivable:	14a
Trade (net of allowance for doubtful account 2010- $9 thousands, 2009- $47 thousands)		237	410
Other		70	83
Inventories	3	475	558
Assets Related to discontinued operation		-	7,216

Total current assets		1,361	8,496

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	7	144	357
Other long-term receivables and investment	4	271	87

		415	444

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	50	133

OTHER ASSETS (net of accumulated amortization)
Goodwill		242	242
Other intangible assets	6	-	315
		242	557

Total assets		2,068	9,630

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2 0 1 0	2 0 0 9

Liabilities and shareholders’ deficency

CURRENT LIABILITIES:
Credit from banks	14c	170	358
Current Maturities of Loan from Shareholders and Other		270	-

Accounts payable and accruals:
Trade		564	782
Deferred income	2i	201	31
Other	14b	383	1,627
Liabilities Related to Discontinued Operation		-	10,141
Total current liabilities		1,588	12,939

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	8	1,227	1,683
Loans and other liabilities (net of current maturities)	8	681	-
Loans From Shareholder (net of current maturities)	8	139	-
Other Long Terms Liabilities	9	1,043	-
Accrued severance pay	7	199	437
Total long-term liabilities		3,289	2,120

Total liabilities		4,877	15,059

SHAREHOLDERS' DEFICIENCY:	10
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2010 and December 31, 2009 Issued and outstanding:
December 31, 2010 and 2009 – 69,652,779 Ordinary shares		15,556	15,556
Additional paid-in capital		25,456	25,463
Accumulated deficit		(43,821)	(46,448)

Total shareholders’ deficiency		(2,809)	(5,429)

Total liabilities and shareholders’ deficiency		2,068	9,630

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 0	2 0 0 9	2 0 0 8
Revenues:
Sale of products		3,273	1,663	5,483
Services rendered		639	581	923
		3,912	2,244	6,406
Cost of revenues:	14d
Cost of products sold		1,540	1,416	3,706
Cost of services rendered		420	358	600
		1,960	1,774	4,306

Gross profit		1,952	470	2,100

Research and development costs – net		494	861	1,335
Selling, general and administrative expenses:
Marketing and selling		921	739	1,195
General and administrative		802	896	1,144
Operating loss		(265)	(2,026)	(1,574)
Financial expenses - net	14e	(291)	(125)	(174)
Loss before other expenses		(556)	(2,151)	(1,748)
Other income (expenses)		(307)	7	(18)
Loss before taxes on income		(863)	(2,144)	(1,766)
Taxes on income	11d	-	3	6
Loss for the year before discontinued operation		(863)	(2,147)	(1,772)

Loss from discontinued operation		(1,946)	(5,530)	(5,721)
Net profit from disposal of discontinued operation		5,436	-	-
Total profit from disposal of discontinued operation		3,940	(5,530)	(5,721)

Profit (loss) for the year		2,627	(7,677)	(7,493)

Profit (loss) per share:
Basic earnings (loss) per share from continuing operations(1)		0.012	(0.04)	(0.035)
Diluted earnings (loss) per share from continuing operations(1)		0.012	(0.04)	(0.035)
Basic earnings (loss) per share from discontinuing operations(1)		(0.05)	(0.106)	(0.112)
Diluted earnings (loss) per share from discontinuing operations(1)		(0.05)	(0.106)	(0.112)

Weighted average number of shares used in
Computation of loss per share –
Basic (in thousands)		69,653	52,527	50,970
Diluted (in thousands)		69,741	52,527	50,970

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

					Total
	Share capital		Additional		shareholders’
	Number		paid-in	Accumulated	Equity
	of shares	Amount	Capital*	deficit	(deficiency)
	In thousands		U.S. dollars in thousands

BALANCE – DECEMBER 31, 2007	50,791	10,629	28,249	(31,278)	7,600

CHANGES DURING 2008:
Loss for the year				(7,493)	(7,493)
Issuance of share capital and warrants (note 10a)	197	50	216		266
BALANCE – DECEMBER 31, 2008	50,988	10,679	28,465	(38,771)	373

CHANGES DURING 2009:
Loss for the year				(7,677)	(7,677)
Conversion of Loan from Shareholder	6,469	1,690	(1,041)		649
Issuance of share capital and warrants (note 10a)	12,196	3,187	(1,961)		1,226
BALANCE – DECEMBER 31, 2009	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2010:
Profit for the year				2,627	2,627
Share base compensation expenses			(7)		(7)
BALANCE – DECEMBER 31, 2010	69,653	15,556	25,456	(43,821)	(2,809)

(*) Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Cash flows from operating activities:
Net profit (loss)	2,627	(5,036)	(7,493)
Capital gain from disposal of discontinued operations	(5,436)	-	-
Net profit (loss) from discontinued operations	1,946	4,364	5,721
Net profit (loss) from continuing operations	(863)	(672)	(1,772)
Adjustments to reconcile net profit ( loss) to net
Cash used in operating activities:
Depreciation and amortization	384	444	410
Loss from disposal of property	75	-	-
Liability for employee rights upon retirement	(655)	(229)	(55)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,041	398	1,228
Decrease (increase) in other accounts receivable	245	(83)	621
Increase (decrease) in trade accounts payable	(103)	116	(55)
Deferred income	654	6	25
Increase (decrease) in other accounts payable	(2,829)	(327)	144
Decrease (increase) in inventories	(3)	747	1,165
Net cash used in operating activities –continuing operations	(2,054)	400	1,711
Net cash used in operating activities –discontinued operations	(1,945)	(2,980)	(2,390)
Net cash used in operating activities	(3,999)	(2,580)	(679)

Cash flows from investing activities:
Purchase of property and equipment	(25)	-	(31)
Long-term receivables	(70)	-	131
Purchase price adjustment of contingent consideration	-	(282)	-
Redemption of (investment in) restricted deposit	435	-	142
Long terms loans	-	1,683	(1,000)
Proceeds from disposal of discontinued operations	547	-	-
Funds severance pay	228	41	105
Net cash provided by (used in) investing activities–continuing operations	1,115	1,442	(653)
Net cash provided by (used in) investing activities–discontinued operations	897	(1,672)	224
Net cash provided by (used in) investing activities	2,012	(230)	(429)

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	-	1,799	-
Short-term credit from bank – net	(744)	(1,689)	(369)
Loan from shareholder	270	-	-
Long terms loan	920	-	-
Other Long terms liabilities	1,043	-	-
Loans from related parties and other	820	-	-
Proceeds from exercise of options and warrants	-	-	266
Net cash provided by financing activities–continuing operations	2,309	110	(103)
Net cash provided by financing activities–discontinued operations	(4)	2,831	603
Net cash provided by financing activities	2,305	2,941	500
Net increase (decrease) in cash and cash equivalents	318	131	(608)
Balance of cash and cash equivalents at Beginning of year	229	98	706
Balance of cash and cash equivalents at end of year	547	229	98

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	50	277	307
Income taxes paid – net	-	4	11

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. is wholly-owned subsidy, engaged in the selling and marketing of the Company’s products worldwide.

In September 2004, the Company completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively - “ScanMaster”).  ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection. During May 2010 the company sold all its shares in Scanmaster.

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

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers paid 250K in cash and undertook to repay the Company the sum of $675K in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements with the banks forgave part of the debt such that the Company's remaining debt is $1.4M dollars of which $0.8M dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6M dollar is repayable over a period of 10 years starting July, 31, 2015.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

A.	Use of estimates in the preparation of financial statements:

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

Inventories are stated at the lower of cost or market.  Cost is determined as follows:
Raw materials and spare parts - on moving average basis.
Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

G.	Property and equipment

(1)	Property and equipment are stated at cost . Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and equipment (Cont.)

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

(2)
Impairment of long-lived assets - Impairment examinations and recognition are performed and determined based on the provisions of ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10"). ASC 360-10 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group.  In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

H.	Other assets- Goodwill and Intangible Assets

•	Goodwill

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

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill and impairment test. An impairment of $ 1,981,000 resulted from the annual review performed in the year 2008 and an impairment of $ 1,553,000 resulted from the annual review performed in the year 2009, allocated to the non-destructive automated inspection segment. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The result of the evaluation was the write off of the remaining balance of goodwill and intangible assets. The Company sold its holding in Scanmaster Ltd. (the subsidiary operating in the non-destructive segment) to a group of investors led by the Company's former CEO.

The intangible assets (other than Goodwill) are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition:

(1)	Sale of products:

(a)	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 2010 the Company has $36,000 in consignment.

(b)	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)	New accounting pronouncements

In October 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-13 “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), which amended the accounting standards for multiple-deliverable revenue arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how consideration should be allocated;

(ii)
Require an entity to allocate revenue in an arrangement using estimated selling prices (ESP) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance at the beginning of 2010 on a prospective basis for applicable transactions originating or materially modified after Dec 31, 2009. This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition: (Cont.)

(1)	Sale of products (Cont.)

(c)	New accounting pronouncements (Cont.)

The Company's multiple deliverable arragnmens consist primarly of tangible prodcuts and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Furhther, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Comapany is unable to establish VSOE or TPE, it uses ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines ESP for a product or a service based on its past and current pricing practices. The determination of ESP is made through consultation with and formal approval by the Company’s management.

Net sales as reported for the year ended Dec 31, 2010, and the Company’s estimate of the pro forma net sales that would have been reported if the transaction entered into or materially modified during 2010 were subject to previous accounting guidance, are shown in the following table

Fiscal Year ended Dec 31 2010 Net Sales (In thousands)
Pro Forma Basis as if the Previous Accounting
As Reported	Guidance Were in Effect

$3,912	$3,063

The estimated impact to net sales of the accounting standard was primarily to net product sales.

The new accounting standards for revenue recognition if applied in the same manner to the year ended Dec 31, 2009 would not have had a material impact on net sales for that year. In terms of the timing and pattern of revenue recognition, the new accounting guidance for revenue recognition is not expected to have a significant effect on net sales in periods after the initial adoption when applied to multiple-element arrangements.

(2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)	Deferred income

The deferred income balance as of December 31, 2010 and 2009 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $ 16,000, $ 171,000 and $ 431,000, respectively.

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

M.	Loss per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 23,158,644, 21,783,514 and 13,492,331 shares for the years 2010, 2009 and 2008, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.	Stock-based compensation

The Company recognizes $ 28,000 of compensation expenses in 2010 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 10b.

O.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Consentration of credit risk

As of December 31, 2010 and 2009, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.	Recently issued accounting pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. This standard is not expected to have a material impact on the consolidated results of operations or financial position of the Company.

In January 2011, the FASB issued ASU 2011-01, which temporarily defers the effective date in ASU 2010-20 for public-entity creditors’ disclosures about troubled debt restructurings (TDRs) until the Board finalizes its project on determining what constitutes a TDR for a creditor.

R.	Initial adoption of new standards:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), which amended the accounting standards for multiple-deliverable revenue arrangements. This new standard impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of 2011. The Company elected to early adopt this accounting guidance at the beginning of its first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after Dec 31, 2009. Refer to note 2i for further detail as well as quantification of the impact of adoption of this new standard on the consolidated results of operations and financial position of the Company.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	-	INVENTORIES

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

Raw materials	252	499
Work in process	122	59
Finished products	101	-
	475	558

The balances are net of write-down of $692,000 and $769,000 as of December 31, 2010 and 2009, respectively.

NOTE 4	-	OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

Deposits on leased vehicle (see also Note 9b2)	15	26
Loan to former subsidiary (Scanmaster) (see Note 1)	195	-
Investment (1)	61	61
	271	87

(1)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2010 the Company holds 3% of MCL's ordinary shares.

NOTE 5	-	PROPERTY AND EQUIPMENT

A.	Comprised as follows:

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

Machinery and equipment	1,709	1,762
Leasehold improvements	22	188
Office furniture and equipment	43	249
	1,774	2,199
Less - accumulated depreciation and amortization	1,724	2,066
	50	133

B.	Depreciation and amortization expenses totaled $ 33,000, $ 63,000, and $82,000, in the years ended December 31, 2010, 2009 and 2008, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	-	OTHER INTANGIBLE ASSETS

			Accumulated
	Gross carrying amount		amortization
	December 31		December 31
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	U.S. dollars		U.S. dollars
	in thousands		in thousands

Technology	1,025	1,025	1,025	820
Customer relations	489	489	489	391
	1,514	1,514	1,514	1,211

Amortization expenses totaled $ 303,000, $ 303,000 and $ 303,000, in the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 7	-	ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 8	-	LONG-TERM LIABILITIES – LOANS AND OTHER

A.	Composed as follows:

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

Loans from banks (1)	1,227	1,683
Loans from Shareholders (2)	139	-
Loans from Other (3)	681	-
	2,047	1,683

(1)
On November 2009 the Company signed new agreements with its bank to restractur its credit facilities. According to the agreement the Banks agreed to maintain the Company’s credit and financing facilities, as well as to delay repayment of the principal on outstanding loans to a four year period commencing on January 1, 2012 by quratly payment including yearly interest rate of Libor +2%.

On May 2010, the Company signed new agreements with Bank Le'umi Le'Israel BM and Bank Hapoalim BM (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks forgave approximately $2.4M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment by the Company of $1M over 5 years and a further $600K over 10 years.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	-	LONG-TERM LIABILITIES – LOANS AND OTHER (Cont.)

A.	Composed as follows: (Cont.)

(2)
On May 2010 the Company signed agreements with its major shareholders to loan US $100,000. The loan is repayable upon fulfillment of certain conditions (as further elaborated in the agreement) aimed to ensure the Company achieved financial stability prior to repayment.

Further, the Company's major shareholders agreed to delay payment of the first US $100,000 of their salary until July 2011, at which time the company shall repay them in three equal monthly installments.

(3)
On May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850,000 to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

2011	353	-
2012	353	-
2013	492	-
2014 and thereafter	849	-
	2,047	-

NOTE 9	-	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(1)
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

Royalty expenses to the Government of Israel totaled $120,000, $ 76,000 and $ 224,000 in the years ended December 31, 2010, 2009 and 2008 respectively and are included in the statements of operations among cost of revenues.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Royalties (Cont.)

(2)
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

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2010 is approximately $1,189,000.

On January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten year with monthly installment of 36,000 NIS per month.

B.	Lease commitments

(1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2014 with extended options for another 4 years.

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 27,000.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2010, are as follows:

$ in thousands
Year ending December 31:
2011	101
2012	77
2013	77
255

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 329,000, $ 469,000, and $ 474,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Lease commitments (Cont.)

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2012 – 2015 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2010, are as follows:

$ in thousands

2011	87
2012	83
2013	59
229

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 11,000. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2010, 2009 and 2008, amounted to $ 115,000, $ 161,000 and $ 228,000 respectively.

C.	Guarantees

As of December 31, 2010, the Company provided guarantees in the aggregate amount of $26,000  against its premsies lease agreement.

NOTE 10	-	SHAREHOLDER’ EQUITY

A.	Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
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

(3)
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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	-	SHAREHOLDER’ EQUITY (Cont.)

A.	Authorized, issued and outstanding shares (Cont.)

(3)	(Cont.)

On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. ("Mivtach") provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company's ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On June 21, 2007 the Company executed an amendment agreement with M.S.N.D., pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.'s undertaking to convert the full loan amount by no later than August 1, 2007 (a).

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

On May 2010, The current new sharholder of the Company purchse all those shares and Warrants.

(4)
In December 2009 the Company issued Mivtach Shamir Holdings Ltd. 18,664,078 ordinary shares for $0.097 per share for a total amount of $1,810,416.This amount include convertion of Loan received from Mivtach during 2009 in an amount of $627,000.Pursuant to the transaction, Mivtach was also issued warrants to purchase 9,332,039 of the Company's ordinary shares at an exercise price per share of $0.139, exercisable for a period of 4 years.

On May 2010, The current new sharholder of the Company purchse all those shares and Warrants.

B.	Share option plans:

(1)	The plans:

(a)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	-	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(1)	The plans: (Cont.)

(a)	(Cont.)

Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.

The 2000 Plan is valid for ten years and expired on April 3, 2010, except for options outstanding on that date.

(b)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(c)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

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

The exercise price of options granted under the 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 2000 , 2003 and 2006 plan are to expire no later than 10 years following the date of grant.

During 2008 , 2009 and 2010 no options were exercised.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	-	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(1)	The plans: (Cont.)

(c)	(Cont.)

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

(2)	Options granted to employees:

(a)
A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2 0 1 0		2 0 0 9		2 0 0 8
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	5,159,102	0.71	5,410,352	0.69	5,010,352	$0.79
Changes during the year:
Granted (1)	2,900,000	0.05	-	-	547,500	0.34
Exercised	-	-	-	-	-	-
Forfeited	(1,303,639)	0.61	(251,250)	0.33	(147,500)	1.34
Options outstanding at end of year	6,755,463	0.45	5,159,102	0.71	5,410,352	0.69
Options exercisable at year end	3,907,131	0.71	4,646,602	0.75	4,402,102	$0.77
Weighted average fair value of options granted during the year (2)	$0.04		-		$0.30	$0.04

(1)	Options granted in 2010, 2009 and 2008 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2008 and 2010, with the following weighted average assumptions:

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8

Dividend yield	0%	-	0%
Expected volatility	92%	-	126%
Risk-free interest rate	3.3%	-	3.48%
Expected life - in years	4	-	6.5

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	-	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees: (Cont.)

(a)	(Cont.)

(2)	(Cont.)

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2010:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2010	life	2010	life
$		Years		Years

0.05-0.32	3,122,555	1.6-10	421,723	1.6-9.7
0.35-0.46	395,250	0.06-7.1	365,250	0.06-7.1
0.48-0.70	1,098,297	1-7	1,098,297	1-7
0.75-0.85	1,084,334	2.9-6.3	1,084,334	2.9-6.3
1.00-1.25	937,527	1.6-3.9	937,527	1.6-3.9
	6,637,963		3,907,131

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	-	TAXES ON INCOME

A.	Corporate taxation in Israel

(1)
The provision for current taxes of the Company and its Israeli subsidiaries was determined until 2007 in accordance to the provisions of the Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the CPI.

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

(2)	Tax rates

The income of the Company are taxed at the regular rate. Corporate tax rate applicable to companies in Israel in 2010 is 25% which will decrease gradually to 18% in 2016.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law

(1)	Non Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence.  The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

(2)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

(3)	Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled, the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed.  For this purpose, the amount distributed includes the amount of the tax that applies as a result of the distribution.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	-	TAXES ON INCOME

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is “industrial company” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

D.	Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands

Profit (Loss) before taxes on income	2,627	(7,673)	(7,482)

Theoretical tax expenses (benefit) on the above amount	657	(1,995)	(2,020)
Increase (decrease) in taxes in respect of tax losses	-	-	-
incurred in the reported year for which deferred taxes were not recorded (see f. below)	(657)	1,995	2,020
Other	-	3	6
Actual tax expense	-	3	6

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

E.	Deferred Taxes

The Company has approximately $ 33 million unutilized carryforward tax losses from prior years.  Therefore, no current tax liability has been provided in 2010 and 2009.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses.  Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

F.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 33 million at December 31, 2010.

G.	Tax assessments

The tax assessments of the Company through the tax year 2004 are deemed final.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

B.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount.  The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 13	-	LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Group has registered fixed charge on  bank deposits in favor of  certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2010, the bank deposits amount to $ 32 thousands linked to NIS;

B.	The Company have registered floating charges on all of their assets in favor of banks (see Notes 9, 14c).

NOTE 14	-	SUPPLEMENTARY INFORMATION:

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

A. Accounts receivable

(1) Trade - allowance for doubtful accounts:

Balance at beginning of year	688	625
Charged to statement of operations	(41)	63
Write-off of uncollectible amounts	-	-
Balance at end of year	647	688

(2) Other:

Prepaid expenses	33	83
Israeli Government departments and agencies	37	-
	70	83

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	-	SUPPLEMENTARY INFORMATION: (Cont.)

	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

B. Accounts payable and accruals – other:

Employees and employee institutions	66	156
Israeli Government departments and agencies	147	1,004
Provision for vacation and recreation pay	46	116
Provision for product warranty	37	30
Liability for commissions to agents	4	90
Accrued expenses and sundry	83	231
	383	1,627

C.	Credit from banks:

	% interest rate	December 31
	as of	2 0 1 0	2 0 0 9
	December 31, 2010	$ in thousands
Short-term loans from banks:
Linked to the Dollar	2.5	170	200
Linked to the Euro			150
		170	358

During May 2010, the Company signed new agreements with Bank Le'umi Le'Israel BM and Bank Hapoalim BM (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks will forgive approximately $2.4M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment of by the Company $1M over 5 years and a further $600K over 10 years.

D.	Cost of revenues

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands
Industrial operations:
Materials consumed	945	1,005	2,017
Payroll and related expenses	318	410	1,339
Subcontracted work	158	106	200
Depreciation and amortization	208	19	24
Other production expenses	211	158	502
Royalties (see Note 10a)	120	76	224
	1,960	1,774	4,306

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	-	SUPPLEMENTARY INFORMATION: (Cont.)

E.	Financial expenses, net

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands
Income:
Interest in respect of bank
Deposits and securities	-	-	9
Exchange differences	-	9	-
Other	-	11	-
	-	20	9
Expenses:
Interest
In respect of liability to related parties	-
In respect of credit from banks	69	72
Exchange differences	156	-	108
Other	66	73	75
	291	145	183

	291	125	174

NOTE 15	-	RELATED PARTIES

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands

General and administrative	302	238	233

Balance with related parties:

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands

Short Terms Loan	270	18	-

Long Terms Loan	139	-	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	-	GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	$ in thousands

North America (mainly the United States)	1,812	671	2,641
Germany	400	-	653
Other Europen countries	653	258	1,574
China	580	293	255
Japan	-	370	986
Korea	380	-	-
Israel	-	327	-
Other Far Eastern countries	87	325	296
	3,912	2,244	6,405

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended
	December 31
	2 0 1 0	2 0 0 9
	$ in thousands

Israel	442	550
U.S.A.	23	27
	465	577