Form 20-F
period 2011-12-31
ELBIT VISION SYSTEMS LTD
filed 2012-04-30
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

 ☑Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (&232.405 of this chapter) during the preceding 12 months (or for a shorter period that the registrant was required to submit and pot such files).

☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer   ☐ Accelerated Filer    ☑ Non-accelerated filer

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

☐ Yes   ☑ No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
RISK FACTORS	6
RISK FACTORS RELATED TO OUR BUSINESS	7
RISK FACTORS RELATED TO OUR ORDINARY SHARES	11
RISK RELATED TO DOING BUSINESS IN ISRAEL	13

ITEM 4. INFORMATION ON THE COMPANY	17
HISTORY AND DEVELOPMENT OF THE COMPANY	17
BUSINESS OVERVIEW	18
ORGANIZATIONAL STRUCTURE	27
PROPERTY, PLANTS AND EQUIPMENT	27

ITEM 4A. UNRESOLVED STAFF COMMENTS	28

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
SELECTED FINANCIAL DATA	28
OPERATING RESULTS	33
LIQUIDITY AND CAPITAL RESOURCES	37
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	38
TREND INFORMATION	40
OFF-BALANCE SHEET ARRANGEMENTS	40
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
DIRECTORS AND SENIOR MANAGEMENT	41
COMPENSATION	43
BOARD PRACTICES	43
EMPLOYEES	47
SHARE OWNERSHIP	49

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
MAJOR SHAREHOLDERS	51
RELATED PARTY TRANSACTIONS	52

ITEM 8. FINANCIAL INFORMATION	56
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
SIGNIFICANT CHANGES	57

ITEM 9. THE OFFER AND LISTING	57
OFFER AND LISTING DETAILS	57
MARKETS	59

ITEM 10. ADDITIONAL INFORMATION	59
MEMORANDUM AND ARTICLES OF ASSOCIATION	59
MATERIAL CONTRACTS	67
EXCHANGE CONTROLS	68
TAXATION	68
DOCUMENTS ON DISPLAY	73

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

Except for 2005, 2010 and 2011, in which we generated net income of $0.611 million, $2.6 million and $1.09 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million and $7.7 million in 2004, 2006, 2007, 2008, and 2009 respectively.

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

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2008 and 2011, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007, 2009 and 2010, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

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

It is possible that systems developed by these or other future competitors will prove more effective than our systems and that our potential customers will prefer them. The competition for the development and sale of advanced automated inspection systems in other industries and for other applications is also intense. To the extent that providers of automated inspection systems may choose to focus on or develop advanced automated inspection technology for the industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the industries in which we operate or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. There can be no assurance that our potential competitors will not develop products that will render our products less competitive. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have.

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

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We hold a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights”.

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

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. We will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of April, 2012, hold an aggregate of approximately 47% of our issued shares. Nevertheless, there is no guarantee that the recent measures taken to restructure our debt will be sufficient to continue running our operations, and we may determine that it is in our best efforts to sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have registered or have an obligation to register, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 7, "Major Shareholders and Related Party Transactions-Related Party Transactions” and Item 10, "Additional Information - Material Contracts".

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of April 30, 2012 a total of 83,153,273 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 42,136,374 are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in March 2012 was 36,661 shares. The high and low bid price of our ordinary shares for the last two years has been $0.01 and $0.13, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. Since February 2011, Egypt has experienced significant political turbulence, following the resignation of Hosni Mubarak as president, due to protests throughout Egypt, and the recent election of parties hostile to Israel to the New People’s Assembly, which may damage the current peaceful and diplomatic relations between Israel and Egypt, which could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Israel is reported to be considering a pre-emptive attack on Iran which is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

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

Due to the economic downturn, large capital investment required by the industry coupled with the long payment cycle, in June 2010, we sold ScanMaster and substantially all of the assets of ScanMaster Inc. to a group of purchasers including our former chief executive officer and chairman of the board, David Gal and Ofer Sela, our former executive vice president, R&D Operations (the “ScanMaster Transaction”).

Recent Developments

Since January 1, 2011, the company has not experienced any significant developments:

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

•
The IQ-TEX Lite is based on the same hardware as is used in the IQ-TEX system. The IQ-TEX Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX Lite ranges between $50,000 and $250,000 depending on the configuration and the web production type.

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

Sales by Principal Markets

In 2005, approximately 61.7% of our sales were in the United States, approximately 25% were in Europe, and approximately 13.3% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 45.6% of our sales were in the United States, approximately 17.7% were in Europe, and approximately 36.7% were in the Far East. In 2008, approximately 41.7% of our sales were in the United States, approximately 35.3% were in Europe, and approximately 23% were in the Far East. In 2009, approximately 29.1% of our sales were in the United States, approximately 11.1% were in Europe, and approximately 59.8% were in the Far East. In 2010, approximately 46% of our sales were in the United States, approximately 27% were in Europe, and approximately 27% were in the Far East. In 2011, approximately 31% of our sales were in the United States, approximately 34% were in Europe, and approximately 35% were in the Far East. One customer accounted for 15%, 11% and 15% in each of 2007, 2009 and 2010 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2006, 2007, 2008, 2009 or 2011. Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

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

Intellectual Property Rights

We have two international patent applications pending with respect to this technology. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

For more information on the ScanMaster Transaction, see Item 10, "Additional Information - Material Contracts".

D.           Property, Plants and Equipment

As of June 2010, we moved our facilities from our previous location in Qadima, Israel to Caesarea, Israel. Our new facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900. We do not own any real property. In 2009 and through June 2010 we leased approximately 10,435 square feel at our facilities in Israel, at an annual rent of approximately $432,000. We extended our lease for this facility, which was scheduled to expire in December 2009 until December 14, 2012. In June 2010, we executed an amendment to the lease agreement terminating the lease on June 30, 2010. As of June 30, 2010, we lease approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $77,000. Our lease expires in June 2014. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, at an annual rent of approximately $12,000. This lease expires in October 2012.

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

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008, and December 31, 2007 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

(in U.S. thousand Dollars )*	2011	2010	2009	2008	2007
Statement of Operations Data:
Net sales	5,645	3,912	2,244	6,406	7,646
Cost of sales	2,020	1,960	1,774	4,306	3,433
Gross profit	3,625	1,952	470	2,100	4,213
Research and development expenses, net	643	494	861	1,335	1,506
Marketing and selling expenses, net	1,244	921	739	1,195	1,812
General and administrative expenses	656	802	896	1,144	662
Impairment of goodwill	-	-	-	-
Total operating expenses	2,543	2,217	2,496	3,674	3,980
Operating profit (loss)	1,082	(265)	(2,026)	(1,574)	233
Other income (expenses)	(24)	(307)	7	(18)	(1,280)
Financing expenses, net	31	(291)	(125)	(174)	(138)
Profit (loss) before taxes	1,089	(863)	(2,144)	(1,766)	(1,185)
Taxes on income	-	-	3	6	3
Income (loss) from continuing operations	1,089	(863)	(2,147)	(1,772)	(1,188)
Loss from operations of discontinued component	-	(1,946)	(5,530)	(5,721)	(154)
Net Profit (Loss) of disposal of discontinued operation	-	5,436	-	-	-
Net Profit (Loss)	1,089	2,627	(7,677)	(7,493)	(1,342)
Basic earnings (loss) per share from continuing operations(1)	0.016	(0.012)	(0.04)	(0.035)	(0.03)
Diluted earnings (loss) per share from continuing operations(1)	0.015	(0.012)	(0.04)	(0.035)	(0.03)
Basic earnings (loss) per share from discontinued operations(1)	-	0.05	(0.106)	(0.112)	(0.004)
Diluted earnings (loss) per share from discontinued operations(1)	-	0.05	(0.106)	(0.112)	(0.004)
Basic earnings (loss) per share(1)	0.016	0.038	(0.146)	(0.147)	(0.034)
Diluted earnings (loss) per share(1)	0.015	0.038	(0.146)	(0.147)	(0.034)
Weighted average number of shares outstanding-Basic (1)	69,653	69,653	52,527	50,970	39,393
Weighted average number of shares outstanding-Diluted (1)	71,309	69,741	52,527	50,970	39,393

	2011	2010	2009	2008	2007
Balance Sheet Data:
Working capital	313	(227)	(4,443)	(4,098)	1,296
Total assets	2,948	2,068	9,630	17,201	23,506

Total liabilities	4,633	4,877	15,059	16,828	15,906
Accumulated deficit	(42,732)	(43,821)	(46,448)	(28,771)	(31,278)
Shareholders' equity	(1,685)	(2,809)	(5,429)	373	7,600

(1)	Computed on the basis set forth in Note 2. R. to our Consolidated Financial Statements.
*             The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiaries, Scanmaster and IRT Scanmaster. For further information see Note 3(a) to our financial statements for the year ending December 31, 2010, contained elsewhere in this report.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 2011 the Company has $94,000 in consignment.

(b)      Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)       Multiple Deliverables

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BESP for a product or a service based on its past and current pricing practices. The determination of BESP is made through consultation with and formal approval by the Company’s management.

(2)     Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)     Deferred income

The deferred income balance as of December 31, 2011 and 2010 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2011	2010	2009*
Net sales	100.0	100.0	100.0
Cost of sales	35.8	50.1	79.0
Gross profit	64.2	49.9	21.0
Research and development expenses, net	11.4	12.6	38.4
Marketing and selling expenses, net	22	23.5	32.9
General and administrative expenses	11.6	20.5	39.9
Total operating expenses	45	56.7	111.2
Operating income (loss)	19.2	(6.7)	(90.3)
Other Income (expenses)	(0.4)	(7.8)	-
Financing expenses, net	0.5	(7.4)	(5.6)
Income (loss) before taxes	19.3	(22)	(95.5)
Taxes on Income	-	-	0.13
Loss From Discontinued operation	-	49.7	246

Profit From Disposal Of Discontinued Operation	-	138.9	-
Net Profit (loss)	19.3	67.1	(342.1)

*The financial data contained in this table has been adjusted to take into account the discontinued operations of our former subsidiaries Scanmaster and Yuravision. For further information see Note 3a to our financial statements for the year ending December 31, 2008 and 2010 contained elsewhere in this report.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Sales

Sales in 2011 increased by approximately 44% to $5.645 million compared with sales of $3.912 million in 2010. The increase in revenue for the year ended December 31, 2011, was attributed to increased marketing efforts and agreements with new agents allowing the company to increase its penetration of markets in the Far East.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 35.8% in 2011 compared with 50.1% in 2010. The decrease in cost of revenues as a percentage of net sales was mainly due to improvements in the Company’s production and logistics departments and to an increase in the Company revenues.

Gross Profit

In 2011 our gross profit was $3.6 million as compared to $1.95 million in 2010. Gross profit as a percentage of net sales was 64.02% in 2011 as compared to 49.9% in 2010. The increase in our gross profit in 2011 was mainly due to decreased production costs (resulting from our reorganization which commenced from June 2010) and increased revenues as compared with 2010.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2011 were $0.6 million compared with $0.494 million in 2010. The increase in the gross research and development expenses was mainly due to extensive investment in new products that we will launch during 2012.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.2 million in 2011, compared to $0.921 million in 2010. The increase in the marketing and sales expenses was primarily due to an increase in the sales commissions and additional increase in our exhibition expenses.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decrease to 11.6% in 2011 from 20.5% in 2010. General and administrative expenses in 2011 were $0.65 million, compared to $0.802 million in 2010. The decrease in expenses was caused by the reorganization made in June 2010 and the change in the company management.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2010 and 2011. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial incomes in 2011 were $0.03 million and in 2010 expenses were $0.291 million. The decrease was mainly due to the revaluation of the NIS against the US Dollar.

Profit/Loss

In 2011 we recorded net profit of $1.089 as compared to a profit of $2.627 million in 2010. This change was primarily due to positive operating profits during 2011, as compared to 2010 when the company incurred a loss from operating activities.

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

Prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and, devaluation has largely ceased with the NIS increasing in value against most other currencies including the US Dollar in recent years. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information -- Risk Factors --General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.854 to the Dollar to a low of NIS 3.363 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
November 2011	3.800	3.650
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.7
March 2012	3.814	3.715
April 2012	3.769	3.715

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2007 – December 31, 2007	4.1080 NIS/$1
January 1, 2008 – December 31, 2008	3.59 NIS/$1
January 1, 2009 – December 31, 2009	3.932 NIS/$1
January 1, 2010 – December 31, 2010	3.733 NIS/$1
January 1, 2011 – December 31, 2011	3.578 NIS/$1

In 2007, the Israeli economy recorded inflation of approximately 3.4% and the Dollar devalued against the NIS by approximately 8.97%. In 2008, the Israeli economy recorded inflation of approximately 3.8% and the Dollar devalued against the NIS by approximately 1.14%. In 2009, the Israeli economy recorded inflation of approximately 3.91% and the Dollar devalued against the NIS by approximately 0.21%. In 2010, the Israeli economy recorded inflation of approximately 2.66% and the Dollar devalued against the NIS by approximately 6%. In 2011, the Israeli economy recorded inflation of approximately 2.17% and the Dollar devalued against the NIS by approximately 7.66%.

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

B.           Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2011, we had working capital of $0.3 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2011, our ratio of current assets to current liabilities was 1.16 compared with 0.86 on December 31, 2010. The increase between 2010 and 2011 was due to the reorganization made on June 2010 and net profits during 2011.
During the years 2010 and 2011, we had no short-term marketable securities. Our trade receivables increased to $0.79 million at the end of 2011 compared to $0.23 million recorded at the end of 2010, which change was mainly due to an increase in Company revenue of more than 44%. We had no material other receivables during either of 2010 or 2011. Our trade payables decreased to $0.43 million recorded at the end of 2011 compared to $0.56 million recorded at the end of 2010. Our other payables increased to $0.41 million recorded at the end of 2011 to compared to $0.38 million at the end of 2010, mainly due to decreased agent commissions. We generated $0.77 million in cash from operating activities in 2011 compared to negative $2 million in 2010. This increase is due to net profit from operations. Our inventory decreased from $0.47 million as of December 31, 2010 to $0.46 million as of December 31, 2011. Inventory as a percentage of revenues as of December 31, 2011 was 8.4% compared with 12% as of December 31, 2010, due to increased efficiency (resulting from our reorganization which commenced from June 2010). Our capital expenditures on property during 2010 and 2011 were not material. In 2010 and 2011 there was no investment activity in our Company.

Investments

Our cash and cash equivalents increased to $0.73 million at the end of 2011 compared to $0.55 million recorded at the end of 2010. Short term restricted deposits increased to $0.09 million at the end of 2011 compared to $0.03 recorded at the end of 2010. The changes were mainly due to security deposits against bank guarantees which we may provide to customers in the event of advance payments and on some occasions for the initial period of the warranty we provide for our products.

Borrowing

For information on our existing loans, see Item 10, "Additional Information – Material Contracts."

Capital Expenditure

The discussion regarding the ScanMaster and Panoptes acquisitions are hereby incorporated by reference to Item 4, “Information on the Company -- History and Development of the Company” and Item 10, “Additional Information -- Material Contracts”.

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

As of April 26, 2012, our research and development staff consisted of 4 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2011 our gross research and development expenditures for the web industry were approximately $0.64 million, in 2010 they were $0.5 million.

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

(in thousands)	2011	2010	2009	2008
Research and development expenses, net	$643	$494	$861	$1,335
OCS grants	-	-	-	-
Gross research and development expenditures	$643	$494	$861	$1,335

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

As a result of the fact that our products are used in several industries including textiles, technical fabrics, glass fabrics and non-woven fabrics, fluctuations in any one of these industries is unlikely to have material adverse affect on us.

We are developing additional products which will allow for greater penetration in markets where we currently operate, as well as allowing us to enter new markets with competitive products both technologically and in price.

We have taken the strategic decision to enter into OEM agreements with certain equipment manufacturers in various fields in order to create products which are better tailored for the applicable industry and supplement our base customers with the existing customers of these equipment manufacturers.

In recent years, the textile industry has been expanding its operations in the Far East. As a result, we have been making and will continue to make efforts to align ourselves with these changes by, amongst other things, entering into agreements with local agents across the region.

Further, there has been a substantial increase in the manufacture of non-woven fabrics and technical fabrics in the Far East as compared to recent years, this is a result of many manufacturers setting up production infrastructure in China in addition to their production facilities in the West. We intend to continue our efforts to invest in the necessary resources to remain competitive in our field especially with respect to our operational efforts in the Far East.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, of our company and its subsidiaries.

F.           Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2011, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	149	83	66	-	-
Operating Building Lease Obligations	205	88	117	-	-
Total	354	171	183	-	-

G.           Safe Harbor

 Not applicable.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

As of April 29, 2012, our directors, senior managers and key employees were as follows:

Name	Age	Position
David Hanuka	43	director and chairman of the board
Sam Cohen (1)	45	chief executive officer
Yaron Menashe (2)	36	director and chief financial officer
Amos Uzani*	57	external director
Yaky Yanay	41	director
Orit Stav	42	external director

(1) As of April 29, 2012, Mr. Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,822 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all the convertible securities were exercised) 29.90% of the outstanding ordinary shares of the company.

(2) As of April 29, 2012, Mr. Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,821 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities were exercised) 30.01% of the outstanding ordinary shares of the company.

* Beneficially owns less than 1% of our outstanding ordinary shares.

Sam Cohen joined the company in 2003 and has served as our chief executive officer and director since June 2010. From June 2010 until March 2012, Sam Cohen was also chairman of our board of directors. In 1993 Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli firms, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

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

David Hanuka was elected to our board of directors in July 2010 and chairman of our board in 2012. Mr. Hanuka has served as the chief executive officer of Stimatix GI Ltd., an Israeli private company since 2009. From 2006 until 2009, Mr. Hanuka served as the VP, Research and Development of Vision Sciences, Inc. (NasdaqCM: VSCI), a company specializing in the development and manufacture of video endoscope medical devices using imaging technology. From 2003 until 2006, Mr. Hanuka was engaged by CByond Ltd., as its chief operations officer and research and development project manager. From 2000 until 2003, Mr. Hanuka served as research and development project manager and systems engineer at 3DV Systems Ltd. From 1987 until 2000, Mr. Hanuka served in the Israeli navy in various posts, including as a combat ship commander and research and development projects leader. Mr. Hanuka holds a Bachelor of Science degree from Ben-Gurion University and an MBA from the University of Haifa.

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

B.           Compensation

During 2011, we paid to all our directors and officers a total of approximately $0.375 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2011.

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

Pursuant to a recent amendment of the Companies Law, which was passed in March 2011 and which gradually came into effect during 2011, certain sections of the Companies law were amended (the “Amendment”).

Pursuant to the Amendment, any person effectively acting as director without being duly appointed as such, and any person preventing a director from using his own independent judgment, is subject to the same legal obligations and liabilities that are applicable to directors.

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
•              control; and
•              service as an office holder.

Following the Amendment:

•
the scope of persons who may not be appointed as external directors was expanded to also include relatives of the controlling shareholder, and if the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the Chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

•
No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

•
A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company, may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

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

The initial term of an external director is three years and, and may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to one additional term), subject to certain conditions (which following the Amendment also depends on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Mr. Uzani and Ms. Stav serve as our external directors.

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law, and following the Amendment, the responsibilities of the audit committee now also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must consist of at least three directors, including all the external directors of the company, and pursuant to the Amendment, a majority of the members of the audit committee must be independent or external directors.

Following the Amendment, the Companies Law now defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, a controlling shareholder or any relative of a controlling shareholder, and any director who derives his salary primarily from a controlling shareholder may not be a member of the audit committee.

Subsequent to the Amendment: (1) the chairman of the audit committee must be an external director, (2) all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

 As of April 29, 2012, we employ a total of 24 individuals on a full time basis. Of these individuals, 16 are employees of our company and 8 are engaged as independent contractors. Of these individuals, 16 were employed in Israel, 2 were employed in Europe, 4 were employed in the United States, and 2 were employed in Asia.

2011

As of December 31, 2011, we employed a total of 23 full time persons of which 7 were engaged as independent contractors.

2010

As of December 31, 2010, we employed a total of 20 full time persons of which 7 were engaged as independent contractors.

2009

As of December 31, 2009, we employed a total of 73 full time persons (of which 21 were employed in our automated optical inspection division) of which 3 were engaged as independent contractors, in both of our then divisions, as follows:

We believe that our success will depend, in large part, on our ability to attract and retain highly-skilled engineering, managerial and sales and marketing personnel. Competition for such personnel is intense.

Our employees are not part of a collective bargaining Agreement. However, in Israel we are subject to certain labor statutes and national labor court rulings, as well as certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations). These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by Managers' Insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the manger’s insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurances Institute are equal to approximately 16% of an employee’s wages, of which the employee contributes approximately 62.5% and the employer contributes approximately 37.5%.

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

E.           Share Ownership

Of the persons listed above under the caption “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,822 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all his convertible securities were exercised) 29.90% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,821 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities were exercised) 30.01% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In February 1996, the board of directors adopted a share option plan, or the 1996 Share Option Plan, pursuant to which 565,720 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees, and consultants. As of April 29, 2012, options to purchase 2,000 of such ordinary shares were outstanding and the remaining options have expired. All of the outstanding options are fully vested and are exercisable at an exercise price of $0.2 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier or terminated by reason of termination of employment.

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

In April 2000, our board of directors adopted a share option plan pursuant to which 4,500,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. As of April 31, 2012, options to purchase 186,880 of such ordinary shares were outstanding. All of the options referred to above vested equally on the anniversary of August 2 from 2002 until 2005 inclusive, assuming continuous employment with us through such period. 20,852 of the outstanding options have an exercise price of $0.15 per share and 166,027 of the outstanding options have an exercise price of $1 per share. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2000 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted was April 2010. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 1,500,000 ordinary shares. As of April 29, 2012, options to purchase 2,654,566 of such ordinary shares were outstanding. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 333,332 of the outstanding options have an exercise price of $0.5 per share, 27,500 of the outstanding options have an exercise price of $0.4 per share, 136,250 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of April 29, 2012, 2,654,556 of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to Mr. David Gal, our former chairman of the board, were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time and in 2012 was increased to 3.5 million. As of April 29 2012, options to purchase 3,115,000 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of 0.49 per share, 100,000 of the outstanding options have an exercise price of 0.46 per share, 30,000 of the outstanding options have an exercise price of 0.32 per share, 50,000 of the outstanding options have an exercise price of 0.28 per share and 10,000 of the outstanding options have an exercise price of 0.25 per share, 150,000 of the outstanding options have an exercise price of 0.09 per share and 380,000 of the outstanding options have an exercise price of 0.07 per share and 2,370,000 of the outstanding options have an exercise price of 0.07 per share. As of April 29, 2012, 221,668 of the options were vested, and the remainder will vest at various dates until August 7, 2012. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 33% commencing the beginning of the second year after the grant and as to an additional 33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and notes set forth information, as of April 29, 2012, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(2) (4)	20,824,474	28.58%
Yaron Menashe (1)(3)(4)	20,867,723	28.62%
All directors and officers as a group (5)	42,693,150	53.63%

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

(2)           Includes 4,404,822 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 51,250 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)           Includes 4,404,821 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 94,500 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(4)           Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

 (5)          Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of April 29, 2012, there were a total of 51 holders of record of our ordinary shares, of which 11 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 38.33% of our outstanding ordinary shares.

Voting Agreements

As of April 29, 2012, we are not aware of any voting agreements with respect to the voting rights of our shares.

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

Mivtach Investment and Loan

In connection with the refinancing of our debt, on May 26, 2010 we entered into a Loan Agreement with M.S.N.D. Real Estate Holdings Ltd. which set forth the terms and conditions of our debt refinancing. For a description of the Mivtach Investment and Loan, See Item 10, "Additional Information - Material Contracts".

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

On August 31, 2010, the terms of the Cycloes Agreement were approved by our audit committee our board of directors and shareholders. In June 2010, Mr. Cohen was appointed as a member and chairman of our board of directors.

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the Amendment to the Companies Law, the terms of the agreement were reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 62,500 as of October 1, 2011.

For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

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

On August 31, 2010, the terms of the agreement were approved by our audit committee, our board of directors and shareholders. In June 2010, Mr. Menashe was appointed a member of our board of directors.

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the Amendment to the Companies Law, the terms of the agreement were reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 53,750 as of October 1, 2011.

For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

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

Further, each of Messrs. Cohen and Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011. As of April 31, 2012 they have agreed to continue to delay repayment..

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

Export Sales

In 2009, 2010 and 2011, 89.3%, 97.4% and 95.2% of our sales, respectively, amounting to $2 million, $3.8 million and $5.38 million, respectively, were due to our products being exported outside of Israel.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
April 2012	0.08	0.06
March 2012	0.08	0.06
February 2012	0.08	0.07
January 2012	0.1	0.07
December 2011	0.1	0.08
November 2011	0.12	0.1
First quarter 2012	0.1	0.06
Fourth quarter 2011	0.12	0.08
Third quarter 2011	0.11	0.09
Second quarter 2011	0.11	0.09
First quarter 2011	0.13	0.06
Fourth quarter 2010	0.08	0.05
Third quarter 2010	0.07	0.04
Second quarter 2010	0.08	0.04
First quarter 2010	0.09	0.05
Year ended 2011	0.12	0.06
Year ended 2010	0.09	0.04
Year ended 2009	0.16	0.06
Year ended 2008	0.54	0.10
Year ended 2007	0.55	0.27

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants as well as the siblings and parents of the office holder's spouse) and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company's business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the audit committee (or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee) and the board of directors.

Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders.

In all matters in which an individual has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered; however, subsequent to the Amendment, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)            the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, or to the provision of services to the company by such controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. For this purpose, the term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-half of the shares held by disinterested shareholders who actively participate in the voting process, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

Following the Amendment, agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Amendment will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the May 14, 2011, November 14, 2011, or the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Amendment.

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

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approved the tender offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirements for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition (provided, however, that subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right).

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days prior notice to the extent required under the regulations to the Companies Law. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided, however, that if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent). If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

As stated above, the Amendment to the Companies Law made certain changes to the rules of corporate governance, which changes were described above. Additional changes to the Companies Law which were not described above include:

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law; In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has not issued any regulations yet with respect to this code, and it has not been determined to what extent this code will relevant to Israeli companies that are also listed on non-Israeli stock exchanges; we are currently determining the applicability of such code to our company.

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

Sale of the Assets of Scan Inc.

One of the conditions for the completion of the ScanMaster Transaction was the execution of an agreement with ScanMaster for the sale of all of the assets and liabilities of our US subsidiary IRT ScanMaster Systems Inc. ("Scan Inc."). Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster. The sale of the assets of Scan Inc. to ScanMaster (IRT) Inc. a newly incorporated wholly owned subsidiary of ScanMaster was completed in the fourth quarter of 2010. The dissolution of Scan Inc. was

Debt Restructure Agreement with the Banks

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which is scheduled to commence on January 1, 2013, provided that we meet certain milestones set by the Banks. Further, Mr. Cohen and Mr. Menashe each agreed to postpone our payment of the first $50,000 of their salaries until July 2011. As of April 31, 2012 they have agreed to continue to delay repayment.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 24% in the 2011 tax year and 25% in the 2012 tax year.

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

Capital Gains Tax on Sales of Our Ordinary Shares

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus.

A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

For gains derived from the sale of the Company's shares acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which such shares were held.

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case of substantial shareholder). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 15%. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved, Benefited or Preferred Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2007, 2008, 2009, 2010 and 2011 (the regular rate of corporate tax being 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010 and 24% in 2011).

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

As of December 31, 2011, we had accounts payable in NIS or in funds linked thereto in the amount of $0.222 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $24 thousand.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2011 we had liabilities in the amount of $4.63 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $11 thousand.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2011 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2011.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2010 and December 31, 2011.

	2010	2011

Audit Fees(1)	30,000	33,000
Total	30,000	33,000

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

April 30, 2012

ELBIT VISION SYSTEMS LTD.

By:	/s/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2011 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2011 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of

Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 29, 2012

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2 0 1 1	2 0 1 0
Assets

CURRENT ASSETS:
Cash and cash equivalents		730	547
Restricted deposit (short term)	12a	90	32

Accounts receivable:	13a
Trade (net of allowance for doubtful account 2011- $63 thousands, 2010- $9 thousands)		793	237
Other		121	70
Inventories	3	476	475

Total current assets		2,210	1,361

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	221	144
Other long-term receivables and investment	4	225	271

		446	415

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	50	50

OTHER ASSETS
Goodwill		242	242

Total assets		2,948	2,068

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2 0 1 1	2 0 1 0

Liabilities and shareholders’ deficency

CURRENT LIABILITIES:
Credit from banks	13c	190	170
Current Maturities of Loan from Shareholders and Other		361	270

Accounts payable and accruals:
Trade		437	564
Deferred income	2i	498	201
Other	13b	411	383

Total current liabilities		1,897	1,588

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	7	1,024	1,227
Loans and other liabilities (net of current maturities)	7	509	681
Loans From Shareholder (net of current maturities)	7	100	139
Other Long Terms Liabilities	8	862	1,043
Accrued severance pay	6	241	199
Total long-term liabilities		2,736	3,289

Total liabilities		4,633	4,877

SHAREHOLDERS' DEFICIENCY:	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2011 and 2010
Issued and outstanding:
December 31, 2011 and 2010 – 69,652,779 Ordinary shares		15,556	15,556
Additional paid-in capital		25,491	25,456
Accumulated deficit		(42,732)	(43,821)

Total shareholders’ deficiency		(1,685)	(2,809)

Total liabilities and shareholders’ deficiency		2,948	2,068

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 1	2 0 1 0	2 0 0 9
Revenues:
Sale of products		4,802	3,273	1,663
Services rendered		843	639	581
		5,645	3,912	2,244
Cost of revenues:	13d
Cost of products sold		1,564	1,540	1,416
Cost of services rendered		456	420	358
		2,020	1,960	1,774

Gross profit		3,625	1,952	470

Research and development costs – net		643	494	861
Selling, general and administrative expenses:
Marketing and selling		1,244	921	739
General and administrative		656	802	896
Operating Profit (loss)		1,082	(265)	(2,026)
Financial income (expenses) - net	13e	31	(291)	(125)
Profit (loss) before other expenses		1,113	(556)	(2,151)
Other income (expenses)		(24)	(307)	7
Profit (loss) before taxes on income		1,089	(863)	(2,144)
Taxes on income	10d	-	-	3
Profit (loss) for the year before discontinued operation		1,089	(863)	(2,147)

Loss from discontinued operation		-	(1,946)	(5,530)
Net profit from disposal of discontinued operation		-	5,436	-
Total profit from disposal of discontinued operation		-	3,490	(5,530)

Profit (loss) for the year		1,089	2,627	(7,677)

Profit (loss) per share:
Basic earnings (loss) per share from continuing operations(1)		0.016	(0.012)	(0.04)
Diluted earnings (loss) per share from continuing operations(1)		0.015	(0.012)	(0.04)
Basic earnings (loss) per share from discontinued operations(1)		-	0.05	(0.106)
Diluted earnings (loss) per share from discontinued operations(1)		-	0.05	(0.106)

Weighted average number of shares used in
Computation of loss per share –
Basic (in thousands)		69,653	69,653	52,527
Diluted (in thousands)		71,309	69,741	52,527

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

					Total
	Share capital		Additional		shareholders’
	Number		paid-in	Accumulated	Equity
	of shares	Amount	Capital*	deficit	(deficiency)
	In thousands		U.S. dollars in thousands

BALANCE – January 31, 2008	50,988	10,679	28,465	(38,771)	373

CHANGES DURING 2009:
Loss for the year	-	-	-	(7,677)	(7,677)
Conversion of Loan from Shareholder	6,469	1,690	(1,041)	-	649
Issuance of share capital and warrants (note 10a)	12,196	3,187	(1,961)	-	1,226
BALANCE – DECEMBER 31, 2009	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2010:
Profit for the year	-	-	-	2,627	2,627
Share base compensation expenses	-	-	(7)	-	(7)
BALANCE – DECEMBER 31, 2010	69,653	15,556	25,456	(43,821)	(2,809)

CHANGES DURING 2011:
Profit for the year	-	-	-	1,089	1,089
Share base compensation expenses	-	-	35	-	35
BALANCE – DECEMBER 31, 2011	69,653	15,556	25,491	(42,732)	(1,685)

(*) Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
Cash flows from operating activities:
Net profit (loss)	1,089	2,627	(7,677)
Capital gain from disposal of discontinued operations	-	(5,436)	-
Net profit (loss) from discontinued operations	-	1,946	5,530
Net profit (loss) from continuing operations	1,089	(863)	(2,147)
Adjustments to reconcile net profit (loss) for the period

Depreciation and amortization	13	384	444
Loss from disposal of property	-	75	-
Liability for employee rights upon retirement	42	(655)	(229)
Stock based compensation	35	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(556)	1,041	398
Decrease (increase) in other accounts receivable	(51)	245	(83)
Increase (decrease) in trade accounts payable	(127)	(103)	116
Deferred income	297	654	6
Increase (decrease) in other accounts payable	28	(2,829)	(327)
Decrease (increase) in inventories	(1)	(3)	747
Net cash provided by (used in) operating activities –continuing operations	769	(2,054)	(1,075
Net cash used in operating activities –discontinued operations	-	(1,945)	(1,722)

Net cash provided by (used in) operating activities	769	(3,999)	(2,797)

Cash flows from investing activities:
Purchase of property and equipment	(13)	(25)	-
Long-term receivables	46	(70)	-
Purchase price adjustment of contingent consideration	-	-	(282)
Redemption of (investment in) restricted deposit	(58)	435	-
Long terms loans		-	1,683
Proceeds from disposal of discontinued operations		547	-
Funds severance pay	(77)	228	41
Net cash provided by (used in) investing activities–continuing operations	(102)	1,115	1,442
Net cash provided by (used in) investing activities–discontinued operations	-	897	(1,672)

Net cash provided by (used in) investing activities	(102)	2,012	(230)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	-	-	1,799
Short-term credit from bank – net	20	(744)	(1,689)
Loan from shareholder	(120)	270	-
Long terms loan	(203)	920	-
Other Long terms liabilities	(181)	1,043	-
Loans from related parties and other	-	820	-

Net cash provided by (used in) financing activities–continuing operations	(484)	2,309	110

Net cash provided by (used in) financing activities–discontinued operations	-	(4)	3,048

Net cash provided by (used in) financing activities	(484)	2,305	3,158

Net increase in cash and cash equivalents	183	318	131

Balance of cash and cash equivalents at Beginning of year	547	229	98

Balance of cash and cash equivalents at end of year	730	547	229

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	58	50	277

Income taxes paid - net	-	-	4

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-	GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. is wholly-owned subsidiary, engaged in the selling and marketing of the Company’s products worldwide.

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

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers repay loan of 250K in cash and undertook to repay the Company the sum of $675K in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements the banks forgave part of the debt such that the Company's remaining debt is $1.4M dollars of which $0.8M dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6M dollar is repayable over a period of 10 years starting July, 31, 2015.

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Inventories are stated at the lower of cost or market.  Cost is determined as follows:

Raw materials and spare parts - on moving average basis.

Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

G.	Property and equipment

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and equipment (Cont.)

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

The intangible assets (other than Goodwill) are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition:

(1)	Sale of products:

(a)	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 2011 the Company has $94,000 in consignment.

(b)	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition: (Cont.)

(1)	Sale of products (Cont.)

(c)	Multiple Deliverables

The Company's multiple deliverable arrangments consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BESP for a product or a service based on its past and current pricing practices. The determination of BESP is made through consultation with and formal approval by the Company’s management.

(2)       Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)       Deferred income

The deferred income balance as of December 31, 2011 and 2010 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $ 92,000, $ 16,000 and $ 171,000, respectively.

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

M.	Income (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 13,293,367, 23,158,644 and 21,783,514 shares for the years 2011, 2010 and 2009, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.	Stock-based compensation

The Company recognizes $ 35,000 of compensation expenses in 2011 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 10b.

O.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Consentration of credit risk

As of December 31, 2011 and 2010, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.	Recently issued accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require that we disclose the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. These new standards are effective beginning in the first quarter of 2012; early adoption of these standards is prohibited. The Company does not expect these new standards to significantly impact its consolidated financial statements.

 In June 2011, the FASB issued amended standards to increase the prominence of items reported in other comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity—except investments by, and distributions to, owners—be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, these amendments require that we present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These new standards are effective beginning in the first quarter of 2012 and are to be applied retrospectively. These amended standards will impact the presentation of other comprehensive income but will not impact the Company's financial position or results of operations.

 In September 2011, the FASB issued amended standards to simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. These amended standards are effective beginning in the first quarter of 2012.  The Company does not expect these new standards to significantly impact its consolidated financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3-	INVENTORIES

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

Raw materials	275	252
Work in process	107	122
Finished products	94	101
	476	475

The balances are net of write-down of $681,000 and $692,000 as of December 31, 2011 and 2010, respectively.

NOTE 4-	OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

Deposits on leased vehicle (see also Note 9b2)	12	15
Loan to former subsidiary (Scanmaster) (see Note 1)	152	195
Investment (1)	61	61
	225	271

(1)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2011 the Company holds 3% of MCL's ordinary shares.

NOTE 5-	PROPERTY AND EQUIPMENT

A.        Comprised as follows:

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

Machinery and equipment	1,721	1,709
Leasehold improvements	22	22
Office furniture and equipment	44	43
	1,787	1,774
Less - accumulated depreciation and amortization	1,737	1,724
	50	50

B.        Depreciation and amortization expenses totaled $13,000, $ 33,000, and $63,000, in the years ended December 31, 2011, 2010 and 2009, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6-	ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 7-	LONG-TERM LIABILITIES – LOANS AND OTHER

A.	Composed as follows:

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

Loans from banks (1)	1,024	1,227
Loans from Shareholders (2)	100	139
Loans from Other (3)	509	681
	1,633	2,047

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7-	LONG-TERM LIABILITIES – LOANS AND OTHER (Cont.)

A.	Composed as follows: (Cont.)

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

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

2012	353	353
2013	492	492
2014	353	353
2015 and thereafter	435	849
	1,633	2,047

NOTE 8-	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

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

Royalty expenses to the Government of Israel totaled $17,000, $ 120,000 and $ 76,000 in the years ended December 31, 2011, 2010 and 2009 respectively and are included in the statements of operations among cost of revenues.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Royalties (Cont.)

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

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2011 is approximately $967,000.

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

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2011, are as follows:

$ in thousands
Year ending December 31:
2012	81
2013	81
2014	46
208

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 92,000, $ 329,000, and $ 469,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Lease commitments (Cont.)

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2012 – 2014 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2011, are as follows:

$ in thousands

2012	83
2013	60
2014	5
148

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 11,000. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2011, 2010 and 2009, amounted to $ 83,000, $ 115,000 and $ 161,000 respectively.

C.	Guarantees

As of December 31, 2011, the Company provided guarantees in the aggregate amount of $25,000  against its premises lease agreement.

NOTE 9 -	SHAREHOLDER’ EQUITY

A.	Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company's ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years, this warrants were canceled on June 2011.

(3)
On June 21, 2007, following the approval of the Company's board of directors and the Company's audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company's shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company's ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company's ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date. , this warrants were canceled on June 2011.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SHAREHOLDER’ EQUITY (Cont.)

A.	Authorized, issued and outstanding shares (Cont.)

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

Mivtach was issued with 9,523,810 of ordinary shares; and (b) Mivtach received a 4-year warrant to purchase 2,380,952 of the Company's ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008.

M.S.N.D. also completed the purchase of 2,939,192 of the Company's ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company’s former CEO.

On May 2010, The current new shareholders of the Company purchased all those shares and Warrants.

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

On May 2010, The current new shareholders of the Company purchased all those shares and Warrants , this warrants were canceled on June 2011.

B.	Share option plans:

(1)	The plans:

(a)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(1)	The plans: (Cont.)

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

During 2009 , 2010 and 2011 no options were exercised.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9-	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(1)	The plans: (Cont.)

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

(a)
A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2011, 2010 and 2009, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2 0 1 1		2 0 1 0		2 0 0 9
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	6,755,463	0.45	5,159,102	0.71	5,410,352	0.69
Changes during the year:
Granted (1)	150,000	0.09	2,900,000	0.05	-	-
Exercised	-	-	-	-	-	-
Forfeited	(766,000)	0.39	(1,303,639)	0.61	(251,250)	0.33
Options outstanding at end of year	6,139,463	0.45	6,755,463	0.45	5,159,102	0.71
Options exercisable at year end	4,371,053	0.45	3,907,131	0.71	4,646,602	0.75
Weighted average fair value of options granted during the year (2)	$0.09		$0.04		-

(1)	Options granted in 2011, 2010 and 2009 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2010 and 2011, with the following weighted average assumptions:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9

Dividend yield	0%	0%	-
Expected volatility	99%	92%	-
Risk-free interest rate	2.02%	3.3%	-
Expected life - in years	4	4	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees: (Cont.)

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2011:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2011	life	2011	life
$		Years		Years

0.05-0.32	3,091,805	0.6-9.0	1,340,895	0.6-9.0
0.35-0.46	127,500	5.28-6.11	110,000	5.28-6.11
0.48-0.70	898,297	0.2-6	898,297	0.2-6
0.75-0.85	1,084,334	1.89-5.29	1,084,334	1.89-5.29
1.00-1.25	937,527	0.58-2.95	937,527	0.58-2.95
	6,139,463		4,371,053

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10-	TAXES ON INCOME

A.	Corporate taxation in Israel

(1)	Tax rates

The income of the Company are taxed at the regular rate. Corporate tax rate applicable to companies in Israel in 2010 is 25% and 24% in 2011.

On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012

B.	Non Israeli subsidiaries

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

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands

Profit (Loss) before taxes on income	1,089	(863)	(2,147)

Theoretical tax expenses (benefit) on the above amount	272	(216)	(558)
Increase (decrease) in taxes in respect of tax losses		-	-
incurred in the reported year for which deferred taxes were not recorded (see f. below)	(272)	216	558
Other		-	3
Actual tax expense	-	-	3

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10-	TAXES ON INCOME (Cont.)

E.	Deferred Taxes

The Company has approximately $ 40 million unutilized carryforward tax losses from prior years.  Therefore, no current tax liability has been provided in 2011 and 2010.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses.  Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

F.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 40 million at December 31, 2011.

G.	Tax assessments

The tax assessments of the Company through the tax year 2007 are deemed final.

NOTE 11-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

B.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount.  The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 12-	LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Group has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2011, the bank deposits amount to $ 29 thousands linked to NIS;

B.	The Company have registered floating charges on all of their assets in favor of banks (see Notes 9, 14c).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13-	SUPPLEMENTARY INFORMATION

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

A. Accounts receivable

(1) Trade - allowance for doubtful accounts:

Balance at beginning of year	9	688
Charged to statement of operations	54	(41)
Write-off of uncollectible amounts		(638)
Balance at end of year	63	9

(2) Other:

Prepaid expenses	52	33
Israeli Government departments and agencies	69	37
	121	70

	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

B. Accounts payable and accruals – other:

Employees and employee institutions	52	66
Israeli Government departments and agencies	154	147
Provision for vacation and recreation pay	63	46
Provision for product warranty	57	37
Liability for commissions to agents	39	4
Accrued expenses and sundry	46	83
	411	383

C.	Credit from banks:

	% interest rate	December 31
	as of	2 0 1 1	2 0 1 0
	December 31, 2011	$ in thousands
Short-term loans from banks:
Linked to the Dollar	2.5	190	170
Linked to the Euro
		190	170

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13-	SUPPLEMENTARY INFORMATION: (Cont.)

D.	Cost of revenues

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands
Industrial operations:
Materials consumed	1,063	945	1,005
Payroll and related expenses	362	318	410
Subcontracted work	160	158	106
Depreciation and amortization	2	208	19
Other production expenses	416	211	158
Royalties (see Note 10a)	17	120	76
	2,020	1,960	1,774

E.	Financial expenses, net

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands
Income:
Interest in respect of bank
Deposits and securities	-	-	-
Exchange differences	3	-	9
Other	120	-	11
	123	-	20
Expenses:
Interest
In respect of liability to related parties	9	-
In respect of credit from banks	82	69	72
Exchange differences	-	156	-
Other	-	66	73
	92	291	145

	(31)	291	125

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14-	RELATED PARTIES

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands

Managements fees – included in General and administrative	375	302	238

Balance with related parties:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands

Short Terms Loan	191	270	18

Long Terms Loan	100	139	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15-	GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousands

North America (mainly the United States)	1,737	1,812	671
Germany	182	400	-
Italy	730	83	-
Other European countries	734	570	258
China	660	580	293
Japan	100	-	370
Korea	270	380	-
Israel	268	-	327
Other Far Eastern countries	964	87	325
	5,645	3,912	2,244

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended
	December 31
	2 0 1 1	2 0 1 0
	$ in thousands

Israel	574	442
U.S.A.	20	23
	594	465