Form 20-F
period 2012-12-31
ELBIT VISION SYSTEMS LTD
filed 2013-04-29
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

74,915,937 Ordinary Shares, NIS 1.00 nominal value per share

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

☐ Yes  ☑ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☑ No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

------------

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	11
	RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4.	INFORMATION ON THE COMPANY	17
	HISTORY AND DEVELOPMENT OF THE COMPANY	17
	BUSINESS OVERVIEW	19
	ORGANIZATIONAL STRUCTURE	28
	PROPERTY, PLANTS AND EQUIPMENT	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
	SELECTED FINANCIAL DATA	29
	OPERATING RESULTS	32
	LIQUIDITY AND CAPITAL RESOURCES	37
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	38
	TREND INFORMATION	39
	OFF-BALANCE SHEET ARRANGEMENTS	40
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
	DIRECTORS AND SENIOR MANAGEMENT	41
	COMPENSATION	43
	BOARD PRACTICES	43
	EMPLOYEES	49
	SHARE OWNERSHIP	51

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
	MAJOR SHAREHOLDERS	53
	RELATED PARTY TRANSACTIONS	54

ITEM 8.	FINANCIAL INFORMATION	57
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	57
	SIGNIFICANT CHANGES	58

ITEM 9.	THE OFFER AND LISTING	58
	OFFER AND LISTING DETAILS	58
	MARKETS	60

ITEM 10.	ADDITIONAL INFORMATION	60
	MEMORANDUM AND ARTICLES OF ASSOCIATION	60
	MATERIAL CONTRACTS	68
	EXCHANGE CONTROLS	69
	TAXATION	70
	DOCUMENTS ON DISPLAY	74

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	77
	FOREIGN CURRENCY EXCHANGE	75
	INTEREST RATE RISK	75
		76
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
		76
PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	79

ITEM 18.	FINANCIAL STATEMENTS	79

ITEM 19.	EXHIBITS	79

PART I.

ITEM 1.                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

A.           The selected financial data is incorporated by reference to Item 5 of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18, “Financial Statements” and are incorporated by reference, and other financial information appearing in Item 5 of this annual report.

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

The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

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

Except for 2005, 2010, 2011, and 2012, in which we generated net income of $0.611 million, $2.6 million, $1.09 million, and $0.82 million respectively, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million and $7.7 million in 2004, 2006, 2007, 2008, and 2009 respectively.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel B.M. and Bank Hapoalim B.M. (the "Banks"). Although the terms of the restructure agreement were favorable to the Company, there is no guarantee that we will be able to comply with the repayment terms and/or be profitable in the future. We may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern. There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Bank, see Item 5, “Material Contracts".

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

More specifically, should we fail to develop products which provide the necessary standards of inspection,  given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business. For further information, see Item 4, “Information on the Company - History and Development of the Company”; and Item 10, “Additional Information - Material Contracts”.

We rely on a small number of customers for a significant portion of our revenues.

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2008, 2011 and 2012, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007, 2009, and 2010, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

Competition in the automated inspection industry is intense. If we are unable to distinguish our products as superior to those of our competitors, our business may be seriously harmed.

Several companies working with the textile, non-woven and technical fabric industries, such as BarcoVision, IsraVision and Cognex, have developed products with similar visual inspection or quality monitoring capabilities.

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

We have experienced, and may continue to experience in the future, significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits and net income from quarter to quarter. These or other factors could have a material adverse effect on our business and operating results.

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

The technology incorporated in automated inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to continue to anticipate changes in technology and industry standards, and successfully develop and introduce new and enhanced products that can gain market acceptance on a timely basis is a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our own technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

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

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We currently have three pending patent applications, two PCT applications and one US application, concerning certain technology incorporated in the video cameras used by our systems. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights”.

We may become involved in litigation.

From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. For more information, see Item 8, “Financial Information - Litigation”.

Risk Factors Related to Our Ordinary Shares

We may require additional financing.

In the fourth quarter of 2009, our then controlling shareholder, Mivtach Shamir ("Mivtach"), through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of approximately $1.8 million in our company. Mivtach invested approximately $1.2 million in cash and approximately an additional $627,000, through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and we have entered into an agreement with Mivtach pursuant to which we will repay the loan over five (5) years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. It was further agreed that we will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of April, 2013, hold an aggregate of approximately 43.7% of our issued shares.

In December 2012 we completed a non-brokered private placement transaction, or the Private Placement Transaction, pursuant to which we sold 5,263,158 of our ordinary shares to Mr. Avi Gross for gross proceeds of $500,000. Under the Private Placement Transaction, Mr. Gross provided us with a convertible loan and we issued Mr. Gross two warrants to purchase additional ordinary shares of our company. For more information on the Private Placement Transaction see Item 4.A “Recent Developments”.

Despite these transactions, there is no guarantee that the recent measures taken to restructure our debt and raise additional funds will be sufficient to continue running our operations, and we may determine that it is in our best efforts to sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all.

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

As of April 28, 2013 a total of 100,306,078 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 41,727,198 are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in March, 2013 was 145,114 shares. The high and low bid price of our ordinary shares for the last two years has been $0.06 and $0.12, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. In November 2012, Israel engaged in an armed conflict under which Israel was the target of terrorist attacks executed against civilian targets in various parts of Israel, which included wide-spread rocket strikes. Since February 2011, Egypt has experienced significant political turbulence, following the resignation of Hosni Mubarak as president, due to protests throughout Egypt, and the recent election of parties hostile to Israel to the New People’s Assembly, which may damage the current peaceful and diplomatic relations between Israel and Egypt, which could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Israel is reported to be considering a pre-emptive attack on Iran which is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

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

ITEM 4.                 INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Systems Ltd., or Elbit Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

We have historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy we acquired two businesses, Panoptes Ltd., or Panoptes and ScanMaster Systems (IRT) Ltd. or ScanMaster and its subsidiary IRT ScanMaster Systems Inc., or  ScanMaster, Inc., , which operate in the fields of optical vision and non-destructive ultrasonic inspection application, respectively.

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

Recent Developments

Since January 1, 2012, the company has experienced the following significant developments:

Private Placement Transaction

Pursuant to the Private Placement Transaction, consummated on December 10, 2012, we sold 5,263,158 ordinary shares to Mr. Avi Gross at a price per share of $0.095 for gross proceeds of $500,000. Additionally, under the Private Placement Transaction, Mr. Gross provided our company with a $300,000 convertible loan, or the Convertible Loan, which may be converted, in whole or in part, at a price per share of $0.095, by June 10, 2013. Should the Convertible Loan not be converted, the principal and interest will be repayable over the course of twelve (12) months following June 10, 2013. As part of the Private Placement Transaction, Mr. Gross also received two warrants to purchase our ordinary shares, of which the first warrant, or the First Warrant, is exercisable for up to $200,000 of our ordinary shares, at a price per share of $0.095, six (6) months following the issuance of the First Warrant, and the second warrant, or the Second Warrant, is exercisable for up to $1,000,000 of our ordinary shares, at a price per share of $0.20, unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price per share shall be reduced to $0.17. The Second Warrant is exercisable during the period between June 10, 2013 and February 5, 2015. Exercise of the Second Warrant is contingent on Mr. Gross converting and/or exercising at least 50% of the aggregate number of shares issuable under both the Convertible Loan and the First Warrant, and subject to that threshold being achieved, the maximum amount issuable will be proportionally reduced based on the aggregate portion of the Convertible Loan converted and the First Warrant exercised.

Pursuant to the consummation of the Private Placement Transaction, Mr. Gross’ holding in the Company constitutes 7.025% of the outstanding share capital of the Company (not including the shares issuable under the Convertible Loan and the First Warrant and the Second Warrant).

Additionally, in accordance with the Private Placement Transaction, Mr. Gross, is entitled to appoint an observer to our board of directors, and in the event that Mr. Gross converts and/or exercises at least 50% of the value of the Convertible Loan and the First Warrant, Mr. Gross will be entitled to appoint a director to our board of directors. For more information regarding the Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

Significantly Increased Revenues in 2012 Compared to 2011

Our total annual revenues for the 2012 fiscal year were $6.7 million, representing an increase of 18.8%, compared to the total annual revenues of approximately $5.6 million in 2011. For more information regarding 2012 financials see Item 8, “Financial Information”.

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

•	the accuracy of the inspection is affected by the attention span and fatigue of the human inspector, who is normally expected to view fabrics for a period of several hours;
•	perception problems caused by the fatigue of specific nerve cells in the case of patterned and printed material;
•	manual inspection is performed by numerous persons worldwide, each with a different perception of product quality; and
•	certain technical fabric is produced at a very high speed and therefore defects cannot be observed by the human eye.

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

Models

IQ-TEX systems are currently available in IQ-TEX4 model and also in IQ-TEX4 Lite model. The IQ-TEX4 model includes improved capabilities for the detection of defects, as well as additional innovative technologies for system styles tuning and defects sorting. The 2 models cover a full range of applications.

•
The IQ-TEX4 is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed & finished, denim, glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 600 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $120,000 and $250,000 depending on the configuration. The IQ-TEX4 Lite is based on the same hardware as is used in the IQ-TEX4 system.

•
The IQ-TEX4 Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX4 Lite ranges between $50,000 and $250,000 depending on the configuration and the web production type

Modules

We offer the following three modules for defect analysis and cut optimization for our IQ-TEX4 and IQ-TEX4 Lite systems: the Video Album workstation, the DMSS (Defect Monitoring Sub System) and the Cut Optimization software.

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

Accessories

We offer an extensive line of accessories designed to provide, along with the IQ-TEX4 systems, a comprehensive solution for the web inspection and grading process. These accessories include invisible ink or sticker marking units, alarm sets, ultra violet ink for marking and external connecting devices for marking and measuring.

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

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the IQ-TEX4 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system ranges between $100,000 and $150,000, depending on the configuration.

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

Sales by Principal Markets

In 2005, approximately 61.7% of our sales were in the United States, approximately 25% were in Europe, and approximately 13.3% were in the Far East. In 2006, approximately 22.8% of our sales were in the United States, approximately 40.1% were in Europe, and approximately 37.1% were in the Far East. In 2007, approximately 45.6% of our sales were in the United States, approximately 17.7% were in Europe, and approximately 36.7% were in the Far East. In 2008, approximately 41.7% of our sales were in the United States, approximately 35.3% were in Europe, and approximately 23% were in the Far East. In 2009, approximately 29.1% of our sales were in the United States, approximately 11.1% were in Europe, and approximately 59.8% were in the Far East. In 2010, approximately 46% of our sales were in the United States, approximately 27% were in Europe, and approximately 27% were in the Far East. In 2011, approximately 31% of our sales were in the United States, approximately 34% were in Europe, and approximately 35% were in the Far East. In 2012, approximately 29% of our sales were in the United States, approximately 40% were in Europe, and approximately 31% were in the Far East. One customer accounted for 15%, 11% and 15% in each of 2007, 2009 and 2010 respectively. No other customers accounted for more than 10% of our net sales in any of the years 2006, 2007, 2008, 2009 ,2011 or 2012.

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

The presence of competitors in the textile automatic inspection field may increase awareness of the benefits of automatic fabric inspection, and may help us enlarge our market. However, it is possible that systems developed by these or other future competitors will prove more effective than our IQ-TEX4 systems or that potential customers will prefer them for other reasons. If we are unable to maintain our technological advantage or are unable to convince potential customers of the superiority of our IQ-TEX4 systems, our business would be seriously harmed.

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

Intellectual Property Rights

We have two PCT patent applications and one US patent application pending with respect to this technology. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

C.           Organizational Structure

We own all of the issued and outstanding shares of our subsidiaries Elbit Vision Systems US, Inc., or EVS US, and Panoptes. EVS US is incorporated in Delaware, USA. EVS US predominantly functions as a sales and support center for our products.

Our subsidiary in New Hampshire, ScanMaster Inc., was dissolved in February 2011.

Our subsidiary in Holland, EVS BV, had minimal operational activities. As a result, in December 2009, we dissolved this subsidiary.

In connection with the ScanMaster Transaction, in June 2010, we entered into an agreement for the sale of all of the assets of Scan Inc. Pursuant to the agreement we agreed to sell the assets of Scan Inc. to ScanMaster or another entity determined by ScanMaster. The sale of the assets of ScanMaster Inc. to ScanMaster (IRT) Inc. a newly incorporated wholly owned subsidiary of ScanMaster was completed in the fourth quarter of 2010. The dissolution of ScanMaster Inc. was authorized on December 31, 2010 and ScanMaster Inc. was dissolved in February 2011.

For more information on the ScanMaster Transaction, see Item 10, "Additional Information - Material Contracts".

D.           Property, Plants and Equipment

As of June 2010, we moved our facilities from our previous location in Qadima, Israel to Caesarea, Israel. Our new facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900. We do not own any real property. As of June 30, 2010, pursuant a lease agreement, we leased approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $77,000. Our lease expires in June 2014. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina, USA, at an annual rent of approximately $12,000. This lease expires in October 2013.

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

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009, and December 31, 2008, are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

(in U.S. thousand Dollars )*	2012	2011	2010	2009	2008
Statement of Operations Data:
Net sales	6,708	5,645	3,912	2,244	6,406
Cost of sales	2,961	2,020	1,960	1,774	4,306
Gross profit	3,747	3,625	1,952	470	2,100
Research and development expenses, net	682	643	494	861	1,335
Marketing and selling expenses, net	1,371	1,244	921	739	1,195
General and administrative expenses	734	656	802	896	1,144
Impairment of goodwill	-	-	-	-	-
Total operating expenses	2,787	2,543	2,217	2,496	3,674

Operating profit (loss)	960	1,082	(265)	(2,026)	(1,574)
Other income (expenses)	(2)	(24)	(307)	7	(18)
Financing income (expenses), net	(134)	31	(291)	(125)	(174)
Profit (loss) before taxes	824	1,089	(863)	(2,144)	(1,766)
Taxes on income	-	-	-	3	6
Income (loss) from continuing operations	824	1,089	(863)	(2,147)	(1,772)
Loss from operations of discontinued component	-	-	(1,946)	(5,530)	(5,721)
Net Profit (Loss) of disposal of discontinued operation	-	-	5,436	-	-
Net Profit (Loss)	824	1,089	2,627	(7,677)	(7,493)
Basic earnings (loss) per share from continuing operations(1)	0.012	0.016	(0.012)	(0.04)	(0.035)
Diluted earnings (loss) per share from continuing operations(1)	0.012	0.015	(0.012)	(0.04)	(0.035)
Basic earnings (loss) per share from discontinued operations(1)	-	-	0.05	(0.106)	(0.112)
Diluted earnings (loss) per share from discontinued operations(1)	-	-	0.05	(0.106)	(0.112)
Basic earnings (loss) per share(1)	0.012	0.016	0.038	(0.146)	(0.147)
Diluted earnings (loss) per share(1)	0.012	0.015	0.038	(0.146)	(0.147)
Weighted average number of shares outstanding-Basic (1)	70,042	69,653	69,653	52,527	50,970
Weighted average number of shares outstanding-Diluted (1)	71,639	71,309	69,741	52,527	50,970

	2012	2011	2010	2009	2008
Balance Sheet Data:
Working capital	1,251	313	(227)	(4,443)	(4,098)
Total assets	4,207	2,948	2,068	9,630	17,201

Total liabilities	4,481	4,633	4,877	15,059	16,828
Accumulated deficit	(41,908)	(42,732)	(43,821)	(46,448)	(28,771)
Shareholders' equity	(274)	(1,685)	(2,809)	(5,429)	373

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market. As of December 2012, the Company has $109,000 in consignment.

(b)        Right to return

The Group does not provide its customers, in the normal course of business, a right  to return purchased products.

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

(3)       Deferred income

The deferred income balance as of December 31, 2012 and 2011 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A.          Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2012	2011	2010
Net sales	100.0	100.0	100.0
Cost of sales	44.1	35.8	50.1
Gross profit	55.9	64.2	49.9
Research and development expenses, net	10.2	11.4	12.6
Marketing and selling expenses, net	20.4	22	23.5
General and administrative expenses	10.9	11.6	20.5
Total operating expenses	41.6	45	56.7
Operating income (loss)	14.3	19.2	(6.7)
Other Income (expenses)	(0.03)	(0.4)	(7.8)
Financing expenses, net	(2)	0.5	(7.4)
Income (loss) before taxes	12.3	19.3	(22)
Taxes on Income	-	-	-
Loss From Discontinued operation	12.3	-	49.7

Profit From Disposal Of Discontinued Operation	-	-	138.9
Net Profit (loss)	12.3	19.3	67.1

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Sales

Sales in 2012 increased by approximately 18.8% to $6.708 million compared with sales of $5.645 million in 2011. The increase in revenue for the year ended December 31, 2012, was attributed to the launch of our new product, the IQ-TEX4 at the end of 2011, the effect on sales of which, was mainly in 2012.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of revenues as a percentage of net sales was 44.1% in 2012 compared with 35.8% in 2011. The increase in cost of revenues as a percentage of net sales was mainly due to our efforts to break into new markets, primarily in the Far East and new applications for our products.

Gross Profit

In 2012 our gross profit was $3.7 million as compared to $3.6 million in 2011. Gross profit as a percentage of net sales was 55.2% in 2012 as compared to 64.02% in 2011. The decrease in our gross profit as a percentage of revenue in 2012 was mainly due to the different mix of products sold during 2012.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2012 were $0.7 million compared with $0.6 million in 2011, due to similar levels of research and development required to support our existing products and develop the new generation of our products.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.4 million in 2012, compared to $1.2 million in 2011. The increase in our marketing and sales expenses was primarily due to an increase in the sales commissions.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decrease to 10.9% in 2012 from 11.6% in 2011. General and administrative expenses in 2012 were $0.73 million, compared to $0.65 million in 2011. The increase in expenses is mainly due to the increase in compensation paid to our chief executive officer and chief financial officer.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2011 and 2010. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2012 were $0.13 million compared to  $0.03 million in 2011. The increase was mainly due to the minor devaluation of the NIS against the U.S.during 2012 which affected our debt to the OCS, which is payable in NIS but based on our revenues which are primarily in US Dollars.

Profit/Loss

In 2012 we recorded net profit of $0.82 million as compared to a profit of $1.089 million in 2011. This change was primarily due to increase in our cost of revenues and financial expenses.

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

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 35.8% in 2011 compared with 50.1% in 2010. The decrease in cost of revenues as a percentage of net sales in 2011 was mainly due to improvements in the Company’s production and logistics departments and to an increase in the Company revenues.

Gross Profit

In 2011 our gross profit was $3.6 million as compared to $1.95 million in 2010. Gross profit as a percentage of net sales was 64.02% in 2011 as compared to 49.9% in 2010. The increase in our gross profit in 2011 was mainly due to decreased production costs (resulting from our reorganization which commenced from June 2010) and increased revenues as compared with 2010.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2011 were $0.6 million compared with $0.494 million in 2010. The increase in the gross research and development expenses in 2011 was mainly due to extensive investment in new products that we will launch during 2012.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.2 million in 2011, compared to $0.921 million in 2010. The increase in the marketing and sales expenses in 2011 was primarily due to an increase in the sales commissions and additional increase in our exhibition expenses.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.084 to the Dollar to a low of NIS 3.618 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
November 2012	3.952	3.81
December 2012	3.835	3.726
January 2012	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637
April 2013	3.633	3.618

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2008 – December 31, 2008	3.59 NIS/$1
January 1, 2009 – December 31, 2009	3.932 NIS/$1
January 1, 2010 – December 31, 2010	3.733 NIS/$1
January 1, 2011 – December 31, 2011	3.578 NIS/$1
January 1,2012 – December 31, 2012	3.858 NIS/$1

In 2008, the Israeli economy recorded inflation of approximately 3.8% and the Dollar devalued against the NIS by approximately 1.14%. In 2009, the Israeli economy recorded inflation of approximately 3.91% and the Dollar devalued against the NIS by approximately 0.21%. In 2010, the Israeli economy recorded inflation of approximately 2.66% and the Dollar devalued against the NIS by approximately 6%. In 2011, the Israeli economy recorded inflation of approximately 2.17% and the Dollar devalued against the NIS by approximately 7.66%. In 2012, the Israeli economy recorded inflation of approximately 1.63% and the Dollar increased in value against the NIS by approximately 2.3%.

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

B.           Liquidity and Capital Resources

Prior to our initial public offering in July 1996, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2012, we had working capital of $1.25 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2012, our ratio of current assets to current liabilities was 1.57 compared with 1.16 on December 31, 2011. The increase between 2011 and 2012 was due to our increase in gross profits in 2012 and an investment in our company by a private investor, Mr. Avi Gross. For more information on the investment by Mr. Avi Gross, see Item 4 – Recent Developments – Private Placement Transaction.

During the years 2011 and 2012, we had no short-term marketable securities. Our trade receivables increased to $1.1 million at the end of 2012 compared to $0.79 million recorded at the end of 2011, which change was mainly due to an increase in revenues compared to 2011. We had no material other receivables during either of 2011 or 2012. Our trade payables increased to $0.92 million recorded at the end of 2012 compared to $0.43 million recorded at the end of 2011. Our other payables increased to $0.47 million recorded at the end of 2012 compared to $0.41 million at the end of 2011. We generated $0.38 million in cash from operating activities in 2012 compared to negative $0.77 million in 2011. This decrease is due to a decrease in net profit compared to 2011. Our inventory increased from $0.46 million as of December 31, 2011 to $0.77 million as of December 31, 2012. Inventory as a percentage of revenues as of December 31, 2012 was 11.5% compared with 8.5% as of December 31, 2011, due to increase in the company's activity during 2012. Our capital expenditures on property during 2011 and 2012 were not material.

Investments

Our cash and cash equivalents increased to $1.39 million at the end of 2012 compared to $0.73 million recorded at the end of 2011. Short term restricted deposits decreased to $0.03 million at the end of 2012 compared to $0.09 recorded at the end of 2011. The changes were mainly due to security deposits against bank guarantees which we may provide to customers in the event of advance payments and on some occasions for the initial period of the warranty we provide for our products.

Additionally, we completed a private placement transaction in which an unaffiliated third party investor investment $500,000 in our company. For information regarding the Private Placement Transaction, which was completed in December 2012, see Item 4, “Recent Developments – Private Placement Transaction”.

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

As of April 26, 2013, our research and development staff consisted of 4 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2012 our gross research and development expenditures for the web industry were approximately $0.68 million, in 2011 they were $0.64 million.

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

(in thousands)	2012	2011	2010	2009
Research and development expenses, net	$682	$643	$494	$861
OCS grants	-	-	-	-
Gross research and development expenditures	$682	$643	$494	$861

D.           Trend Information

Following the ScanMaster Transaction, we are no longer active in the UT field and our current business is exclusively focused on the automated optical inspection sector. Consequently, we are no longer subject to the adverse effects on our cash flow of a business which is heavily project oriented. However, the result of our renewed focus on the AOI sector means that any fluctuations in that industry will have a disproportionate effect on us as compared to the effect it would have had prior to the ScanMaster Transaction. Nevertheless, based on our experience of this market (with the exception of 2008), we expect the industry to remain relatively stable for the foreseeable future.

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

F.            Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2012, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	107	76	31	-	-
Operating Building Lease Obligations	140	100	40	-	-
Total	247	176	71	-	-

G.           Safe Harbor

 Not applicable.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

As of April 28, 2013, our directors, senior managers and key employees were as follows:

Name	Age	Position

David Hanuka	44	director and chairman of the board

Sam Cohen (1)	46	chief executive officer

Yaron Menashe (2)	37	director and chief financial officer

Amos Uzani*	58	external director

Yaky Yanay	42	director

Orit Stav	43	external director

(1) As of April 28, 2013, Mr. Cohen holds 16,368,403 of our ordinary shares and warrants to purchase 4,404,822 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 26.24% of the outstanding ordinary shares of the company.

(2) As of April 28, 2013, Mr. Menashe holds 16,368,403 of our ordinary shares and warrants to purchase 4,404,821 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 26.3% of the outstanding ordinary shares of the company.

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

B.           Compensation

During 2012, we paid to all our directors and officers a total of approximately $0.393 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2012.

C.           Board Practices

Articles of Association

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

Israeli Companies Law Requirements

Pursuant to a recent amendment of the Companies Law, which was passed in March 2011 and which gradually came into effect during 2011, certain sections of the Companies law were amended (the “2011 Amendment”).

Pursuant to the 2011 Amendment, any person effectively acting as director without being duly appointed as such, and any person preventing a director from using his own independent judgment, is subject to the same legal obligations and liabilities that are applicable to directors.

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

Following the 2011 Amendment:

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

The initial term of an external director is three years and, and may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to one additional term), subject to certain conditions (which following the 2011 Amendment also depends on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Mr. Uzani and Ms. Stav serve as our external directors.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law, and following the 2011 Amendment, the responsibilities of the audit committee now also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must consist of at least three directors, including all the external directors of the company, and pursuant to the 2011 Amendment, a majority of the members of the audit committee must be independent or external directors.

Following the 2011 Amendment, the Companies Law now defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, a controlling shareholder or any relative of a controlling shareholder, and any director who derives his salary primarily from a controlling shareholder may not be a member of the audit committee.

Subsequent to the 2011 Amendment: (1) the chairman of the audit committee must be an external director, (2) all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

Compensation Committee

Pursuant to a recent amendment to the Companies Law, which was passed in November 2012, or  Amendment 20, the board of directors of an Israeli company, whose shares or debt instruments are publicly traded, such as our company, is required to appoint a compensation committee.

The number of members in the compensation committee shall not be less than three and each of the company's external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The following may not be a member of the compensation committee: (i) the chairman of the board of directors; (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control; (iii) any director who derives his salary primarily from a controlling shareholder; or (iv) a controlling shareholder or any relative of a controlling shareholder.

The responsibilities of the compensation committee include the following:

1.
To recommend to the board of directors as to the compensation policy or Compensation Policy, for officers, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

2.	To recommend to the board of directors as to any updates to the Compensation Policy which may be required;
3.	To review the implementation of the Compensation Policy by the company;
4.
To approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Israeli Companies Law; and

5.	To exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

Pursuant to Amendment 20, the Compensation Policy shall be determined based, inter alia, on the following parameters: (a) advancements of the goals of the company, its working plan and its long term policy; (b) creating proper incentives to its officers, while taking into consideration, among others, the company's risk management policy; (c) the company's size and the nature of its operations; (d) with respect to variable components of officers’ remuneration, such as bonuses and issuance of securities, the  contribution of the respective officer to obtaining the company's goals and maximizing profits, all in accordance with a long term perspective and the position of the officer.

In addition, the Compensation Policy is to take into consideration, inter alia, the following issues: the education, skills, expertise and achievements of the officer, previous agreements with the officer, the role and the areas of responsibility of the officer, the long term performance of the officer, the correlation between the proposed compensations to the average salary of other employees of the company and of employees employed through third parties (manpower companies and cleaning and security services) and the effect of such gaps on the employment relationship in the company. In addition, with respect to the variable component of compensation, if any, the Compensation Policy should provide for the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash. If the terms of office and employment include retirement grants then the Compensation Policy is to also take in consideration: the term of office of the officer, the terms of employment during such period, the results of the company during said period and the officer's contribution to reaching the company's goals and profit and the circumstances leading to the retirement.

Furthermore, the Compensation Policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an officer to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

The board of directors of a company is obligated to adopt a Compensation Policy after considering the recommendations of the compensation committee. The final adoption of the Compensation Committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the Compensation Policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the Compensation Policy, the board of directors of a company may approve the Compensation Policy, provided that the compensation committee and, thereafter, the board of directors determined, based on detailed, documented, reasons and after a second review of the Compensation Policy, that the approval of the Compensation Policy is for the benefit of the company.

Israeli companies whose shares or debt instruments are publicly traded are required to comply with the requirements of Amendment 20 and to adopt a Compensation Policy by no later than September 12, 2013. Until such time that a company adopts a compensation policy, compensation of office holders must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.

As of April 28 2013, our compensation committee, which is comprised of Yaky Yanay, and our two external directors, Amos Uzani and Orit Stav, is in the process of establishing a proposed Compensation Policy in order to procure that a Compensation Policy be approved and adopted by September 12, 2013, in accordance with Amendment 20.

D.           Employees

 As of April 29, 2013, we employ a total of 27 individuals on a full time basis. Of these individuals, 14 are employees of our company and 13 are engaged as independent contractors. Of these individuals, 13 were employed in Israel, 3 were employed in Europe, 4 were employed in the United States, and 7 were employed in Asia.

2012

As of December 31, 2012, we employ a total of 25 full time persons of which 13 were engaged as independent contractors.

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

E.           Share Ownership

Of the persons listed in Item 6.A, “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,822 of our ordinary shares, in addition to options to purchase 51,250 of our ordinary shares, constituting (if all his convertible securities were exercised) 26.24% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and warrants to purchase 4,404,821 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities were exercised) 26.3% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 1,500,000 ordinary shares. As of April 29, 2013, options to purchase 2,454,562 of such ordinary shares were outstanding. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 136,500 of the outstanding options have an exercise price of $0.85 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 625,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 153,197 of the outstanding options have an exercise price of $0.68 per share, 133,328 of the outstanding options have an exercise price of $0.5 per share, 27,500 of the outstanding options have an exercise price of $0.4 per share, 136,250 of the outstanding options have an exercise price of $0.28 per share, and an additional 123,453 an exercise price of $0.2 per share. As of April 29, 2013, 2,454,562 of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to Mr. David Gal, our former chairman of the board, were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time and in 2012 was increased to 3.5 million. As of April 29 2013, options to purchase 2,988,333 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of $0.49 per share, 100,000 of the outstanding options have an exercise price of $0.46 per share, 30,000 of the outstanding options have an exercise price of $0.32 per share, 50,000 of the outstanding options have an exercise price of $0.28 per share and 10,000 of the outstanding options have an exercise price of $0.25 per share, 150,000 of the outstanding options have an exercise price of $0.09 per share and 353,333 of the outstanding options have an exercise price of $0.07 per share and 2,270,000 of the outstanding options have an exercise price of $0.05 per share. As of April 29, 2013, 2,200,003 of the options were vested. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 33% commencing the beginning of the second year after the grant and as to an additional 33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and notes set forth information, as of April 29, 2013, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned		Percent of Class
Sam Cohen (1)(2) (4)	20,824,475		26.24	% (7)
Yaron Menashe (1)(3)(4)	20,902,724		26.31	% (7)
All directors and officers as a group (5)	42,455,536		42.33	% (7)

Avi Gross (6)	16,408,669	(7)	16.36	% (7)

The percentages in this table are based on 74,915,937 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

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

(3)          Includes 4,404,821 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 129,500 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(4)          Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(5)          Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

(6)          Includes 11,145,511 ordinary shares issuable upon the exercise of the Convertible Loan, the First Warrant, and the Second Warrant. Exercise of the Second Warrant is contingent on Mr. Gross converting and/or exercising at least 50% of the aggregate number of shares issuable under both the Convertible Loan and the First Warrant, and subject to that threshold being achieved, the maximum amount issuable will be proportionally reduced based on the aggregate portion of the Convertible Loan converted and the First Warrant exercised.

(7)          Assumes that Mr. Avi Gross is entitled to an aggregate of 11,145,511of our ordinary shares, upon the exercise of currently exercisable securities. Pursuant to the terms of a certain warrant held by Mr. Gross, he is entitled to exercise the warrant at a share price of $0.17 per share. However, subject to certain financial results of our company, the exercise price may be adjusted to $0.20 per share. In such a case, the number of shares issuable upon conversion of the warrant would be reduced from 5,882,353 to 5,000,000 of our ordinary shares. In such an event, the aggregate number of securities to which Mr. Gross would be currently entitled upon exercise of his warrants would be 10,526,316, and the percentages in this table would be adjusted accordingly.

As of April 29, 2013, there were a total of 47 holders of record of our ordinary shares, of which 11 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 40.54% of our outstanding ordinary shares.

Voting Agreements

As of April 29, 2013, we are not aware of any voting agreements with respect to the voting rights of our shares.

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

Creditor Agreement

In connection with the ScanMaster Transaction, on May 31, 2010, we entered into a creditor agreement with ScanMaster, or the Creditor Agreement, pursuant to which ScanMaster agreed to repay its outstanding debt owed to our company in the amount of $ 675,000. Under the terms of the agreement, ScanMaster is obligated to pay $ 675,000 with interest at a rate of annual US Dollar LIBOR per annum plus VAT, in equal quarterly payments over ten (10) years commencing January 1, 2011. Additionally, pursuant to the Creditor Agreement, in the event that ScanMaster's agreement with Israel Railway Ltd. is terminated other than by ScanMaster's initiation, and ScanMaster fails to enter into any agreements for the inspection of rail tracks for a period of two years following the closing of the transaction contemplated in the Creditor Agreement, we are obligated to forgive any unpaid portion of ScanMaster's debt, up to a maximum of $450,000. Accordingly, since the Agreement between ScanMaster and Israel Railway Ltd. was terminated and ScanMaster did not enter into any other agreement for the inspection of rail tracks for a period of two years following the closing of the transaction contemplated in the Creditor Agreement, in June 2012, we forgave $450,000 of ScanMaster’s debt.

Mivtach Investment and Loan

In connection with the refinancing of our debt, on May 26, 2010 we entered into a Loan Agreement with M.S.N.D. Real Estate Holdings Ltd. which set forth the terms and conditions of our debt refinancing. For a description of the Mivtach Investment and Loan and additional information, See Item 3.D “Risk Factors”.

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

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the 2011 Amendment to the Companies Law, the terms of the agreement were reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 62,500 as of October 1, 2011. For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

Consulting Agreement with Yaron Financial Services Ltd. (wholly owned by Yaron Menashe)

On June 2, 2010 we agreed in principle to enter into a consulting agreement with Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe, our chief financial officer ("Yaron Financial Agreement"). Pursuant to the Yaron Financial Agreement, we will engage Yaron Financial Services Ltd. as an independent contractor in order to retain the services of Yaron Menashe as our chief financial officer upon the following principle terms: (i) a monthly fee of NIS 43,000; (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services; and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services.

On August 31, 2010, the terms of the agreement were approved by our audit committee, our board of directors and shareholders. In June 2010, Mr. Menashe was appointed a member of our board of directors.

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the 2011 Amendment to the Companies Law, the terms of the agreement were reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 53,750 as of October 1, 2011.

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

Further, each of Messrs. Cohen and Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011. As of April 29, 2013 they have agreed to continue to delay repayment.

C.           Interests of Experts and Counsel

 Not applicable.

ITEM 8.                 FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F41.

Export Sales

In 2010, 2011, and 2012 97.4%,  95.2%, and 98.2% of our sales, respectively, amounting to $3.8 million, $5.38 million, and $6.58 million, respectively, were due to our products being exported outside of Israel.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
March 2013	0.09	0.08
February 2013	0.1	0.1
January 2013	0.1	0.09
December 2012	0.1	0.08
November 2012	0.1	0.08
October 2012	0.1	0.08
Fourth quarter 2012	0.1	0.08
Third quarter 2012	0.11	0.07
Second quarter 2012	0.08	0.07
First quarter 2012	0.1	0.06
Fourth quarter 2011	0.12	0.08
Third quarter 2011	0.11	0.09
Second quarter 2011	0.11	0.09
First quarter 2011	0.13	0.06
Year ended 2012	0.11	0.06
Year ended 2011	0.12	0.06
Year ended 2010	0.09	0.04
Year ended 2009	0.16	0.06
Year ended 2008	0.54	0.10

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

B.           Plan of Distribution

 Not applicable

C.           Markets

See Item 9.A, "Offer and Listing Details" for more information regarding the stock exchanges on which our shares are traded.

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

In all matters in which an individual has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered; however, subsequent to the 2011 Amendment, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

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

Following the 2011 Amendment, agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the 2011 Amendment will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the May 14, 2011, November 14, 2011, or the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the 2011 Amendment.

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

Compensation Committee

Pursuant to Amendment 20 to the Companies Law, Israeli companies, whose shares or debt instruments are publicly traded, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a Compensation Policy, pursuant to which terms of office and salaries of the company's officers will be regulated as per the provisions of Amendment 20.

The final adoption of the Compensation Committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the Compensation Policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

For more information regarding the requirements of Amendment 20 see Item 6.C, “Board Practices”.

As stated above, the 2011 Amendment and Amendment 20 to the Companies Law made certain changes to the rules of corporate governance, which changes were described above. Additional changes to the Companies Law which were not described above include:

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

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of these recently passed amendments to the Companies Law.

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

In connection with the ScanMaster Transaction, we entered into a Share Purchase Agreement, a Re-Allocation Agreement and a Creditor Agreement. For more information regarding these agreements, see Item 7.B “Related Party  Transactions”.

Sale of the Assets of Scan Inc.

In connection with the ScanMaster Transaction, we sold all of our assets and liabilities of our US subsidiary IRT ScanMaster Systems Inc., or Scan Inc. For more information regarding the dissolution of Scan Inc. see Item 7.B “Related Party Transactions”.

Debt Restructure Agreement with the Banks

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which is scheduled to commence on January 1, 2013, provided that we meet certain milestones set by the Banks. Further, Mr. Cohen and Mr. Menashe each agreed to postpone our payment of the first $50,000 of their salaries until July 2011. As of April 29, 2013 they have agreed to continue to delay repayment.

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

Mivtach Investment and Loan

In the fourth quarter of 2009, our then controlling shareholder, Mivtach, through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of $1.8 million in our company. Mivtach invested $1.2 million in cash and an additional $627,000 through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, For more information regarding this investment see Item 3.D, “Risk Factors”.

Private Placement Transaction between the Company and Avi Gross

Under the Private Placement Transaction, which was completed in December 2012, the company and Mr. Avi Gross entered into a Registration Rights Agreement, pursuant to which the company agreed to use its best efforts in order to prepare and file with the SEC, by December 10, 2013,  a Registration Statement to cover the resale of the shares purchased by Mr. Gross as part of the Private Placement Transaction, with such shares to include those shares that are issuable to Mr. Gross subject to the exercise of the Convertible Loan, the First Warrant and the Second Warrant. For additional information regarding the Private Placement Transaction see Item 4, “Recent Developments – Private Placement Transaction”.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale or commercialization of such products and services. In the absence of income derived from such products, no payment is required. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

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

In general, the technology developed with Chief Scientist grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be substantially increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

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

Capital Gains Tax on Sales of Our Ordinary Shares

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director (or an officer), voting rights, the right to receive assets upon liquidation, or the right to direct a shareholder that holds any of the aforesaid rights with respect to the manner by which such shareholder is to exercise such right(s), and all regardless of the source of such right.) in the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus.

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

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12-month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Having said this, in the event that one of the following two occurs, the aforesaid exemption shall not apply: (i) the capital gains arising from the sale of our company's shares will be attributable to a permanent establishment of the shareholder located in Israel; or (ii) the shareholder, being an individual, will be present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year,

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time in which dividend are being distributed or was a substantial shareholder during the 12 months that preceded the date of dividend distribution). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 15% (in the case that dividends are being distributed to foreign shareholders with respect to a Preferred Enterprise, an income tax rate of 15% will apply in the event that an exemption was granted pursuant to Section 51A(a)(1)(a)). A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved, Benefited or Preferred Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2008, 2009, 2010,  2011 and 2012 (the regular rate of corporate tax being 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012).

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of ordinary shares.

F.           Dividends and Paying Agents

Not applicable

G.           Statement by Experts

Not applicable

H.           Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We began filing through the EDGAR system on December 2, 2002.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we generally do publicly announce our year-end results promptly and file annual report on Form 20-F containing financial statements audited by an independent accounting firm (commencing with the fiscal year ending December 31, 2012 within 180 days within four months after the end of each fiscal year) and file periodic information with the SEC under cover of Form 6-K. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

As of December 31, 2012, we had accounts payable in NIS or in funds linked thereto in the amount of $0.5 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $56 thousand.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2012 we had liabilities in the amount of $2.5 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $3 thousand.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2012 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2012.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor, Zohar & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2011 and December 31, 2012.

	2011	2012

Audit Fees(1)	33,000	33,000
Other Fees	-	5,500
Total	33,000	38,500

(1)
"Audit fees" consist of fees for professional services rendered for the audit of our consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Brightman Almagor, Zohar & Co. Any services provided by Brightman Almagor, Zohar & Co. that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

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

4.11	Securities Purchase Agreement between the Company and Avi Gross dated December 11, 2012.

4.12	Registration Rights Agreement between the Company and Avi Gross dated December 11, 2012.

4.13	Convertible Loan Agreement between the Company and Avi Gross dated December 11, 2012.

4.14	Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $200,000 of the Company’s ordinary shares, at a price per share of $0.095.

4.15	Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $1,000,000 of the Company’s ordinary shares, at a price per share of $0.20.

8.1	List of subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 29, 2013

ELBIT VISION SYSTEMS LTD.

By:	/S/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2012 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel April _____, 2013

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2 0 1 2	2 0 1 1
Assets

CURRENT ASSETS:
Cash and cash equivalents		1,392	730
Restricted deposit (short term)	12a	30	90

Trade account receivables (net of allowance for doubtful account 2012- $50 thousands, 2011- $63 thousands)	13a	1,099	793
Other receiveables		159	121
Inventories	3	773	476

Total current assets		3,453	2,210

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	283	221
Other long-term receivables and investment	4	186	225

		469	446

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	43	50

OTHER ASSETS
Goodwill		242	242

Total assets		4,207	2,948

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2 0 1 2	2 0 1 1
Liabilities and shareholders’ deficiency

CURRENT LIABILITIES:
Credit from banks	13c	183	190
Current Maturities of Long Term Loan from Shareholders and Other		568	361

Trade account payable		917	437
Deferred income	2i	64	498
Other payable	13b	470	411

Total current liabilities		2,202	1,897

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	1,189	1,633
Other Long Terms Liabilities	8	790	862
Accrued severance pay	6	300	241
Total long-term liabilities		2,279	2,736

Total liabilities		4,481	4,633

SHAREHOLDERS' DEFICIENCY:	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2012 and 2011
Issued and outstanding:
December 31, 2012– 74,915,937 Ordinary shares December 31, 2011 – 69,652,779 Ordinary shares		16,939	15,556
Additional paid-in capital		24,695	25,491
Accumulated deficit		(41,908)	(42,732)

Total shareholders’ deficiency		(274)	(1,685)

Total liabilities and shareholders’ deficiency		4,207	2,948

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 0
Revenues:
Sale of products		5,882	4,802	3,273
Services rendered		826	843	639
		6,708	5,645	3,912
Cost of revenues:	13d
Cost of products sold		2,507	1,564	1,540
Cost of services rendered		454	456	420
		2,961	2,020	1,960

Gross profit		3,747	3,625	1,952

Research and development costs – net		682	643	494

Marketing and selling		1,371	1,244	921
General and administrative		734	656	802
Operating Profit (loss)		960	1,082	(265)
Financial income (expenses) - net	13e	(134)	31	(291)
Profit (loss) before other expenses		826	1,113	(556)
Other expenses		(2)	(24)	(307)
Profit (loss) before taxes on income		824	1,089	(863)
Taxes on income	10d	-	-	-
Net Profit (loss) for the year before discontinued operation		824	1,089	(863)

Loss from discontinued operation		-	-	(1,946)
Net profit from disposal of discontinued operation		-	-	5,436
Total profit from disposal of discontinued operation		-	-	3,490

Net Profit for the year		824	1,089	2,627

Profit (loss) per share:
Basic earnings (loss) per share from continuing operations		0.012	0.016	(0.012)
Diluted earnings (loss) per share from continuing operations		0.012	0.015	(0.012)
Basic earnings per share from discontinued operations		-	-	0.05
Diluted earnings per share from discontinued operations		-	-	0.05

Weighted average number of shares used in
Computation of loss per share –
Basic (in thousands)		70,042	69,653	69,653
Diluted (in thousands)		71,639	71,309	69,741

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares	Amount	Capital*	deficit	Deficiency
	In thousands		U.S. dollars in thousands

BALANCE – January 1, 2010	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2010:
Profit for the year	-	-	-	2,627	2,627
Share based compensation expenses	-	-	(7)	-	(7)
BALANCE – DECEMBER 31, 2010	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2011:
Profit for the year	-	-	-	1,089	1,089
Share based compensation expenses	-	-	35	-	35
BALANCE – DECEMBER 31, 2011	69,653	15,556	25,491	(42,732)	(1,685)

CHANGES DURING 2012:
Profit for the year	-	-	-	824	824
Issuance of share capital and warrants (note 10a)	5,263	1,383	(872)	-	511
Issuance of debt beneficiary conversion feature	-	-	51	-	51
Share based compensation expenses	-	-	25		25
BALANCE – DECEMBER 31, 2012	74,916	16,939	24,695	(41,908)	(274)

(*) Net of share issuance costs in the amount of $40.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
Cash flows from operating activities:
Net profit (loss)	824	1,089	2,627
Capital gain from disposal of discontinued operations	-	-	(5,436)
Net profit (loss) from discontinued operations	-	-	1,946
Net profit (loss) from continuing operations	824	1,089	(863)
Adjustments to reconcile net profit (loss) for the period

Net cash provided by (used in) operating activities:
Depreciation and amortization	7	13	384
Loss from disposal of property	-	-	75
Liability for employee rights upon retirement	59	42	(655)
Stock based compensation	25	35	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(306)	(556)	1,041
Decrease (increase) in other accounts receivable	(38)	(51)	245
Increase (decrease) in trade accounts payable	480	(127)	(103)
Changes in Deferred income	(434)	297	654
Increase (decrease) in other accounts payable	59	28	(2,829)
Decrease (increase) in inventories	(297)	(1)	(3)
Net cash provided by (used in) operating activities –continuing operations	379	769	(2,054)
Net cash used in operating activities –discontinued operations	-	-	(1,945)

Net cash provided by (used in) operating activities	379	769	(3,999)

Cash flows from investing activities:
Purchase of property and equipment	(2)	(13)	(25)
Long-term receivables	39	46	(70)
Redemption of (investment in) restricted deposit	60	(58)	435
Proceeds from disposal of discontinued operations	2	-	547
Funds severance pay	(62)	(77)	228
Net cash provided by (used in) investing activities–continuing operations	37	(102)	1,115
Net cash provided by investing activities–discontinued operations	-	-	897

Net cash provided by (used in) investing activities	37	(102)	2,012

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	760	-	-
Short-term credit from bank – net	(7)	20	(744)
Proceeds from loan from shareholder	-	-	270
Repayments of loan from Shareholder	(260)	(120)	-
Proceeds from Long- terms loan	-	-	920
Repayments of Long- terms loan	(175)	(203)	-
Other Long terms liabilities	(72)	(181)	1,043
Loans from related parties and other		-	820

Net cash provided by (used in) financing activities–continuing operations	246	(484)	2,309

Net cash used in financing activities–discontinued operations	-	-	(4)

Net cash provided by (used in) financing activities	246	(484)	2,305

Net increase in cash and cash equivalents	662	183	318

Balance of cash and cash equivalents at Beginning of year	730	547	229

Balance of cash and cash equivalents at end of year	1,392	730	547

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	46	58	50

Income taxes paid - net	-	-	-

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 1       -     GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

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

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers repay loan of $550 thousands in cash and undertook to repay the Company the sum of $675 thousands  in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements the banks forgave part of the debt such that the Company's remaining debt is $1.6 million dollars of which $1 million dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6 million dollar is repayable over a period of 5 years starting July, 31, 2015.

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
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.        Functional Currency and Financial Statements in U.S. Dollars:

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

C.        Principles of consolidation:

The consolidated financial statements include the financial statements of the company and its wholly-owned subsidiaries.

All material inter-company transactions and balances have been eliminated.

D.        Cash Equivalents:

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

E.         Allowance for doubtful accounts:

The allowance for doubtful accounts has been made on the specific identification basis.

F.         Inventories:

Inventories are stated at the lower of cost or market.  Cost is determined as follows:
Raw materials and spare parts - on moving average basis.
Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

G.        Property and equipment:

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.        Property and equipment: (Cont.)

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

H.        Other assets- Goodwill and Intangible Assets:

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

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill and impairment test. An impairment of $ 1,981 thousands resulted from the annual review performed in the year 2008 and an impairment of $ 1,553 thousands resulted from the annual review performed in the year 2009, allocated to the non-destructive automated inspection segment. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The result of the evaluation was the write off of the remaining balance of goodwill and intangible assets. The Company sold its holding in Scanmaster Ltd. (the subsidiary operating in the non-destructive segment) to a group of investors led by the Company's former CEO.

The intangible assets (other than Goodwill) are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.          Revenue recognition:

(1)       Sale of products:

(a)        General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2012 the Company has $109 thousands in consignment.

(b)        Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)       Multiple Deliverables

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BESP for a product or a service based on its past and current pricing practices. The determination of BESP is made through consultation with and formal approval by the Company’s management. We have establish processes to update BSP for each element ,when appropriate, to ensure that it reflects recent pricing experience.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.          Revenue recognition: (Cont.)

(2)       Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)       Deferred income

The deferred income balance as of December 31, 2012 and 2011 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

J.         Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.        Advertising expenses:

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $ 30 thousands, $ 92 thousands and $16 thousands, respectively.

L.        Deferred income taxes:

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

M.       Income (loss) per share (“EPS”):

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 10,134,915, 13,293,367 and 23,158,644 shares for the years 2012, 2011 and 2010, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.        Stock-based compensation:

The Company recognizes $ 25 thousands of compensation expenses in 2012 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 10b.

O.        Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

P.        Consentration of credit risk:

As of December 31, 2012 and 2011, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.        Issuance of shares, warrants and a convertible note to an investor:

The December 2012 Agreement (see note 9A (5)), included a shares, convertible debt instrument with stock warrants, and a beneficial conversion features. Under ASC 470-20-25, the Company separated the shares, debt instruments and the warrants based on their relative fair value for the liability components and for the equity components. The company accounted for the first warrants as an equity component and the second warrants as a liability component under the provision of ASC 815-10. In addition, the Company concluded that the liability component includes beneficial conversion features. Under ASC 470-20-25, issuers of certain debt instruments with beneficial conversion features need to allocate to an equity component. The Company separated it accordingly.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 3       -     INVENTORIES

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

Raw materials	562	275
Work in process	77	107
Finished products	134	94
	773	476

The balances are net of write-down of $643 thousands and $681 thousands as of December 31, 2012 and 2011, respectively.

NOTE 4       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

Deposits on leased vehicle and other(see also Note 9b2)	22	12
Loan to former subsidiary (Scanmaster) (see Note 1)	103	152
Investment (1)	61	61
	186	225

(1)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2012 the Company holds 2.5% of MCL's ordinary shares.

NOTE 5       -     PROPERTY AND EQUIPMENT

A.        Comprised as follows:

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

Machinery and equipment	1,705	1,721
Leasehold improvements	24	22
Office furniture and equipment	44	44
	1,773	1,787
Less - accumulated depreciation and amortization	1,730	1,737
	43	50

B.	Depreciation and amortization expenses totaled $7 thousands, $ 13 thousands, and $33 thousands, in the years ended December 31, 2012, 2011 and 2010, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 6       -     ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

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

NOTE 7       -     LONG-TERM LIABILITIES – LOANS AND OTHER

A.	Composed as follows:

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

Loans from banks (1)	849	1,024
Loans from Shareholders (2)	-	100
Loans from Other (3)	340	509
	1,189	1,633

In November 2009 the Company signed new agreements with its bank to restructure its credit arrangments. According to the agreement the Banks agreed to maintain the Company’s credit and financing facilities, as well as to delay repayment of the principal on outstanding loans to a four year period commencing on January 1, 2012 by quarterly payment including yearly interest rate of Libor +2%.

In May 2010, the Company signed new agreements with Bank Le'umi Le'Israel Ltd and Bank Hapoalim Ltd (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks forgave approximately $2.4M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment by the Company of $1 million over 5 years and a further $600K over 10 years.

On May 2010 the Company signed agreements with its major shareholders to loan US $100 thousands. The loan is repayable upon fulfillment of certain conditions (as further elaborated in the agreement) aimed to ensure the Company achieved financial stability prior to repayment.

Further, the Company's major shareholders agreed to delay payment of the first US $100 thousands of their salary until July 2011, at which time the company shall repay them in three equal monthly installments.

In May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850 thousands to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 7       -     LONG-TERM LIABILITIES – LOANS AND OTHER (Cont.)

B.        The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

2013	364	464
2014	364	364
2015	194	363
2016 and thereafter	267	442
	1,189	1,633

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES

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

Royalty expenses to the Government of Israel totaled $ 17 thousands and $ 120 thousands in the years ended December 31, 2011 and 2010 respectively and are included in the statements of operations among cost of revenues.

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

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480 thousands. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company's written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company's inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90 thousands on acount of this claim.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.        Royalties (Cont.)

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2012 is approximately $849 thousands.

In January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten year with monthly installment of 36 thousands NIS per month.

B.        Lease commitments

(1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2014 with extended options for another 4 years.

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 27 thousands.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2012, are as follows:

$ in thousands
Year ending December 31:
2013	81
2014	46

127

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 92 thousands, $ 92 thousands, and $ 329 thousands in the years ended December 31, 2012, 2011 and 2010, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2012 – 2014 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2012, are as follows:

$ in thousands

2013	76
2014	23
2015	8
107

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 12 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2012, 2011 and 2010, amounted to $ 87 thousands, $ 83 thousands and $ 115 thousands respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.        Guarantees

As of December 31, 2012, the Company didn't provide guarantees to its customers.

NOTE 9       -     SHAREHOLDER’ DEFICIENCY

A.        Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981 thousands. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company's ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. These warrants terminated in June 2011.

(3)
On June 21, 2007, following the approval of the Company's board of directors and the Company's audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company's shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470 thousands (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250 thousands in consideration for 793,651 of the Company's ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company's ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date. These warrants terminated in June 2011

On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. ("Mivtach") provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company's ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On June 21, 2007 the Company executed an amendment agreement with M.S.N.D., pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.'s undertaking to convert the full loan amount by no later than August 1, 2007 (a).

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

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

In May 2010, The current new shareholders of the Company purchased all those shares and Warrants.

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

In May 2010, The current new shareholders of the Company purchased all those shares and Warrants. These warrants were fortified in June 2011.

(5)
In December 2012, The Company issued Mr. Gross some financial instruments in consideration of $760 thousands (net of $40 thousands issuance expenses) which includes shares, warrants and a convertible note. The Company issued 5,263,158 ordinary shares for $0.095 per share. The Company also issued warrants ("The first warrants") to purchase 2,105,263 of the Company's ordinary shares at an exercise price per share of $0.095 amounting $200 thousands, vested in fully upon issuance, exercisable through February 2015. The Convertible Note Agreement is on the principal amount of $300 thousands. The maturity date of the Note is, May 2013, after the maturity date the conversion option expires, and the loan is supposed to be returned in 12 monthly installments. The Note bears interest at a per annum rate of Libor rate. The Note and accrued interest are convertible to common stock of the Company at a conversion rate of $0.095 per share. In case that Mr. Gross would convert more than 50% of the aggregated amount of the principal amount of the convertible note and the first warrants, the Company would issue Mr. gross warrants ("the second warrants"). The principal amount of the second warrants would be in proportion to percentage converted/exercised from the principal amount of the convertible note and the first warrants. The second warrants could amount up to $1 miilion of the Company's ordinary shares at an exercise price per share of $0.17 or $0.20 depends on The company's revenue on the year ended 2014. The second warrants would be vested in fully upon issuance, exercisable through February 2015.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ EQUITY (Cont.)

B.        Share option plans:

(1)	The plans:

(a)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

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

Under the 2003 plan, options to purchase an aggregate of 3,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

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

Under the 2006 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employment, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

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

During 2010 , 2011 and 2012 no options were exercised.

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
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ EQUITY (Cont.)

B.        Share option plans: (Cont.)

(2)       Options granted to employees:

(a)            A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2012, 2011 and 2010, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2 0 2 1		2 0 1 1		2 0 1 0
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	6,139,463	0.45	6,755,463	0.45	5,159,102	0.71
Changes during the year:
Granted (1)	85,000	0.08	150,000	0.09	2,900,000	0.05
Exercised	-	-	-	-	-	-
Forfeited	(714,900)	0.42	(766,000)	0.39	(1,303,639)	0.61
Options outstanding at end of year	5,509,563	0.45	6,139,463	0.45	6,755,463	0.45
Options exercisable at year end	4,627,071	0.55	4,371,053	0.45	3,907,131	0.71
Weighted average fair value of options granted during the year (2)	$0.08		$0.09		$0.04

(1)	Options granted in 2012, 2011 and 2010 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ EQUITY (Cont.)

B.        Share option plans: (Cont.)

(2)	Options granted to employees:

(a)	(Cont.)

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2011 and 2012, with the following weighted average assumptions:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
Dividend yield	0%	0%	0%
Expected volatility	92%	99%	92%
Risk-free interest rate	1.5%	2.02%	3.3%
Expected life - in years	4	4	4

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2012:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2012	life	2012	life
$		Years		Years

0.05-0.32	3,123,036	0.63-8.39	2,240,544	0.63-8.39
0.4-0.46	127,500	4.28-5.12	127,500	4.28-5.12
0.49-0.70	403,193	0.08-5.01	403,193	0.08-5.01
0.75-0.85	1,084,334	0.89-4.29	1,084,334	0.89-4.29
1.2-1.25	771,500	1.2-1.95	771,500	1.2-1.95
	5,509,563		4,627,071

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10    -      TAXES ON INCOME

A.	Tax Rates Applicable To The Income Of The Company:

The Company's Israeli subsidiary taxable income is subject to income tax at the regular corporate rate of 25%.

On December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments) was published in Israel.

The main changes of the new law regarding corporate income taxes are as follows:

1.
Cancellation of the previous planned gradual reduction of income taxes and corporate income taxes commencing in 2012 (the previous amendment stated that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2012 - 23%, in 2013  - 22%, 2014 - 21% , 2015 – 20% and thereafter 18%).

2.	Increase of the corporate income tax rate to 25% in 2012.

3.	Increase of the capital gains tax rate and betterment tax rate to 25%.

B.        Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	YEAR ENDED DECEMBER 31,
	2012	2011

Net loss carry-forward	9,785	10,055
Other additions for tax Purposes	114	107

Net deferred tax asset before valuation allowance	9,899	10,162
Valuation allowance	(9,899)	(10,162)

Net deferred tax asset	–	–

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The most significant component of the Company's deferred tax assets is the accumulated net operating losses carry-forward among the two subsidiaries due to the uncertainty of the realization of such tax benefits.

The Company has provided a full valuation allowance in respect of deferred tax assets resulting from tax loss carry-forward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

Net profit (loss) was incurred as following:

	YEAR ENDED DECEMBER 31,
	2012	2011

United States	(40)	49
Israel	864	1,040

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10    -      TAXES ON INCOME (Cont.)

C.       Tax Loss Carry-Forwards::

     Net operating loss carry-forwards as of December 31, 2012 are as follows:

Israel	38,500
United States *	500

39,000

Net operating losses in Israel may be carried forward indefinitely.

Net operating losses in the U.S. are available through 2027.

*
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 11     -     LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Company has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers.

As of December 31, 2012, the bank deposits amount to $ 31 thousands linked to NIS;

B.	The Company have registered floating liens on all of their assets in favor of.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12     -    SUPPLEMENTARY INFORMATION:

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

A. Accounts receivable

(1) Trade - allowance for doubtful accounts:

Balance at beginning of year	63	9
Charged to statement of operations	(13)	54

Balance at end of year	50	63

(2) Other:

Prepaid expenses	73	52
Israeli Government departments and agencies	86	69
	159	121

	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

B. Accounts payable and accruals – other:

Employees and employee institutions	63	52
Israeli Government departments and agencies	115	154
Provision for vacation and recreation pay	82	63
Provision for product warranty	95	57
Liability for commissions to agents	47	39
Accrued expenses and sundry	68	46
	470	411

C.	Credit from banks:

	% interest rate	December 31
	as of	2 0 1 2	2 0 1 1
	December 31, 2012	$ in thousands
Short-term loans from banks:
Linked to the Dollar	2.5	183	190
Linked to the Euro		-	-
		183	190

During May 2010, the Company signed new agreements with Bank Le'umi Le'Israel Ltd and Bank Hapoalim Ltd (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks will forgive approximately $2.4 million of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment of by the Company $1 million over 5 years and a further $600 thousnads over 10 years.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12      -    SUPPLEMENTARY INFORMATION: (Cont.)

D.	Cost of revenues:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousands
Industrial operations:
Materials consumed	1,746	1,063	945
Payroll and related expenses	373	362	318
Subcontracted work	244	160	158
Depreciation and amortization	3	2	208
Other production expenses	595	416	211
Royalties (see Note 10a)	-	17	120
	2,961	2,020	1,960

E.	Financial expenses, net:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousands
Income:
Exchange differences	-	3	-
Other	2	120	-
	2	123	-
Expenses:
Interest
In respect of liability to related parties	-	9	-
In respect of credit from banks	46	83	69
Exchange differences	21	-	156
Other	69	-	66
	136	92	291

	(134)	(31)	291

NOTE 13     -     RELATED PARTIES

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousands

Managements fees – included in General and administrative	354	375	302

Balance with related parties:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousands

Short Terms Loan	200	191	270

Long Terms Loan	-	100	139

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand
NOTE 14     -    GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousands

North America (mainly the United States)	1,966	1,737	1,812
Germany	950	182	400
Italy	175	730	83
Other European countries	1,609	734	570
China	1,246	660	580
Japan	-	100	-
Korea	-	270	380
Israel	123	268	-
Other Far Eastern countries	639	964	87
	6,708	5,645	3,912

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended
	December 31
	2 0 1 2	2 0 1 1
	$ in thousands

Israel	737	718
U.S.A.	17	20
	754	738