Form 20-F/A
period 2012-12-31
ELBIT VISION SYSTEMS LTD
filed 2013-08-08
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

Amendment No. 1 to

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

  ☐ Yes  ☑ No

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2012, initially filed on April 29, 2013, is being filed to amend the report of the independent registered public accounting firm, or Report, which was erroneously filed undated. The Report is amended by way of inclusion of the appropriate date. No other changes to the Report are being made.

         This Amendment is not intended to revise, update, amend or restate any other information presented in our Annual Report as originally filed and all such other information in the original filing remains unchanged. This Amendment does not reflect events occurring after the filing of the original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendment described above.

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

4.11
Securities Purchase Agreement between the Company and Avi Gross dated December 11, 2012, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

4.12
Registration Rights Agreement between the Company and Avi Gross dated December 11, 2012., incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

4.13
Convertible Loan Agreement between the Company and Avi Gross dated December 11, 2012, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

4.14
Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $200,000 of the Company’s ordinary shares, at a price per share of $0.095, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

4.15
Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $1,000,000 of the Company’s ordinary shares, at a price per share of $0.20, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

8.1	List of subsidiaries, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 29, 2013.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this amendment thereto and that it has duly caused and authorized the undersigned to sign this amendment number 1 to its annual report on its behalf.

August 8, 2013
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

Tel Aviv, Israel April 29, 2013

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