Form 20-F
period 2013-12-31
ELBIT VISION SYSTEMS LTD
filed 2014-05-12
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File No. 000-28580
________________________

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)
________________________
N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 38900
(Address of principal executive offices)

Mr. Yaron Menashe, CFO
Telephone: +972- 4-610-7609
E-mail: Yaron@evs.co.il
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea , Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

 80,798,290 Ordinary Shares, NIS 1.00 nominal value per share

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

☐ Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐  No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	7
	RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4.	INFORMATION ON THE COMPANY	18
	HISTORY AND DEVELOPMENT OF THE COMPANY	18
	BUSINESS OVERVIEW	20
	ORGANIZATIONAL STRUCTURE	28
	PROPERTY, PLANTS AND EQUIPMENT	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
	SELECTED FINANCIAL DATA	29
	OPERATING RESULTS	32
	LIQUIDITY AND CAPITAL RESOURCES	37
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	38
	TREND INFORMATION	39
	OFF-BALANCE SHEET ARRANGEMENTS	40
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
	DIRECTORS AND SENIOR MANAGEMENT	41
	COMPENSATION	43
	BOARD PRACTICES	43
	EMPLOYEES	52
	SHARE OWNERSHIP	53

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
	MAJOR SHAREHOLDERS	55
	RELATED PARTY TRANSACTIONS	56

ITEM 8.	FINANCIAL INFORMATION	58
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
	SIGNIFICANT CHANGES	595958

ITEM 9.	THE OFFER AND LISTING	59
	OFFER AND LISTING DETAILS	59
	MARKETS	61

ITEM 10.	ADDITIONAL INFORMATION	61
	MEMORANDUM AND ARTICLES OF ASSOCIATION	61
	MATERIAL CONTRACTS	72
	EXCHANGE CONTROLS	74
	TAXATION	74
	DOCUMENTS ON DISPLAY	79

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80
	FOREIGN CURRENCY EXCHANGE	80
	INTEREST RATE RISK	80

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	81

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

Except for 2005, 2010, 2011, and 2012, in which we generated net income of $0.611 million, $2.6 million, $1.09 million, and $0.82 million respectively, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million, $7.7 million and $1 million in 2004, 2006, 2007, 2008, 2009, and 2013 respectively.

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

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2008, 2011 , 2012 and 2013, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007, 2009, and 2010, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

Competition in the automated inspection industry is intense. If we are unable to distinguish our products as superior to those of our competitors, our business may be seriously harmed.

Several companies working with the textile, non-woven and technical fabric industries, such as BarcoVision, IsraVision Cognex, and Futec, have developed products with similar visual inspection or quality monitoring capabilities.

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

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We currently have two pending US patent applications concerning certain technology incorporated in the video cameras used by our systems. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights”.

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

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. It was further agreed that we will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of May 7, 2014, hold an aggregate of approximately 40.52% of our issued shares.

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

Given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have registered , our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 7, "Major Shareholders and Related Party Transactions-Related Party Transactions” and Item 10, "Additional Information - Material Contracts".

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of May 7, 2014 a total of 90,937,277 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 50,480,834 are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in March, 2014 was 20,722 shares. The high and low bid price of our ordinary shares for the last two years has been $0.04 and $0.11, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Due to the downturn in the world economy which began in 2008, the securities markets in general have experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they have been experiencing and may continue to experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. In November 2012, Israel engaged in an armed conflict under which Israel was the target of terrorist attacks executed against civilian targets in various parts of Israel, which included wide-spread rocket strikes. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. We believe that a maximum of 4 of our employees, 14%  of our employees at any one time, could be called for active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We do not utilize foreign currency exchange contracts to mitigate these risks.  Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and losses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. These provisions of Israeli law could delay, prevent or impede a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore potentially depress the price of our shares.

ITEM 4.                  INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Systems Ltd., or Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

We have historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy we acquired two businesses, Panoptes Ltd., or Panoptes and ScanMaster Systems (IRT) Ltd. or ScanMaster and its subsidiary IRT ScanMaster Systems Inc., or  ScanMaster, Inc., which operated in the fields of optical vision and non-destructive ultrasonic inspection application, respectively.

In September, 2004, we completed the acquisition of ScanMaster, a company that at the time developed, manufactured and marketed automated ultrasonic inspection and imaging equipment for the aircraft, aerospace, train, rail, pipe, plate and automotive industries. ScanMaster was established in 1986 by a group of researchers and engineers from the Tel Aviv University in Israel. ScanMaster manufactured instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications using ultrasonic technologies and had an installed base of more than five hundred field-proven systems and instruments.

In January 2006, we, together with our then subsidiary ScanMaster, consummated the acquisition of the business, assets, and shares of Panoptes, an innovator of machine vision systems for surface inspection, technical fabrics, textiles, glass and other woven materials.

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

Recent Developments

Since January 1, 2012, the company has experienced the following significant developments:

Private Placement Transaction

Pursuant to the Private Placement Transaction, consummated on December 10, 2012, we sold 5,263,158 ordinary shares to Mr. Avi Gross at a price per share of $0.095 for gross proceeds of $500,000. Additionally, under the Private Placement Transaction, Mr. Gross provided our company with a $300,000 convertible loan, or the Convertible Loan, at a price per share of $0.095. As part of the Private Placement Transaction, Mr. Gross also received two warrants to purchase our ordinary shares: the first warrant, or the First Warrant,  for the exercise of up to $200,000 of our ordinary shares, at a price per share of $0.095, and the second warrant, or the Second Warrant, for the exercise of up to $1,000,000 of our ordinary shares, at a price per share of $0.20, unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price per share shall be reduced to $0.17. The Second Warrant was originally exercisable during the period between June 10, 2013 and February 5, 2015 but was amended to extend the expiration date to December 31, 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.085). Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise.

Following the consummation of the Private Placement Transaction, Mr. Gross’ holding in the Company amounted to 11,145,511 ordinary shares, constituting 13.79% of the outstanding share capital of the Company (not including the shares issuable under the Second Warrant).

Additionally, in accordance with the Private Placement Transaction and following the above referenced exercise, as long as he continues to hold at least 5% of the Company’s issued and outstanding shares, Mr. Gross, is entitled to appoint either a representative to attend all board meetings (subject to certain limitations)  in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors. On May 1 2014, Mr Gross nominated and our board appointed Mr. Natan Avisar as Mr. Gross' appointee to serve on our board.

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

Products

We currently offer four families of visual inspection systems: IQ-TEX, for the visual inspection and quality monitoring of woven fabric; IQ-TEX Lite, for the visual inspection and quality monitoring of knitted, non-woven, tire cord, film, metal, coated and technical fabrics; Broken Filaments Analyzer (BFA), for the detection of broken filament defects in glass fabric; and On Loom Inspection (I-Bar), for the automatic visual quality inspection system that is integrated with the weaving loom and monitors selected fabric types such as carbon, tire cord and other high cost technical fabric, while weaving.

IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.2 mm on any web width. The IQ-TEX systems can detect at web speed of up to 1,000 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

•
The IQ-TEX4 Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX4 Lite ranges between $50,000 and $200,000 depending on the configuration and the web production type

Modules

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

Our independent sales representatives do not have the authority to enter into contracts on our behalf or otherwise bind us. To promote our products, we devote significant resources towards participation in the key annual textile and technical textile, equipment trade shows. We also advertise in trade magazines and conduct customer seminars.

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

Sales by Principal Markets

In 2011, approximately 31% of our sales were in the United States, approximately 34% were in Europe, and approximately 35% were in the Far East. In 2012, approximately 29% of our sales were in the United States, approximately 40% were in Europe, and approximately 31% were in the Far East. In 2013, approximately 29% of our sales were in the United States, approximately 33%  were in Europe, and approximately 38%  were in the Far East. No customers accounted for more than 10% of our net sales in any of the years 2011,  2012 or 2013.

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

Intellectual Property Rights

We currently have two pending US patent applications concerning certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

We have registered trademarks with respect to the name “I-TEX” in the Mexico, Spain, Italy, Turkey, Portugal, Brazil, France, China and Japan, and have filed applications for registered trademarks for the name “I-TEX” in India. We have registered trademarks of the name and design “I-TEX Inspected” in Taiwan, South Africa, United States, Mexico, Brazil, Germany, France, Turkey, Italy, China and the European Union. We also have registered trademarks with respect to the name “PRIN-TEX” in Spain, Italy, France, Turkey and Japan. In addition, we have a registered trademark with respect to the name “KNI-TEX” in Italy. We also have a registered trademark with respect to the name “EVS” in the European Union, Japan and the United States. Our trademark rights include rights associated with the use of our trademarks. Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Item 8, “Financial Information -- Litigation” below contains a description of a past patent infringement claim.

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

C.           Organizational Structure

We own all of the issued and outstanding shares of our subsidiaries Elbit Vision Systems US, Inc., or EVS US, and Panoptes. EVS US is incorporated in Delaware, USA. EVS US predominantly functions as a sales and support center for our products. Panoptes is incorporated in Israel.

Our subsidiary in Holland, EVS BV, had minimal operational activities. As a result, in December 2009, we dissolved this subsidiary.

D.           Property, Plants and Equipment

Our headquarters and manufacturing facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 3088900. We do not own any real property. As of June 30, 2010, pursuant a lease agreement, we leased approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $77,000. Our lease expires in June 2014, but will renew automatically for a futher period of 4 years until June 2018, with a one-time automatic 6% increase in the annual rent (plus linkage to the Israeli Consumer Price Index) over the entire additional period. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina  USA, at an annual rent of approximately $12,000. This lease expires in October 2014.

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

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010, and December 31, 2009, are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

(in U.S. thousand Dollars )*	2013	2012	2011	2010	2009
Statement of Operations Data:
Net sales	4,258	6,708	5,645	3,912	2,244
Cost of sales	2,479	2,961	2,020	1,960	1,774
Gross profit	1,779	3,747	3,625	1,952	470
Research and development expenses, net	625	682	643	494	861
Marketing and selling expenses, net	1,022	1,371	1,244	921	739
General and administrative expenses	866	734	656	802	896
Total operating expenses	2,513	2,787	2,543	2,217	2,496
Operating profit (loss)	(764)	960	1,082	(265)	(2,026)
Other income (expenses)	-	(2)	(24)	(307)	7
Financing income (expenses), net	(278)	(134)	31	(291)	(125)
Profit (loss) before taxes	(1,012)	824	1,089	(863)	(2,144)
Taxes on income	-	-	-	-	3
Income (loss) from continuing operations	(1,012)	824	1,089	(863)	(2,147)
Loss from operations of discontinued component	-	-	-	(1,946)	(5,530)
Net Profit (Loss) of disposal of discontinued operation	-	-	-	5,436	-
Net Profit (Loss)	(1,012)	824	1,089	2,627	(7,677)
Basic earnings (loss) per share from continuing operations(1)	(0.013)	0.012	0.016	(0.012)	(0.04)
Diluted earnings (loss) per share from continuing operations(1)	(0.013)	0.012	0.015	(0.012)	(0.04)
Basic earnings (loss) per share from discontinued operations(1)	-	-	-	0.05	(0.106)
Diluted earnings (loss) per share from discontinued operations(1)	-	-	-	0.05	(0.106)
Basic earnings (loss) per share(1)	(0.013)	0.012	0.016	0.038	(0.146)
Diluted earnings (loss) per share(1)	(0.013)	0.012	0.015	0.038	(0.146)
Weighted average number of shares outstanding-Basic (1)	78,155	70,042	69,653	69,653	52,527
Weighted average number of shares outstanding-Diluted (1)	78,155	71,639	71,309	69,741	52,527

	2013	2012	2011	2010	2009
Balance Sheet Data:
Working capital	332	1,251	313	(227)	(4,443)
Total assets	2,840	4,207	2,948	2,068	9,630

Total liabilities	3,712	4,481	4,633	4,877	15,059
Accumulated deficit	(42,920)	(41,908)	(42,732)	(43,821)	(46,448)
Shareholders' equity	(872)	(274)	(1,685)	(2,809)	(5,429)

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market. As of December 2013, the Company has $160,000 in consignment.

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

The deferred income balance as of December 31, 2013 and 2012 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2013	2012	2011
Net sales	100.0	100.0	100.0
Cost of sales	58.2	44.1	35.8
Gross profit	41.8	55.9	64.2
Research and development expenses, net	14.7	10.2	11.4
Marketing and selling expenses, net	24	20.4	22
General and administrative expenses	20.3	10.9	11.6
Total operating expenses	59	41.6	45
Operating income (loss)	(17.9)	14.3	19.2
Other Income (expenses)	-	(0.03)	(0.4)
Financing expenses, net	(6.5)	(2)	0.5
Income (loss) before taxes	(23.7)	12.3	19.3
Taxes on Income	-	-	-
Loss From Discontinued operation	-	-	-

Profit From Disposal Of Discontinued Operation	-	-	-
Net Profit (loss)	(23.7)	12.3	19.3

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Sales

Sales in 2013 decreased by approximately 37% to $4.2 million compared with sales of $6.708 million in 2012. The decrease in revenue for the year ended December 31, 2013, was attributed to a slowdown in new orders particularly from customers in the USA and Europe during the first three quarters of 2013.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of revenues as a percentage of net sales was 58.2% in 2013 compared with 44.1% in 2012. The increase in cost of revenues as a percentage of net sales was mainly due to cost increases resulting from resolving various technical issues  to our IQ –TEX product in the field as well as an increase in traveling costs.

Gross Profit

In 2013 our gross profit was $1.8 million as compared to $3.7 million in 2012. Gross profit as a percentage of net sales was 41.8% in 2013 as compared to 55.9% in 2012. The decrease in our gross profit as a percentage of revenue in 2013 was mainly due to a lower level of revenue compared to 2012 and the increase in our support and travel expenses.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2013 were $0.6 million compared with $0.7 million in 2012, which changes were the result of slight increases in our research and development expenses in respect of our I-Bar product.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1 million in 2013, compared to $1.4 million in 2012. The decrease in our marketing and sales expenses was primarily due to a decrease in the sales commissions.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 20.3% in 2013 from 10.9% in 2012. General and administrative expenses in 2013 were $0.87 million, compared to $0.73 million in 2012. The increase general and administrative expenses as a percentage of net sales, was due to the decrease in sales. The absolute increase in expenses was mainly due to the writing off of a minor investment in Micro Components Ltd, that we had made in 2004.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2010 and 2009. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2013 were $0.28 million compared to  $0.13 million in 2012. The increase was mainly due to changes in the exchange rate between the US Dollar and the NIS and also the revaluation of convertible loans and warrants.

Profit/Loss

In 2013 we recorded net loss of $1.01 million as compared to a profit of $0.82 million in 2012. This change was primarily due to the decline in our revenues.

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

Gross Profit

In 2012 our gross profit was $3.7 million as compared to $3.6 million in 2011. Gross profit as a percentage of net sales was 55.9% in 2012 as compared to 64.2% in 2011. The decrease in our gross profit as a percentage of revenue in 2012 was mainly due to the different mix of products sold during 2012.

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

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2011 and 2010. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2012 were $0.13 million compared to financial income of  $0.03 million in 2011. The increase was mainly due to the minor devaluation of the NIS against the U.S.during 2012 which affected our debt to the OCS, which is payable in NIS but based on our revenues which are primarily in US Dollars.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.707 to the Dollar to a low of NIS 3.459 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
November 2013	3.569	3.519
December 2013	3.53	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496
March 2014	3.504	3.459
April 2014	3.493	3.461

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2009 – December 31, 2009	3.932 NIS/$1
January 1, 2010 – December 31, 2010	3.733 NIS/$1
January 1, 2011 – December 31, 2011	3.578 NIS/$1
January 1,2012-December 31, 2012	3.858 NIS/$1
January 1,2013-December 31, 2013	3.6 NIS/$1

In 2009, the Israeli economy recorded inflation of approximately 3.91% and the Dollar devalued against the NIS by approximately 0.21%. In 2010, the Israeli economy recorded inflation of approximately 2.66% and the Dollar devalued against the NIS by approximately 6%. In 2011, the Israeli economy recorded inflation of approximately 2.17% and the Dollar devalued against the NIS by approximately 7.66%. In 2012, the Israeli economy recorded inflation of approximately 1.63% and the Dollar increased in value against the NIS by approximately 2.3%. In 2013, the Israeli economy recorded inflation of approximately 1.8% and the Dollar devalued against the NIS by approximately 6.5%.

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

B.           Liquidity and Capital Resources

Prior to our initial public offering in July 1996, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2013, we had working capital of $0.3 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2013, our ratio of current assets to current liabilities was 1.18 compared with 1.57 on December 31, 2012. The decrease between 2012 and 2013 was due to our recording a net loss during 2013 compared to a net profit in 2012 and the consequent decrease in available cash.

During the years 2012 and 2013, we had no short-term marketable securities. Our trade receivables decreased to $1 million at the end of 2013 compared to $1.1 million recorded at the end of 2012. We had no material other receivables during either of 2012 or 2013. Our trade payables decreased to $0.75 million recorded at the end of 2013 compared to $0.92 million recorded at the end of 2012. Our other payables increased to $0.5 million recorded at the end of 2013 compared to $0.47 million at the end of 2012. We utilized $1 million in cash from operating activities in 2013 compared to generating $0.38 million in 2012. This utilization of our cash was due to our recording a net loss in 2013 compared to 2012. Our inventory increased from $0.77 million as of December 31, 2012 to $0.86 million as of December 31, 2013. Inventory as a percentage of revenues as of December 31, 2013 was 20.3% compared with 11.5% as of December 31, 2012, due a material decrease in our  revenues. Our capital expenditures on property during 2012 and 2013 were not material.

Investments

Our cash and cash equivalents decreased to $0.15 million at the end of 2013 compared to $1.39 million recorded at the end of 2012. Short term restricted deposits were $0.03 million at the end of 2013 compared to $0.03 recorded at the end of 2012.

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

As of May 7, 2014, our research and development staff consisted of 3 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2013 our gross research and development expenditures for the web industry were approximately $0.6 million, in 2012 they were $0.68 million.

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

(in thousands)	2013	2012	2011	2010	2009
Research and development expenses, net	$625	$682	$643	$494	$861
OCS grants	-	-	-	-	-
Gross research and development expenditures	$625	$682	$643	$494	$861

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

F.            Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2013, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	128	67	61	-	-
Operating Building Lease Obligations	53	-	-	-	-
Total	181	67	61	-	-

G.           Safe Harbor

 Not applicable.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

As of May 7, 2014, our directors, senior managers and key employees were as follows:

Name	Age	Position
Yossi Ran*	66	director and chairman of the board
Sam Cohen (1)	47	chief executive officer
Yaron Menashe (2)	38	director and chief financial officer
Amos Uzani*	59	external director
Yaky Yanay*	43	director
Orit Stav*	44	external director
Natan Avisar	49	director

(1) As of May 7, 2014, Mr. Cohen holds 16,368,403 of our ordinary shares, in addition to options to purchase 20,000 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 20.3% of the outstanding ordinary shares of the company.

(2) As of May 7, 2014, Mr. Menashe holds 16,368,403 of our ordinary shares, in addition to options to purchase 129,500 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 20.4% of the outstanding ordinary shares of the company.

* Beneficially owns less than 1% of our outstanding ordinary shares.

Yossi Ran served as president and CEO of the Company from 1998 until 2000. He was elected as a director on April 28, 2013, and selected as chairman of the board on May 16, 2013. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the manufacture of carbon nano-fiber products. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Packer Palbam (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum "Lost Wax" method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa.

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

Natan Avisar, was elected to our board on May 1 2014, by the members of our board of directors to fill a vacancy, and in accordance with the terms of the Private Placement Transaction. Since 2012, Mr. Avisar has served as the chief executive officer of Aga Holdings, a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the executive vice president of operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a senior vice president, Finance and Operations, of Scitexvision America , the holding company of Scitex Ltd. (OTCM: SCIXF; TASE: SCIX TA). Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Amos Uzani currently serves as one of our two external directors. Mr. Uzani was re-elected to serve for a third three year term commencing December 2013. Our second external director, Ms. Stav, was re-elected to serve for an initial three year term as an external director commencing September 2013.

In accordance with the Private Placement Transaction, for as long as Mr. Avi Gross continues to hold at least 5% of the Company’s issued and outstanding shares, he is entitled to appoint either a representative to attend all board meetings (subject to certain limitations) in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors, currently Mr. Natan Avisar. For more information on the Private Placement Transaction see Item 4.A “Recent Developments”.

B.           Compensation

During 2013, we paid to all our directors and officers a total of approximately $0.424 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2013.

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

Israeli Companies Law Requirements

Pursuant to the Companies Law, any person effectively acting as director without being duly appointed as such, and any person preventing a director from using his own independent judgment, is subject to the same legal obligations and liabilities that are applicable to directors.

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

Relatives of the controlling shareholder may also not be appointed as external directors. If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the Chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company, may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – unless one year has passed as of the end of service as external director.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in Companies Law regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

The initial term of an external director is three years and, and may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to one additional term), provided that with respect to the appointment for each such additional three- year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Currently, Mr. Uzani and Ms. Stav serve as our external directors.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.   Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors.

The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, a controlling shareholder or any relative of a controlling shareholder, and any director who derives his salary primarily from a controlling shareholder may not be a member of the audit committee.

According to the Companies Law: (1) the chairman of the audit committee must be an external director, (2) all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

Our compensation committee, is comprised of Yaky Yanay, and our two external directors, Amos Uzani and Orit Stav.

Executive Compensation Policy

On December 2, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law.

The Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders.

Each of our compensation committee and board of directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law.  Our office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.  The Policy clarifies that no office holder may be paid any compensation to the extent such compensation would cause a breach of any covenant contained in any of the Company’s bank loan facility agreements.

Our recoupment policy relating to office holder compensation allows for the recovery of all or a portion of any compensation paid to our office holders that was paid during the previous three years on the basis of financial data included in our financial statements in any fiscal year that were found to be inaccurate and were subsequently restated. In such event, we will seek reimbursement from the office holders to the extent such office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. Our compensation committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to us.

All of our office holders may be incentivized through cash bonuses and/or long-term equity-based incentives to provide the office holder with a stake in our success – thus linking the office holder’s long-term financial interests with the interests of our shareholders. In accordance with the Policy, the incentives are developed through a program that sets performance targets based on each office holder’s role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The formula for the performance targets and the maximum variable components payable to each office holder (other than directors) shall be presented and recommended by management and reviewed and approved by our compensation committee and our board of directors. The formula for the performance targets and the maximum variable components payable to any employee office holders who are also directors shall be presented and recommended by our compensation committee and reviewed and approved by our board of directors and our shareholders. Under the Policy, the maximum annual cash bonus for non-sales office holders shall not exceed an amount equal $250,000 per office holder. The commission bonus paid to sales executives whose compensation is tied directly to sales achievements, will be based upon revenues generated by the office holder and/or his/her team or division, and shall not exceed an amount equal to 5.5% of Company revenues within the relevant sales territory. The maximum annual value of the equity-based long-term compensation components of all officer holders and other employees of the Company shall not exceed 5% of the Company’s issued and outstanding equity, and in any event no more than 0.25% of such issued and outstanding equity per individual.

Unless otherwise specified in the terms of the variable compensation of an office holder, our Policy dictates that the board of directors shall have discretion to unilaterally reduce such office holder's variable compensation. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders.  Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. Option grants to our non-employee directors will vest on a monthly basis over a period of three years. Other than as may be required pursuant to the covenants under the Company’s bank loan agreements with respect to certain minimum ownership thresholds by each of our Chief Executive Officer and Chief Financial Officer, the Company does not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its adoption on December 2, 2013. Following such three year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  Fahn Kanne, Grant Thornton serves as our internal auditor.

D.           Employees

 As of May 7, 2014, we employ a total of 29 individuals on a full time basis. Of these individuals, 14 are employees of our company and 15 are engaged as independent contractors. Of these individuals, 13 were employed in Israel, 3 were employed in Europe, 4 were employed in the United States, and 9 were employed in Asia.

2013

As of December 31, 2013, we employed a total of 28 full time persons of which 14 were engaged as independent contractors.

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

E.           Share Ownership

Of the persons listed in Item 6.A, “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and options to purchase 20,000 of our ordinary shares, constituting (if all his convertible securities were exercised) 20.28% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and options to purchase 129,500 of our ordinary shares, constituting (if all his convertible securities were exercised) 20.39% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 11 to our consolidated financial statements.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 1,500,000 ordinary shares. As of May 7, 2014, options to purchase 1,824,750 of such ordinary shares were outstanding. 727,500 of the outstanding options have an exercise price of $1.25 per share, 44,000 of the outstanding options have an exercise price of $1.2 per share, 15,000 of the outstanding options have an exercise price of $0.83 per share, 300,334 of the outstanding options have an exercise price of $0.8 per share, 7,500 of the outstanding options have an exercise price of $0.78 per share, 525,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share,  16,666 of the outstanding options have an exercise price of $0.5 per share, 27,500 of the outstanding options have an exercise price of $0.4 per share and 136,250 of the outstanding options have an exercise price of $0.28 per share. As of May 7, 2014, 1,824,750 of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants, except for the grant to Mr. David Gal, our former chairman of the board, were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013, and the 2003 Share Option Plan expired in accordance with its terms upon which expiration any unallocated shares under this plan were returned to the general pool of registered but unissued share capital of the Company. The remaining outstanding options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time and in 2012 was increased to 3.5 million. As of May 7 2014, options to purchase 3,100,000 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of $0.49 per share, 100,000 of the outstanding options have an exercise price of $0.46 per share, 30,000 of the outstanding options have an exercise price of $0.32 per share, 50,000 of the outstanding options have an exercise price of $0.28 per share , 10,000 of the outstanding options have an exercise price of $0.25 per share, 100,000 of the outstanding options have an exercise price of $0.1 per share,150,000 of the outstanding options have an exercise price of $0.09 per share , 75,000 of the outstanding options have an exercise price of $0.08 per share, 290,000 of the outstanding options have an exercise price of $0.07 per share and 2,270,000 of the outstanding options have an exercise price of $0.05 per share. As of May 7, 2014, 2,825,000 of the options were vested. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25%-33% commencing the beginning of the second year after the grant and as to an additional 25%-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and notes set forth information, as of May 7, 2014, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Sam Cohen (1)(3)	16,388,403	20.28%

Yaron Menashe (2)(3)	16,497,903	20.39%

All directors and officers as a group (4)	33,452,970	41.04%

Avi Gross (5)(6)	17,027,864	19.64%

The percentages in this table are based on 80,798,290 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)           Includes 20,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(2)           Includes 129,500 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)           Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(4)           Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

(5)           Includes 5,882,353 ordinary shares issuable upon the exercise of the  Second Warrant.

(6)           Assumes that Avi Gross is entitled to up to 5,882,353 of our ordinary shares, upon the exercise of the Second Warrant pursuant to which he is entitled to exercise the warrant at a share price of $0.17 per share. However, subject to certain financial results of our company, the exercise price may be adjusted to $0.20 per share. In such a case, the number of shares issuable upon exercise in full of the warrant would be reduced from 5,882,353 to 5,000,000 of our ordinary shares, and the percentages in this table would be adjusted accordingly.

As of May 7, 2014, there were a total of 46 holders of record of our ordinary shares, of which 10 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 37.59% of our outstanding ordinary shares.

Voting Agreements

As of May 7, 2014, we are not aware of any voting agreements with respect to the voting rights of our shares.

B.           Related Party Transactions

Creditor Agreement

In connection with the ScanMaster Transaction, on May 31, 2010, we entered into a creditor agreement with ScanMaster, or the Creditor Agreement, pursuant to which ScanMaster agreed to repay its outstanding debt owed to our company in the amount of $675,000. Under the terms of the agreement, ScanMaster is obligated to pay $675,000 with interest at a rate of annual US Dollar LIBOR per annum plus VAT, in equal quarterly payments over ten (10) years commencing January 1, 2011. Additionally, pursuant to the Creditor Agreement, in the event that ScanMaster's agreement with Israel Railway Ltd. is terminated other than by ScanMaster's initiation, and ScanMaster fails to enter into any agreements for the inspection of rail tracks for a period of two years following the closing of the transaction contemplated in the Creditor Agreement, we are obligated to forgive any unpaid portion of ScanMaster's debt, up to a maximum of $450,000. Accordingly, since the Agreement between ScanMaster and Israel Railway Ltd. was terminated and ScanMaster did not enter into any other agreement for the inspection of rail tracks for a period of two years following the closing of the transaction contemplated in the Creditor Agreement, in June 2012, we forgave $450,000 of ScanMaster’s debt.

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

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the the Companies Law, the terms of the agreement were subsequently reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 62,500 as of October 1, 2011. For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

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

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the Companies Law, the terms of the agreement were subsequently reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 53,750 as of October 1, 2011.

For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

Loan Arrangement with Sam Cohen and Yaron Menashe

As a condition to our debt restructuring agreement with our two banks, in June 2010, each of Mr. Sam Cohen and Yaron Menashe undertook two financial commitments toward the company. Each of Mr. Cohen and Mr. Menashe provided us with a loan in the amount of US $50,000. The repayment of this loan shall occur in one of the following two ways: (i) commencing July 1, 2012 subject to compliance with the repayment terms of two pre-existing loans; or (ii) Commencing 2013 upon our request, where such request is accompanied by a confirmation letter issued by a certified external auditor confirming the following conditions: (a) existence of net profit for distribution; (b) existence of positive cash flow from ongoing operations; (c) the repayment amount shall not exceed 50% of the net profit for distribution and/or the positive cash flow from ongoing operations, the lower of the two, and in any case shall not exceed the outstanding loan amount; and (d) the auditor's confirmation provides that our tangible share capital is greater than zero

Further, each of Messrs. Cohen and Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011. As of May 7, 2014 they have agreed to continue to delay repayment.

C.           Interests of Experts and Counsel

 Not applicable.

ITEM 8.                 FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F41.

Export Sales

In 2011, 2012 and 2013 95.2%,  98.2% and 95.7% of our sales, respectively, amounting to $5.38 million, $6.58 million and $4.02 million, respectively, were due to our products being exported outside of Israel.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
April 2014	0.07	0.05
March 2014	0.06	0.04
February 2014	0.07	0.05
January 2014	0.07	0.06
December 2013	0.07	0.05
November 2013	0.08	0.07

Fourth quarter 2013	0.08	0.04
Third quarter 2013	0.08	0.06
Second quarter 2013	0.09	0.07
First quarter 2013	0.1	0.08
Fourth quarter 2012	0.1	0.08
Third quarter 2012	0.11	0.07
Second quarter 2012	0.08	0.07
First quarter 2012	0.1	0.06
Year ended 2013	0.1	0.04
Year ended 2012	0.11	0.06
Year ended 2011	0.12	0.06
Year ended 2010	0.09	0.04
Year ended 2009	0.16	0.06

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

Our articles of association require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. In addition, general meetings will require at least 35 days’ prior notice to the extent required with respect to certain matters as required under the regulations issued pursuant to the Israeli Companies Law-1999 (the “Companies Law”). No business may be commenced until a minimum quorum under applicable law, which currently provides for two or more shareholders holding at least one-quarter of the voting rights are present in person or by proxy. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

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

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

In all matters in which an individual has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the audit committee and/or board of directors meeting in which the matter is considered; however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the personal interest disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption by the shareholders of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote at a shareholders meeting in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to non-office holder employment and compensation terms of a controlling shareholder (or a relative of such) or to the provision of services to the company by such controlling shareholder (or relative of such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a controlling shareholder (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Sixteenth Amendment to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Sixteenth Amendment”) will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Sixteenth Amendment.

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the proposed compensation policy, the board of directors of a company may approve the proposed compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of such compensation policy is for the benefit of the company.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors and officers insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee or the compensation committee, by the board of directors and by the shareholders.

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

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to these recently passed amendments include:

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law; In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

•
Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the Israeli Securities Authority, and specifically designated as a violation under the Sixteenth Amendment.

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

See also Item 6, “Directors, Senior Management And Employees – Directors And Senior Management”

Home Country Practices

Below is a concise summary of the significant ways in which our corporate practices, which are in accordance with Israeli law and practice, including the provisions of the Israeli Companies Law 5759-1999, differ from the requirements which may be applicable to domestic U.S. listed companies:

•
Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the Securities and Exchange Commission on Form 6-K.

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors may not necessarily be comprised of independent directors. Our board of directors contains two external directors in accordance with the provisions of the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

•
Executive Compensation - We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation.

•
Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than twenty five (25%) percent of the voting power of the Company is required for commencement of business at a general meeting.

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

•
Equity Compensation Plans - We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans, as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States] However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.           Material Contracts

ScanMaster Transaction

In June 2010, pursuant to a series of agreements, we completed the sale of ScanMaster to a group of purchasers led by David Gal, our former chief executive officer and chairman of our board of directors, and Ofer Sela, who previously served as our executive vice president, research and development (the "ScanMaster Transaction").

In connection with the ScanMaster Transaction, we entered into a Creditor Agreement. For more information regarding this agreement, see Item 7.B “Related Party  Transactions”.

Debt Restructure Agreement with the Banks

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which is scheduled to commence on January 1, 2013, provided that we meet certain milestones set by the Banks. Further, Mr. Cohen and Mr. Menashe each agreed to postpone our payment of the first $50,000 of their salaries until July 2011. As of May 7, 2014 they have agreed to continue to delay repayment.

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

Private Placement Transaction between the Company and Avi Gross

Under the Private Placement Transaction, which was completed in December 2012, the company and Mr. Avi Gross entered into a Registration Rights Agreement, pursuant to which the company agreed to use its best efforts in order to prepare and file with the SEC, by December 10, 2013, a Registration Statement to cover the resale of the shares purchased by Mr. Gross as part of the Private Placement Transaction, with such shares to include those shares that are issuable to Mr. Gross subject to the exercise of the Convertible Loan, the First Warrant and the Second Warrant. For additional information regarding the Private Placement Transaction see Item 4, “Recent Developments – Private Placement Transaction”. We filed such Registration Statement with the SEC on December 4, 2013 and it was declared effective by the SEC on January 10, 2014.

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel

E.           Taxation

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 25% in each of the 2012 and 2013 tax years.

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

An individual who is a substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

For gains derived from the sale of the Company's shares acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which such shares were held.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time in which dividend are being distributed or was a substantial shareholder during the 12 months that preceded the date of dividend distribution). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 20%. A lower rate may be provided for in an applicable tax treaty. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved, Benefited or Preferred Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2009, 2010,  2011 2012 and  2013 (the regular rate of corporate tax being 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and 2013).

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

Our website is http://www.evs.co.il. We do not intend for any information contained on our internet website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

As of December 31, 2013, we had accounts payable in NIS or in funds linked thereto in the amount of $0.5 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $50 thousand.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2013 we had liabilities in the amount of $1.4 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $2 thousand.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2013 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2013.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor, Zohar & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2012 and December 31, 2013.

	2012	2013

Audit Fees(1)	33,000	33,000
Other Fees	5,500	-
Total	38,500	33,000

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

Not applicable.

ITEM 16.F.	Changes in Registrant's Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

Not applicable.

Item 16H.      Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

See pages F-1 to F-26.

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

4.8
Securities Purchase Agreement between the Company and Avi Gross dated December 11, 2012, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on April 29, 2013.

4.9
Registration Rights Agreement between the Company and Avi Gross dated December 11, 2012, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on April 29, 2013.

4.10
Convertible Loan Agreement between the Company and Avi Gross dated December 11, 2012, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on April 29, 2013.

4.11
Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $200,000 of the Company’s ordinary shares, at a price per share of $0.095, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on April 29, 2013.

4.12
Warrant dated December 11, 2012, issued to Avi Gross, exercisable for up to $1,000,000 of the Company’s ordinary shares, at a price per share of $0.20, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, as amended, filed with the Commission on April 29, 2013.

4.12
The Executive Compensation Policy of the Registrant approved by the Shareholders on December 2, 2013, incorporated by reference to Annex A to Proposal 1 found in Exhibit 1 to the Form 6-K as filed with the Commission on October 24, 2013.

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

May 12, 2014

ELBIT VISION SYSTEMS LTD.

By:	/S/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2013 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel May 12, 2014

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2 0 1 3	2 0 1 2
Assets

CURRENT ASSETS:
Cash and cash equivalents		152	1,392
Restricted deposit (short term)	11A	34	30

Trade account receivables (net of allowance for doubtful account 2013 - $60 thousands, 2012- $50 thousands)	12A	1,013	1,099
Other receiveables	12A	120	159
Inventories	3	865	773

Total current assets		2,184	3,453

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	296	283
Other long-term receivables and investment	4	87	186

		383	469
PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	31	43

OTHER ASSETS
Goodwill		242	242

Total assets		2,840	4,207

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31,
	Note	2 0 1 3	2 0 1 2

Liabilities and shareholders’ deficiency

CURRENT LIABILITIES:
Current Maturities of Long Term Loan from Banks	12C	183	183
Current Maturities of Long Term Loan from Shareholders and Other		370	568

Trade account payable		738	917
Deferred income	2I	38	64
Other payables	12B	523	470

Total current liabilities		1,852	2,202

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	838	1,189
Other Long Terms Liabilities	8A	708	790
Accrued severance pay	6	314	300
Total long-term liabilities		1,860	2,279

Total liabilities		3,712	4,481

SHAREHOLDERS' DEFICIENCY:	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2013 and 2012
Issued and outstanding:
December 31, 2013– 80,798,290 Ordinary shares December 31, 2012 – 74,915,937 Ordinary shares		18,554	16,939
Additional paid-in capital		23,494	24,695
Accumulated deficit		(42,920)	(41,908)

Total shareholders’ deficiency		(872)	(274)

Total liabilities and shareholders’ deficiency		2,840	4,207

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 1
Revenues:
Sale of products		3,365	5,882	4,802
Services rendered		893	826	843
		4,258	6,708	5,645
Cost of revenues:	12D
Cost of products sold		1,777	2,507	1,564
Cost of services rendered		699	454	456
		2,479	2,961	2,020

Gross profit		1,779	3,747	3,625

Research and development costs – net		625	682	643
Marketing and selling		1,022	1,371	1,244
General and administrative		866	734	656
Operating Profit (loss)		(734)	960	1,082
Financial income (expenses) - net	12E	(278)	(134)	31
Profit (loss) before other expenses		(1,012)	826	1,113
Other expenses		-	(2)	(24)
Profit (loss) before taxes on income		(1,012)	824	1,089
Taxes on income	10	-	-	-
Net Profit (loss) for the year		(1,012)	824	1,089

Profit (loss) per share:
Basic earnings (loss) per share		(0.013)	0.012	0.016
Diluted earnings (loss) per share		(0.013)	0.012	0.015

Weighted average number of shares used in
Computation of loss per share –
Basic (in thousands)		78,155	70,042	69,653
Diluted (in thousands)		78,155	71,639	71,309

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares	Amount	Capital	deficit	Deficiency
	In thousands		U.S. dollars in thousands

BALANCE – January 1, 2011	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2011:
Profit for the year	-	-	-	1,089	1,089
Share based compensation expenses	-	-	35	-	35
BALANCE – DECEMBER 31, 2011	69,653	15,556	25,491	(42,732)	(1,685)

CHANGES DURING 2012:
Profit for the year	-	-	-	824	824
Issuance of share capital and warrants (note 9A) (*)	5,263	1,383	(872)	-	511
Issuance of debt beneficiary conversion feature	-	-	51	-	51
Share based compensation expenses	-	-	25	-	25
BALANCE – DECEMBER 31, 2012	74,916	16,939	24,695	(41,908)	(274)

CHANGES DURING 2013:
Loss for the year	-	-	-	(1,012)	(1,012)
Issuance of share capital and warrants (note 9A) (**)	5,882	1,615	(1,290)	-	325
Issuance of debt beneficiary conversion feature	-	-	50	-	50
Revaluation of convertible loan and warrants	-	-	27	-	27
Share based compensation expenses	-	-	12	-	12
BALANCE – DECEMBER 31, 2013	80,798	18,554	23,494	(42,920)	(872)

(*) Net of share issuance costs in the amount of $40.
(**) Net of share issuance costs in the amount of $20.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Cash flows from operating activities:
Net profit (loss)	(1,012)	824	1,089
Adjustments to reconcile net profit (loss) for the period

Net cash provided by (used in) operating activities:
Depreciation and amortization	17	7	13
Impairment of Investment	65	-	-
Changes in warrants to issued shares	45	-	-
Revaluation of convertible loan and warrants	27	-	-
Liability for employee rights upon retirement - net	1	59	42
Stock based compensation	12	25	35
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	86	(306)	(556)
Decrease (increase) in other accounts receivable	39	(38)	(51)
Increase (decrease) in trade accounts payable	(179)	480	(127)
Changes in Deferred income	(26)	(434)	297
Increase in other accounts payable	8	59	28
Increase in inventories	(92)	(297)	(1)
Net cash provided by (used in) operating activities	(1,009)	379	769

Cash flows from investing activities:
Purchase of property and equipment	(5)	(2)	(13)
Long-term receivables	34	39	46
Redemption of (investment in) restricted deposit	(4)	60	(58)
Proceeds from disposal of discontinued operations	-	2	-
Funds severance pay	-	(62)	(77)
Net cash provided by (used in) investing activities	25	37	(102)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	178	760	-
Short-term credit from bank – net	-	(7)	20
Repayments of loan from Shareholder	(169)	(260)	(120)
Repayments of Long- terms loan	(183)	(175)	(203)
Other Long terms liabilities	(82)	(72)	(181)

Net cash provided by (used in) financing activities	(256)	246	(484)

Net increase (decrease) in cash and cash equivalents	(1,240)	662	183

Balance of cash and cash equivalents at Beginning of year	1,392	730	547

Balance of cash and cash equivalents at end of year	152	1,392	730

Non Cash Activities:
Conversion of convertible debt to shares	147	-	-
Discount on convertible notes recognized to beneficial conversion feature	50	-	-

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	42	46	58

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

Inventories are stated at the lower of cost or market.  Cost is determined as follows:
Raw materials and spare parts - on moving average basis.
Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

G.	Property and equipment:

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and equipment: (Cont.)

(1)	(Cont.)

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2013 the Company has $160 thousands in consignment.

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

The deferred income balance as of December 31, 2013 and 2012 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses:

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $ 81 thousands, $ 30 thousands and $ 92 thousands, respectively.

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

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 11,095,515, 10,134,915 and 13,293,367 shares for the years 2013, 2012 and 2011, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.	Stock-based compensation:

The Company recognizes $ 12 thousands of compensation expenses in 2013 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 9B.

O.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Consentration of credit risk:

As of December 31, 2013 and 2012, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.	Issuance of shares, warrants and a convertible note to an investor:

The December 2012 Agreement (see note 9A (5)), included a shares, convertible debt instrument with stock warrants, and a beneficial conversion features. Under ASC 470-20-25, the Company biufracated the shares, debt instruments and the warrants based on their relative fair value for the liability components and for the equity components. The company accounted for the first warrants as an equity component and the second warrants as a liability component under the provision of ASC 815-10. In addition, the Company concluded that the liability component includes beneficial conversion features. Under ASC 470-20-25, issuers of certain debt instruments with beneficial conversion features need to allocate to an equity component. The Company separated it accordingly.

NOTE 3       -     INVENTORIES

	December 31,
	2 0 1 3	2 0 1 2

Raw materials	529	562
Work in process	121	77
Finished products	215	134
	865	773

The balances are net of write-down of $643 thousands as of December 31, 2013 and 2012.

NOTE 4       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31,
	2 0 1 3	2 0 1 2

Deposits on leased vehicle and other(see also Note 8B(2))	7	22
Loan to former subsidiary (Scanmaster) (see Note 1)	80	103
Investment (*)	-	61
	87	186

(*)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2013 the Company holds 2.5% of MCL's ordinary shares. In 2013 the Company recognized full impairment of the investment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 5       -     PROPERTY AND EQUIPMENT

A.	Comprised as follows:

	December 31,
	2 0 1 3	2 0 1 2

Machinery and equipment	1,709	1,705
Leasehold improvements	24	24
Office furniture and equipment	44	44
	1,777	1,773
Less - accumulated depreciation and amortization	1,746	1,730
	31	43

B.	Depreciation and amortization expenses totaled $17 thousands, $7 thousands, and $13 thousands, in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 6       -     ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 7       -     LONG-TERM LOANS

A.	Composed as follows:

	December 31,
	2 0 1 3	2 0 1 2

Loans from banks (1)	666	849
Loans from Other (2)	172	340
	838	1,189

(1)
In May 2010, the Company signed agreements with Bank Le'umi Le'Israel Ltd and Bank Hapoalim Ltd (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks waived approximately $2.4M of the Company's and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd.") debts, and have agreed to the repayment by the Company of $1 million over 5 years and a further $600K over 10 years.

(2)
In May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850 thousands to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 7       -     LONG-TERM LOANS (Cont.)

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31,
	2 0 1 3	2 0 1 2

2014	-	351
2015	351	351
2016	183	183
2017 and thereafter	304	304
	838	1,189

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

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

Royalty expenses to the Government of Israel totaled $ 17 thousands in the years ended December 31, 2011 and are included in the statements of operations among cost of revenues.

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

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2013 is approximately $743 thousands.

In January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten years with monthly installment of 36 thousands NIS per month.

B.	Lease commitments

(1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2014 with extended options for another 4 years. The lease agreement was automatically renewed for additional 4 years.

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 27 thousands.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2013, are as follows:

$ in thousands
Year ending December 31:
2014	88
2015	78
2016	78
244

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 87 thousands, $ 92 thousands, and $ 92 thousands in the years ended December 31, 2013, 2012 and 2011, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2014 – 2016 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2013, are as follows:

$ in thousands

2014	67
2015	39
2016	21
127

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $8 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2013, 2012 and 2011, amounted to $109 thousands, $ 87 thousands and $ 83 thousands respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Guarantees

As of December 31, 2013, the Company didn't provide guarantees to its customers.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

A.	Authorized, issued and outstanding shares (Cont.)

(3)	(Cont.)

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

(5)
In December 2012, The Company issued Mr. Gross some financial instruments in consideration of $760 thousands (net of $40 thousands issuance expenses) which includes shares, warrants and a convertible note. The Company issued 5,263,158 ordinary shares for $0.095 per share. The Company also issued warrants ("The first warrants") to purchase 2,105,263 of the Company's ordinary shares at an exercise price per share of $0.095 amounting $200 thousands, vested in fully upon issuance, exercisable through February 2015. The Convertible Note Agreement is on the principal amount of $300 thousands. The maturity date of the Note is, May 2013, after the maturity date the conversion option expires, and the loan is supposed to be returned in 12 monthly installments. The Note bears interest at a per annum rate of Libor rate. The Note and accrued interest are convertible to common stock of the Company at a conversion rate of $0.095 per share. In case that Mr. Gross would convert more than 50% of the aggregated amount of the principal amount of the convertible note and the first warrants, the Company would issue Mr. gross warrants ("the second warrants"). The principal amount of the second warrants would be in proportion to percentage converted/exercised from the principal amount of the convertible note and the first warrants. The second warrants could amount up to $1 miilion of the Company's ordinary shares at an exercise price per share of $0.17 or $0.20 depends on The company's revenue on the year ended 2014. The second warrants would be vested in fully upon issuance, exercisable through February 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.085) and extended the second warrants expiration date to December 31, 2015. As of December 31, 2013 none of the second warrenys were exercised.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

B.	Share option plans:

(1)	The plans:

(a)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 3,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(b)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

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

The exercise price of options granted under the 2003 plan is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the2003 and 2006 plan are to expire no later than 10 years following the date of grant.

During 2011 , 2012 and 2013 no options were exercised.

The 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees:

(a)
A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2013, 2012 and 2011, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2013		2012		2011
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	5,509,563	0.45	6,139,463	0.45	6,755,463	0.45
Changes during the year:
Granted (*)	345,000	0.09	85,000	0.08	150,000	0.09
Exercised	-	-	-	-	-	-
Forfeited and expired	(1,050,119)	0.43	(714,900)	0.42	(766,000)	0.39
Options outstanding at end of year	4,804,444	0.43	5,509,563	0.45	6,139,463	0.45
Options exercisable at year end	3,689,416	0.4	4,627,071	0.55	4,371,053	0.45
Weighted average fair value of options granted during the year (i)	$0.09		$0.08		$0.09

(*)	Options granted in 2013, 2012 and 2011 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFCIENCY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees: (Cont.)

(a)	(Cont.)

i.	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2012 and 2013, with the following weighted average assumptions:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Dividend yield	0%	0%	0%
Expected volatility	64%	92%	99%
Risk-free interest rate	1.5%	1.5%	2.02%
Expected life - in years	4	4	4

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2013:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2013	life	2013	life
$		Years		Years

0.05-0.32	3,022,610	0.49-9.38	1,907,582	0.63-8.39
0.4-0.46	127,500	3.28-4.12	127,500	4.28-5.12
0.49-0.70	50,000	1.98-4	50,000	0.08-5.01
0.75-0.85	832,834	0.46-3.29	832,834	0.89-4.29
1.2-1.25	771,500	0.2-0.95	771,500	1.2-1.95
	4,804,444		3,689,416

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10     -     TAXES ON INCOME

A.	Tax Rates Applicable To The Income Of The Company:

The Company's taxable income is subject to income tax at the regular corporate rate of 25%.

On July 30, 2013, the Knesset Plenum approved, in a third reading, the budget bill and the bill to change the national priorities in 2013 and 2014 ('the Law'). In conjunction with this legislation, the following significant changes affecting taxation were approved:

(1)	An increase of the corporate income tax rate as of 1 January 2014 to 26.5% (1.5% increase)

(2)	Amendment to the Law for the Encouragement of Capital Investment:

i.
The tax rate on a preferred company  in Development area A, effective January 1, 2014 will be 9% (instead of 7% in 2014 and 6% in 2015 and thereafter),  and the tax rate for all other preferred companies  will be 16% (instead of 12.5% in 2014 and 12% in 2015 and thereafter).

ii.	The tax rate on dividend distributed, generated from "benefitting income" or by a company that has an approved enterprise related to tourism will increase effective January 1, 2014 from 15% to 20%.

(3)
Capital gains tax will be imposed on a company that distributes dividends out of revaluation results higher than one million NIS, as if the underlying asset was sold and re-purchased by the distributing company. Corresponding guidance was set forth with respect to the applicable law for capital gains on real estate.

B.	Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2

Net loss carry-forward	10,689	9,785
Other additions for tax Purposes	179	114

Net deferred tax asset before valuation allowance	10,868	9,899
Valuation allowance	(10,868)	(9,899)

Net deferred tax asset	-	-

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10     -     TAXES ON INCOME (Cont.)

B.	Deferred Income Taxes: (Cont.)

Net profit (loss) was incurred as following:

	Year ended December 31,
	2 0 1 3	2 0 1 2

United States	(21)	(40)
Israel	(991)	864
	(1,012)	824

C.	Tax Loss Carry-Forwards::

     Net operating loss carry-forwards as of December 31, 2013 are as follows:

Israel	42,984
United States (*)	522
43,506

     Net operating losses in Israel may be carried forward indefinitely.

     Net operating losses in the U.S. are available through 2027.

(*)
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 11     -     LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Company has registered fixed charge on bank deposits in favor of Bank Leumi. The bank deposits are used to secure a gurantee to lessor. As of December 31, 2013, the bank deposits amount to $ 34 thousands linked to NIS;

B.	The Company have registered floating liens on all of their assets in favor of certain banks.

NOTE 12     -     SUPPLEMENTARY INFORMATION:

A.	Accounts receivable

		December 31,
		2 0 1 3	2 0 1 2

(1)	Trade - allowance for doubtful accounts:

	Balance at beginning of year	50	63
	Charged to statement of operations	10	(13)
	Balance at end of year	60	50

(2)	Other:

	Prepaid expenses	23	73
	Israeli Government institutions	73	86
	Other	24	-
		120	159

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12     -     SUPPLEMENTARY INFORMATION: (Cont.)

B.	Other payables

	December 31,
	2 0 1 3	2 0 1 2

Employees and employee institutions	58	63
Israeli Government institutions	124	115
Provision for vacation	95	82
Provision for product warranty	57	95
Liability for commissions to agents	45	47
Warrants to issued shares	45	-
Accrued expenses and sundry	99	68
	523	470

C.	Credit from banks:

	% interest rate
	as of December 31,	December 31,
	2013	2 0 1 3	2 0 1 2
Short-term loans from banks:
Linked to the Dollar	2.5	183	183

See also note 7A.

D.	Cost of revenues:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Industrial operations:
Materials consumed	994	1,746	1,063
Payroll and related expenses	503	373	362
Subcontracted work	312	244	160
Depreciation and amortization	3	3	2
Other production expenses	667	595	416
Royalties (see Note 8A)	-	-	17
	2,479	2,961	2,020

E.	Financial expenses, net:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income:
Exchange differences	-	-	3
Other	3	2	120
	3	2	123
Expenses:
Interest
In respect of liability to related parties	6	-	9
In respect of credit from banks	35	46	83
Exchange differences	108	21	-
Revaluation of convertible loan and warrants	27	-	-
Warrents to issued shares compensation	45	-	-
Other	60	69	-
	281	136	92
	(278)	(134)	31

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 13     -     RELATED PARTIES

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Managements fees – included in General and administrative	379	354	375

Balance with related parties:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Short Terms Loan	200	200	191

Long Terms Loan	-	-	100

NOTE 14     -     GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

North America (mainly the United States)	1,043	1,966	1,737
Germany	232	950	182
Italy	248	175	730
Other European countries	1,056	1,609	734
China	688	1,246	660
Japan	553	-	100
Korea	-	-	270
Israel	180	123	268
Other Far Eastern countries	258	639	964
	4,258	6,708	5,645

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2

Israel	706	737
U.S.A.	15	17
	721	754