Form 20-F
period 2014-12-31
ELBIT VISION SYSTEMS LTD
filed 2015-04-30
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File No. 000-28580

________________________

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

________________________
N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 3088900
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

 85,374,782 Ordinary Shares, NIS 1.00 nominal value per share

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

☐ Yes  ☐  No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	RISK FACTORS	6
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	7
	RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4.	INFORMATION ON THE COMPANY	17
	HISTORY AND DEVELOPMENT OF THE COMPANY	17
	BUSINESS OVERVIEW	20
	ORGANIZATIONAL STRUCTURE	29
	PROPERTY, PLANTS AND EQUIPMENT	29

ITEM 4A.	UNRESOLVED STAFF COMMENTS	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
	SELECTED FINANCIAL DATA	30
	OPERATING RESULTS	33
	LIQUIDITY AND CAPITAL RESOURCES	38
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	39
	TREND INFORMATION	40
	OFF-BALANCE SHEET ARRANGEMENTS	40
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
	DIRECTORS AND SENIOR MANAGEMENT	41
	COMPENSATION	44
	BOARD PRACTICES	45
	EMPLOYEES	54
	SHARE OWNERSHIP	55

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
	MAJOR SHAREHOLDERS	57
	RELATED PARTY TRANSACTIONS	58

ITEM 8.	FINANCIAL INFORMATION	60
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
	SIGNIFICANT CHANGES	61fd61

ITEM 9.	THE OFFER AND LISTING	61
	OFFER AND LISTING DETAILS	61
	MARKETS	63

ITEM 10.	ADDITIONAL INFORMATION	64
	MEMORANDUM AND ARTICLES OF ASSOCIATION	64
	MATERIAL CONTRACTS	75
	EXCHANGE CONTROLS	76
	TAXATION	77
	DOCUMENTS ON DISPLAY	82

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	83
	FOREIGN CURRENCY EXCHANGE	84
	INTEREST RATE RISK	84

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risk factors related to our business:

•	history of losses;
•	necessity of expansion into new markets; pursuit of business to acquire;
•	reliance on a limited number of key customers;
•	reliance on a limited number of key subcontractors and suppliers;
•	lengthy sales cycle;
•	competitiveness of automated visual inspection market;
•	fluctuations in the market;
•	long payment cycle;
•	market acceptance of products;
•	flaws in our manufacturing;
•	reliance on international sales; changes in domestic and foreign regulation;
•	uncertainty of global economic conditions;
•	rapid technological change;
•	additions or departures of key personnel;
•	difficulty of penetrating new markets;
•	difficulty in protecting intellectual property;
•	involvement in litigation.

Risks related to our ordinary shares:

•	need for additional funding;
•	prohibitively large number of ordinary shares;
•	dilution of ordinary shares;
•	downward pressure on share price;
•	restricted ability to acquire with ordinary shares;
•	fluctuations in share price resulting from limited trading volume;
•	“penny stock” sale risks;
•	difficulty of trading on the OTC bulletin board;
•	volatility in the stock market;
•	further decline in share price.

General Risks:

•	conditions in Israel;
•	differentials in the rate of currency exchange and inflation;
•	Israeli government grants, programs and tax benefits; and
•	enforceability of foreign judgments by Israeli courts.

These risk factors are discussed in further detail below:

Risk Factors Related to our Business

We have a history of losses and may not be profitable in the future.

Except for 2005, 2010, 2011, 2012 and 2014, in which we generated net income of $0.611 million, $2.6 million, $1.09 million, $0.82 million and $0.66 million respectively, we have not generated net income on an annual basis since 1997. We incurred net losses of $5.9 million, $6.1 million $1.3 million, $7.5 million, $7.7 million and $1 million in 2004, 2006, 2007, 2008, 2009, and 2013 respectively.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel B.M. and Bank Hapoalim B.M. (the "Banks"). Although the terms of the restructure agreement were favorable to the Company, there is no guarantee that we will be able to comply with the repayment terms and/or be profitable in the future. We may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern.  There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Bank, see Item 10, “Material Contracts".

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

Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2008, 2011, 2012, 2013 and 2014, none of our customers in any area of business accounted for more than 10% of our net sales. In each of 2007, 2009, and 2010, we had one customer that accounted for more than 10% of our net sales in the field of automated optical vision inspection. We expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

Competition in the automated inspection industry is intense. If we are unable to distinguish our products as superior to those of our competitors, our business may be seriously harmed.

Several companies working with the textile, non-woven and technical fabric industries, such as BarcoVision, IsraVision Cognex, Wintriss, Protechna and Futec, have developed products with similar visual inspection or quality monitoring capabilities.

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

Fluctuations in the market may create periodic increases in expenses and/or reductions in demand that would be difficult to offset.

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

If flaws in either the design or manufacture of our products were to occur, including products of businesses we currently own, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs,  processes and management systems, including ISO 9001 and such other programs which actively monitor and evaluate the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

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

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. It was further agreed that we will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of April 15, 2015, hold an aggregate of approximately 38.34% of our issued shares.

In December 2012 we completed a non-brokered private placement transaction, or the 2012 Private Placement Transaction, pursuant to which we sold 5,263,158 of our ordinary shares to Mr. Avi Gross for gross proceeds of $500,000. Under the 2012 Private Placement Transaction, Mr. Gross provided us with a convertible loan and we issued Mr. Gross two warrants to purchase additional ordinary shares of our company. On June 10, 2013, Avi Gross exercised the convertible loan and one of the warrants (the "First Warrant"). Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise. For more information on the 2012 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

In July 10 2014 we completed a non-brokered private placement transaction, or the 2014 Private Placement Transaction, pursuant to which we sold an aggregate of 4,166,667 of our ordinary shares to SMD Advanced Technologies Ltd. (“SMD”), an Israeli private company controlled by Mr. Yaacov Kotlicki (“Mr. Kotlicki”), for gross proceeds of $250,000 and warrants to purchase up to 2,083,334 of our ordinary shares, for an aggregate exercise price of up to $166,666. For more information on the 2014 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

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

Given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have registered, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 7, “Major Shareholders and Related Party Transactions-Related Party Transactions” and Item 10, “Additional Information - Material Contracts”.

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of April 15, 2015 a total of 96,114,222 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 34.6% are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board (OTCQB). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in March, 2015 was 19,399 shares. The high and low bid price of our ordinary shares for the last two years has been $0.0361 and $0.2, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

We were effected by the downturn in the world economy which began in 2008, following which the securities markets in general have experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they experienced and may continue to experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. In November 2012, Israel engaged in an armed conflict under which Israel was the target of terrorist attacks executed against civilian targets in various parts of Israel, which included wide-spread rocket strikes. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. In January 2015, an escalation in violence among Israel, Hezbollah and Syria took place, which resulted in morters and missiles being fired from Syria and Southern Lebanon into Northern Israel. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have recently engaged in limited operations to defeat ISIS. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. We believe that a maximum of 4 of our employees, 11%  of our employees at any one time, could be called for active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

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

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants, which may also impair our ability to sell our technology outside of Israel.

Some of our research and development efforts were financed in part through royalty-bearing grants that we received from the Office of the Chief Scientist of the Israeli Ministry of Economics (formerly the Ministry of Industry, Trade and Labor) (the “OCS”). With respect to certain grants we are committed to pay royalties at a rate of 3% to 5% from the sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage to the Israeli CPI Index. The repayment terms are not dependent upon a timetable. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel and may not grant such approvals at all.

Additionally, the transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

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

We may not pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

Under the Israeli Companies Law, 1999 (the “Israeli Companies Law”), dividends may only be paid out of profits legally available for distribution (the “Profits Criteria”) and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the Profits Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due. We may not declare or pay cash dividends in the foreseeable future and retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

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

A.           History and Development of the Company

Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Systems Ltd., or Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board (OTCQB). From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

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

Recent Developments

Since January 1, 2012, the company has experienced the following significant developments:

2012 Private Placement Transaction

Pursuant to the 2012 Private Placement Transaction, consummated on December 10, 2012, we sold 5,263,158 ordinary shares to Mr. Avi Gross at a price per share of $0.095 for gross proceeds of $500,000. Additionally, under the 2012 Private Placement Transaction, Mr. Gross provided our company with a $300,000 convertible loan, or the Convertible Loan, at a price per share of $0.095. As part of the 2012 Private Placement Transaction, Mr. Gross also received two warrants to purchase our ordinary shares: the First Warrant  for the exercise of up to $200,000 of our ordinary shares, at a price per share of $0.095, and the second warrant, or the Second Warrant, for the exercise of up to $1,000,000 of our ordinary shares, at a price per share of $0.20, unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price per share shall be reduced to $0.17. In August 2014, our audit committee and board of directors approved an amendment to the Second Warrant, pursuant to which the exercise price for the Second Warrant was fixed at $0.17 per share The Second Warrant was originally exercisable during the period between June 10, 2013 and February 5, 2015 but was amended to extend the expiration date to December 31, 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.085). Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise.

Following the consummation of the 2012 Private Placement Transaction, Mr. Gross’ holding in the Company amounted to 11,145,511 ordinary shares, constituting 13.79% of the outstanding share capital of the Company (not including the shares issuable under the Second Warrant).

Additionally, in accordance with the 2012 Private Placement Transaction and following the above referenced exercise, as long as he continues to hold at least 5% of the Company’s issued and outstanding shares, Mr. Gross, is entitled to appoint either a representative to attend all board meetings (subject to certain limitations)  in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors. On May 1 2014, Mr Gross nominated and our board appointed Mr. Natan Avisar as Mr. Gross' appointee to serve on our board by filling a vacancy. On January 12, 2015, our annual general meeting approved the appointment of Mr. Natan Avisar as a director until our next annual general meeting.
For more information regarding the 2012 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

2014 Private Placement Transaction

Pursuant to the 2014 Private Placement Transaction, consummated on July 10, 2014, we sold an aggregate 4,166,667 ordinary shares to SMD at a price per share of $0.06 for gross proceeds of $250,000. Under the terms of this transaction, SMD's investment was to be consummated in three tranches – the first tranche of $150,000 was paid upon the closing of the transaction in consideration for the issuance of 2,500,000 ordinary shares and a three year warrant to purchase up to 1,250,000 of our ordinary shares, for an aggregate exercise price of up to $100,000. The remaining tranches were paid in November 2014, upon our achievement of certain business milestones, such that SMD paid a further $100,000 in consideration for the issuance of 1,666,667 ordinary shares and the issuance of a three year warrant to purchase up to 833,334 ordinary shares for an aggregate exercise price of up to $66,666.

Following the consummation of the 2014 Private Placement Transaction, and including the previously held personal holdings of Mr. Kotlicky in the Company, SMD's holding in the Company, directly or indirectly, amounted to 5,916,666 ordinary shares, constituting 6.93% of the outstanding share capital of the Company (not including the shares issuable under the warrants). Assuming exercise of all the warrants, Mr. Kotlicky will hold directly or indirectly, approximately 8.91% of the outstanding share capital of the Company.

Additionally, in accordance with the 2014 Private Placement Transaction and following the above referenced exercise, as long as SMD continues to hold at least 5% of the Company’s issued and outstanding shares, SMD is entitled to appoint a representative to attend all board meetings in a non-voting, observer capacity.
For more information regarding the 2014 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

Significantly Increased Revenues in 2014 Compared to 2013

Our total annual revenues for the 2014 fiscal year were $6.6 million, representing an increase of 55%, compared to the total annual revenues of approximately $4.26 million in 2013. For more information regarding 2014 financials see Item 8, “Financial Information”.

Principal capital expenditures and divestitures

From January 1, 2014  to December 31, 2014 our capital expenditures totaled approximately $9 thousand, (compared to $5  thousand during 2013 and $2  thousand during 2012), of which approximately $7 thousand (compared to $4 thousand during 2013  and $2 thousand during 2102) can be attributed to acquisitions of computers for office use. We have financed our capital expenditures from internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2015.

B.           Business Overview

Following the ScanMaster Transaction and as of June 2010, we operate in only in the industry of Automated Optical Inspection Industry, or AOI.

The AOI has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric-forming, fabric spreading, fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

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

IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.2 mm on any web width. The IQ-TEX systems can detect at web speed of up to 1,100 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

•
The IQ-TEX4 is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed & finished, denim, glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 800 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The IQ-TEX4 Lite is based on the same hardware as is used in the IQ-TEX4 system.

•
The IQ-TEX4 Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry.

Modules

We offer the following three modules for defect analysis and cut optimization for our IQ-TEX4 and IQ-TEX4 Lite systems: the Video Album workstation, the OCC (Optimization & cut control) and the Smart Table.

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

The Video Album workstation enables rapid review of web images and provides visual documentation of defects and over all roll quality. The video album workstation enables review of all recorded information, such as images and data, for each defect. This information enables:

•	reviewing and editing of defect data;
•	generation of management reports;
•	archiving of defect data; and
•	definition of points of interest and mandatory cutting points for the cutting table and OCC system.

Cut Optimization. Software that enables the user to cut a large “IQ-TEX Inspected” roll of web into smaller rolls while optimizing the fabric’s yield per class (A, B, C, etc.) according to the user’s specifications. Our OCC software offers the following benefits:

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

Accessories

We offer an extensive line of accessories designed to provide, along with the IQ-TEX4 systems, a comprehensive solution for the web inspection and grading process. These accessories include invisible ink or sticker marking units, alarm sets, IR ink for marking and external connecting devices for marking and measuring.

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

On Loom Inspection (I-Bar)

The On Loom Inspection, or the I-Bar, is a tool for textile manufacturers to maximize profit, with complete raw material utilization.

The first application of this solution is for monitoring production looms to ensure that the highest priced textile component, raw material, gives maximum product yield. The iBar provides complete reel and process inspection during the formation of the fabric web, by using high resolution micro-cameras mounted into a slim extruded aluminium housing with customizable LED illumination, allowing for defect detection and alarm activation. The iBar may be flexibly installed, thus enabling it to be mounted directly on the loom or knit machine looking directly at the reed or needles. When detecting defects, the iBar categorizes them, saves them and displays them on the interface, thus providing real-time feedback and defect elimination, designated to enable manufacturers to improve input-output ratios.

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

Sales by Principal Markets

In 2012, approximately 29% of our sales were in the United States, approximately 43% were in Europe, and approximately 28% were in the Far East. In 2013, approximately 24% of our sales were in the United States, approximately 41%  were in Europe, and approximately 35%  were in the Far East. In 2014, approximately 26% of our sales were in the United States, approximately 46% were in Europe, and approximately 28% were in the Far East. No customers accounted for more than 10% of our net sales in any of the years 2012, 2013 or 2014.

Seasonality

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

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants from the Government of Israel, we are affected by the terms of the grants that we receive from the OCS. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. See Item 5, “Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses, etc.”

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

C.           Organizational Structure

We own all of the issued and outstanding shares of our subsidiaries EVS US, Inc., or EVS US, and Panoptes LTD. EVS US is incorporated in Delaware, USA. EVS US predominantly functions as a sales and support center for our products. Panoptes is incorporated in Israel.

D.           Property, Plants and Equipment

Our headquarters and manufacturing facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 3088900. We do not own any real property. Between June 30, 2010 and June 2014 we leased approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $74,000 under a lease agreement. In June 2014 the lease agreement automatically renewed for an additional 4 year term, until June 2018, with a one-time automatic 6% increase in the annual rent (plus linkage to the Israeli Consumer Price Index) over the entire additional period. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina  USA, at an annual rent of approximately $12,000. This lease will expire in October 2015, after which the Company will seek to either renew the lease or to enter into a new lease agreement.

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

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011, and December 31, 2010, are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.
(in U.S. thousand Dollars )*	2010	2011	2012	2013	2014
Statement of Operations Data:
Net sales	3,912	5,645	6,708	4,258	6,644
Cost of sales	1,960	2,020	2,961	2,479	3,145
Gross profit	1,952	3,625	3,747	1,779	3,499
Research and development expenses, net	494	643	682	625	560
Marketing and selling expenses, net	921	1,244	1,371	1,022	1,187
General and administrative expenses	802	656	734	866	729
Total operating expenses	2,217	2,543	2,787	2,513	2,476
Operating profit (loss)	(265)	1,082	960	(734)	1,023
Other income (expenses)	(307)	(24)	(2)	-	-
Financing income (expenses), net	(291)	31	(134)	(278)	(365)
Profit (loss) before taxes	(863)	1,089	824	(1,012)	658
Taxes on income	-	-	-	-	-
Income (loss) from continuing operations	(863)	1,089	824	(1,012)	658
Loss from operations of discontinued component	(1,946)	-	-	-	-
Net Profit (Loss) of disposal of discontinued operation	5,436	-	-	-	-
Net Profit (Loss)	2,627	1,089	824	(1,012)	658
Basic earnings (loss) per share from continuing operations(1)	(0.012)	0.016	0.012	(0.013)	0.008
Diluted earnings (loss) per share from continuing operations(1)	(0.012)	0.015	0.012	(0.013)	0.008
Basic earnings (loss) per share from discontinued operations(1)	0.05	-	-	-
Diluted earnings (loss) per share from discontinued operations(1)	0.05	-	-	-
Basic earnings (loss) per share(1)	0.038	0.016	0.012	(0.013)	0.008
Diluted earnings (loss) per share(1)	0.038	0.015	0.012	(0.013)	0.008
Weighted average number of shares outstanding-Basic (1)	69,653	69,653	70,042	78,155	82,183
Weighted average number of shares outstanding-Diluted (1)	69,741	71,309	71,639	78,155	83,519

	2010	2011	2012	2013	2014
Balance Sheet Data:
Working capital	(227)	313	1,251	332	1,062
Total assets	2,068	2,948	4,207	2,840	3,629
Total liabilities	4,877	4,633	4,481	3,712	3,242
Accumulated deficit	(43,821)	(42,732)	(41,908)	(42,920)	(42,262)
Shareholders' equity	(2,809)	(1,685)	(274)	(872)	387

(1)	Computed on the basis set forth in Note 2 to our Consolidated Financial Statements.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market. As of December 2014, the Company has $99 thousands in consignment.

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

The deferred income balance as of December 31, 2013 and 2014 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2012	2013	2014
Net sales	100.0	100.0	100.0
Cost of sales	44.1	58.2	47.3
Gross profit	55.9	41.8	52.7
Research and development expenses, net	10.2	14.7	8.4
Marketing and selling expenses, net	20.4	24	17.9
General and administrative expenses	10.9	20.3	11
Total operating expenses	41.6	59	37.3
Operating income (loss)	14.3	(17.9)	15.4
Other Income (expenses)	(0.03)	-	-
Financing expenses, net	(2)	(6.5)	(5.5)
Income (loss) before taxes	12.3	(23.7)	9.9
Taxes on Income	-	-	-

Net Profit (loss)	12.3	(23.7)	9.9

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Sales

Sales in 2014 inceased by approximately 56% to $6.6 million compared with sales of $4.2 million in 2013. The increase in revenue for the year ended December 31, 2014, was due to our substantial marketing efforts in the Chinese market designated to increase our sales and strengthen our operations in this market, as well as to initial sales of the iBar, our newly introduced product..

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of revenues as a percentage of net sales was 47.3% in 2014 compared with 58.2% in 2013. The decrease in cost of revenues as a percentage of net sales was mainly due to the increase of revenues in 2014.

Gross Profit

In 2014 our gross profit was $3.5 million as compared to $1.8 million in 2013. Gross profit as a percentage of net sales was 52.7% in 2014 as compared to 41.8% in 2013. The incease in our gross profit as a percentage of revenue in 2014 was mainly due to increase in revenue, improvements introduced in our manufacting process and decrease of costs  of some of the materials used by us.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2014 were similar to net research and development expenses in 2013 which were $0.6 million, and amounted to$0.56 million.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.2 million in 2014, compared to $1 million in 2013. The increase in our marketing and sales expenses was primarily due to payment of sales commission on sales, which increased due to increase of our sales.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 11% in 2014 from 20.3% in 2013. General and administrative expenses in 2014 were $0.73 million, compared to $0.87 million in 2013. The decrease general and administrative expenses as a percentage of net sales, was due to the increase in revenues. The decrease in expenses was mainly due to the writing off of a minor investment in Micro Components Ltd, that we had made in  2014.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2010 and 2009. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2014 were $0.36 million compared to  $0.28 million in 2013. The increase was mainly due to revaluation of warrants granted to Mr. Avi Gross, which increased our financial expenses by $285 thousand.

Profit/Loss

In 2014 we recorded a net profit of $0.66 million as compared to a net loss of $1.01 million in 2013. This change was primarily due to increase in our revenues from sales of our products and improvement introduced to our production process.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.994 to the Dollar to a low of NIS 3.402 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015	4.053	3.926

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2010 – December 31, 2010	3.733 NIS/$1
January 1, 2011 – December 31, 2011	3.578 NIS/$1
January 1, 2012 – December 31, 2012	3.858 NIS/$1
January 1, 2013 – December 31, 2013	3.6 NIS/$1
January 1, 2014 – December 31, 2014	3.577 NIS/$1

In 2010, the Israeli economy recorded inflation of approximately 2.66% and the Dollar devalued against the NIS by approximately 6%. In 2011, the Israeli economy recorded inflation of approximately 2.17% and the Dollar devalued against the NIS by approximately 7.66%. In 2012, the Israeli economy recorded inflation of approximately 1.63% and the Dollar increased in value against the NIS by approximately 2.3%. In 2013, the Israeli economy recorded inflation of approximately 1.8% and the Dollar devalued against the NIS by approximately 6.5%. In 2014, the Israeli economy recorded deflation of approximately 0.2% and the Dollar increased in value against the NIS by approximately 12%.

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

Prior to our initial public offering in July 1996, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2014, we had a working capital of $1.06 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2014, our ratio of current assets to current liabilities was 1.52 compared with 1.18 on December 31, 2013. The increase between 2013 and 2014 was due to the increase in our net profit and investments during 2014.

During the years 2013 and 2014, we had no short-term marketable securities. Our trade receivables decreased to $0.9 million at the end of 2014 compared to $1 million recorded at the end of 2013. We had no material other receivables during either of 2013 or 2014. Our trade payables decreased to $0.64 million recorded at the end of 2014 compared to $0.74 million recorded at the end of 2013. Our other payables decreased to $0.46 million recorded at the end of 2014 compared to $0.52 million at the end of 2013. We utilized $1.43 million in cash from operating activities in 2014 compared to generating $1 million in 2013. This utilization of our cash was due to the increase of our profit in 2014. Our inventory increased from $0.86 million as of December 31, 2013 to $0.96 million as of December 31, 2014. Inventory as a percentage of revenues as of December 31, 2014 was 14.5% compared with 20.3% as of December 31, 2013, due to a material increase in our  revenues. Our capital expenditures on property during 2013 and 2014 were not material.

Investments

Our cash and cash equivalents increased to $1 million at the end of 2014 compared to $0.15 million recorded at the end of 2013. Short term restricted deposits were $0.04 million at the end of 2014 compared to $0.03 recorded at the end of 2013. This increase in cash and cash equivalents was due to the increase of our profit and capital investments  in 2014.

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

As of March 31, 2015, our research and development staff consisted of 4 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2014 our gross research and development expenditures for the web industry were approximately $56 million, in 2013 they were $0.6 million.

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
(in thousands)	2010	2011	2012	2013	2014
Research and development expenses, net	$494	$643	$682	$625	560
OCS grants	-	-	-	-	-
Gross research and development expenditures	$494	$643	$682	$625	560

D.	Trend Information

While any fluctuations in the AOI sector will have a substantial effect on us, based on our experience of this market (with the exception of 2008), we expect the industry to remain relatively stable for the foreseeable future.

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

F.	Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2014, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	126	63	63	-	-
Operating Building Lease Obligations	306	84	148	74	-
Total	432	147	211	74	-

G.	Safe Harbor

 Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As of March 31, 2015, our directors, senior managers and key employees were as follows:

Name	Age	Position

Josef Ran*	67	director and chairman of the board
Sam Cohen (1)	48	chief executive officer
Yaron Menashe (2)	39	director and chief financial officer
Amos Uzani*	60	external director
Yaky Yanay*	44	director
Orit Stav*	45	external director
Natan Avisar	50	director

(1) As of March 31, 2015, Mr. Cohen holds 16,368,403 of our ordinary shares, in addition to options to purchase 220,000 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 19.24% of the outstanding ordinary shares of the company.

(2) As of March 31, 2015, Mr. Menashe holds 16,368,403 of our ordinary shares, in addition to options to purchase 315,000 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 19.33% of the outstanding ordinary shares of the company.

* Beneficially owns less than  1% of our outstanding ordinary shares.

Josef Ran served as president and CEO of the Company from 1998 until 2000 after being VP of Elbit Systems for many years and managing several companies in the Elbit group. He was elected as a director on April 28, 2013, selected as Chairman of the Board of Directors on May 16, 2013 and re-elected for service as a director by our annual general meeting on January 12, 2015 for additional term until our next annual general meeting. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of Tortech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the Development & Manufacture of an innovating material in the field of  Carbon Nano-Fiber. Mr. Ran also currently manages JRC (Ran) Ltd., a M&A and Investment Banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Palbam  Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active Chairman of Cabiran (1991) Ltd., an aluminum "Lost Wax" method casting house, and from 2007 until 2009, Mr. Ran served as the active Chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active Chairman of Plasan Sasa. From 2006 until 2014 Mr. Ran served as a Strategic Advisor to the Israeli Chief Scientist at the Ministry of Economy.

Sam Cohen joined the company in 2003 and has served as our chief executive officer and director since June 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Cohen was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From June 2010 until March 2012, Sam Cohen was also chairman of our board of directors. In 1993 Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli firms, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe has served as our chief financial officer since December 2006. Mr. Menashe has served as a director of the company since June 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Menashe was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

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

Yaky Yanay was elected to our board of directors in July 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Yanay was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 2002 until 2006, Mr. Yanay served as our chief financial officer. From 2006 and until February 2014 and from March 2013 and until February 2014, Mr. Yanay served as the chief financial officer and Executive Vice President, respectively, of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI), a biotechnology company specializing in the research and development of cell therapy products for the treatment of various disorders ("Pluristem"). Since February 2014, Mr. Yanay serves as the President and Chief Operating Officer of Pluristem. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

Orit Stav currently serves on the board of directors of several companies, including Aran Research & Development Ltd., Israel Canada Ltd., I.B.I Amban Investments Management Ltd. and Priortech Ltd. From 2006 until 2009, Ms. Stav served as the manager of the Israel office of Siemens Venture Capital ("SVC"), the venture capital arm of Siemens AG, during which time she represented the fund in all of its investment activities in Israel. From 1998 until 2005, Ms Stav served as an investment partner at Platinum Neurone Ventures, an Israeli venture capital fund, specializing in investments in the later-stage and growth-stage companies in the fields of Communications, Information Technology, Semiconductors and Medical Devices. Ms. Stav holds a bachelor's degree in Economics and Management from the University of Tel Aviv and an MBA from the University of Hertfordshire, UK.

Natan Avisar was elected to our board on May 1, 2014, by the members of our board of directors to fill a vacancy, and in accordance with the terms of the 2012 Private Placement Transaction. On January 12, 2015, Mr. Avisar was elected for service as a director by our annual general meeting until our next annual general meeting. Since 2012, Mr. Avisar has served as the chief executive officer of Aga Holdings. a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the executive vice president of operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a senior vice president, Finance and Operations, of Scitexvision America, a subsidiary of Scitex Ltd. (OTCM: SCIXF; TASE: SCIX TA). Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

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

In accordance with the 2012 Private Placement Transaction, for as long as Mr. Avi Gross continues to hold at least 5% of the Company’s issued and outstanding shares, he is entitled to appoint either a representative to attend all board meetings (subject to certain limitations) in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors, currently Mr. Natan Avisar. For more information on the 2012 Private Placement Transaction see Item 4.A “Recent Developments”.

In accordance with the 2014 Private Placement Transaction, for as long as SMD continues to hold at least 5% of the Company’s issued and outstanding shares, it is entitled to appoint a representative to attend all board meetings in a non-voting, observer capacity. As of the date hereof, SMD has yet to appoint such an observer. For more information on the 2014 Private Placement Transaction see Item 4.A “Recent Developments”.

B.	Compensation

During 2014, we paid to all our directors and officers a total of approximately $0.38 million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. For information regarding option plans under which directors and offices were granted with options, see Item 6.E “Share Ownership”.

The table below reflects the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014. For purposes of the table below "compensation" includes amounts accrued or paid in connection with consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and phone and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in its financial statements for the year ended December 31, 2014, plus compensation paid to such executives following the end of the year in respect of services provided during the year. All amounts are in U.S dollars.

Name and Principal Position(1)	Fee(2)	Equity-Based Compensation(3)	All Other Compensation(4)	Total
Sam Cohen – CEO and Director	184	5	26	215
Yaron Menashe - CFO and Director	160	5	19	184
Josef Ran – Director	13	3	-	16
Yaky Yanay – Director	13	-	-	13
Natan Avisar –Director	4	4	-	8

(1)	All executive officers are engaged with the Company on a full time (100%) basis expect for directors.

(2)	Fee includes the total annual fee as agreed in each office holder's respective services agreement.

(3)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2014 based on the option's value, calculated in accordance with accounting guidance for equity-based compensation.

(4)	Includes leased car expenses and mobile phone expenses.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2014.

C.	Board Practices

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

The initial term of an external director is three years and, and may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to one additional term), provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted amendment to the Companies Law (“Amendment 26”), effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.   Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors.

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

Unless otherwise specified in the terms of the variable compensation of an office holder, our Policy dictates that the board of directors shall have discretion to unilaterally reduce such office holder's variable compensation. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders.  Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. Option grants to our non-employee directors will vest on a monthly basis over a period of three years. Other than as may be required pursuant to the covenants under the Company’s bank loan agreements with respect to certain minimum ownership thresholds by each of our Chief Executive Officer and Chief Financial Officer, the Company does not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control. On January 12, 2015, our annual general meeting approved, pursuant to approvals of our compensation committee and board of directors, an amendment to the Policy, according to which, the exercise price of equity-based compensation shall be determined as of the date on which the board of diectors approves the award of such compensation, according to acceptable valuation practices at the time of such approval on the date of the approval by the Board, instead of  on the date grant was approved by the Company’s shareholders.

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

As of March 31, 2015, we employ a total of 37 individuals on a full time basis. Of these individuals, 17 are employees of our company and 20 are engaged as independent contractors. Of these individuals, 18 were employed in Israel, 5 were employed in Europe, 4 were employed in the United States, and 10 were employed in Asia.

2014

As of December 31, 2014, we employed a total of 36 full time persons of which 16 were engaged as independent contractors.

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

Of the persons listed in Item 6.A, “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and options to purchase 220,000 of our ordinary shares, constituting (if all his convertible securities were exercised) 19.24% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and options to purchase 315,,500 of our ordinary shares, constituting (if all his convertible securities were exercised) 19.33% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 9 to our consolidated financial statements.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 1,500,000 ordinary shares. As of April 15, 2015, options to purchase 218,750 of such ordinary shares were outstanding. 7,500 of the outstanding options have an exercise price of $0.78 per share, 30,000 of the outstanding options have an exercise price of $0.75 per share, 25,000 of the outstanding options have an exercise price of $0.70 per share, 27,500 of the outstanding options have an exercise price of $0.4 per share and 128,750 of the outstanding options have an exercise price of $0.28 per share. As of April  15, 2015, 218,750 of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is November 2013, and the 2003 Share Option Plan expired in accordance with its terms upon which expiration any unallocated shares under this plan were returned to the general pool of registered but unissued share capital of the Company. The remaining outstanding options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time.In 2012 the number of ordinary shares issuable under the share option plan was increased to 3.5 million and on August 8, 2014 was further increased to 4.5 million. As of March 31 2015, options to purchase 3,750,000 of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of $0.49 per share, 100,000 of the outstanding options have an exercise price of $0.46 per share, 30,000 of the outstanding options have an exercise price of $0.32 per share, 50,000 of the outstanding options have an exercise price of $0.28 per share, 5,000 of the outstanding options have an exercise price of $0.25 per share, 100,000 of the outstanding options have an exercise price of $0.1 per share, 150,000 of the outstanding options have an exercise price of $0.09 per share, 845,000 of the outstanding options have an exercise price of $0.08 per share, 645,000 of the outstanding options have an exercise price of $0.07 per share and 1,800,000 of the outstanding options have an exercise price of $0.05 per share. As of April 15, 2015, 2,693,333 of the options were vested. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted is March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25%-33% commencing the beginning of the second year after the grant and as to an additional 25%-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and notes set forth information, as of March 31, 2015, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Sam Cohen (1)(3)	16,438,403	19.24%

Yaron Menashe (2)(3)	16,533,403	19.33%

All directors and officers as a group (4)	33,839,304	39.24%

Avi Gross (5)	17,027,864	18.65%

SMD Advanced Technologies Ltd. (6)	7,750,000	8.71%

The percentages in this table are based on 85,374,782 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)	Includes 70,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(2)	Includes 165,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)	Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(4)	Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

(5)	Includes 5,882,353 ordinary shares issuable upon the exercise of the Second Warrant.

(6)	Includes 1,750,000 shares held directly by Yaakov Kotlicki, and 1,833,333 ordinary shares issuable upon the exercise of warrants exercisable within 60 days.

As of April 15, 2015, there were a total of 52 holders of record of our ordinary shares, of which 10 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 30.7% of our outstanding ordinary shares.

Voting Agreements

As of April 15, 2015, we are not aware of any voting agreements with respect to the voting rights of our shares.

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

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the the Companies Law, the terms of the agreement were subsequently reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 62,500 as of October 1, 2011 (the "Amended Cycloes Agreement"). Since the duration of the Amended Cycloes Agreement exceeds three years, the agreement is required to be re-approved by the shareholders every three years. On January 12, 2015, our annual general meeting so re-approved the Amended Cycloes Agreement. For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

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

As part of the debt restructuring agreements with our banks, the agreement provided for an automatic increase of the monthly fee by 25% as of October 1, 2011, subject to our achievement of various financial milestones. In accordance with the Companies Law, the terms of the agreement were subsequently reapproved by our shareholders on January 17, 2012, and the monthly fee increase retroactively to NIS 53,750 as of October 1, 2011 (the "Amended Yaron Financial Agreement"). Since the duration of the Amended Yaron Financial Agreement exceeds three years, the agreement is required to be re-approved by the shareholders every three years. On January 12, 2015, our annual general meeting so re-approved the Amended Yaron Financial Agreement.

For more information regarding our restructuring agreements with our banks, see Item 10, "Additional Information - Material Contracts".

Loan Arrangement with Sam Cohen and Yaron Menashe

As a condition to our debt restructuring agreement with our two banks, in June 2010, each of Mr. Sam Cohen and Yaron Menashe undertook two financial commitments toward the company. Each of Mr. Cohen and Mr. Menashe provided us with a loan in the amount of US $50,000. The repayment of this loan shall occur in one of the following two ways: (i) commencing July 1, 2012 subject to compliance with the repayment terms of two pre-existing loans; or (ii) Commencing 2013 upon our request, where such request is accompanied by a confirmation letter issued by a certified external auditor confirming the following conditions (the "Repayment Conditions"): (a) existence of net profit for distribution; (b) existence of positive cash flow from ongoing operations; (c) the repayment amount shall not exceed 50% of the net profit for distribution and/or the positive cash flow from ongoing operations, the lower of the two, and in any case shall not exceed the outstanding loan amount; and (d) the auditor's confirmation provides that our tangible share capital is greater than zero. As of December 31, 2014 the Company has fully repaid the loans by meeting the Repayment Conditions.

Further, each of Messrs. Cohen and Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011 and further agreed to the delayed repayment until fully repaid in December 2014.

Remuneration Arrangement with Natan Avisar

On January 12, 2015, our annual general meeting approved the remuneration terms to be paid to Mr. Natan Avisar in connection with his service as a director in the Company on behalf of Mr. Avi Gross. According to the remuneration arrangement, Mr. Natan Avisar is entitled to receive the fixed remuneration terms set forth in the Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors), for annual fees and for participation in meetings of our board of directors and its committees, and the grant of options to purchase 170,000 of our ordinary shares under the 2006 Share Option Plan, at an exercise price equal to the closing price of the ordinary shares on the Over the Counter market in the United States, on the date the award was approved by our board of directors, which shall vest in equal portions each quarter for three years from the date on which the board approved the award, for as long as Mr. Avisar continues to serve as a director on our board.

C.	Interests of Experts and Counsel

 Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F28.

Export Sales

In  2012, 2013 and 2014 98.2%, 95.7% and 96.8 of our sales, respectively, amounting to $6.58 million. $4.02 million and $6.4 million respectively, were due to our products being exported outside of Israel.

Litigation

From time to time we are a party to various litigation matters incidental to the conduct of our business. Except as disclosed above, there is no pending or threatened legal proceeding to which either we or any of our directors, members of our senior management or affiliates are a party to, that, in the opinion of our management, is likely to have a material adverse effect on our future financial results or financial condition.

Dividend Distributions

To date, we have never paid any cash dividends on our ordinary shares. . Our current policy is to retain earnings for reinvestment in our business.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
March 2015	0.16	0.14
February 2015	0.169	0.16
January 2015	0.173	0.112
December 2014	0.1675	0.13
November 2014	0.173	0.127
October 2014	0.173	0.125
September 2014	0.18	0.1221

Fourth quarter 2014	0.173	0.125
Third quarter 2014	0.18	0.1
Second quarter 2014	0.135	0.05
First quarter 2014	0.07	0.04
Fourth quarter 2013	0.08	0.04
Third quarter 2013	0.08	0.06
Second quarter 2013	0.09	0.04
First quarter 2013	0.1	0.08

Year ended 2014	0.18	0.04
Year ended 2013	0.07	0.05
Year ended 2012	0.11	0.06
Year ended 2011	0.12	0.06
Year ended 2010	0.09	0.04

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

 Not applicable

B.            Memorandum and Articles of Association

Our shareholders approved our articles of association on February 21, 2006. Our objective as stated in our articles of association is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, as amended.

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

Our articles of association require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. In addition, general meetings will require at least 35 days’ prior notice to the extent required with respect to certain matters as required under the regulations issued pursuant to the Israeli Companies Law. No business may be commenced until a minimum quorum under applicable law, which currently provides for two or more shareholders holding at least one-quarter of the voting rights are present in person or by proxy. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

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

The Israeli Companies Law

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title or (vii) another manager directly subordinate to the general manager.

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants as well as the siblings and parents of the office holder's spouse) and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company's business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Israeli Companies Law, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

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

Pursuant to the Israeli Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Israeli Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Israeli Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Israeli Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Israeli Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

In addition, under the Israeli Companies Law, certain transactions or a series of transactions are considered to be one private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his, her or its power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee or the compensation committee, by the board of directors and by the shareholders.

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approved the tender offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Israeli Companies Law provides for an exception regarding the threshold requirements for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition (provided, however, that subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right).

The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company. Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel) the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares. The Israeli Securities Authority is of the view that U.S. securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from these relief regulations and are thus subject to the general provisions of the Israeli Companies Law which require a special tender offer as outlined above.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days prior notice to the extent required under the regulations to the Companies Law. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided, however, that if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent). If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014 and Amendment 26 which came into effect during July 2014. The purposes of these amendments to the Israeli Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Israeli Companies Law are incorporated into the above discussions of the Company. Additional changes to the Israeli Companies Law pursuant to these recently passed amendments include:

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

Although we expect to be in compliance with the Israeli Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of these recently passed amendments to the Companies Law.

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

Furthermore, the Israeli Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Israeli Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

In addition, the Israeli Companies Law dictates that any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

The Israeli Companies Law does not describe the substance of the aforementioned duty to act with fairness but provides that laws applicable to a breach of contract, adjusted according to the circumstances and taking into account the status within the company of such shareholder shall apply to a breach of such duty.

See also Item 6, “Directors, Senior Management And Employees – Directors And Senior Management”

Home Country Practices

Below is a concise summary of the significant ways in which our corporate practices, which are in accordance with Israeli law and practice, including the provisions of the Israeli Companies Law, differ from the requirements which may be applicable to domestic U.S. listed companies:

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

•
Executive Compensation – We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation.

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

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law.

•
Equity Compensation Plans - We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans, as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	Material Contracts

ScanMaster Transaction

In June 2010, pursuant to a series of agreements, we completed the sale of ScanMaster to a group of purchasers led by David Gal, our former chief executive officer and chairman of our board of directors, and Ofer Sela, who previously served as our executive vice president, research and development.

In connection with the ScanMaster Transaction, we entered into a Creditor Agreement. For more information regarding this agreement, see Item 7.B “Related Party  Transactions”.

Debt Restructure Agreement with the Banks

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which was scheduled to commence on January 1, 2013, subject to us meeting certain milestones set by the Banks. As of December 31, 2014 the Company has fully repaid the loans.

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

2012 Private Placement Transaction between the Company and Avi Gross

Under the 2012 Private Placement Transaction, which was completed in December 2012, the company and Mr. Avi Gross entered into a Registration Rights Agreement, pursuant to which the company agreed to use its best efforts in order to prepare and file with the SEC, by December 10, 2013, a Registration Statement to cover the resale of the shares purchased by Mr. Gross as part of the 2012 Private Placement Transaction, with such shares to include those shares that are issuable to Mr. Gross subject to the exercise of the Convertible Loan, the First Warrant and the Second Warrant. For additional information regarding the 2012 Private Placement Transaction see Item 4, “Recent Developments – 2012 Private Placement Transaction”. We filed such Registration Statement with the SEC on December 4, 2013 and it was declared effective by the SEC on January 10, 2014.

2014 Private Placement Transaction between the Company and SMD Advanced Technologies Ltd.

For information regarding the 2014 Private Placement Transaction see Item 4, “Recent Developments – 2014 Private Placement Transaction”.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 26.5% of their taxable income beginning in 2014 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance (New Version), 5721- 1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms’ length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax Law (Inflationary Adjustments), 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the revenues for tax purposes are measured in nominal values, excluding certain adjustments for changes in the consumer price index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the R&D Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS are eligible for grants or loans of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program, subject to meeting certain criteria. Regulations under the R&D Law generally provide for the payment of royalties to the OCS of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale or commercialization of such products and services. In the absence of income derived from such products, no payment is required. Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the R&D Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the OCS for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

Extent of Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as percentage of Grants
less than 50%	120%
between 50% and 90%	150%
90% and more	300%

In general, the technology developed with the OCS grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the R&D Law and may not be transferred to non-Israeli third parties. A recent amendment to the R&D Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be substantially increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

The Israeli authorities have indicated that the government may reduce or abolish grants from the OCS in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS. We cannot assure you that applications to the OCS will be approved and, until approved, the amounts of any grants are not determinable.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time in which dividend are being distributed or was a substantial shareholder during the 12 months that preceded the date of dividend distribution). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 20%. A lower rate may be provided for in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of a Approved Enterprise (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Certain Reporting Requirements

Certain U.S. investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. investor and us. Substantial penalties may be imposed upon a U.S. investor that fails to comply. Each U.S. investor should consult its own tax advisor regarding these requirements.

In addition, recently enacted legislation imposes new reporting requirements for the holder of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain thresholds. Our shares are expected to be subject to these new reporting requirements unless the shares are held in an account at a domestic financial institution. Penalties may apply to any failure to comply with such reporting requirements. U.S. investors should consult their own tax advisors regarding the application of this legislation.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions with respect to our shares or proceeds on the disposition of our shares paid within the United States (and, in certain cases, outside the United States) to U.S. investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. investor’s U.S. federal income tax liability and such U.S. investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2009, 2010, 2011 2012 and  2013 (the regular rate of corporate tax being 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014).

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

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates,interest rates. Other than if we deem it to be necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments.

Foreign Currency Exchange

The majority of our revenues is generated in, or linked to, U.S. Dollars. In addition, a substantial portion of our costs is incurred in NIS. We believe that the Dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the Dollar.

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

As of December 31, 2014, we had accounts payable in NIS or in funds linked thereto in the amount of $0.45 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $45 thousand.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2014 we had liabilities in the amount of $0.65 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $2 thousand.

Israeli CPI Risk

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to funds we owe to the OCS.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2014 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2014.

This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

(c) Attestation Report of the Registered Public Accounting Firm

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

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

ITEM 15T.	Controls and Procedures

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16.A.	Audit Committee Financial Expert

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor, Zohar & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2013 and December 31, 2014.

	2013	2014

Audit Fees(1)	33,000	33,000
Audit-Related Fees(2)
Tax Fees(3)
Other Fees	-	-
Total	33,000	33,000

(1)
Audit Fees consist of fees for professional services rendered for the audit of the Company’s annual consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-Related Fees consist of accounting consultation and consultation on financial accounting standards, not arising as part of the audit.
(3)
Tax Fees are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the Audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

See pages F-1 to F-28.

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

4.13	Securities Purchase Agreement between the Company and SMD Advanced Technologies Ltd. dated July 10, 2014.

4.14	Warrant dated July 10, 2014, issued to SMD Advanced Technologies Ltd, exercisable for up to 1,250,000 of the Company’s ordinary shares.

4.15	Warrant dated November 16, 2014, issued to SMD Advanced Technologies Ltd, exercisable for up to 833,334 of the Company’s ordinary shares.

4.16
The Executive Compensation Policy of the Registrant, as amended, approved by the shareholders on December 2, 2013 and January 12, 2015, incorporated by reference to Annex A to Proposal 1 found in Exhibit 1 to the Form 6-K as filed with the Commission on October 24, 2013 and to Form 6-K filed with the Commission on December 11, 2014, respectively.

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

April 30, 2015

ELBIT VISION SYSTEMS LTD.

By:	/s/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2014 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2014 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel April 29, 2015

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2 0 1 4	2 0 1 3
Assets

CURRENT ASSETS:
Cash and cash equivalents		1,067	152
Restricted deposit (short term)	11A	44	34
Trade account receivables (net of allowance for doubtful account 2014- $60 thousands, 2013- $60 thousands)	12A1	901	1,013
Other receivables	12A2	110	120
Inventories	3	965	865

Total current assets		3,087	2,184

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	194	296
Other long-term receivables and investment	4	79	87

		273	383

PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization)	5	27	31

OTHER ASSETS
Goodwill		242	242

Total assets		3,629	2,840

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31,
	Note	2 0 1 4	2 0 1 3

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	12C	183	183
Current Maturities of Long Term Loan from Shareholders and Other		170	370
Trade account payable		637	738
Deferred income	2I(3)	578	38
Other payable	12B	457	523

Total current liabilities		2,025	1,852

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	484	838
Other Long Terms Liabilities	8	526	708
Accrued severance pay	6	207	314
Total long-term liabilities		1,217	1,860

Total liabilities		3,242	3,712

SHAREHOLDERS' EQUITY (DEFICIENCY):	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2014 and 2013
Issued and outstanding:
December 31, 2014– 85,184,782 Ordinary shares December 31, 2013 – 80,798,290 Ordinary shares		19,775	18,554
Additional paid-in capital		22,874	23,494
Accumulated deficit		(42,262)	(42,920)

Total shareholders’ Equity		387	(872)

Total liabilities and shareholders’ Equity		3,629	2,840

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 4	2 0 1 3	2 0 1 2
Revenues:
Sale of products		5,718	3,365	5,882
Services rendered		926	893	826
		6,644	4,258	6,708
Cost of revenues:	12D
Cost of products sold		2,514	1,780	2,507
Cost of services rendered		631	699	454
		3,145	2,479	2,961

Gross profit		3,499	1,779	3,747

Research and development		560	625	682
Marketing and selling		1,187	1,022	1,371
General and administrative		729	866	734
Operating Profit (loss)		1,023	(734)	960
Financial expenses - net	12E	(365)	(278)	(134)
Profit (loss) before other expenses		658	(1,012)	826
Other expenses		-	-	(2)
Profit (loss) before taxes on income		658	(1,012)	824
Taxes on income	10	-	-	-
Net Profit (loss) for the year		658	(1,012)	824

Profit (loss) per share:
Basic earnings (loss) per share		0.008	(0.013)	0.012
Diluted earnings (loss) per share		0.008	(0.013)	0.012

Weighted average number of shares used in
Computation of Profit (loss) per share –
Basic (in thousands)		82,183	78,155	70,042
Diluted (in thousands)		83,519	78,155	71,639

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares	Amount	Capital*	deficit	Deficiency
	In thousands		U.S. dollars in thousands

BALANCE – January 1, 2012	69,653	15,556	25,491	(42,732)	(1,685)
CHANGES DURING 2012:
Profit for the year	-	-	-	824	824
Issuance of share capital and warrants (note 9a)(*)	5,263	1,383	(872)	-	511
Issuance of debt beneficiary conversion feature	-	-	51	-	51
Share based compensation expenses	-	-	25	-	25
BALANCE – DECEMBER 31, 2012	74,916	16,939	24,695	(41,908)	(274)

CHANGES DURING 2013:
Loss for the year	-	-	-	(1,012)	(1,012)
Issuance of share capital and warrants (note 9a)(**)	5,882	1,615	(1,290)	-	325
Issuance of debt beneficiary conversion feature	-	-	50	-	50
Revaluation of convertible loan and warrants	-	-	27	-	27
Share based compensation expenses	-	-	12	-	12
BALANCE – DECEMBER 31, 2013	80,798	18,554	23,494	(42,920)	(872)

CHANGES DURING 2014:
Profit for the year	-	-	-	658	658
Issuance of share capital and warrants (note 9a)(***)	4,386	1,221	(991)	-	230
Reclassification of warrants to equity	-	-	330	-	330
Share based compensation expenses	-	-	41	-	41
BALANCE – DECEMBER 31, 2014	85,184	19,775	22,874	(42,262)	387

(*) Net of share issuance costs in the amount of $40.
(**) Net of share issuance costs in the amount of $20.
(***) Net of share issuance costs in the amount of $20.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
Cash flows from operating activities:
Net profit (loss)	658	(1,012)	824

Adjustments to reconcile net profit (loss) to Net cash provided by (used in) operating activities:
Depreciation and amortization	13	17	7
Impairment of investment	-	65	-
Changes in warrants to issues shares	-	45	-
Revaluation of convertible loan and warrants	285	27	-
Liability for employee rights upon retirement	(5)	1	59
Stock based compensation	41	12	25
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	112	86	(306)
Decrease (increase) in other accounts receivable	10	39	(38)
Increase (decrease) in trade accounts payable	(101)	(179)	480
Changes in Deferred income	540	(26)	(434)
Increase (decrease) in other accounts payable	(21)	8	59
Increase in inventories	(100)	(92)	(297)
Net cash provided by (used in) operating activities	1,432	(1,009)	379

Cash flows from investing activities:
Purchase of property and equipment	(9)	(5)	(2)
Long-term receivables	8	34	39
Redemption of (investment in) restricted deposit	(10)	(4)	60
Proceeds from disposal of discontinued operations	-	-	2
Funds severance pay	-	-	(62)
Net cash provided by (used in) investing activities	(11)	25	37

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	230	178	760
Short-term credit from bank – net	-	-	(7)
Repayments of loan from Shareholder	(200)	(169)	(260)
Repayments from Long- terms loan	(354)	-	-
Repayments of Long- terms loan	(182)	(183)	(175)
Other Long terms liabilities	-	(82)	(72)

Net cash provided by (used in) financing activities	(506)	(256)	246

Net increase (decrease) in cash and cash equivalents	915	(1,240)	662

Balance of cash and cash equivalents at Beginning of year	152	1,392	730

Balance of cash and cash equivalents at end of year	1,067	152	1,392

Non cash activities:
Conversion of convertible debt to equity	-	147	-

Reclassification of warrants to equity	330	-	-

Discount on convertible notes recognized to beneficial conversion 0feature	-	50	-

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	39	42	46

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

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers repay loan of $550 thousands in cash and undertook to repay the Company the sum of $675 thousands  in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.Following this Loan agreement , in 2012 the loan was reduce in $450 thousands.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2014 the Company has $99 thousands in consignment.

(b)           Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)           Multiple Deliverables

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BSP in its allocation of arrangement consideration. The objective of BSP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BSP for a product or a service based on its past and current pricing practices. The determination of BSP is made through consultation with and formal approval by the Company’s management. We have establish processes to update BSP for each element ,when appropriate, to ensure that it reflects recent pricing experience.

(2)       Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)       Deferred income

The deferred income balance as of December 31, 2014 and 2013 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.        Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.        Advertising expenses:

Advertising expenses are expensed as in incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $ 52 thousands, $ 81 thousands and $ 30 thousands, respectively.

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

M.       Income (loss) per share (“EPS”):

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 12,352,988, 11,095,515 and 10,134,915 shares for the years 2014, 2013 and 2012, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.        Stock-based compensation:

The Company recognizes $ 41 thousands of compensation expenses in 2014 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 9b.

O.       Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

P.        Consentration of credit risk:

As of December 31, 2014 and 2013, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.        Consentration of credit risk (Cont.):

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.       Issuance of shares, warrants and a convertible note to an investor:

The December 2012 Agreement (see note 9A (3)), included a shares, convertible debt instrument with stock warrants, and a beneficial conversion features. Under ASC 470-20-25, the Company separated the shares, debt instruments and the warrants based on their relative fair value for the liability components and for the equity components. The company accounted for the first warrants as an equity component and the second warrants as a liability component under the provision of ASC 815-10. In addition, the Company concluded that the liability component includes beneficial conversion features. Under ASC 470-20-25, issuers of certain debt instruments with beneficial conversion features need to allocate to an equity component. The Company separated it accordingly.

NOTE 3	-	INVENTORIES

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

Raw materials	606	529
Work in process	225	121
Finished products	134	215
	965	865

The balances are net of write-down of $643 thousands as of December 31, 2014 and 2013.

NOTE 4	-	OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

Deposits on leased vehicle and other(see also Note 8b2)	11	7
Loan to non-affiliated companies (see Note 1 and (1) below)	68	80
	79	87

On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2013 the Company holds 2% of MCL's ordinary shares. In 2013 the Company recognized full impairment of the investment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 5	-	PROPERTY AND EQUIPMENT

A.          Comprised as follows:

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

Machinery and equipment	1,710	1,709
Leasehold improvements	24	24
Office furniture and equipment	44	44
	1,778	1,777
Less - accumulated depreciation and amortization	1,751	1,746
	27	31

B.	Depreciation and amortization expenses totaled $13 thousands, $ 17 thousands, and $7 thousands, in the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 6	-	ACCRUED SEVERANCE PAY, NET

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

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 7	-	LONG TERM LOANS

A.	Composed as follows:

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

Loans from banks (1)	484	666
Loans from Shareholders (2)	-	172
	484	838

In June 2010, the Company signed new agreements with Bank Le'umi Le'Israel Ltd and Bank Hapoalim Ltd (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks forgave approximately $2.4 million of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment by the Company of $1 million over 5 years and a further $600 thousands over 10 years.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 7	-	LONG TERM LOANS (Cont.)

A.
Composed as follows: (Cont.)

In May 2010 the Company signed agreements with its major shareholders to loan US $100 thousands. The loan is repayable upon fulfillment of certain conditions (as further elaborated in the agreement) aimed to ensure the Company achieved financial stability prior to repayment.

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

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

2014	-	351
2015	183	183
2016	183	183
2017 and thereafter	118	121
	484	838

NOTE 8	-	OTHER LONG TERMS LIABILITIES

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8	-	OTHER LONG TERMS LIABILITIES (Cont.)

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

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2014 is approximately $550 thousands.

In January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten years with monthly installment of $9.2 thousands (36 thousands NIS) per month.

B.        Lease commitments

(1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2018.

To secure the amounts due to the lessor, the Company has deposited a total of $ 26 thousands.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2014, are as follows:

$ in thousands
Year ending December 31:
2015	84
2016	74
2017	74
232

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 92 thousands, $ 87 thousands, and $ 92 thousands in the years ended December 31, 2014, 2013 and 2012, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8	-	OTHER LONG TERMS LIABILITIES (Cont.)

B.        Lease commitments (Cont.)

(2)
The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2014 – 2017 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2014, are as follows:

$ in thousands

2015	63
2016	47
2017	16
126

To secure the amounts due to the lessor, the Company has deposited a total of $ 6 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2014, 2013 and 2012, amounted to $ 98 thousands, $ 109 thousands and $ 87 thousands respectively.

C.        Guarantees

As of December 31, 2014, the Company gave $13 thousands guarantees to its customers.

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

(3)
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

(4)
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

In May 2013 Mr. Gross convert the convertibale note to company shares and the Company reduce the Conversion rate to $0.085 and postponed the exercisable date of the second warrants to December 2015. In August 2014 the company set the exercise price of the second warrants to $0.17 accordingly , the company reclassified the warrants to Equity.

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

(b)
In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries. The Board of the Company increase the aggregate number of option to 4,500,000 for 2006 plan.

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

During 2012, 2013 and 2014 no options were exercised.

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

B.       Share option plans: (Cont.)

(2)       Options granted to employees:

(a)
A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2014, 2013 and 2012, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2014		2013		2012
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	4,804,444	0.4	5,509,563	0.45	6,139,463	0.45
Changes during the year:
Granted (1)	1,140,000	0.08	345,000	0.09	85,000	0.08
Exercised	-	-	-	-	-	-
Forfeited	(1,716,834)	0.92	(1,050,119)	0.43	(714,900)	0.42
Options outstanding at end of year	4,227,610	0.1	4,804,444	0.43	5,509,563	0.45
Options exercisable at year end	3,169,583	0.11	3,689,416	0.4	4,627,071	0.55
Weighted average fair value of options granted during the year (2)	$0.04		$0.09		$0.08

(1)	Options granted in 2014, 2013 and 2012 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9	-	SHAREHOLDER’ EQUITY (Cont.)

B.        Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(a)	(Cont.)

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2013 and 2014, with the following weighted average assumptions:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
Dividend yield	0%	0%	0%
Expected volatility	64%	64%	92%
Risk-free interest rate	1.5%	1.5%	1.5%
Expected life - in years	4	4	4

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2014:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2014	life	2014	life
$		Years		Years

0.05-0.32	4,012,610	1.15-9.48	2,954,583	1.15-9.48
0.4-0.46	127,500	2.28-3.12	127,500	2.28-3.12
0.49-0.70	50,000	0.98-3.01	50,000	0.98-3.01
0.75-0.85	37,500	1.15-2.29	37,500	1.15-2.29
	4,227,610		3,169,583

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9	-	SHAREHOLDER’ EQUITY (Cont.)

B.        Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(c)
As of December 31, 2014 the aggregate intrinsic value for the option exercisable was $223 thousands with a weighted average remaining contractual life of 4.3 years.

The unrecognized compensation expenses calculated under the fair value method for stock options expected to vest as of December 31, 2014 is approximately $ 21 thousands and is expected to be recognized over a weighted average period of 1 year.

NOTE 10	-	TAXES ON INCOME

A.	Tax Rates Applicable To The Income Of The Company: The Company's taxable income is subject to income tax at the regular corporate rate of 26.5% and in US 35%.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10	-	TAXES ON INCOME (Cont.)

B.
Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended december 31,
	2014	2013

Net loss carry-forward	10,525	10,689
Other additions for tax Purposes	154	179
Net deferred tax asset before valuation allowance	10,679	10,868
Valuation allowance	(10,679)	(10,868)
Net deferred tax asset	-	-

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

Net profit (loss) was incurred as following:

	Year ended december 31,
	2014	2013

United States	(238)	(21)
Israel	896	(991)
	658	(1,012)

C.	Tax Loss Carry-Forwards: Net operating loss carry-forwards as of December 31, 2014 are as follows:

Israel	41,684
United States *	757
42,441

Net operating loss carry-forwards as of December 31, 2013 are as follows:

Israel	42,984
United States *	522
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

As of December 31, 2014, the bank deposits amount to $ 44 thousands;

B.	The Company have registered floating liens on all of their assets in favor of.

NOTE 12	-	SUPPLEMENTARY INFORMATION:

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

A. Accounts receivable

(1) Trade - allowance for doubtful accounts:

Balance at beginning of year	60	50
Charged to statement of operations	-	10
Balance at end of year	60	60

(2) Other receivables:

Prepaid expenses	27	23
Israeli Government departments and agencies	72	73
Other	11	24
	110	120

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12	-	SUPPLEMENTARY INFORMATION (Cont.):

	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

B. Other payable:

Employees and employee institutions	43	58
Israeli Government departments and agencies	115	124
Provision for vacation and recreation pay	71	95
Provision for product warranty	91	57
Liability for commissions to agents	93	45
Warrants to issued shares	-	45
Accrued expenses and sundry	44	99
	457	523

C.	Credit from banks:

	% interest rate	December 31,
	as of	2 0 1 4	2 0 1 3
	December 31, 2014	$ in thousands
Short-term loans from banks:
Linked to the Dollar	2.5	183	183
		183	183

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

D.	Cost of revenues:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	$ in thousands
Industrial operations:
Materials consumed	1,635	994	1,746
Payroll and related expenses	479	503	373
Subcontracted work	278	312	244
Depreciation and amortization	2	3	3
Other production expenses	751	667	595
	3,145	2,479	2,961

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12	-	SUPPLEMENTARY INFORMATION: (Cont.)

E.	Financial expenses, net:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	$ in thousands
Income:
Exchange differences	27	-	-
Other	2	3	2
	29	3	2
Expenses:
Interest
In respect of liability to related parties	11	6	-
In respect of credit from banks	28	35	46
Exchange differences	-	108	21
Revaluation of convertible loan and warrants	285	27	-
Warrants to issued shares compensation	-	45	-
Other	70	60	69
	394	281	136

	(365)	(278)	(134)

NOTE 13	-	RELATED PARTIES

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	$ in thousands

Managements fees – included in General and administrative	343	379	354

Balance with related parties:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	$ in thousands

Short Terms Loan	-	200	200

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 14	-	GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	$ in thousands

North America (mainly the United States)	1,720	1,043	1,966
Germany	442	232	950
Italy	399	248	175
Turkey	241	-	162
UK	221	61	441
Other European countries	1,530	995	1,006
China	1,420	688	1,246
Japan	200	553	-
Israel	210	180	123
Other Far Eastern countries	261	258	639
	6,644	4,258	6,708

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended
	December 31,
	2 0 1 4	2 0 1 3
	$ in thousands

Israel	530	706
U.S.A.	12	15
	542	721