Form 20-F
period 2015-12-31
ELBIT VISION SYSTEMS LTD
filed 2016-03-29
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

 93,383,909 Ordinary Shares, NIS 1.00 nominal value per share

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer     ☐ Accelerated Filer    ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes     ☐  No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
	RISK FACTORS	7
	RISK FACTORS RELATED TO OUR BUSINESS	7
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	11
	RISK RELATED TO DOING BUSINESS IN ISRAEL	14

ITEM 4.	INFORMATION ON THE COMPANY	19
	HISTORY AND DEVELOPMENT OF THE COMPANY	19
	BUSINESS OVERVIEW	21
	ORGANIZATIONAL STRUCTURE	30
	PROPERTY, PLANTS AND EQUIPMENT	30

ITEM 4A.	UNRESOLVED STAFF COMMENTS	30

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
	SELECTED FINANCIAL DATA	31
	OPERATING RESULTS	33
	LIQUIDITY AND CAPITAL RESOURCES	38
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	39
	TREND INFORMATION	40
	OFF-BALANCE SHEET ARRANGEMENTS	41
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	DIRECTORS AND SENIOR MANAGEMENT	42
	COMPENSATION	44
	BOARD PRACTICES	46
	EMPLOYEES	55
	SHARE OWNERSHIP	57

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
	MAJOR SHAREHOLDERS	58
	RELATED PARTY TRANSACTIONS	59

ITEM 8.	FINANCIAL INFORMATION	61
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	61
	SIGNIFICANT CHANGES	62

ITEM 9.	THE OFFER AND LISTING	62
	OFFER AND LISTING DETAILS	62
	MARKETS	64

ITEM 10.	ADDITIONAL INFORMATION	65
	MEMORANDUM AND ARTICLES OF ASSOCIATION	65
	MATERIAL CONTRACTS	76
	EXCHANGE CONTROLS	77
	TAXATION	77
	DOCUMENTS ON DISPLAY	84

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	85
	FOREIGN CURRENCY EXCHANGE	85
	INTEREST RATE RISK	85

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	86

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	86

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	86

ITEM 15.	CONTROLS AND PROCEDURES	86

ITEM 16.	[RESERVED]	88

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	88

ITEM 16B.	CODE OF ETHICS	88

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	88

ITEM 16D.	EXEMPTIONS FROM THE LISTING AND STANDARDS OF AUDIT COMMITTEES	89

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILLIATED PURCHASERS	89

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	89

ITEM 16G.	CORPORATE GOVERNANCE	89

ITEM 16H.	MINE SAFETY DISCLOSURE	89

PART III

ITEM 17.	FINANCIAL STATEMENTS	89

ITEM 18.	FINANCIAL STATEMENTS	89

ITEM 19.	EXHIBITS	89

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

While we have generated net income every year since 2010, with the exception of 2013, our net income remains relatively small. In 2010, 2011, 2012, 2014 and 2015, our net income was $2.6 million, $1.09 million, $0.82 million, $0.66 million and $2.1 million respectively. There is no certainty that we will continue to generate net income or that our net income will increase over time.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel B.M. and Bank Hapoalim B.M. (the "Banks"). Although the terms of the restructure agreement were favorable to the Company, there is no guarantee that we will be able to comply with the repayment terms and/or be profitable in the future. We may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern.  There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Banks, see Item 10, "Material Contracts".

We intend to continue pursuing businesses to acquire in order to expand our business into new markets.

Our current business strategy includes selective expansion into new markets. Our future success and growth depends upon our successful penetration of these new markets.

We may seek opportunities to further expand our product line, customer base and technical talent through other acquisitions in the automated inspection industry. Acquisitions inherently involve numerous risks, such as the diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technologies, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. The inability to effectively manage these risks could have a material adverse effect on our operating results.

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

Several companies working with the textile, non-woven and technical fabric industries, such as BarcoVision, IsraVision Cognex, Wintriss, Protechna, Futec and Sheltonvision, have developed products with similar visual inspection or quality monitoring capabilities.

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

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We currently have one pending US patent applications concerning certain technology incorporated in the video cameras used by our systems. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company --  Business Overview -- Intellectual Property Rights”.

We may become involved in litigation.

From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. For more information, see Item 8, “Financial Information - Litigation”.

Risk Factors Related to Our Ordinary Shares

We may require additional financing.

In the fourth quarter of 2009, our then controlling shareholder, Mivtach Shamir ("Mivtach"), through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of approximately $1.8 million in our company. Mivtach invested approximately $1.2 million in cash and approximately an additional $627,000, through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and we have entered into an agreement with Mivtach pursuant to which we will repay the loan over five (5) years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate. As of December 31, 2015, we have fully repaid the loan.

In June 2010, we restructured our bank debt with our banks. Pursuant to the terms of the restructuring, the banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. It was further agreed that we will repay debt of $1 million to the banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of March 15, 2016, hold an aggregate of approximately 35.06% of our issued shares.

In December 2012 we completed a non-brokered private placement transaction, or the 2012 Private Placement Transaction, pursuant to which we sold 5,263,158 of our ordinary shares to Mr. Avi Gross for gross proceeds of $500,000. Under the 2012 Private Placement Transaction, Mr. Gross provided us with a convertible loan and we issued Mr. Gross two warrants to purchase additional ordinary shares of our company. On June 10, 2013, Avi Gross exercised the convertible loan and one of the warrants (the "First Warrant"). Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise. On December 27 2015, Mr. Gross exercised the second warrant (the "Second Warrant") at a price of $1,000,000 . Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise. For more information on the 2012 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

In July 2014 we completed a non-brokered private placement transaction, or the 2014 Private Placement Transaction, pursuant to which we sold an aggregate of 4,166,667 of our ordinary shares to SMD Advanced Technologies Ltd. (“SMD”), an Israeli private company controlled by Mr. Yaacov Kotlicki (“Mr. Kotlicki”), for gross proceeds of $250,000 and warrants to purchase up to 2,083,334 of our ordinary shares, for an aggregate exercise price of up to $166,666. On December 27,2015, SMD exercised warrants at a price of $146,667. Consequently, we issued an additional 1,833,334 ordinary shares to SMD upon this exercise. For more information on the 2014 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

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

Given the existing potential for significant dilution in light of the large number of our ordinary shares we have registered as well as employee options to purchase approximately 3,775,000 of our ordinary shares, which since recent increases in our share price are exercisable at a price below that of the public market, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 7, “Major Shareholders and Related Party Transactions-Related Party Transactions” and Item 10, “Additional Information - Material Contracts”.

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of March 15, 2016 a total of 96,693,084 of our ordinary shares were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 53.57% are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board (OTCQB). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in February, 2016 was 69,196 shares. The high and low bid price of our ordinary shares for the last two years has been $0.35 and $0.041, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. In November 2012, Israel engaged in an armed conflict under which Israel was the target of terrorist attacks executed against civilian targets in various parts of Israel, which included wide-spread rocket strikes. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. Since  October 2015, Israel is facing another escalation in violence with the Palestinian population, which resulted in clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. In January 2015, an escalation in violence among Israel, Hezbollah and Syria took place, which resulted in missiles being fired from Syria and Southern Lebanon into Northern Israel. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to defeat ISIS, and recently Russia's armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. We believe that a maximum of 4 of our employees, 10%  of our employees at any one time, could be called for active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We usually do not utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and losses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations. For more information, see Item 5, “Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

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

Some of our research and development efforts were financed in part through royalty-bearing grants that we received from the Office of the Chief Scientist of the Israeli Ministry of Economics (formerly the Ministry of Industry, Trade and Labor) (the “OCS”). In accordance with the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, as in effect prior to the enactment of Amendment Number 7 to the R&D Law (the "R&D Amendment"), we were committed to pay royalties at a rate of 3% to 5% from the sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage to the Israeli CPI Index with respect to certain grants received from the OCS. The repayment terms were not dependent upon a timetable. Regardless of any royalty payment, we are further required to comply with the requirements of the R&D Law, and related regulations, as amended, with respect to those past grants. In accordance with the pre-R&D Amendment regime, when a company developed know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restricted the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies were deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would have been required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS could impose certain conditions on any arrangement under which it permitted us to transfer technology or development out of Israel and could not grant such approvals at all.

Additionally, the transfer of OCS-supported technology or know-how outside of Israel could have involved the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc., leaves substantial discretion with the newly established National Authority for Technological Innovation, established to replace the OCS (the "Authority"), and includes only guidelines to some of the core issues of the R&D Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. The restrictions stated above, or similar or other restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

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

Recent Developments

Since January 1, 2015, the company has experienced the following significant developments:

2012 Private Placement Transaction

Pursuant to the 2012 Private Placement Transaction, consummated on December 10, 2012, we sold 5,263,158 ordinary shares to Mr. Avi Gross at a price per share of $0.095 for gross proceeds of $500,000. Additionally, under the 2012 Private Placement Transaction, Mr. Gross provided our company with a $300,000 convertible loan, or the Convertible Loan, at a price per share of $0.095. As part of the 2012 Private Placement Transaction, Mr. Gross also received two warrants to purchase our ordinary shares: the First Warrant  for the exercise of up to $200,000 of our ordinary shares, at a price per share of $0.095, and the Second Warrant for the exercise of up to $1,000,000 of our ordinary shares, at a price per share of $0.20, unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price per share shall be reduced to $0.17. In August 2014, our audit committee and board of directors approved an amendment to the Second Warrant, pursuant to which the exercise price for the Second Warrant was fixed at $0.17 per share. The Second Warrant was originally exercisable during the period between June 10, 2013 and February 5, 2015 but was amended to extend the expiration date to December 31, 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.085). Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise. On December 27, 2015, Avi Gross exercised the Second Warrant. Consequently, we issued an additional 5,882,353 ordinary shares to Avi Gross upon this exercise.

Following the consummation of the 2012 Private Placement Transaction and the exercise of the Convertible Loan, the First Warrant and the Second Warrant, Mr. Gross’ holding in the Company amounted to 17,027,864 ordinary shares, constituting 18.23% of the outstanding share capital of the Company.

Additionally, in accordance with the 2012 Private Placement Transaction and following the above referenced exercises, as long as Mr. Gross continues to hold at least 5% of the Company’s issued and outstanding shares, Mr. Gross, is entitled to appoint either a representative to attend all board meetings (subject to certain limitations)  in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors. On May 1 2014, Mr Gross nominated and our board appointed Mr. Natan Avisar as Mr. Gross' appointee to serve on our board by filling a vacancy. On January 12, 2015, our annual general meeting approved the appointment of Mr. Natan Avisar as a director until our next annual general meeting.

For more information regarding the 2012 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

2014 Private Placement Transaction

Pursuant to the 2014 Private Placement Transaction, consummated on July 10, 2014, we sold an aggregate 4,166,667 ordinary shares to SMD at a price per share of 0.06$ for gross proceeds of $250,000, and issued to SMD the first warrant to purchase up to 1,250,000 ordinary shares for an aggregate exercise price of up to $100,000. Under the terms of this transaction, SMD's investment was to be consummated in three tranches – the first tranche of $150,000 was paid upon the closing of the transaction in consideration for the issuance of 2,500,000 ordinary shares and a three year warrant to purchase up to 1,250,000 of our ordinary shares, for an aggregate exercise price of up to $100,000. The remaining tranches were paid in November 2014, upon our achievement of certain business milestones, such that SMD paid a further $100,000 in consideration for the issuance of 1,666,667 ordinary shares and the issuance of a three year warrant to purchase up to 833,334 ordinary shares for an aggregate exercise price of up to $66,666. On December 27, 2015, SMD exercised the warrants, for an exercise price of $146,667. Consequently, we issued an additional 1,833,333 ordinary shares to SMD upon this exercise.

Following the consummation of the 2014 Private Placement Transaction, as of the date hereof, SMD's holding in the Company amount to 6,000,000 ordinary shares, constituting 6.43% of the outstanding share capital of the Company.

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
For more information regarding the 2014 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

Significantly Increased Revenues in 2015 Compared to 2014

Our total annual revenues for the 2015 fiscal year were $9.13 million, representing an increase of 37.3%, compared to the total annual revenues of approximately $6.65 million in 2014 (which itself was an increase of 56% over the previous year). For more information regarding 2014 financials see Item 8, “Financial Information”.

Principal capital expenditures and divestitures

From January 1, 2015 to December 31, 2015 our capital expenditures totaled approximately $15 thousand, (compared to $9 thousand during 2014 and $5  thousand during 2013), of which approximately $13 thousand (compared to $7 thousand during 2014  and $4 thousand during 2013) can be attributed to acquisitions of computers for office use. We have financed our capital expenditures from internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2016.

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

•
The IQ-TEX4 is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed & finished, denim, glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 800 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $120,000 and $240,000 depending on the configuration. The IQ-TEX4 Lite is based on the same hardware as is used in the IQ-TEX4 system.

•
The IQ-TEX4 Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX4 Lite ranges between $50,000 and $200,000 depending on the configuration and the web production type.

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

The BFA utilizes proprietary processing and software technology, cameras and lighting systems to inspect glass web in real-time at speeds exceeding 120 meters per minute. The broken filaments detected by the BFA are displayed on a monitor that shows the running map of the fabric in real time, and are recorded for further analysis. The BFA produces a detailed report of each web roll, showing the broken filaments distribution in the roll, its statistics and the fabric’s grading. The BFA is integrated with the IQ-TEX4 system, which can be used for the detection of other defects in glass fabrics, and with the Video Album to provide a more comprehensive solution to the visual inspection and quality monitoring of glass fabrics. The BFA can also be used for the detection of surface defects in other fabrics or webs including airbags and technical fabrics. The list price for the BFA system ranges between $90,000 and $150,000, depending on the configuration.

On Loom Inspection (I-Bar)

The On Loom Inspection, or the I-Bar, is a tool for textile manufacturers to maximize profit, with complete raw material utilization.

The first application of this solution is for monitoring production looms to ensure that the highest priced textile component, raw material, gives maximum product yield. The iBar provides complete reel and process inspection during the formation of the fabric web, by using high resolution micro-cameras mounted into a slim extruded aluminum housing with customizable LED illumination, allowing for defect detection and alarm activation. The iBar may be flexibly installed, thus enabling it to be mounted directly on the loom or knit machine looking directly at the reed or needles. When detecting defects, the iBar categorizes them, saves them and displays them on the interface, thus providing real-time feedback and defect elimination, designated to enable manufacturers to improve input-output ratios.

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

Sales by Principal Markets

In 2013, approximately 24% of our sales were in the United States, approximately 41%  were in Europe, and approximately 35%  were in the Far East. In 2014, approximately 26% of our sales were in the United States, approximately 46% were in Europe, and approximately 28% were in the Far East. In 2015, approximately 29% of our sales were in the United States, approximately 26% were in Europe, and approximately 45% were in the Far East. The changes in the geographic breakdown of our sale in 2015 compared to 2014 is due to a increase in our sales in the Far East and in the United States while maintaining a similar level of sale in Europe. No customers accounted for more than 10% of our net sales in any of the years 2013, 2014 or 2015.

Seasonality

Historically, our highest level of net sales has generally been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. For more information, see Item 3, “Key Information – Risk Factors – Risk Factors Related to Our Business – Fluctuations in the Market”.

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

We are targeting the technical fabric industry as a high potential market for our automatic inspection systems. The main competitor on this industry is AMETEK Surface Vision (formerly known as the Cognex Surface Inspection Systems Division), based in the United States. AMETEK Surface Vision is specialized on supplying machine vision components for the industry. We believe that our capabilities for supplying “tailor made” solutions for our customers together with the high growth rate of the technical fabric industry, will allow us to produce revenues from it.

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

Intellectual Property Rights

We currently have one pending US patent applications concerning certain technology incorporated in the video cameras used by our systems. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants from the Government of Israel, we are affected by the terms of the grants that we receive from the OCS, or from the Authority following the R&D Amendment. Under the terms of grants, we previously received, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants must be performed in Israel, or we may be subject to the payment of additional royalties. Approval must be obtained to transfer technologies developed through projects in which the government participates. Following the R&D Amendment, the royalties rates or certain restrictions may be amended. See Item 5, “Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses, etc.”

C.           Organizational Structure

We own all of the issued and outstanding shares of our subsidiaries EVS US, Inc., or EVS US, and Panoptes LTD. EVS US is incorporated in Delaware, USA. EVS US predominantly functions as a sales and support center for our products. Panoptes is incorporated in Israel.

D.           Property, Plants and Equipment

Our headquarters and manufacturing facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 3088900. We do not own any real property. Between June 30, 2010 and June 2014 we leased approximately 2,560 square feet at our facilities in Israel, at an annual rent of approximately $74,000 under a lease agreement. In June 2014 the lease agreement automatically renewed for an additional 4 year term, until June 2018, with a one-time automatic 6% increase in the annual rent (plus linkage to the Israeli Consumer Price Index) over the entire additional period. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina  USA, at an annual rent of approximately $12,000. This lease will expire in October 2016, after which the Company will seek to either renew the lease or to enter into a new lease agreement.

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

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

(in U.S. thousand Dollars )	2011	2012	2013	2014	2015
Statement of Operations Data:
Net sales	5,645	6,708	4,258	6,644	9,128
Cost of sales	2,020	2,961	2,479	3,145	3,882
Gross profit	3,625	3,747	1,779	3,499	5,246
Research and development expenses, net	643	682	625	560	765
Marketing and selling expenses, net	1,244	1,371	1,022	1,187	1,411
General and administrative expenses	656	734	866	729	808
Total operating expenses	2,543	2,787	2,513	2,476	2,984
Operating profit (loss)	1,082	960	(734)	1,023	2,262
Other income (expenses)	(24)	(2)	-	-	-
Financing income (expenses), net	31	(134)	(278)	(365)	(144)
Profit (loss) before taxes	1,089	824	(1,012)	658	2,118
Taxes on income	-	-	-	-	-
Net Profit (Loss)	1,089	824	(1,012)	658	2,118
Basic earnings (loss) per share(1)	0.016	0.012	(0.013)	0.008	0.025
Diluted earnings (loss) per share(1)	0.015	0.012	(0.013)	0.008	0.025
Weighted average number of shares outstanding-Basic (1)	69,653	70,042	78,155	82,183	85,461
Weighted average number of shares outstanding-Diluted (1)	71,309	71,639	78,155	83,519	85,681

	2011	2012	2013	2014	2015
Balance Sheet Data:
Working capital	313	1,251	332	1,062	4,169
Total assets	2,948	4,207	2,840	3,629	6,792
Total liabilities	4,633	4,481	3,712	3,242	3,093
Accumulated deficit	(42,732)	(41,908)	(42,920)	(42,262)	(40,144)
Shareholders' equity (deficiency)	(1,685)	(274)	(872)	387	3,699

(1)	Computed on the basis set forth in Note 2 to our Consolidated Financial Statements.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market. As of December 2015, the Company has $142 thousands in consignment.

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

The deferred income balance as of December 31, 2014 and 2015 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2013	2014	2015
Net sales	100.0	100.0	100.0
Cost of sales	58.2	47.3	42.5
Gross profit	41.8	52.7	57.5
Research and development expenses, net	14.7	8.4	8.4
Marketing and selling expenses, net	24	17.9	15.5
General and administrative expenses	20.3	11	8.9
Total operating expenses	59	37.3	32.7
Operating income (loss)	(17.9)	15.4	24.8
Financing expenses, net	(6.5)	(5.5)	(1.6)
Income (loss) before taxes	(23.7)	9.9	23.2
Taxes on Income	-	-	-

Net Profit (loss)	(23.7)	9.9	23.2

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Sales

Sales in 2015 increased by approximately 38% to $9.1 million compared with sales of $6.6 million in 2014. The increase in revenue for the year ended December 31, 2015, was due to our substantial marketing efforts in the Chinese and Indian markets designated to increase our sales and strengthen our operations in this market, as well as to sales of the iBar, our newly introduced product.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of revenues as a percentage of net sales was 42.5% in 2015 compared with 47.3% in 2014. The decrease in cost of revenues as a percentage of net sales was mainly due to the increase of revenues in 2015.

Gross Profit

In 2015 our gross profit was $5.2 million as compared to $3.5 million in 2014. Gross profit as a percentage of net sales was 57.5% in 2015 as compared to 52.7% in 2014. The increase in our gross profit as a percentage of revenue in 2015 was mainly due to increase in sales while maintaining a high profitability rate for our different products sold.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees and subcontractors engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2015 increased amounted to $0.76 million, compared to $0.56 million in 2014, an increase of 36%. This increase is attributed to the Company's additional investments in the development of its existing products and new products.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.4 million in 2015, compared to $1.2 million in 2014. The increase in our marketing and sales expenses was primarily due to payment of sales commission on sales, which increased due to increase of our sales.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 8.9% in 2015 from 11% in 2014. General and administrative expenses in 2015 were $0.8 million, compared to $0.73 million in 2014. The decrease in general and administrative expenses as a percentage of net sales, was due to the increase in revenues. The minor increase in general and administrative expenses was mainly due to the writing off of doubtful accounts.

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2010 and 2009. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2015 were $0.15 million compared to $0.36 million in 2014. The decrease was mainly due to revaluation of warrants granted to Mr. Avi Gross in 2014, which led to an increase in our financial expenses in 2014 compared to 2013 of $330, and which had no effect on our financial expenses in 2015.

Profit/Loss

In 2015 we recorded a net profit of $2.1 million as compared to a net profit of $0.66 million in 2014. This change was primarily due to increase in our revenues from sales of our products and improvement introduced to our production process.

Year Ended December 31, 2014 Compare with Year ended December 31, 2013

Sales in 2014 increased by approximately 56% to $6.6 million compared with sales of $4.2 million in 2013. The increase in revenue for the year ended December 31, 2014, was due to our substantial marketing efforts in the Chinese market designated to increase our sales and strengthen our operations in this market, as well as to initial sales of the I-Bar, our newly introduced product.

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

Gross Profit

In 2014 our gross profit was $3.5 million as compared to $1.8 million in 2013. Gross profit as a percentage of net sales was 52.7% in 2014 as compared to 41.8% in 2013. The increase in our gross profit as a percentage of revenue in 2014 was mainly due to increase in revenue, improvements introduced in our manufacturing process and decrease of costs  of some of the materials used by us.

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

Financial Expenses

Financial expenses consist primarily of interest on our loans from banks, which loans and credit lines were used to finance our operations in 2010 and 2009. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2014 were $0.36 million compared to  $0.28 million in 2013. The increase was mainly due to revaluation of warrants granted to Mr. Avi Gross, which increased our financial expenses by $330 thousand.

Profit/Loss

In 2014 we recorded a net profit of $0.66 million as compared to a net loss of $1.01 million in 2013. This change was primarily due to increase in our revenues from sales of our products and improvement introduced to our production process.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

Prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and, devaluation has largely ceased with the NIS increasing in value against most other currencies including the US Dollar in recent years. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in Item 3, “Key Information -- Risk Factors --General Risks” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Exchange and Interest Rate Risk”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 3.994 to the Dollar to a low of NIS 3.402 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
October 2015	3.923	3.816
November 2015	3.921	3.868
December 2015	3.905	3.855
January 2016	3.983	3.913
February 2016	3.964	3.871

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2011 – December 31, 2011	3.578 NIS/$1
January 1, 2012 – December 31, 2012	3.858 NIS/$1
January 1, 2013 – December 31, 2013	3.6 NIS/$1
January 1, 2014 – December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1

In 2011, the Israeli economy recorded inflation of approximately 2.17% and the Dollar devalued against the NIS by approximately 7.66%. In 2012, the Israeli economy recorded inflation of approximately 1.63% and the Dollar increased in value against the NIS by approximately 2.3%. In 2013, the Israeli economy recorded inflation of approximately 1.8% and the Dollar devalued against the NIS by approximately 6.5%. In 2014, the Israeli economy recorded deflation of approximately 0.2% and the Dollar decreased in value against the NIS by approximately 12%. In 2015, the Israeli economy recorded deflation of approximately 1% and the Dollar increased in value against the NIS by approximately 0.3%.

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

B.           Liquidity and Capital Resources

Prior to our initial public offering in July 1996, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2015, we had a working capital of $4.2 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2015, our ratio of current assets to current liabilities was 3 compared with 1.52 on December 31, 2014. The increase between 2014 and 2015 was due to the increase in our net profit and investments during 2015.

During the years 2014 and 2015, we had no short-term marketable securities. Our trade receivables increased to $1.4 million at the end of 2015 compared to $0.9 million recorded at the end of 2014. We had no material other receivables during either of 2014 or 2015. Our trade payables increased to $1.2 million recorded at the end of 2015 compared to $0.64 million recorded at the end of 2014. Our other payables remained at the same level of $0.45 million in each of 2014 and 2015. We generated $1.5 million in cash from operating activities in 2015 compared to utilizing $1.43 million in 2014. This generation of our cash was due to the increase of our profit in 2015. Our inventory increased from $0.96 million as of December 31, 2014 to $1.4 million as of December 31, 2015. Inventory as a percentage of revenues as of December 31, 2015 was 15.5% compared with 14.5% as of December 31, 2014, due to a material increase in our  revenues. Our capital expenditures on property during 2014 and 2015 were not material.

Investments

Our cash and cash equivalents increased to $3.3 million at the end of 2015 compared to $1 million recorded at the end of 2014. Short term restricted deposits were $0.07 million at the end of 2015 compared to $0.04 recorded at the end of 2014. This increase in cash and cash equivalents was due to the increase of our profit and capital investments  in 2015.

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

As of March 31, 2016, our research and development staff consisted of 7 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2015 our gross research and development expenditures for the web industry were approximately $0.76 million, as compared to $0.56 million in 2014.

Research and Development Grants

The Government of Israel encourages research and development projects oriented towards products for export through the OCS, or through the Authority following the R&D Amendment. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, as in effect prior to the R&D Amendment, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS had to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar value of the grant was repaid. The terms of Israeli government participation also required that the manufacture of products developed with government grants be performed in Israel, unless a special approval was granted by the OCS. Such approval, if granted, was generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing which was to be conducted outside of Israel. Separate Israeli government consent was required to transfer to third parties technologies developed through projects in which the government participated. Such restrictions did not apply to exports from Israel of products developed with such technologies. Following the R&D Amendment and the formation of the Authority which replaced the OCS, the terms of research and development government funds will be determined by the Authority, thus leaving a great deal of ambiguity regarding such terms. For more information, see Item 10, “Additional Information -- Taxation”.

Pursuant to regulations effective prior to the R&D Amendment with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants were subject to interest at an annual rate of LIBOR for 12 months applicable to Dollar deposits, which accrued annually based on the LIBOR rate published on the first day of each year.

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

(in thousands)	2011	2012	2013	2014	2015
Research and development expenses, net	$643	$682	$625	560	765
OCS grants	-	-	-	-	-
Gross research and development expenditures	$643	$682	$625	560	765

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

F.           Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2015, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	113	68	36	9	-
Operating Building Lease Obligations	198	85	75	38	-
Total	311	153	111	47	-

G.           Safe Harbor

 Not applicable.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

As of March 29, 2016, our directors, senior managers and key employees were as follows:

Name	Age	Position
Josef Ran*	68	director and chairman of the board
Sam Cohen (1)	49	chief executive officer
Yaron Menashe (2)	40	director and chief financial officer
Amos Uzani*	61	external director
Yaky Yanay*	45	director
Orit Stav*	46	external director
Natan Avisar	51	director

(1) As of March 29, 2016, Mr. Cohen holds 16,368,403 of our ordinary shares, in addition to options to purchase 200,000 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 17.70% of the outstanding ordinary shares of the company.

(2) As of March 29, 2016, Mr. Menashe holds 16,368,403 of our ordinary shares, in addition to options to purchase 295,000 of our ordinary shares, constituting (if all the convertible securities held by him were exercised) 17.79% of the outstanding ordinary shares of the company.

* Beneficially owns less than  1% of our outstanding ordinary shares.

Josef Ran served as president and CEO of the Company from 1998 until 2000 after being VP of Elbit Systems for many years and managing several companies in the Elbit group. He was elected as a director on April 28, 2013, selected as Chairman of the Board of Directors on May 16, 2013 and re-elected for service as a director by our annual general meeting on January 12, 2015 for additional term until our next annual general meeting. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the developments and manufacture of an innovating material in the field of carbon nano-fiber. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Palbam Ltd. (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum "Lost Wax" method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa. From 2006 until 2014 Mr. Ran served as a Strategic Advisor to the Israeli Chief Scientist at the Ministry of Economy.

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

Yaky Yanay was elected to our board of directors in July 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Yanay was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 2002 until 2006, Mr. Yanay served as our chief financial officer. From 2006 and until February 2014 and from March 2013 and until February 2014, Mr. Yanay served as the chief financial officer and Executive Vice President, respectively of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI), a biotechnology company specializing in the research and development of cell therapy products for the treatment of various disorders ("Pluristem"). Since February 2014, Mr. Yanay serves as the President and Chief Operating Officer of Pluristem. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

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

Natan Avisar was elected to our board of directors on May 1, 2014, by the members of our board of directors to fill a vacancy, and in accordance with the terms of the 2012 Private Placement Transaction. On January 12, 2015, Mr. Avisar was elected for service as a director by our annual general meeting until our next annual general meeting. Since 2012, Mr. Avisar has served as the chief executive officer of AGA Holdings, a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the Executive Vice President of Operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a Senior Vice President, Finance and Operations, of Scitexvision America , a subsidiary of Scitex Ltd. Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

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

B.           Compensation

During 2015, we paid to all our directors and officers a total of approximately $0.47  million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. For information regarding option plans under which directors and officers were granted with options, see Item 6.E “Share Ownership”.

The table below reflects the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. For purposes of the table below "compensation" includes amounts accrued or paid in connection with consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and phone and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in its financial statements for the year ended December 31, 2015, plus compensation paid to such executives following the end of the year in respect of services provided during the year. All amounts are in U.S dollars.

Name and Principal Position(1)	Fee(2)	Equity-Based Compensation(3)	All Other Compensation(4)	Total
Sam Cohen – CEO and Director	211	4	23	238
Yaron Menashe - CFO and Director	182	4	16	202
Josef Ran – Director	7	1	-	8
Yaky Yanay – Director	7	-	-	7
Natan Avisar –Director	11	3	-	14

(1)	All executive officers are engaged with the Company on a full time (100%) basis expect for directors.

(2)	Fee includes the total annual fee as agreed in each office holder's respective services agreement.

(3)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2015 based on the option's value, calculated in accordance with accounting guidance for equity-based compensation.

(4)	Includes leased car expenses and mobile phone expenses.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2015.

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
•              control; and
•              service as an office holder.

In addition, pursuant to the recently enacted Amendment 27 to the Companies Law ("Amendment 27") a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the outside director for office, the company and the outside director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the outside director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over their existence or termination.

Relatives of the controlling shareholder may also not be appointed as external directors. If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative,partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the Chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

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

The initial term of an external director is three years and, and may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to one additional term), provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to amendment to the Companies Law ("Amendment 22"), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted amendment to the Companies Law ("Amendment 26"), effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

The number of members in the compensation committee shall not be less than three and each of the company's external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The following may not be a member of the compensation committee: (i) the chairman of the board of directors; (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control; (iii) any director who derives his salary primarily from a controlling shareholder; or (iv) a controlling shareholder or any relative of a controlling shareholder. Pursuant to Amendment 27, the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

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

Furthermore, the Compensation Policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components, on an amount of up to three monthly salaries in case of cash bonus, can be discretion based awards taking into account the contribution of the officer to the company. Pursuant to Amendment 27, variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an officer to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Unless otherwise specified in the terms of the variable compensation of an office holder, our Policy dictates that the board of directors shall have discretion to unilaterally reduce such office holder's variable compensation. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders.  Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. Option grants to our non-employee directors will vest on a monthly basis over a period of three years. Other than as may be required pursuant to the covenants under the Company’s bank loan agreements with respect to certain minimum ownership thresholds by each of our Chief Executive Officer and Chief Financial Officer, the Company does not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control. On January 12, 2015, our annual general meeting approved, pursuant to approvals of our compensation committee and board of directors, an amendment to the Policy, according to which, the exercise price of equity-based compensation shall be determined as of the date on which the board of directors approves the award of such compensation, according to acceptable valuation practices at the time of such approval on the date of the approval by the Board, instead of  on the date grant was approved by the Company’s shareholders.

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

D.           Employees

 As of March 15, 2016, we employ a total of 40 individuals on a full time basis. Of these individuals, 22 are employees of our company and 18 are engaged as independent contractors. Of these individuals, 21 are employed in Israel, 6 are employed in Europe, 5 are employed in the United States, and 10 are employed in Asia.

2015

As of December 31, 2015, we employed a total of 40 full time persons of which 19 were engaged as independent contractors.

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

Following the recently enacted Regulation Regarding Supervision of Financial Services (Provident Funds), 2014 (the "Provident Funds Regulations"), as of January 1, 2016, employers are required to provide the pension funds with certain information regarding the payments being transferred, including the transfer dates, the means of transfer and the account from which the transfer was made and in which the transfer was received. Employers are also required to provide information regarding their employees' wages and taxable and exempt components of the payments transferred. Employers are also required to provide pension funds with certain information upon cessation of payment to the relevant employee's fund, including the reason for such cessation and notice regarding the status of the severance pay in the event of termination of employment. After receipt of the required information, the pension fund is required to provide the employee a notice of cessation of payment and the effect such cessation will have on the employee's rights in the pension fund. Furthermore, the Provident Funds Regulations require pension fund to provide employers feedback regarding payments transferred to the pension funds of their employees in the relevant company. In addition, late payments may bear interest, and employers may require pension funds to repay amounts paid in excess.

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

E.           Share Ownership

Of the persons listed in Item 6.A, “Directors, Senior Management and Employees”, Sam Cohen holds 16,368,402 of our ordinary shares and options to purchase 200,000 of our ordinary shares, constituting (if all his convertible securities were exercised) 17.70% of the outstanding ordinary shares of the company; and Yaron Menashe holds 16,368,402 of our ordinary shares and options to purchase 295,000 of our ordinary shares, constituting (if all his convertible securities were exercised) 17.79% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 9 to our consolidated financial statements.

In November 2003, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 1,500,000 ordinary shares. As of March 15, 2016, options to purchase 87,500 of such ordinary shares were outstanding. 30,000 of the outstanding options have an exercise price of $0.75 per share, , 27,500 of the outstanding options have an exercise price of $0.4 per share and 30,000 of the outstanding options have an exercise price of $0.28 per share. As of March 15, 2016, 87,500 of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options could be granted was November 2013, and the 2003 Share Option Plan expired in accordance with its terms upon which expiration any unallocated shares under this plan were returned to the general pool of registered but unissued share capital of the Company. The remaining outstanding options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 2,000,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. In 2012 the number of ordinary shares issuable under the share option plan was increased to 3.5 million and on August 8, 2014 was further increased to 4.5 million. As of March 15, 2016, options to purchase 3,970,000of such ordinary shares were outstanding. 25,000 of the outstanding options have an exercise price of $0.49 per share, 100,000 of the outstanding options have an exercise price of $0.46 per share, 30,000 of the outstanding options have an exercise price of $0.32 per share, 160,000 of the outstanding options have an exercise price of $0.30 per share, 30,000 of the outstanding options have an exercise price of $0.28 per share, 5,000 of the outstanding options have an exercise price of $0.25 per share, 100,000 of the outstanding options have an exercise price of $0.215 per share, 210,000 of the outstanding options have an exercise price of $0.175 per share, 45,000 of the outstanding options have an exercise price of $0.16 per share, 125,000 of the outstanding options have an exercise price of $0.148 per share 100,000 of the outstanding options have an exercise price of $0.1 per share, 150,000 of the outstanding options have an exercise price of $0.09 per share, 645,000 of the outstanding options have an exercise price of $0.08 per share, 595,000 of the outstanding options have an exercise price of $0.07 per share and 1,650,000 of the outstanding options have an exercise price of $0.05 per share. As of March 15, 2016, 2,851,673 of the options were vested. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options may be granted was March 15, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25%-33% commencing the beginning of the second year after the grant and as to an additional 25%-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and notes set forth information, as of March 15, 2016, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(3)	16,485,073	17.63%
Yaron Menashe (2)(3)	16,580,072	17.71%
All directors and officers as a group (4)	50,979,680	54.34%
Avi Gross	17,027,864	18.23%
SMD Advanced Technologies Ltd.	6,000,000	6.43%

The percentages in this table are based on 93,383,909 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)	Includes 116,670 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(2)	Includes 211,669 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)	Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(4)	Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of March 15, 2016, there were a total of 43 holders of record of our ordinary shares, of which 10 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 36.58%  of our outstanding ordinary shares.

Voting Agreements

As of March 15, 2016, we are not aware of any voting agreements with respect to the voting rights of our shares.

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

Export Sales

In 2013, 2014 and 2015 95.7%, 96.8% and 98.2% of our sales, respectively, amounting to $4.02 million, $6.4 million and $8.96 million respectively, were due to our products being exported outside of Israel.

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

Dividend Distributions

To date, we have never paid any cash dividends on our ordinary shares and there can be no assurance that we will pay cash dividends in the foreseeable future.

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

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High ($)	Low ($)
February 2016	0.265	0.24
January 2016	0.2866	0.2746
December 2015	0.3090	0.2941
November 2015	0.2684	0.2631
October 2015	0.2241	0.2142
September 2015	0.2122	0.2081
Fourth quarter 2015	0.2671	0.2570
Third quarter 2015	0.1974	0.1925
Second quarter 2015	0.1706	0.1691
First quarter 2015	0.1524	0.1496
Fourth quarter 2014	0.173	0.125
Third quarter 2014	0.18	0.1
Second quarter 2014	0.135	0.05
First quarter 2014	0.07	0.04
Year ended 2015	0.20	0.19
Year ended 2014	0.18	0.04
Year ended 2013	0.07	0.05
Year ended 2012	0.11	0.06
Year ended 2011	0.12	0.06

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

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include, pursuant to Amendment 27, at least regular majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances.

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

The Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011 (the "Sixteenth Amendment"), Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014, Amendment 26 which came into effect during July 2014 and Amendment 27 which is scheduled to come into effect shortly after the filing of this annual report. The purposes of these amendments to the Israeli Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Israeli Companies Law are incorporated into the above discussions of the Company. Additional changes to the Israeli Companies Law pursuant to these recently passed amendments include:

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

Mivtach Investment and Loan

In the fourth quarter of 2009, our then controlling shareholder, Mivtach, through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of $1.8 million in our company. Mivtach invested $1.2 million in cash and an additional $627,000 through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010. For more information regarding this investment see Item 3.D, “Risk Factors”.

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income beginning in 2016 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the pre-R&D Amendment regime, research and development programs that met specified criteria and were approved by a governmental committee of the OCS were eligible for grants or loans of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program, subject to meeting certain criteria. Regulations under the R&D Law generally provided for the payment of royalties to the OCS of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties was contingent on our actual sale or commercialization of such products and services. In the absence of income derived from such products, no payment was required. Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants was subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that was published on the first business day of each calendar year. Following the full repayment of the grant, there was no further liability for royalties.

The terms of the Israeli government participation also required that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the R&D Law, if any of the manufacturing was performed outside of Israel, assuming we received approval from the OCS for the foreign manufacturing, we could be required to pay increased royalties. The increase in royalties depended upon the extent of the manufacturing volume that was performed outside of Israel as follows:

Extent of Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as percentage of Grants
less than 50%	120%
between 50% and 90%	150%
90% and more	300%

In general, the technology developed with the OCS grants could not be transferred to Israeli third parties without the prior approval of a governmental committee under the R&D Law and could not be transferred to non-Israeli third parties. Not just transfer of know-how was prohibited, but also transfer of any rights in such know-how. This approval, however, was not required for the export of any final products developed using the grants. Approval of the transfer of technology could be granted in specific circumstances only if the recipient abided by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that could be substantially increased.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, effective as of January 1, 2016, which is designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found not to have the required flexibility in today's rapidly changing world. Pursuant to the R&D Amendment, the OCS shall be replaced with the Authority, which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs ("Tracks"), will be required to determine certain characteristics (which are mainly technical but also include the type of Benefit ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares),  to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment. In addition, it should be noted that it seems that the pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. will be rescinded, thus adding to the current uncertainty created by the R&D Amendment.

In addition, the Israeli authorities have indicated in the past that the government may reduce or abolish grants from the OCS in the future and we cannot assure that this will not apply after the R&D Amendment. If the Israeli authorities intend to reduce or abolish Benefits from the Authority, than even if these Benefits are maintained, we cannot assure you that we will receive such Benefits in the future. We cannot assure you that applications to the Authority will be approved, the approval terms and, until approved, the amounts of any Benefits are not determinable.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident and incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12-month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Having said this, in the event that one of the following two occurs, the aforesaid exemption shall not apply: (i) the capital gains arising from the sale of our company's shares will be attributable to a permanent establishment of the shareholder located in Israel; or (ii) the shareholder, being an individual, will be present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time in which dividend are being distributed or was a substantial shareholder during the 12 months that preceded the date of dividend distribution). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 20%. A lower rate may be provided for in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally and subject to certain conditions, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise (as such term is defined in the Investment Law). A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel.

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

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2010-2015 (the regular rate of corporate tax being 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and 2015).

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

In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates. Other than if we deem it to be necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments.

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

As of December 31, 2015, we had accounts payable in NIS or in funds linked thereto in the amount of $0.54 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $60 thousand.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2015 we had liabilities in the amount of $0.52 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $2 thousand.

Israeli CPI Risk

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to funds we owe to the OCS.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2015 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2015.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor, Zohar & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2014 and December 31, 2015.

	2014	2015

Audit Fees (1)	33,000	33,000
Audit-Related Fees
Tax Fees
Other Fees	-	-
Total	33,000	33,000

(1)	Includes annual audit services provided by the Company's independent auditor and assistance in preparation of OCS reports.

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

4.13
Securities Purchase Agreement between the Company and SMD Advanced Technologies Ltd. dated July 10, 2014, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 30, 2015.

4.14
Warrant dated July 9, 2014, issued to SMD Advanced Technologies Ltd, exercisable for up to 1,250,000 of the Company’s ordinary shares, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 30, 2015.

4.15
Warrant dated November 26, 2014, issued to SMD Advanced Technologies Ltd, exercisable for up to 833,334 of the Company’s ordinary shares, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on April 30, 2015.

4.16
The Executive Compensation Policy of the Registrant, as amended, approved by the shareholders on December 2, 2013 and January 12, 2015, incorporated by reference to Annex A to Proposal 1 found in Exhibit 1 to the Form 6-K as filed with the Commission on October 24, 2013 and to Form 6-K filed with the Commission on December 11, 2014, respectively.

4.17	English summary from Hebrew original lease agreement between the Registrant and Gav Yam Cesarea Ltd. for the lease of the Registrant's headquarter and manufacturing facilities in Cesarea, Israel.

8.1	List of subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 29, 2016

ELBIT VISION SYSTEMS LTD.

By:	/s/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2015 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2015 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel March 29, 2016

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2 0 1 5	2 0 1 4
Assets

CURRENT ASSETS:
Cash and cash equivalents		3,305	1,067
Restricted deposit (short term)	11A	69	44

Trade account receivables (net of allowance for doubtful account 2015- $85 thousands, 2014- $60 thousands)	12A1	1,383	901
Other receivables	12A2	78	110
Inventories	3	1,419	965

Total current assets		6,254	3,087

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	193	194
Other long-term receivables and investment	4	67	79

		260	273

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	36	27

OTHER ASSETS
Goodwill		242	242

Total assets		6,792	3,629

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31,
	Note	2 0 1 5	2 0 1 4

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	12C	149	183
Current Maturities of Long Term Loan from Shareholders and Other		-	170

Trade account payable		1,171	637
Deferred income	2I(3)	324	578
Other payable	12B	441	457

Total current liabilities		2,085	2,025

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	373	484
Other Long Terms Liabilities	8	429	526
Accrued severance pay	6	206	207
Total long-term liabilities		1,008	1,217

Total liabilities		3,093	3,242

SHAREHOLDERS' EQUITY:	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2015 and 2014
Issued and outstanding:
December 31, 2015– 93,207,243 Ordinary shares December 31, 2014 – 85,184,782 Ordinary shares		21,837	19,775
Additional paid-in capital		22,006	22,874
Accumulated deficit		(40,144)	(42,262)

Total shareholders’ Equity		3,699	387

Total liabilities and shareholders’ Equity		6,792	3,629

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 5	2 0 1 4	2 0 1 3
Revenues:
Sale of products		8,085	5,718	3,365
Services rendered		1,043	926	893
		9,128	6,644	4,258
Cost of revenues:	12D
Cost of products sold		3,072	2,514	1,780
Cost of services rendered		810	631	699
		3,882	3,145	2,479

Gross profit		5,246	3,499	1,779

Research and development		765	560	625
Marketing and selling		1,411	1,187	1,022
General and administrative		808	729	866
Operating Profit (loss)		2,262	1,023	(734)
Financial expenses - net	12E	(144)	(365)	(278)
Profit (loss) before taxes on income		2,118	658	(1,012)
Taxes on income	10	-	-	-
Net Profit (loss) for the year		2,118	658	(1,012)

Profit (loss) per share:
Basic earnings (loss) per share		0.025	0.008	(0.013)
Diluted earnings (loss) per share		0.025	0.008	(0.013)

Weighted average number of shares used in
Computation of Profit (loss) per share –
Basic (in thousands)		85,461	82,183	78,155
Diluted (in thousands)		85,681	83,519	78,155

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares	Amount	Capital*	deficit	Equity (Deficiency)
	In thousands		U.S. dollars in thousands

BALANCE – January 1, 2013	74,916	16,939	24,695	(41,908)	(274)
CHANGES DURING 2013:
Loss for the year	-	-	-	(1,012)	(1,012)
Issuance of share capital and warrants (note 9a)(*)	5,882	1,615	(1,290)	-	325
Issuance of debt beneficiary conversion feature	-	-	50	-	50
Revaluation of convertible loan and warrants	-	-	27	-	27
Share based compensation expenses	-	-	12	-	12
BALANCE – DECEMBER 31, 2013	80,798	18,554	23,494	(42,920)	(872)
CHANGES DURING 2014:
Profit for the year	-	-	-	658	658
Issuance of share capital and warrants (note 9a)(**)	4,386	1,221	(991)	-	230
Reclassification of warrants to equity	-	-	330	-	330
Share based compensation expenses	-	-	41	-	41
BALANCE – DECEMBER 31, 2014	85,184	19,775	22,874	(42,262)	387

CHANGES DURING 2015:
Profit for the year	-	-	-	2,118	2,118
Issuance of share capital and warrants (note 9a)	7,833	2,015	(867)	-	1,148
Exercise of Share based compensation	190	47	(37)	-	10
Share based compensation expenses	-	-	36	-	36
BALANCE – DECEMBER 31, 2015	93,207	21,837	22,006	(40,144)	3,699

(*) Net of share issuance costs in the amount of $20.
(**) Net of share issuance costs in the amount of $20.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
Cash flows from operating activities:
Net profit (loss)	2,118	658	(1,012)

Adjustments to reconcile net profit (loss) to
Net cash provided by (used in) operating activities:
Depreciation and amortization	6	13	17
Impairment of investment	-	-	65
Changes in warrants to issues shares	-	-	45
Revaluation of convertible loan and warrants	-	285	27
Liability for employee rights upon retirement	-	(5)	1
Stock based compensation	36	41	12
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(482)	112	86
Decrease in other accounts receivable	32	10	39
Increase (decrease) in trade accounts payable	534	(101)	(179)
Changes in Deferred income	(254)	540	(26)
Increase (decrease) in other accounts payable	(16)	(21)	8
Increase in inventories	(454)	(100)	(92)
Net cash provided by (used in) operating activities	1,520	1,432	(1,009)

Cash flows from investing activities:
Purchase of property and equipment	(15)	(9)	(5)
Long-term receivables	12	8	34
Investment in restricted deposit	(25)	(10)	(4)

Net cash provided by (used in) investing activities	(28)	(11)	25

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	1,158	230	178
Short-term credit from bank – net	(34)	-	-
Repayments of loan from Shareholder	-	(200)	(169)
Repayments from Long- terms loan	(170)	(354)	-
Repayments of Long- terms loan from banks and other	(208)	(182)	(183)
Other Long terms liabilities	-	-	(82)

Net cash provided by (used in) financing activities	746	(506)	(256)

Net increase (decrease) in cash and cash equivalents	2,238	915	(1,240)

Balance of cash and cash equivalents at Beginning of year	1,067	152	1,392

Balance of cash and cash equivalents at end of year	3,305	1,067	152

Non cash activities:
Conversion of convertible debt to equity	-	-	147

Reclassification of warrants to equity	-	330	-

Discount on convertible notes recognized to beneficial conversion feature	-	-	50

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	19	39	42

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

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers repay loan of $550 thousands in cash and undertook to repay the Company the sum of $675 thousands  in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.Following this Loan agreement , in 2012 the loan was reduced in $450 thousands.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements the banks forgave part of the debt such that the Company's remaining debt is $1.6 million dollars over a period of 10 years started January 1, 2011.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2015 the Company has $142    thousands in consignment.

(b)	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)	Multiple Deliverables

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BESP for a product or a service based on its past and current pricing practices. The determination of BESP is made through consultation with and formal approval by the Company’s management. We have establish processes to update BESP for each element, when appropriate, to ensure that it reflects recent pricing experience.

(2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)	Deferred income

The deferred income balance as of December 31, 2015 and 2014 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses:

Advertising expenses are expensed as in incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $ 109 thousands, $ 52 thousands and $ 81 thousands, respectively.

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

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 3,962,744, 12,352,988 and 11,095,515 shares for the years 2015, 2014 and 2013, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.	Stock-based compensation:

The Company recognizes $ 36 thousands of compensation expenses in 2015 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 9b.

O.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

P.	Consentration of credit risk:

As of December 31, 2015 and 2014, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

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

NOTE 3       -     INVENTORIES

	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

Raw materials	1,066	606
Work in process	177	225
Finished products	176	134
	1,419	965

The balances are net of write-down of $643 thousands as of December 31, 2015 and 2014.

NOTE 4       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

Deposits on leased vehicle and other(see also Note 8b2)	11	11
Loan to non-affiliated companies (see Note 1)	56	68
	67	79

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 5       -     PROPERTY AND EQUIPMENT

A.	Comprised as follows:

	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

Machinery and equipment	1,725	1,710
Leasehold improvements	24	24
Office furniture and equipment	44	44
	1,793	1,778
Less - accumulated depreciation and amortization	1,757	1,751
	36	27

B.	Depreciation and amortization expenses totaled $6 thousands, $ 13 thousands, and $17 thousands, in the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 6       -     ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 7       -     LONG TERM LOANS

A.	Composed as follows:

	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

Loans from banks	373	484

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

In May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850 thousands to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate. The Company pay the last payment on October 2015.

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

2015	-	149
2016	149	149
2017	149	149
2018 and thereafter	75	37
	373	484

NOTE 8       -     OTHER LONG TERMS LIABILITIES

A.	Royalties

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

On March 3, 2013, the Company received an email notification which was sent on behalf of the Ministry stating that the Company had received funding from the Fund in the past and requesting information relating to the Company's export revenues. The Company has not responded.

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2015 is approximately $451 thousands.

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

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2015, are as follows:

$ in thousands
Year ending December 31:
2016	85
2017	75
2018	38
198

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 86 thousands, $ 92 thousands, and $ 87 thousands in the years ended December 31, 2015, 2014 and 2013, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -     OTHER LONG TERMS LIABILITIES (Cont.)

B.	Lease commitments (Cont.)

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2015 – 2018 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2015, are as follows:

$ in thousands

2016	68
2017	36
2018	9
113

To secure the amounts due to the lessor, the Company has deposited a total of $ 6 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2015, 2014 and 2013, amounted to $ 102 thousands, $ 98 thousands and $ 109 thousands respectively.

C.	Guarantees

As of December 31, 2015, the Company gave $41 thousands guarantees to its customers.

NOTE 9       -     SHAREHOLDER’ EQUITY

A.	Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
In December 2009 the Company issued Mivtach Shamir Holdings Ltd. 18,664,078 ordinary shares for $0.097 per share for a total amount of $1,810,416.This amount include conversion of Loan received from Mivtach during 2009 in an amount of $627,000.Pursuant to the transaction, Mivtach was also issued warrants to purchase 9,332,039 of the Company's ordinary shares at an exercise price per share of $0.139, exercisable for a period of 4 years.

In May 2010, The current new shareholders of the Company purchased all those shares and Warrants. These warrants were fortified in June 2011.

(3)
In December 2012, The Company issued Mr. Gross some financial instruments in consideration of $760 thousands (net of $40 thousands issuance expenses) which include shares, warrants and a convertible note. The Company issued 5,263,158 ordinary shares for $0.095 per share. The Company also issued warrants ("The first warrants") to purchase 2,105,263 of the Company's ordinary shares at an exercise price per share of $0.095 amounting $200 thousands, vested in fully upon issuance, exercisable through February 2015. The Convertible Note Agreement is on the principal amount of $300 thousands. The maturity date of the Note is, May 2013, after the maturity date the conversion option expires, and the loan is supposed to be returned in 12 monthly installments.

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

In May 2013 Mr. Gross convert the convertible note to Company's shares and the Company reduces the Conversion rate to $0.085 and postponed the exercisable date of the second warrants to December 2015. In August 2014 the company set the exercise price of the second warrants to $0.17 accordingly, the Company reclassified the warrants to Equity. On December 31,2015 Mr. Gross exercise the second warrants for $0.17 per share.

(5)
In July 2014 The Company issued shares 4,166,667 to SMD Advanced Technologies Ltd. (“SMD”)  controlled by Mr. Yaacov Kotlicki ,and warrants to purchase another 1,833,334 shares for a price of $146,667 valid until July 2017. During December 2015, SMD exercise its warrants.

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

The exercise price of options granted under the  2003 plan is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 2003 and 2006 plan are to expire no later than 10 years following the date of grant.

During 2013, and 2014 no options were exercised. During 2015, 190,000 options were exercised.

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

(a)
A summary of the status of the above plans in respect of options granted to employees, directors and consultant of the Company and its subsidiaries as of December 31, 2015, 2014 and 2013, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2 0 1 5		2 0 1 4		2 0 1 3
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	4,227,610	0.1	4,804,444	0.4	5,509,563	0.45
Changes during the year:
Granted (1)	535,000	0.17	1,140,000	0.08	345,000	0.09
Exercised	(190,000)	0.05	-	-	-	-
Forfeited	(382,191)	0.11	(1,716,834)	0.92	(1,050,119)	0.43
Options outstanding at end of year	4,190,419	0.11	4,227,610	0.1	4,804,444	0.43
Options exercisable at year end	3,170,424	0.10	3,169,583	0.11	3,689,416	0.4
Weighted average fair value of options granted during the year (2)	$0.12		$0.04		$0.09

(1)	Options granted in 2015, 2014 and 2013 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(a)	(Cont.)

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2014 and 2015, with the following weighted average assumptions:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Dividend yield	0%	0%	0%
Expected volatility	81%	64%	64%
Risk-free interest rate	1.72%	1.5%	1.5%
Expected life - in years	6.5	4	4

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2015:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2015	life	2015	life
$		Years		Years

0.05-0.32	4,000,419	0.03-9.82	2,980,424	0.03-8.88
0.4-0.46	127,500	1.28-2.12	127,500	1.28-2.12
0.49	25,000	2.01	25,000	2.01
0.75-0.78	37,500	0.12-1.29	37,500	0.15-1.29
	4,190,419		3,170,424

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(c)	As of December 31, 2015 the aggregate intrinsic value for the option exercisable was $299 thousands with a weighted average remaining contractual life of 5.9 years.

The unrecognized compensation expenses calculated under the fair value method for stock options expected to vest as of December 31, 2015 is approximately $ 55 thousands and is expected to be recognized over a weighted average period of 1 year.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended december 31,
	2015	2014

Net loss carry-forward	10,004	10,525
Other additions for tax Purposes	183	154
Net deferred tax asset before valuation allowance	10,187	10,679
Valuation allowance	(10,187)	(10,679)
Net deferred tax asset	–	-

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

Net profit (loss) was incurred as following:

	Year ended december 31,
	2015	2014

United States	(461)	(238)
Israel	2,579	896
	2,118	658

C.	Tax Loss Carry-Forwards:

Net operating loss carry-forwards as of December 31, 2015 are as follows:

Israel	38,926
United States *	1,218
40,144

Net operating loss carry-forwards as of December 31, 2014 are as follows:

Israel	41,684
United States *	757
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

As of December 31, 2015, the bank deposits amount to $ 69 thousands;

B.	The Company have registered floating liens on all of their assets in favor of.

NOTE 12    -     SUPPLEMENTARY INFORMATION:

			December 31,
			2 0 1 5	2 0 1 4
			$ in thousands

A.	Accounts receivable

	(1)	Trade - allowance for doubtful accounts:

		Balance at beginning of year	60	60
		Charged to statement of operations	25	-
		Balance at end of year	85	60

	(2)	Other receivables:

		Prepaid expenses	12	27
		Israeli Government departments and agencies	57	72
		Other	9	11
			78	110

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12    -     SUPPLEMENTARY INFORMATION (Cont.):

December 31,
2 0 1 5	2 0 1 4
$ in thousands

B.	Other payable:

Employees and employee institutions	75	43
Israeli Government departments and agencies	112	115
Provision for vacation and recreation pay	76	71
Provision for product warranty	113	91
Liability for commissions to agents	21	93
Accrued expenses and sundry	44	44
	441	457

C.	Credit from banks:

	% interest rate	December 31,
	as of	2 0 1 5	2 0 14
	December 31, 2015	$ in thousands
Short-term loans from banks:
Linked to the Dollar (See Note 7(a))	2.5	149	183
		149	183

D.	Cost of revenues:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	$ in thousands
Industrial operations:
Materials consumed	2,263	1,635	994
Payroll and related expenses	504	479	503
Subcontracted work	306	278	312
Depreciation and amortization	1	2	3
Other production expenses	808	751	667
	3,882	3,145	2,479

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12    -     SUPPLEMENTARY INFORMATION (Cont.):

E.	Financial expenses:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	$ in thousands
Income:
Exchange differences	-	27	-
Other	2	2	3
	2	29	3
Expenses:
Interest
In respect of liability to related parties	-	11	6
In respect of credit from banks	19	28	35
Exchange differences	60	-	108
Revaluation of convertible loan and warrants	-	285	27
Warrants to issued shares compensation	-	-	45
Other	67	70	60
	146	394	281

	(144)	(365)	(278)

NOTE 13    -     RELATED PARTIES

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	$ in thousands

Managements fees – included in General and administrative	430	343	379

Balance with related parties:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	$ in thousands

Short Terms Loan	-	-	200

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 14    -     GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	$ in thousands

North America (mainly the United States)	2,646	1,720	1,043
Germany	424	442	232
Italy	403	399	248
Turkey	200	241	-
UK	-	221	61
Russia	230	146
Other European countries	1,000	1,384	995
China	2,824	1,420	688
India	598	80	194
Japan	437	200	553
Israel	165	210	180
Other Far Eastern countries	201	181	64
	9,128	6,644	4,258

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended
	December 31,
	2 0 1 5	2 0 1 4
	$ in thousands

Israel	526	530
U.S.A.	12	12
	538	542