Form 20-F
period 2016-12-31
ELBIT VISION SYSTEMS LTD
filed 2017-04-06
CIK 1011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

Ordinary Shares, nominal value 10.00 New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

 9,384,988 Ordinary Shares, NIS 10.00 nominal value per share

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

 ☑ Yes  No ☐

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

☑ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer  ☐ Accelerated Filer  ☑ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

  ☐ Yes  ☐  No

The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 of  Elbit Vision Systems Ltd. or E.V.S. All references to "E.V.S.", "us", "we", "our" or the "company" refer to E.V.S. and its consolidated subsidiaries.

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

‑‑‑‑‑‑‑‑‑‑‑‑

We have prepared our consolidated financial statements in United States Dollars and in accordance with accounting principles generally accepted in the United States, as applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein. All references herein to “Dollars” or “$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. Unless otherwise stated, all capitalization information was adjusted to reflect the Company's 1-for-10 reverse share split, effective as of March 27, 2017.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	7

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7

ITEM 3.	KEY INFORMATION	7
	RISK FACTORS	7
	RISK FACTORS RELATED TO OUR BUSINESS	8
	RISK FACTORS RELATED TO OUR ORDINARY SHARES	11
	RISK RELATED TO DOING BUSINESS IN ISRAEL	15

ITEM 4.	INFORMATION ON THE COMPANY	20
	HISTORY AND DEVELOPMENT OF THE COMPANY	20
	BUSINESS OVERVIEW	23
	ORGANIZATIONAL STRUCTURE	31
	PROPERTY, PLANTS AND EQUIPMENT	32

ITEM 4A.	UNRESOLVED STAFF COMMENTS	32

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
	SELECTED FINANCIAL DATA	32
	OPERATING RESULTS	35
	LIQUIDITY AND CAPITAL RESOURCES	40
	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	41
	TREND INFORMATION	42
	OFF-BALANCE SHEET ARRANGEMENTS	43
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	43

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
	DIRECTORS AND SENIOR MANAGEMENT	44
	COMPENSATION	47
	BOARD PRACTICES	48
	EMPLOYEES	57
	SHARE OWNERSHIP	59

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
	MAJOR SHAREHOLDERS	60
	RELATED PARTY TRANSACTIONS	61

ITEM 8.	FINANCIAL INFORMATION	64
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	64
	SIGNIFICANT CHANGES	64

ITEM 9.	THE OFFER AND LISTING	64
	OFFER AND LISTING DETAILS	64
	MARKETS	67

ITEM 10.	ADDITIONAL INFORMATION	67
	MEMORANDUM AND ARTICLES OF ASSOCIATION	67
	MATERIAL CONTRACTS	78
	EXCHANGE CONTROLS	79
	TAXATION	80
	DOCUMENTS ON DISPLAY	86

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87
	FOREIGN CURRENCY EXCHANGE	87
	INTEREST RATE RISK	88

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	88

ITEM 15.	CONTROLS AND PROCEDURES	88

ITEM 16.	[RESERVED]	90

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	90

ITEM 16B.	CODE OF ETHICS	90

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	90

ITEM 16D.	EXEMPTIONS FROM THE LISTING AND STANDARDS OF AUDIT COMMITTEES	91

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILLIATED PURCHASERS	91

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	91

ITEM 16G.	CORPORATE GOVERNANCE	91

ITEM 16H.	MINE SAFETY DISCLOSURE	91

PART III

ITEM 17.	FINANCIAL STATEMENTS	91

ITEM 18.	FINANCIAL STATEMENTS	91

ITEM 19.	EXHIBITS	91

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

While we have generated net income every year since 2010, with the exception of 2013, our net income remains relatively small. In 2010, 2011, 2012, 2014, 2015 and 2016, our net income was $2.6 million, $1.09 million, $0.82 million, $0.66 million, $2.1 million and $2 million respectively. There is no certainty that we will continue to generate net income or that our net income will increase over time.

In June 2010, we restructured our bank loans from Bank Leumi Le Israel B.M. and Bank Hapoalim B.M. (the "Banks"), which we completed to fully repay in September 2016. Although the terms of the restructure agreement were favorable to the Company, there is no guarantee that we will be profitable in the future. We may have to sell additional equity or debt securities and reorganize our credit facilities in order to continue as a going concern.  There is no certainty that we will be successful in these efforts, or complete them in a timely fashion. For more information on the restructuring of our loans with the Banks, see Item 10, "Material Contracts".

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

Several companies working with the textile, non-woven and technical fabric industries, such as BarcoVision, IsraVision, AMETEK Surface Vision, Wintriss, Protechna, Futec and Sheltonvision, have developed products with similar visual inspection or quality monitoring capabilities.

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

Current uncertainty in global economic conditions, including the disruption in financial and credit markets, may pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the situation continues or worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

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

We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. We currently have one approved U.S. patent, which we announced on September 8, 2016 (application 14/009,557) entitled On-Loom Fabric Inspection System and Method, which covers the workings of our iBar product for on-loom inspection of woven fabrics in order to identify weaving faults during manufacture. We believe that these efforts to protect our proprietary information provide only limited protection. Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For more information, see Item 4, “Information on the Company -- Business Overview -- Intellectual Property Rights”.

We may become involved in litigation.

From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. For more information, see Item 8, “Financial Information - Litigation”.

Risk Factors Related to Our Ordinary Shares

We may require additional financing.

In the fourth quarter of 2009, our then controlling shareholder, Mivtach Shamir ("Mivtach"), through its wholly-owned subsidiary, M.S.N.D. Real Estate Holdings Ltd., invested an aggregate amount of approximately $1.8 million in our company. Mivtach invested approximately $1.2 million in cash and approximately an additional $627,000, through the conversion of outstanding loans plus interest. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and we have entered into an agreement with Mivtach pursuant to which we will repay the loan over five (5) years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate. During 2015 we fully repaid the loan.

In June 2010, we restructured our bank debt with our Banks. Pursuant to the terms of the restructuring, the Banks forgave approximately $2.4 million of our debt and the debt of our former subsidiary, ScanMaster. It was further agreed that we will repay debt of $1 million to the Banks over a period of five (5) years, and we will repay an additional amount of $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the consummation of the sale of ScanMaster, which was completed in June 2010. The Banks' approval was further contingent upon certain commitments made by Yaron Menashe, our chief financial officer and Sam Cohen, our chief executive officer, who, as of March 28, 2017, hold an aggregate of approximately 34.01% of our issued shares. In September 2016 we completed the full repayment of the abovementioned debt to the Banks.

In December 2012 we completed a non-brokered private placement transaction, or the 2012 Private Placement Transaction, pursuant to which we sold 526,316 of our ordinary shares (on a split-adjusted basis) to Mr. Avi Gross for gross proceeds of $500,000. Under the 2012 Private Placement Transaction, Mr. Gross provided us with a convertible loan and we issued Mr. Gross two warrants to purchase additional ordinary shares of our company. On June 10, 2013, Avi Gross exercised the convertible loan and one of the warrants (the "First Warrant"). Consequently, we issued an additional 588,236 ordinary shares (on a split-adjusted basis) to Avi Gross upon this exercise. On December 27 2015, Mr. Gross exercised the second warrant (the "Second Warrant") at a price of $1,000,000 . Consequently, we issued an additional 588,236 ordinary shares (on a split-adjusted basis) to Avi Gross upon this exercise. For more information on the 2012 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

In July 2014 we completed a non-brokered private placement transaction, or the 2014 Private Placement Transaction, pursuant to which we sold an aggregate of 416,667 of our ordinary shares (on a split-adjusted basis) to SMD Advanced Technologies Ltd. ("SMD"), an Israeli private company controlled by Mr. Yaacov Kotlicki ("Mr. Kotlicki"), for gross proceeds of $250,000 and warrants to purchase up to 208,334 of our ordinary shares (on a split-adjusted basis), for an aggregate exercise price of up to $166,666. On December 27,2015, SMD exercised warrants at a price of $146,667. Consequently, we issued an additional 183,334 ordinary shares (on a split-adjusted basis) to SMD upon this exercise. In accordance with a Form SC 13G/A filed by SMD and Mr. Kotlicki on February 14, 2017, as of such date SMD and Mr. Kotlicki do not hold any of our ordinary shares. For more information on the 2014 Private Placement Transaction see Item 4.A “History and Development of the Company – Recent Developments”.

Despite these transactions, there is no guarantee that the measures taken to restructure our debt, the full repayment of said debt and the measures taken to raise additional funds will be sufficient to continue running our operations, and we may determine that it is in our best efforts to sell additional equity or debt securities and seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all.

Given the existing potential for significant dilution in light of the large number of our ordinary shares we have registered as well as employee options to purchase approximately 419,042 of our ordinary shares (on a split-adjusted basis), which since recent increases in our share price are exercisable at a price below that of the public market, our ability to complete additional debt or equity financing may be very limited. For more information regarding our refinancing, change in controlling shareholders or share registration obligations, see Item 7, “Major Shareholders and Related Party Transactions-Related Party Transactions” and Item 10, “Additional Information - Material Contracts”.

The large number of shares available for future sale could adversely affect the price of our ordinary shares.

As of March 28, 2017 a total of 9,771,491of our ordinary shares (on a split-adjusted basis) were issued and outstanding or convertible into our ordinary shares within 60 days. Of these securities, 53.57% are held by affiliates.

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

Our ordinary shares are traded on the Over-the-Counter Bulletin Board (OTCQB). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. Our 1-for-10 revesre share split effective March 27, 2017, may not have a positive effect over the trading in our ordinary shares. The average daily trading volume of our ordinary shares in February, 2017 was 1,377 shares (on a split-adjusted basis). The high and low bid price of our ordinary shares for the last two years has been $4.2 and $1.425, respectively (on a split-adjusted basis). Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline. Our 1-for-10 revesre share split effective March 27, 2017, may not have a positive effect over the establishment of a potential market for our ordinary shares, over the ability to sell our shares and/or over the share price of our ordinary shares.

Our ordinary shares are currently traded on the OTC Bulletin Board and may be difficult to buy and sell.

On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply with the $2.5 million minimum shareholder equity requirement. Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained. Our 1-for-10 revesre share split effective March 27, 2017, may not have a positive effect over the ability to sell our shares and/or over the share price of our ordinary shares. For more information, see Item 4, “Information on the Company -- History and Development of the Company” and Item 9, “The Offer and Listing -- Market and Share Price History”.

Our 1-for-10 revesre share split effective March 27, 2017 may have an adverse effect over the liquidity of our ordinary shares and may be perceived in a negative manner by investors, analysts or other share market participants

Following the approval of our shareholders dated May 2, 2016, on March 24, 2017 we implemented a reverse share split of our ordinary sharesat an exchange ratio of 1-for-10, such that every ten outstanding ordinary shares were converted into one ordinary share par value NIS 10.00, such that our ordinary shares commenced trading on a split-adjusted basis when the market opened on March 27, 2017. The reverse share split may result our ordinary shares not to be traded at a price in proportion to the decrease in the number of outstanding ordinary shares resulting from the share split, the liquidity of our ordinary shares may be adversely affected by the reduced number of shares that are outstanding and available for trading after the reverse share split, and the reverse share split may be perceived in a negative manner by investors, analysts or other share market participants.

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

From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council, their taking over the Gaza Strip, as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 created additional regional unrest and uncertainty. The hostilities with Hamas in the Gaza Strip further significantly escalated in December 2008 and January 2009. In November 2012, Israel engaged in an armed conflict under which Israel was the target of terrorist attacks executed against civilian targets in various parts of Israel, which included wide-spread rocket strikes. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. Since October 2015, and to a lesse extent since mid-2016, Israel is experiencing another escalation in violence with the Palestinian population, which resulted in clashes between Israel and armed Palestinians in the West Bank and in Israeli cities. Since February 2011, Egypt experienced significant political turbulence, following the resignation of Hosni Mubarak as president. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and Egypt. In addition, since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries, including the emergence of Islamic State, or ISIS, as a significant destabilizing force in the region. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States and Russian armed forces have engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. In addition, Israel is reported to be considering a pre-emptive attack on Iran which is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians, Arab countries or Iran might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel and/or in the surrounding countries could have a material adverse effect on our business, operating results and financial condition and may even result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways.

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. We believe that a maximum of 7 of our employees, 16%  of our employees at any one time, could be called for active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

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

Some of our research and development efforts were financed in part through royalty-bearing grants that we received from the Office of the Chief Scientist of the Israeli Ministry of Economics and Industry (formerly the Ministry of Industry, Trade and Labor) (the "OCS"), known today as the Israel Innovation Authority (the "Authority"). With respect to certain grants we are committed to pay royalties at a rate of 3% to 5% from the sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage to the Israeli CPI Index. The repayment terms were not dependent upon a timetable. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, as amended, or the R&D Law, and related regulations, with respect to those past grants. Prior to the enactment of the R&D Amendment, as further elaborated below, when a company developed know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restricted the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies were deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would have been required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS was able to impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel and may not grant such approvals at all.

Additionally, the transfer of OCS-supported technology or know-how outside of Israel could have involved the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment could have impaired our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment Number 7 to the R&D Law (the "R&D Amendment"). Following the R&D Amendment, the OCS was replaced with the Authority, which is comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council has broad discretion regarding material matters, including with respect to the new funding programs ("Tracks"), is required to determine certain characteristics regarding the type of Benefits granted ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares), well as their scope, conditions for receipt and the identity of the party which is permitted to use such Benefits, and may determine additional matters, including delay in payment of a Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, the type of know-how to be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as caps for such payments), requirements with respect to manufacturing in Israel and transfer of manufacturing abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients (including ownership and royalty arrangements), as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters are now being decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment. In addition, it should be noted that the pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. have been rescinded, thus adding to the current uncertainty created by the R&D Amendment.

In addition, we qualified for a program operated by Israeli Ministry of Economics and Industry (the "Ministry of Economics Program"), under which the Israeli government participates in some of our expenses relating to the realization of potential economic growth in China, by providing grants of up to NIS 1,333,000, paid during a three year period commencing September 2015. With respect to such grants, we are committed to pay annual royalties at a rate of 3% of our growth from sales to China per annumm, with the addition of interest and linkage, until the earlier of (i) the lapse of five years from the first year during which we are not entitled to receive grants under the programs, or (ii) the full repayment of the grant. The grants shall also be fully repaid upon the merger of the Company (in which case, the repayment shall be borne on the surviving company), if the company is acquired (in which case, the repayment shall be borne on the acquiring company) and if the business or division for which the grants were granted were sold (in which case, the repayment shall be borne on the acquiring company). Failure to fully repay the grants when due may result non-qualification of the Company for any additional grants from the Israeli Ministry of Economics and Industry, including from the OCS.

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

There can be no certainty that we will pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

Under the Israeli Companies Law, 1999 (the "Israeli Companies Law"), dividends may only be paid out of profits legally available for distribution (the "Profits Criteria") and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the Profits Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due. There can be no certainty that we will declare or pay cash dividends in the foreseeable future and we may retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

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

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Systems Ltd., or Elbit. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, at which time they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board (OTCQB). On March 27, 2017, we completed a 1-for-10 reverse share split of our ordinary shares, intended, among other things, to make our ordinary shares a more attractive investment for large US institutional investors (many of whom do not regularly invest in stocks trading below $1.00 per share). There can be no assurance that the reverse share split will have such result. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 9, “The Offer and Listing -- Market and Share Price History”.

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

Due to the economic downturn, large capital investment required by the industry coupled with the long payment cycle, in June 2010, we sold ScanMaster and substantially all of the assets of ScanMaster Inc. to a group of purchasers including our former chief executive officer and chairman of the board, David Gal and Ofer Sela, our former executive vice president, R&D Operations (the "ScanMaster Transaction").

Recent Developments

Since January 1, 2016, the company has experienced the following significant developments:

2012 Private Placement Transaction

Pursuant to the 2012 Private Placement Transaction, consummated on December 10, 2012, we sold 526,315 ordinary shares to Mr. Avi Gross at a price per share of $0.95 for gross proceeds of $500,000 (on a split-adjusted basis). Additionally, under the 2012 Private Placement Transaction, Mr. Gross provided our company with a $300,000 convertible loan, or the Convertible Loan, at a price per share of $0.95. As part of the 2012 Private Placement Transaction, Mr. Gross also received two warrants to purchase our ordinary shares: the First Warrant  for the exercise of up to $200,000 of our ordinary shares, at a price per share of $0.95 (on a split-adjusted basis), and the Second Warrant for the exercise of up to $1,000,000 of our ordinary shares, at a price per share of $2 (on a split-adjusted basis), unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price per share shall be reduced to $1.7 (on a split-adjusted basis). In August 2014, our audit committee and board of directors approved an amendment to the Second Warrant, pursuant to which the exercise price for the Second Warrant was fixed at $1.7 per share (on a split-adjusted basis). The Second Warrant was originally exercisable during the period between June 10, 2013 and February 5, 2015 but was amended to extend the expiration date to December 31, 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.85 (on a split-adjusted basis)). Consequently, we issued an additional 588,235 ordinary shares (on a split-adjusted basis) to Avi Gross upon this exercise. On December 27, 2015, Avi Gross exercised the Second Warrant. Consequently, we issued an additional 588,235 (on a split-adjusted basis) ordinary shares to Avi Gross upon this exercise.

Following the consummation of the 2012 Private Placement Transaction and the exercise of the Convertible Loan, the First Warrant and the Second Warrant, Mr. Gross’ holding in the Company amount, as of December 31, 2016, to 1,702,786 ordinary shares (on a split-adjusted basis), constituting 18.14% of the outstanding share capital of the Company.

Additionally, in accordance with the 2012 Private Placement Transaction and following the above referenced exercises, as long as Mr. Gross continues to hold at least 5% of the Company’s issued and outstanding shares, Mr. Gross, is entitled to appoint either a representative to attend all board meetings (subject to certain limitations)  in a non-voting, observer capacity, or, alternatively, a nominee to be elected as a director to our board of directors. On May 1 2014, Mr Gross nominated and our board appointed Mr. Natan Avisar as Mr. Gross' appointee to serve on our board by filling a vacancy. On January 12, 2015, our annual general meeting approved the appointment of Mr. Natan Avisar as a director until our next annual general meeting, and on May 2, 2016, our annual general meeting re-approved his appointment.

For more information regarding the 2012 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

2014 Private Placement Transaction

Pursuant to the 2014 Private Placement Transaction, consummated on July 10, 2014, we sold an aggregate 416,666 ordinary shares (on a split-adjusted basis) to SMD at a price per share of 0.6$ (on a split-adjusted basis) for gross proceeds of $250,000, and issued to SMD the first warrant to purchase up to 125,000 ordinary shares (on a split-adjusted basis) for an aggregate exercise price of up to $100,000. Under the terms of this transaction, SMD's investment was to be consummated in three tranches – the first tranche of $150,000 was paid upon the closing of the transaction in consideration for the issuance of 250,000 ordinary shares (on a split-adjusted basis) and a three year warrant to purchase up to 125,000 of our ordinary shares (on a split-adjusted basis), for an aggregate exercise price of up to $100,000. The remaining tranches were paid in November 2014, upon our achievement of certain business milestones, such that SMD paid a further $100,000 in consideration for the issuance of 166,666 ordinary shares (on a split-adjusted basis) and the issuance of a three year warrant to purchase up to 83,333 ordinary shares (on a split-adjusted basis) for an aggregate exercise price of up to $66,666. On December 27, 2015, SMD exercised the warrants, for an exercise price of $146,667. Consequently, we issued an additional 183,333 ordinary shares (on a split-adjusted basis) to SMD upon this exercise.

Additionally, in accordance with the 2014 Private Placement Transaction and following the above referenced exercise, as long as SMD continues to hold at least 5% of the Company’s issued and outstanding shares, SMD is entitled to appoint a representative to attend all board meetings in a non-voting, observer capacity.

In accordance with a Form SC 13G/A filed by SMD and Mr. Kotlicki on February 14, 2017, as of such date SMD and Mr. Kotlicki do not hold any of our ordinary shares

For more information regarding the 2014 Private Placement Transaction, see Item 10, “Additional Information – Material Contracts”.

Significantly Increased Revenues in 2015 Compared to 2014

Our total annual revenues for the 2015 fiscal year were $9.13 million, representing an increase of 37.3%, compared to the total annual revenues of approximately $6.65 million in 2014 (which itself was an increase of 56% over the previous year). For more information regarding 2014 financials see Item 8, “Financial Information”.

Principal capital expenditures and divestitures

From January 1, 2016 to December 31, 2016 our capital expenditures totaled approximately $7 thousand, (compared to $15 thousand during 2015 and $9 thousand during 2014), of which approximately $7 thousand (compared to $13 thousand during  2015  and $7 thousand during 2014) can be attributed to acquisitions of computers for office use. We have financed our capital expenditures from internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2017.

B. Business Overview

Following the ScanMaster Transaction and as of June 2010, we operate in only in the industry of Automated Optical Inspection Industry, or AOI.

The AOI has traditionally been a labor-intensive industry. The principle stages of the textile manufacturing process include raw materials production, yarn spinning, fabric‑forming, fabric spreading, fabric cutting and fabric finishing. End uses for textiles include fabric for apparel, home textiles, industrial fabric and technical fabric.

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

These factors have led to inconsistent assessments of fabric quality and have caused fabric inspection to be a time‑consuming and costly process. These limitations also make it difficult to establish a reliable industry‑wide standard for fabric quality. The limitations of manual inspection, along with the general trend in the web industry towards automation, in order to reduce costs and improve quality, have created an opportunity for an effective automatic visual inspection and quality monitoring systems for various niche markets in the web industry.

The EVS Solution for the AOI

We develop and have acquired sophisticated automatic visual inspection systems for manufacturers of industrial web products. Our systems are designed to overcome the limitations of human visual inspection. Our systems combine high‑performance computer processing with unique image processing capabilities based on proprietary vision understanding and interpretation algorithms. The unique image processing capabilities include image acquisition, mathematical transformation, image analysis and learning and decision-making elements. The mathematical algorithms which enable these image interpretations and understanding capabilities are performed by high-speed dedicated parallel processing computers based on specialized architectures which are capable of performing tens, and in some of our products, hundreds of billions of operations per second. These algorithms enable our systems to recognize fabric flaws in real time and to learn the types and severity of the flaws a customer wishes to detect, ignoring flaws that do not fall into such categories. Our systems then analyze detected defects and provide information regarding their nature. Our systems are an integral part of the manufacturing process and can be integrated with the customer’s management information systems, providing valuable information for the production planning process. We believe that our systems enable customers to reduce direct labor, increase manufacturing efficiency and improve product quality.

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

IQ-TEX Family of Products

The IQ-TEX family of automatic web inspection systems is designed to provide textile manufacturers with a comprehensive solution to their quality monitoring, grading and cutting needs. IQ-TEX systems detect numerous types of defects on any unicolor web, including: yarn and weaving faults; holes; oil, water and dye stains; missing threads; starting marks; broken yarn; and dyeing, coating and finishing irregularities. They then provide the manufacturer with information regarding the location, size and shape of the defect. Depending on the model, IQ-TEX systems can detect defects as small as 0.05 mm on any web width. The IQ-TEX systems can detect at web speed of up to 1,100 meters per minute. In addition, IQ-TEX systems can be configured to mark defects during inspection and advise the user as to the most efficient manner to cut web to eliminate unacceptable defects.

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

•
The IQ-TEX4 is based on the integration of our Smart Video Camera technology into the I-TEX products, mainly for woven textile range applications, such as grey fabric, dyed & finished, denim, glass fabric (for PCB) etc. The IQ-TEX is a more compact, powerful and flexible version of IQ-TEX, and can operate at a maximum speed of up to 800 meters per minute. It includes improved capabilities for the detection of defects in complex fabrics, such as denim, and high-speed configuration for an in-line inspection of non-woven fabric. The list price for the IQ-TEX ranges between $110,000 and $240,000 depending on the configuration. The IQ-TEX4 Lite is based on the same hardware as is used in the IQ-TEX4 system.

•
The IQ-TEX4 Lite has a light mechanical frame (the system is equipped with a camera box), which is designed for easy and flexible installation on a wide range of web production lines such as non-woven, paper, tire cord, film, composite materials, laminated materials, metal, etc. The system allows us to offer solutions to new market segments using our vast experience from the textile industry. The list price for the IQ-TEX4 Lite ranges between $35,000 and $200,000 depending on the configuration and the web production type.

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

On Loom Inspection (iBar)

The On Loom Inspection, or the iBar, is a tool for textile manufacturers to maximize profit, with complete raw material utilization.

The first application of this solution is for monitoring production looms to ensure that the highest priced textile component, raw material, gives maximum product yield. The iBar provides complete reel and process inspection during the formation of the fabric web, by using high resolution micro-cameras mounted into a slim extruded aluminum housing with customizable LED illumination, allowing for defect detection and alarm activation, we can also stop the Loom on repet defects. The iBar may be flexibly installed, thus enabling it to be mounted directly on the loom or knit machine looking directly at the reed or needles. When detecting defects, the iBar categorizes them, saves them and displays them on the interface, thus providing real-time feedback and defect elimination, designated to enable manufacturers to improve input-output ratios.

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

Our independent sales representatives do not have the authority to enter into contracts on our behalf or otherwise bind us. To promote our products, we devote significant resources towards participation in the key annual textile and technical textile, equipment trade shows. We also advertise in trade magazines, conduct customer seminars and provide demonstrations at our customers' sites.

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

Sales by Principal Markets

In 2014, approximately 26% of our sales were in the United States, approximately 46% were in Europe, and approximately 28% were in the Far East. In 2015, approximately 29% of our sales were in the United States, approximately 26% were in Europe, and approximately 45% were in the Far East. In 2016, approximately 29% of our sales were in the United States, approximately 30% were in Europe, and approximately 41% were in the Far East. No customers accounted for more than 10% of our net sales in any of the years 2014, 2015 or 2016.

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

Manufacturing

The principal manufacturing and assembly of our basic systems are conducted by subcontractors. We perform logistics and purchasing activities, integration and final testing in-house. In addition, we perform the software installation and configuration, final hardware configuration, quality control and any special system customization needed for a particular customer. Production is based upon firm customer commitments and anticipated orders and is generally planned one to three months in advance. We contract with third party subcontractors to perform the manufacturing of our systems so that we can focus on design and product development strengths and minimize fixed costs and capital expenditures. Our engineers work closely with subcontractors to increase manufacturing yields, lower manufacturing costs and assure quality. Some of the electronic components included in our product are manufactured especially for us by exclusive suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers, which may take substantial time and involve substantial costs. Our reliance on exclusive suppliers involves several risks, including a potential inability to obtain adequate supplies of these components and reduced control over pricing and timely delivery of these components. We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if our single source supplier ceases to produce these components, we would have to transfer the manufacture of the components to another supplier or suppliers.  We estimate that such a transfer would take approximately up to six months and could delay the production and supply of our products, which could harm our results of operations.

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

Intellectual Property Rights

We currently have one approved U.S. patent, which we announced on September 8, 2016 (application 14/009,557) entitled On-Loom Fabric Inspection System and Method. The patent covers the workings of our iBar product for on-loom inspection of woven fabrics in order to identify weaving faults during manufacture. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights.

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

D. Property, Plants and Equipment

Our headquarters and manufacturing facilities are located at 7 Bareket Street, P.O.B. 3047, Industrial Park, Caesarea, Israel 3088900. We do not own any real property. Between June 30, 2010 and June 2014 we leased approximately 7,650 square feet at our facilities in Israel, at an annual rent of approximately $83thousand under a lease agreement. In June 2014 the lease agreement automatically renewed for an additional 4 year term, until June 2018, with a one-time automatic 6% increase in the annual rent (plus linkage to the Israeli Consumer Price Index) over the entire additional period. In 2016 we signed an amendment to the lease agreement, pursuant to which we lease the facilities for a five year term with an option to extend the lease for an additional five year term. Under the amended lease agreement, the lessor agreed to fund the renovation of the facilities in exchange to payment of higher annual rent, such that the annual rent for the initial five year term is approximately $92 thousand , and the annual rent for the optional five year period will be mutually agreed on, if the lease is extended. EVS US leases approximately 5,400 square feet office space in Greenville, South Carolina  USA, at an annual rent of approximately $12 thousand. This lease will expire in October 2017, after which the Company will seek to either renew the lease or to enter into a new lease agreement.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data (Incorporated by reference in Item 3A)

The selected financial data for the years ended December 31, 2016, December 31, 2015, December 31, 2014, December 31, 2013 and December 31, 2012, are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference. All capitalization terms have been adjusted to reflect the effect of the reverse share split effective as of March 27, 2017.
(in U.S. thousand Dollars )	2012	2013	2014	2015	2016
Statement of Operations Data:
Net sales	6,708	4,258	6,644	9,128	10,146
Cost of sales	2,961	2,479	3,145	3,882	4,530
Gross profit	3,747	1,779	3,499	5,246	5,616
Research and development expenses, net	682	625	560	765	1,378
Marketing and selling expenses, net	1,371	1,022	1,187	1,411	1,254
General and administrative expenses	734	866	729	808	826
Total operating expenses	2,787	2,513	2,476	2,984	3,458
Operating profit (loss)	960	(734)	1,023	2,262	2,158
Other income (expenses)	(2)	-	-	-	-
Financing income (expenses), net	(134)	(278)	(365)	(144)	(134)
Profit (loss) before taxes	824	(1,012)	658	2,118	2,024
Taxes on income	-	-	-	-	-
Net Profit (Loss)	824	(1,012)	658	2,118	2,024
Basic earnings (loss) per share (1)	0.12	(0.13)	0.08	0.25	0.22
Diluted earnings (loss) per share (1)	0.12	(0.13)	0.08	0.25	0.22
Weighted average number of shares outstanding-Basic (1)	7,004	7,815	8,218	8,546	9,337
Weighted average number of shares outstanding-Diluted (1)	7,163	7,815	8,351	8,568	9,592

	2012	2013	2014	2015	2016
Balance Sheet Data:
Working capital	1,251	332	1,062	4,169	5,674
Total assets	4,207	2,840	3,629	6,792	8,158
Total liabilities	4,481	3,712	3,242	3,093	2,358
Accumulated deficit	(41,908)	(42,920)	(42,262)	(40,144)	(38,120)
Shareholders' equity (deficiency)	(274)	(872)	387	3,699	5,800

(1)	Computed on the basis set forth in Note 2 to our Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward‑looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward‑looking statements as a result of certain factors.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market. As of December 2016, the Company has $148 thousands in consignment.

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

The deferred income balance as of December 31, 2015 and 2016 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2014	2015	2016
Net sales	100.0	100.0	100.0
Cost of sales	47.3	42.5	44.6
Gross profit	52.7	57.5	55.4
Research and development expenses, net	8.4	8.4	13.6
Marketing and selling expenses, net	17.9	15.5	12.4
General and administrative expenses	11	8.9	8.1
Total operating expenses	37.3	32.7	34.1
Operating income	15.4	24.8	21.3
Financing expenses, net	(5.5)	(1.6)	(1.3)
Income before taxes	9.9	23.2	19.9
Taxes on Income	-	-	-

Net Profit	9.9	23.2	19.95

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Sales

Sales in 2016 increased by approximately 11% to $10.15 million compared with sales of $9.1 million in 2015. The increase in revenue for the year ended December 31, 2016, was due to our substantial marketing efforts in the Far East markets designated to increase our sales and strengthen our operations in this market, as well as to sales of the iBar.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of revenues as a percentage of net sales was 44.6% in 2016 compared with 42.5% in 2015. The increase in cost of revenues as a percentage of net sales was mainly due to hiring and traning new field engineers to install and provide support to our customer.

Gross Profit

In 2016 our gross profit was $5.6 million as compared to $5.2 million in 2015. Gross profit as a percentage of net sales was 55.4% in 2016 as compared to 57.5% in 2015. The decrease in our gross profit as a percentage of revenue in 2016 was mainly due to increase in costs attributed to the hiring and traning of new field engineers to install and provide support to our customer.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees and subcontractors engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Net research and development expenses in 2016 increased to $1.38 million, compared to $0.76 million in 2015, an increase of 80%. This increase is attributed to the Company's additional investments in the development of its existing products and new products and hiring additional 6 software engineers,  and to payment of severance pay for two Company employees whose employment was terminated by the Company.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and sales expenses amounted to $1.25 million in 2016, compared to $1.4 million in 2015. The decrease in our marketing and sales expenses was primarily due to a decrease in sale commissions paid due to the different  commission mix which we were required to pay in connection with the 2016 sales compared to the commission mix we were required to pay in 2015.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 8.1% in 2016 from 8.9% in 2015. General and administrative expenses in 2016 were $0.83 million, compared to $0.8 million in 2015. The decrease in general and administrative expenses as a percentage of net sales, was due to the increase in revenues.

Financial Expenses

Financial expenses consist interest on loans from banks, currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2016 were $0.13 million compared to $0.14 million in 2015. The decrease was mainly attributed to the full repayment of our Bank loans in September 2016.

Profit/Loss

In 2016 we recorded a net profit of $2 million as compared to a net profit of $2.1 million in 2015. The moderate decrease in net profit in 2016 compared to 2015 was attributed to increase in sales offset by increase in research and development expenses.

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

The exchange rate between NIS and the U.S. Dollar has fluctuated during the  twelve month period ended December 31, 2016 from a high of NIS 3.983 to the Dollar to a low of NIS 3.746 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
August 2016	3.829	3.754
September 2016	3.786	3.746
Ocotber 2016	3.856	3.778
November 2016	3.876	3.799
December 2016	3.867	3.787
January 2017	3.860	3.769
February 2017	3.768	3.659

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2012 – December 31, 2012	3.858 NIS/$1
January 1, 2013 – December 31, 2013	3.6 NIS/$1
January 1, 2014 – December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1
January 1, 2016 – December 31, 2016	3.841 NIS/$1

In 2012, the Israeli economy recorded inflation of approximately 1.63% and the Dollar increased in value against the NIS by approximately 2.3%. In 2013, the Israeli economy recorded inflation of approximately 1.8% and the Dollar devalued against the NIS by approximately 6.5%. In 2014, the Israeli economy recorded deflation of approximately 0.2% and the Dollar decreased in value against the NIS by approximately 12%. In 2015, the Israeli economy recorded deflation of approximately 1% and the Dollar increased in value against the NIS by approximately 0.3%. In 2016, the Israeli economy recorded deflation of approximately 0.2% and the Dollar decreased in value against the NIS by approximately 1.2.

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

B. Liquidity and Capital Resources

Prior to our initial public offering in July 1996, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel, (iv) the use of a bank credit line (v) receipt of a convertible loan, and (vi) private placements of our securities. As of December 31, 2016, we had a working capital of $5.7 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

As of December 31, 2016, our ratio of current assets to current liabilities was 3.8 compared with 3 on December 31, 2015. The increase between 2015 and 2016 was due to the increase in our net profit during 2016.

During the years 2015 and 2016, we had no short-term marketable securities. Our trade receivables decreased to $1.1 million at the end of 2016 compared to $1.4 million recorded at the end of 2015. We had no material other receivables during either of 2015 or 2016. Our trade payables decreased to $0.8 million recorded at the end of 2016 compared to $1.2 million recorded at the end of 2015. Our other payables increased to $1 million compare to $0.4 million recorded at the end of 2015. We generated $2 million in cash from operating activities in 2016 compared to utilizing $1.5 million in 2015. This generation of our cash was due to our profit in 2016. Our inventory increased from $1.4 million as of December 31, 2015 to $1.65 million as of December 31, 2016. Inventory as a percentage of revenues as of December 31, 2016 was 16.3% compared with 15.5% as of December 31, 2015. Our capital expenditures on property during 2015 and 2016 were not material.

Investments

Our cash and cash equivalents increased to $4.5 million at the end of 2016 compared to $3.3 million recorded at the end of 2015. Short term restricted deposits were $0.11 million at the end of 2016 compared to $0.07 recorded at the end of 2015. This increase in cash and cash equivalents was due to net profit in 2016.

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

As of March 31, 2017, our research and development staff consisted of 8 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics development, real-time software development, PC software development. In 2016 our gross research and development expenditures for the web industry were approximately $1.38 million, as compared to $0.76 million in 2015.

We currently have one approved U.S. patent , which we announced on September 8, 2016 (application 14/009,557) entitled On-Loom Fabric Inspection System and Method. The patent covers the workings of our iBar product for on-loom inspection of woven fabrics in order to identify weaving faults during manufacture.

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

The following table sets forth net research and development expenses, the grants received from the OCS and the gross research and development expenditures (including possible royalty payments to the OCS) for the periods indicated.
(in thousands)	2012	2013	2014	2015	2016
Research and development expenses, net	$682	$625	$560	$765	$1,378
OCS grants	-	-	-	-	-
Gross research and development expenditures	$682	$625	$560	$765	$1,378

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

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2016, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	46	39	7	-	-
Operating Building Lease Obligations	501	113	207	181	-
Total	547	152	214	181	-

G. Safe Harbor

 Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of March 27, 2017, our directors, senior managers and key employees were as follows:

Name	Age	Position

Josef Ran*	69	director and chairman of the board
Sam Cohen (1)	50	director and chief executive officer
Yaron Menashe (2)	41	director and chief financial officer
Ervin Leibovici (3)*	57	external director
Yaky Yanay*	46	director
Orit Stav*	47	external director
Natan Avisar	52	director

(1) As of March 28, 2017, Mr. Cohen holds 1,588,901 of our ordinary shares (on a split-adjusted basis), in addition to options to purchase 20,000 of our ordinary shares (on a split-adjusted basis), constituting (if all the convertible securities held by him were exercised) 17.1% of the outstanding ordinary shares of the company.

(2) As of March 27, 2017, Mr. Menashe holds 1,603,241 of our ordinary shares (on a split-adjusted basis), in addition to options to purchase 27,000 of our ordinary shares (on a split-adjusted basis), constituting (if all the convertible securities held by him were exercised) 17.32% of the outstanding ordinary shares of the company.

(3) Mr. Leibovici's first three-year term as external director commenced on December 11, 2016, as  approved by the extraordinary general meeting of the Company's shareholders on October 5, 2016.

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

Ervin Leibovici was elected for service for an initial three-year term as our external director commencing December 11, 2016 by the extraordinary general meeting of the Company's shareholders, dated October 5, 2016. Mr. Leibovici currently acts as CEO of Nuergo, and in addition serves on the board of several companies, including EcoFer Technologies, and CropX. Mr. Leibovici served as VP Head of Developed Markets Division of Netafim where he was responsible for customer facing sales, marketing, business development and support activities as well as complex manufacturing and a logistics network of multiple production sites. Prior to that, Mr. Leibovici also acted as CEO of Bitband, and EMEA Region Manager at Silicon Graphics among others. Mr. Leibovici holds a Bachelor of Applied Sciences degree in Computer Science from the Technion – Israel Institute of Technology, and an MBA from the University of Tel Aviv.

Board of Directors

Our directors, who are not external directors, commence their term when they are elected at the annual general meeting of our shareholders until the following annual general meeting. Amos Uzani served as an external director until December 11, 2016, when his third and last three-year term as external director expired. Mr Uzani was replaced by Mr. Ervin Leibovici who commenced his first three-year term as external director on December 11, 2016. Our second external director, Ms. Stav, was re-elected to serve for an additonal three year term as an external director commencing October 2016.

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

In accordance with the 2014 Private Placement Transaction, if SMD holds at least 5% of the Company’s issued and outstanding shares, it is entitled to appoint a representative to attend all board meetings in a non-voting, observer capacity. As of the date hereof, SMD has yet to appoint such an observer and does not have such right in light of its current holdings of the Company's issued and outstanding shares as reported by in on Form 13G/A of February 14, 2017. For more information on the 2014 Private Placement Transaction see Item 4.A “Recent Developments”.

B. Compensation

During 2016, we paid to all our directors and officers a total of approximately $0.45  million in salaries, fees and bonuses. This does not include money spent on automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. For information regarding option plans under which directors and officers were granted with options, see Item 6.E “Share Ownership”.

The table below reflects the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016. For purposes of the table below "compensation" includes amounts accrued or paid in connection with consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and phone and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in its financial statements for the year ended December 31, 2016, plus compensation paid to such executives following the end of the year in respect of services provided during the year. All amounts are in U.S dollars.

Name and Principal Position(1)	Fee(2)	Equity-Based Compensation(3)	All Other Compensation(4)	Total
Sam Cohen – CEO and Director	197	2	20	219
Yaron Menashe - CFO and Director	172	3	12	187
Josef Ran – Director	12	0	-	12
Yaky Yanay – Director	11	-	-	11
Natan Avisar –Director	11	1	-	12

(1)	All executive officers are engaged with the Company on a full time (100%) basis expect for directors.

(2)	Fee includes the total annual fee as agreed in each office holder's respective services agreement.

(3)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2016 based on the option's value, calculated in accordance with accounting guidance for equity-based compensation.

(4)	Includes leased car expenses and mobile phone expenses.

Pension and Retirement Benefits

We offered no pension or retirement benefits to our directors and key personnel in 2016.

C. Board Practices

Articles of Association

Our articles of association provide for a board of directors of no fewer than two and not greater than nine members. On February 21, 2006, our shareholders approved the adoption of new articles of association. On May 2, 2016, our shareholders approved an amended to our articles of association to reflect the 1-for-10 reverse share split approved by our shareholders on such date.

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

A company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company, may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – unless one year has passed as of the end of service as external director.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least a majority of the shares held by non-controlling shareholders and disinterested parties that were voted at the meeting, vote in favor of election of the director; or

•
the total number of shares held by non-controlling shareholders and disinterested parties that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

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

Currently, Mr. Leibovici and Ms. Stav serve as our external directors.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions. Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent directors.

The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, including the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of no more than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, a controlling shareholder or any relative of a controlling shareholder, and any director who derives his salary primarily from a controlling shareholder may not be a member of the audit committee.

According to the Companies Law: (1) the chairman of the audit committee must be an external director, (2) all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent directors and include at least one of the external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

The number of members in the compensation committee shall not be less than three, and all of the company's external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The following may not be a member of the compensation committee: (i) the chairman of the board of directors; (ii) any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control; (iii) any director who derives his salary primarily from a controlling shareholder; or (iv) a controlling shareholder or any relative of a controlling shareholder.Pursuant to Amendment 27, the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

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

Furthermore, the Compensation Policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion or the whole of the variable components, to the amount of up to three monthly salaries in case of a cash bonus, can be discretion based awards taking into account the contribution of the officer to the company. Pursuant to Amendment 27, variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an officer to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Nonetheless, even if the shareholders of the company do not approve the Compensation Policy, the board of directors of a company that is not a public sub-subsidiary may approve the Compensation Policy, provided that the compensation committee and, thereafter, the board of directors determined, based on detailed, documented, reasons and after a second review of the Compensation Policy, that the approval of the Compensation Policy is for the benefit of the company.

Currently, Mr. Leibovici and Ms. Stav serve as our external directors.

Executive Compensation Policy

On December 2, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law. The Policy was re-approved by our shareholders on October 5, 2016.

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

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its re-approval on October 5, 2016. Following such three year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

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

D. Employees

As of March  23, 2017, we employ a total of 44 individuals on a full time basis. Of these individuals, 22 are employees of our company and 22 are engaged as independent contractors. Of these individuals, 22 are employed in Israel, 6 are employed in Europe, 3 are employed in the United States, and 13 are employed in Asia.

2016

As of December 31, 2016, we employed a total of 44 full time persons of which 21 were engaged as independent contractors.

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

Although not legally required, we contribute funds on behalf of most of our employees to a fund known as “Managers' Insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 6% of a salary and the employer contributes between 12.5% and 14.83% of a salary.

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

E. Share Ownership

Of the persons listed in Item 6.A, “Directors, Senior Management and Employees”, Sam Cohen holds 1,588,901 of our ordinary shares (on a split-adjusted basis) and options to purchase 20,000 of our ordinary shares (on a split-adjusted basis), constituting (if all his convertible securities were exercised) 17.1% of the outstanding ordinary shares of the company; and Yaron Menashe holds 1.603,241 of our ordinary shares (on a split-adjusted basis) and options to purchase 27,000 of our ordinary shares (on a split-adjusted basis), constituting (if all his convertible securities were exercised) 17.32% of the outstanding ordinary shares of the company.

Employee Share Option Plans

We maintain the following share option plans for our employees and the employees of our subsidiaries. In addition to the discussion below, see Note 9 to our consolidated financial statements. All capitalization terms below were adjusted to reflect the 1-for-10 reverse share split.

In November 2003, the board of directors adopted a share option plan pursuant to which 200,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan was increased by 150,000 ordinary shares. As of March 28, 2017, options to purchase 5,750 of such ordinary shares were outstanding. 2,750 of the outstanding options have an exercise price of $4 per share and 3,000 of the outstanding options have an exercise price of $7.5 per share. As of March 28, 2017, all of the options were vested. All of the outstanding options terminate ten years following the date of grant if not exercised earlier. The 2003 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants were made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options could be granted was November 2013, and the 2003 Share Option Plan expired in accordance with its terms upon which expiration any unallocated shares under this plan were returned to the general pool of registered but unissued share capital of the Company. The remaining outstanding options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In March 2006, the board of directors adopted a share option plan pursuant to which 200,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. In 2012 the number of ordinary shares issuable under the share option plan was increased to 350,000 and on August 8, 2014 was further increased to . As of March 28, 2017, options to purchase 400,000 of such ordinary shares were outstanding. 170,000 of the outstanding options have an exercise price of $0.5 per share, 42,002 of the outstanding options have an exercise price of $0.7 per share, 84,501 of the outstanding options have an exercise price of $0.8 per share, 15,000 of the outstanding options have an exercise price of $0.9 per share, 10,,000of the outstanding options have an exercise price of $1 per share, 12,500 of the outstanding options have an exercise price of $1.48 per share, 16,000 of the outstanding options have an exercise price of $1.75 per share, 10,000 of the outstanding options have an exercise price of $2.15 per share, 10,500 of the outstanding options have an exercise price of $2.5 per share, 14,000 of the outstanding options have an exercise price of $3 per share, 3,000 of the outstanding options have an exercise price of $3.2 per share, 10,000 of the outstanding options have an exercise price of $4.6 per share, 2,500 of the outstanding options have an exercise price of $4.9 per share. As of March 28, 2017, 354,503 of the options were vested. All of the outstanding options terminate either ten years following the date of grant if not exercised earlier or 6 months after termination of the employee. The 2006 Share Option Plan is administered by a committee of the board of directors, which designates the optionees and dates of grant. The option exercise price is determined by our board of directors. All recent grants have been made at an exercise price equal to or above the fair market value of our shares. The options are non-assignable except by the laws of descent. The last date on which the options could be granted was March, 2016. The remaining options will be exercisable for a period up to ten years from the date of grant and will generally vest as to 25%-33% commencing the beginning of the second year after the grant and as to an additional 25%-33% in each of the remaining years thereafter, assuming continuous employment with us through such periods.

In August 2016, the board of directors adopted a share option plan pursuant to which 250,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The number of ordinary shares issuable under the share option plan may be increased by the board of directors from time to time. As of March 28, 2017, options to purchase 32,000 of such ordinary shares were outstanding. 6,000 of the outstanding options have an exercise price of $2.9 per share, 17,000 options have an exercise price of $3.18 per share and 9,000 options have an exercise price of $3.3 per share.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and notes set forth information, as of March 28, 2017, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares. All capitalization information provided below was adjusted to reflect the 1-for-10 reverse share split.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(3)	1,608,901	17.1%
Yaron Menashe (2)(3)	1,630,241	17.32%
All directors and officers as a group (4)	3,578,645	37.58%
Avi Gross	1,702,786	18.14%

The percentages in this table are based on 9,384,974 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)	Includes 20,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(2)	Includes 27,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)	Neither Mr. Sam Cohen nor Mr. Yaron Menashe is party to any voting agreement with respect to their share holdings in the company.

(4)	Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

As of March 28, 2017, there were a total of 52 holders of record of our ordinary shares, of which 20 were registered in the United States. Such United States shareholders were, as of such date, the holders of record of approximately 44.95%  of our outstanding ordinary shares.

Voting Agreements

As of March 28, 2017, we are not aware of any voting agreements with respect to the voting rights of our shares.

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

Loan Arrangement with Sam Cohen and Yaron Menashe

As a condition to our debt restructuring agreement with our two banks, in June 2010, each of Mr. Sam Cohen and Yaron Menashe undertook two financial commitments toward the company. Each of Mr. Cohen and Mr. Menashe provided us with a loan in the amount of US $50,000. The repayment of this loan shall occur in one of the following two ways: (i) commencing July 1, 2012 subject to compliance with the repayment terms of two pre-existing loans; or (ii) Commencing 2013 upon our request, where such request is accompanied by a confirmation letter issued by a certified external auditor confirming the following conditions (the "Repayment Conditions"): (a) existence of net profit for distribution; (b) existence of positive cash flow from ongoing operations; (c) the repayment amount shall not exceed 50% of the net profit for distribution and/or the positive cash flow from ongoing operations, the lower of the two, and in any case shall not exceed the outstanding loan amount; and (d) the auditor's confirmation provides that our tangible share capital is greater than zero. DuringAs of December 31, 2014 the Company fully repaid the loans by meeting the Repayment Conditions.

Further, each of Messrs. Cohen and Menashe agreed to the delayed payment by our company of the first US $50,000 of their salary until July 2011 and further agreed to the delayed repayment until fully repaid in December 2014.

Remuneration Arrangement with Natan Avisar

On January 12, 2015, our annual general meeting approved the remuneration terms to be paid to Mr. Natan Avisar in connection with his service as a director in the Company on behalf of Mr. Avi Gross. According to the remuneration arrangement, Mr. Natan Avisar is entitled to receive the fixed remuneration terms set forth in the Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors), for annual fees and for participation in meetings of our board of directors and its committees, and the grant of options to purchase 17,000 of our ordinary shares (on a split-adjusted basis) under the 2006 Share Option Plan, at an exercise price equal to the closing price of the ordinary shares on the Over the Counter market in the United States, on the date the award was approved by our board of directors, which shall vest in equal portions each quarter for three years from the date on which the board approved the award, for as long as Mr. Avisar continues to serve as a director on our board.

C. Interests of Experts and Counsel

 Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F1-F28.

Export Sales

In  2014, 2015 and 2016  96.8%, 98.2% and 96.2% of our sales, respectively, amounting to  $6.4 million, $8.96 million and $9.76 million respectively, were due to our products being exported outside of Israel.

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

ITEM 9.    THE OFFER AND LISTING

A. Offer and Listing Details and C. Markets

Market and Share Price History

All capitalization information provided below was adjusted to reflect the 1-for-10 reverse share split.

In July 1996, we consummated an initial public offering of 200,000 ordinary shares. At such time, our ordinary shares were quoted on the NASDAQ National Market. Our ordinary shares were quoted on the NASDAQ National Market from July 1996. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market. From that time our shares traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003 our ordinary shares were delisted from the SmallCap Market and following a seven business day period in which the shares were traded on the Pink Sheets (as a result of an error by the NASDAQ Listings Qualifications Panel), our ordinary shares were listed on the Over-the-Counter Bulletin Board from November 28, 2003. In March 2017, we completed a reverse share split at a ratio of 1-for-10, such that every ten outstanding ordinary shares were converted into one ordinary share par value NIS 10.00. For further information, see Item 3, “Key Information -- Risk Factors -- Risk Factors Related to Our Ordinary Shares” and Item 4, “Information on the Company -- History and Development of the Company”. From July 1996 until May 4, 1999, our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999, until November 18, 2003, they were quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, NASDAQ SmallCap Market or the Over-the-Counter Bulletin Board as applicable, during the indicated fiscal periods as reported by such exchange (All capitalization information provided below was adjusted to reflect the 1-for-10 reverse share split.):

Period	High ($)	Low ($)
March 2017	4.2	2.66
February 2017	3.8	3.3
January 2017	3.39	2.79
December 2016	3.1	2.71
November 2016	3.4	3
October 2016	3.5	3.1

First quarter 2017	4.2	2.66
Fourth quarter 2016	3.5	2.71
Third quarter 2016	3.55	2.455
Second quarter 2016	2.9	2.2
First quarter 2016	3.499	2.3
Fourth quarter 2015	2.671	2.570
Third quarter 2015	1.974	1.925
Second quarter 2015	1.706	1.691
First quarter 2015	1.524	1.496
Year ended 2016	3.55	2.2
Year ended 2015	2	1.9
Year ended 2014	1.8	0.4
Year ended 2013	0.7	0.5
Year ended 2012	1.1	0.6

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

In March 2017 we completed a reverse share split, intended to make our Ordinary Shares a more attractive investment for large US institutional investors (many of whom do not regularly invest in stocks trading below $1.00 per share) and to allow for a possible return of the Ordinary Shares to the Nasdaq Capital Market, which would require a minimum bid price of $3.00 per share. There can be no assurance that we will be able to return to the Nasdaq Capital Market following the reverse share split.

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

Following the completion of the reverse share split we have one class of outstanding securities, our ordinary shares, par value NIS 10.00 per share. No preferred shares are currently authorized.

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

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Israeli Companies Law, pursuant to which the shareholder majority approval must also either include a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the proposedcompensation policy, the board of directors of a company may approve the proposed compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of such compensation policy is for the benefit of the company.

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

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration.

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

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is between companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors and officers insurance for the chief executive officer, do not require shareholder approval if certain criteria are met.

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

The Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011 (the "Sixteenth Amendment"), Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014, Amendment 26 which came into effect during July 2014 and Amendment  27 which came into effect on 17 February, 2016. The purposes of these amendments to the Israeli Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Israeli Companies Law are incorporated into the above discussions of the Company. Additional changes to the Israeli Companies Law pursuant to these recently passed amendments include:

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

Duties of Shareholders. Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

Furthermore, the Israeli Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Israeli Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances and taking into account the status within the company of such shareholder, shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

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

Debt Restructure Agreement with the Banks

In June 2010, we completed the restructuring of our bank debt to our Banks. Pursuant to the terms of the debt restructuring, the Banks forgave $2.4 million of debt from our company and our former subsidiary ScanMaster. Further, the Banks agreed to a more flexible repayment schedule whereby we will repay approximately $1 million over a period of five (5) years, and will repay an additional $600,000 over a period of ten (10) years. The debt restructuring was contingent upon the sale of ScanMaster, which was completed in June 2010. The debt restructuring was further conditioned upon certain commitments made by Sam Cohen, our chief executive officer, and Yaron Menashe, our chief financial officer. Mr. Menashe and Mr. Cohen each committed to provide a loan to the company in an amount of $50,000, the repayment of which was scheduled to commence on January 1, 2013, subject to us meeting certain milestones set by the Banks. During 2014 the Company fully repaid the loans provided by Messrs. Cohen and Menashe. In September 2016 we completed the full repayment of the bank loans.

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

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12‑month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12‑month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Having said this, in the event that one of the following two occurs, the aforesaid exemption shall not apply: (i) the capital gains arising from the sale of our company's shares will be attributable to a permanent establishment of the shareholder located in Israel; or (ii) the shareholder, being an individual, will be present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time in which dividend are being distributed or was a substantial shareholder during the 12 months that preceded the date of dividend distribution). If the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise under the Investment Law, the rate is 20%. A lower rate may be provided for in an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, and subject to certain conditions, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise (as such term is defined in the Investment Law). A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel.

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

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2011-2016 (the regular rate of corporate tax being 24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and 2015 and 25% in 2016).

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

As of December 31, 2016, we had accounts payable in NIS or in funds linked thereto in the amount of $0.54 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end NIS/Dollar and the Euro/Dollar exchange rate. Assuming such decrease in the NIS/Dollar and the Euro/Dollar exchange rate, the fair value of our accounts payable would increase by $60 thousand.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and others. As of December 31, 2016 we had liabilities in the amount of $0.52 million. Market risk was estimated as the potential increase in fair value of our liabilities resulting from a hypothetical 10% increase in the year-end interest rate of our liabilities. Assuming such increase in the interest rates, the fair value of our cash and cash equivalents would decrease by approximately $2 thousand.

Israeli CPI Risk

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to funds we owe to the OCS and under the Ministry of Economics Program.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2016 , have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2016.

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

The following table presents fees for professional audit services rendered by our principal accountants, Brightman Almagor, Zohar & Co., for the audit of our consolidated annual financial statements for the years ended December 31, 2015 and December 31, 2016.

	2015	2016
Audit Fees (1)	33,000	33,000
Audit-Related Fees
Tax Fees		2,000
Other Fees	-	1,000
Total	33,000	36,000

(1)	Includes annual audit services provided by the Company's independent auditor and assistance in preparation of OCS reports.

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

ITEM 16.F.   Changes in Registrant's Certifying Accountant

Not applicable.

ITEM 16.G.   Corporate Governance

Not applicable.

Item 16H.      Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See pages F-1 to F-26.

ITEM 19.    EXHIBITS

1.1	Articles of Association, as amended, of the Registrant. (*)

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

4.17
English summary from Hebrew original lease agreement between the Registrant and Gav Yam Cesarea Ltd. for the lease of the Registrant's headquarter and manufacturing facilities in Cesarea, Israel, incorporated by reference to our Annual Report on Form 20-F, File No. 000-28580, filed with the Commission on March 29, 2016.

8.1	List of subsidiaries. (*)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. (*)

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. (*)

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (*)

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (*)

15.1	Consent of Deloitte Brightman Almagor, certified public accountants (Israel). (*)

(*) Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 6, 2017

ELBIT VISION SYSTEMS LTD.

By: /s/ Sam Cohen
Sam Cohen
Chief Executive Officer

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2016 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2016 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 6, 2017

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2 0 1 6	2 0 1 5
Assets

CURRENT ASSETS:
Cash and cash equivalents		4,528	3,305
Restricted deposit (short term)	11A	111	69
Trade account receivables (net of allowance for doubtful account 2016- $61 thousands, 2015- $85 thousands)	12A1	1,136	1,383
Other receivables	12A2	286	78
Inventories	3	1,651	1,419

Total current assets		7,712	6,254

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	140	193
Other long-term receivables and investment	4	35	67

		175	260

PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization)	5	29	36

OTHER ASSETS
Goodwill		242	242

Total assets		8,158	6,792

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31,
	Note	2 0 1 6	2 0 1 5

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	12C	-	149
Trade account payable		776	1,171
Deferred revenues	2I(3)	231	324
Other payables	12B	1,031	441

Total current liabilities		2,038	2,085

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	-	373
Other Long Terms Liabilities	8	165	429
Accrued severance pay	6	155	206
Total long-term liabilities		320	1,008

Total liabilities		2,358	3,093

SHAREHOLDERS' EQUITY:	9
Share capital - ordinary shares of NIS 10 par value (“Ordinary Shares”); Authorized - 12,000,000 Ordinary Shares as of December 31, 2016 and 2015 Issued and outstanding:
December 31, 2016 – 9,347,780 Ordinary shares (*) December 31, 2015 – 9,320,725 Ordinary shares (*)		21,904	21,837
Additional paid-in capital		22,016	22,006
Accumulated deficit		(38,120)	(40,144)

Total shareholders’ Equity		5,800	3,699

Total liabilities and shareholders’ Equity		8,158	6,792

(*) Share data is retroactively adjusted to reflect 1 to 10 reverse stock split (refer to Note 15)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 6	2 0 1 5	2 0 1 4
Revenues:
Sale of products		9,234	8,085	5,718
Services rendered		912	1,043	926
		10,146	9,128	6,644
Cost of revenues:	12D
Cost of products sold		3,790	3,072	2,514
Cost of services rendered		740	810	631
		4,530	3,882	3,145

Gross profit		5,616	5,246	3,499

Research and development		1,378	765	560
Marketing and selling		1,254	1,411	1,187
General and administrative		826	808	729
Operating Profit		2,158	2,262	1,023
Financial expenses - net	12E	(134)	(144)	(365)
Profit before taxes on income		2,024	2,118	658
Taxes on income	10	-	-	-
Net Profit for the year		2,024	2,118	658

Profit per share:
Basic earnings per share		0.22	0.25	0.08
Diluted earnings per share		0.21	0.25	0.08

Weighted average number of shares used in
Computation of Profit per share (*) –
Basic (in thousands)		9,338	8,546	8,218
Diluted (in thousands)		9,593	8,568	8,352

(*) Share data is retroactively adjusted as if the reverse stock split occurred at the beginning of the earliest Presented (refer to Note 15)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares (***)	Amount	Capital	deficit	Equity (Deficiency)
	In thousands
BALANCE - January 1, 2014	8,080	18,554	23,494	(42,920)	(872)

CHANGES DURING 2014:
Profit for the year	-	-	-	658	658
Issuance of share capital and warrants (note 9a)(*)	438	1,221	(991)	-	230
Reclassification of warrants to equity	-	-	330	-	330
Share based compensation expenses	-	-	41	-	41

BALANCE - DECEMBER 31, 2014	8,518	19,775	22,874	(42,262)	387

Profit for the year	-	-	-	2,118	2,118
Issuance of share capital and warrants (note 9a)(**)	784	2,015	(867)	-	1,148
Exercise of Share based compensation	19	47	(37)	-	10
Share based compensation expenses	-	-	36	-	36

BALANCE - DECEMBER 31, 2015	9,321	21,837	22,006	(40,144)	3,699

CHANGES DURING 2016:
Profit for the year	-	-	-	2,024	2,024
Exercise of Share based compensation	27	67	(43)	-	24
Share based compensation expenses	-	-	53	-	53

BALANCE - DECEMBER 31, 2016	9,348	21,904	22,016	(38,120)	5,800

(*) Net of share issuance costs in the amount of $20.
(**) Net of share issuance costs in the amount of $20.
(***) Share data is retroactively adjusted to reflect 1 to 10 reverse stock split (refer to Note 15)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
Cash flows from operating activities:
Net profit	2,024	2,118	658

Adjustments to reconcile net profit to

Net cash provided by operating activities:
Depreciation and amortization	14	6	13
Revaluation of convertible loan and warrants	-	-	285
Liability for employee rights upon retirement	2	-	(5)
Stock based compensation	53	36	41
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	247	(482)	112
Decrease in other accounts receivable	(208)	32	10
Increase (decrease) in trade accounts payable	(395)	534	(101)
Changes in Deferred income	(93)	(254)	540
Increase (decrease) in other accounts payable	590	(16)	(21)
Increase in inventories	(232)	(454)	(100)
Net cash provided by operating activities	2,002	1,520	1,432

Cash flows from investing activities:
Purchase of property and equipment	(7)	(15)	(9)
Long-term receivables	32	12	8
Investment in restricted deposit	(42)	(25)	(10)

Net cash used in investing activities	(17)	(28)	(11)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	24	1,158	230
Short-term credit from bank – net	(149)	(34)	-
Repayments of loan from Shareholder	-	-	(200)
Repayments of Long- terms loan	(264)	(170)	(354)
Repayments of Long- terms loan from banks and other	(373)	(208)	(182)

Net cash provided by (used in) financing activities	(762)	746	(506)

Net increase in cash and cash equivalents	1,223	2,238	915

Balance of cash and cash equivalents at Beginning of year	3,305	1,067	152

Balance of cash and cash equivalents at end of year	4,528	3,305	1,067

Non cash activities:
Reclassification of warrants to equity	-	-	330

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	20	19	39

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

In September 2004, the Company completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a New Hampshire corporation (collectively - “ScanMaster”).  ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection. During May 2010, the company sold all its shares in Scanmaster.

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sell its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers repay loan of $550 thousands in cash and undertook to repay the Company the sum of $675 thousands in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.Following this Loan agreement, in 2012 the loan was reduced in $450 thousands.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements the banks forgave part of the debt such that the Company's remaining debt is $1.6 million dollars over a period of 10 years started January 1, 2011. During 2016 the Company repaid its bank loans.

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

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2016 the Company has $148 thousands in consignment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition: (Cont.)

(1)	Sale of products: (Cont.)

(b)	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)	Multiple Deliverables

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

The deferred income balance as of December 31, 2016 and 2015 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

J.	Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses:

Advertising expenses are expensed as in incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 were $ 103 thousands, $ 109 thousands and $ 52 thousands, respectively.

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

M.	Earning per share (“EPS”):

Basic and diluted net income per share are presented in conformity with ASC 260 ("Earnings per Share") for all years presented. Basic net income per share have been computed using the weighted-average number of ordinary shares outstanding during the year. In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

 Outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net income per share to the extent such securities are anti-dilutive. The total number of options to purchase shares, excluded from the calculations of diluted net income per share, were 61,250, 278,401 and 0 for the years ended December 31, 2016, 2015 and 2014, respectively.

N.	Stock-based compensation:

The Company recognizes $ 53 thousands of compensation expenses in 2016 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 9b.

O.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

P.	Consentration of credit risk:

As of December 31, 2016 and 2015, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.	Issuance of shares, warrants and a convertible note to an investor:

The December 2012 Agreement (see note 9A (3)), included a share, convertible debt instrument with stock warrants, and a beneficial conversion features. Under ASC 470-20-25, the Company separated the shares, debt instruments and the warrants based on their relative fair value for the liability components and for the equity components. The company accounted for the first warrants as an equity component and the second warrants as a liability component under the provision of ASC 815-10. In addition, the Company concluded that the liability component includes beneficial conversion features. Under ASC 470-20-25, issuers of certain debt instruments with beneficial conversion features need to allocate to an equity component. The Company separated it accordingly.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 3   -      INVENTORIES

Composition:

	December 31,
	2 0 1 6	2 0 1 5

Raw materials	1,379	1,066
Work in process	105	177
Finished products	167	176
	1,651	1,419

The balances are net of write-down of $643 thousands as of December 31, 2016 and 2015.

NOTE 4   -      OTHER LONG-TERM RECEIVABLES AND INVESTMENT

Composition:

	December 31,
	2 0 1 6	2 0 1 5

Deposits on leased vehicle and other (see also Note 8b2)	8	11
Loan to non-affiliated companies (see Note 1)	27	56
	35	67

NOTE 5   -      PROPERTY AND EQUIPMENT

A.	Comprised as follows:

	December 31,
	2 0 1 6	2 0 1 5

Machinery and equipment	1,732	1,725
Leasehold improvements	24	24
Office furniture and equipment	44	44
	1,800	1,793
Less - accumulated depreciation and amortization	1,771	1,757
Net book value	29	36

B.	Depreciation and amortization expenses totaled $14 thousands, $6 thousands, and $13 thousands, in the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 6   -      ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the Company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 7   -      LONG TERM LOANS

A.	Composed as follows:

	December 31,
	2 0 1 6	2 0 1 5

Loans from banks	-	373

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

Further, the Company's major shareholders agreed to delay payment of the first US $100 thousands of their salary until July 2011, at which time the company shall repay them in three equal monthly installments. In September 2016, the Company repay all its banks loans.

In May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850 thousands to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate. The Company pay the last payment in October 2015.

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31,
	2 0 1 6	2 0 1 5

2016	-	149
2017	-	149
2018 and thereafter	-	75
	-	373

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8   -      OTHER LONG TERMS LIABILITIES

A.	Royalties:

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

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor - Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480 thousands. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company's written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company's inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90 thousands on acount of this claim.

On March 3, 2013, the Company received an email notification which was sent on behalf of the Ministry stating that the Company had received funding from the Fund in the past and requesting information relating to the Company's export revenues. The Company has not responded.

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above, at December 31, 2016 is approximately $215 thousands.

In January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten years with monthly installment of $9.4 thousands (36 thousands NIS) per month.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8   -      OTHER LONG TERMS LIABILITIES (Cont.)

B.	Lease commitments

(1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2021.

To secure the amounts due to the lessor, the Company has deposited a total of $ 28 thousands.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2016, are as follows:

$ in thousands
Year ending December 31:
2017	105
2018	95
2019	95
295

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $87 thousands, $86 thousands, and $92 thousands in the years ended December 31, 2016, 2015 and 2014, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2016 - 2018 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2016, are as follows:

$ in thousands

2016	68
2017	36
2018	9
113

To secure the amounts due to the lessor, the Company has deposited a total of $ 8 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2016, 2015 and 2014, amounted to $94 thousands, $102 thousands and $98 thousands respectively.

C.	Guarantees

As of December 31, 2016, the Company gave $83 thousands guarantees to its customers.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9   -      SHAREHOLDER’ EQUITY

A.	Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
In December 2012, The Company issued Mr. Gross some financial instruments in consideration of $760 thousands (net of $40 thousands issuance expenses) which include shares, warrants and a convertible note. The Company issued 526,316 ordinary shares for $0. 95 per share. The Company also issued warrants ("The first warrants") to purchase 210,526 of the Company's ordinary shares at an exercise price per share of $0.95 amounting $200 thousands, vested in fully upon issuance, exercisable through February 2015. The Convertible Note Agreement is on the principal amount of $300 thousands. The maturity date of the Note is, May 2013, after the maturity date the conversion option expires, and the loan is supposed to be returned in 12 monthly installments.

(3)
The Note bears interest at a per annum rate of Libor rate. The Note and accrued interest are convertible to common stock of the Company at a conversion rate of $0.95 per share. In case that Mr. Gross would convert more than 50% of the aggregated amount of the principal amount of the convertible note and the first warrants, the Company would issue Mr. gross warrants ("the second warrants"). The principal amount of the second warrants would be in proportion to percentage converted/exercised from the principal amount of the convertible note and the first warrants. The second warrants could amount up to $1 miilion of the Company's ordinary shares at an exercise price per share of $1.7 or $2 depends on The company's revenue on the year ended 2014. The second warrants would be vested in fully upon issuance, exercisable through February 2015.

In May 2013 Mr. Gross convert the convertible note to Company's shares and the Company reduces the Conversion rate to $0.85 and postponed the exercisable date of the second warrants to December 2015. In August 2014 the Company set the exercise price of the second warrants to $1.7 accordingly, the Company reclassified the warrants to Equity. On December 31,2015 Mr. Gross exercise the second warrants for $1.7 per share

(4)
In July 2014 The Company issued shares 416,667 to SMD Advanced Technologies Ltd. (“SMD”) controlled by Mr. Yaacov Kotlicki, and warrants to purchase another 183,334 shares for a price of $147 thousand valid until July 2017. During December 2015, SMD exercise its warrants.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9   -      SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans:

(1)	The plans:

(a)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter - The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 200,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries. The Board of the Company increase the aggregate number of option to 450,000 for 2006 plan.

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

The 2006 Plan is valid for ten years and will expire in March, 2016, except for options outstanding on that date.

(b)	In August 2016, the Board of Directors of the Company adopted the Employee Share Option Plan (2016) (hereafter - The 2016 Plan).

Under the 2016 plan, options to purchase an aggregate of 250,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries

Under the 2016 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 3 months after termination of the employment, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

All of the outstanding options from the 2006 and 2016 plan are to expire no later than 10 years following the date of grant.

During 2015 and 2016, 19,000 and 25,389 options were exercised.
The 2006 and 2016 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

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

(a)
A summary of the status of the above plans in respect of options granted to employees, directors and consultant of the Company and its subsidiaries as of December 31, 2016, 2015 and 2014, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2 0 1 6		2 0 1 5		2 0 1 4
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	419,042	1.1	422,761	1	480,444	0.4
Changes during the year:
Granted (1)	52,000	3	53,500	1.7	114,000	0.8
Exercised	(27,100)	1	(19,000)	0.5	-	-
Forfeited	(11,667)	1.8	(38,219)	1.1	(171,683)	9.2
Options outstanding at end of year	432,275	1.3	419,042	1.1	422,761	1
Options exercisable at year end	328,362	1	317,042	1	316,958	1.1
Weighted average fair value of options granted during the year (2)	$1.3		$1.2		$0.4

(1)	Options granted in 2016, 2015 and 2014 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9   -      SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(a)	(Cont.)

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2016 ,2015 and 2014, with the following weighted average assumptions:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Dividend yield	0%	0%	0%
Expected volatility	80%	81%	64%
Risk-free interest rate	1.93%	1.72%	1.5%
Expected life - in years	4	6.5	4

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

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2016:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2016	life	2016	life
$		Years		Years

0.5-3.2	413,275	0.03-9.82	309,362	0.03-8.88
4-4.6	12,750	1.28-2.12	12,750	1.28-2.12
4.9	2,500	2.01	2,500	2.01
7.5-7.8	3,750	0.12-1.29	3,750	0.15-1.29
	432,275		328,362

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9   -      SHAREHOLDER’ EQUITY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees (Cont.):

(c)	As of December 31, 2016 the aggregate intrinsic value for the option exercisable was $329 thousands with a weighted average remaining contractual life of 4.53 years.

The unrecognized compensation expenses calculated under the fair value method for stock options expected to vest as of December 31, 2016 is approximately $ 95 thousands and is expected to be recognized over a weighted average period of 3 year.

NOTE 10 -      TAXES ON INCOME

A.	Tax Rates Applicable To The Income Of The Company:

The Company's taxable income is subject to income tax at the regular corporate rate of 25% and in US 35%.

B.	Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended
	December 31,
	2 0 1 6	2 0 1 5

Net loss carry-forward	9,593	10,004
Other additions for tax Purposes	290	183
Net deferred tax asset before valuation allowance	9,883	10,187
Valuation allowance	(9,883)	(10,187)
Net deferred tax asset	-	-

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

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10 -      TAXES ON INCOME (Cont.)

B.	Deferred Income Taxes: (Cont.)

Net profit (loss) was incurred as following:

	Year ended
	December 31,
	2 0 1 6	2 0 1 5

United States	608	(461)
Israel	1,416	2,579
	2,024	2,118

C.	Tax Loss Carry-Forwards:

Net operating loss carry-forwards as of December 31, 2016 are as follows:

Israel	37,510
United States *	610
38,120

Net operating loss carry-forwards as of December 31, 2015 are as follows:

Israel	38,926
United States *	1,218
40,144

Net operating losses in Israel may be carried forward indefinitely.

Net operating losses in the U.S. are available through 2027.

*
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization

NOTE 11 -      LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Company has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers.

As of December 31, 2016, the bank deposits amount to $83 thousands;

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12 -      SUPPLEMENTARY INFORMATION:

Composition:

	Year ended
	December 31,
	2 0 1 6	2 0 1 5
A. Accounts receivable:

(1) Trade - allowance for doubtful accounts:
Balance at beginning of year	85	60
Charged to statement of operations	(24)	25
Balance at end of year	61	85

(2) Other receivables:
Prepaid expenses	31	12
Israeli Government departments and agencies	170	57
Other	85	9
	286	78

	December 31,
	2 0 1 6	2 0 1 5
B. Other payable:

Employees and employee institutions	392	75
Israeli Government departments and agencies	108	112
Provision for vacation and recreation pay	49	76
Provision for product warranty	138	113
Liability for commissions to agents	291	21
Accrued expenses and sundry	53	44
	1,031	441

C. Credit from banks:

	% interest rate as of
	December 31,	December 31,
	2 0 1 6	2 0 1 6	2 0 1 5
Short-term loans from banks:
Linked to the Dollar (See Note 7(a))	2.5	-	149

D. Cost of revenues:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Industrial operations:
Materials consumed	2,712	2,263	1,635
Payroll and related expenses	518	504	479
Subcontracted work	347	306	278
Depreciation and amortization	-	1	2
Other production expenses	953	808	751
	4,530	3,882	3,145

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12 -      SUPPLEMENTARY INFORMATION: (Cont.)

E. Financial expenses:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Income:
Exchange differences	-	-	27
Other	6	2	2
	6	2	29
Expenses:
Interest
In respect of liability to related parties	-	-	11
In respect of credit from banks	20	19	28
Exchange differences	24	60	-
Revaluation of convertible loan and warrants	-	-	285
Other	96	67	70
	140	146	394

	(134)	(144)	(365)

NOTE 13 -      RELATED PARTIES

Composition:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Managements fees - included in General and administrative	402	430	343
Assets – Due from related party	81	-	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 14 -      GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

North America (mainly the United States)	2,900	2,646	1,720
Germany	750	424	442
Italy	431	403	399
Turkey	127	200	241
UK	133	-	221
Russia	-	230	146
Other European countries	1,626	959	1,374
Thailand	600	41	10
China	2,638	2,824	1,420
India	213	598	80
Japan	68	437	200
Israel	383	165	210
Other Far Eastern countries	277	201	181
	10,146	9,128	6,644

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5

Israel	446	526
U.S.A.	-	12
	446	538

NOTE 15 -     SUBSEQUENT EVENTS

In January 2017, the Company's board of directors approved a 1-for-10 reverse stock split of the outstanding common stock and stock options of the Company. The reverse stock split became effective on March 24, 2017. Accordingly, (i) every ten shares of common stock have been combined into one share of common stock, (ii) the number of shares of common stock underlying each stock option have been proportionately decreased on a 1-for-10 basis, and the exercise price of each such outstanding stock option has been proportionately increased on a 1-for-10 basis. All option numbers, share numbers, share price and exercise prices have been adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 1-for-10 reverse stock split